Form 20-F
period 1997-12-31
ELSEVIER NV /; REED INTERNATIONAL PLC
filed 1998-03-27
CIK 929872, 929869

As filed with the Securities and Exchange Commission on March 27, 1998

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



(MarkOne)

[ ]  (REGISTRATION   STATEMENT   PURSUANT   TO  SECTION  12(b)  or  (g)  OF  THE
     SECURITIES EXCHANGE ACT OF 1934

                                       or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 1997

                                       or

[ ]  TRANSITION   REPORT   PURSUANT  TO  SECTION  13 or 15(d) OF THE  SECURITIES
     EXCHANGE ACT OF 1934

                        For the transition period from to
                          Commission file number 1-3334

               REED INTERNATIONAL P.L.C.                                     ELSEVIER NV
(Exact name of Registrant as specified in its charter) (Exact name of Registrant as specified in its charter)
                        England                                            The Netherlands
    (Jurisdiction of incorporation or organisation)        (Jurisdiction of incorporation or organisation)
                  25 Victoria Street                               Van de Sande Bakhuyzenstraat 4
                    London SW1H 0EX                                       1061 AG Amsterdam
                        England                                            The Netherlands
       (Address of principal executive offices)               (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act

Title of each class
Reed International P.L.C.:                  Name of exchange on which registered
   American Depositary Shares (each
     representing four Reed International
     P.L.C. Ordinary Shares)                New York Stock Exchange

   Ordinary Shares of 12.5p each
     (the "Reed International Ordinary
     Shares")                               New York Stock Exchange*

Elsevier NV:
   American Depositary Shares
     (each representing two Elsevier
     NV Ordinary Shares)                    New York Stock Exchange
   Ordinary Shares of Dfl0.10 each
     (the "Elsevier Ordinary Shares")       New York Stock Exchange*
----------

* Listed, not for trading, but only in connection with the listing of the applicable Registrant's American Depository Shares issued in respect thereof.

     Securities  registered or to be registered pursuant to Section 12(g) of the
     Act: None
                                   ----------

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
                                   ----------

      Indicate the number of outstanding shares of each of the issuers' classes of capital or common stock as of December 31, 1997:
                                                                  Number of
Title of each class                                           Outstanding shares
-------------------                                           ------------------
Reed International P.L.C.:
 Preference shares (cumulative) of (pound)1.00 each
 Redeemable at par at the option of the company
     3.15% .......................................................     1,500,000
     3.85% .......................................................     1,200,000
 Non-redeemable
     3.50% .......................................................       317,766
     4.90% .......................................................     1,050,587
 Ordinary Shares of 12.5p each
     (previously 25p) ............................................ 1,140,399,121
Elsevier NV:
 Ordinary shares of Dfl 0.10 each ................................   666,713,891
 R-shares of Dfl 1.00 each (held indirectly by Reed
     International P.L.C.) .......................................     4,049,951

                                   ----------

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days:
                                Yes [X]        No []

Indicate by check mark which financial statement item the registrants have elected to follow:
                                Item 17 []     Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
GENERAL INFORMATION ........................................................   1
FORWARD LOOKING STATEMENTS .................................................   2
PART I
  ITEM 1:     DESCRIPTION OF BUSINESS ......................................   3
  ITEM 2:     DESCRIPTION OF PROPERTY ......................................  18
  ITEM 3:     LEGAL PROCEEDINGS ............................................  18
  ITEM 4:     CONTROL OF REGISTRANTS .......................................  19
                REED INTERNATIONAL .........................................  19
                ELSEVIER ...................................................  19
                REED ELSEVIER ..............................................  19
  ITEM 5:     NATURE OF TRADING MARKET .....................................  21
                REED INTERNATIONAL .........................................  21
                ELSEVIER ...................................................  22
  ITEM 6:     EXCHANGE CONTROLS AND OTHER LIMITATIONS
                AFFECTING SECURITY HOLDERS .................................  23
                REED INTERNATIONAL .........................................  23
                ELSEVIER ...................................................  23
  ITEM 7:     TAXATION .....................................................  24
                REED INTERNATIONAL .........................................  24
                ELSEVIER ...................................................  27
  ITEM 8:     SELECTED FINANCIAL DATA ......................................  30
                REED ELSEVIER ..............................................  30
                REED INTERNATIONAL .........................................  32
                ELSEVIER ...................................................  33
  ITEM 9:     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS ........................  36
                REED ELSEVIER ..............................................  36
                REED INTERNATIONAL .........................................  46
                ELSEVIER ...................................................  47
  ITEM 9A:    QUANTITATIVE AND QUALITATIVE DISCLOSURES
                ABOUT MARKET RISK ..........................................  48
                REED ELSEVIER ..............................................  48
  ITEM 10:    DIRECTORS AND OFFICERS OF REGISTRANTS ........................  50
                REED ELSEVIER ..............................................  50
                REED INTERNATIONAL .........................................  50
                ELSEVIER ...................................................  50

  ITEM 11:    COMPENSATION OF DIRECTORS AND OFFICERS .......................  53
  ITEM 12:    OPTIONS TO PURCHASE SECURITIES FROM
                REGISTRANTS OR SUBSIDIARIES ................................  56
                REED INTERNATIONAL .........................................  56
                ELSEVIER ...................................................  58
                REED ELSEVIER ..............................................  59
  ITEM 13:    INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS ..............  62
                REED INTERNATIONAL .........................................  62
                ELSEVIER ...................................................  62

PART II
  ITEM 14:    DESCRIPTION OF SECURITIES TO BE REGISTERED ...................  62
                REED INTERNATIONAL .........................................  62
                ELSEVIER ...................................................  62

PART III
  ITEM 15:    DEFAULTS UPON SENIOR SECURITIES ..............................  62
                REED INTERNATIONAL .........................................  62
                ELSEVIER ...................................................  62
  ITEM 16:    CHANGES IN SECURITIES AND CHANGES IN
                SECURITY FOR REGISTERED SECURITIES .........................  62
                REED INTERNATIONAL .........................................  62
                ELSEVIER ...................................................  62

PART IV
  ITEM 17:    FINANCIAL STATEMENTS* ........................................  62
  ITEM 18:    FINANCIAL STATEMENTS .........................................  62
  ITEM 19:    FINANCIAL STATEMENTS AND EXHIBITS ............................ F-1

* The registrants have responded to Item 18 in lieu of responding to this Item.

                               GENERAL INFORMATION

      Reed Elsevier was formed by the merger (the "Merger") on January 1, 1993 of the businesses of Reed International P.L.C. ("Reed International") and
Elsevier NV ("Elsevier"). On that date, substantially all of the operating interests of both Reed International and Elsevier were merged into a single operating group under Reed Elsevier plc, a public limited company incorporated in England, and many of the treasuryorelated activities of both Reed
International and Elsevier were combined under Elsevier Reed Finance BV, a private limited company organized under the laws of the Netherlands. Since the Merger, the operating businesses of Reed Elsevier have been managed on a unified basis. See "Description of Business". Reed Elsevier is not a legal entity but is the collective reference to the separate legal entities of Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries. The businesses of all of the entities comprising Reed Elsevier are collectively referred to herein as the "combined businesses". A diagram presenting a simplified view of the structure of Reed Elsevier is included under "Description of Business o Introduction".

      Reed International and Elsevier have entered into equalization arrangements which are intended to ensure that ordinary shareholders in Reed International and Elsevier enjoy substantially equivalent dividend and capital rights in the net income and net assets of the combined businesses.

      The financial statements of the Reed Elsevier combined businesses (the "Combined Financial Statements") appearing in this Annual Report are presented in pounds sterling and incorporate the consolidated financial statements of Reed International and the financial statements of Elsevier. In addition, as separate legal entities, Reed International and Elsevier prepare separate financial statements which reflect their respective shares in the combined businesses. In such separate financial statements, Reed International and Elsevier account for their respective shares in the combined businesses on an equity basis.

      The audited Combined Financial Statements of Reed Elsevier for the three years ended December 31, 1997 have been prepared in accordance with accounting policies that are in compliance with both U.K. and Dutch generally accepted accounting principles ("U.K. and Dutch GAAP"). These accounting principles differ, in some respects, from those generally accepted in the United States ("U.S. GAAP"). These differences are set out in note 29 to the audited Combined Financial Statements included in this Annual Report.

      The audited consolidated financial statements of Reed International for the three years ended December 31, 1997 have been prepared in accordance with accounting policies that are in compliance with U.K. generally accepted accounting principles ("U.K. GAAP"). These accounting principles differ, in some respects, from U.S. GAAP. These differences are set out in note 17 to the audited consolidated financial statements of Reed International included in this Annual Report.

      The audited financial statements of Elsevier for the three years ended December 31, 1997 have been prepared in accordance with accounting policies that are in compliance with Dutch generally accepted accounting principles ("Dutch GAAP"). These accounting principles differ, in some respects, from U.S. GAAP. These differences are set out in note 13 to the audited financial statements of Elsevier included in this Annual Report.

      The Reed Elsevier Combined Financial Statements and the Reed International consolidated financial statements are published in pounds sterling. In this Annual Report, references to "U.S. dollars" or "$" are to United States dollars and references to "pounds sterling", "sterling", "pence", "(pound)", or "p" are to U.K. currency. Solely for convenience, this Annual Report contains translations of certain amounts of currencies other than pounds sterling into pounds sterling amounts. Unless otherwise indicated or except as otherwise provided below, translations of amounts of currencies other than pounds sterling into pounds sterling amounts have been made at the rate used in the preparation of the Reed Elsevier Combined Financial Statements or the Reed International consolidated financial statements. These translations should not be construed as representations that the pounds sterling amounts actually represent such non-pounds sterling amounts or could be converted into non-pounds sterling amounts at the rate indicated.

      In addition, solely for convenience, this Annual Report contains translations of certain pounds sterling amounts into U.S. dollars under "Nature of Trading Market o Reed International" and "Selected Financial Data o Reed Elsevier" and "Selected Financial Data o Reed International" at specified rates. These translations of certain pounds sterling amounts into U.S. dollars should not be construed as representations that the pounds sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, these translations of pounds sterling into U.S. dollars have been made at the noon buying rate (the "Noon Buying Rate") in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the dates specified herein. For information concerning recent Noon Buying Rates for pounds sterling expressed in U.S. dollars, see "Selected Financial Data o Exchange Rates".

      The Elsevier financial statements are published in Dutch guilders. In this Annual Report, references to "Dutch guilders", "guilders" or "Dfl" are to Dutch currency. Solely for convenience, this Annual Report contains translations of certain guilder amounts into U.S. dollars under "Nature of Trading Market o Elsevier" and "Selected Financial Data o Elsevier" at specified rates. These translations of certain guilder amounts into U.S. dollars should not be construed as representations that the guilder amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, these translations of guilders into U.S. dollars have been made at the Noon Buying Rate for Dutch guilders on the dates specified herein. For information concerning recent Noon Buying Rates for Dutch guilders expressed in U.S. dollars, see "Selected Financial Data -- Exchange Rates".

      Except where the context otherwise requires, references to "Elsevier" herein are to Elsevier NV, references to "Reed International" herein are to Reed International P.L.C. and references to "Reed Elsevier" herein are to, collectively, Reed International, Elsevier, Reed Elsevier plc, Elsevier Reed Finance BV and their respective subsidiaries. References to the "Registrants" herein are to Reed International and Elsevier collectively in their capacities as registrants and references to "Registrant" herein are to Reed International or Elsevier, as the case may be, in its individual capacity as a registrant.

                           FORWARD LOOKING STATEMENTS

      This Annual Report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently anticipated as reflected in such forward-looking statements. The terms, "expect", "should be", "will be" and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, general economic conditions and business conditions in Reed Elsevier's markets, customers' acceptance of its products and services, the actions of competitors and progress of Reed Elsevier's Year 2000 compliance program.

                                     PART I

                         ITEM 1: DESCRIPTION OF BUSINESS


Introduction

      Reed Elsevier is one of the world's leading publishers and information providers based on net sales. Its activities include scientific, professional and business publishing. Its principal operations are in North America and Europe. For the year ended December 31, 1997, Reed Elsevier had total net sales of approximately (pound)3.4 billion and an average of approximately 27,600 employees. In 1997, North America represented Reed Elsevier's largest single geographic market, based on net sales by destination, contributing 47% of Reed Elsevier's total net sales.

      Reed Elsevier came into existence on January 1, 1993 when Reed International and Elsevier contributed their businesses to two jointly owned companies, Reed Elsevier plc and Elsevier Reed Finance BV. Reed Elsevier plc, which owns all the publishing and information businesses, is incorporated in England, and Elsevier Reed Finance BV, which owns the financing and treasury companies, is incorporated in the Netherlands. Reed International and Elsevier have retained their separate legal and national identities and are publicly-held companies with separate stock exchange listings in London, Amsterdam and New York.

      Under the equalization arrangements agreed at the time of the Merger ordinary shareholders in Reed International and Elsevier enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares in the net income and net assets of Reed Elsevier. The differences between a Reed International Ordinary Share and an Elsevier Ordinary Share are that a Reed International Ordinary Share provides an interest in a U.K. based legal entity, pays dividends in U.K. currency and is subject to U.K. tax law with respect to dividends and capital rights in respect of those shares, whereas an Elsevier Ordinary Share provides an interest in a Dutch legal entity, pays dividends in Dutch currency and is subject to Dutch tax law with respect to dividends and capital rights in respect of those shares. The equalization arrangements are such that, with respect to dividend and capital rights, one Elsevier Ordinary Share is, in broad terms, intended to confer equivalent economic interests to
1.538 of a Reed International Ordinary Share, after giving effect to the adjustments described below. Under the equalization arrangements, the Boards of both Reed International and Elsevier have agreed, except in exceptional circumstances, to recommend equivalent gross dividends (i.e., including, with respect to the dividend on Reed International Ordinary Shares, the associated U.K. tax credit currently 20%, reducing to 10% on April 6, 1999) based on the equalization ratio. The equalization ratio is subject to change to reflect share subdivisions and similar events which may affect the number of outstanding ordinary shares of either Reed International or Elsevier. The equalization ratio determined at the time of the Merger was such that, with respect to dividend and capital rights, one Elsevier Ordinary Share was, in broad terms, intended to confer equivalent economic interests to 7.69 Reed International Ordinary Shares. This ratio has been adjusted to reflect a ten for one share subdivision in respect of the Elsevier Ordinary Shares, which became effective on October 5, 1994 and a two for one share subdivision in respect of the Reed International Ordinary Shares, which became effective on May 2, 1997. There is no effect on the proportionate interests in Reed Elsevier of the Reed International and Elsevier shareholders as a result of these subdivisions.

      Reed International and Elsevier each hold a 50% interest in Reed Elsevier plc. Until November 3, 1994, Reed International and Elsevier each held a 50% interest in Elsevier Reed Finance BV. On that date Elsevier subscribed for additional shares in Elsevier Reed Finance BV raising its interest to 54%. The capital injection did not change the equalization ratio referred to above. This capital injection by Elsevier into Elsevier Reed Finance BV was made to satisfy the funding needs of Elsevier Reed Finance BV. Reed International did not participate in this funding and, as a result, Elsevier now holds 54% of the shares in Elsevier Reed Finance BV and Reed International holds 46% of the shares. The funds contributed by Elsevier in the capital injection remain part of the net assets of the Reed Elsevier combined businesses and so there is no resulting change in the sharing of earnings or net assets between Reed International and Elsevier shareholders. In addition to its interest in Reed Elsevier plc and Elsevier Reed Finance BV, Reed International also holds a 5.8% indirect interest in Elsevier. This equity interest reflects the higher market capitalization of Reed International, relative to Elsevier, in the period immediately preceding the Merger and has been taken into account in the equalization arrangements described above. As a result of this interest in Elsevier, Reed International shareholders have a 52.9% interest in the net income of Reed Elsevier and Elsevier shareholders, excluding Reed International, have a 47.1% interest.

      The following diagram presents a simplified view of the structure of Reed Elsevier.


                                [GRAPHIC OMITTED]


      The principal assets of Reed International comprise its 50% interest in Reed Elsevier plc, its 46% interest in Elsevier Reed Finance BV, its 5.8% indirect interest in Elsevier and certain amounts receivable from subsidiaries of Reed Elsevier plc. The principal assets of Elsevier comprise its 50% interest in Reed Elsevier plc, its 54% interest in Elsevier Reed Finance BV and certain amounts receivable from subsidiaries of Reed Elsevier plc and Elsevier Reed Finance BV. Elsevier also owns shares, carrying special dividend rights, in certain of the Dutch subsidiaries of Reed Elsevier plc. These shares enable Elsevier to receive dividends from companies within its tax jurisdiction, thereby mitigating potential tax costs for Reed Elsevier.

History and Development of Reed International Prior to the Merger

      Reed International was founded in 1903, although certain of its publications originated in the 19th century. Reed International was originally a paper manufacturing company which grew through the acquisition of a number of different manufacturing businesses. In 1970, Reed International diversified into publishing with the acquisition of International Publishing Corporation Limited, which had interests in consumer, business to business, legal and newspaper publishing. Notwithstanding this acquisition, the publishing and information businesses represented a relatively small part of Reed International's total activities at such time. Their importance grew through the early 1980's, and in 1986 the Board of Reed International decided to concentrate on publishing and information businesses. As part of this strategy, in July 1987 Reed International sold its paint and home improvement business for approximately (pound)278 million. In the following year, Reed International sold its paper, packaging and office supplies businesses (which comprised Reed Manufacturing Group) and the businesses within its North American Paper Group for an aggregate consideration of approximately (pound)890 million. The proceeds received from these divestments were used, in part, to finance a number of investments in the publishing field, including the acquisition of Octopus Publishing Group plc, a U.K. based book publisher, in August 1987 for approximately (pound)528 million (of which (pound)344 million was in the form of Reed International Ordinary Shares); Independent Television Publications Limited, the publisher of TV Times, a leading U.K. television listings magazine, in June 1989 for approximately (pound)127 million; Travel Information Group, a U.S. based publisher of business information for the hotel and travel industry, in June 1989 for approximately $825 million ((pound)535 million); and Martindale-Hubbell Inc., the publisher of the leading U.S. reference guide for the legal profession, in January 1990 for approximately $304 million ((pound)189 million). Reed International's strategic focus within the publishing and information businesses was directed primarily towards higher margin, subscription-based businesses in English language markets. Total Reed International acquisition expenditure for the five years ended December 31, 1992 was in excess of (pound)1.5 billion.

History and Development of Elsevier Prior to the Merger

      Elsevier was formed in 1880 when a number of established Dutch publishers and booksellers pooled their interests. Initially, Elsevier's activities comprised small scale publishing for the general trade market. After World War II, however, Elsevier broadened the scope of its operations, diversifying into consumer magazines and business publications and achieving considerable growth as a publisher of English language scientific journals. Elsevier acquired Excerpta Medica and North Holland in the early 1970's, thereby substantially increasing the size of its interests in scientific and medical publishing. In 1979, Elsevier merged with Nederlands Dagbladunie NV, adding major interests in Dutch national newspapers and commercial printing to its activities. Since the late 1980's, Elsevier's strategy has been directed primarily towards expansion in publishing and information in English language information markets. This strategy resulted in the disposal of Elsevier's commercial printing and consumer book publishing operations and in the acquisition in the United States of a number of publishing houses active in the fields of professional and business to business publishing.

      Elsevier's largest acquisition in the five years prior to the Merger was its acquisition of Pergamon Press, a U.K. based publisher of scientific journals, in May 1991, for approximately (pound)406 million. Other significant acquisitions in the five years ended December 31, 1992 included the acquisition of Springhouse Corporation Inc. in September 1988 and Real Estate Data
Inc./Damar Corporation in December 1988. Elsevier's total acquisition expenditure in the five years ended December 31, 1992 was approximately Dfl 2.3 billion ((pound)700 million).

Strategy

      The principal objective of the Merger was to achieve enhanced long term growth through the integration of complementary businesses with similar strategies. Management believes that the combined businesses possess greater financial and management strength than would have been the case for Reed International and Elsevier individually. This greater financial and management strength, together with stronger representation in global markets, both in terms of geographical coverage and product range, better positions Reed Elsevier to identify and exploit opportunities for the continued development of new products and penetration into new markets.

      Reed  Elsevier's   principal  objective  is  to  produce  sustainable  and
above-average earnings growth over the longer term through a strategy of focusing on leading positions in the growing markets for professional, scientific and business information worldwide.

      In pursuit of this strategy, Reed Elsevier has made strategic acquisitions in scientific, professional and business to business markets and other less significant acquisitions to enhance existing activities. Since the Merger, the principal acquisitions have been Editions du Juris-Classeur, formerly Editions Techniques, a prominent French legal publisher, which was acquired in July 1993 for approximately FF650 million ((pound)76 million), Official Airline Guides, an independent U.S. provider of travel information and services, which was acquired in September 1993 for approximately $415 million ((pound)277 million), LEXIS-NEXIS, formerly known as Mead Data Central, a provider of full-text online information services in the legal, news and business areas, which was acquired in December 1994 for approximately $1.5 billion ((pound)1.0 billion), Tolley Publishing Company, a legal and tax publisher in the United Kingdom, which was acquired in August 1996 for (pound)101 million, MDL Information Systems Inc., a U.S. publicly traded company specialising in software systems and information databases for the scientific research and development industry, which was acquired in April 1997, for $320 million ((pound)195 million) and Chilton Business Group, a U.S. business information publisher, which was acquired in
September 1997, for $447 million ((pound)273 million). In November 1996, Reed Elsevier also formed a joint venture with Times Mirror Company to own and operate Shepard's, the U.S. legal citation business. In addition, Reed Elsevier has made more than 100 other smaller acquisitions since the merger and total acquisition expenditure in the five years ended December 31, 1997 was approximately (pound)2.5 billion. As part of Reed Elsevier's major portfolio refocus on professional and business markets, at the end of 1995, the newspaper businesses in the United Kingdom and The Netherlands and the consumer magazine businesses in the United States and The Netherlands were divested in five separate transactions yielding gross proceeds of (pound)751 million. In 1995, it was announced that, as part of this major divestment program, Reed Elsevier intended to dispose of its consumer book publishing business, Reed Books. In 1997, Reed Elsevier disposed of the Adult Trade and Tigerprint divisions of Reed Books. It remains Reed Elsevier's intention to dispose of the remainder of Reed Books. In January 1998 Reed Elsevier completed the last major step in its withdrawal from consumer publishing markets with the divestment of its consumer magazines business in the United Kingdom.

      It was announced on March 9, 1998 that the proposed merger with Wolters Kluwer had been abandoned. The merger proposal announced last October was expected to provide attractive strategic and other benefits to each of the parties. The Boards of Reed International and Elsevier had to conclude, however, that the revisions to the merger terms that Wolters Kluwer sought - reflecting in the main their concerns about the impact of regulatory approvals - meant that the merger could no longer be seen to be in the best interests of shareholders. Reed Elsevier's strategic direction remains clear and unaffected by this development.

      Development and improvement of Reed Elsevier's portfolio and the product portfolios within each business will continue to be a priority. This is expected to be achieved through acquisitions to support growing businesses, through divestiture and by investment in the development of the product offering to meet evolving customer needs. The organizational structure and competencies of Reed Elsevier are also being adapted and developed to meet the challenges of providing information in electronic as well as hard copy formats. This has included restructuring of business and reference information activities in the United States, the United Kingdom and continental Europe, and greater investment in technology resources, both systems and people.

Reed Elsevier

      Reed Elsevier is one of the world's largest publishing and information businesses based on net sales. Its activities include scientific, professional and business publishing. Net sales are derived principally from subscriptions, advertising sales, circulation and copy sales and exhibition fees. In 1997, 32% of Reed Elsevier's net sales from continuing businesses was derived from subscriptions, 24% from advertising sales, 24% from circulation and copy sales, 9% from exhibitions and 11% from other sources. Subscription sales are defined as net sales derived from the periodic distribution or update of a product which is usually prepaid, while circulation and copy sales include all other net sales from the distribution of a product, usually on cash or credit terms. Both subscription and circulation and copy sales include the electronic distribution of products and subscription and transactional sales of online services. Approximately one fifth of Reed Elsevier's net sales from continuing businesses are derived from electronic information products.

      The following table shows net sales of Reed Elsevier among its business segments and on the basis of geographic origin and markets and operating income before exceptional items of Reed Elsevier among its business segments and on the basis of its geographic origin, in each of the three years ended December 31, 1997:

                                                                  Operating Income Before Exceptional
                                       Net Sales                             Items (1)
                         --------------------------------------  -------------------------------------
                             1995          1996         1997          1995         1996         1997
                         ------------  -----------   ----------    ----------   -----------  -----------
                         (pound)       (pound)       (pound)       (pound)      (pound)      (pound)
                         million   %   million   %   million   %   million  %   million  %   million  %
                         -------  ---  -------  ---  -------  ---  ------- ---  ------- ---  ------- ---
Business Segment (2)
Scientific ..............    532   15    553    16     571    17     211   26     231   27     230   26
Professional ............    914   25  1,037    31   1,076    32     223   27     268   31     296   34
Business ................  1,278   35  1,307    39   1,340    39     266   32     288   34     286   32
Consumer ................     81    2     78     2      75     2       2   --       5    1       7    1
                           -----  ---  -----   ---   -----   ---    ----  ---   -----  ---    ----  ---
Continuing Operations ...  2,805   77  2,975    88   3,062    90     702   85     792   93     819   93
Discontinued
  Operations(3) .........    844   23    406    12     355    10     126   15      64    7      66    7
                           -----  ---  -----   ---   -----   ---    ----  ---   -----  ---    ----  ---
Total ...................  3,649  100  3,381   100   3,417   100     828  100     856  100     885  100
                           =====  ===  =====   ===   =====   ===    ====  ===   =====  ===    ====  ===
Geographic Origin (4)
North America ...........  1,376   38  1,438    42   1,512    44     313   38     358   42     394   45
United Kingdom ..........    668   18    732    22     763    22     176   21     203   24     213   24
The Netherlands .........    362   10    369    11     369    11     119   15     128   15     123   14
Rest of Europe ..........    267    7    279     8     263     8      67    8      74    9      69    8
Asia/Pacific ............    132    4    157     5     155     5      27    3      29    3      20    2
                           -----  ---  -----   ---   -----   ---    ----  ---   -----  ---    ----  ---
Continuing Operations ...  2,805   77  2,975    88   3,062    90     702   85     792   93     819   93
Discontinued
  Operations(3) .........    844   23    406    12     355    10     126   15      64    7      66    7
                           -----  ---  -----   ---   -----   ---    ----  ---   -----  ---    ----  ---
Total ...................  3,649  100  3,381   100   3,417   100     828  100     856  100     885  100
                           =====  ===  =====   ===   =====   ===    ====  ===   =====  ===    ====  ===

                                          Net Sales
                           -------------------------------------
Geographic Market (4)
North America ...........  1,470   40  1,535    45   1,594    47
United Kingdom ..........    419   12    459    14     468    14
The Netherlands .........    187    5    193     6     210     6
Rest of Europe ..........    402   11    430    13     414    12
Asia/Pacific ............    327    9    358    10     376    11
                           -----  ---  -----   ---   -----   ---
Continuing Operations ...  2,805   77  2,975    88   3,062    90
Discontinued
  Operations(3) .........    844   23    406    12     355    10
                           -----  ---  -----   ---   -----   ---
Total                      3,649  100  3,381   100   3,417   100
                           =====  ===  =====   ===   =====   ===

(1) Exceptional items are significant items within Reed Elsevier's ordinary activities which under U.K. and Dutch GAAP are required to be disclosed separately due to their nature, size or infrequency. Exceptional items before tax totalled(pound)477 million (loss) in the year ended December 31, 1997,(pound)1 million (profit) in the year ended December 31, 1996, and(pound)13 million (profit) in the year ended December 31, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations o Reed Elsevier" and note 5 to the audited Combined Financial Statements for a further description of these items.

(2) During 1997 Reed Elsevier's business publishing activities were reorganized into three geographically focused business groups, Cahners Business Information, Reed Business Information and Elsevier Business Information, serving North America, the United Kingdom and Continental Europe respectively. As a result certain operations have been transferred between the reporting segments. On the sale of IPC Magazines in January 1998 the New Scientist title was retained and has been recategorized above in the Business segment. Comparative figures have been restated accordingly.

(3) Discontinued operations, are presented in accordance with U.K. and Dutch GAAP, relate wholly to the Consumer segment and comprise the consumer publishing businesses divested in 1995, IPC Magazines, excluding New Scientist, and certain operations of Reed Books, which have been divested by the date of approval of this Annual Report.

(4) The analysis by geographic origin attributes net sales and operating income before exceptional items to the territory where the product originates. The analysis by geographic market attributes net sales on the basis of the destination market.

      Reed Elsevier's businesses compete for circulation and marketing expenditures in the scientific, professional and business information markets. The bases of competition include, for readers and users of the information, the quality and variety of the editorial content, the quality of the software to access the information, the timeliness and the price of the products and, for advertisers, the quality and the size of the audiences targeted.

      Each operating business of Reed Elsevier plc is managed by a chief executive who is or reports to an executive director of Reed Elsevier plc. Individual business units comprise corporate entities or divisions of corporate entities located in the countries in which subsidiaries of Reed Elsevier plc operate.

      The following structure chart shows the main business units by reference to business segment and geographical location.

                                                            Geographic Location
Business Segment  North America(1)           United Kingdom                   The Netherlands            Rest of Europe
----------------  ----------------           --------------                   ---------------            --------------
Scientific     Elsevier Science              Elsevier Science                 Elsevier Science      Elsevier Science, Republic of
               F-D-C Reports                 The Lancet                       Excerpta Medica         Ireland
               Excerpta Medica                                                  Communications      Elsevier Science, Switzerland
                 Communications                                                                     Editions Scientifiques et
               Springhouse Corporation                                                                Medicales Elsevier, France
               MDL Information Systems Inc.

Professional   LEXIS-NEXIS                   Butterworths                     Elsevier              Editions du Juris-Classeur,
               LEXIS Law Publishing          Tolley                             Opleidingen           France
               Shepard's (50%)               Heinemann Educational                                  Litec, France
               Butterworths, Canada          Ginn                                                   Dott. A. Guiffre Editore,
               Martindale-Hubbell            Butterworth-Heinemann                                    Italy (40%)
               Congressional Information                                                            Stampfli Verlag, Switzerland
                 Services                                                                             (40%)
               Greenwood-Heinemann Rigby

Business       Reed Exhibition Companies     Reed Exhibition Companies        Misset(3)             Reed Midem Organisation,
               Cahners Publishing            Reed Business Information(2)     Bonaventura(3)          France
                 Company                     Reed Travel Group(7)             Colofon(3)            OIP, France
               Chilton Business Group(4)     REZsolutions, Inc (includes                            Messe Salzburg, Austria
               R.R. Bowker(4)                  Utell International)(67%)                            Pan European Publishing
               Reed Travel Group                                                                      Company, Belgium(3)
                                                                                                    Grupo Arte y Cemento,
                                                                                                      Spain(3)
                                                                                                    Reed Elsevier Deutschland(3),
                                                                                                      Germany
                                                                                                    Groupe Strategies, France(3)
                                                                                                    Editions Prat, France(3)

Consumer--                                   IPC Magazines(5)
  discontinued                               Book Club Associates (50%)(6)
  and continuing                             Reed Books(6)
  operations


Business Segment      Asia/Pacific
----------------      ------------
Scientific        Elsevier Science, Japan
                  Excerpta Medica
                    Communications, Japan

Professional      Butterworths, Australia
                  Butterworths, South East
                    Asia
                  Butterworths, South
                    Africa (50.1%)
                  Rigby Heinemann, Australia

Business          Reed Exhibitions, Japan
                  Reed Exhibitions, Singapore
                  Reed Exhibitions, Australia
                  Reed Business Publishing,
                    Australia(2)
                  Reed Travel Group
                    Singapore

Consumer--        Reed Books, Australia(6)
  discontinued
  and continuing
  operations


(1)  U.S. unless otherwise stated
(2) Reed Business Information was formed by combining Reed Business Publishing, Reed Information Services and Bowker Saur
(3)  These businesses form Elsevier Business Information
(4) Effective September 1997 these businesses form Cahners Business Information (prior to February 1, 1998 known as Reed Elsevier Business Information)
(5)  In January 1998, Reed Elsevier divested IPC Magazines
(6) Reed Elsevier intends to dispose of the remaining Consumer book publishing businesses, including its 50% interest in Book Club Associates
(7) Effective January 1998 Reed Travel Group's Hotel Directories and Travel Business Magazines groups form part of Cahners Business Information, as Cahners Travel and its Airline Group has been renamed OAG Worldwide and forms part of Reed Business Information.

                                Reed Elsevier plc


Scientific

      The Scientific segment of Reed Elsevier comprises worldwide scientific and medical publishing businesses. For the years ended December 31, 1997 December 31, 1996 and December 31, 1995, the Scientific segment achieved net sales of (pound)571 million, (pound)553 million and (pound)532 million, respectively, and operating income before exceptional items of (pound)230 million, (pound)231 million and (pound)211 million, respectively. The Scientific segment represented approximately 17% of Reed Elsevier's total net sales and 26% of Reed Elsevier's total operating income before exceptional items for the year ended December 31, 1997.

Scientific

      Within the Scientific segment, Elsevier Science contributed approximately 83% of the total net sales in the year ended 31 December, 1997.

      Elsevier Science. Elsevier Science is the world's leading international publisher of scientific information, with headquarters in the Netherlands and operations located around the globe. Through a number of imprints including Elsevier, Pergamon, Excerpta Medica and North-Holland, Elsevier Science supplies journals, books and CD-ROMs to research libraries and professional markets serving an increasingly wide range of research fields. Elsevier Science publishes approximately 1,200 journals, sold through subscriptions, with the physical, life, and social sciences being the principal areas covered. Other publishing programs include econometrics, statistics, geology, computer sciences, management, and psychology. Among Elsevier Science's most widely known and largest print journals are Biochimica et Biophysica Acta, Brain Research, Neuroscience and Biology of the Cell in the biosciences; Annals of Thoracic Surgery in the medical sciences; Tetrahedron and Journal of Chromatography in chemistry; Physics Letters and Solid State Communications in physics and materials science; Journal of Financial Economics in economics; and Artificial Intelligence in the computer sciences field. Elsevier Science also publishes secondary material in the form of bibliographic data and abstracts, and tertiary layers of information in the form of review and reference works. In addition the company publishes conference proceedings, letters, journals for rapid communications, handbooks, bulletins, magazines, dictionaries, newsletters, and sponsored publications.

      Elsevier Science offers a number of sophisticated secondary databases, available either on-line or on CD-ROM. These include EMBASE, covering pharmaceutical and biomedical sciences, Geobase, focusing on geoscience and related areas, and the newly launched biological science database Elsevier BIOBASE. Elsevier Science also maintains such highly specialized databases as World Textiles and FLUIDEX. All five of these databases are available in one source, the OPSBANK database.

      A number of CD-ROM products were launched during 1997, including the first edition of Elsevier Dictionaries on CD- ROM and Elsevier's Encyclopedia of Neuroscience, the first hybrid CD-ROM/World Wide Web multimedia product of its kind to be launched. More than 20 of Elsevier Science's journals are published on the World Wide Web. Amongst those launched in 1997 are Intelligent Data Analysis, covering new developments in computer science, Mutation Research Genomics, a new section of the journal Mutation Research, and Artificial Intelligence, with an on-line pre-print server.

      Acquisitions were made of several high quality journals which complement the existing portfolio in selected fields, including Journal of Supercritical Fluids and Journal of the American College of Surgeons. Elsevier Science also acquired several tertiary journals from the Current Science Group. During the year, Elsevier Science initiated work on several new journals, including Journal of Financial Markets (FINMAR), covering scientific models related to securities trading and pricing, which is to be launched in 1998.

      During 1997, Elsevier Science made progress in implementing its electronic online publishing strategy. This included changes to the operational structure of the business which was reorganized from one focused on geographically based operating companies to an international structure to facilitate marketing and service to Elsevier Science's worldwide customer base and provide greater economies of scale.

      The customer base of the Elsevier Electronic Subscriptions (EES) service, which offers libraries complete electronic editions of any Elsevier Science journal, was expanded during 1997 to include corporate and semi-governmental subscribers, in addition to the academic market. Several important EES contracts were signed during the year in Europe, Asia, Australasia and North America, amounting to 50 sites providing access to up to 1.3 million scientists. In addition, during 1997 Elsevier Science launched Science Channel, a customized interaction service on the World Wide Web to deliver news and indices of Elsevier Science journals. Elsevier Science also acquired the remaining shares in ADONIS, a collaboration of publishers that develops and markets CD-ROM based document delivery and electronic journal subscription services.

      ScienceDirect is the major new online scientific information service designed to offer libraries and their end-users desktop access to the full text of remotely stored journals published by Elsevier Science. In 1997 the early release phase was successfully completed and the service will be launched on a commercial basis in early 1998. It will be a comprehensive database of scientific, medical and technical literature written and peer-reviewed by experts in their field. ScienceDirect's features include a powerful search engine, full text display of journal articles, an integrated abstract and indexing layer and advanced graphics capabilities. ScienceDirect's product offerings will range from services tailored to academic, corporate and government libraries to other services customized and packaged to address the information needs of individuals in specific scientific communities. It is expected that the full text of journals from other participating publishers will also be available.

      Elsevier  Science is also  evolving,  from a pure  content  provider  to a service provider, which integrates the existing product offering with information management tools and services. This facilitates the retrieval and use of a broad range of information sources and products on an integrated basis. As part of this strategy, Elsevier Science acquired in April 1997 for $320 million the U.S. public company MDL Information Systems Inc. ("MDL"), a leading provider of scientific information management systems in the life science and chemical industries.

      The acquisition later in 1997 BioMedNet and ChemWeb from the Current Science Group offers the opportunity to link the expertise and knowledge of Elsevier Science with the technology and skills of a specialist provider of web based community services aimed at individual scientists. Elsevier Science further expanded its position in the chemical sector through the acquisition in January 1998 of the rights to the pre-eminent Beilstein online database and the associated "CrossFire" user interface. This will provide access to approximately eight million chemical structures with linked descriptions of the properties, reactions, preparations, citations and other relevant data. The acquisition of Engineering Information Inc. in February 1998 adds to Elsevier Science's offerings in engineering and applied physical sciences.

      The scientific publishing business is highly cash generative as journal subscriptions are paid annually in advance. In the year ended December 31, 1997, subscriptions accounted for approximately 86% of Elsevier Science's net sales, circulation and copy sales for 3% of net sales and other sources for 11% of net sales. In the year ended December 31, 1997, approximately 40% of Elsevier Science's net sales was derived from North America, 36% from Europe, 11% from Japan and the remaining 13% from the rest of the world. In addition to existing markets, management believes that opportunities exist for further growth from sales to emerging markets, such as South-East Asia, South America, India and Eastern Europe.

      Much of the pre-press production of the scientific businesses is undertaken in-house. The efficient electronic production system, CAP (Computer Aided Production), is used to deliver the full text of journal articles in whatever format the customer requires: online, on CD-ROM, or in print. In 1997 this was improved further by integrating production facilities and focusing on outsourcing. Electronic files of all journals are fed from CAP into the Electronic Warehouse, which in turn makes content available as required for delivery to customers. Printing is primarily sourced through a variety of unaffiliated printers located in cost effective printing centers, mainly in Europe. The distribution of scientific journals is to a large extent handled through independent subscription agents. Reed Elsevier is the world's leading publisher of English language scientific information, based on the number of journals published. Competition with Reed Elsevier's scientific businesses is generally on a title by title basis. Leading competing titles are normally published by learned societies such as the American Chemical Society, the Institute of Electrical and Electronics Engineers and the American Institute of Physics in the United States and the Royal Society of Chemistry in the United Kingdom. In addition, a number of organizations now offer scientific information through electronic networks.

Medical

      The medical businesses within the Scientific segment comprise Excerpta Medica Communications, Springhouse Corporation, Editions Scientifiques et Medicales Elsevier and The Lancet, and together these businesses contributed approximately 17% of the Scientific segment's net sales in the year ended December 31, 1997.

      Excerpta Medica Communications. Excerpta Medica Communications ("EMC") provides customized information to healthcare professionals, medical societies and pharmaceutical companies worldwide. Consistent with the global structure of their main clients, EMC fulfils the needs of pharmaceutical companies' international and domestic marketing operations through their own offices in the Netherlands, Germany, Italy, France, Spain, the United Kingdom, the United States, Japan, Hong Kong and Australia. Activities include educational and promotional scientific information delivered via medical symposia, traditional print media, audio-visual and computer-based programs. In the year ended
December 31, 1997, approximately 91% of EMC's net sales were derived from sponsored projects, 7% from subscriptions and 2% from other sources. In the same period, approximately 41% of net sales came from North America, 35% from Europe and 24% from the rest of the world.

      Springhouse Corporation. Springhouse Corporation ("Springhouse") publishes nursing reference products and additional materials for nursing students and instructors in the United States. Notable titles include the highly respected and widely used drug reference for nurses, Nursing Drug Handbook, and the Nursing97 magazine. In recent years the corporation has been extending its reach into other segments beyond hospital staff nurses, with publications such as Nursing Management, which focuses on nursing administrators and managers. In the year ended December 31, 1997, Springhouse's circulation and copy sales accounted for approximately 41% of total net sales, with a further 28% from advertising, 26% from subscriptions and 5% from other sources.

      Editions Scientifiques et Medicales Elsevier. Editions Scientifiques et Medicales Elsevier ("ESME") based in Paris, publishes 80 titles in the fields of medicine, biotechnology and clinical chemistry, including the renowned Encyclopedie Medico-Chirurgicale ("EMC"). In 1997 ESME made several acquisitions, amongst which were Comptes Rendus de l'Academie des Sciences, the proceedings of the French Academy of Science, serving its 3,000 institutions and Labo France SA, publisher of a leading scientific journal for clinical chemists and the directory of reference in the same market. In addition, ESME acquired the list of journals in the exact sciences published under the Gauthier Villars imprint. Electronic initiatives include a range of CD-ROMs on surgical techniques and, in radiology, a range of atlases. In the year ended December 31, 1997, ESME's circulation and copy sales accounted for approximately 58% of total net sales, with a further 6% from advertising, 28% from subscriptions and 8% from other sources.

      The Lancet. The Lancet is one of the world's most respected general medical journals, covering all aspects of human health. During 1997, the editorial content continued to be strengthened in the clinical area and new subject areas were added. The news section was also relaunched, and the content diversified to include the medical humanities. In the year ended December 31, 1997, subscriptions accounted for 82% of total net sales and advertising for 18%.

      The medical businesses operate throughout the world and their products are varied, but where possible paper and printing services are purchased on a co-ordinated basis with other Reed Elsevier businesses. Distribution is primarily accomplished through various postal and shipping companies. The medical publishing market is highly fragmented and no individual companies compete on a similar scale on an international level. There is regional competition from a number of publishers and service providers in the United States, such as the Thomson Corporation, American Medical Association,
Massachusetts Medical Society (New England Journal of Medicine), Medi Media, Adis Press and Lippincott-Raven (Wolters Kluwer), Avantstar, IMS (Cognizant) and Mosby (Times Mirror).

Professional

      The businesses which comprise the Professional segment serve, through a variety of publishing formats, the legal, tax, reference and educational markets around the world. For the years ended December 31, 1997, December 31, 1996 and December 31, 1995, the Professional segment achieved net sales of (pound)1,076 million, (pound)1,037 million and (pound)914 million, respectively, and operating income before exceptional items of (pound)296 million, (pound)268 million and (pound)223 million, respectively. The Professional segment represented approximately 32% of Reed Elsevier's total net sales and 34% of Reed Elsevier's total operating income before exceptional items for the year ended December 31, 1997.

Legal

      The Reed Elsevier Legal Division comprises the Butterworths group of companies, Editions du Juris-Classeur, 40% interests in Giuffre in Italy and in Stampfli Verlag in Switzerland and a Polish joint venture, Wydawnictwa Prawnicze PWN. In the year ended December 31, 1997 the legal businesses contributed 20% of the total net sales of the Professional segment.

      Butterworths. Butterworths operates in the legal markets in the U.K., Australia, New Zealand, South Africa, South-East Asia and the Republic of Ireland. It is also well established in Canada. Butterworths provides legal, tax and regulatory materials in loose-leaf, book and CD-ROM formats. Among its most widely known publications in the U.K. are Halsbury's Laws of England, The Encyclopedia of Forms and Precedents, Simon's Taxes and Butterworth's Company Law Service. Much of its information is now available through the LEXIS on-line service, and through a paid-for service on the Internet. Tolley Publishing Limited, acquired in August 1996, is the market leader in "first point of reference" tax publishing, through its single volume guides, and it complements Butterworths' position in publishing for practitioners at the specialist end of the legal and tax markets in the U.K. Tolley also produces several CD-ROM products for tax and business markets. During the course of the year, Butterworths acquired a number of journals in the U.K. including the Police Journal, Litigation, and Justice of the Peace, founded in 1837 and the world's oldest established legal journal. The acquisition also included the Justice of the Peace Reports and the Family Court Reporter. Developments in electronic publishing included the upgrade of the Butterworths website to incorporate a paid-for law reporting service, and the launch of Butterworths Family and Child Law Library CD-ROM.

      Outside the U.K., Butterworths Australia launched a paid-for service on the Internet, which won the Folio Infobase industry award for the 'Best Internet Publishing Solution 1997'. Butterworths New Zealand was appointed official electronic publisher of The New Zealand Law Reports, complementing the position it already has in the hard copy field. It also launched an Internet service, using the platform provided by Butterworths Australia. Butterworths South Africa considerably expanded its electronic product range during the year. In June 1997, 49.99% of Butterworths South Africa was sold to Kagiso Trust Investment Company (Pty) Ltd. In South-East Asia, sales of Halsbury's Laws of Hong Kong increased strongly during the year, and a new five-year contract for publication of the Singapore Law Reports in both hard copy and electronic formats was signed with the Singapore Academy of Law. Butterworths Canada introduced two new newsletter services and continued to invest in its extensive database of Canadian materials for LEXIS. Butterworths established a presence in India during the year and began to publish a list of textbooks acquired from N.M. Tripathi Ltd. Preparatory work was carried out for the forthcoming publication of Halsbury's Laws of India.

      In the year ended December 31, 1997, approximately 89% of Butterworths' net sales was derived from hard copy sales, with 11% attributable to electronic products although significant investment in and growth from electronic publishing are expected over the next few years. In the same period, approximately 56% of net sales came from the United Kingdom, 16% from Australia, 5% from Canada and the balance from the rest of the world. The principal U.K. competitor in the legal field is Sweet & Maxwell (Thomson Corporation), with Commerce Clearing House (Wolters Kluwer) competing against its tax publications.

      Editions du Juris-Classeur. Editions du Juris-Classeur ("EJC") is a French publisher of legal materials in loose-leaf form for lawyers and notaries. The Juris-Classeur collection comprises some 400 regularly updated volumes covering 66 topics. Its 20 journals, including the leading weekly La Semaine Juridique, also cover all the important areas of French legal practice. EJC's on-line service, Juris-Data, includes exclusive coverage of the Cour d'Appel. EJC owns Litec, which publishes looseleaf collections of legal codes for local government in France and also soft bound editions for both practitioners and students. During 1997, EJC strengthened its electronic product offering with the acquisitions of Infolib and Legisoft. Infolib specialises in legal software and Legisoft markets information and software enabling lawyers to search an extensive database of codes and cases, and to draft deeds using ready-made forms. The company also acquired La Documentation Organique (LaDO), a loose-leaf encyclopaedia for tax specialists. In the year ended December 31, 1997, subscriptions comprised approximately 73% of EJC's net sales, while circulation and copy sales comprised approximately 12% of net sales, with 15% from other sources. EJC's major competitors are Dalloz (CEP) and Lamy (Wolters Kluwer).

      Giuffre. Giuffre, in which Reed Elsevier has a 40% interest, publishes reference materials in both hard copy and, increasingly, CD-ROM formats for the Italian legal market. It also has a journals programme and is a major Italian academic legal publisher. A number of important new commentaries were published and two new journals were launched: Il Controllo Legale dei Conti and Responsibilita, Comunicazione, Impresa.

      Stampfli Verlag. Stampfli Verlag is a Swiss legal and tax publisher in which Reed Elsevier acquired a 40% interest in January 1997.

      Wydawnictwa Prawnicze PWN. Wydawnictwa Prawnicze PWN, a joint venture company which was established at the end of 1994 with PWN, Poland's leading academic publisher, launched a new loose-leaf service for accountants. It also acquired Lex Media, a small CD-ROM publisher based in Krakow and a 51% share in Wydawnictwa Prawnicze ("WP"). WP specialises in publishing text books for legal practitioners and for court officials.

LEXIS-NEXIS

      In the year ended December 31, 1997, LEXIS-NEXIS contributed approximately 61% of the total net sales of the Professional segment.

      LEXIS-NEXIS provides legal and professional information in North America and internationally. Its largest business is the LEXIS-NEXIS online information service, which has more than 1.25 million subscribers. Recent acquisitions, including a 50% interest in Shepard's in November 1996 and more than fifty legal titles from the Thomson Corporation in early 1997, have expanded LEXIS-NEXIS's print and CD-ROM publishing businesses. Martindale-Hubbell, the biographical directory publisher for the U.S. and international legal profession, brought under LEXIS-NEXIS in 1997, is an important part of LEXIS-NEXIS's integrated product offering to the U.S. legal market.

      The LEXIS-NEXIS online service contains archives of legal information, comprising case law, statutes and secondary legal information from around the world, together with coverage of some 13,800 news and business publications, wire services and broadcast transcripts. In addition, the online service provides access to the largest collection of public records in the United States, including regulations and public records, the full text and images of over five million patents filed with the U.S. Patent Office since 1975, and a comprehensive database of trademark applications and registrations. In total the LEXIS-NEXIS data warehouse contains over 1.3 billion documents.

      The  service  is  marketed  in the United  States  through  market  facing divisions, namely Legal Information Services, which covers the legal and accountancy markets, Business Information Services, which sells to corporations and other business users, and National Information Services, which focuses on local, state and federal government channels. In March 1998, Business Information Services and National Information Services were combined to form one operational unit, NEXIS. The new unit also includes Congressional Information Services, the publisher of U.S. government reference products for the academic, law and business market, and LEXIS Document Services, which provides document filing and retrieval services. The NEXIS division is responsible for developing, marketing and selling business and public records information to major corporations and the U.S. government. Restructuring carried out in late 1997 transferred the majority of the information technology, data development and marketing resources from central functions to these online business units. This initiative increases the market focus of the support functions and thereby improves both their effectiveness and the time to market of new products and services.

      The content library offered by LEXIS-NEXIS was further developed during 1997, through licensing of key tax and business law data from CCH, a subsidiary of Wolters Kluwer. Other key sources added to the online service include WEFA market research data, FIND/SVP MarketLooks market and industry briefing reports and several key medical publications. In addition, Bloomberg News and Daily Market Summaries, previously delivered exclusively via Bloomberg terminals, were made available to LEXIS-NEXIS subscribers.

      LEXIS-NEXIS Office 97 was introduced during the year and is the first 32-bit interface to the online service. This offers compatibility with Windows 95 and Windows NT, easy navigation of search results and a library of predefined search templates designed to automate popular searches. During 1997 work was undertaken to establish the infrastructure to allow for large scale Internet access to the LEXIS-NEXIS database. LEXIS-NEXIS Xchange, a web based service, was launched towards the end of the year and provides legal professionals with a personalised web location through which they are able to obtain legal and general news, to communicate with other professionals and to gain access to the LEXIS-NEXIS database. As part of a strategic relationship between Reed Elsevier and Microsoft, LEXIS-NEXIS is working on initiatives, based on Microsoft's MCIS platform, to develop new products and enhance existing ones.

      LEXIS-NEXIS is making a significant investment in upgrading all of its systems to be Year 2000 compliant. The core online system has already been successfully tested in a post Year 2000 environment and work continues to remediate and test other system components to ensure full Year 2000 compliance.

      LEXIS-NEXIS Europe was created at the beginning of 1997, bringing a new focus on building LEXIS-NEXIS branded business in Europe. Emphasis on content acquisition, product development and customer service is already helping to grow the business. A German language version of Company Quick-Check was released during the year and European versions of LEXIS- NEXIS Xchange are in production.

      In 1997 LEXIS-NEXIS developed its print and CD-ROM legal publishing businesses. In April 1997, LEXIS-NEXIS acquired over fifty legal titles from the Thomson Corporation and integrated these with its existing legal publisher, the Michie Company, to form LEXIS Law Publishing. This company publishes U.S. State Code products, publishing in print and CD- ROM formats, and has a nationwide presence with over 200 national and Federal titles, including the U.S. Code Service.

      Shepard's. Shepard's, the publisher of legal citations, is jointly owned by Reed Elsevier and The Times Mirror Company.

      Martindale-Hubbell. Martindale-Hubbell, the leading biographical publisher for the U.S. legal profession, publishes the Martindale-Hubell Law Directory, a source of information on attorneys, including biographical details and professional ratings, and law firms worldwide. In 1997, Martindale-Hubbell signed strategic alliances with the American Bar Association and the National Law Journal to provide Internet lawyer directory services on their web sites.

      LEXIS-NEXIS also operates Reed Technology and Information Services, which holds the contract with the U.S. Federal Government to convert all U.S. patent information into digital format, and Marquis Who's Who and National Register Publishing, niche directory publishers.

      In the year ended December 31, 1997, approximately 49% of LEXIS-NEXIS' net sales came from subscription sales, including on-line services, 24% from transactional sales of on-line services, 10 % from advertising (including directory listings), 6% from circulation and copy sales and the remaining 11% from other sources. In the same period approximately 98% of net sales came from North America and 2% from the rest of the world. The principal competitor to LEXIS-NEXIS Legal Information Services is the West Group of the Thomson Corporation (Westlaw). The principal competitors to LEXIS-NEXIS Business
Information Services are Reuters, Dialog Corporation and Dow Jones News Retrieval. There is no publication regarded as equivalent to the
Martindale-Hubbell Law Directory on a national level in the United States, although there are a number of less comprehensive directories.

Educational

      The educational businesses within the Professional segment are made up of Reed Educational and Professional Publishing and Elsevier Opleidingen. These businesses contributed approximately 19% of the total net sales of the Professional segment in the year ended December 31, 1997.

      Reed   Educational  &   Professional   Publishing.   Reed   Educational  &
Professional Publishing ("REPP") serves the primary and secondary U.K. schools market, as well as the international professional and academic sectors.

      REPP operates through seven main businesses: Heinemann Educational, Ginn and Butterworth-Heinemann, based in the United Kingdom; Rigby and Greenwood-Heinemann based in the United States; Rigby Heinemann based in Australia; and Heinemann in South Africa. REPP is the leading publisher for the U.K. primary and secondary schools markets, based on net sales, under the Heinemann and Ginn imprints. Butterworth-Heinemann is an international publisher of professional information and learning materials for higher education and professional markets, with its principal operations in the United Kingdom, the United States, Australia and Singapore. During 1997, Heinemann English Language Teaching, which publishes material for those learning English as a second language, was sold following a strategic review of the business.

      In the United States, Rigby publishes elementary school literacy materials and Greenwood-Heinemann publishes monograph and reference lists and professional resources for teachers. The Australian business, Rigby Heinemann, is the leading publisher of primary and secondary school books. In South Africa, REPP took full ownership in 1997 of Heinemann (South Africa) Pty, previously a joint venture with CNA Gallo.

      In the year ended December 31, 1997, approximately 33% of REPP's net sales derived from the United Kingdom, 38% from North America, 9% from continental Europe, 9% from Australia and the remaining 11% from the rest of the world. Printing and binding are performed by unaffiliated printers, both in the country of origin and in cost effective printing centers around the world. Warehouse and distribution facilities are handled by unaffiliated distribution agents, except that REPP has its own warehouse and distribution facilities in the United States. REPP's major U.K. competitors are Longman (Pearson), Nelson (Thomson Corporation), Oxford University Press and Cambridge University Press. In the United States, principal competitors include Wright Group and Scholastic Corporation. No single publisher is dominant in any of the markets in which Greenwood-Heinemann is active. However, all university presses are considered to be competitors in the academic market. In Australia, principal competitors include Longman Cheshire (Pearson), Ashton Scholastic and Macmillan.

      Elsevier Opleidingen. Elsevier Opleidingen provides tailor-made, vocational training, seminars and courses for industry and governmental authorities in both the Netherlands and Belgium. In the year ended December 31, 1997, approximately 90% of net sales were from the Netherlands.

Business

      The Business segment is comprised of travel and exhibition companies operating worldwide, and business magazine publishing companies operating principally in the United States, Europe and Australia. For the years ended December 31, 1997,

December 31, 1996 and December 31, 1995, the Business segment achieved net sales of (pound)1,340 million, (pound)1,307 million and (pound)1,278 million, respectively, and operating income before exceptional items of (pound)286 million, (pound)288 million and (pound)266 million, respectively. The Business segment represented approximately 39% of Reed Elsevier's total net sales and 32% of Reed Elsevier's total operating income before exceptional items for the year ended December 31, 1997.

Exhibitions

      The exhibitions business contributed approximately 19% of the net sales of the Business segment in the year ended December 31, 1997.

      Reed Exhibition Companies ("REC") is an international event organiser, with 335 events in 25 countries, attracting over 112,000 exhibitors and 7.5 million visitors annually. REC's events are concentrated in a number of industry sectors of which the most important are: engineering; building and construction; manufacturing; aerospace; information technology and communications; electronics; hotel and food service; travel; entertainment and retail.

      Many of REC's events are industry leaders, including National Hardware Show, ShowBiz Expo, National Manufacturing Week and Canadian Machine Tool Show in North America; Pakex, World Travel Market and London Book Fair in the U.K.; MIDEM, MIPTV, MIPIM, Salon Nautique and FIAC in France; Computer Faire in South Africa; AIMEX and Sydney International Catering Fair in Australia; International Jewellery Tokyo in Japan; Asian Aerospace and Thai Metalex in South-East Asia; and the Nepcon and Travel series of international events.

      Throughout the year REC built the business through acquisitions, new launches and cooperation agreements in new markets. REC's North American operations were expanded with the acquisition of Professional Exhibition Management Company (PEMCO), as part of the acquisition of the Chilton Business Group, which enhanced REC's strength in the manufacturing and jewellery sectors. In Australia, the purchase of Practical Marketing Group Ltd (PMG) brought five new events in information technology, electronics and marketing. REC's position in the international travel industry was reinforced by the acquisition of EIBTM, the European incentive travel and meetings show. A separate international travel show division has been created to promote the highly successful Travel Market brand. In the entertainment market FunExpo, the Las Vegas family entertainment show, and Satis, the French audio-visual event were acquired. In the IT field, REC won the contract to manage Apple Expo on behalf of Apple Computer France. In 1997, 35 new events were launched and leading brands were successfully expanded internationally. These included the launch of MIDEM Latin America in Miami, paving the way for future development of the MIDEM brands in Latin America. New events in China included Amusement Park China and Airport China, which complements the biennial Asian Aerospace in Singapore. Following joint venture initiatives in the Brazilian market, REC has now incorporated its own businesses and opened offices in Rio de Janeiro and Sao Paulo. As part of an ongoing portfolio review certain U.S. computer shows were sold at the end of 1997.

      Over 85% of REC's net sales is derived from licences of exhibition participation rights, with the balance attributable to conference fees, advertising in exhibition guides, sponsorship fees and admission charges. The exhibition market is highly cash generative as exhibitors pay fees up to one year or more in advance while most of the costs, such as facility rental and attendee promotion, are paid shortly prior to or after the event is staged. With few exceptions no capital is employed in exhibition halls, the majority of which are leased on a short term basis. In the year ended December 31, 1997, approximately 42% of REC's net sales came from North America, 29% from continental Europe, 12% from the United Kingdom and the remaining 17% from the rest of the world. As some events are held other than annually, net sales in any single year may be affected by the cycle of non-annual exhibitions, although across REC as a whole the impact is not significant.

      The exhibition industry has historically been extremely fragmented. The acquisition of Blenheim Group by United News & Media in 1996 created a significant global competitor. The main competitors in domestic markets are industry focused trade associations and convention center and exhibition hall owners, the latter being particularly strong in continental Europe.

Business Magazines

      The magazine businesses within the Business segment are made up of Cahners Business Information, Reed Business Information and Elsevier Business Information. Together these businesses contributed approximately 63% of the net sales of the Business segment in the year ended December 31, 1997. In the United States business to business magazines are primarily distributed on a "controlled circulation" basis, whereby the product is delivered without charge to qualified buyers within a targeted industry group based upon circulation lists developed and maintained by the publisher. In the United Kingdom business magazines are distributed both on a "controlled circulation" basis and a paid circulation basis, but in both cases are dependent on advertising for a significant proportion of their revenues. As net sales are mainly derived from advertising these businesses are sensitive to economic conditions and advertiser expenditure in those countries. In the Netherlands, however, a higher proportion of publications is sold by subscription, thus such publications are generally more stable through economic cycles.

      Cahners Business Information. Cahners Publishing Company the business to business publisher in the United States, has been combined with Chilton Business Group ("Chilton"), acquired in September 1997 from ABC Capital Cities for $447 million, to form Cahners Business Information ("Cahners"). The merged companies publish over 110 trade magazines organised in fifteen market-focused groups. In key sectors such as manufacturing and entertainment, the Chilton and Cahners portfolios are complementary and Chilton adds new titles in the automotive and materials sectors. Other sectors served include electronics, building and construction, food service, publishing and retail. Among the best known titles are Variety, Multichannel News,

Publishers Weekly, EDN, American Metal Market, Interior Design and Automotive Industries. Also within Cahners is R.R. Bowker, the U.S. bibliographical publisher. Cahners also publishes product tabloids which provide information primarily on new products to managers and professionals in the industrial, processing, medical, scientific and high technology fields. Cahners operates primarily in the United States, with major publishing centers in Boston, New York, Chicago, Los Angeles, Radnor, and Denver. Increasingly however, its operations are expanding beyond U.S. borders, reflecting both the growing importance of U.S. exports and the increasing internationalization of the industries served.

      During 1997 increased investment has been made by Cahners in the editorial, production and sales infrastructure. This investment has been focused on technology and enhanced business systems. In addition to Chilton, other 1997 acquisitions included Asian Hotelier in the food service group and Asia Image in the entertainment group. Launches also strengthened market-facing groups, with Global Design News, Supply Chain Management and Medical Design Technology in the manufacturing sector, Television Europe in the entertainment field and Professional Remodeler in the growing construction market. As part of an ongoing portfolio review following the acquisition of Chilton, certain computer titles were sold at the end of 1997.

      Development continued in 1997 on Manufacturing Marketplace, a web-based electronic community for professionals in the manufacturing sector. The experience gained in launching this site has been applied to other web initiatives, such as the Variety website launched in late 1997 as the first step in the development of an electronic community for the entertainment industry, Entertainment Marketplace.

      Cahners leverages its knowledge of the business sectors it serves and the extensive databases of business names and reader-related demographics it has collated through a broad range of products and services. These include direct mail, product news tabloids, newspapers, newsletters and custom published supplements, as well as the feature publications which continue to serve as the core of the portfolio.

      In the year ended December 31, 1997, approximately 77% of Cahners' total net sales came from advertising, 14% from subscriptions and circulation sales and the balance from other sources. Cahners operates circulation management and fulfilment facilities in Colorado and the Caribbean island of St Kitts which identify, qualify and maintain subscriber lists for substantially all of its titles. These lists enable the company to serve its advertisers by creating highly targeted readerships for its magazines. Much of the editorial pre-press production is performed in-house. Paper and printing services are purchased on a co-ordinated basis with other Reed Elsevier businesses in the United States.
Distribution of magazines is primarily through the U.S. postal service, supplemented by news-stand sales through unaffiliated wholesalers.

      Reed Elsevier's U.S. business to business titles compete on an individual basis with the publications of a number of publishers, including CMP Publications in its electronics markets and Avantstar, BPI/VNU, Primedia (K-III) the Penton division of Pittway Corporation, Hanley Wood, Miller Freeman (United News and Media) and McGraw-Hill in other markets. No one competitor matches Reed Elsevier's breadth of titles in the U.S. business to business magazine market.

      Reed Business Information. Reed Business Information ("RBI"), the business to business information publisher, has a portfolio of around 100 magazines, market access products and on-line services. Its business magazines include Computer Weekly, Farmers Weekly, Estates Gazette, Flight International, Caterer & Hotelkeeper, Commercial Motor, European Chemical News and Community Care. It also publishes such directories as Kelly's, Kompass and The Bankers' Almanac, as well as the Reedbase database of over a million companies worldwide, and includes Mardev the international list broking company and ICIS-LOR, the chemical and commodities pricing service.

      The magazine portfolio was strengthened during 1997 through brand development into areas such as conferences, special supplements and award events. RBI is also developing online services in key markets, building on the strong brands it publishes in hard-copy format. Following the launch of Estates Gazette Interactive and @ Computer Weekly in 1996, RBI introduced in 1997 two other high value-added subscription-based services - Air Transport Intelligence
(ATI) and Chemical News & Information (CNI) - which are accessed through the World Wide Web. Subscription-driven on-line launches are also planned in early 1998 for the information technology and social services markets.

      During the year British Exports Initiative, a website aimed at international buyers of British goods was launched. Further new websites were Farmers Weekly Interactive, an on-line news and information service for the agricultural market, Freelance Informer and Motor Trader providing information on the information technology contract market and the motor trade industry respectively. Kelly's Directory, which launched the sales program for its bicentenary edition, was strengthened by new CD and Internet versions of the product. RBI is also involved in the development of the Kompass Global website which will enable buyers and sellers worldwide to access standardized product-linked information.

      Other initiatives included the launches of Corporate Networks, a monthly magazine for senior U.K. management in the information technology industry, the Recruitment Yearbook & Directory, and the Reed Retail Industry Awards. The acquisition of Truck and Truck & Driver, strengthened the road transport portfolio, whilst the international news weekly New Scientist was transferred to RBI from IPC Magazines. In Australia, RBI acquired Infolink, a group of building, architecture and hospitality publications and took over responsibility for the bibliographical publisher, D.W. Thorpe, as part of a strategy to bring Reed Elsevier's bibliographical publications under the control of business publishing companies.

      In the year ended December 31, 1997, approximately 67% of RBI's net sales came from the United Kingdom, 8% from continental Europe, 10% from Australia and 15% from the rest of the world. In the same year, approximately 64% of net sales was derived from advertising, 12% from subscription sales, 11% from circulations sales and the remaining 13% from other sources. RBI performs full computerized editorial make-up in-house for all of its titles. Paper and printing services are purchased from unaffiliated third parties, primarily on a co-ordinated basis with other Reed Elsevier businesses in the United Kingdom. RBI's distribution is generally through public postal systems, with news-stand distribution for some titles through Reed Elsevier and outside wholesalers. RBI competes directly with EMAP Business Communications and Miller Freeman (United News & Media) in a number of sectors in the United Kingdom, and also with many smaller companies on an individual title by title basis.

      Elsevier Business Information. Elsevier Business Information ("EBI") comprises the business publishing operations in continental Europe. EBI is active in the Netherlands, Belgium, Spain, Germany and France.

      EBI in the Netherlands was formed by bringing together the former operating companies, Bonaventura and Misset, together with Colofon, a medium sized Dutch business publisher, acquired in 1997. The integration of these three operations was completed in the course of 1997. The individual business units are now organised in market facing groups. With its portfolio of more than 160 titles, EBI covers all the major sectors of the Dutch economy.

      Its titles are predominantly subscription-based and revenue is principally divided between subscriptions and advertising. Most titles are published in the Dutch language. Through trade journals, product news tabloids, directories, documentary systems and newspapers, EBI covers such fields as agriculture, catering, construction, engineering, food, fashion, horticulture, transportation, tourism and travel. In addition to Colofon, Van der Wolk, a publisher of loose leaf products for business entrepreneurs was acquired in 1997. The joint venture Multicount Elsevier Kennisbank provides an online information service for financial and tax professionals. Agreement was reached on the acquisition of all Multicount's activities, which will further strengthen EBI's position in this sector.

      In the year ended December 31, 1997, approximately 44% of EBI's net sales in the Netherlands was derived from advertising, 36% from magazine subscriptions and 15% from magazine circulation and copy sales and the remaining 5% from other sources including sales of software. Printing and production is contracted out to third parties and distribution is through the Dutch postal system and wholesalers owned by VNU. EBI competes with a number of companies on a title by title basis in individual market sectors, the largest competitor being VNU. In the agricultural sector, the main competition is from Oogst (association journal) and, in the engineering and industrial sector, competition comes from VNU and Wolters Kluwer.

      Pan European Publishing Company (PEPCO), based in Belgium, publishes 10 English language product news tabloids for the international market. This business provides specialized information on new products in the international electronic, laboratory, biotechnical and industrial markets. PEPCO launched 2 new publications for the telecommunication components industry. In the year ended December 31, 1997, approximately 82% of net sales was derived from advertising sales, with the balance mainly from subscription sales. Grupo Arte y Cemento in Spain provides the same service to the Spanish market and enhanced its position in 1997 through the acquisition of Construdatos, which specializes in market information on new building projects.

      Other constituents of EBI are Reed Elsevier Deutschland, which includes Artzliche Praxis, a prominent medical journal; K.G. Saur, a leading publisher for the library information market; and Groupe Strategies, which publishes the journal Strategies and other information materials for the French advertising and communications industry. Towards the end of 1997, EBI acquired Editions Prat, a publisher of mainly loose-leaf information aimed at the fiscal, legal and administration fields.

Travel

      The businesses operating in the travel market comprise Reed Travel Group and a 67% non-controlling interest in REZsolutions Inc., which was formed in November 1997 by merging Utell International, owned by Reed Elsevier, with Anasazi Inc. These businesses contributed approximately 18% of the net sales of the business segment in the year ended December 31, 1997.

      Reed Travel Group. Reed Travel Group ("RTG") is an independent provider of travel information, products and services. Its principal print and electronic products include North American Pocket Flight Guide, OAG FlightDisk, OAG World Airways Guide and Hotel & Travel Index and a range of periodicals such as Travel Weekly, TravelAge, Frequent Flyer, and Meetings & Conventions.

      In September 1997, Reed Elsevier announced the discovery of irregularities in circulation claims in respect of certain publications of RTG and a compensation program for the advertisers affected. The compensation program, which was approved by the Reed Elsevier plc Audit Committee, started to be implemented in mid-December 1997. It has been positively received by advertisers. A wide ranging and comprehensive investigation into the surrounding circumstances has been conducted by the Reed Elsevier plc Audit Committee, with assistance from leading independent firms of lawyers, accountants and circulation auditors. This investigation is now complete. The Audit Committee has made recommendations to the Reed Elsevier plc Board which address the issues raised by the irregularities, both for the RTG business and, more widely, for Reed Elsevier. These recommendations, which are now being implemented, include improved risk management processes and the expansion of internal audit activities.

The Audit Committee will continue to monitor the implementation of the recommendations arising from its review and the compensation program, for which full provision has been made in the 1997 financial statements.

      RTG was restructured in January 1998. The Hotel Directories group and the Travel Business Magazines group are now managed as part of Cahners Business Information as Cahners Travel. The Airline Group, renamed OAG Worldwide, is being integrated with Reed Business Information. The travel operations are expected to benefit from the publishing and marketing expertise, established infrastructure and experience in developing both hard copy and electronic products of Reed Elsevier's mainstream business publishing activities.

      The hard copy products within Reed Travel Group's portfolio continued to come under pressure in 1997. The electronic products growth was unable to make up the shortfall from hard copy revenues. Several infrastructure and development projects were undertaken during the year to strengthen the database management and publishing capabilities.

      In the year ended December 31, 1997, approximately 33% of RTG's net sales were derived from circulation and copy sales, 15% from transfer connection listing fees charged to airlines, 43% from advertising and hotel directory listing fees and 9% from other sources. While the distribution of products and services has global reach, net sales are derived principally from North American and European based activities. In the same period, approximately 63% of RTG's net sales were derived from North America, 8% from the United Kingdom, 14% from Continental Europe and 15% from the rest of the world.

      RTG faces little direct competition to its hard copy directory products other than from individual airlines. There is increasingly significant competition, however, from the computer reservation systems of the major airline consortia, such as Sabre, Galileo, Worldspan and Amadeus, and from international hotel groups, such as Hilton International and Hyatt.

      Utell International. ("Utell") the world's largest hotel marketing, sales and reservations company, was merged in December 1997 with Anasazi Inc., a leading supplier of technology and marketing services to the hospitality industry. The new company, called REZsolutions Inc., is jointly owned by Reed Elsevier and the shareholders of Anasazi Inc.. Reed Elsevier will equity account for its 67% interest in the merged business.

      In the year ended December 31, 1997, approximately 54% of Utell's net sales came from hotel commissions, 22% from hotel representation charges, 12% from settlement services and 12% from other sources. In the same period, approximately 48% of Utell's net sales were derived from continental Europe, 27% from North America, 12% from the United Kingdom and the remaining 13% from the rest of the world. Utell's main competitors include international branded hotel chains.

Consumer-Continuing and Discontinued Operations

         During 1997, Reed Elsevier has continued its disposal of consumer publishing businesses as part of its strategy of increasing its focus on high value-added areas of "must-have" information and significantly reducing its exposure to the consumer markets. Those businesses sold by the date of approval of this Annual Report are categorized, under U.K. and Dutch GAAP, as Discontinued Operations and comprise the consumer publishing businesses divested in 1995, IPC Magazines, excluding New Scientist, and certain operations of Reed Books. The remaining businesses of Reed Books, the disposals of which are in progress, are categorized, under U.K. and Dutch GAAP, as Continuing Operations. For the years ended December 31, 1997, December 31, 1996 and December 31, 1995, the Discontinued Operations achieved net sales of (pound)355 million, (pound)406 million and (pound)844 million, respectively. The Discontinued Operations represented approximately 10% of Reed Elsevier's total net sales for the year ended December 31, 1997. For the years ended December 31, 1997, December 31, 1996 and December 31, 1995 the Continuing Operations achieved net sales of (pound)75 million, (pound)78 million and (pound)81 million, respectively. The Continuing Operations represented approximately 2% of Reed Elsevier's total net sales for the year ended December, 31 1997.

      Reed Books. Reed Books is a consumer book publisher, based in the U.K. The Adult Trade division which publishes a broad range of fiction for adults under imprints which include William Heinemann, Mandarin, Methuen, Minerva, Secker & Warburg and Sinclair Stevenson, was sold to Random House as of March 1997. Tigerprint, a leading supplier of greetings cards and stationery to Marks & Spencer plc was sold to its management as of August 1997. Reed Children's Books is the publisher of well-known character titles such as Winnie the Pooh and Thomas the Tank Engine. The principal imprints of the Illustrated and Reference divisions include Conran Octopus, Hamlyn and Mitchell Beazley. In the year ended December 31, 1997, approximately 89% of Reed Books' total net sales was derived from the sale of books and 11% from other sources. Reed Elsevier expects the remaining books businesses to be sold in 1998.

      IPC Magazines. IPC Magazines is a publisher of consumer magazines in the U.K.. It operates in a wide range of market sectors from television listings to music, women's interest to soccer and country pursuits to yachting. IPC's titles include TV Times and What's on TV, Woman's Own, Country Life and Horse & Hound, as well as Marie Claire which is published as a joint venture with Marie Claire Album SA, a French magazine publisher. In the year ended December 31, 1997, circulation and copy sales accounted for approximately 58% of IPC's total net sales, with 34% from advertising, 4% from subscriptions and 4% from other sources. IPC magazines was sold, in January 1998, to an institutional buy-out organised by Cinven for (pound)860 million.

Associates

      Reed Elsevier's principal associates are Shepard's in the United States, Giuffre in Italy and Book Club Associates ("BCA") in the United Kingdom. During 1997, Reed Elsevier acquired 40% of Stampfli Verlag, a leading Swiss legal publisher and contributed the Utell hotel reservation business in return for a 67% non controlling interest in REZsolutions Inc., a joint venture between Utell and Anasazi Inc, which will be equity accounted.

      In November 1996, Reed Elsevier formed a 50/50 joint venture with Times Mirror Company, to own and operate Shepard's, the premier U.S. legal citation business.

      In January 1994, Reed Elsevier acquired its 40% interest in the Italian legal publisher Giuffre from the majority shareholders, the Giuffre family. Giuffre, which has its principal offices in Milan and Rome, is a leading legal publisher for the university and professional markets in Italy.

      In October 1988, Reed International acquired a 50% partnership interest in BCA, the largest book club in the United Kingdom. The other 50% partner is Bertelsmann AG. Reed Elsevier has announced its intention to sell its interest in this business as part of the program to divest the consumer book publishing businesses.

Elsevier Reed Finance BV

      Elsevier Reed Finance BV and its subsidiaries are collectively referred to as Elsevier Reed Finance ("ERF"). Through its operations in the Netherlands, Luxembourg, Switzerland, Ireland and Guernsey (Channel Islands), ERF provides treasury, insurance and cash management services to Reed Elsevier plc and its two parent companies. Elsevier Reed Finance BV's primary financing subsidiary is Elsevier SA, which is incorporated and based in Switzerland. Elsevier SA co-ordinates all treasury activities within ERF and advises the other ERF companies on treasury matters.

      The principal activities of ERF, which are conducted on open market terms, include providing a centralized currency dealing service and cross-border settlement systems for operating companies which are subsidiaries of Reed Elsevier plc; owning and managing a portfolio of intangible assets comprised of trademarks, copyrights and other publishing rights licensed by certain companies which are subsidiaries of Reed Elsevier plc; arranging financing in a full range of currencies and maturities for companies which are subsidiaries of Reed Elsevier plc; managing its cash resources and, through Elsevier SA, managing centralized cash pooling systems as agent for certain subsidiaries of Reed Elsevier plc and apportioning interest to participating companies across the pooled balances. ERF's primary sources of income are interest earned on the loan portfolio and on bank deposits and other investments, and royalties from publishing rights and other intangible assets owned and managed by it.

      Reed Elsevier's treasury policies support the objectives of maximizing returns on assets and minimizing interest costs while at the same time controlling risk and prohibiting speculative activities. Treasury policies define the acceptable risk parameters and, in general, require interest and currency exposures to be hedged within narrow limits such that returns are not increased, nor costs reduced, by putting the principal values of assets or liabilities at risk nor by taking financial positions that are unrelated to underlying exposures. The use of financial instruments to hedge interest and currency exposures is governed by treasury policies which define not only the acceptable instruments but also the conditions under which they may be utilized. In order to reduce counterparty risk, the main cash management arrangements with Reed Elsevier plc subsidiaries were transferred onto a fiduciary basis during 1997.

Employees

      Reed Elsevier's average number of employees in the year ended December 31, 1997 was 27,600, including 2,100 in Discontinued Operations. In the Continuing Operations, approximately 5,800 were located in the United Kingdom, 12,200 in North America, 2,900 in the Netherlands and 4,600 in the rest of the world. The average number of employees in the Continuing Operations in the year ended December 31, 1997 was 3,200 in Scientific, 10,100 in Professional, 11,600 in Business, and 600 in Consumer.

Labor Relations

      Reed Elsevier's human resources objective is to create a framework of human resource policies and a climate of employee relations that enables it to achieve its overall objectives of superior business performance. Reed Elsevier operates in a wide range of different national and business cultures and considers that the local management are best placed to translate this philosophy into specific policies and action plans taking into account their local history, culture, legal and political situation. In the Netherlands, for instance, high business performance is combined with collective representation of trade unions, whereas in the United States and United Kingdom there is limited trade union representation and businesses generally manage their communications and employee relations by dealing directly with individuals and groups of employees. Management believes that the relationship between Reed Elsevier and its employees is positive and it is not aware of any significant employee disputes.


                         ITEM 2: DESCRIPTION OF PROPERTY

      Neither Reed Elsevier nor any of the combined businesses owns any physical property which Reed Elsevier considers material to the business of Reed Elsevier or the combined businesses taken as a whole. None of the real property owned or leased by Reed Elsevier or any of the combined businesses is presently subject to liabilities relating to environmental regulations which Reed Elsevier considers material to the business of Reed Elsevier or the combined businesses taken as a whole.

                            ITEM 3: LEGAL PROCEEDINGS

      The Reed Elsevier combined businesses are party to various legal proceedings, the ultimate resolution of which is not expected to have a material adverse effect on the financial position of the combined businesses or the results of their operations.

                         ITEM 4: CONTROL OF REGISTRANTS
                               REED INTERNATIONAL

      As of March 11, 1998, Reed International is aware of the following interests of 3% or more in the issued Reed International Ordinary Shares:

                                                 Number of Reed
                                                  International
                                                 Ordinary Shares      Percent of
Identity of Person or Group(1)                        Owned             Class
-----------------------------                    ---------------      ----------
Prudential Corporation .........................   78,497,236              6.88
Lord Hamlyn ....................................   50,302,816              4.41
Officers and Directors (including Lord Hamlyn) .   50,595,617              4.44
----------
(1) Under U.K. Law, subject to certain limited exceptions, persons or groups owning or controlling 3% or more of the Issued Reed International Ordinary Shares are required to notify Reed International of the level of their holdings.

      As far as Reed  International is aware, other than as disclosed herein, it
is  neither   directly  or  indirectly  owned  or  controlled  by  one  or  more corporations or by any government.

      Reed International is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed International.

                                    ELSEVIER

      As of March 11, 1998, Elsevier is aware of the following interests of 5% or more in the issued Elsevier Ordinary Shares:

                                                   Number of
                                                Elsevier Ordinary     Percent of
Identity of Person or Group(2)                    Shares Owned(1)        Class
-----------------------------                   -----------------     ----------
Internationale Nederlander Nerzekeringen NV ....    49,336,800             7.40%
Officers and Directors (3) .....................       204,740               --
----------
(1)   The Elsevier Ordinary shares may be issued in registered or bearer form.

(2) Under Dutch law, individuals or corporate bodies acquiring shares which result in such individual or corporate bodies holding more than 5% of the issued share capital of Elsevier are required to notify Elsevier thereof.

(3) No individual member of the Supervisory Board or the Executive Board of Elsevier or executive officer of Elsevier has notified Elsevier that they hold more than 5% of the issued share capital of Elsevier pursuant to the Dutch law described in the immediately preceding footnote.

      As far as Elsevier is aware, other than as disclosed herein, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

      Elsevier is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Elsevier.

                                  REED ELSEVIER

      The Boards of Directors of Reed International and Elsevier each manage their respective shareholdings in Reed Elsevier plc and Elsevier Reed Finance BV. For information with respect to the Boards of Directors of Reed International and Elsevier, see "Directors and Officers of Registrants". Pursuant to the Reed Elsevier plc Articles of Association, the maximum number of directors of the company is 20. Reed International and Elsevier are each entitled to appoint ten directors. Decisions of the Board of Directors of Reed Elsevier plc require a two-thirds majority and the quorum required for meetings of the Board of Reed Elsevier plc is at least one director appointed by Reed International and one director appointed by Elsevier.

      The Board of Directors of Reed Elsevier plc has delegated day-to-day management responsibility for the operating businesses to the Reed Elsevier plc Executive Committee (the "REEC"), which committee collectively constitutes the function of Chief Executive of Reed Elsevier plc. The REEC comprises two directors of Reed Elsevier plc appointed by Reed International and two directors of Reed Elsevier plc appointed by Elsevier. Appointments to the REEC require the approval of both Reed

International and Elsevier (which neither party is entitled to withhold or delay unreasonably). The quorum for meetings of the REEC is two directors, one of whom has been appointed by Elsevier and the other by Reed International. The REEC meets regularly, usually in London or Amsterdam.

      The REEC as of March 11, 1998, comprised Herman Bruggink and Nigel Stapleton as Co-Chairmen, Paul Vlek and John Mellon.

      The Supervisory Board of Elsevier Reed Finance BV as of March 11, 1998, comprised Pierre Vinken (Chairman), Nigel Stapleton and Paul Vlek and the Executive Board consists of Cornelis Alberti as Managing Director. The minimum number of members of the Supervisory Board of Elsevier Reed Finance BV is two, of which at least one is appointed by Elsevier and one by Reed International. The quorum for meetings of the Supervisory Board is one Reed International appointee and one Elsevier appointee, and resolutions at such meeting require to be passed by unanimous vote. The Management Board of Elsevier Reed Finance BV constitutes at least one member proposed by Elsevier together with any further appointees as Reed International and Elsevier shall determine. The Articles of Association of Elsevier Reed Finance BV contain provisions requiring the Executive Board to obtain the approval of the Supervisory Board for certain specified activities.

      For a complete description of the board membership positions and executive officer positions within Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV held by the members of the Board of Directors of Reed Elsevier plc, the members of the REEC and the members of the Board of Directors of Elsevier Reed Finance BV, see "Directors and Officers of Registrants".

      The Articles of Association of Reed Elsevier plc contain certain restrictions on the transfer of shares in Reed Elsevier plc. In addition, pursuant to arrangements established at the time of the Merger, neither Reed International nor Elsevier may without the prior approval of the other acquire or dispose of any interest in the share capital of the other or otherwise take any action to acquire the other (the "standstill obligations"). The Panel on Takeovers and Mergers in the United Kingdom (the "Panel") has stated that in the event of a change of statutory control of either Reed International or Elsevier, the person or persons acquiring such control will be required to make an offer to acquire the share capital of Reed Elsevier plc (but not Elsevier Reed Finance
BV) held by the other, in accordance with the requirements of the City Code on Takeovers and Mergers in the United Kingdom. This requirement would not apply if the person acquiring statutory control of either Reed International or Elsevier made an offer for the other on terms which are considered by the Panel to be appropriate.

      Pursuant to arrangements established at the time of the Merger, if any person (together with persons acting in concert with him) acquires shares, or control of the voting rights attaching to shares, carrying more than 50% of the votes ordinarily exercisable at a general meeting of Reed International or Elsevier and has not made a comparable takeover offer for the other party, the other party may by notice suspend or modify the operation of certain provisions of the Merger arrangements, such as (i) the right of the party in which control has been acquired (the "acquired party") to appoint or remove directors of Reed International, Elsevier and Reed Elsevier plc and (ii) the standstill obligations in relation to the acquired party. Such a notice will cease to apply if the person acquiring control makes a comparable offer for all the equity securities of the other within a specified period or if the person (and persons acting in concert with him) ceases to have control of the other.

                        ITEM 5: NATURE OF TRADING MARKET
                               REED INTERNATIONAL

      The Reed International Ordinary Shares are listed on the London Stock Exchange, the New York Stock Exchange and the Amsterdam Stock Exchange. The London Stock Exchange is the principal trading market for the Reed International Ordinary Shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs") issued by Citibank NA, as depositary. Each ADS represents four Reed International Ordinary Shares. At December 31, 1997, there were 71 persons with registered addresses in the United States who were record owners of Reed International Ordinary Shares (excluding shares held in ADR form) and the portion of Reed International Ordinary Shares held by them constituted less than 0.03% of all Reed International Ordinary Shares. At December 31, 1997 there were 46 registered holders of ADRs and 10,926,832 Reed International Ordinary Shares represented by ADRs, constituting approximately 0.95% of all Reed International Ordinary Shares.

      The table below sets forth, for the calendar quarters indicated, the high and low closing middle market quotations for the Reed International Ordinary Shares on the London Stock Exchange as reported in the Daily Official List of the London Stock Exchange.

Calendar Periods                                   Pence per Ordinary Share
----------------                                   ------------------------
                                                        High         Low
                                                        ----         ---
1996     First Quarter .............................     554         491
         Second Quarter ............................     605         534
         Third Quarter .............................     594         533
         Fourth Quarter ............................     601         517
1997     First Quarter .............................     596         507
         Second Quarter ............................     628         541
         Third Quarter .............................     630         507
         Fourth Quarter ............................     648         521
1998     First Quarter (through March 11, 1998) ....     715         598
----------
(1) The Pence per Ordinary Share information for all calendar periods, reflects the two for one share subdivision in respect of the Reed International Ordinary Shares, which became effective on May 2, 1997.

      On March 11,1998 the closing middle market quotation of the Reed International Ordinary Shares on the London Stock Exchange, as derived from the Daily Official List of the London Stock Exchange, was 617 pence per Reed International Ordinary Share.

      The following table sets forth, for the calendar quarter indicate, the high and low last reported sales prices in U.S. dollars for the Reed International American Depositary Shares on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd:

Calendar Periods                                         U.S. dollars per ADS
----------------                                         ---------------------
                                                           High         Low
                                                          ------      -------
1996       First Quarter .............................     34.75       30.00
           Second Quarter ............................     36.25       33.50
           Third Quarter .............................     37.38       33.25
           Fourth Quarter ............................     39.25       35.00
1997       First Quarter .............................     38.75       33.50
           Second Quarter ............................     41.38       36.00
           Third Quarter .............................     42.63       33.88
           Fourth Quarter ............................     42.87       34.13
1998       First Quarter (through March 11, 1998) ....     48.25       40.13

      On March 11, 1998 the closing last reported sales price of the Reed International American Depositary Shares on the New York Stock Exchange, as derived from the new York Stock Exchange Composite Tape, and reported by Datastream International Ltd., was 40.75 dollars per ADS.

                                    ELSEVIER

      The Elsevier Ordinary Shares are quoted on the stock exchanges of Amsterdam, New York, London, and on the EBS stock exchange in Switzerland. The Amsterdam Stock Exchange is the principal trading market for the Elsevier Ordinary Shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs") issued by Citibank NA, as depositary. Each ADS represents two Elsevier Ordinary Shares. Elsevier Ordinary Shares may be issued in registered or bearer form. At December 31, 1997, there were 294 persons with registered addresses in the United States who were record owners of Elsevier Ordinary Shares (excluding shares held in ADR form) and the portion of Elsevier Ordinary Shares held by them constituted approximately 9.0% of all Elsevier Ordinary Shares. At December 31, 1997 there were 36 registered holders of ADRs and 11,474,980 Elsevier Ordinary Shares represented by ADRs, constituting approximately 1.7% of all Elsevier Ordinary Shares.

      The table below sets forth, for the calendar quarters indicated, the high and low closing middle market quotations for the Elsevier Ordinary Shares on the Amsterdam Stock Exchange as reported in the Officiele Prijscourant of the Amsterdam Stock Exchange.

Calendar Periods                                        Dfl per Ordinary Share
----------------                                        ----------------------
                                                           High         Low
                                                          ------       ------
1996       First Quarter .............................     25.30       21.30
           Second Quarter ............................     27.70       25.30
           Third Quarter .............................     28.30       24.60
           Fourth Quarter ............................     29.00       26.80
1997       First Quarter .............................     32.50       27.20
           Second Quarter ............................     33.70       29.30
           Third Quarter .............................     38.60       28.30
           Fourth Quarter ............................     34.10       28.20
1998       First Quarter (through March 11, 1998) ....     38.70       33.00

      On March 11, 1998 the closing middle market quotation of the Elsevier Ordinary Shares on the Amsterdam Stock Exchange, as derived from the Officiele Prijscourant of the Amsterdam Stock Exchange, was 32.5 pence per Elsevier Ordinary Share.

      The following table sets forth, for the calendar quarter indicate, the high and low last reported sales prices in U.S. dollars for the Elsevier American Depositary Shares on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International
Ltd:

Calendar Periods                                          U.S. dollars per ADS
----------------                                          --------------------
                                                            High        Low
                                                           -----       ------
1996       First Quarter .............................     30.88       27.00
           Second Quarter ............................     33.00       29.88
           Third Quarter .............................     33.13       29.75
           Fourth Quarter ............................     34.75       30.88
1997       First Quarter .............................     33.38       29.50
           Second Quarter ............................     35.63       30.50
           Third Quarter .............................     37.25       28.81
           Fourth Quarter ............................     33.63       28.63
1998       First Quarter (through March 11, 1998) ....     38.25       32.13

      On March 11, 1998 the closing last reported sales price of the Elsevier American Depositary Shares on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd., was 32.69 dollars per ADS.

   ITEM 6: EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
                               REED INTERNATIONAL

      There are currently no U.K. decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of Reed International Ordinary Shares who are non-residents of the United Kingdom.

      There are no limitations relating only to non-residents of the United Kingdom under U.K. law or Reed International's Memorandum and Articles of Association on the right to be a holder of, and to vote in respect of, Reed International Ordinary Shares.

                                    ELSEVIER

      There are currently no Dutch decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of Elsevier Ordinary Shares who are non-residents of the Netherlands.

      There are no limitations relating only to non-residents of the Netherlands under Dutch law or Elsevier's Articles of Association on the right to be a holder of, and to vote in respect of, Elsevier Ordinary Shares.

                                ITEM 7: TAXATION
                               REED INTERNATIONAL

      The following is a summary of all material United States federal and U.K. tax consequences of the acquisition, ownership and disposition of Reed International ADSs. The discussion is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the United States/United Kingdom Double Taxation Convention (the "U.K. Tax Treaty") and
(ii) whose ADSs are not, for purposes of the U.K. Tax Treaty, effectively connected with a permanent establishment in the United Kingdom.

      This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with Reed International ADSs held as capital assets and does not address any special tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the U.K. Tax Treaty or the United States Internal Revenue Code of 1986, as amended (the "Code"), such as dealers in securities, financial institutions, life insurance companies, corporations which alone, or together with one or more associated companies, control (directly or indirectly) 10% or more of the voting power of Reed International, persons holding Reed International ADSs as part of a hedging or conversion transaction or a straddle or persons whose functional currency is not the United States dollar.

      The statements regarding U.S. and U.K. tax laws (including the U.K. Tax Treaty) set forth below are based (i) on those laws as in force and as applied in practice on the date of this Annual Report and are subject to changes to those laws and/or changes in practice subsequent to the date of this Annual Report that may affect the tax consequences described herein (some of which may have retroactive effect), and (ii) in part on representations of the Depositary and assume that each obligation in the Reed International Deposit Agreement (as defined below) and any related agreement will be performed in accordance with its terms. This summary is not exhaustive of all possible tax considerations and prospective purchasers are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under U.S. state and local and other laws, of the acquisition, ownership and disposition of Reed International ADSs by consulting their own tax advisers.

      As used herein, a "U.S. Holder" of a Reed International ADS means a holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

      This summary does not address the tax consequences for a U.S. Holder who is resident (or in the case of an individual, resident or ordinarily resident) in the United Kingdom.

      In general, for U.S. federal income tax purposes, U.S. Holders of Reed International ADSs will be treated as the owners of the underlying Reed International Ordinary Shares that are represented by such ADSs. Deposits or withdrawals of Reed International Ordinary Shares by U.S. Holders for Reed International ADSs generally will not be subject to U.S. federal income tax.

Taxation of Dividends

      Under existing U.K. law, Reed International will generally be required, when paying a dividend on the Reed International Ordinary Shares, to account to the U.K. Inland Revenue for U.K. advance corporation tax ("ACT"). The rate of ACT at present is equal to one quarter of the amount of dividend payment, or 20% of the sum of the dividend paid plus the related ACT amount. An amount equivalent to the ACT accounted for by Reed International with respect to a dividend is allowed, under current U.K. law, as a credit against the U.K. tax liability of persons other than corporate bodies, who receive (or are treated as receiving) the dividend and who are resident in the United Kingdom for U.K. tax purposes. But no such credit is given in respect of any dividend which Reed International elects to treat as a foreign income dividend under provisions introduced by the United Kingdom Finance Act of 1994. The following summary assumes that Reed International does not make such an election.

      An Eligible U.S. Holder (as defined below) will be entitled under the U.K. Tax Treaty to receive, in respect of a dividend, a payment (a "Treaty Payment") equal to the amount of the tax credit to which an individual resident in the United Kingdom for U.K. tax purposes would have been entitled had such individual received the dividend (the "Tax Credit Amount") reduced by an amount equal to 15% of the sum of the dividend and Tax Credit Amount (the "15% U.K. withholding tax"). For example, at the current rate of ACT of one quarter of the amount of a dividend, an Eligible U.S. Holder that receives from Reed International a dividend payment of 80p is entitled to a Treaty Payment of 5p (i.e., the Tax Credit Amount of 20p reduced by 15% of the sum of the dividend and the Tax Credit Amount, or 15p), resulting in a total cash receipt (before applicable U.S. taxes) of 85p.

      Under the provisions of the Finance (No. 2) Act 1997 and as announced in the pre-Budget report published in December 1997 and confirmed in the March 1998 Budget Statement, changes are to be made to the taxation of dividends paid on or after April 6, 1999. From that date, Reed International will no longer be required to account to the U.K. Inland Revenue for ACT when paying a dividend on the Reed International Ordinary Shares, and an individual resident in the United Kingdom for U.K. tax purposes who received such a dividend will be entitled to a tax credit equal to only one-ninth of the dividend. The right of U.S. holders to claim payment of any part of that tax credit will depend on the terms of the U.K. Tax Treaty at that date; however, U.S. Holders should note that the reduction in the rate of the tax credit available to U.K. resident individuals from April 6, 1999 is likely to mean that U.S. Holders currently entitled to claim payment of the Tax Credit Amount will cease to be able to obtain payment of that amount.

      For the purposes of this Annual Report, the term "Eligible U.S. Holder" means a U.S. Holder that is a beneficial owner of the dividend paid with respect to its Reed International ADSs and that satisfies all of the following conditions: the U.S. Holder (i) is an individual or a corporation resident in the United States for purposes of the U.K. Tax Treaty (and, in the case of a corporation, not also resident in the United Kingdom for U.K. tax purposes),
(ii) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of Reed International, (iii) is a holder whose holding of ADSs is not effectively connected with a permanent establishment in the United Kingdom through which such U.S. Holder carries on business or with a fixed base in the United Kingdom from which such U.S. Holder performs independent personal services, (iv) under certain circumstances, is not a company 25% or more of the capital of which is owned, directly or indirectly, by persons that are not individuals resident in, and are not nationals of, the United States, (v) under certain circumstances, is not exempt from federal income tax on dividend income in the United States and (vi) under certain circumstances, does not own 10% or more of the Reed International Ordinary Shares.

    A U.S. Holder that is a partnership, trust or estate may be entitled under the U.K. Tax Treaty to receive a Treaty Payment in respect of a dividend paid by Reed International, but only to the extent that dividend income derived by such U.S. Holder is taxable in the United States as the income of a U.S. resident in the hands of such U.S. Holder or of its partners or beneficiaries, as the case may be.

      Arrangements (the "H Arrangements") have been made with the U.K. Inland Revenue for Treaty Payments relating to dividends paid by Reed International in respect of Reed International Ordinary Shares represented by Reed International ADSs evidenced by ADRs to be paid to certain Eligible U.S. Holders at the same time as, and together with, such dividends as long as (i) the registered holder completes the declaration on the reverse of the dividend check confirming the Eligible U.S. Holder's entitlement to the associated Tax Credit Amount and presents the check for payment within three months from the date of issue of the check, or (ii) in the case of ADRs held through a Depositary Trust Company ("DTC") participant, a declaration as to the condition entitling the Eligible U.S. Holder to the associated Treaty Payment is completed by the DTC participant which holds the ADRs on behalf of the Eligible U.S. Holder. These arrangements generally apply to Eligible U.S. Holders other than (i) estates or trusts, any of the beneficiaries of which are not U.S. residents, (ii) investment or holding companies, 25% or more of the capital of which is owned, directly or indirectly, by persons who are not individuals resident in and are not nationals of the United States, (iii) persons exempt from U.S. federal income tax with respect to dividends paid on the Reed International Ordinary Shares (other than certain pension funds) and (iv) persons owning 10% or more of the Reed International Ordinary Shares.

      A U.S. Holder that is entitled to and wishes to receive payment of the Treaty Payment but that does not satisfy the requirements to benefit from the H Arrangements described in the preceding paragraph, must make a separate claim for payment in the manner and at the times prescribed in U.S. Revenue Procedure 80-18, 1980-1 C.B. 623, U.S. Revenue Procedure 90-61, 1990-2 C.B. 657 and U.S.
Revenue Procedure 81-58, 1981-2 C.B. 678. Claims for such payment must be made within six years of the end of the U.K. year of assessment (generally April 5 in each year) in which the related dividend was paid. The first claim by an Eligible U.S. Holder for a payment under these procedures is made by sending the appropriate U.K. form in duplicate to the Director of the Internal Revenue Service ("I.R.S.") Center with which such Eligible U.S. Holder's last U.S. federal income tax return was filed. Forms may be obtained from the Internal
Revenue Service, Assistant Commissioner (International), 950 L'Enfant Plaza South, S.W., Washington, D.C. 20024. Because a claim may not be considered made until the U.K. Inland Revenue receives the appropriate form from the I.R.S., forms should be sent to the I.R.S. well before the end of the applicable limitation period. Any refund claim after the first claim by an Eligible U.S. Holder for payment under these procedures should be filed directly with the U.K. Inland Revenue, Financial Intermediaries and Claims Office, Fitzroy House, PO Box 46, Nottingham NG2 1BD, England.

      Distributions made in respect of the Reed International Ordinary Shares (including the related Tax Credit Amount) will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Reed International, as determined under U.S. federal income tax principles. The amount of dividend income for a U.S. Holder will be the dollar value of the dividend payment, on the date of receipt by the Depositary, regardless of whether the dividend is converted into dollars. Foreign currency exchange gain or loss, if any, realized on a sale or other disposition of pounds, will be ordinary income or loss to the U.S. Holder. Dividends paid by Reed International will not be eligible for the dividends received deduction allowed to corporations under the Code.

      Subject to certain limitations, the 15% U.K. withholding tax may be claimed as a credit against the U.S. federal income tax liability of the Eligible U.S. Holder. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes, or "baskets" of income. For this purpose, dividends distributed by Reed International will be treated as income from sources outside the United States and generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income". Foreign tax credits allowable with respect to each income basket cannot exceed the U.S. federal income tax otherwise payable with respect to such income.

      Under section 812 of the United Kingdom Income and Corporation Taxes Act 1988, the United Kingdom Treasury has power to deny payment of Tax Credit Amounts under the United Kingdom's income tax conventions to certain corporations if they or an associated company (as defined in the said section
812) has a qualifying presence in a state in the United States which operates a unitary system of corporate taxation. These provisions come into force only if the United Kingdom Treasury so determines by statutory instrument. No such instrument is currently in force.

Taxation of Capital Gains

      A U.S. Holder that is not resident (and, in addition, in the case of an individual, not ordinarily resident) in the United Kingdom for U.K. tax purposes will not generally be liable for U.K. taxation on capital gains realized on the disposal of such holder's Reed International ADSs unless at the time of the disposal such U.S. Holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and such Reed International ADSs are or have been used, held or acquired for the purposes of such trade (or profession or vocation), branch or agency.

      A U.S. Holder will, upon the sale or exchange of a Reed International ADS, generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the dollar amount realized for the Reed International ADS and the U.S. Holders's tax basis in the ADS. Such gain or loss will be capital gain or loss and will be long term capital gain or loss if the Reed International ADS has been held for more than one year on the date of the sale or exchange. The tax rate applicable to such long-term capital gain will be determined based on the number of months held. Any gain recognized by a U.S. Holder will generally be treated as U.S. source income.

      Although capital gains of corporations currently are taxed at the same rates as ordinary income, the distinction between capital gain and ordinary income or loss is relevant for purposes of, among other things, limitations on the deductibility of capital losses. Individuals and certain other non-corporate taxpayers are taxed at a lower rate on net long-term capital gains than on items of ordinary income. A U.S. Holder who is liable for both U.K. and U.S. tax on a gain on the disposal of a Reed International ADS will generally be entitled, subject to certain limitations, to credit the U.K. tax against its U.S. federal income tax liability in respect of such gain.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to dividends paid in respect of the Reed International ADSs or the proceeds received on the sale, exchange, or redemption of the Reed International ADS within the United States by non-corporate U.S. Holders, and a 31% backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

Estate and Gift Tax

      Reed International ADSs evidenced by ADRs held by an individual U.S. Holder whose domicile is determined to be the United States for purposes of the U.K. Estate Tax Treaty between the United States and the United Kingdom (the "U.K. Estate Tax Treaty") and who is not a national of the United Kingdom will not be subject to U.K. inheritance tax on such individual's death or on a lifetime transfer of the ADSs except in certain cases where the ADSs (i) are part of the business property of a U.K. permanent establishment of an enterprise, (ii) pertain to a U.K. fixed base of an individual used for the performance of independent personal services, or (iii) are comprised in a settlement (unless at the time of the settlement the settlor was domiciled in the United States and was not a national of the United Kingdom). The U.K. Estate Tax Treaty generally provides a credit against U.S. federal estate or gift tax liability for the amount of any U.K. inheritance tax paid in the United Kingdom in a case where the ADSs are subject to both U.K. inheritance tax and to U.S. federal estate or gift tax.

U.K. Stamp Duty and Stamp Duty Reserve Tax

      U.K. Stamp Duty and U.K. Stamp Duty Reserve Tax ("SDRT") at the then-applicable rate arises upon the transfer or issue to the Custodian of Reed International Ordinary Shares in exchange for Reed International ADSs evidenced by ADRs. For this purpose, the rate of Stamp Duty is (pound)1.50 per (pound)100 (or part thereof) and the current rate of SDRT is 1.5% applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the Ordinary Shares. The Stamp Duty or SDRT will be payable by the Depositary. In accordance with the terms of the Deposit Agreement, holders of ADRs must pay an amount in respect of such duty or tax to the Deposit Agreement, holders of ADRs must pay an amount in respect of such duty or tax to the Depositary except in connection with the initial issuance and deposit of the Reed International Ordinary Shares.

      Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no U.K. Stamp Duty will be payable on the acquisition or transfer of Reed International ADRs. Neither will an agreement to transfer Reed International ADRs give rise to a liability to SDRT.

      A transfer of Reed International Ordinary Shares by the Depositary or its nominee to the relative ADR holder where there is no transfer of beneficial ownership will give rise to U.K. Stamp Duty at the rate of 50 pence per transfer.

      Purchases of Reed International Ordinary Shares, as opposed to ADSs, may give rise to a charge to U.K. Stamp Duty or SDRT at the rate of 50 pence per (pound)100 or part thereof (Stamp Duty) or 0.5% (SDRT) of the price payable for the Reed International Ordinary Shares at the time of the transfer or agreement to transfer. SDRT is generally the liability of the purchaser and U.K. Stamp Duty is also usually paid by it. Where such Reed International Ordinary Shares are later transferred to the Custodian, further U.K. Stamp Duty or SDRT will normally be payable as described above.

                                    ELSEVIER

      The following is a summary of all material United States federal and Dutch tax consequences of the acquisition, ownership and disposition of Elsevier ADSs. The discussion is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the United States/Netherlands Double Taxation Convention of December 18, 1992 (the "Dutch Tax Treaty of 1992") and (ii) whose ADSs are not, for purposes of the Dutch Tax Treaty of 1992, effectively connected with a permanent establishment and/or permanent representative in the Netherlands.

      The statements regarding U.S. and Dutch tax laws (including the Dutch Tax Treaty of 1992) set forth below are based (i) on those laws as in force and as applied in practice on the date of this Annual Report and are subject to changes to those laws and/or changes in practice subsequent to the date of this Annual Report that may affect the tax consequences described herein (some of which may have retroactive effect), and (ii) in part on representations of the Depositary and assume that each obligation in the Elsevier Deposit Agreement (as defined below) and any related agreement will be performed in accordance with its terms. This summary is not exhaustive of all possible tax considerations and prospective purchasers are advised to satisfy themselves as to the overall tax consequences, including specifically the applicability of the Dutch Tax Treaty of 1992 to U.S. Holders of Elsevier ADSs and the consequences under U.S. state and local and other laws, of the acquisition, ownership and disposition of Elsevier ADSs by consulting their own tax advisers. As used herein, a "U.S. Holder" of an Elsevier ADS means a holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to U.S.
federal income taxation regardless of its source.

United States Tax Consequences

      This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all possible U.S. tax considerations. The discussion deals only with Elsevier ADSs held as capital assets and does not address any special tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the Code, such as dealers in securities, financial institutions, life insurance companies, persons holding Elsevier ADSs as part of a hedging or conversion transaction or a straddle or persons whose functional currency is not the U.S. dollar.

      In general, for United States federal income tax purposes, U.S. Holders of Elsevier ADSs will be treated as the owners of the underlying Elsevier Ordinary Shares that are represented by such Elsevier ADSs.

      Deposits or withdrawals of Elsevier Ordinary Shares by U.S. Holders for Elsevier ADSs generally will not be subject to U.S. federal income tax.

Taxation of Dividends

      The gross amount of dividends paid to U.S. Holders of Elsevier ADSs (including amounts withheld to reflect Dutch withholding taxes) will be treated as dividend income to such U.S. Holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder as ordinary income on the day received by the Depositary. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

      The amount of any dividend paid in Dutch guilders will equal the U.S. dollar value of the Dutch guilders received calculated by reference to the exchange rate in effect on the date the dividend is received by the Depositary, regardless of whether the Dutch guilders are converted into U.S. dollars. If the dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Dutch guilders equal to the U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Dutch guilders will be treated as ordinary income or loss.

      Generally the maximum rate of withholding tax on dividends paid to a U.S. Holder pursuant to the Dutch Tax Treaty of 1992 is 15% Subject to certain conditions and limitations, Dutch withholding taxes will be treated as foreign taxes eligible for credit against a U.S. Holder's U.S. federal income tax liability. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes or "baskets" of income. For this purpose, dividends paid by Elsevier will be treated as income from sources outside of the United States and generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income". Foreign tax credits allowable with respect to each income basket, cannot exceed the U.S. federal income tax otherwise payable with respect to such income.

      To the  extent  that the  amount of any  distribution  exceeds  Elsevier's current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Elsevier ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the Elsevier ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

Taxation of Capital Gains

      For U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of an Elsevier ADS in an amount equal to the difference between the amount realized for the Elsevier ADS and the U.S. Holder's basis in the Elsevier ADS. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Elsevier ADS has been held for more than one year on the date of the sale or exchange. Any gain recognized by a U.S. Holder will generally be treated as U.S. source income.

      Although capital gains of corporations currently are taxed at the same rates as ordinary income, the distinction between capital gain and ordinary income or loss is relevant for purposes of, among other things, limitations on the deductibility of capital losses. Individuals and certain other non-corporate taxpayers are taxed at a lower rate on net long-term capital gains than on items of ordinary income. The tax rate applicable to such net long term capital gains will be determined based on the number of months held.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to dividends paid in respect of the Elsevier ADSs or the proceeds received on the sale, exchange, or redemption of the Elsevier ADSs within the United States by non-corporate U.S. Holders, and a 31% backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's United States federal income tax liability.

Dutch Tax Consequences

      This discussion summarizes the principal Dutch tax consequences under current law and practice to U.S. Holders, as interpreted under officially published case law. This summary generally does not address the tax consequences to a U.S. Holder that is resident (or, in the case of an individual, ordinarily resident) in the Netherlands for Dutch tax purposes.

Taxation of Dividends

      Dividends, distributed by Elsevier are, pursuant to Dutch national law, subject to 25% dividend withholding tax. Dividends include dividends in cash or in kind, constructive dividends and liquidation proceeds in excess of recognized (for Dutch tax purposes) paid-in capital. Distribution of stock dividends is subject to dividend withholding tax unless distributed out of recognized (for Dutch tax purposes) paid-in share premium.

      Under the application of the Dutch Tax Treaty of 1992, dividends paid by Elsevier to a beneficial owner resident in the United States are generally eligible for a reduction in the rate of withholding to 15% of the gross amount of the dividends.

      In case the beneficial owner is a company which holds directly at least 10% of the voting power of Elsevier, the rate of withholding will be further reduced to 5% of the gross amount of the dividends.

      Elsevier is not a "beleggingsinstelling" in the sense of Article 28 of the Netherlands Corporation Tax Act (Wet op de vennootschapsbelasting 1969). (A "beleggingsinstelling" is a specific investment fund referred to in Article 28 of the Netherlands Corporate Income Tax Act, the sole purpose of which is to invest funds and to distribute its revenues to its shareholders within eight months after the end of its fiscal year. Under a number of conditions, the beleggingsinstelling is not subject to Dutch corporate income tax.)

      The term "dividends" as used in this convention means income from shares or other rights participating in profits, as well as income from other corporate rights which is subjected to the same taxation treatment as income from shares by the laws of the Netherlands. For the purposes of this paragraph, the term "dividends" also includes, in the case of the Netherlands, income from profit sharing bonds ("winstdelende obligaties").

      A beneficial owner of dividends, who holds depositary rights evidencing beneficial ownership of the shares in lieu of the shares themselves in Elsevier may claim the benefits of the Dutch Tax Treaty of 1992.

      The above provisions shall not apply if the beneficial owner of the dividends, being a resident of the United States, carries on business in the Netherlands, through a permanent establishment situated therein, or performs independent personal services from a fixed base situated therein, and the holding in respect of which the dividends are paid forms part of the business property of such permanent establishment or pertains to such fixed base.

      A trust, company or other organization that is a resident of the United States and that is operated exclusively for religious, charitable, scientific, educational, or public purposes shall be exempt from Dutch withholding tax if and to the extent that: (a) such trust, company or other organization is exempt from tax in the United States, and: (b) such trust, company or other organization would be exempt from tax in the Netherlands in respect of such items of income if it were organized, and carried on all its activities, in the Netherlands, unless the income is derived from carrying on a trade or business or from a related person other than a person referred to above.

      Dividend income derived by a trust, company or other organization constituted and operated exclusively to administer or provide benefits under one or more funds or plans established to provide pension, retirement or other employee benefits shall in principle be exempt from Dutch withholding tax if it is a resident of the United States and its income is generally exempt from tax, unless the income is derived from carrying on a trade or business or from a related person other than a person referred to above. However, if the ownership of the dividend is separated from the ownership of the ADS, the exemption from Dutch withholding tax may be challenged.

Taxation of Capital Gains

      Gains derived by a resident of the United States from the disposition of Elsevier ADSs generally will not be taxable in the Netherlands. If, however, the ADSs would form part of the business property of a permanent establishment which an enterprise of the United States has in the Netherlands or of personal property pertaining to a fixed base, available to a resident of the United States, in the Netherlands for the purpose of performing independent personal services, such gains, including those from the alienation of such permanent establishment (alone or with the whole enterprise) or of such fixed base, may be taxed in the Netherlands.

      The provision of the above paragraphs shall not affect the right of the Netherlands to levy according to its own law a tax on gains from the alienation of Elsevier ADSs derived by an individual who is a resident of the United States and who: (a) has, at any time during the five year period preceding the alienation, been a resident of the Netherlands, and (b) at the time of the alienation owns, either alone or together with related individuals, at least 25% of any class of shares in Elsevier. For the purposes of this paragraph, the term "related individuals" means the alienator's spouse and their relatives by blood or marriage in the direct line (ancestors and lineal descendants). In case the individuals would not be married, the term "related individuals" means the alienator, his/her partner and their relatives by blood or marriage in the direct line.

      A resident of the United States may be subject to Dutch personal income tax on (part of) the gains derived from the alienation of Elsevier ADSs if (a) the resident has moved his residence from the Netherlands to the United States at any time during the ten year period preceding the alienation of the ADSs and
(b) at the time of emigration owned, either alone or together with related individuals, at least 5% of any class of shares in Elsevier. For the purposes of this paragraph, the term "related individuals" means the alienator's spouse and their relatives by blood or marriage in the direct line (ancestors and lineal descendants). In case the resident would not be married, the term "related individuals" means the alienator, his/her partner and their relatives by blood or marriage in the direct line.

Estate and Gift Tax

      A gift or inheritance of Elsevier ADSs from a U.S. Holder of ADSs will not be subject to Dutch gift and inheritance tax, provided that: (a) the holder does not carry on a business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the ADSs are attributable; (b) the holder has not been a resident of the Netherlands at any time during the ten years preceding the time of the gift or death, or, in the event he or she has been a resident of the Netherlands in that period, the holder is not a Dutch citizen at the time of the gift or death; and (c) for purposes of the tax on gifts, the holder has not been a resident of the Netherlands at any time during the twelve months preceding the time of the gift.

                         ITEM 8: SELECTED FINANCIAL DATA
                                  REED ELSEVIER

      The selected combined financial data for Reed Elsevier should be read in conjunction with, and is qualified by, the Combined Financial Statements and notes thereto of Reed Elsevier included in this Annual Report. The Combined Financial Statements, which are presented in pounds sterling, encompass the businesses of Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries and associates, together with their parent companies, Reed International and Elsevier. In addition, as separate legal entities, Reed International and Elsevier prepare separate financial statements which reflect their respective shares in such combined businesses. In such separate financial statements Reed International and Elsevier account for their respective shares in the combined businesses on an equity basis.

      The selected combined financial data for Reed Elsevier for the five years ended December 31, 1997 has been extracted or derived from the Combined Financial Statements for Reed Elsevier which have been audited for the years ended December 31, 1997, 1996, 1995 and 1994 by Deloitte & Touche, London and Deloitte & Touche, Amsterdam and by Price Waterhouse, London and Coopers & Lybrand, Amsterdam for the year ended December 31, 1993.

Combined Income Statement Data


                                                      Year ended December 31,(1)
                                       ----------------------------------------------------
                                        1993     1994     1995     1996     1997    1997(2)
                                       ------   ------   ------   ------   ------   -------
                                                             (in millions)
Amounts in accordance with U.K.
  and Dutch GAAP(3):
Total activities (unless
  otherwise stated)
Net sales(4)                           (pound)  (pound)  (pound)  (pound)  (pound)  (pound)
     Continuing operations ...........  2,066    2,243    2,805    2,975    3,062   $5,022
     Discontinued operations .........    730      792      844      406      355      582
                                        -----   ------   ------   ------   ------   ------
Total Activities .....................  2,796    3,035    3,649    3,381    3,417    5,604
                                        -----   ------   ------   ------   ------   ------
Operating income before non-operating
exceptional items(4)
     Continuing operations ...........    469      550      702      792      819    1,343
     Exceptional items charged to
     operating profit ................     --       --       --        --    (502)    (823)
     Discontinued operations .........     89      113      126       64       66      108
                                        -----   ------   ------   ------   ------   ------
Total Activities ......................   558      663      828      856      383      628
                                        -----   ------   ------   ------   ------   ------
Non-operating exceptional items(5) ....    16       14       13        1       25       41
Operating income after exceptional
  items ..............................    574      677      841      857      408      669
Net interest expense .................    (40)     (57)    (105)     (51)     (62)    (102)
Income before taxes and minority
  interest ...........................    534      620      736      806      346      567
Net income(6) ........................    396      468      554      604      207      339
Approximate amounts in accordance
  with U.S. GAAP:
Continuing operations(4)
     Operating income ................    395      460      542      711      107      175
     Net income ......................    239      273      270      450        3        5
Discontinued operations(4)
     Net income from trading
       operations ....................     55       69       70       43       40       66
     Gain on sales net of provisions .     --       --      353       --       --       --
                                        -----   ------   ------   ------   ------   ------
Net income from discontinued
  operations .........................     55       69      423       43       40       63
                                        -----   ------   ------   ------   ------   ------

Combined Balance Sheet Data

                                                      Year ended December 31,(1)
                                       ----------------------------------------------------
                                        1993     1994     1995     1996     1997    1997(2)
                                       ------   ------   ------   ------   ------   -------
                                                             (in millions)
Amounts in accordance with U.K.
  and Dutch GAAP:                      (pound)  (pound)  (pound)  (pound)  (pound)  (pound)
Total assets .........................  4,200    4,653    5,499    5,147    5,003   $8,205
Long term obligations less current
  portion(7) .........................   (579)    (749)    (930)    (717)    (689)  (1,130)
Net borrowings(8) ....................   (575)  (1,295)    (680)    (196)    (630)  (1,033)
Combined shareholders' equity ........  1,714    1,419    2,075    2,071    1,494    2,450
Approximate amounts in accordance
  with U.S. GAAP:
Total assets .........................  4,902    5,749    6,483    6,107    6,139   10,068
Long term obligations less current
  portion(7) .........................  (874)  (1,130)  (1,256)    (993)  (1,291)  (2,117)
Combined shareholders' equity ........  2,420    2,529    3,084    3,075    2,774    4,549



----------

(1) The Combined Financial Statements are prepared in accordance with accounting policies that are in conformity with U.K. and Dutch GAAP, which differs in certain significant respects from U.S. GAAP. The differences between U.K. and Dutch GAAP and U.S. GAAP which are relevant to the combined businesses are set out in note 29 to the audited Combined Financial Statements.

(2) For the convenience of the reader, pounds sterling and pence amounts for the fiscal year ended December 31, 1997 have been translated into U.S. dollars using the Noon Buying Rate on December 31, 1997 of $1.64 per(pound)1.00. Noon Buying Rates are not used in the preparation of the Combined Financial Statements included in this Annual Report. The rates used in the preparation of the Combined Financial Statements for the fiscal year ended December 31, 1997 were $1.64 per(pound)1.00 for income statement items (the average prevailing exchange rate during the year) and $1.66 per(pound)1.00 for balance sheet items (the rate prevailing at December 31, 1997). For a discussion of the effects of currency fluctuations on Reed Elsevier's combined results of operations and combined financial position, see "Management's Discussion and Analysis of Financial Condition and Results of Operations o Reed Elsevier".

(3) In accordance with the U.K. accounting standard on Fair Values in Acquisition Accounting, FRS7, reorganization costs in respect of acquisitions are charged to the income statement; prior to 1995 these costs were included in goodwill.

(4) Under U.K. and Dutch GAAP, discontinued operations only comprise those businesses where sales transactions or closures have been completed. Under U.S. GAAP all businesses are treated as discontinued operations once the formal commitment to sell or close is made. Under U.S. GAAP net income from discontinued operations includes net income from the trading activities of discontinued operations and the gain or loss on sale of discontinued operations. Under U.K. and Dutch GAAP operating results from discontinued operations are included within operating income and the gain or loss on sale is included as an exceptional item. Under U.K. and Dutch GAAP, discontinued operations relate wholly to the Consumer segment and comprise the consumer publishing businesses divested in 1995, IPC Magazines, excluding New Scientist, and certain operations of Reed Books which have been divested by the date of approval of this Annual Report. Under U.S. GAAP, the consumer publishing businesses divested in 1995, IPC Magazines, excluding New Scientist, and all the remaining consumer book publishing businesses are treated as discontinued operations following the commitment to divest these operations.

(5) Exceptional items are significant items within Reed Elsevier's ordinary activities which under U.K. and Dutch GAAP need to be disclosed separately by virtue of their size or incidence. Operating profit in 1997 is stated after charging exceptional items of(pound)502 million. This amount comprises(pound)230 million in respect of the estimated cost of programs to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganization costs,(pound)250 million in respect of a non-cash write-down of intangible assets related to Reed Travel Group and(pound)22 million in respect of other items. Exceptional items credited below operating profit arise primarily from the net profit on disposal of certain business. For further details see note 5 to the audited Combined Financial Statements.

(6) The SSAP 24 credit in respect of the main U.K. pension scheme included in operating income is (pound)1 million in the 1997 fiscal year, (1996 (pound)7 million; 1995 (pound)6 million; 1994 (pound)9 million; 1993 (pound)9 million); see note 26 to the audited Combined Financial
     Statements. The SSAP 24 credit comprises a regular cost offset by amortization of the net actuarial surplus calculated in accordance with the provisions of the U.K. accounting standard on Accounting for Pension Costs, SSAP 24.

(7) Long term obligations comprise long term borrowings and capital lease obligations which become due after more than one year. Reed Elsevier has revolving credit facilities expiring in over one year with a number of banks which are available to support commercial paper and other short term borrowings. Under U.S. GAAP the borrowings backed by these credit facilities, which amount to (pound)602 million at December 31, 1997 (1996 (pound)276 million; 1995 (pound)326 million; 1994 (pound)381 million; 1993 (pound)295 million), are included as long term obligations.

(8)  Net  borrowings   comprise  total  borrowings  less  cash  and  short  term
     investments.

                               REED INTERNATIONAL

      The selected consolidated financial data for Reed International should be read in conjunction with, and is qualified by, the consolidated financial statements of Reed International and notes thereto included in this Annual Report. The results and financial position of Reed International reflect its 52.9% economic interest in the Reed Elsevier Combined Businesses, which takes into account its 5.8% indirect interest in Elsevier, accounted for on an equity basis.

      All of the selected consolidated financial data for Reed International set forth below has been extracted or derived from the financial statements of Reed International, which have been audited for the years ended December 31, 1997,1996, 1995 and 1994 by Deloitte & Touche, London and by Price Waterhouse, London for the year ended December 31, 1993.

                                                      Year ended December 31,(1)
                                       ----------------------------------------------------
                                        1993     1994     1995     1996     1997    1997(2)
                                       ------   ------   ------   ------   ------   -------
                                          (in millions, except per share amounts)(3)
Amounts in accordance
  with U.K. GAAP:
Income from interests in
  associated undertakings
    Share of profits before            (pound)  (pound)  (pound)  (pound)  (pound)  (pound)
      exceptional items ..............    242      265      364      405      413    $ 677
    Share of exceptional items .......      8        7        7       --     (251)    (412)
                                        -----   ------   ------   ------   ------   ------
Total ................................    250      272      371      405      162      265
                                        -----   ------   ------   ------   ------   ------
Net income(6)(7) .....................    197      233      277      302       90      148
Basic earnings per Reed International
  Ordinary Share(3)(4) ...............   17.6p   20.75p    24.6p    26.6p     7.9p    0.13
Gross dividends per Reed International
  Ordinary Share(3)(5) ...............   11.7p   13.45p    15.3p    17.0p   18.25p    0.30
Total assets .........................  1,019      875    1,240    1,251      951    1,560
Shareholders' equity .................    907      751    1,098    1,096      790    1,296
Approximate amounts in
  accordance U.S. GAAP:
Net income(6)(7) .....................    152      168      352      244        4        7
Basic earnings per Reed International
  Ordinary Share(3)(4)(6)(7) .........   13.5p    14.9p    30.9p    21.4p      --       --
Total assets .........................  1,321    1,379    1,677    1,673    1,511    2,478
Shareholders' equity .................  1,280    1,338    1,631    1,627    1,467    2,406


----------

(1) The consolidated financial statements of Reed International are prepared in conformity with accounting policies that are in compliance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. The differences between U.K. GAAP and U.S. GAAP which are relevant to Reed International are set out in note 17 to the audited financial statements of Reed International.

(2) For the convenience of the reader, pounds sterling and pence amounts for the fiscal year ended December 31, 1997 have been translated into U.S. dollars using the Noon Buying Rate on December 31, 1997 of $1.64 per(pound)1.00. Noon Buying Rates are not used by Reed International in the preparation of its consolidated financial statements included in this Annual Report. The rates used in the preparation of the Reed International consolidated financial statements for the fiscal year ended December 31, 1997 were $1.64 per(pound)1.00 for income statement items (the average prevailing exchange rate during the year) and $1.66 per(pound)1.00 for balance sheet items (the rate prevailing at December 31, 1997).

(3) Earnings per Reed International Ordinary Share and gross dividends per Reed International Ordinary Share for all periods prior to 1997 have been restated to give effect to the two for one share subdivision in respect of Reed International Ordinary Shares, which became effective on May 2, 1997.

(4) Under U.K. and U.S. GAAP the calculation of basic earnings per share is based only on common stock in issue. Diluted earnings per Reed International Ordinary Share amounts, taking account of the effects of additional common shares that would be outstanding if dilutive potential shares had been issued, have not been disclosed because they are not materially different from the respective basic earnings per Reed International Ordinary Share amounts under either U.K. or U.S. GAAP.

(5) The amount of gross dividends per Reed International Ordinary Share shown includes the U.K. tax credit available to certain beneficial owners of Reed International ADSs who are residents of the United States for the purposes of the U.K. Tax Treaty but do not include any deduction on account of U.K. withholding taxes, currently at the rate of 15% of the sum of the dividend and the related tax credit in most cases.

(6) The net income in 1995 includes Reed International's share of the Reed Elsevier Combined Businesses' net gain on sale of certain consumer publishing businesses. Under U.S. GAAP, Reed International's share of the net post tax gain was (pound)187 million whereas under U.K. and Dutch GAAP, its share was a net post tax gain of (pound)1 million, reflecting the differing accounting treatment of intangible assets and goodwill. Basic earnings per Reed International Ordinary Share under U.S. GAAP includes 16.4p in respect of such gain on sale.

(7) The net income in 1997 includes Reed International's share of the Reed Elsevier Combined Businesses exceptional items, the most significant of which relate to the Reed Travel Group provision for customer compensation and related expenses and reorganization costs and the non-cash writedown of Reed Travel Group and intangible assets. Basic earnings per Reed International Ordinary Share includes 18.3p (loss) and 21.6p (loss) under, respectively, U.K. and Dutch GAAP and U.S. GAAP in respect of these items; the loss under U.S. GAAP reflects the differing accounting treatment under U.S. GAAP of intangible assets and goodwill.

                                    ELSEVIER

      The selected financial data for Elsevier should be read in conjunction with, and is qualified by, the financial statements of Elsevier and notes thereto included in this Annual Report. The results and financial position of Elsevier reflect its 50% interest in the Reed Elsevier Combined Businesses, accounted for on an equity basis.

      All of the selected financial data for Elsevier set forth below has been extracted or derived from the financial statements of Elsevier, which have been audited for the years ended December 31, 1997, 1996, 1995 and 1994 by Deloitte & Touche, Amsterdam and by Coopers & Lybrand, Amsterdam for year ended December 31, 1993.

                                                      Year ended December 31,(1)
                                       ----------------------------------------------------
                                        1993     1994     1995     1996     1997    1997(2)
                                       ------   ------   ------   ------   ------   -------
                                          (in millions, except per share amounts)(3)
Amounts in accordance
  with Dutch GAAP:
Share in attributable profits
  after tax of affiliates
    Share of profits before
      exceptional items ............. Dfl 506  Dfl 606  Dfl 682  Dfl 781  Dfl 966    $ 473
 Share of exceptional items .........      22       22        3        1     (640)    (314)
                                        -----   ------   ------   ------   ------   ------
Total ...............................     528      628      685      782      326      159
                                        -----   ------   ------   ------   ------   ------
Net income(5)(6) ....................     552      650      701      794      330      162
Basic earnings per Elsevier
  Ordinary Share(3)(4) ..............    0.80     0.93     1.00     1.13     0.47     0.23
Gross dividends per Elsevier
  Ordinary Share(3)(4) ..............    0.52     0.55     0.59     0.76     0.95     0.46
Total assets ........................   2,793    2,264    2,943    3,554    3,053    1,496
Long term borrowings, less current
  portion ...........................     (12)     (15)     (19)     (21)     (24)     (12)
Shareholders' equity ................   2,460    1,922    2,563    3,065    2,495    1,222
Approximate amounts in accordance
  with U.S. GAAP:
Net income(5)(6) ....................     420      511      914      692      128       63
Basic earnings per Elsevier
  Ordinary Share(3)(4)(5)(6) ........    0.60     0.73     1.30     0.98     0.18     0.09
Total assets ........................   3,575    3,525    3,917    4,667    4,751    2,328
Long term borrowings, less current
  portion ...........................     (12)     (15)     (19)     (21)     (24)     (12)
Shareholders' equity ................   3,473    3,427    3,809    4,551    4,633    2,270


----------

(1) The financial statements of Elsevier are prepared in accordance with accounting policies that are in conformity with Dutch GAAP, which differs in certain significant respects from U.S. GAAP. The differences between Dutch GAAP and U.S. GAAP which are relevant to Elsevier are set out in note 13 to the audited financial statements of Elsevier.

(2) For the convenience of the reader, Dutch guilder amounts for the fiscal year ended December 31, 1997 have been translated into U.S. dollars using the Noon Buying Rate on December 31, 1997 of U.S. $0.49 per Dfl 1.00. Noon Buying Rates are not used by Elsevier in the preparation of its financial statements included in this Annual Report. The rates used in the preparation of Elsevier financial statements for the fiscal year ended December 31, 1997 were $0.51 per Dfl 1.00 for income statement items (the average prevailing exchange rate during the year) and $0.50 per Dfl 1.00 for balance sheet items (the rate prevailing at December 31, 1997).

(3) Earnings per Elsevier Ordinary Share and dividends per Elsevier Ordinary Share for all periods presented have been restated to give effect to the ten for one share subdivision in respect of Elsevier Ordinary Shares, which became effective on October 5, 1994.

(4) Under Dutch and U.S. GAAP the calculation of basic earnings per share is based only on common stock in issue. Diluted earnings per Elsevier Ordinary Share amounts, taking account of the effects of additional common shares that would be outstanding if dilutive potential shares had been issued, have not been disclosed because they are not materially different from the respective basic earnings per Elsevier Ordinary Share amounts under either Dutch or U.S. GAAP.

(5) The net income in 1995 includes Elsevier's share of the Reed Elsevier combined businesses' net gain on sale of certain consumer publishing businesses. Under U.S. GAAP, Elsevier's share of the net post tax gain was Dfl 443 million whereas under U.K. and Dutch GAAP, its share was a net post tax gain of Dfl 3 million, reflecting the differing accounting treatment of intangible assets and goodwill. Basic earnings per Elsevier Ordinary Share under U.S. GAAP includes Dfl 0.63 in respect of such gain on sale.

(6) The net income in 1997 includes Elsevier's share of the Reed Elsevier Combined Businesses exceptional items, the most significant of which relate to the Reed Travel Group provision for customer compensation and related expenses and reorganization costs and the non-cash writedown of Reed Travel Group intangible assets. Basic earnings per Elsevier Ordinary Share includes Dfl 0.89 (loss) and Dfl 1.05 (loss) under, respectively, U.K. and Dutch GAAP and U.S. GAAP in respect of these items; the loss under U.S. GAAP reflects the differing accounting treatment under U.S. GAAP of intangible assets and goodwill.

Exchange Rates

      The following table sets forth, for the periods and dates indicated, certain information for pounds sterling expressed in U.S. dollars per (pound)1.00. Noon Buying Rates have not been used in the preparation of the Reed Elsevier Combined Financial Statements or the Reed International financial statements. For a discussion of the impact of currency fluctuations on Reed Elsevier's combined results of operations and combined financial position, see "Management's Discussion and Analysis of Financial Condition and Result of Operations o Reed Elsevier".

                           U.S. dollar per (pound)1.00


                                                 Period
                                ----------------------------------------
Year ended December 31,          End     Average(1)     High        Low
----------------------          -----    ---------      ----        ----


1993 ..........................  1.48        1.50       1.59        1.42
1994 ..........................  1.56        1.53       1.64        1.46
1995 ..........................  1.55        1.60       1.67        1.55
1996 ..........................  1.71        1.56       1.71        1.49
1997 ..........................  1.64        1.64       1.70        1.58
1998 (through March 11, 1998) .  1.67        1.64       1.67        1.61


(1) The average of the Noon Buying Rates on the last day of each month during the relevant period.

      The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for Dutch guilders expressed in U.S. dollars per Dutch guilder. Noon Buying Rates have not been used by Elsevier in the preparation of its financial statements included in this Annual Report.
                            U.S. dollars per Dfl 1.00

                                                 Period

                               -----------------------------------------
Year ended December 31,          End     Average(1)     High        Low
----------------------          -----    ---------      ----       -----
1993 ..........................  0.51        0.54       0.57        0.51
1994 ..........................  0.58        0.55       0.60        0.51
1995 ..........................  0.62        0.62       0.66        0.57
1996 ..........................  0.58        0.59       0.62        0.57
1997 ..........................  0.49        0.51       0.58        0.47
1998 (through March 11, 1998) .  0.49        0.49       0.50        0.48


(1) The average of the Noon Buying Rates on the last day of each month during the relevant period.

Dividends

      The following table sets forth, for the periods indicated, a summary of the dividends paid per Reed International Ordinary Share. Dividends per Reed International Ordinary Share have been calculated to give effect to the two for one share subdivision in respect of Reed International Ordinary Shares which became effective on May 2, 1997. For the convenience of the reader the pence amounts have been translated at the Noon Buying Rate prevailing at each payment date.

                                              Year ended December 31,
                                        -----------------------------------
                                        1993   1994   1995    1996     1997
                                        ----   ----   ----   ------   -----
Interim-pence .......................   3.00   3.35   3.75    4.125     4.4
Interim -$ ..........................   0.04   0.05   0.06     0.06    0.07
Final (1997 Second interim)-pence ...   6.37   7.40   8.50    9.475    10.2
Final (1997 Second interim)-$ .......   0.09   0.12   0.13     0.15    0.17(1)

      The following table sets forth, for the periods indicated, a summary of the dividends paid per Elsevier Ordinary Share. Dividends per Elsevier Ordinary Share amounts for all periods have been calculated to give effect to the ten for one share subdivision in respect of Elsevier Ordinary Shares, which became effective on October 5, 1994. For the convenience of the reader the Dutch guilder amounts have been translated at the Noon Buying Rate prevailing at each payment date.

                                              Year ended December 31,
                                        ----------------------------------
                                        1993   1994   1995   1996    1997
                                        ----   ----   ----   ----    ----
Interim-Dfl .........................   0.17   0.18   0.18   0.20    0.29
Interim-$ ...........................   0.09   0.10   0.11   0.12    0.15
Final (1997 Second interim)-Dfl .....   0.35   0.37   0.41   0.56    0.66
Final (1997 Second interim)-$ .......   0.18   0.23   0.24   0.29    0.32(1)


(1) The second interim dividend for the year ended December 31, 1997 is payable on May 1, 1998 (May 8, 1998 to holders of Reed International and Elsevier ADSs). The rate prevailing at the payment date has yet to be determined; the rate used is the Noon Buying Rate on March 11, 1998.

       ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS
                                  REED ELSEVIER

      The following discussion is based on the combined financial information which has been prepared in accordance with U.K. and Dutch GAAP, and which differs in some respects from U.S. GAAP. These differences are set out in note 29 to the audited Combined Financial Statements included in this Annual Report. The following combined financial information of Reed Elsevier should be read in conjunction with, and is qualified by reference to the audited combined financial information of Reed Elsevier for the years ended December 31, 1997, December 31, 1996 and December 31, 1995 set forth in the Combined Financial Statements included in this Annual Report. Unless otherwise stated, identified amounts relate to the total results of the Reed Elsevier combined businesses, including the results of discontinued operations.

General

      Reed Elsevier derives its net sales principally from subscription sales, circulation and copy sales, advertising sales and exhibition fees. In the year ended December 31, 1997, subscriptions comprised 32% of net sales of the continuing businesses, circulation and copy sales comprised 24%, advertising sales comprised 24%, exhibitions comprised 9% and the other net sales comprised 11%. Subscription sales are defined as net sales derived from the periodic distribution or update of a product which is usually prepaid, while circulation and copy sales include all other net sales from the distribution of a product, usually on cash or credit terms. The level of publishing-related advertising sales has historically been tied closely to the economic cycle with changes in the profit performance of advertisers, business confidence and other economic factors having a high correlation with changes in the size of the market. Subscription sales and circulation and copy sales have tended to be more stable than advertising sales through economic cycles.

      Reed Elsevier's principal geographic markets are North America, the United Kingdom and the Netherlands. In the year ended December 31, 1997, these geographic markets accounted for 74% of total net sales from continuing operations. Net sales from continuing operations to each of the geographic markets have remained relatively steady in each of the years ended December 31, 1997, December 31, 1996 and December 31, 1995. The largest geographic market is North America, where the proportion of net sales from continuing operations over these periods has remained at 52%. Net sales to the United Kingdom accounted for 15% of net sales from continuing operations, with net sales from continuing operations to the Netherlands at 7%. The other geographic markets comprise the rest of continental Europe, accounting for 14% of net sales from continuing operations in each of the years ended December 31, 1997, December 31, 1996 and December 31, 1995, and Asia/Pacific, which accounted for the remaining 12% of net sales from continuing operations.

      The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The two most significant cost items for Reed Elsevier as a whole are labor costs and paper and printing costs. Labor costs include all employment costs of employees as well as of temporary or contracted staff. In the years ended December 31, 1997, December 31, 1996 and December 31, 1995, labor costs represented 38%, 36% and 35%, respectively, of Reed Elsevier's total costs and paper and printing costs represented 14%, 15% and 16%, respectively, of total costs.

      Reed Elsevier's businesses perform according to a seasonal pattern, with operating income before exceptional items being slightly higher in the first half of the year, principally reflecting exhibition and business magazine publishing schedules, before taking into account the timing of development activities. The seasonality will therefore vary from year to year. In the three years ended December 31, 1997, December 31, 1996 and December 31, 1995, operating income before exceptional items was slightly higher in the first half of the year, being 51%, 52% and 51% respectively of the operating income before exceptional items for each full year, after adjusting for acquisitions.

      Reed Elsevier's operating income during each of the three years ended December 31, 1997 included net pension credits of (pound)1 million in 1997, (pound)7 million in 1996 and (pound)6 million in 1995, arising almost entirely from an actuarial surplus in its main U.K. pension plan. These net credits were calculated in accordance with U.K. accounting standard SSAP 24, which governs the amortization of such actuarial surpluses. The pension credit is allocated to the continuing operations segments of Reed Elsevier in proportion to the pensionable remuneration of the U.K. pension plan participants each segment employs. See note 26 to the audited Reed Elsevier Combined Financial Statements for further details and note 29 for the difference between accounting for pension costs under the rules set out in SSAP 24 and under U.S. GAAP.

      In previous years, "headline" figures have been presented which were calculated in accordance with the recommendations of the Institute for Investment Management and Research which excluded certain abnormal non trading items. In order to provide a more meaningful measure of underlying performance, "adjusted" figures are now presented which exclude all exceptional items. There is no difference between the headline and adjusted bases in the comparative period. A reconciliation of figures reported under FRS 3 to the adjusted figures for each of the three years in the period ended December 31, 1997, is set out in note 6 to the audited Reed Elsevier Combined Financial Statements included in this Annual Report. As discussed in note 29 to the audited Reed Elsevier Combined Financial Statements, U.S. GAAP does not permit the presentation of other income measures.

Year 2000 Compliance Program

      Reed Elsevier has placed the highest priority on its Year 2000 compliance program. This is designed to ensure that its computer operations, business processes and products are compliant in good time for the millennium date change. It also addresses the interaction of the business with the systems of suppliers and customers. The scope of the program has been agreed with all the business units, each of which has already identified the issues associated with Year 2000 compliance, including the software and systems that will need to be upgraded or replaced. Each business unit has established a project team to undertake the remediation work and the Reed Elsevier Technology Group, reporting to the Reed Elsevier Executive Committee, is co-ordinating the process at a group level.

      Reed Elsevier expects to complete the major part of its Year 2000 remediation work by the end of 1998. This will provide reasonable time in which to test and stabilise the upgraded computers and systems. In order to ensure that the programme remains on schedule, progress is closely monitored by the Reed Elsevier Executive Committee.

      The total costs of the compliance programme prior to the Year 2000 are estimated to be in the order of (pound)75 million. Costs incurred in 1997 amounted to (pound)11 million. The compliance costs are expensed as incurred and identified separately as an exceptional item. New systems and software will be capitalized and amortized in accordance with Reed Elsevier's accounting policies. These figures are based on the current status of the program and may be subject to change.

Effect of Currency Translation

      The Combined Financial Statements are herein expressed in pounds sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures are the U.S. dollar and the Dutch guilder, both of which generally reflect Reed Elsevier's business exposure to the United States and the Netherlands, its most important markets outside the United Kingdom. To help protect Reed International's and Elsevier's shareholders' equity from the effect of currency movements, Reed Elsevier will, if deemed appropriate, hedge the foreign exchange translation exposure by borrowing in those currencies where significant translation exposure exists or by selling forward surplus cash flow into one of the shareholders' currencies. Hedging of foreign exchange translation exposure is undertaken only by the centralized treasury departments and under policies agreed by the Audit Committees of Reed International and Elsevier. Borrowing in the operational currency of individual businesses provides a structural hedge for the assets in those markets and for the income realized from those assets. The currencies of Reed Elsevier's borrowings, therefore, reflect two key objectives, namely to minimize funding costs and to hedge currencies where it has significant business exposure.

      The currency profile of Reed Elsevier's adjusted income before taxes and minority interests for the year ended December 31, 1997, taking account of the currencies of the interest on its borrowings and cash over that period, is set forth below:

    Adjusted income before taxes and minority interests in each currency as a percentage of total adjusted income before taxes and minority interests


                  Pounds       U.S.       Dutch
                 Sterling    Dollars     Guilders     Other       Total
                 --------    -------     --------     -----       -----
                    35%        38%         16%         11%         100%
                 ========    =======     ========     =====       =====

      Currency translation differences reduced Reed Elsevier's net sales by (pound)232 million and operating income before exceptional items by (pound)66 million in the year ended December 31, 1997 compared to the year ended December 31, 1996.

      Individual businesses within Reed Elsevier plc and ERF are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their net sales and operating costs, to the extent that such net sales and costs are not denominated in their operating currencies. These businesses typically hedge their foreign exchange transaction exposures in order to minimize any currency mismatch between net sales and costs. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses and may be executed internally or externally. Individual businesses are encouraged to hedge their exposures internally at market rates with the centralized treasury department within ERF. To minimize hedging costs, these exposures are matched whenever possible with offsetting exposures existing in other individual businesses. For example, a substantial portion of Elsevier Science's subscription sales are denominated in U.S. dollars. At the time its annual subscription prices are set, substantially all of its U.S. dollar receipts are sold forward to ERF, fixing the value of the U.S. dollar-denominated revenues into guilders or sterling, the two principal operating currencies of Elsevier Science. The U.S. dollar receipts are then resold on market terms to other individual businesses within Reed Elsevier, requiring U.S. dollars to hedge their own exposures. When opportunities for such matching of exposures internally do not exist, exposures may instead be hedged externally with third parties. See note 19 to the audited Combined Financial Statements.
      Individual businesses report their treasury activities periodically to the centralized treasury departments. The centralized treasury departments report their activities quarterly to committees of the Boards of Reed International and Elsevier. Both the individual businesses and the centralized treasury departments are subject to periodic reviews by internal and external auditors to confirm adherence to hedging policies and completeness and accuracy of reporting.



                                                        Net Sales
                                                 Year Ended December 31,
                            -----------------------------------------------------------------------
                               1995         1996                          1997
                            ----------   ----------     % change       ----------     % change
                            (pound)      (pound)     Actual  Constant  (pound)     Actual  Constant
                            million  %   million  %   rates  rates(1)  million  %   rates  rates(2)
                            ------- --   ------- --  ------  --------  ------- --  ------  --------
Business Segment(3)
Scientific ...............    532   15     553   16      4      6        571   17     3     15
Professional .............    914   25   1,037   31     13     13      1,076   32     4     10
Business .................  1,278   35   1,307   39      2      2      1,340   39     3     10
Consumer .................     81    2      78    2                       75    2
                            ------ ---   ------ ---  ------  -------  ------- ---  ------  ---
Continuing Operations ....  2,805   77   2,975   88      6      6      3,062   90     3     11
Discontinued Operations(4)    844   23     406   12                      355   10
                            ------ ---   ------ ---  ------  -------  ------- ---  ------  ---
Total ....................  3,649  100   3,381  100    (7)    (7)      3,417  100     1      8
                            ====== ===   ====== ===  ======  =======  ======= ===  ======  ===


                                       Operating Income Before Exceptional Items(5)
                                                   Year Ended December 31,
                            -----------------------------------------------------------------------
                               1995         1996                          1997
                            ----------   ----------     % change       ----------     % change
                            (pound)      (pound)     Actual  Constant  (pound)     Actual  Constant
                            million  %   million  %   rates  rates(1)  million  %   rates  rates(2)
                            ------- --   ------- --  ------  --------  ------- --  ------  --------
Business Segment(3)
Scientific ...............   211    26    231    27      9      11      230    26     --      11
Professional .............   223    27    268    31     20      19      296    34     10      17
Business .................   266    32    288    34      8       8      286    32     (1)      7
Consumer .................     2    --      5     1                       7     1
                            ----   ---   ----   ---   ------   -----   ----   ---   -----   ----
Continuing Operations ....   702    85    792    93     13      13      819    93      3      12
Discontinued Operations(4)   126    15     64     7                      66     7
                            ----   ---   ----   ---   ------   -----   ----   ---   -----   ----
Total ....................   828   100    856   100      3       4      885   100      3      11
                            ====   ===   ====   ===   ======   =====   ====   ===   =====   ====


(1) Represents percentage change over 1995 at constant rates of exchange, which have been calculated using the average exchange rates for 1995.

(2) Represents percentage change over 1996 at constant rates of exchange, which have been calculated using the average exchange rates for 1996.

(3) During 1997 Reed Elsevier's business to business publishing activities were reorganized into three geographically focused groups, Cahners Business Information, Reed Business Information and Elsevier Business Information, serving North America, the United Kingdom and Continental Europe respectively. As a result certain operations have been transferred between the reporting segments. On the sale of IPC Magazines in January 1998 the New Scientist title was retained and has been recategorized in the Business segment. Comparative figures have been restated accordingly.

(4) Discontinued operations, under U.K. and Dutch GAAP, relate wholly to the Consumer segment and comprise the consumer publishing businesses divested in 1995, IPC Magazines, excluding New Scientist, and certain operations of Reed Books, which have been divested by the date of approval of this Annual Report.

(5) Exceptional items are significant items within Reed Elsevier's ordinary activities which under U.K. and Dutch GAAP are required to be disclosed separately due to their nature, size or infrequency. Exceptional items before tax totalled (pound)477 million (loss) in the year ended December 31, 1997, (pound)1 million (profit) in the year ended December 31, 1996 and (pound)13 million (profit) in the year ended December 31, 1995. See note 5 to the audited Combined Financial Statements for a further description of these items.

Results of Operations for the Year Ended December 31, 1997
Compared to the Year Ended December 31, 1996

      General. Total net sales increased by 1% to (pound)3,417 million in 1997, compared to (pound)3,381 million in 1996. Excluding the consumer publishing divestments, net sales of the continuing businesses increased by 3% in 1997. Currency translation differences had a material impact in 1997, reducing net sales from the continuing businesses by (pound)230 million. At constant rates of exchange, net sales of the continuing businesses increased by 11% in 1997. Net sales of businesses acquired by Reed Elsevier during 1997, the most significant of which were MDL Information Systems Inc. and Chilton Business Group, contributed (pound)160 million to the increase and the full year effect of acquisitions made during 1996 contributed a further (pound)27 million at constant exchange rates. The impact of acquisitions in both years was offset in part by a reduction in net sales as a result of certain minor non-core disposals. Excluding these factors, the percentage increase in net sales from the continuing businesses at constant exchange rates was 6%.

      In 1997, 24% of the continuing businesses' net sales was derived from advertising, the same percentage as in 1996, although in absolute terms advertising sales increased by 4% in 1997 over 1996 to (pound)737 million. Net sales from circulation and copy sales for the continuing businesses were (pound)741 million in 1997 as compared with (pound)732 million in 1996. Circulation and copy sales represented 24% of net sales from continuing businesses in 1997, as in 1996. Subscription sales for the continuing businesses increased by 4% to (pound)977 million in 1997, as compared with (pound)943 million in 1996, and accounted for 32% of net sales for continuing businesses for 1997 and for 1996. The most significant component of the balance was exhibitions which accounted for 9% of net sales for continuing businesses in 1997, compared with 8% in 1996. Exhibitions generated net sales of (pound)261 million in 1997 compared with (pound)247 million in 1996.

      Total operating income before exceptional items increased by 3% to (pound)885 million in 1997, compared to (pound)856 million in 1996. Excluding the consumer publishing divestments, operating income before exceptional items also increased by 3%. Significant strengthening of sterling against Reed Elsevier's other principal operating currencies, including in particular the U.S. dollar and Dutch guilder, reduced operating income in 1997 by (pound)66 million for the full year against 1996. At constant rates of exchange, operating income before exceptional items for the continuing businesses increased by 12% in 1997. Operating income of businesses acquired during 1997 contributed (pound)34 million at constant rates of exchange to the increase.

      Operating margin before exceptional items in 1997 increased by 0.6 percentage points over 1996 to 25.9%. For the continuing businesses, operating margin before exceptional items was 26.7%, an increase of 0.1 percentage points over 1996.

      The results for 1997 included net exceptional charges of (pound)477 million, comprising the estimated cost of the program to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganization costs ((pound)230 million), the non-cash write down of intangible asset values in respect of the Reed Travel Group ((pound)250 million), acquisition related restructuring costs ((pound)11 million), 1997 costs of the Year 2000 compliance program ((pound)11 million), net profit on the sale of certain businesses ((pound)28 million) and costs incurred in respect of the proposed merger, now abandoned, with Wolters Kluwer ((pound)3 million). The net tax credit thereon amounted to (pound)76 million. Further details are set out in note 5 to the audited Combined Financial Statements included in this Annual Report. The results for 1996 included exceptional items of (pound)1 million, comprising the net exceptional profit arising from the disposal of surplus property interests, on which no tax was payable.

      Operating income was (pound)408 million in 1997, compared to (pound)857 million in 1996, a reduction of (pound)449 million reflecting the inclusion of the exceptional items. Net interest expense increased to (pound)62 million in 1997, compared to (pound)51 million in 1996. This reflected the impact of an increased level of acquisition spending during 1997 compared to 1996 in part offset by a strong free cash flow and net exceptional receipts of (pound)54 million. The net interest expense also reflects the interest yield differentials between short term cash investments and long term fixed rate borrowings. Net interest cover, the number of times that operating profit before interest and exceptional items covers net interest expense, was 14 times in 1997, which compared to 17 times in 1996.

      Income before taxes and minority interests was (pound)346 million in 1997 as compared with (pound)806 million in 1996. On an adjusted basis, excluding the effect of exceptional items, income before taxes and minority interests was (pound)823 million in 1997, compared to (pound)805 million in 1996, an increase of (pound)18 million or 2%. The exclusions from FRS 3 profit to calculate the adjusted figures were the net exceptional pre-tax charges of, in 1997, (pound)477 million (loss) and in 1996, (pound)1 million (profit). The significant strengthening of sterling reduced adjusted income before taxes and minority interests by (pound)66 million. At constant exchange rates adjusted income before taxes and minority interests was (pound)886 million in 1997, an increase of (pound)81 million or 10%.

      The effective tax charge for Reed Elsevier in 1997 was 39.9% compared to 24.9% in 1996, reflecting the impact of the exceptional items in 1997. Excluding exceptional items the underlying rate was 26.0% compared to 25.0% in 1996. This rate is lower than the standard rates in Reed Elsevier's major operating territories due mainly to the tax amortization of acquired intangible assets (predominantly in the United States) and beneficial features of the Reed Elsevier legal structure. The increase of 1.0 percentage points in the underlying tax rate largely reflects the impact of incremental earnings taxed at the standard rates.

      Net income of Reed Elsevier for 1997 was (pound)207 million, compared to (pound)604 million in 1996, a reduction of (pound)397 million. Adjusted net income excluding exceptional items was (pound)608 million in 1997, compared to (pound)603 million in 1996, which represents an increase of (pound)5 million or 1%. At constant exchange rates the increase in adjusted net income was 9%.

      Scientific. Net sales for the Scientific segment were (pound)571 million in 1997, an increase of (pound)18 million or 3% compared to 1996. Currency translation differences reduced net sales by (pound)63 million, giving an increase in net sales over 1996 for the Scientific segment of 15% at constant exchange rates. Net sales from acquisitions made during 1997, principally MDL Information Systems Inc. ("MDL"), a provider of scientific information management systems in the life science and chemical industries, contributed (pound)40 million to the net sales increase at constant exchange rates. Excluding 1997 acquisitions and the disposal of several medical titles in 1996, the increase in net sales over 1996 was 8% at constant rates of exchange.

      Operating income before exceptional items for the Scientific segment declined by (pound)1 million to (pound)230 million in 1997. Excluding currency translation differences, which reduced operating income by (pound)27 million, the increase in operating income over 1996 for the Scientific segment was 11%.

      Operating income before exceptional items for scientific publishing increased by 12% at constant exchange rates in 1997, driven by strong journal sales, with subscription renewals remaining over 95%, and the acquisition of MDL. Excluding the impact of acquiring the lower margin MDL business operating margin was maintained, whilst further investment was made in pursuing Elsevier Science's electronic strategy, with an increased level of product innovation, further development of electronic distribution channels and increased investment in the operational infrastructure to support these initiatives.

      Operating income before exceptional items for medical publishing grew by 9% in 1997 at constant rates of exchange, with particularly good contributions from Excerpta Medica and The Lancet. Acquisitions made by Editions Scientifiques et Medicales Elsevier and of Bugamor, a medical communications business based in the Netherlands, contributed to this result.

      Professional. Net sales for the Professional segment were (pound)1,076 million in 1997, an increase of (pound)39 million or 4% compared to 1996. Currency translation differences reduced net sales by (pound)65 million. At constant rates of exchange the increase in net sales over 1996 for the Professional segment was 10%. Net sales from acquisitions made during 1997, principally the legal titles acquired from the Thomson Corporation, contributed (pound)28 million to the net sales increase at constant rates. Excluding 1997 acquisitions and the full year effect of the Tolley acquisition in 1996, the increase in net sales was 7% at constant exchange rates.

      Operating income before exceptional items for the Professional segment increased by (pound)28 million or 10% to (pound)296 million in 1997, compared to (pound)268 million in 1996. Excluding currency translation differences, which reduced operating income by (pound)17 million, the increase in operating income before exceptional items over 1996 for the Professional segment was 17%. Excluding acquisitions, the increase in operating income before exceptional items was 8% at constant exchange rates.

      In legal publishing, the increase in operating income before exceptional items in 1997 was 20% at constant rates of exchange, driven by a strong performance by the U.K. business, the full year effect of the Tolley acquisition and the impact of acquisitions made by Editions du Juris-Classeur in France. Excluding acquisitions, the increase in operating income before exceptional items was 13% at constant exchange rates.

      Operating income before exceptional items at LEXIS-NEXIS grew by 19% at constant exchange rates in 1997, including the full year effect of the 1996 investment in the Shepard's joint venture and the acquisition in 1997 of a number of titles acquired from the Thomson Corporation. Excluding acquisitions, the increase in operating income before exceptional items was 7% driven by strong revenue growth and efficiency improvements at Martindale-Hubbell, LEXIS Law Publishing and in the online business, offset in part by an increased level of product and infrastructure investment, data development and customer service improvements.

      Reed Educational & Professional Publishing reported a 5% decline in its operating income before exceptional items in 1997 at constant exchange rates, with strong revenue driven growth from the core businesses of Heinemann Educational, Ginn and Rigby U.S. offset by one-off costs and weak market conditions that impacted Butterworth-Heinemann and Heinemann English Language Teaching, which was sold in December 1997. The educational activities in the Netherlands performed well in 1997 in favorable market conditions and increased its operating income before exceptional items by 45% at constant exchange rates.

      Business. Net sales for the Business segment were (pound)1,340 million in 1997, an increase of (pound)33 million or 3% compared to 1996. Currency translation differences reduced net sales by (pound)102 million, resulting in an increase in net sales over 1996 for the Business segment of 10% at constant exchange rates. Net sales from acquisitions made during 1997, principally the Chilton Business Group in the United States and Colofon in the Netherlands, contributed (pound)92 million to the net sales increase at constant rates. Excluding acquisitions and the impact of a number of non-core disposals, the increase in net sales was 5% at constant exchange rates.

      Operating income before exceptional items for the Business segment declined by (pound)2 million to (pound)286 million in 1997, compared to (pound)288 million in 1996. Excluding currency translation differences, which reduced operating income before exceptional items by (pound)21 million, the increase in operating income before exceptional items over 1996 for the Business segment was 7%. Before acquisitions, the impact of a number of non-core disposals and the continued decline in travel publishing sales and further investment in that business, operating income before exceptional items increased by 11% at constant exchange rates.

      Exhibitions reported a 12% increase in operating income before exceptional items in 1997 at constant exchange rates, driven by strong growth from annual shows in North America, the United Kingdom and Japan. The impact of several major non-annual shows not reporting in 1997 was offset by good growth from new launches and acquisitions in the travel and entertainment markets.

      In U.S. business magazine publishing, Cahners Business Information increased its operating income before exceptional items by 14% in 1997 at constant exchange rates, including a first time contribution from Chilton. The impact of strong underlying revenue growth, particularly in the Entertainment and Electronic markets, lower paper prices and control of overhead costs was constrained by weakness in the Food Services & Processing and Publishing markets and further investment in print and electronic products, and in editorial, production and sales infrastructures.

      In U.K. business magazine publishing, Reed Business Information increased its operating income before exceptional items by 17% in 1997 at constant exchange rates. Excluding the impact of several minor acquisitions and non-core disposals, operating income before exceptional items increased by 10%, reflecting strong advertising revenue growth across its leading titles. Recruitment advertising, in particular, remained buoyant in favorable market conditions. This was achieved whilst higher levels of investment were made in new electronic services.

      In continental Europe business magazine publishing, Elsevier Business Information increased its operating income before exceptional items by 43% in 1997 at constant exchange rates, driven by the acquisition of Colofon at the start of 1997 and several minor acquisitions during the second half of the year. Excluding acquisitions, growth in operating income before exceptional items remained strong at 13%, reflecting good revenue growth in the Netherlands, further efficiency improvements and the continued control of overhead costs.

      In travel publishing, excluding Utell, operating income for 1997 fell by 19% at constant exchange rates before exceptional items. This reflected a continued decline of hard copy revenue, with growth in electronic product sales unable to make up the shortfall, in addition to an increased level of investment in the business. During 1997, Reed Travel Group ("RTG") announced a recompense plan for advertisers affected by irregularities in circulation claims in certain of its publications. A provision of (pound)230 million, less tax relief of approximately (pound)87 million, in respect of this and related expenses and reorganization costs has been made. Taking into account the prospective trading performance of the RTG businesses, a non-cash write down of the related intangible asset values totalling (pound)250 million was also made in 1997. The provision and the write down were shown as exceptional items charged to operating income. In December 1997, Utell, the hotel reservation business, merged with Anasazi Inc., a leading supplier of technology and marketing services to the hospitality industry, to form REZsolutions Inc. in which Reed Elsevier has a 67% non controlling interest.

      Consumer--Continuing operations. Net sales for the continuing Consumer segment were (pound)75 million in 1997, a reduction of (pound)3 million compared to 1996. Operating income before exceptional items for the continuing Consumer segment increased by (pound)2 million to (pound)7 million in 1997, compared to (pound)5 million in 1996. Currency translation differences had no material impact on net sales or operating income before exceptional items.

      Consumer--Discontinued operations. Net sales for the discontinued operations were (pound)355 million in 1997, a reduction of (pound)51 million compared to 1996, reflecting the timing of disposals of activities within Reed Books during 1997. Currency translation differences reduced net sales by (pound)2 million. Operating income before exceptional items for the discontinued operations increased by (pound)2 million to (pound)66 million in 1997, compared to (pound)64 million in 1996. The increase in operating income before exceptional items reflects growth from IPC Magazines, which was sold in January 1998, less the contribution lost from disposals during 1997 at Reed Books. Currency translation differences had no material impact on operating income before exceptional items. In consumer magazine publishing, IPC Magazines increased its operating income before exceptional items by 10% in 1997 at constant exchange rates, driven by a combination of growth in revenue and tight control of costs.

Results of Operations for the Year Ended December 31, 1996
Compared to the Year Ended December 31, 1995

      General. As a result of the divestment in 1995 of the majority of consumer publishing businesses, total net sales fell by 7% to (pound)3,381 million in 1996, compared to (pound)3,649 million in 1995. Excluding the consumer publishing divestments, net sales of the continuing businesses increased by 6% in 1996. Net sales of businesses acquired by Reed Elsevier during 1996 contributed (pound)18 million to the increase and the full year effect of acquisitions made during 1995 contributed a further (pound)17 million. The impact of acquisitions in both years was offset by a reduction in net sales as a result of certain minor non-core disposals. Currency translation differences had no material impact on total net sales.

      In 1996, 24% of the continuing businesses' net sales was derived from advertising, compared to 25% in 1995 for the continuing businesses, although in absolute terms advertising sales increased by 2% in 1996 over 1995 to (pound)707 million. Net sales from circulation and copy sales were (pound)732 million in 1996 as compared with (pound)648 million for the continuing businesses in 1995. Circulation and copy sales represented 24% of net sales from continuing businesses in 1996. Subscription sales increased by 6% to (pound)943 million in 1996, as compared with (pound)893 million for the continuing businesses in 1995, and accounted for 32% of the continuing businesses' net sales for the year. The most significant component of the balance was exhibitions which accounted for 8% of total net sales in 1996. Exhibitions generated net sales of (pound)247 million in 1996 compared with (pound)245 million in 1995.

      Total operating income before exceptional items increased by 3% to (pound)856 million in 1996, compared to (pound)828 million in 1995. Excluding the consumer publishing divestments, operating income before exceptional items of the continuing businesses increased by 13% in 1996. Operating income of businesses acquired and interests acquired in associated undertakings during 1996 contributed (pound)3 million to the increase, which, together with the full year effect of acquisitions made during 1995, was offset by a reduction in operating income as a result of currency translation differences and certain minor non-core disposals. Significant strengthening of sterling against the U.S. dollar and Dutch guilder in the second half of 1996 reversed currency translation gains reported in the first half and reduced operating income by (pound)3 million for the full year against 1995.

      Operating margin in 1996 increased by 2.6 percentage points over 1995 to 25.3%, partly due to the disposal of the lower margin consumer businesses. For the continuing operations, operating margin improved by 1.6 percentage points.

      The results for 1996 included exceptional items of (pound)1 million, comprising the net exceptional profit arising from the disposal of surplus property interests, on which no tax is payable. The results for 1995 included exceptional items of (pound)13 million, comprising the profit and loss on the completed sales of the consumer publishing businesses of (pound)381 million (before taxation of (pound)11 million) and provision for losses on the intended sale of businesses of (pound)368 million.

      Operating income was (pound)857 million in 1996, compared to (pound)841 million in 1995, an increase of (pound)16 million or 2%. Net interest expense reduced to (pound)51 million in 1996, compared to (pound)105 million in 1995. This reflected a strong free cash flow, the receipt of exceptional divestment proceeds from consumer publishing businesses sold in 1995 and realisation in 1996 of other non-core businesses and surplus properties.

      Income before taxes and minority interests was, therefore, (pound)806 million in 1996 as compared with (pound)736 million in 1995, a 10% increase. However, part of this increase was due to exceptional items, and, on an adjusted basis, income before taxes and minority interests was (pound)805 million in 1996, compared to (pound)723 million in 1995, an increase of (pound)82 million or 11%. The exclusions from FRS 3 profit to calculate the adjusted figures were, in 1996, the net exceptional profit arising from the divestment of surplus properties, and, in 1995, the net profit on the completed sales of the consumer publishing businesses and provisions for losses on the intended sale of the consumer books publishing business and other non-core businesses.

      The effective tax charge for Reed Elsevier in 1996 was 24.9%, compared to 24.6% in 1995. Excluding Elsevier's entitlement to a tax credit, under the U.K. imputation system, from a dividend paid to it by Reed Elsevier plc and the exceptional items in both years, the underlying tax rate for 1996 was 25.3% compared to 24.2% in 1995. This rate is lower than the standard rates in Reed Elsevier's major operating territories due mainly to the tax amortization of acquired intangible assets (predominantly in the United States) and beneficial features of the Reed Elsevier legal structure. The increase of 1.1 percentage points in the underlying tax rate largely reflects the impact of incremental earnings being taxed at the standard rates of taxation in Reed Elsevier's operating territories.

      Net income of Reed Elsevier for 1996 was (pound)604 million, compared to (pound)554 million in 1995, an increase of (pound)50 million or 9%. Adjusted net income was (pound)603 million in 1996, compared to (pound)552 million in 1995, which represents an increase of (pound)51 million or 9%.

      Scientific. Net sales for the Scientific segment were (pound)553 million in 1996, an increase of (pound)21 million or 4% compared to 1995. Currency translation differences reduced net sales by (pound)9 million. At constant rates of exchange, an increase in net sales of 8% from scientific publishing was partially offset by a reduction in net sales from medical publishing, primarily due to the disposal of certain non-core medical titles. Excluding these disposals, net sales in 1996 increased by (pound)35 million or 7% over 1995 at constant rates of exchange.

      Operating income for the Scientific segment increased by 9% to (pound)231 million in 1996, compared to (pound)211 million in 1995. Excluding currency translation differences, which reduced operating income by (pound)5 million, and the medical title disposals, the increase in operating income was 11%.

      Operating income for scientific publishing grew by 12% at constant rates of exchange. Journal subscription net sales remained strong, with subscription renewal rates remaining over 95%, while the take up of electronic products, although still modest, was encouraging. Operating margins continued to improve, driven by control of costs and further operational efficiencies, despite further investment in the operational infrastructure as Elsevier Science develops its electronic publishing activities.

      Operating income for medical publishing grew by 26% at constant rates of exchange, in large part reflecting the management action taken over the past two years to refocus the business on its strong market niches. This included the disposal of 13 non-core journals in the United States. Excerpta Medica reported particularly good growth in the United States and the United Kingdom, while Editions Scientifiques et Medicales Elsevier in France benefited from the 1995 restructuring of its sales force and several new launches.

      Professional. Net sales for the Professional segment were (pound)1,037 million in 1996, an increase of (pound)123 million or 13% compared to 1995. Net sales from acquisitions made during 1996, principally Tolley, the U.K. legal and tax publisher, contributed (pound)12 million to the net sales increase, while currency translation differences added a further (pound)8 million. Excluding both these factors, the full year effect of acquisitions in 1995 and disposals in 1995, the increase in net sales was 10%. From January 1, 1997, the
Professional segment excludes the bibliographic businesses which were transferred to the Business segment. The remaining Reed Reference businesses, primarily Martindale-Hubbell, were integrated into LEXIS-NEXIS. Numbers have been restated to reflect these movements.

      Operating income for the Professional segment increased by 20% in 1996 to (pound)268 million, compared to (pound)223 million in 1995. Currency translation differences increased operating income by (pound)2 million. Acquisitions in the Professional segment in 1996 contributed a further (pound)2 million to the increase in operating income, including one months contribution from Shepard's, a joint venture with The Times Mirror Company. The net gain in 1996 from currency translation differences and acquisitions was matched by disposal gains in 1995.

      In legal publishing, the increase in operating income was 17% at constant rates of exchange, with net sales driving growth across all markets, reflecting the continued success of recent product launches, strong margin growth from Editions du Juris-Classeur and further improvement in profitability at Giuffre. Excluding the acquisition during 1996 of Tolley, the full year effect of 1995 acquisitions, including the outstanding interest in the French legal publisher Litec, and the profit from the disposal of the Australian Tax List in 1995, the increase in net income was 19%.

      Operating income at LEXIS-NEXIS increased by 25% at constant rates of exchange in 1996, driven by strong growth in net sales across all markets, from both new and existing customers. Net sales increased by 10% at constant rates of exchange, with the online business market in particular, maintaining its rapid growth. Operating margin improved further, reflecting continued improvements to the cost structure and the benefits of further integration of activities. The acquisition, at the end of November 1996, of a 50% interest in Shepard's, made a small contribution to the increase in net income.

      At Reed Educational and Professional Publishing, operating income was up by 11% at constant rates of exchange in 1996. Despite flat market conditions in the United Kingdom, both Heinemann and Ginn reported growth at Primary level through their strong positions in the core curriculum areas. Heinemann also reported strong growth at Secondary level through new publishing for the National Curriculum. The tuition activities in the Netherlands and Belgium increased operating income by 14% at constant rates of exchange, helped by improving market conditions.

      Business. Net sales for the Business segment were (pound)1,307 million in 1996, an increase of (pound)29 million or 2% compared to 1995. The contribution to net sales from several minor acquisitions made during 1996 and the full year effect of acquisitions made during 1995 was offset by the impact of a number of non-core disposals, principally First Marketing Company in the United States. Currency translation differences had no material impact on net sales. From January 1, 1997, the Business segment includes bibliographic businesses which were formerly part of Reed Reference Publishing. Numbers have been restated to reflect the transfer.

      Operating income for the Business segment increased by 8% to (pound)288 million in 1996, compared to (pound)266 million in 1995. Strong growth from the magazine publishing businesses and exhibitions was partially offset by a continued decline in hard copy travel publishing sales. The reduction in operating income from non-core disposals was matched by gains from a number of minor acquisitions and non-recurring restructuring costs in travel publishing. Currency translation differences had no material impact on operating income.

      Exhibitions reported a 14% growth in operating income at constant rates of exchange in 1996, driven by strong underlying results in Europe and North America and the favorable impact of cycling in Asia Pacific. Strong growth from the MIDEM international events in France continued, but there was some weakness in the domestic shows in France and Belgium. Due to the timing of the acquisition in 1995 of the Australian exhibition operations of the Thomson
Corporation and of the 1996 additions, acquisitions had no material impact on net income.

      In U.S. business magazine publishing, Cahners Business Information increased operating income by 12% in 1996 at constant exchange rates, despite increased investment in online initiatives. The Entertainment, Electronics and Printing & Packaging groups performed particularly strongly, as did Books, whilst all groups benefited from reorganization of the organizational structure to focus on end markets.

      In U.K. business magazine publishing, operating income at Reed Business Publishing and Reed Information Services, which have now merged to form Reed Business Information, increased by 24%, driven by strong growth in advertising sales, most notably in recruitment. The benefit from several minor acquisitions was offset by the impact of non-core disposals.

      In continental Europe business magazine publishing, operating income for Elsevier Business Information, encompassing Misset and Bonaventura's businesses publications, increased by 15% in 1996, reflecting improved market conditions and recent product launches.

      RTG's operating income for 1996 fell by 9%, excluding the effect of disposals and 1995 restructuring costs, reflecting the shift in marketing budgets of airlines and hoteliers away from traditional agency and corporate distribution channels to `direct to customers' channels. Underlying net sales were down 1%, with good growth from Utell and electronic products at Reed Travel Publishing, unable to compensate for the continued decline in hard copy and transfer connection sales.

      Consumer-Continuing Operations. Net sales for the continuing Consumer segment were (pound)78 million in 1996, compared to (pound)81 million 1995. Net sales were down 4%, as the Reed Books publishing program was refocussed. Operating income for the continuing Consumer segment increased by (pound)3 million to (pound)5 million in 1996. Good growth from Reed Books, albeit from a very low 1995 base, was partially offset by a lower contribution from Book Club Associates, which suffered from intensified competition in its markets. Currency translation differences had no material impact on net sales or operating income.

      Consumer-Discontinued Operations. Net sales for the discontinued operations were (pound)406 million in 1996, compared to (pound)844 million in 1995, reflecting the impact of the consumer divestments in 1995. In consumer magazine publishing, IPC Magazines reported a 2% increase in net sales in 1996. Advertising sales increased by 6% with a greater improvement in the second half of the year, whilst circulation sales were generally flat. Currency translation differences reduced net sales by (pound)2 million. Operating income for the discontinued operations was (pound)64 million in 1996, compared to (pound)126 million in 1995. At IPC Magazines, operating income increased by 12% in 1996 driven by improving advertising conditions and the impact of a number of minor acquisitions and profits on disposal of titles.

Liquidity and Capital Resources

      Reed Elsevier's businesses require relatively low levels of investment in both working capital and tangible fixed assets. The net cash inflow from operating activities is normally more than adequate to cover Reed Elsevier's requirements to finance working capital and investments in tangible fixed assets. Reed Elsevier's combined net cash inflow from operating activities before exceptional items in the years ended December 31, 1997, 1996 and 1995 amounted to (pound)947 million, (pound)939 million and (pound)942 million, respectively. In each of these years, net cash inflow from operating activities before exceptional items for Reed Elsevier exceeded operating income before exceptional items. Net cash inflow from operating activities before exceptional items is stated after working capital movements and adjusting for non-cash items, but excludes payments to acquire tangible fixed assets, the proceeds from sales of investments and tangible and intangible fixed assets, non-operating exceptional items and payments against acquisition provisions.

      The receipt in advance of substantial subscription payments for scientific journals and exhibition fees results in financing which exceeds the requirements for Reed Elsevier's other businesses. The excess of financing amounted to (pound)141 million at December 31, 1997 and (pound)182 million at December 31, 1996. Expenditure on tangible fixed assets amounted to (pound)121 million, (pound)115 million and (pound)124 million in the years ended December 31, 1997, 1996 and 1995, respectively.

      During 1997, Reed Elsevier paid a total of (pound)726 million for acquisitions, including (pound)7 million deferred payments in respect of acquisitions made in prior years. The largest acquisitions in 1997 were the purchase of MDL Information Systems Inc., for $320 million ((pound)195 million) and Chilton Business Group for $447 million ((pound)273 million). All payments were financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Exceptional net inflows of (pound)54 million were received in 1997, comprising the net proceeds from the disposal of businesses offset by amounts paid in respect of acquisition integration costs, Year 2000 compliance, the Reed Travel Group recompense plans and the proposed merger, now abandoned, with Wolters Kluwer.

      During 1996, Reed Elsevier paid a total of (pound)316 million for acquisitions, including (pound)8 million deferred payments in respect of acquisitions made in prior years. The largest acquisitions in 1996 were the purchase of a 50% interest in Shepard's, a U.S. publisher of legal citations, and Tolley, a U.K. legal and tax publisher. All payments were financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Exceptional proceeds of (pound)335 million, after costs and other expenses, were received in 1996 relating to the final tranche of proceeds from the divestment in 1995 of the consumer publishing businesses. In addition during 1996 exceptional net proceeds of (pound)59 million and (pound)62 million were received from the sales of other non-core businesses and surplus property interests respectively.

      At December 31, 1997, Reed Elsevier had short term investments and cash of (pound)844 million. At such date, Reed Elsevier also had short term borrowings of (pound)785 million and long term borrowings of (pound)689 million. The short term investments and cash were held mainly in U.S. dollars, sterling and Dutch guilders while the short term borrowings were denominated mainly in U.S. dollars and sterling and the long term borrowings in U.S. dollars. The significant U.S. dollar borrowings are consistent with Reed Elsevier's policy of borrowing in those currencies where significant translation exposure exists and provide a structural hedge for the income realized from the U.S. businesses. Significant external borrowings by any of the entities within Reed Elsevier are generally guaranteed jointly and severally by Reed International and Elsevier. During 1997 a maturing $150 million Eurobond, $80 million of maturing privately placed medium term notes and (pound)7 million of loan stock were redeemed. During 1996, no new long term borrowings were issued and a maturing $125 million Eurobond was redeemed.

      Short term borrowings consist principally of $479 million ((pound)289 million) of short term notes issued under Reed Elsevier Inc.'s U.S. commercial paper program, which is supported by committed credit facilities. A further significant component as at December 31, 1997 was a short term bank loan of (pound)255 million which was repaid during January 1998. The balance of short term borrowings consists of short term notes issued under Elsevier SA's Eurocommercial paper program, bank borrowings and other loan stock. As of December 31, 1997, Reed Elsevier had available a committed multicurrency facility of $1 billion ((pound)603 million) with a remaining maturity in excess of 4 years, of which (pound)48 million was utilized.

      At December 31, 1997, Reed Elsevier plc's subsidiary, Reed Elsevier Inc., had the following long term borrowings, jointly and severally guaranteed by Reed International and Elsevier: $200 million ((pound)121 million) Eurobonds maturing in 1999, $20 million ((pound)12 million) of privately placed notes issued under Reed Elsevier Inc.'s U.S. medium term note program maturing in 1999, $100 million  ((pound)60  million)  privately  placed  notes  maturing in 2000,  $125 million ((pound)76 million) privately placed notes maturing in 2003 and $150 million ((pound)90 million) privately placed notes maturing in 2023. At December 31, 1997, Reed Elsevier plc's subsidiary, Reed Elsevier Capital Inc., had outstanding $150 million ((pound)90 million) of public notes maturing in 2000, $150 million ((pound)90 million) of public notes maturing in 2005 and $150 million ((pound)90 million) of public debentures maturing in 2025, all of which debt is fully, unconditionally jointly and severally guaranteed by Reed International and Elsevier. At December 31, 1997, Reed Elsevier plc's subsidiary, Reed (Nederland) NV, had outstanding Dfl 125 million ((pound)37 million) privately placed bonds maturing in 1999, of which Dfl 60 million is swapped into $35.8 million ((pound)22 million). These bonds are also jointly and severally guaranteed by Reed International and Elsevier. The balance of long term borrowings are finance leases and bank borrowings. At December 31, 1997, the weighted average maturity of Reed Elsevier plc's long term gross debt was 10 years.

                               REED INTERNATIONAL

      The following discussion is based on the audited consolidated financial statements of Reed International for the years ended December 31, 1997, December 31, 1996, and December 31, 1995. The consolidated financial statements have been prepared in accordance with U.K. GAAP, which differs in some respects from U.S. GAAP. The differences are set out in note 17 to the audited consolidated financial statements of Reed International included in this Annual Report. Per share amounts have been restated to take account of the two for one share subdivision which became effective on May 2, 1997.

      Net income for Reed International was (pound)90 million for the year ended December 31, 1997, compared to (pound)302 million for the year ended December 31, 1996 and (pound)277 million for the year ended December 31, 1995. This represents a decrease over the prior year of 70% (1996: 9% increase). The decrease reflects Reed International's share of the combined businesses' exceptional items and the impact of a stronger sterling on the translation of the earnings of non U.K. Reed Elsevier businesses. Earnings per Reed International Ordinary Share for the years ended December 31, 1997, 1996 and 1995 were 7.9 pence, 26.6 pence and 24.6 pence, respectively. The financial statements of Reed International reflect Reed International's status since the Merger as a holding company. Reed International's 50% direct interest in the Reed Elsevier combined businesses and its 5.8% indirect interest in Elsevier are accounted for on an equity basis. A full discussion of the operating results of the Reed Elsevier combined businesses is set out under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Reed Elsevier".

      The net income for Reed International for the years ended December 31, 1997, 1996 and 1995 comprises 50% of the net income of the Reed Elsevier combined businesses and 5.8% of Elsevier's net income less a dividend equalization adjustment. Pursuant to arrangements established by Reed International and Elsevier at the time of the Merger, dividends paid to Reed
International and Elsevier shareholders are equalized at the gross level, inclusive of the benefits of the U.K. tax credit (currently 20%, reducing to 10% on April 6, 1999) received by certain Reed International shareholders. An adjustment is required in the statutory accounts of Reed International to equalize the benefit of the tax credit between the two sets of shareholders of Reed International and of Elsevier in accordance with the equalization agreement. This equalization adjustment arises only on dividends paid by Reed International to its shareholders and it reduces the statutory attributable earnings of Reed International by 47.1% of the amount of the tax credit, in the 1997, 1996 and 1995 fiscal years this amounted to (pound)20 million, (pound)18 million and (pound)16 million respectively.

      Reed International's shareholders' equity at December 31, 1997 and December 31, 1996 was (pound)790 million and (pound)1,096 million, respectively. These amounts represent Reed International's 50% share of shareholders' equity of the Reed Elsevier combined businesses plus the 5.8% share of Elsevier's shareholders' equity. The decrease in shareholders' equity at December 31, 1997 principally reflects Reed International's share in the combined businesses' retained loss, after dividends paid and payable, together with its share of goodwill written off on acquisitions.

      In respect of 1997, 1996 and 1995, Reed International declared a total dividend, net of the associated U.K. tax credit, of 14.6 pence, 13.6 pence and
12.25 pence, respectively, per Reed International Ordinary Share. The equivalent gross dividends, including the associated U.K. tax credit, were 18.25 pence,
17.0 pence and 15.3 pence for the years ended December 31, 1997, 1996 and 1995, respectively.

                                    ELSEVIER

      The following discussion is based on the audited financial statements of Elsevier for the years ended December 31, 1997, December 31, 1996 and December 31, 1995. The financial statements have been prepared in accordance with Dutch GAAP, which differs in some respects from U.S. GAAP. The differences are set out in note 13 to the audited financial statements of Elsevier included in this Annual Report.

      Net income for Elsevier was Dfl 330 million for the year ended December 31, 1997 compared to Dfl 794 million for the year ended December 31, 1996 and Dfl 701 million for the year ended December 31, 1995. These amounts represent a decrease over the prior year of 58% (1996: 13% increase). The decrease reflects Elsevier's share of the combined businesses' exceptional items: partially offset by the impact of a weaker guilder principally against sterling and the U.S. dollar. Earnings per Elsevier Ordinary Share for the years ended December 31, 1997, 1996 and 1995 were Dfl 0.47, Dfl 1.13 and Dfl 1.00 respectively.

      Net income represents Elsevier's 50% share in the net income of the Reed Elsevier combined businesses, translated into guilders at the average rate for 1997 of Dfl 3.19 per (pound)1.00 (1996: Dfl 2.63 per (pound)1.00; 1995: Dfl 2.53 per (pound)1.00). These exchange rates are based on the average of the daily closing rates throughout the year. The financial statements of Elsevier reflect Elsevier's status since the merger as a holding company. Elsevier's 50% interest in the Reed Elsevier combined business is accounted for on an equity basis. A full discussion of the operating results of the Reed Elsevier combined businesses is set out under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Reed Elsevier".

      Elsevier's shareholders' equity at December 31, 1997 and December 31, 1996 was Dfl 2,495 million and Dfl 3,065 million, respectively. These amounts represent Elsevier's 50% share of the shareholders' equity of the Reed Elsevier combined businesses, translated into guilders at the appropriate period and exchange rates. These rates were Dfl 3.34 per (pound)1.00 at December 31, 1997 (1996: Dfl 2.96 per (pound)1.00) . The decrease in shareholders' equity at December 31, 1996 principally reflects Elsevier's share of the combined businesses' retained loss, after dividends paid and payable, together with its share of goodwill written off on acquisitions partially offset by favorable exchange translation differences.

      In respect of 1997, 1996 and 1995, Elsevier declared dividends payable per Elsevier Ordinary Share of Dfl 0.95, Dfl 0.76 and Dfl 0.59. Under the terms of an agreement entered into at the time of the Merger, Reed International and Elsevier both agreed to pay equivalent gross dividends, taking into account and including, in the case of Reed International, the associated U.K. tax credit. The 1997 dividend per Elsevier Ordinary Share was, therefore, equivalent to the Reed International gross dividend on 1.538 of a Reed International Ordinary Share translated at Dfl 3.38 per (pound)1.00, which was the average exchange rate over the period of five business days commencing with the tenth business day prior to the announcement of the first and second interim dividends in 1997.

       ITEM 9A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
                                  REED ELSEVIER

      Reed Elsevier's primary market risk exposures are to interest rate fluctuations and to exchange rate movements. Net interest expense is exposed to interest rate fluctuations on borrowings, cash and short term investments. Upward fluctuations in interest rates increase the interest cost of floating rate borrowings whereas downward fluctuations in interest rates decrease the interest return on floating rate cash deposits and short term investments. Fixed rate borrowings are protected against upward fluctuations in interest rates but do not benefit from downward fluctuations. In addition, Reed Elsevier companies engage in foreign currency denominated transactions and are subject to exchange rate risk on such transactions.

      Reed Elsevier seeks to limit these risks by means of financial instruments, including interest rate swaps, forward rate agreements and forward foreign exchange contracts. Reed Elsevier only enters into financial instruments to hedge (or reduce) the underlying risks described above, and therefore has no net market risk on financial instruments held at the end of the year. Reed Elsevier does, however, have a credit risk from the potential non-performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amount of the hedge gain and not the principal amount being hedged. This credit risk is controlled by means of regular credit reviews of these counterparties and of the amounts outstanding with each of them. Reed Elsevier does not anticipate non-performance by the counterparties, which are principally licensed commercial banks and investment banks with strong long term credit ratings.

      Reed Elsevier enters into interest rate swaps and forward rate agreements to hedge the effects of fluctuating interest rates on borrowings, cash and short term investments. Interest rate swaps and forward rate agreements limit the risks of fluctuating interest rates by allowing Reed Elsevier to fix the interest rate on a notional principal amount equal to the principal amount of the underlying floating rate cash, short term investments or borrowings being hedged. Since Reed Elsevier has significant borrowings in U.S. dollars, the substantial majority of the interest rate swaps on which fixed interest is paid are denominated in U.S. dollars. To hedge the interest exposure associated within Reed Elsevier's U.S. dollar and Dutch guilder assets, a significant proportion of the interest rate swaps and forward rate agreements on which fixed interest is received are denominated in U.S. dollars and Dutch guilders. Reed
Elsevier's policy is to fix the interest rates on its cash, short term investments and borrowings when the combination of Reed Elsevier's funding profile and interest exposures make such transactions appropriate.

      Forward  swaps and  forward  rate  agreements  are  entered  into to hedge interest rate exposures known to arise at a future date. These exposures may include new borrowings or cash deposits and short-term investments to be entered into at a future date or future rollovers of existing borrowings or cash deposits and short-term investments. Interest exposure arises on future new and rollover borrowings, cash deposits and short-term investment because interest rates can fluctuate between the time a decision is made to enter into such transactions and the time those transactions are actually entered into. The business purpose of forward swaps and forward rate agreements is to fix the interest cost or interest return on future borrowings or cash investment at the time it is known such a transaction will be entered into. The fixed interest rate, the floating rate index (if applicable) and the time period covered by forward swaps and forward rate agreements are known at the time the agreements are entered into. The use of forward swaps and forward rate agreements is limited to hedging activities; consequently no trading position results from their use. The impact of forward swaps and forward rate agreements is the same as interest rate swaps. Similarly, Reed Elsevier utilizes forward foreign exchange contracts to hedge the effects of exchange rate movements on its foreign currency net sales and operating costs. Financial instruments are utilized to hedge (or reduce) the risks of interest rate or exchange rate movements and are not entered into unless such risks exist. Financial instruments utilized, while appropriate for hedging a particular kind of risk, are not considered specialized or high-risk and are generally available from numerous sources.

      The following analysis sets out the sensitivity of the fair value of Reed Elsevier's financial instruments to selected changes in interest rates and exchange rates. The range of changes represents Reed Elsevier's view of the changes that are reasonably possible over a one year period. Fair values represent the present value of forecast future cash flows at the assumed market rates.

      The market values for interest rate and foreign currency risks are calculated by the using of an "off the shelf" software model which utilises standard pricing models to determine the present value of the instruments based on the market conditions being variously interest rates and spot and forward exchange rates, as of the valuation date.

      Reed Elsevier's use of financial instruments and its accounting policies for financial instruments are described more fully in Note 19 to the Reed Elsevier combined financial statements.

a)    Interest Rate Risk:

      The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 1997, with all other variables held constant.

                                                   Market Value Change
                                               Favourable / (Unfavourable)
                                               ---------------------------
                                                   + 100         - 100
                                   Fair Value      basis         basis
Financial Instrument              Dec 31, 1997     points        points
--------------------              ------------    --------      -------
                                         (in (pound) millions)
Long term debt (including
current portion) ...............     (721)           +36          (41)
Interest rate swaps ............       (1)            +7           (7)
Currency swaps .................       (2)            --           --
Forward rate agreements ........       --             --           --
                                                     ---          ---
                                                     +43          (48)
                                                     ===          ===

      A 100 basis point change in interest rates would not have a material change on the fair value of other financial instruments such as cash, short term investments, bank loans or commercial paper borrowings.

      The substantial majority of borrowings are either fixed rate or have been fixed through the use of interest rate swaps. A significant proportion of cash and short term investments is not hedged throughout 1998. Therefore a 100 basis point reduction in interest rates would result in an increase in net interest expense of (pound)3 million, based on the composition of financial instruments including cash , short term investments, bank loans and commercial paper borrowings at December 31, 1997. A rise in interest rates would reduce net interest expense by (pound)3 million.

b)    Foreign Currency Exchange Rate Risks

      The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at 31 December 1997, with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a --10% change indicates a weakening of the currency against sterling.

                                                   Market Value Change
                                               Favourable / (Unfavourable)
                                  Fair Value   ---------------------------
Financial Instrument             Dec 31, 1997       +10%           -10%
--------------------             ------------      ----            ----
                                         (in (pound) millions)
Long term debt (including
current portion) ...............     (721)          (80)           +65
Short term debt ................     (779)          (53)           +44
Cash and short term
investments ....................      844           +61            (50)
Currency swaps .................       (2)           --             --
Forward foreign currency
contracts ......................        2           (15)           +13
                                                  -----           ----
                                                    (87)           +72
                                                  =====           ====

      A 10% change in foreign currency exchange rates would not have a material change on the fair value of other financial instruments such as interest rate swaps and forward rate agreements.

                 ITEM 10: DIRECTORS AND OFFICERS OF REGISTRANTS

                                  REED ELSEVIER

      For information with respect to the Board of Directors of Reed Elsevier plc, the Reed Elsevier plc Executive Committee ("REEC") and the Board of Directors of Elsevier Reed Finance BV, see "Control of Registrants - Reed Elsevier". The REEC appoints senior management of Reed Elsevier plc.

                               REED INTERNATIONAL

      Under the Articles of Association of Reed International, at each Annual General Meeting of shareholders all directors of Reed International appointed since the preceding Annual General Meeting must retire from office, but such directors may stand for re-election. In addition, one-third (or the nearest number up to one-third) of the other directors of Reed International must retire from office, but such directors may stand for re-election. The directors who must retire from office at each Annual General Meeting in this way are those directors who have been in office the longest, as measured from their election or most recent re-election, as the case may be. There cannot be less than five nor more than 20 members of the Board of Directors of Reed International pursuant to the Articles of Association. The Board of Directors of Reed International manages Reed International's shareholdings in Reed Elsevier plc and Elsevier Reed Finance BV.

      Pursuant to arrangements established by Reed International and Elsevier at the time of the Merger, Elsevier is entitled from time to time to nominate up to two individuals for appointment to the Board of Directors of Reed International. The Board of Directors of Reed International is obliged, subject to any legal constraints, to appoint the individuals so nominated and, unless Elsevier requests otherwise, to propose their re-appointment when necessary at Annual General Meetings of shareholders. The director of Reed International nominated by Elsevier is currently Paul Vlek. Mr Vlek will not be seeking re-election following the agreement by Reed International and Elsevier that this reciprocal representation on the other company's board should not be exercised for the time being. The Board of Directors of Reed International may not appoint other directors, or propose a resolution for the appointment of a director, without obtaining the prior approval of Elsevier (which it is not entitled to withhold or delay unreasonably). Prior approval is not required in relation to the proposal of a resolution to re-appoint a director retiring by rotation.

                                    ELSEVIER

      Elsevier has a two tier board structure with a Supervisory Board and an Executive Board. There cannot be less than three members of the Supervisory Board of Elsevier and not less than three members of the Executive Board of Elsevier. The duties of the Supervisory Board are to supervise the policy of the Executive Board and the general course of Elsevier's affairs. The powers of the Supervisory Board include the appointment of the members of its Board and of the Executive Board and the adoption of the annual accounts of Elsevier. In addition, certain decisions of the Executive Board require the approval of the Supervisory Board and certain other decisions require the approval of the Combined Meeting (as defined below), as set forth in the Articles of Association of Elsevier. The members of the Supervisory Board are appointed for a four year period and can be re-elected. The Executive Board manages Elsevier's shareholdings in Reed Elsevier plc and Elsevier Reed Finance BV. Its members are appointed and can be suspended and dismissed by the Supervisory Board.

      Pursuant to arrangements established by Reed International and Elsevier at the time of the Merger, Reed International is entitled from time to time to recommend up to two individuals for appointment as members of the Supervisory Board of Elsevier. It has been agreed that the Supervisory Board, subject to any legal constraints, appoint the individuals so recommended. Elsevier and Reed International have agreed that their reciprocal representation on the other company's board should not be exercised for the time being. Other appointments to the Supervisory Board or the Executive Board of Elsevier cannot, unless otherwise required by law, be made by the Supervisory Board without obtaining the prior approval of Reed International (which Reed International is not entitled to withhold or delay unreasonably).

                             DIRECTORS AND OFFICERS

      The directors and executive officers of each of Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV at March 11, 1998 were:

                                                                                               Elsevier Reed
     Name (Age)        Reed International        Elsevier             Reed Elsevier plc         Finance BV
     ----------        ------------------        --------             -----------------         ----------
Herman Bruggink (51)                          Chairman of the         Co-Chairman,
                                              Executive Board         Co-Chairman of
                                                                      the REEC
Nigel Stapleton (51)   Chairman                                       Co-Chairman,              Member of the
                                                                      Co-Chairman of            Supervisory
                                                                      the REEC                  Board
John Mellon (57)       Executive Director                             Executive Director,
                                                                      Member of the REEC
Paul Vlek (53)         Non-executive          Deputy Chairman of      Executive Director,       Member of the
                       Director               the Executive Board     Member of the REEC        Supervisory
                                                                                                Board
Mark Armour (43)       Finance Director                               Chief Financial Officer
Neville Cusworth (59)                         Member of the           Executive Director
                                              Executive Board
Herman Spruijt (48)                           Member of the           Executive Director
                                              Executive Board
Onno Laman Trip (51)                                                  Executive Director
Richard Bodman (59)    Non-executive                                  Non-executive
                       Director(1)                                    Director(3)
Anthony Greener (57)   Non-executive                                  Non-executive
                       Director(1)                                    Director(3)
Lord Hamlyn (72)       Non-executive                                  Non-executive
                       Director(1)                                    Director(3)
Sir Christopher        Non-executive                                  Non-executive
Lewinton (66)          Director(1)                                    Director(3)
Roelof Nelissen (66)                          Member of the           Non-executive
                                              Supervisory             Director(3)
                                              Board(2)
Pierre Vinken (70)                            Chairman of the         Non-executive             Chairman of the
                                              Supervisory             Director(3)               Supervisory
                                              Board(2)                                          Board
Loek van                                      Deputy Chairman of      Non-executive
Vollenhoven (67)                              the                     Director(3)
                                              Supervisory
                                              Board(2)
David Webster (53)     Non-executive                                  Non-executive
                       Director(1)                                    Director(3)
Cornelis Alberti (61)                         Member of the                                     Managing
                                              Executive                                         Director
                                              Board
Jules Van Dijck (61)                          Member of the
                                              Supervisory
                                              Board
Otto ter Haar (68)                            Member of the
                                              Supervisory
                                              Board
Mark Radcliffe (51)    Company Secretary                              Company Secretary
Erik Ekker (49)                               Company Secretary       Legal Director
                                                                        (Continental Europe)

(1) Member of both the Audit Committee and Remuneration Committee of the Board of Directors of Reed International.

(2)  Member of Elsevier Audit Committee.

(3) Member of both the Audit Committee and the Remuneration Committee of the Board of Directors of Reed Elsevier plc.

      A person described as a non-executive Director of either of Reed International or Reed Elsevier plc is a director not employed by such company in an executive capacity.

      Mr Bruggink became Co-Chairman of the Board of Reed Elsevier plc, Co-Chairman of the REEC, Chairman of the Executive Board of Elsevier since April 1995, having been an executive Director of Reed Elsevier plc since the formation of Reed Elsevier in 1993 and a member of the Executive Board of Elsevier since January 1993. Mr Bruggink was a non-executive Director of Reed International from April 1995 to April 1997. He joined Elsevier in 1991.

      Mr Stapleton became Co-Chairman of the Board of Reed Elsevier plc and Co-Chairman of the REEC in July 1996. Prior to that he had been a member of the REEC and an executive Director and Chief Financial Officer of Reed Elsevier plc since the formation of Reed Elsevier in 1993. He has also been a member of the Supervisory Board of Elsevier Reed Finance BV since 1993. Mr Stapleton became Deputy Chairman of Reed International in June 1994 and Chairman of Reed International in April 1997, having joined Reed International in 1986 as Finance Director.

      Mr Mellon has been a member of the REEC since June 1994, having been an executive Director of Reed Elsevier plc since the formation of Reed Elsevier in 1993. He has been an executive Director of Reed International since January 1990. He was a member of the Supervisory Board of Elsevier from April 1995 to December 1997. He joined Reed International in 1968.

      Mr Vlek became Deputy Chairman of the Executive Board of Elsevier in April 1995 and a member of the REEC in November 1995, having been an executive Director of Reed Elsevier plc since the formation of Reed Elsevier in 1993 and a member of the Executive Board of Elsevier since 1991. He has been a member of the Supervisory Board of Elsevier Reed Finance BV since July 1996. He is a non-executive Director of Reed International, but will not be seeking re-election at the Annual General Meeting in April 1998. He joined Elsevier in 1973.

      Mr Armour was appointed Finance Director of Reed International and Chief Financial Officer of Reed Elsevier plc in July_1996, having been Deputy Chief Financial Officer of Reed Elsevier plc since February 1995.

      Mr Cusworth became an executive Director of Reed Elsevier plc and a member of the Executive Board of Elsevier in April_1995. He is Chairman of the Reed Elsevier Legal Division, having joined Reed International in 1967.

      Mr Spruijt became an executive Director of Reed Elsevier plc and a member of the Executive Board of Elsevier in April_1995. He is Chairman of Elsevier Science, having joined Elsevier in 1987.

      Mr Laman Trip became an executive Director and Director of Corporate Human Resources of Reed Elsevier plc in September 1997.

      Sir Christopher Lewinton has been a non-executive Director of Reed Elsevier plc since the formation of Reed Elsevier in 1993 and a non-executive Director of Reed International since 1990. He is Chairman of TI Group plc and a member of the Supervisory Board of Mannesmann AG.

      Mr Vinken has been Chairman of the Supervisory Board of Elsevier NV and a non-executive Director of Reed Elsevier plc since April 1995, having been Co-Chairman of the Board of Reed Elsevier plc and Co-Chairman of the REEC from the formation of Reed Elsevier in 1993 until April 1995. He is Chairman of the Supervisory Board of Elsevier Reed Finance BV.

      Mr Bodman has been a non-executive Director of Reed International and Reed Elsevier plc since May 1996. He is Managing General Partner of AT&T Ventures.

      Mr Greener has been a non-executive Director of Reed Elsevier plc since the formation of Reed Elsevier in 1993 and a non-_executive Director of Reed International since 1990. He is Joint Chairman of Diageo plc.

      Lord Hamlyn has been a non-executive Director of Reed Elsevier plc since the formation of Reed Elsevier in 1993 and a non-executive Director of Reed International since 1987. He was the founder of the Hamlyn Group and the Octopus Publishing Group.

      Mr Nelissen has been a non-executive Director of Reed Elsevier plc since the formation of Reed Elsevier in 1993. He has been a member of the Supervisory Board of Elsevier since 1990. Mr Nelissen is also a member of the Supervisory Boards of ABN AMRO Bank NV and Ahold NV.

      Mr van Vollenhoven has been a non-executive Director of Reed Elsevier plc since November 1995, having been an executive Director of Reed Elsevier plc and a member of the REEC since the formation of Reed Elsevier in 1993 until November 1995. Mr van Vollenhoven has been a member of the Supervisory Board of Elsevier since November 1995. Mr van Vollenhoven is also a member of the Supervisory Board of Heineken NV.

      Mr Webster has been a non-executive Director of Reed Elsevier plc since the formation of Reed Elsevier in 1993 and a non-executive Director of Reed International since 1992. He is Chairman of Safeway plc.

      Mr Alberti has been a member of the Executive Board of Elsevier since 1984 and Managing Director of Elsevier Reed Finance BV since the formation of Reed Elsevier in 1993. He was an executive Director of Reed Elsevier plc from the formation of Reed Elsevier in 1993 until December 1996. He joined Elsevier in 1978.

      Mr van Dijck has been a member of the Supervisory Board of Elsevier since 1984. He is professor of Industrial and Organizational Sociology at the University of Tilburg. Mr van Dijck is a member of the Supervisory Boards of ABN AMRO Bank NV, Hoechst Holland NV and Dutch Philips Industries NV.

      Mr ter Haar has been a member of the Supervisory Board of Elsevier since 1990. He was previously a member of the Executive Board of Elsevier, with responsibility for Elsevier Science. He joined Elsevier in 1959.

      Mr Radcliffe, an English barrister, has been Company Secretary and Director of Corporate Services of Reed Elsevier plc and Company Secretary of Reed International since 1995. He joined Reed International in 1986.

      Mr Ekker, a Dutch lawyer, has been Legal Director (Continental Europe) of Reed Elsevier plc since 1993. He has been Company Secretary of Elsevier since 1989. He joined Elsevier in 1977 as Legal Counsel.

                ITEM 11: COMPENSATION OF DIRECTORS AND OFFICERS

Constitution of the Remuneration Committee

      The Board of Reed Elsevier plc established a Remuneration Committee in January 1993. The Remuneration Committee is responsible for determining the remuneration (in all its forms), the service contracts and all other terms and conditions of employment of the executive directors, and also for considering organizational issues and the performance and development of senior management. The Remuneration Committee provides advice to the REEC on major policy issues affecting the remuneration of executives at a senior level below the Board. The Remuneration Committee draws on external professional advice as necessary and also consults the Chairmen of Reed International and of the Executive Board of Elsevier in formulating its recommendations.

      The Remuneration Committee comprises all the non-executive directors whose names are shown on page 51. They have no day to day involvement in the running of the business.

Compliance with Best Practice Provisions

      Reed International, a U.K. company listed on the London Stock Exchange, has complied with Section A of the Best Practice Provisions annexed to the Listing Rules of the London Stock Exchange.

      In framing its remuneration policy, the Remuneration Committee has given full consideration to Section B of the Best Practice Provisions annexed to the Listing Rules of the London Stock Exchange.

Remuneration Policy

      In determining its policy on executive directors' remuneration the Remuneration Committee has regard to the following objectives:

     (i) to ensure that it maintains a competitive package of pay and benefits, commensurate with comparable packages available within other multinational companies operating in global markets and, where appropriate, reflecting local practice operating within the country in which an individual director works;

     (ii) to ensure that it encourages enhanced performance by directors and fairly recognizes the contribution of individual directors to the attainment of the results of the Reed Elsevier plc group;

     (iii)to encourage a team approach which will work towards achieving the long term strategic objectives of the Reed Elsevier plc group;

     (iv) to attract, retain and motivate people of the highest calibre and experience needed to make the Reed Elsevier plc group successful;

     (v) to link reward to individual directors' performance and company performance so as to align the interests of the directors with the shareholders of the parent companies.

      The  remuneration  of  executive   directors  consists  of  the  following
elements:

     - Base salary, which is set at the median of the market range based on comparable positions in businesses of similar size and complexity. Salaries are reviewed annually by the Remuneration Committee.

     - A variable annual cash bonus, based on achievement of specific stretching performance-related targetsosuch as profit, cash flow and gains in adjusted earnings per share (EPS) of Reed International and Elsevier. Targets are set at the beginning of the year by the Remuneration Committee. The maximum potential bonus for 1997 was 50% of basic salary.

     - Share options, where the directors and other senior executives, are granted options over shares in either Reed International or Elsevier at the market price at the date of grant. The Remuneration Committee approves the grant of any option and, from 1996, the grant of options has been subject to performance criteria set by the Remuneration Committee.

     - Longer-term incentives which comprise the grant of nil cost options to acquire shares in Reed International where exercise is conditional upon the attainment of long-term performance objectives set at the date of grant by the Remuneration Committee.

     - Post-retirement benefits, which comprise only pensions, where Reed Elsevier plc group companies have different retirement schemes which apply depending on local competitive market practice, length of service and age of the director. The only element of remuneration which is pensionable is base salary.

      Each of the executive directors has a service contract which is terminable on two years' notice (reduced in some instances from three years without compensation on January 1, 1995). The Remuneration Committee believes that two year notice periods are appropriate in view of the need to retain key executives in what is an increasingly competitive and international market. The service contracts for directors who were in office prior to January 1, 1996 provide for liquidated damages in the event of early termination of their contract. The service contracts of directors appointed since then do not include such a provision and a directors' duty of mitigation will apply in relation to any payment of compensation on termination.

External Appointments

      Executive directors may serve as non-executive directors on the boards of non-associated companies and may retain remuneration arising from such non-executive directorships. The Remuneration Committee believes that the Reed Elsevier plc group benefits from the experience gained by executive directors in such appointments.

Emoluments of the Directors

      The emoluments of the directors of Reed Elsevier plc (including any entitlement to fees or emoluments from either Reed International, Elsevier or Elsevier Reed Finance BV) were as follows:

(a) Aggregate emoluments

                                                          December 31,
                                                        1997        1996
                                                     ----------  ---------
                                                     (in (pound) thousands)
Salaries & fees ..................................      3,482       4,377
Benefits .........................................         95         123
Annual performance related bonuses, ..............         --       1,576
Longer term incentives ...........................         --         551
Pension contributions ............................        655         916
Pension to former director .......................        211         111
Compensation in respect of former directors ......         --       1,100
                                                     ----------  ---------
Total ............................................      4,443       8,754
                                                     ==========  =========

      As the Remuneration Committee had decided to defer consideration of all aspects of the directors' remuneration pending completion of the proposed merger with Wolters Kluwer, no amounts have been included in respect of 1997 bonuses. Following abandonment of the merger, the Committee has yet to meet to consider the amounts of any bonuses that may be awarded in respect of 1997. Appropriate disclosure will be made in the Interim Statement which will be published in August 1998.

(b)   Individual emoluments of executive directors

                                                                                   (pound) Equivalent Total
                                                                                   ------------------------
                                          Nationality  Salary    Benefits     Total      1997       1996
                                          -----------  ------    --------     -----      ----       ----
                                                                (in Dfl)                   (in (pound))
H J Bruggink ...........................     Dutch   1,460,400     28,000  1,488,400   466,583    748,193
H P Spruijt ............................     Dutch     720,000     18,000    738,000   231,348    342,965
O Laman Trip (from September 15, 1997) .     Dutch     175,000      8,300    183,300    57,461         --
P C F M Vlek ...........................     Dutch   1,365,000     20,000  1,385,000   434,169    621,566

                                                                (in(pound))                (in(pound))
M H Armour (from July 1, 1996) .........     U.K.      295,000     19,257    314,257   314,257    197,362
G R N Cusworth .........................     U.K.      216,000     13,562    229,562   229,562    284,337
I A N Irvine (until June 30, 1997) .....     U.K.      262,500        250    262,750   262,750    752,339
J B Mellon .............................     U.K.      455,000     15,738    470,738   470,738    566,897
N J Stapleton ..........................     U.K.      526,500     22,857    549,357   549,357    665,659

      Taking into account gains of (pound)294,538 on the exercise of share options, J B Mellon was the highest paid director in 1997.

(c)   Pensions

      The Remuneration Committee reviews the pension arrangements for the executive directors to ensure that the benefits provided are consistent with those provided by other multinational companies in each of its countries of operation.

      The policy for executive directors based in the U.K. is to provide pension benefits at a normal retirement age of 60, equivalent to two thirds of basic salary in the twelve months prior to retirement, provided they have completed 10 years' service with the Reed Elsevier plc group. For directors employed since 1987, full pension has to be accrued over 20 years. The way in which pension benefits are provided will depend on when the individual director commenced service, and can be either through the Reed Elsevier Pension Scheme (REPS) or through Inland Revenue unapproved, unfunded arrangements, or a combination of both. In 1989, the Inland Revenue introduced a cap on the amount of pension that can be provided from an approved pension scheme. All

U.K. based directors, with the exception of M H Armour, commenced service prior to the introduction of the cap and so will receive all their pension benefits from the REPS. M H Armour's pension benefits will be provided from a combination of the REPS and the company's unapproved, unfunded pension arrangements.

      Directors who are members of the Dutch pension scheme accrue a pension at a normal retirement age of 60, according to length of service and their final salary. Based on potential service to normal retirement age, the pension entitlements of the directors are up to 70% of final annual salary.

      The pension arrangements for all the directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and a spouse's pension on death.

      The increase in transfer value of the directors' pensions, after deduction of contributions, is shown below:

                                          Increase                            Contributions
                                         in accrued   Total accrued              paid by    Transfer value
                                           annual         annual                directors   increase after
                                          pension     pension as at   Transfer   during      deduction of
                                         during the    December 31,    value      the         directors'      (pound)
                           Nationality     period          1997       increase   period     contributions    equivalent
                           -----------     ------          ----       --------   ------     -------------    ----------
                                                                     (in Dfl)                               (in (pound))
H J Bruggink .............    Dutch        59,213        566,864      514,000    58,000        456,000       142,947
H P Spruijt ..............    Dutch        39,723        252,109      345,000    28,000        317,000        99,373
O Laman Trip .............    Dutch         4,518          4,518       55,000     5,485         49,515        15,522
P C F M Vlek .............    Dutch        53,458        653,862      445,000    48,000        397,000       124,451

                                                                     (in (pound))
M H Armour ...............    U.K.         12,703         28,657      128,919     3,342        125,577       125,577
G R N Cusworth ...........    U.K.         15,528        139,606      155,967     8,511        147,456       147,456
J B Mellon ...............    U.K.         44,526        279,672      516,997    18,071        498,926       498,926
N J Stapleton ............    U.K.         40,972        197,315      460,092    20,931        439,161       439,161

(d)   Individual emoluments of non-executive directors


                                          Nationality    1997       1996
                                          -----------    ----       ----
                                                      (in (pound) thousand)
R J Nelissen ...........................    Dutch       50,000     50,000
A Schuitemaker (to April 16, 1997) .....    Dutch       16,666     50,000
R van de Vijver (to August 3, 1997) ....    Dutch       50,000       --
P J Vinken .............................    Dutch      141,347     80,000
L van Vollenhoven ......................    Dutch       52,500     52,500
R S Bodman (from May 8, 1996) ..........     USA        92,592     64,935
A A Greener ............................     U.K.       24,000     24,000
Lord Hamlyn ............................     U.K.       25,000     25,000
Sir Christopher Lewinton ...............     U.K.       80,000     80,000
D G C Webster ..........................     U.K.       29,000     29,000


Compensation of executive officers
      The aggregate compensation paid to all executive officers (other than directors) of Reed Elsevier plc (2 persons during the 1997 fiscal year) as a group, for services in such capacities for the year ended December 31, 1997 was (pound)321,831 which included contributions made to the pension plans in respect of such officers of Reed Elsevier plc of (pound)7,902.

    ITEM 12: OPTIONS TO PURCHASE SECURITIES FROM REGISTRANTS OR SUBSIDIARIES

                               REED INTERNATIONAL


Share Options
      The following table sets forth the details of options held by directors over Reed International Ordinary Shares as at December 31, 1997. Options are granted under Executive Share Option Schemes or Save As You Earn (SAYE) schemes which are described below:

                                                                                          Market
                                                    Granted               Exercised      price (p)
                                       January 1, during the    Option    during the   at exercise  December 31,  Exercisable
                                          1997       year      price (p)     year          date        1997         between
                                          ----       ----      ---------     ----          ----        ----         -------
M H Armour      -- Executive Scheme     189,600                 400.75                               189,600       1998-2005
                                         30,000                 585.25                                30,000       1999-2006
                                                    52,000      565.75                                52,000       2000-2007
                                         ------     ------                                            ------
Total                                   219,600     52,000                                           271,600
-----                                   -------     ------                                           -------
GRN Cusworth    -- Executive Scheme      49,200                 410.25       49,200(1)   620.00           --
                                         34,000                 585.25                                34,000       1999-2006
                -- SAYE Scheme            3,752                 199.80        3,752(2)   539.75           --
                                          1,076                 320.60                                 1,076            2000
                                          -----                              ------                    -----
Total                                    88,028                              52,952                   35,076
                                         ------                              ------                   ------
J B Mellon      -- Executive Scheme     188,800                 410.25      188,800      559.50           --
                                        106,800                 400.75                               106,800       1998-2005
                                         67,400                 585.25                                67,400       1999-2006
                                                    80,400      565.75                                80,400       2000-2007
                -- SAYE Scheme            3,752                 199.80        3,752(2)   539.75           --
                                          2,102                 328.20                                 2,102            1999
                                          -----     ------                    -----                    -----
Total                                   368,854     80,400                  192,552                  256,702
                                        -------     ------                  -------                  -------
N J Stapleton   -- Executive Scheme      31,000                 237.25                                31,000       1998-2001
                                        242,600                 410.25                               242,600       1998-2004
                                        101,600                 400.75                               101,600       1998-2005
                                         74,200                 585.25                                74,200       1999-2006
                                                    88,800      565.75                                88,800       2000-2007
                -- SAYE Scheme            3,752                 199.80        3,752(2)   546.25           --
                                          2,102                 328.20                                 2,102            1999
                                          1,076                 320.60                                 1,076            2000
                                                     1,534      449.80                                 1,534            2002
                                         ------      -----                   ------                    -----
Total                                   456,330     90,334                    3,752                  542,912
                                        =======     ======                    =====                  =======


Notes:

1.   Retained an interest in 16,805 ordinary shares

2.   Retained an interest in all of the ordinary shares

      The middle market price of a Reed International ordinary share during the year was in the range of 507.0p to 647.5p and at December 31, 1997 was 610.0p.

      Between January 1, 1998 and March 11, 1998 there were no changes to the options held by directors.

Longer term incentives

      Executive directors of Reed Elsevier plc who are executive directors of Reed International have been granted nil cost options over Reed International Ordinary Shares under a Longer Term Incentive Plan ("the Plan"). The Plan has operated since 1991 and was designed with advice from independent remuneration consultants. It is based on share rather than cash benefits to emphasize the commonality of interest of the participants and the parent companies' shareholders over the longer term.

      Under the Plan, participants are granted annually nil cost options over Reed International Ordinary Shares, which are exercisable only if Reed International achieves significant growth in its adjusted earnings per share
(EPS) before exceptional items over a three year period. The number of shares over which options are granted and the EPS targets are approved by the

Remuneration Committee. In recognition of exceptional performance, the rate of increase in ordinary share entitlements rises more steeply once the mid-point compound annual growth rate (CAGR) target is achieved.

      For the 1995-97 Plan, options were granted over 167,350 Reed International Ordinary Shares. The terms of these options provided that no options would be exercisable unless CAGR over the base EPS of 21.3p (restated for the sub-division of Reed International Ordinary Shares in May 1997) exceeded 7% pa. The maximum number of options become exercisable if CAGR of 20% pa is achieved.

      Except for sales to meet tax arising, participants are required under the Plan to retain their ordinary shares for at least three years from exercise of their option.

      Options have also been granted in respect of the three year performance periods 1996-98 and 1997-99. The performance targets set by the Remuneration Committee for these two performance periods are based on a base EPS of 25.85p and 28.1p respectively. No options are exercisable unless CAGR exceeds the base EPS by 7% pa, and the maximum number of options become exercisable if CAGR of 20% pa is achieved.

      Entitlements if specific adjusted EPS CAGR targets are achieved are:

                             1996-98 Plan            1997-99 Plan
                         Ordinary               Ordinary
                          shares                 shares
                            if      Ordinary       if        Ordinary
                          13 1/2%  shares if     13 1/2%    shares if
                           CAGR     20% CAGR      CAGR       20% CAGR
                         achieved   achieved    achieved     achieved
                         --------   --------    --------     --------
M H Armour ...........       --          --      8,528        21,320
J B Mellon ...........   12,152      30,380     13,152        32,880
N J Stapleton ........   13,384      33,460     14,540        36,350


      It is not yet possible to say whether for the 1996-98 or 1997-99 period options will be exercisable. No estimate of the value of this incentive for those periods has therefore been included in the aggregate directors' remuneration for 1997.

      Any ordinary shares required to fulfil entitlements under the Plan are provided by an employee share ownership plan (ESOP) from market purchases. As beneficiaries under the ESOP, the above directors are deemed to be interested in the shares held by the ESOP. At December 31, 1997, their deemed interest amounted to 179,460 Reed International Ordinary Shares, although they have no beneficial interest in 127,276 of those shares as they were purchased for the Reed International Overseas SAYE Share Option Plan, in which the directors do not participate.

Share Option Schemes

      Reed International operates a number of share option schemes under which options over new issue Reed International Ordinary Shares have been granted to its executive directors, executive officers and eligible employees. The share option schemes are the Reed International U.K. Executive Share Option Scheme (the "Reed International U.K. Executive Scheme") the Reed International Overseas Executive Share Option Scheme (the "Reed International Overseas Executive Scheme") and the Reed International Save As You Earn Share Option Scheme (the "Reed International SAYE Scheme" and, together with the Reed International U.K. Executive Scheme and the Reed International Overseas Executive Scheme, the "Reed International Schemes"). The Reed International Schemes were established in 1984 and options over new Reed International Ordinary Shares were granted thereunder until 1993. No further options may be granted under these Schemes. The terms and conditions of the Reed International Schemes are substantially similar to those of the corresponding share option schemes of Reed Elsevier plc, which are described below under "Reed Elsevier Share Option Schemes".

      In addition to the share option schemes described above, Reed International introduced in 1992 an Overseas SAYE Share Option Plan (the "Reed International Overseas SAYE Plan") for certain of its operations outside the United Kingdom and the United States. Entitlements arising under the plan are satisfied by the Reed International Employee Share Ownership Plan (ESOP) from market purchases of shares. At March 11, 1998 the total number of Reed International Ordinary Shares subject to outstanding options under the Reed International Overseas SAYE Plan amounted to 41,489 shares, and the options for such shares were exercisable at option prices ranging between 227.0p and 238.3p per share and were exercisable in 1998.

                                    ELSEVIER


Share Options
      The following table sets forth details of Elsevier Ordinary Shares on which options were held by the members of the Supervisory Board and the Executive Board of Elsevier as at December 31, 1997.


                                         Granted      Exercised
                          January 1,    during the    during the     December
                             1997          year          year        31, 1997
                             ----          ----          ----        --------
H J Bruggink ..........    233,290       103,309           --         336,599
H P Spruijt ...........    132,000        50,933       30,000         152,933
P J Vinken ............     50,000            --       50,000              --
P C F M Vlek ..........    111,076        85,836           --         196,912

      The middle market price of an Elsevier Ordinary Share during the year was in the range of Dfl 26.5 to Dfl 39.4 and at December 31, 1997 was Dfl 32.8.

Share Option Schemes

      Under the Elsevier share option schemes, options to subscribe for Elsevier shares have been granted each year to the members of the Executive Board and to a small number of other senior executives of Elsevier. Such options give the beneficiary the right, at any time during the five years following the date of the grant, to purchase Elsevier Ordinary Shares at the market price at the time of the grant. If such options are not exercised during the five years following the date of the grant they will lapse. No other unissued capital of Elsevier is under option or is agreed conditionally or unconditionally to be put under option. At March 11, 1998 options were outstanding to purchase, between that date and 2002, a total of 2,395,124 Elsevier Ordinary Shares at prices ranging from Dfl 14.65 to Dfl 31.10 each.

      In addition, Elsevier has arrangements in place, which are open to Dutch employees of the businesses within Reed Elsevier after one year's service, under which interest bearing debentures of Elsevier may be purchased for cash for periods of five years, during which time they may be converted on a prescribed basis into Elsevier Ordinary Shares. At March 11, 1998 such convertible debentures were outstanding or available for subscription which, if converted in full, would result in the issue of a total of 1,210,430 Elsevier Ordinary Shares.

                                  REED ELSEVIER

Share ownership and options

      The directors of Reed International and Elsevier who are also directors of Reed Elsevier plc and their families, held shares in Reed International and Elsevier at the beginning and end of 1997 as shown below:

                                  Reed International P.L.C.                Elsevier NV
                                      Ordinary Shares                   Ordinary Shares
                                -----------------------------      ----------------------------
                                January 1,       December 31,      January 1,      December 31,
                                   1997*             1997             1997             1997
                                   -----             ----             ----             ----
M H Armour ...............            --                --               --               --
R S Bodman ...............            --             1,400               --              900
H J Bruggink .............           400               400           29,240           39,240
G R N Cusworth ...........        46,746            67,303               --               --
A A Greener ..............        25,074            25,214               --               --
Lord Hamlyn ..............    44,152,816        44,152,816               --               --
                            ** 6,150,000      ** 6,150,000               --               --
O Laman Trip .............            --                --               --               --
Sir Christopher Lewinton .         2,600             4,300            1,700            1,700
J B Mellon ...............        44,496            63,872               --               --
R J Nelissen .............            --                --               --               --
H P Spruijt ..............            --                --              300              300
N J Stapleton ............       115,666           174,599              200              200
P J Vinken ...............        22,442            22,442           59,100           59,100
P C F M Vlek .............            --                --           60,000           60,000
L van Vollenhoven ........            --                --           17,500           17,500
D G C Webster ............         5,000             5,000               --               --

*     On date of appointment if after January 1, 1997
**    Indicates other than beneficial interest

      Between January 1, 1998 and March 11, 1998 there were no changes in the number of shares held by the directors.

Shares and options held by executive officers

      The following table indicates the total aggregate number of Reed International Ordinary Shares and Elsevier Ordinary Shares beneficially owned and the total aggregate number of Reed International Ordinary Shares and Elsevier Ordinary Shares subject to options beneficially owned by each of the executive officers (other than directors) of Reed Elsevier plc (2 people) as a group, as of March 11, 1998:

                                                             Reed
                                                         International                        Elsevier
                                            Reed        Ordinary Shares      Elsevier     Ordinary Shares
                                        International      Subject to     Ordinary Shares    Subject to
                                       Ordinary Shares      Options           (1) (2)         Options
                                       ---------------      -------           -------         -------
Executive officers (other than directors)
as a group ..............................   18,416          131,200              --            50,000


(1)  The Elsevier Ordinary Shares may be issued in registered or bearer form

(2) No individual executive officer of Reed Elsevier plc has notified Elsevier that it holds more than 5% of the issued share capital of Elsevier pursuant to the Dutch law requirement described under "Control of Registrants - Elsevier".

      The options included in the above table exercisable into Reed International Ordinary Shares are exercisable at prices ranging from 321.75p to 585.25p and between the date hereof and 2007. The options included in the above table exercisable into Elsevier Ordinary Shares are exercisable at prices ranging from Dfl 26.30 to Dfl 31.10 and between the date hereof and 2002.

Share option schemes

      Following the Merger, Reed Elsevier plc introduced share option schemes under which options over new issue Reed International Ordinary Shares and/or Elsevier Ordinary Shares may be granted to employees of Reed Elsevier plc and participating companies under its control. The share option schemes are the Reed Elsevier plc SAYE Share Option Scheme (the "Reed Elsevier plc SAYE Scheme") and the Reed Elsevier plc Executive U.K. and Overseas Share Option Schemes (the "Reed Elsevier plc Executive Schemes" and, together with the Reed Elsevier plc SAYE Scheme, the "Reed Elsevier plc Schemes"). The

Reed  Elsevier  plc  Schemes  have  been  approved  by   shareholders   of  Reed
International and information concerning the terms and conditions of the Schemes is set out below.

      At March 11, 1998 the total number of Reed International Ordinary Shares subject to outstanding options under the Reed International Schemes and the Reed Elsevier plc Schemes amounted to 17,864,021 shares, and the options for such shares were exercisable at option prices ranging between 188.75p and 585.25p per share and were exercisable between 1998 and 2007. At March 11, 1998 no options over Elsevier Ordinary Shares had been granted under the Reed Elsevier plc schemes.

Reed Elsevier plc SAYE Share Option Scheme

      The Reed Elsevier plc SAYE Scheme provides for the grant of options over Reed International Ordinary Shares and/or Elsevier Ordinary Shares to employees of Reed Elsevier plc and participating companies under its control. The price at which shares may be acquired under the Reed Elsevier plc SAYE Scheme may not be less that the higher of (i) 80% of the middle market quotation for the relevant share on The London Stock Exchange three days before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.

      On joining the Reed Elsevier plc SAYE Scheme, a save as you earn contract (a "Savings Contract") must be entered into with an appropriate savings body, providing for contributions to be made to such savings body between (pound)5 and the permitted maximum (currently (pound)250) per month for a period of three or five years. A bonus is payable under the Savings Contract at the end of the savings period. The amount of the monthly contributions may be reduced if applications exceed the number of Reed International Ordinary Shares and/or Elsevier Ordinary Shares available for the grant of options on that occasion.

      The number of Reed International Ordinary Shares and/or Elsevier Ordinary Shares over which an option may be granted is limited to that number of shares which may be acquired at the exercise price out of the repayment proceeds (including any bonus) of the Savings Contract.

      All U.K. employees of Reed Elsevier plc and participating companies under its control with at least a year's service are entitled to participate in the Reed Elsevier plc SAYE Scheme. In addition, the directors of Reed Elsevier plc may permit other employees of Reed Elsevier plc and participating companies under its control to participate.

      Invitations to apply for options may normally only be issued within 42 days after the announcement of the combined results of Reed Elsevier for any period. No options may be granted more than 10 years after the approval of the scheme.

      Options under the Reed Elsevier plc SAYE Scheme may normally only be exercised for a period of six months after the bonus date under the relevant Savings Contract. However, options may be exercised earlier than the normal exercise date in certain specified circumstances, including death, reaching age 60, or on ceasing employment on account of injury, disability, redundancy, reaching contractual retirement age, or the sale of the business or subsidiary for which the participant works, or provided the option has been held for at least three years, on ceasing employment for any other reason. Exercise is allowed in the event of an amalgamation, reconstruction or take-over of the company whose shares are under option; alternatively, such options may, with the agreement of an acquiring company or a company associated with it, be exchanged for options over shares in the acquiring company or that associated company. Options may also be exercised in the event of the voluntary winding-up of the company whose shares are under option. In the event that options are exercised before the bonus date, the participant may acquire only the number of shares that can be purchased with the accumulated savings up to the date of exercise, plus interest (if any).

      Options under the Reed Elsevier plc SAYE Scheme are not transferable and may be exercised only by the persons to whom they are granted or their personal representatives.

      In the event of any capitalization or rights issue by Reed International or Elsevier, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of the U.K. Inland Revenue, subject to the independent auditors of Reed Elsevier plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.

      No more than 168 million new Reed International Ordinary Shares, being approximately 15% of Reed International's current issued share capital, may be issued under the Reed Elsevier plc SAYE Scheme. No option may be granted under the scheme if it would cause the number of Reed International Ordinary Shares issued or issuable in any 10 year period under the scheme and any other share option scheme adopted by Reed International or Reed Elsevier plc to exceed in aggregate 10% of the issued share capital of Reed International from time to time. The number of Elsevier Ordinary Shares which may be issued or issuable under the Reed Elsevier plc SAYE scheme will be determined by the Combined Meeting of Elsevier, but shall not exceed the percentage limits set out above in relation to Reed International Ordinary Shares. Options may also be granted under the Reed Elsevier plc SAYE Scheme over existing Reed International Ordinary Shares or Elsevier Ordinary Shares.

Reed Elsevier plc Executive U.K. and Overseas Share Option Schemes

      The Reed Elsevier plc Executive Schemes comprise (i) the Reed Elsevier plc Executive U.K. Share Option Scheme (the "Reed Elsevier plc U.K. Executive Scheme"), and (ii) the Reed Elsevier plc Executive Overseas Share Option Scheme (the "Reed Elsevier plc Overseas Executive Scheme").

      Reed Elsevier plc U.K. Executive Scheme The Reed Elsevier plc U.K. Executive Scheme provides for the grant of options over Reed International Ordinary Shares and/or Elsevier Ordinary Shares to the U.K. Employees of Reed Elsevier plc and participating companies under its control. All directors and employees of Reed Elsevier plc and participating companies under its control who are contracted to work for at least 25 hours per week are eligible to be nominated for participation. The grant of options is administered by a committee of directors of Reed Elsevier plc, a majority of the members of which are non-executive directors. No payment is required for the grant of an option under the Reed Elsevier plc U.K. Executive Scheme.

      Options granted under the Reed Elsevier plc U.K. Executive Scheme may be exercised within a period of 10 years and entitle the holder to acquire shares at a price determined by the committee of directors of Reed Elsevier plc, which may not be less than the higher of (i) the middle market quotation for the relevant shares on The London Stock Exchange at the date of grant, and (ii) if new shares are to be subscribed, their nominal value.

      Each person's participation in the Reed Elsevier plc U.K. Executive Scheme will be limited so that the aggregate price payable on the exercise of all options granted to such person under the scheme and any other executive share option scheme administered by Reed International, Reed Elsevier plc or any associated company of Reed Elsevier plc in any 10 year period (excluding options which have been exercised) will not exceed four times his annual earnings.

      Employees may be granted options under the Reed Elsevier plc U.K. Executive Scheme to replace those which have been exercised. In granting such replacement options, the committee of directors of Reed Elsevier plc must satisfy itself that the grant of such options is justified by the performance of Reed Elsevier in the previous two to three years.

      Options may normally only be granted under the Reed Elsevier plc U.K. Executive Scheme within 42 days after the announcement of the combined results of Reed Elsevier for any period. No option may be granted under the Reed Elsevier plc U.K. Executive Scheme more than 10 years after the approval of the scheme.

      Options granted under the Reed Elsevier plc U.K. Executive Scheme will normally be exercisable only after the expiration of three years from the date of their grant and by a person who remains a director or employee of Reed
Elsevier plc and participating companies under its control. Early exercise of such options is permitted in substantially similar circumstances to those set out in relation to the Reed Elsevier plc SAYE Scheme. The committee of directors of Reed Elsevier plc has discretion to permit the exercise of options by a participant in certain circumstances where it would not otherwise be permitted.

      Options granted under the Reed Elsevier plc U.K. Executive Scheme are not transferable and may be exercised only by the persons to whom they are granted or their personal representatives.

      In the event of any capitalization or rights issue by Reed International or Elsevier, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of the U.K. Inland Revenue, subject to the independent auditors of Reed Elsevier plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.

      The limits described above on the number of Reed International Ordinary Shares and Elsevier Ordinary Shares which may be issued under the Reed Elsevier plc SAYE Scheme also apply to the Reed Elsevier plc U.K. Executive Scheme. The following additional limits apply to the Reed Elsevier U.K. Executive Scheme:

(i) no option may be granted under the scheme if it would cause the number of Reed International Ordinary Shares issued or issuable in any 10 year period under the scheme or any other executive share option scheme adopted by Reed International or Reed Elsevier plc to exceed in aggregate 5% of the issued share capital of Reed International from time to time; and

(ii) in the four year period commencing on the date of adoption of the scheme, not more than 2.5% of the issued share capital of Reed International from time to time may be issued or issuable under the scheme.

      Equivalent limits to those in (i) and (ii) above apply to the number of Elsevier Ordinary Shares which may be issued or issuable under the scheme.

      Options may also be granted under the Reed Elsevier plc U.K. Executive Scheme over existing Reed International Ordinary Shares or Elsevier Ordinary Shares.

      Reed Elsevier plc Overseas Executive Scheme The Reed Elsevier plc Overseas Executive Scheme provides for options to be granted to non-U.K. employees of Reed Elsevier plc and participating companies under its control. The terms and conditions of the Reed Elsevier plc Overseas Executive Scheme are substantially similar to those of the Reed Elsevier plc U.K. Executive Scheme.

            ITEM 13: INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS

REED INTERNATIONAL                      Not applicable.
ELSEVIER                                Not applicable.


                                     PART II

               ITEM 14: DESCRIPTION OF SECURITIES TO BE REGISTERED

REED INTERNATIONAL                      Not applicable.
ELSEVIER                                Not applicable.


                                    PART III

                    ITEM 15: DEFAULTS UPON SENIOR SECURITIES

REED INTERNATIONAL                      Not applicable.
ELSEVIER                                Not applicable.

ITEM 16: CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

REED INTERNATIONAL                      None.
ELSEVIER                                None.


                                     PART IV

                          ITEM 17: FINANCIAL STATEMENTS

      The Registrants have responded to Item 18 in lieu of responding to this Item.

                          ITEM 18: FINANCIAL STATEMENTS

      Reference is made to Item 19 for a list of all financial statements and schedules filed as part of this Annual Report.

                   ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements filed as part of this Annual Report

     The following financial statements and related schedules, together with reports of independent accountants thereon, are filed as part of this Annual
Report:

                                                                                                              Page
                                                                                                              ----
Index to Financial Statements ..............................................................................   F-1
Reed Elsevier Combined Financial Statements ................................................................   F-2
  Report of Independent Accountants ........................................................................   F-3
  Combined Statements of Income for the three years ended December 31, 1997 ................................   F-4
  Combined Balance Sheets at December 31, 1997 and December 31, 1996 .......................................   F-5
  Combined Statements of Cash Flows for the three years ended December 31, 1997 ............................   F-6
  Statements of Changes in Combined Shareholders' Equity for the three years ended December 31, 1997 .......   F-8
  Notes to the Combined Financial Statements ...............................................................   F-9
  Schedule II ..............................................................................................  F-35
Reed International P.L.C. Consolidated Financial Statements ................................................  F-36
  Report of Independent Accountants ........................................................................  F-37
  Consolidated Statements of Income for the three years ended December 31, 1997 ............................  F-38
  Consolidated Balance Sheets at December 31, 1997 and December 31, 1996 ...................................  F-39
  Consolidated Statements of Cash Flows for the three years ended December 31, 1997 ........................  F-40
  Statements of Changes in Consolidated Shareholders' Equity for the three years ended December 31, 1997 ...  F-41
  Notes to the Consolidated Financial Statements ...........................................................  F-42
Elsevier NV Financial Statements ...........................................................................  F-50
  Report of Independent Accountants ........................................................................  F-51
  Statements of Income for the three years ended December 31, 1997 .........................................  F-52
  Balance Sheets at December 31, 1997 and December 31, 1996 ................................................  F-53
  Statements of Cash Flows for the three years ended December 31, 1997 .....................................  F-54
  Statements of Changes in Shareholders' Equity for the three years ended December 31, 1997 ................  F-55
  Notes to the Financial Statements ........................................................................  F-56

(b)  Exhibits filed as part of this Annual Report

     The total amount of long-term debt securities of Reed Elsevier authorized under any single instrument does not exceed 10% of the combined total assets of Reed Elsevier. The Registrants hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Reed Elsevier or any of the combined businesses for which consolidated or unconsolidated financial statements are required to be filed.

                                  REED ELSEVIER

                          COMBINED FINANCIAL STATEMENTS

                        REPORT OF INDEPENDENT ACCOUNTANTS

     To the Board of Directors and Shareholders of Reed International P.L.C. and to the Members of the Supervisory and Executive Boards and the Shareholders of Elsevier NV

     We  have  audited  the   accompanying   combined  balance  sheets  of  Reed
International P.L.C., Elsevier NV, Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries (together "the combined businesses") as of December 31, 1997 and 1996, and the related combined statements of income, total recognized gains and losses, changes in combined shareholders' equity and cash flows for the three years ended December 31, 1997, 1996 and 1995. Our audits also included the financial statement schedules of December 31, 1997, 1996 and 1995 listed in the Index at Item 19. These combined financial statements and the related financial statement schedules are the responsibility of the management of Reed International P.L.C. and Elsevier NV. Our responsibility is to express an opinion on these combined financial statements and the related financial statement schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom, the Netherlands and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the aforementioned combined financial statements present fairly, in all material respects, the financial position of the combined businesses at December 31, 1997 and 1996 and the results of their operations and their cash flows for the three years ended December 31, 1997, 1996 and 1995 in conformity with accounting principles generally accepted in the United Kingdom and the Netherlands (which differ in certain material respects from generally accepted accounting principles in the United States - see note 29). Also, in our opinion, the financial statement schedules when considered in relation to the related combined financial statements taken as a whole, present fairly in all material respects the information set forth therein.



DELOITTE & TOUCHE                                              DELOITTE & TOUCHE
Chartered Accountants & Registered Auditors                  Registeraccountants
London, England                                       Amsterdam, The Netherlands
March 11, 1998                                                    March 11, 1998

                        REED ELSEVIER COMBINED BUSINESSES
                          COMBINED STATEMENTS OF INCOME

                                                        Year ended December 31,
                                                       ------------------------
                                                Notes   1995     1996     1997
                                                -----  ------   ------   ------
                                                         (in (pound) millions)
Net sales .....................................   3     3,649    3,381    3,417
Cost of sales .................................        (1,428)  (1,299)  (1,282)
                                                       ------   ------   ------
Gross profit ..................................         2,221    2,082    2,135
Selling, general and administrative expenses
  before exceptional items ....................        (1,413)  (1,248)  (1,277)
Share of income of associated companies .......            20       22       27
                                                       ------   ------   ------
Operating income before exceptional items .....   3       828      856      885
                                                       ------   ------   ------
Exceptional items charged to operating income .   5        --       --     (502)
                                                       ------   ------   ------
Operating income ..............................           828      856      383
                                                       ------   ------   ------
Non-operating exceptional items ...............   5        13        1       25
                                                       ------   ------   ------
Income before interest and taxes ..............           841      857      408
                                                       ------   ------   ------
Interest income ...............................            21       58       38
Interest expense ..............................   8      (126)    (109)    (100)
                                                       ------   ------   ------
Net interest expense ..........................          (105)     (51)     (62)
                                                       ------   ------   ------
Income before taxes and minority interests ....           736      806      346
Taxes on income ...............................   9      (181)    (201)    (138)
                                                       ------   ------   ------
Income before minority interests ..............           555      605      208
Minority interests and preference dividends ...            (1)      (1)      (1)
                                                       ------   ------   ------
Net income ....................................           554      604      207
                                                       ======   ======   ======

     The effect of discontinued operations is shown in note 3 and the effect of acquisitions is shown in note 4.

                 STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                         Year ended December 31,
                                                         -----------------------
                                                         1995     1996     1997
                                                         ----     ----     ----
                                                          (in (pound) millions)
Net income for the financial year ......................  554      604      207
Exchange translation differences .......................    6     (126)     (11)
                                                         ----     ----     ----
Total recognized gains and losses for the financial year  560      478      196
                                                         ====     ====     ====

     The historical cost profits and losses are not materially different from the results disclosed above.

                 The accompanying notes on pages F-9 to F-34 are
            an integral part of these combined financial statements.

                        REED ELSEVIER COMBINED BUSINESSES
                             COMBINED BALANCE SHEETS

                                                            At December 31,
                                                          ------------------
                                                Notes      1996        1997
                                                -----     ------      ------
                                                         (in (pound) millions)
ASSETS
Current Assets:
  Cash ........................................               85         110
  Investments .................................            1,056         734
  Trade receivables ...........................   11         466         520
  Inventories .................................   12         139         121
  Prepaid expenses and other current assets ...   13         201         277
                                                           -----       -----
Total current assets ..........................            1,947       1,762
Non current receivables .......................   14         147         165
Investments ...................................   15         180         227
Property, plant and equipment .................   16         323         348
Intangible assets .............................   17       2,550       2,501
                                                           -----       -----
Total assets ..................................            5,147       5,003
                                                           =====       =====
LIABILITIES AND COMBINED SHAREHOLDERS' EQUITY
Current liabilities:
  Short term borrowings and current portion
    of long term borrowings ...................   18         620         785
  Accounts payable and accrued liabilities ....   21       1,054       1,131
  Income taxes payable ........................              237         228
  Dividends ...................................              235         251
                                                           -----       -----
Total current liabilities .....................            2,146       2,395
Long term borrowings, less current portion ....   18         717         689
Income taxes payable after more than one year .               53          78
Other long term liabilities ...................               81          71
Provisions for liabilities and charges ........   22          75         270
Minority interests ............................                4           6
                                                           -----       -----
Total liabilities .............................            3,076       3,509
                                                           -----       -----
Combined shareholders' equity:
  Combined share capitals .....................   23         169         167
  Combined premiums in excess of par ..........              322         328
  Combined retained earnings ..................            1,580         999
                                                           -----       -----
Total combined shareholders' equity ...........            2,071       1,494
                                                           -----       -----
Total liabilities and combined
  shareholders' equity ........................            5,147       5,003
                                                           =====       =====

     Commitments and contingent liabilities: See notes 24, 25 and 26.

                 The accompanying notes on pages F-9 to F-34 are
            an integral part of these combined financial statements.

                        REED ELSEVIER COMBINED BUSINESSES
                        COMBINED STATEMENTS OF CASH FLOWS

                                                                                        Year ended December 31,
                                                                                        -----------------------
                                                                                Notes   1995     1996     1997
                                                                                -----   ----     ----     ----
                                                                                         (in (pound) millions)
Operating income before exceptional items .....................................          828      856      885
  Net SSAP 24 pension credit ..................................................   26      (6)      (7)      (1)
  Net profit on sale of fixed assets ..........................................           (4)      (2)      --
  Depreciation charges ........................................................          108       89       96
                                                                                        ----     ----     ----
Total non-cash items ..........................................................           98       80       95
                                                                                        ----     ----     ----
  Income from interests in associated undertakings ............................          (20)     (22)     (27)
  Dividends received from associated undertakings .............................           14       11       17
                                                                                        ----     ----     ----
                                                                                          (6)     (11)     (10)
                                                                                        ----     ----     ----
  (Increase)/decrease in inventories ..........................................          (13)       8        5
  (Increase)/decrease in trade receivables and other assets ...................          (79)      22      (25)
  Increase/(decrease) in accounts payable, accrued expenses and provisions ....          114      (16)      23
                                                                                        ----     ----     ----
Movement in working capital ...................................................           22       14        3
                                                                                        ----     ----     ----
Net cash inflow from operating activities before exceptional items ............          942      939      973
Payments relating to exceptional items charged to operating income ............           --       --      (26)
                                                                                        ----     ----     ----
Net cash inflow from operating activities .....................................          942      939      947
                                                                                        ----     ----     ----
  Interest received ...........................................................           19       48       46
  Interest paid ...............................................................         (140)    (109)    (105)
                                                                                        ----     ----     ----
Returns on investments and servicing of finance ...............................         (121)     (61)     (59)
                                                                                        ----     ----     ----
Taxation ......................................................................         (112)    (157)    (180)
                                                                                        ----     ----     ----
  Purchase of tangible fixed assets ...........................................         (124)    (115)    (121)
  Proceeds from sale of fixed assets ..........................................           17       17       10
  Exceptional net proceeds/(payments) from disposals of fixed assets ..........           --       62      (21)
                                                                                        ----     ----     ----
Capital expenditure ...........................................................         (107)     (36)    (132)
                                                                                        ----     ----     ----
  Acquisitions ................................................................   27     (74)    (316)    (726)
  Payments against acquisition provisions .....................................          (53)     (24)      (5)
  Exceptional net proceeds from sales/closures of businesses ..................   27     354      394      104
  Merger expenses .............................................................           --       --       (3)
                                                                                        ----     ----     ----
Acquisitions and disposals ....................................................          227       54     (630)
                                                                                        ----     ----     ----
Equity dividends paid to the shareholders of the parent companies .............         (270)    (299)    (336)
                                                                                        ----     ----     ----
Cash inflow/(outflow) before changes in current asset investments and financing          559      440     (390)
                                                                                        ----     ----     ----
(Increase)/decrease in current asset investments ..............................   27    (577)    (428)     299
Financing .....................................................................   27      29      (10)     120
                                                                                        ----     ----     ----
Increase in cash ..............................................................   27      11        2       29
                                                                                        ====     ====     ====

                   The accompanying notes on pages F-9 to F-34 are an integral part of these combined financial statements.

     Investments held as current assets include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

     FRS 1 (Revised 1996) differs in certain respects from U.S. accounting standard, SFAS 95 "Statement of Cash Flows". The principal differences are explained in Note 29.

     Transactions undertaken to hedge another transaction are reported under the same classification as the transaction that is subject to the hedge.

                   The accompanying notes on pages F-9 to F-34 are an integral part of these combined financial statements.

                        REED ELSEVIER COMBINED BUSINESSES
             STATEMENTS OF CHANGES IN COMBINED SHAREHOLDERS' EQUITY

                                                                               Combined        Combined   Combined
                                                              Combined        premiums in    revaluation  retained  Combined
                                                           share capitals    excess of par    reserves   earnings    total
                                                           --------------   ---------------  -----------  --------  --------
                                                                                 (in (pound) millions)
Balance at December 31, 1994 .............................      169               268             2          980      1,419
  Net income .............................................       --                --            --          554        554
  Ordinary dividends .....................................       --                --            --         (293)      (293)
  Exchange translation differences .......................       --                --            --           (6)        (6)
  Issue of ordinary shares on exercise of options ........        1                32            --           --         33
  Goodwill written off on acquisitions ...................       --                --            --          (21)       (21)
  Goodwill reinstated on sale of businesses ..............       --                --            --           96         96
  Goodwill reinstated on prospective sale of businesses ..       --                --            --          281        281
  Adjustment on translation of Elsevier NV ...............        2                10            --           --         12
                                                               ----              ----          ----        -----      -----
Balance at December 31, 1995 .............................      172               310             2        1,591      2,075
  Net income .............................................       --                --            (2)         606        604
  Ordinary dividends .....................................       --                --            --         (348)      (348)
  Exchange translation differences .......................       --                --            --         (100)      (100)
  Issue of ordinary shares on exercise of options ........        1                34            --           --         35
  Goodwill written off on acquisitions ...................       --                --            --         (200)      (200)
  Goodwill reinstated on sale of businesses ..............       --                --            --           31         31
  Adjustment on translation of Elsevier NV ...............       (4)              (22)           --           --       (26)
                                                               ----              ----          ----        -----      -----
Balance at December 31, 1996 .............................      169               322            --        1,580      2,071
  Net income .............................................       --                --            --          207        207
  Ordinary dividends .....................................       --                --            --         (365)      (365)
  Exchange translation differences .......................       --                --            --            6          6
  Issue of ordinary shares on exercise of options ........        1                20            --           --         21
  Goodwill written off on acquisitions ...................       --                --            --         (451)      (451)
  Goodwill reinstated on sale of businesses ..............       --                --            --           22         22
  Adjustment on translation of Elsevier NV ...............       (3)              (14)           --           --       ( 17)
                                                               ----              ----          ----        -----      -----
Balance at December 31, 1997 .............................      167               328            --          999      1,494
                                                               ====              ====          ====        =====      =====

     Combined share capitals includes non-equity shares of (pound)4 million (1996 (pound)4 million; 1995 (pound)4 million). The accumulated exchange translation differences included in combined retained earnings are (pound)(154) million (1996 (pound)(160) million; 1995 (pound)(60) million).

     Combined retained earnings include the share of the retained earnings of associated undertakings amounting to (pound)60 million (1996 (pound)15 million; 1995 (pound)14 million) including the undistributed reserves of Utell contributed to the joint venture, REZsolutions Inc.. Goodwill reinstated on sale of businesses includes (pound)7 million in respect of minor disposals.

     The accumulated goodwill written off to combined retained earnings in respect of acquisitions is (pound)2,065 million (1996 (pound)1,632 million; 1995 (pound)1,606 million).


                   The accompanying notes on pages F-9 to F-34 are an integral part of these combined financial statements.

                        REED ELSEVIER COMBINED BUSINESSES
                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.   Basis of preparation of financial statements

     The equalization agreement between Reed International P.L.C. and Elsevier NV has the effect that their shareholders can be regarded as having the interests of a single economic group. The principal financial statements are, therefore, the combined Reed Elsevier accounts ("the combined financial statements").

     The combined financial statements encompass the businesses of Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries and associates, together with the parent companies, Reed International P.L.C. and Elsevier NV, ("the combined businesses" or "Reed Elsevier").

     The combined financial statements adopt accounting policies that are in conformity with accounting principles generally accepted in both the United Kingdom and the Netherlands ("U.K. and Dutch GAAP") and are presented under the historical cost convention as modified by the revaluation of land and buildings. These principles differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"); see note 29. Amounts are expressed in pounds sterling ("(pound)"). In preparing these financial statements, certain reclassifications and changes in presentation have been made to the combined financial statements presented in the Reed Elsevier Annual Review in order to conform more closely with accounting presentation and disclosure requirements applicable in the United States.

     The combined financial statements include those of all the combined businesses made up to the end of the fiscal year. The results of businesses acquired are included from the date of effective acquisition and businesses sold are included up to the date of disposal.

Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   Accounting policies

     The significant accounting policies adopted are as follows:

INVESTMENTS HELD AS FIXED ASSETS

     Associated undertakings, where the combined businesses hold a long term equity interest and where there is significant influence, are accounted for on an equity basis. Other fixed asset investments are stated at cost, less provision, if appropriate, for any diminution in value other than temporary.

FOREIGN EXCHANGE TRANSLATION

     Balance sheet items are translated at year end exchange rates. Statement of income items are translated at average exchange rates. The results of hedging transactions for statement of income amounts in foreign currency are accounted for in the statement of income for the relevant year. Exchange translation differences on foreign equity investments and the related foreign currency net borrowings and differences between balance sheet and average rates are taken to retained earnings.

ACQUISITIONS

     On the acquisition of a subsidiary, associate or business, the purchase consideration is allocated between the underlying net tangible and intangible assets on a fair value basis. Any excess cost or goodwill is written off against retained earnings. On any subsequent disposal or closure the goodwill previously written off is added back to retained earnings and is brought into the calculation of profit and loss on disposal or closure.

INTANGIBLE FIXED ASSETS

     Publishing rights and titles, databases, exhibition rights and other intangible assets are stated at fair value on acquisition and are not subsequently revalued. Having no finite economic life, no systematic amortization is applied but provision is made for any permanent impairment in value. Internally developed intangibles are not carried on the balance sheet. Intangible assets are only recognized on more significant acquisitions.

NEW REPORTING STANDARD FRS10

     On December 3, 1997, the U.K. Accounting Standards Board issued Financial Reporting Standard 10 ("FRS10"), "Goodwill and Intangible Assets", which will be applicable for the 1998 financial year. FRS 10 requires both goodwill and intangible assets to be capitalized on acquisition and amortized over their estimated useful lives, which are presumed to be no more than 20 years.

     It is intended, on adoption of FRS10 in 1998, to capitalize all acquired goodwill and intangible assets and amortize them over a maximum period of 20 years, with retrospective application. If this policy had been adopted in 1997, net assets at December 31, 1997 would have been approximately (pound)280 million higher and the non-cash amortization charges would have been approximately (pound)260 million.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

     Property, plant and equipment are stated in the balance sheet at cost or valuation less accumulated depreciation. No depreciation is provided on land. Freehold buildings and long leases are depreciated over their estimated future useful lives, as is plant and equipment which is depreciated on a straight line basis at rates from 5% - 33%. Short leases are written off over the duration of the lease. The increase over cost where property, plant and equipment are stated at market or current valuations is taken directly to the revaluation reserve.

CAPITAL LEASES

     Assets held under leases which confer rights and obligations similar to those attaching to owned assets are capitalized as property, plant and equipment and the corresponding liability to pay rentals is shown net of interest in the accounts as obligations under capital leases. The capitalized values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

OPERATING LEASES

     Operating lease rentals are charged to the income statement on a straight line basis over the periods of the leases.

INVENTORIES

     Inventory and work in progress are stated at the lower of cost including appropriate attributable overheads, on a first in first out basis, and estimated net realizable value.

CURRENT ASSET INVESTMENTS

     Investments held as current assets are stated at the lower of cost and estimated net realizable value.

NET SALES

     Net sales represent the invoiced value of sales on transactions completed by delivery excluding customer sales taxes and sales between the combined businesses.

DEVELOPMENT SPEND

     Development spend incurred on the launch of new products or services is expensed to the statement of income as incurred. The cost of developing software for use internally may be capitalized and written off over its estimated future life.

TAXATION

     Deferred taxation is provided in full for timing differences using the liability method. There is no material difference between this full provision policy and the partial provision method required under U.K. GAAP. No provision is made for tax which would become payable on the distribution of retained earnings by foreign subsidiaries or associated companies or on the sale of intangible assets at stated amounts as there is no present intention to distribute such retained earnings or to sell intangible assets giving rise to a charge. The potential deferred tax has not been quantified.

PENSIONS

     The expected costs of pensions in respect of defined benefit pension schemes are charged to the statement of income so as to spread the cost over the service lives of employees in the schemes. Actuarial surpluses and deficits are allocated over the average expected remaining service lives of employees. Pension costs are assessed in accordance with the advice of qualified actuaries. For defined contribution schemes, the income statement charge represents contributions made.

3.   Segment information

     During 1997 Reed Elsevier's business publishing activities were reorganized into three geographically focused business groups, Cahners Business Information, Reed Business Information and Elsevier Business Information, serving North America, the United Kingdom and Continental Europe respectively. As a result certain operations have been transferred between the reporting segments. On the sale of IPC Magazines in January 1998, the New Scientist title was retained and has been recategorized in the Business segment. Comparative figures have been restated accordingly.

     Discontinued operations, under U.K. and Dutch GAAP, relate wholly to the consumer segment and comprise the consumer publishing businesses divested in 1995, IPC Magazines, excluding New Scientist, and certain operations of Reed Books, which have been divested by the date of approval of this Annual Report.

                                                   1995        1996        1997
                                                   ----        ----        ----
                                                       (in (pound) millions)
By category of activity
Net sales
  Scientific ..................................     532         553         571
  Professional ................................     914       1,037       1,076
  Business ....................................   1,278       1,307       1,340
  Consumer ....................................      81          78          75
                                                  -----       -----       -----
  Continuing operations .......................   2,805       2,975       3,062
  Discontinued operations .....................     844         406         355
                                                  -----       -----       -----
                                                  3,649       3,381       3,417
                                                  =====       =====       =====
Operating income before exceptional items
  Scientific ..................................     211         231         230
  Professional ................................     223         268         296
  Business ....................................     266         288         286
  Consumer ....................................       2           5           7
                                                  -----       -----       -----
  Continuing operations .......................     702         792         819
  Discontinued operations .....................     126          64          66
                                                  -----       -----       -----
                                                    828         856         885
                                                  =====       =====       =====
Depreciation
  Scientific ..................................       9           9          11
  Professional ................................      43          44          47
  Business ....................................      27          26          27
  Consumer ....................................       3           2           2
                                                  -----       -----       -----
  Continuing operations .......................      82          81          87
  Discontinued operations .....................      26           8           9
                                                  -----       -----       -----
                                                    108          89          96
                                                  =====       =====       =====
Total assets
  Scientific ..................................                 701         763
  Professional ................................               1,417       1,520
  Business ....................................               1,415       1,390
  Consumer ....................................                 249         169
  Corporate ...................................               1,192         963
                                                              -----       -----
  Continuing operations .......................               4,974       4,805
  Discontinued operations .....................                 173         198
                                                              -----       -----
                                                              5,147       5,003
                                                              =====       =====

     The corporate segment comprises assets maintained for general purposes, principally cash balances.

Capital expenditure
  Scientific ..................................                  15          19
  Professional ................................                  59          51
  Business ....................................                  36          41
  Consumer ....................................                   1          --
                                                              -----       -----
  Continuing operations .......................                 111         111
  Discontinued operations .....................                   9          12
                                                              -----       -----
                                                                120         123
                                                              =====       =====
Capital employed
  Scientific ..................................                 336         347
  Professional ................................               1,153       1,247
  Business ....................................                 978         715
  Consumer ....................................                 117         113
                                                              -----       -----
  Continuing operations .......................               2,584       2,422
  Discontinued operations .....................                 157         145
                                                              -----       -----
                                                              2,741       2,567
                                                              =====       =====

                                                   1995        1996        1997
                                                   ----        ----        ----
                                                       (in (pound) millions)
Reconciliation of capital employed to combined
  shareholders' equity
Capital employed ..............................               2,741       2,567
  Taxation ....................................                (239)       (187)
  Dividends and net interest payable ..........                (231)       (250)
  Net borrowings ..............................                (196)       (630)
  Minority interests ..........................                  (4)         (6)
                                                              -----       -----
Combined shareholders' equity .................               2,071       1,494
                                                              =====       =====
By geographic origin
Net sales
  North America ...............................   1,376       1,438       1,512
  U.K. ........................................     668         732         763
  The Netherlands .............................     362         369         369
  Rest of Europe ..............................     267         279         263
  Asia/Pacific                                      132         157         155
                                                  -----       -----       -----
  Continuing operations .......................   2,805       2,975       3,062
  Discontinued operations .....................     844         406         355
                                                  -----       -----       -----
                                                  3,649       3,381       3,417
                                                  =====       =====       =====
Operating income before exceptional items
  North America ...............................     313         358         394
  U.K. ........................................     176         203         213
  The Netherlands .............................     119         128         123
  Rest of Europe ..............................      67          74          69
  Asia/Pacific ................................      27          29          20
                                                  -----       -----       -----
  Continuing operations .......................     702         792         819
  Discontinued operations .....................     126          64          66
                                                  -----       -----       -----
                                                    828         856         885
                                                  =====       =====       =====
Total assets
  North America ...............................               2,147       2,230
  U.K. ........................................               1,368       1,548
  The Netherlands .............................                 185         295
  Rest of Europe ..............................               1,146         610
  Asia/Pacific ................................                 128         122
                                                              -----       -----
  Continuing operations .......................               4,974       4,805
  Discontinued operations .....................                 173         198
                                                              -----       -----
                                                              5,147       5,003
                                                              =====       =====
Capital employed
  North America ...............................               1,652       1,520
  U.K. ........................................                 905         771
  The Netherlands .............................                (135)        (65)
  Rest of Europe ..............................                 104         143
  Asia/Pacific ................................                  58          53
                                                              -----       -----
  Continuing operations .......................               2,584       2,422
  Discontinued operations .....................                 157         145
                                                              -----       -----
                                                              2,741       2,567
                                                              =====       =====
By geographic market
Net sales
  North America ...............................   1,470       1,535       1,594
  U.K. ........................................     419         459         468
  The Netherlands .............................     187         193         210
  Rest of Europe ..............................     402         430         414
  Asia/Pacific ................................     327         358         376
                                                  -----       -----       -----
  Continuing operations .......................   2,805       2,975       3,062
  Discontinued operations .....................     844         406         355
                                                  -----       -----       -----
                                                  3,649       3,381       3,417
                                                  =====       =====       =====

4.   Significant acquisitions

     During the three years ended December 31, 1997, Reed Elsevier spent (pound)1,099 million (including deferred consideration) on the acquisition of publishing and information businesses. In the year ended December 31, 1997, acquisitions were made for a total of (pound)725 million after taking account of (pound)8 million of net cash acquired and (pound)3 million transferred from associates. (pound)16 million of the consideration has been deferred to future years. In total, (pound)726 million was paid during the year ended December 31, 1997, including (pound)7 million paid in respect of acquisitions made in previous years, (pound)12 million for associated undertakings (of which (pound)10 million represents a cash contribution to the joint venture, REZsolutions Inc., on its formation) and (pound)1 million in respect of fixed asset investments. The principal acquisitions are listed below.

     In August, 1996 Tolley Publishing Company Limited, a supplier of tax, legal and business information was acquired for (pound)101 million. The fair value of the net assets acquired, excluding goodwill, was (pound)39 million.

     In April , 1997 MDL Information Systems Inc, a provider of scientific information management systems, was acquired for $320 million ((pound)195 million). The fair value of the net assets acquired, excluding goodwill, was (pound)16 million.

     In September, 1997 the Chilton Business Group, a business information publisher, was purchased for $447 million ((pound)273 million). The fair value of the net assets acquired, excluding goodwill, was (pound)151 million.

     Acquisitions are accounted for under the purchase method. The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. Fair value adjustments include the valuation of intangible assets on major acquisitions and the fair value of tangible fixed assets and current assets and liabilities in accordance with Reed Elsevier accounting policies. Where the purchase price has exceeded the fair value of the net tangible and intangible assets acquired, the excess is regarded as goodwill and has been written off against retained earnings.

     The fair value adjustments for acquisitions during the year ended December 31, 1997 are:

                                          Book value on   Fair value
                                           acquisition   adjustments  Fair Value
                                          -------------  -----------  ----------
                                                    (in (pound) millions)
Fixed Assets
  Intangible assets ......................      --           254          254
  Property, plant and equipment ..........      28            --           28
Current assets ...........................      75            (5)          70
Current liabilities ......................     (72)           (4)         (76)
Loans ....................................     (10)           --          (10)
Deferred tax .............................       2             6            8
                                              ----          ----         ----
Net assets acquired ......................      23           251          274
                                              ====          ====         ----
Goodwill arising .........................                                451
                                                                         ----
Consideration (after taking account of
  (pound)8 million of net cash acquired) .                                725
                                                                         ====

     Before taking account of exceptional acquisition related integration costs, the businesses acquired in 1997 contributed (pound)144 million to net sales, (pound)29 million to operating income and (pound)14 million to net cash inflow from operating activities for the period under Reed Elsevier plc ownership.

5.   Exceptional items

     Exceptional items in 1997 comprise the following:

     (i) A provision of (pound)230 million has been made, less tax relief of approximately (pound)87 million, in respect of the estimated cost of programmes to recompense advertisers affected by irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganization costs. Taking into account the prospective trading performance of the Reed Travel Group businesses, a non-cash write down of (pound)250 million has also been made in intangible asset values;

     (ii) Costs of (pound) 11 million incurred relating to the integration of 1997 acquisitions, principally the Chilton Business Group and the titles acquired from the Thomson Corporation;

    (iii) Expenditure in 1997 in connection with the combined businesses' Year 2000 compliance program;

     (iv) The net profit on sale of certain businesses, principally the Heinemann English Language Teaching business, a portfolio of certain U.S. computer magazines and trade shows and the Belgian exhibitions business. The sales or closure of certain Reed Books activities were also completed during the year, which, after taking account of provisions made in earlier years, resulted in no further gain or loss. Exceptional cash proceeds, after expenses, of (pound)102 million were generated from these disposals; and

     (v) Professional fees and other costs incurred in 1997 in respect of the proposed merger, now abandoned, of Reed Elsevier and Wolters Kluwer.

     The net cash inflow in respect of the above items was (pound)73 million. In addition (pound)21 million was paid, for which appropriate provision was made in the prior year, in relation to the disposal of surplus property interests and (pound)2 million was received in respect of prior year business disposals.

                                                   1995        1996        1997
                                                   ----        ----        ----
                                                       (in (pound) millions)
Reed Travel Group
  --provision for customer compensation and
    related expenses and reorganization costs ...    --          --        (230)
Reed Travel Group
  --non-cash write down of intangible assets ....    --          --        (250)
Acquisition related integration costs ...........    --          --         (11)
Year 2000 compliance costs ......................    --          --         (11)
                                                   ----        ----        ----
Charged to operating income .....................    --          --        (502)
                                                   ----        ----        ----
Continuing
  --Net profit on sale of businesses ............    --          --          28
  --Merger expenses .............................    --          --          (3)
  --Net profit on disposal of fixed assets ......    --           1          --
Discontinued
  --Net profit/(loss) on sale of businesses .....   381         (10)        (20)
  --(Creation)/utilization of provisions for
    losses on sale of businesses including the
    write-off of goodwill previously charged
    direct to retained earnings .................  (368)         10          20
                                                   ----        ----        ----
Credited after operating income .................    13           1          25
                                                   ----        ----        ----
Total exceptional items .........................    13           1        (477)
                                                   ====        ====        ====
Tax (net) .......................................   (11)         --          76
                                                   ====        ====        ====

     The exceptional items in 1996 comprised net profit, on which no tax was payable, arising from the divestments of surplus property interests and the utilisation of provisions for the sales or closure of Reed Books businesses. These transactions generated exceptional cash proceeds, after expenses, of (pound)62 million. In addition, net exceptional proceeds of (pound)335 million were received in 1996 in respect of the sales in 1995 of consumer businesses, and a further (pound)59 million on the sale of other non-core businesses.

     The 1995 exceptional items were the net profit of (pound)381 million on the completed sales of consumer publishing businesses and provisions of (pound)278 million and (pound)90 million for the loss, including the write-off of goodwill previously charged direct to reserves, on the intended sale of the Reed Books businesses and on other non-core businesses, respectively. Taxation of (pound)11 million was provided in respect of these transactions.

6.   Adjusted figures

     In previous years, "headline" figures have been presented which were calculated in accordance with the recommendations of the Institute for Investment Management and Research ("IIMR") which excluded certain abnormal non trading items. In order to provide a more meaningful measure of underlying performance, "adjusted" figures are now presented which exclude all exceptional items. There is no difference between the headline and adjusted bases in the comparative periods.

     The adjustments in arriving at adjusted profits are the exceptional items and details are provided below:

                                                   1995        1996        1997
                                                   ----        ----        ----
                                                       (in (pound) millions)
Income before tax ...............................   736         806         346
Adjustments:
  Reed Travel Group
    --provision for customer compensation and
      related expenses and reorganization costs .    --          --         230
    --non-cash write down of intangible assets ..    --          --         250
  Acquisition related integration costs .........    --          --          11
  Year 2000 compliance costs ....................    --          --          11
  Net profit on sale of businesses ..............  (381)         --         (28)
  Provision for losses on sale of businesses ....   368          --          --
  Merger expenses ...............................    --          --           3
  Net profit on disposal of fixed assets ........    --          (1)         --
                                                   ----        ----        ----
  Adjusted income before tax ....................   723         805         823
                                                   ====        ====        ====
Net income ......................................   554         604         207
Adjustments:
  Reed Travel Group
    --provision for customer compensation and
      related expenses and reorganization costs .    --          --         143
    --non-cash write down of intangible assets ..    --          --         250
  Acquisition related integration costs .........    --          --           7
  Year 2000 compliance costs ....................    --          --           7
  Net profit on sale of businesses ..............  (370)         --          (9)
  Provision for losses on sale of businesses ....   368          --          --
  Merger expenses ...............................    --          --           3
  Net profit on disposal of fixed assets ........    --          (1)         --
                                                   ----        ----        ----
  Adjusted net income ...........................   552         603         608
                                                   ====        ====        ====

7.   Operating income
                                                   1995        1996        1997
                                                   ----        ----        ----
                                                       (in (pound) millions)
Operating income is arrived at after charging:
  Operating lease rentals .......................    82          69          61
  Advertising and promotion .....................   163         157         147
  Royalties expense .............................    99         112         124

8.   Interest expense
                                                   1995        1996        1997
                                                   ----        ----        ----
                                                       (in (pound) millions)
On loan capital .................................   (69)        (72)        (59)
On promissory notes, bank loans and overdrafts ..   (53)        (36)        (40)
On capital leases ...............................    (4)         (1)         (1)
                                                   ----        ----        ----
                                                   (126)       (109)       (100)
                                                   ====        ====        ====

9.   Taxes on income

     (a)  Taxes on income charged to earnings were as follows:

                                                   1995        1996        1997
                                                   ----        ----        ----
                                                       (in (pound) millions)
U.K. taxation
  Current .......................................    62          71          76
  Deferred ......................................     6           3          (3)
Dutch taxation
  Current .......................................    52          51          50
  Deferred ......................................    --          --          --
Rest of World taxation
  Current .......................................    36          70          70
  Deferred ......................................     8          --          12
Share of tax attributable to associated
  undertakings ..................................     6           6           9
Exceptional items
  Current .......................................    11          --           4
  Deferred ......................................    --          --         (80)
                                                   ----        ----        ----
                                                    181         201         138
                                                   ====        ====        ====

     (b) The table below reconciles the local statutory tax rate to the effective rate obtained by computing the tax charges as a percentage of income before taxes.

                                                   1995        1996        1997
                                                   ----        ----        ----
                                                       (in (pound) millions)
Income before taxes
  United Kingdom ................................   200         225         224
  The Netherlands ...............................   177         159         150
  Rest of World .................................   346         421         449
  Exceptional items .............................    13           1        (477)
                                                   ----        ----        ----
                                                    736         806         346
                                                   ====        ====        ====

                                                   1995        1996        1997
                                                   ----        ----        ----
                                                       (in (pound) millions)
Tax charged at local statutory rates ............   226         246          80
Intangibles assets amortized ....................   (49)        (42)        (44)
Tax credit on dividend from Reed Elsevier plc
  to Elsevier NV ................................    (5)         (3)         (2)
Permanent differences ...........................     4           4           5
Other items .....................................    (1)         (4)          8
Exceptional charges not tax relieved ............     6          --          91
                                                   ----        ----        ----
Actual tax charge ...............................   181         201         138
                                                   ====        ====        ====

     Tax charged at local statutory rates is calculated by reference to the appropriate statutory tax rate of each jurisdiction in which the combined businesses operate.

     (c)  Deferred taxation

     The closing balance is analyzed as follows:

                                                             1996         1997
                                                             ----         ----
                                                           (in (pound) millions)
Deferred tax liabilities
  Pension prepayment ....................................     (42)         (39)
  Other timing differences ..............................      (6)         (14)
                                                             ----         ----
                                                              (48)         (53)
                                                             ====         ====
Deferred tax assets
  Excess of tax allowances over amortization ............      --            1
  Acquisition and other provisions ......................      52          129
  Other timing differences ..............................       1           --
                                                             ----         ----
                                                               53          130
                                                             ----         ----
Total assets ............................................       5           77
                                                             ====         ====

     Deferred taxation is provided in full for timing differences using the liability method.

     The increase in the deferred tax asset in respect of acquisition and other provisions is mainly attributable to the Reed Travel Group provision; see note 22.

     No provision is made for the tax which would become payable on the distribution of retained earnings by foreign subsidiaries or associated companies or on the sale of intangible assets as there is no present intention to distribute such retained earnings or to sell intangible assets giving rise to a charge. The potential deferred tax has not been quantified as it is not practicable to determine the liabilities.

10.  Dividends--ordinary
                                                   1995        1996        1997
                                                   ----        ----        ----
                                                       (in (pound) millions)
Reed International P.L.C.. ......................   139         156         167
Elsevier NV .....................................   154         192         198
                                                   ----        ----        ----
Combined ........................................   293         348         365
                                                   ====        ====        ====

     Dividends  include the dividend in 1997 for Reed  International  P.L.C.  of
14.6 pence per share (1996 13.6 pence per share; 1995 12.25 pence per share) after adjusting for the two for one share subdivision which became effective on May 2, 1997 and the dividend for Elsevier NV of Dfl 0.95 per share (1996 Dfl
0.76 per share; 1995 Dfl 0.59 per share).

     Dividends paid to Reed International P.L.C. and Elsevier NV shareholders are equalized at the gross level inclusive of the U.K. tax credit currently 20%, reducing to 10% on April 6, 1999) received by certain Reed International P.L.C. shareholders. The cost of funding the Reed International P.L.C. dividend is, therefore, lower than that of Elsevier NV. The proposed dividends totalling
(pound)251 million as at December 31, 1997 were declared by the Boards of Reed International P.L.C. and Elsevier NV as second interim dividends.

11.  Trade receivables

                                                             1996         1997
                                                             ----         ----
                                                           (in (pound) millions)
Trade accounts ..........................................     504          559
Less provisions .........................................     (38)         (39)
                                                             ----         ----
                                                              466          520
                                                             ====         ====

12.  Inventories
                                                             1996         1997
                                                             ----         ----
                                                           (in (pound) millions)
Raw materials ...........................................      26           22
Work in progress ........................................      31           27
Finished goods ..........................................      82           72
                                                             ----         ----
                                                              139          121
                                                             ====         ====

13.  Prepaid expenses and other current assets

                                                             1996         1997
                                                             ----         ----
                                                           (in (pound) millions)
Amounts owed by associated undertakings .................       2            2
Deferred tax ............................................      --           57
Advance corporation tax .................................      46           42
Other receivables .......................................      57           61
Prepayments and accrued income ..........................      96          115
                                                             ----         ----
                                                              201          277
                                                             ====         ====

14.  Non current receivables
                                                             1996         1997
                                                             ----         ----
                                                           (in (pound) millions)
Trade receivables .......................................       5            7
Deferred tax ............................................       5           20
Pension prepayment ......................................     132          133
Prepayments, accrued income and other receivables .......       5            5
                                                             ----         ----
                                                              147          165
                                                             ====         ====

15.  Investments held as fixed assets
                                                             1996         1997
                                                             ----         ----
                                                           (in (pound) millions)
Investments in associated undertakings ..................     164          206
Loans to associated undertakings ........................       2            2
Other investments .......................................      14           19
                                                             ----         ----
                                                              180          227
                                                             ====         ====

     Investments in associated undertakings principally comprise Reed Elsevier's interests in Shepard's (a 50% partnership interest in a U.S. legal publisher), Giuffre (a 40% shareholding in an Italian legal publisher), REZsolutions Inc. (a 67% shareholding in a hotel reservation and marketing business), and Book Club Associates (a 50% investment in a U.K. partnership) which is intended to be sold in due course.

     REZsolutions Inc. is a joint venture company which was formed in late 1997, and to which Reed Elsevier contributed the Utell hotel reservation business in return for its 67% non-controlling interest. No gain or loss has been recognized on this transaction.

     Additions  to  other   investments   include   (pound)5   million  as  part
consideration received in relation to minor business disposals in 1997.

16.  Property, plant and equipment

                                                                 Plant,
                                                               Equipment
                                                   Land and   & Computer
                                                  Buildings     Systems    Total
                                                  ----------   ---------   -----
                                                       (in (pound) millions)
Cost or valuation
At December 31, 1996 ...........................     135           614      749
  Additions ....................................       5           118      123
  Acquisitions .................................      17            11       28
  Sale of businesses ...........................      (9)           (8)     (17)
  Transfer to associated undertakings ..........      --           (23)     (23)
  Disposals ....................................      --           (83)     (83)
  Exchange differences .........................      --            (6)      (6)
                                                    ----          ----     ----
At December 31, 1997 ...........................     148           623      771
                                                    ====          ====     ====
Accumulated depreciation
At December 31, 1996 ...........................      40           386      426
  Charge for the year ..........................       4            92       96
  Sale of businesses ...........................      (4)           (5)      (9)
  Transfer to associated undertakings ..........      --           (13)     (13)
  Disposals ....................................      --           (73)     (73)
  Exchange differences .........................      --            (4)      (4)
                                                    ----          ----     ----
At December 31, 1997 ...........................      40           383      423
                                                    ====          ====     ====
Net book amounts
At December 31, 1997 ...........................     108           240      348
                                                    ====          ====     ====
At December 31, 1996 ...........................      95           228      323
                                                    ====          ====     ====

     The cost or valuation of land and buildings comprises:

                                                             1996         1997
                                                             ----         ----
                                                           (in (pound) millions)
Freehold property .......................................     114          127
Leasehold property, more than 50 years unexpired ........      18           18
Leasehold property, less than 50 years unexpired ........       3            3
                                                             ----         ----
                                                              135          148
                                                             ====         ====

     At December 31, 1997 and 1996, all assets were included at cost. No depreciation has been provided on land ((pound)10 million (1996 (pound)5 million)).

     The net book amount includes (pound)9 million (1996 (pound)11 million) in respect of assets held under capital leases.

17.  Intangible assets

                                                           (in (pound) millions)
At December 31, 1995 .....................................         2,708
Additions ................................................            59
Disposals ................................................           (18)
Exchange differences .....................................          (199)
                                                                   -----
At December 31, 1996 .....................................         2,550
Additions (note 4) .......................................           254
Transfer to associated undertakings ......................           (32)
Disposals ................................................           (48)
Exceptional write down of Reed Travel Group intangibles ..          (250)
Exchange differences .....................................            27
                                                                   -----
At December 31, 1997 .....................................         2,501
                                                                   =====

18.  Borrowings
                                                             1996         1997
                                                             ----         ----
                                                           (in (pound) millions)
Bank loans, overdrafts and commercial paper
Drawn under facilities  expiring in year to December 31,
  1998 ..................................................      --          320
  1999 ..................................................      19           --
  2003 ..................................................      27           --
Commercial paper ........................................     479          459
                                                             ----         ----
                                                              525          779
                                                             ====         ====

                                             Year end
                              Currency    interest rates      1996       1997
                              --------    --------------      ----       ----
                                                 %         (in (pound) millions)
Other loans
Eurobond 1997 ..............  U.S. dollar         9.63          88         --
Medium term notes 1997 .....  U.S. dollar    7.11-7.28          46         --
Eurobond 1999 ..............  U.S. dollar         7.50         117        121
Medium term notes 1999 .....  U.S. dollar    7.66-7.76          11         12
Private placement 1999 .....  Guilders            9.70          42         41
Private placement 2000 .....  U.S. dollar         9.71          58         60
Public notes 2000 ..........  U.S. dollar         6.63          88         90
Private placement 2003 .....  U.S. dollar         8.50          73         76
Loan Stock 1999/2004 .......  Sterling            9.00           5         --
Public notes 2005 ..........  U.S. dollar         7.00          88         90
Loan Stock 2004/2009 .......  Sterling            4.50           2         --
Private placement 2023 .....  U.S. dollar         6.63          88         90
Public debentures 2025 .....  U.S. dollar         7.50          88         90
Finance leases .............  U.S. dollar      Various          11          8
Miscellaneous ..............  Guilders         Various           7         17
                                                              ----       ----
                                                               812        695
                                                              ====       ====

                                             Bank loans,
                                           overdrafts and
Analysis by year of repayment             commercial paper   Other Loans   Total
                                          ----------------   -----------   -----
                                                   (in (pound) millions)
Within 1 year ..........................         779               6         785
                                                ----            ----       -----
Within 1 to 2 years ....................          --             180         180
Within 2 to 3 years ....................          --             156         156
Within 3 to 4 years ....................          --               5           5
Within 4 to 5 years ....................          --              --          --
Thereafter .............................          --             348         348
                                                ----            ----       -----
                                                  --             689         689
                                                ----            ----       -----
Total ..................................         779             695       1,474
                                                ====            ====       =====

     At December 31, 1996 bank loans and overdrafts of (pound)46 million were classified as borrowings due after more than one year because they were supported by facilities with the same bank that had a maturity of over one year; there were no such borrowings classified as due after more than one year as at December 31, 1997. The committed facility is subject to covenants which restrict gross borrowings and secured borrowings by reference to Reed Elsevier's earnings before interest, tax, depreciation and amortisation. There is also a covenant restricting the ability to dispose of a substantial proportion of assets (except for full consideration) if such disposal materially and adversely affects the combined Reed Elsevier net assets or income.

     Interest rates disclosed above are those on the underlying borrowings and do not take account of net interest on interest rate swaps (see note 19).

                                                 Expiring      Expiring
Undrawn bank facilities at December 31, 1997  within 1 year  after 1 year  Total
                                              -------------  ------------  -----
                                                     (in (pound) millions)
Overdraft ...................................      106            --        106
Uncommitted lines of credit .................      247            --        247
Undrawn committed facilities ................       --           555        555

Short term loans and overdrafts                              1996         1997
                                                             ----         ----
                                                           (in (pound) millions)
Weighted average interest rate during year ..............    5.8%         5.8%
Year end weighted average interest rate .................    5.8%         6.3%

     The weighted  average  interest  rate for the year was computed by dividing
actual  interest  expense  for  the  year  by  the  average   month-end  amounts
outstanding for short term bank loans and commercial paper.

19.  Financial instruments

     The use of financial instruments by Reed Elsevier is limited to hedging activities and no trading positions result from their use; see Item 9A Qualitative and Quantitative Disclosures about Market Risk. Consequently, the impact of interest rate swaps and forward rate agreements is accrued as net interest income or expense as realized over the life of the agreement. No realized or unrealized gains or losses on such financial instruments are recognized separately. Realized or unrealized gains and losses recognized on forward foreign exchange contracts are offset by complementary realized or unrealized gains or losses on the underlying transactions hedged through the use of such contracts. The total net unrealized gain on open forward foreign exchange contracts was (pound)2 million at December 31, 1997.

     The estimated fair values of Reed Elsevier's financial instruments, both on and off balance sheet, are as follows:

                                                    Carrying                    Carrying
                                                     amount      Fair Value      amount      Fair Value
                                                  December 31,  December 31,  December 31,  December 31,
                                                      1996          1996          1997          1997
                                                  ------------  ------------  ------------  ------------
                                                                   (in (pound) millions)
Assets:
  Cash ..........................................        85            85          110           110
  Short term investments                              1,056         1,056          734           734
Liabilities:
  Bank loans, overdrafts and commercial paper ...      (525)         (525)        (779)         (779)
  Other loans ...................................      (812)         (830)        (695)         (721)
Off balance sheet:
  Interest rate swaps ...........................        --            (2)          --            (1)
  Currency swaps ................................        --             2            1            (2)
  Forward rate agreements .......................        --            --           --            --
  Forward foreign exchange contracts ............        --             5           --             2

     The amounts shown as carrying amounts in respect of off balance sheet financial instruments represent accruals or deferred income arising from these financial instruments. For certain instruments, including cash, short term investments and short term debt, it has been assumed that the carrying amount approximates fair value because of the short maturity of these instruments. The fair value of long term debt has been based on current rates offered to Reed Elsevier for debt of the same remaining maturities. The fair values for interest rate swaps represent the replacement cost calculated using market rates of interest as at December 31, 1997 and 1996.

     The gross notional amounts of interest rate swaps are as follows:

                                  December 31,     New      Maturities/  Forward swaps  December 31,
                                      1996      Contracts  terminations    commencing       1997
                                  ------------  ---------  ------------  -------------  ------------
                                            (in (pound) millions; stated at exchange rates
                                                   prevailing at December 31, 1997)
Interest rate swaps
U.S. dollar .....................      500           --        (440)          181            241
Australian dollar ...............       10           14          (4)           --             20
Canadian dollar .................        3           --          --            --              3
French franc ....................       --           95          --            --             95
Guilder .........................      138           --         (45)           --             93
                                      ----         ----        ----          ----           ----
                                       651          109        (489)          181            452
                                      ----         ----        ----          ----           ----
Forward swaps
U.S. dollar .....................      181           --          --          (181)            --
                                      ----         ----        ----          ----           ----
                                       181           --          --          (181)            --
                                      ----         ----        ----          ----           ----
Totals ..........................      832          109        (489)           --            452
                                      ====         ====        ====          ====           ====

     The amounts of future maturities and outstanding notional principal of the above interest rate swap agreements are as follows:


                                         Maturities       Outstanding
                                           in year          notional
                                            ending        principal at
                                         December 31,     December 31,
                                         ------------     ------------
                                              (in (pound) millions)
1998...........................               157               295
1999...........................                79               216
2000...........................               111               105
2001...........................                60                45
Thereafter.....................                45                --
                                            -----
                                              452
                                            =====

     The weighted average interest rates on interest rate swap agreements in existence at December 31, 1997 are shown below:

                                U.S.$      AUD       Dfl      CAD       FFr
                                -----      ---       ---      ---       ---
Interest Rate Swaps
Pay Fixed ....................  6.74%     7.71%      --      8.24%     4.34%
Receive Floating .............  5.73%     5.03%      --      3.80%     3.58%
Pay Floating .................    --        --     3.61%       --        --
Receive Fixed ................    --        --     6.15%       --        --

     The fixed rates shown above as payable and receivable under interest rate swaps are the weighted average fixed rates specified in the swap contracts. The floating rates shown above as payable and receivable under interest rate swaps are the weighted average floating rates in effect as of December 31, 1997. The floating rate portions of the swaps are based on U.S. dollar commercial paper rates or LIBOR, Australian dollar Bank Bill rates, Canadian dollar Banker's Acceptance rates, Dutch guilder AIBOR or French franc PIBOR. The weighted average floating rates shown above assume these floating interest rates will remain constant throughout the remaining terms of the swap contracts. However, changes in any of these floating interest rates would affect the weighted average floating rates shown.

     At December 31, 1997, Reed Elsevier had one swap contract with a notional amount of CAD 8 million ((pound)3 million) that contained an embedded written interest rate option at December 31, 1997. Under this contract, Reed Elsevier pays a below-market fixed rate of interest and receives a floating rate of interest (Canadian dollar Banker's Acceptance), as long as the floating rate of interest remains at or below a predetermined rate. If the floating rate exceeds the predetermined rate, Reed Elsevier pays a floating rate of interest and receives a floating rate of interest. In such circumstances, the floating rate of interest to be paid by the company is calculated as the floating interest rate (Canadian dollar Banker's Acceptance) less a predetermined spread which is contractually agreed with the counterparty. The spread represents the premium income earned by Reed Elsevier for writing the embedded interest rate option.

     At December 31, 1997, the gross notional amount of forward rate agreements totalled (pound)120 million. Two agreements covered a three month period ending in April, 1998. Both agreements are denominated in Dutch guilders (Dfl 400 million).


                     December 31,   New                December 31, Average rate
                        1996      contracts  Maturities   1997      receivable
                        ----      ---------  ----------   ----      ----------
                    (In (pound) millions, stated at exchange rates prevailing at
                                       December 31, 1997)
U.S. dollars..........   --         120       (120)         --
Guilders..............   15         120        (15)         120       3.64%
Sterling..............   --         100       (100)         --
                        ---         ---       -----        ----
                         15         340       (235)        120
                        ===         ===       =====        ====

     At December 31, 1997, the gross notional amount of forward foreign exchange contracts totalled (pound)469 million (1996 (pound)475 million) as shown below:

                                       December 31, 1996      December 31, 1997
                                      -------------------     ------------------
                                      Currency    Currency    Currency  Currency
                                        sold       bought      sold      bought
                                        ----       ------      ----      ------
                                                  (in (pound) millions)
U.S. dollars ...................         184          48         174          39
Guilders .......................          27          79          31          12
Sterling .......................           9          96           2         143
Other currencies ...............          15          17          26          42
                                         ---         ---         ---         ---
                                         235         240         233         236
                                         ===         ===         ===         ===

     All forward foreign exchange contracts mature within one year.

20 Obligations under capital leases

     The future capital lease payments to which the combined businesses are committed are:

                                                         1996        1997
                                                         ----        ----
                                                       (in (pound) millions)
Repayable:
Within 1 year ......................................       6           4
Between 1 and 2 years ..............................       3           3
Between 2 and 5 years ..............................       2           2
Over 5 years .......................................       1          --
Less: interest charges allocated
 to future period ..................................      (1)         (1)
                                                         ---         ---
Total...............................................      11           8
                                                         ===         ===
Obligations included in short term
 borrowings and current portion of
 long term borrowings...............................       6           4
                                                         ---         ---
Obligations included in long term
 borrowings, less current portion...................       5           4
                                                         ===         ====


21 Accounts payable and accrued liabilities

                                                        1996          1997
                                                        ----          ----
                                                       (in (pound) millions)
Accounts payable ...................................     200           187
Subscriptions received in advance ..................     388           418
Interest payable ...................................       7             2
Accrued salaries ...................................      42            48
Accruals ...........................................     224           246
Other creditors ....................................     193           230
                                                       -----         -----
                                                       1,054         1,131
                                                       =====         =====

22 Provisions for liabilities and charges


                                  Losses on
                                    sale of                      Pensions and    Reed Travel
                                   business      Acquisitions    severance pay      Group        Other       Total
                                   --------      ------------    -------------      -----        -----       -----
                                                                     (in (pound) millions)
At December 31, 1996 ............     42              20               8              --            5          75
Provided ........................     --              --               2             230           --         232
Utilised ........................    (20)             (6)             (1)             (7)          --         (34)
Exchange differences ............     --              --              --              (3)          --          (3)
                                     ----            ----            ----            ----         ----        ----
At December 31, 1997 ............     22              14               9             220            5         270
                                     ====            ====            ====            ====         ====        ====


     The provision for Reed Travel Group of (pound)230 million is in respect of the estimated cost of programs to recompense advertizers in relation to irregularities in circulation claims, related expenses and reorganization costs.

23 Combined share capital

                                                         Issued and  Issued and
                                            Authorised   Fully Paid  Fully Paid
                                               1997         1996        1997
                                               ----         ----        ----
                                                     (in (pound) millions)
Reed International P.L.C
Preference shares (cumulative) at
 (pound)1.00 each
Redeemable at par at the option of
 the company
3.15% (previously 4.5%) ..................          2          2          2
3.85% (previously 5.5%) ..................          1          1          1
Non-redeemable
3.50% (previously 5%) ....................         --         --         --
4.90% (previously 7%) ....................          1          1          1
                                                  ---        ---        ---
Non equity shares ........................          4          4          4
Ordinary shares of 12.5p each
 (previously 25p) ........................        143        142        143
Unclassified shares of 12.5p
 each (previously 25p) ...................         41         --         --
                                                  ---        ---        ---
Total ....................................        188        146        147
                                                  ===        ===        ===



     Following the resolution at the Annual General Meeting in April 1997, Reed International P.L.C. undertook a two for one subdivision of its ordinary shares which became effective on May 2, 1997.


                                                         Issued and  Issued and
                                            Authorised   Fully Paid  Fully Paid
                                               1997         1996        1997
                                               ----         ----        ----
                                                     (in Dfl millions)
Elsevier NV
Ordinary shares of Dfl 0.10 each ..........    210           67           67
                                               ===          ===          ===


     The Reed International P.L.C. preference share capital of (pound)4 million represents non-equity share capital and is the extent of the non-equity interest in combined shareholders' equity.

     Combined share capitals of(pound)167 million (1996(pound)169 million) exclude the R-shares of Elsevier NV held by Reed International P.L.C.

     Details of share option schemes separately operated by Reed International P.L.C. and Elsevier NV are presented in the notes to their respective financial statements.

24 Leasing commitments

     Minimum future rental commitments under non-cancellable operating leases at December 31, 1997 were as follows:

                                                                  Operating
                                                                   leases
                                                                   ------
                                                                (in (pound)
                                                                 millions)
1998 ..............................................................   63
1999 ..............................................................   48
2000 ..............................................................   47
2001 ..............................................................   45
2002 ..............................................................   42
2003 and thereafter ...............................................  224
                                                                     ---
                                                                     469
                                                                     ===

     The annual commitments under operating leases at December 31, 1997 are:

                                                                  (in (pound)
                                                                    millions)
  Expiry of operating leases     -- falling due within 1 year            8
                                 -- falling due within 1 to 5 years     18
                                 -- falling due after 5 years           37
                                                                     -----
                                                                        63
                                                                     =====

25 Contingent liabilities

     There are contingent liabilities amounting to (pound)33 million (1996 (pound)40 million) in respect of borrowings of former subsidiaries and (pound)8 million (1996 (pound)10 million) in respect of borrowings of associated undertakings.

     There are a number of outstanding legal claims against the combined businesses but they are not considered to be material in the context of these financial statements.

26 Pension schemes

     A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds.

     The main U.K. scheme, which covers the majority of U.K. employees, was subject to a valuation by Watson Wyatt Partners, consultants, as at April 5, 1997. The scheme is valued formally every three years, the next valuation being as at April 2000.

      The principal 1997 valuation assumptions were:

Actuarial method                                       :  projected unit method
Annual rate of return on investments                   :  8%
Annual increase in total pensionable remuneration      :  6%
Annual rate of return                                  :  3.5%
Annual increase in present and future pensions
  in payment                                           :  4%

     The actuarial value placed on the assets was sufficient to cover 123% of the benefits that had accrued to members. The actuarial surplus is being spread as a level amount over the average remaining service lives of current employees, which has been assessed as eight years. The market value of the scheme's assets at the date of valuation was (pound)1,293 million excluding assets held in respect of members' additional voluntary contributions. This valuation takes account of the measures announced by the U.K. government in its budget of July, 1997, which ended the rights of U.K. pension funds to receive tax credits on U.K. dividends. On the recommendation of the actuaries, no company contributions have been made to the scheme since April 1, 1989.


     The main non U.K. schemes are in the United States and the Netherlands. Assessments for accounting purposes have been carried out by external qualified actuaries using prospective benefit methods with the objective that current and future charges remain a stable percentage of pensionable payroll. The principal actuarial assumptions adopted in the assessments of the major schemes assume that, over the long term, investment returns will marginally exceed the annual increase in pensionable remuneration and in present and future pensions. The actuarial value of assets of the schemes approximated to the aggregate benefits that had accrued to members, after allowing for expected future increases in pensionable remuneration and pensions in course of payment.

     Reed Elsevier companies have no significant health and medical plans providing post-retirement benefits.

      The net pension charge was (pound)25 million (1996 (pound)17 million; 1995 (pound)22 million), including a net (pound)1 million (1996 (pound)7 million, 1995 (pound)6 million) SSAP 24 credit related to the main U.K. scheme. The net SSAP 24 credit comprises a regular cost of (pound)19 million (1996 (pound)17 million, 1995 (pound)17 million), offset by amortization of the net actuarial surplus of (pound)20 million (1996 (pound)24 million, 1995 (pound)23 million). Pension contributions made in the year amounted to (pound)26 million (1996 (pound)24 million, 1995 (pound)28 million). A prepayment of (pound)133 million (1996 (pound)132 million, 1995 (pound)125 million) is included in non current receivables, representing the excess of the pension credit to profit since 1988 over the amounts funded to the main U.K. scheme.

27 Statements of Cash Flows

                                                      1995       1996      1997
                                                      ----       ----      ----
                                                      (in (pound) millions)
Financing

Issue of ordinary shares ......................        33         35         21
Issuance of long term borrowings ..............       284         --          4
Repayment of long term borrowings .............        (2)       (80)      (151)
Redemption of minority interest
  preference shares ...........................        --         --         (3)
Redemption of finance leases ..................        --         (8)        (6)
Net movement in promissory notes
  and bank loans ..............................      (286)        43        255
                                                     ----       ----       ----
                                                       29        (10)       120
                                                     ====       ====       ====

     The repayment of long term borrowings principally relates to a $150 million Eurobond and $80 million of medium term notes which matured during the year. In 1996 a $125 million Eurobond was repaid on maturity.


Reconciliation of net debt

                                                Current
                                                 asset
                                      Cash    Investments Borrowings    Total
                                      ----    ----------- ----------   -------
                                               (in (pound) millions)
At December 31, 1995 .............      86         757     (1,523)       (680)
                                    ------      ------     ------      ------
Cash flow ........................       2         428         45         475
Inception of finance leases ......      --          --         (5)         (5)
Exchange differences .............      (3)       (129)       146          14
                                    ------      ------     ------      ------
At December 31, 1996 .............      85       1,056     (1,337)       (196)
                                    ------      ------     ------      ------
Cashflow .........................      29        (299)      (102)       (372)
Inception of finance leases ......      --          --         (2)         (2)
Loans in acquired businesses .....      --          --        (10)        (10)
Exchange differences .............      (4)        (23)       (23)        (50)
                                    ------      ------     ------      ------
At December 31, 1997 .............     110         734     (1,474)       (630)
                                    ======      ======     ======      ======


     Borrowings comprise loan capital, finance leases, promissory notes and bank loans and are further analyzed in note 18.

     Discontinued   operations   contributed(pound)65   million  (1996:(pound)78
million, 1995:(pound)94 million) to net cash inflow from operating activities.


                                                     1995      1996       1997
                                                     ----      ----       ----
                                                        (in (pound) millions)
Acquisitions
Purchase of subsidiary undertakings
   (including deferred consideration ..........       (71)      (155)      (713)
from prior years)
Investment in associated undertakings .........        (2)      (157)       (12)
Purchase of fixed asset investments ...........        (1)        (4)        (1)
                                                     ----       ----       ----
Total .........................................       (74)      (316)      (726)
                                                     ====       ====       ====


     Of the (pound)12 million additions to associated undertakings, (pound)10 million represents a cash contribution to the joint venture REZsolutions Inc., on its formation.

     Additions  to  other   investments   include   (pound)5   million  as  part
consideration received in relation to minor business disposals in 1997.


                                                     1995       1996        1997
                                                     ----       ----        ----
                                                       (in (pound) millions)
Exceptional net proceeds from
  sale/closure of business

Net assets divested ...........................       212         48         73
Goodwill reinstated on sales
  of businesses ...............................        96         25         15
Provision made in 1995 for losses
  on sales of businesses ......................        --        (10)       (20)
Net profit ....................................       381         --         28
                                                     ----       ----       ----
Consideration in respect of sales
  of businesses, net of expenses ..............       689         63         96
Consideration received in respect
  of sale of businesses in prior years,
  net of expenses .............................        --        339          2
                                                     ----       ----       ----
Net consideration from sales
  of businesses ...............................       689        402         98
                                                     ----       ----       ----
Net proceeds from closures of business ........        --         --          8
                                                     ----       ----       ----
Total .........................................       689        402        106
                                                     ====       ====       ====
Satisfied by:
Cash ..........................................       354        394        104
Investments ...................................        --          6         --
Amount receivable .............................       369          2          2
Lease commitments accrued less costs
  paid to date ................................       (34)        --         --
                                                     ----       ----       ----
Total .........................................       689        402        106
                                                     ====       ====       ====


28 Post Balance Sheet Events

(i) Sale of IPC Magazines

     On January 5, 1998 Reed Elsevier announced the sale of IPC Magazines (excluding New Scientist, which is being retained) to an institutional buy-out organised by Cinven, for cash consideration of (pound)860 million. The sale will result in an exceptional profit in excess of (pound)500 million and net proceeds after appropriate tax provisions and selling costs of the order of (pound)750 million. In the year ended December 31, 1997, the business disposed of generated sales and operating profit of (pound)342 million and (pound)69 million respectively.

(ii) Proposed merger of Reed Elsevier and Wolters Kluwer

     On March 9, 1998, Reed International P.L.C. and Elsevier NV announced that the proposed merger with Wolters Kluwer nv, previously announced on October 13, 1997, had been abandoned. The Boards of Reed International P.L.C. and Elsevier NV had concluded that the revisions to the merger terms which Wolters Kluwer nv sought -- reflecting in the main their concerns about the impact of regulatory approvals -- meant that the merger could no longer be seen to be in the best interests of shareholders.

29 Summary of differences between U.K. and Dutch GAAP and U.S. GAAP

     The combined financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom and the Netherlands ("U.K. and Dutch GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). These differences relate principally to the following items and the approximate effect on net income and combined shareholders' equity is shown in the following tables.

Discontinued operations and sale of businesses.

     Discontinued operations, as separately categorized in the income statements under U.K. and Dutch GAAP and U.S. GAAP, may relate only to significant business segments. Under U.K. and Dutch GAAP, such businesses are separately segmented as Discontinued only when sale transactions or closures have been completed. Under U.S. GAAP, such businesses are segmented as Discontinued once formal commitment to sale or closure is made.

     Under U.S. GAAP net income from discontinued operations includes all operating results of the discontinued operations and the gain or loss on sale. Under U.K. and Dutch GAAP operating results from discontinued operations are disclosed as a separate segment within trading profit and the gain or loss on sale is disclosed as an exceptional item. Under U.K. and Dutch GAAP discontinued operations relate wholly to the Consumer segment and comprise the consumer publishing business divested

29  Summary  of  differences  between  U.K.  and  Dutch  GAAP  and  U.S.  GAAP -
    (continued)


in 1995, IPC Magazines, excluding New Scientist, and certain operations of Reed Books, which have been divested by the date of approval of this Annual Report. It is the intention to sell the remaining operations of Reed Books in due course.

     The adjustment in relation to the sale of businesses in 1995 reflects the substantially lower goodwill and intangible asset values attributed to the businesses concerned under U.S. GAAP due to amortization in prior periods.

Goodwill and other intangible assets


     Under U.K. and Dutch GAAP, goodwill arising on business combinations treated as acquisitions may be written off against retained earnings. Other intangibles, principally publishing rights and titles, databases and exhibition rights, are carried at fair value on acquisition with no systematic amortization, as they have no finite economic life. The carrying value of these intangible assets are evaluated periodically to determine whether there has been a permanent loss in value, by reviewing current and estimated future earnings and cash flows on an undiscounted basis.

     Under U.S. GAAP, goodwill and other intangibles acquired prior to November 1, 1970, the effective date of APB Opinion 17, Intangible Assets, of (pound)35 million are not amortized as, in the opinion of management, these assets have no evident limited life. The cost of intangible assets acquired after October 31, 1970 is required to be amortized over the period of their estimated useful lives, to a maximum of 40 years.

     The gross cost under U.S. GAAP, as at December 31, 1997, of goodwill is (pound)1,994 million (1996 (pound)1,574 million) and of other intangibles including those held in associated companies is (pound)3,014 million (1996 (pound)2,782 million). Accumulated amortization under U.S. GAAP, as at December 31, 1997, of goodwill is (pound)653 million (1996 (pound)305 million) and of other intangibles including those held in associated companies is (pound)565 million (1996 (pound)415 million).

     On December 3, 1997, the U.K. Accounting Standards Board issued Financial Reporting Standard 10 ("FRS 10"), "Goodwill and Intangible Assets", which will be applicable for the 1998 financial year. FRS 10 requires both goodwill and intangible assets to be capitalized on acquisitions, and amortized over their estimated useful lives, which are presumed to be no more than 20 years. It is intended on adoption of FRS 10 in the 1998 combined financial statements, to capitalize all acquired goodwill and intangible assets and to amortize them over a maximum period of 20 years, with retrospective application. It is intended, where appropriate, for the 1998 financial year, to conform the US GAAP amortisation period with the maximum period to be adopted under U.K. and Dutch GAAP in that year.

     The increase in the adjustment for amortisation in 1997 reflects the incremental non-cash write down of Reed Travel Group goodwill and intangibles under U.S. GAAP.

Deferred taxation

     Under Dutch GAAP, deferred taxation is provided in full. Under U.K. GAAP, deferred taxation is only provided to the extent an asset or liability is expected to crystallize.

     In the combined financial statements deferred tax is provided in full because there is no material difference between the application of the two methods in the circumstances of Reed Elsevier. Under U.S. GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred tax assets, in accordance with SFAS 109, Accounting for Income Taxes. The principal adjustment to apply U.S. GAAP is to provide deferred taxation on temporary differences arising from the amortization under U.S. GAAP of goodwill and other intangible assets.

Acquisition accounting

     Prior to the introduction of U.K. Financial Reporting Standard 7 ("FRS7") "Fair Values In Acquisition Accounting" which is effective in respect of 1995 and subsequent years, under U.K. and Dutch GAAP certain items, such as integration costs incurred in the combined businesses' existing operations and the costs of commitments and developments in progress, may have been provided as part of the purchase accounting adjustments on acquisition. Under U.S. GAAP some of these items are only expensed when the costs are incurred. Under FRS7, provisions for restructuring and integration costs may no longer be provided as part of purchase accounting.

Revaluation of land and buildings

     Under U.K. and Dutch GAAP, land and buildings may be restated on the basis of appraised values in financial statements presented in all other respects in accordance with the historical cost convention. Such restatements are not permitted under U.S. GAAP.

Pensions

     The combined businesses account for pension costs under the rules set out in SSAP 24. Its objectives and principles are broadly in line with those set out in the U.S. accounting standard for pensions, SFAS 87, Employers' Accounting for Pensions. However, SSAP 24 is less prescriptive in the application of the actuarial method and assumptions to be applied in the calculation of pension costs.

29  Summary  of  differences  between  U.K.  and  Dutch  GAAP  and  U.S.  GAAP -
    (continued)

Short term obligations expected to be refinanced

     Under U.S. GAAP, where it is intended to refinance short term obligations on a long term basis and this is supported by an ability to consummate the refinancing, such short term obligations should be excluded from current liabilities and shown as long term obligations. Under U.K. and Dutch GAAP, such obligations can only be excluded from current liabilities where, additionally, the debt and the facility are under a single agreement or course of dealing with the same lender or group of lenders. Short term obligations totalling, as at December 31, 1997, (pound)602 million (1996 (pound)276 million) would thus be excluded from current liabilities under U.S. GAAP and shown as long term obligations.

Sale and lease back transactions of real estate

     U.S. GAAP prescribes certain requirements for income recognition on real estate transactions relating to the consummation of a sale and the sellers' continuing involvement in a property, which are not found in U.K. and Dutch GAAP. This results in the profit from certain sale and lease back transactions being deferred and recorded in different accounting periods under U.S. GAAP.

Ordinary dividends

     Under U.K. and Dutch GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under U.S. GAAP, such dividends would not be provided for until they are formally declared by the directors.

Exceptional items

     Exceptional items are material items within the combined businesses' ordinary activities which under U.K. and Dutch GAAP are required to be disclosed separately due to their size or infrequency.

Adjusted earnings

     In note 6 an alternative "adjusted" earnings measure is presented as permitted by U.K. and Dutch GAAP. U.S. GAAP does not permit the presentation of other income measures.

Stock based compensation

     SFAS 123 "Accounting for stock based compensation" is effective for fiscal years beginning after December 15, 1995. The standard establishes a fair value based method of accounting for stock based compensation plans and encourages the recognition of the compensation cost on this basis in the income statement. Where the cost is not recognized the proforma effect of the valuation method on net income must be disclosed. Under U.K. and Dutch GAAP the compensation element is not required to be recognized in net income.

     The  disclosure  only  provisions  of  SFAS  123  have  been  adopted.   If
compensation costs based on fair value at the grant dates had been recognised in the income statement net income would not have been materially affected.

Recently Issued Accounting Pronouncements

     The effects on the Combined Businesses of recently issued accounting pronouncements are summarised below.

     SFAS 130 - "Reporting comprehensive income" was issued in June, 1997. This standard establishes requirements for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements.

     SFAS 131 - "Disclosures about segments of an enterprise and related information" was issued in June, 1997. This standard specified revised guidelines for determining and entity's operating segments and the type and level of financial information to be disclosed. Implementation of this standard will require segmental disclosure of additional financial information but it is unlikely to have a significant impact on the measurement of revenues or operating income before exceptional items as reported by existing segments.

     SFAS 132 - "Employer's disclosures about pensions and other post retirement benefits" was issued in February 1998. This standard standardizes disclosure requirements for pensions and other post retirement benefits. The standard does not change the measurement or recognition of these plans.

     These standards are required to be adopted for U.S. GAAP reporting, for the financial year ended December 31, 1998.

29.  Summary  of  differences  between  U.K.  and  Dutch  GAAP and  U.S.  GAAP -
     (continued)


Approximate effects on net income of differences between U.K.
 and Dutch GAAP and U.S. GAAP:

                                                      Year ended December 31,
                                                   -----------------------------
                                                    1995        1996        1997
                                                    ----        ----        ----
                                                       (in (pound) millions)
Net income under U.K. and
  Dutch GAAP ..................................       554        604        207
U.S. GAAP adjustments:
  Amortization of goodwill and
   other intangibles ..........................      (120)      (107)      (259)
  Deferred taxation ...........................       (31)       (27)        71
  Acqusition accounting .......................       (14)        (9)        (1)
  Sale and lease back .........................         1         14          1
  Pension and other ...........................         2         18         24
  Sale of businesses ..........................       301         --         --
                                                     ----       ----       ----
Net income under U.S. GAAP ....................       693        493         43
                                                     ====       ====       ====
Analyzed:
  Continuing operations .......................       270        450          3
  Discountinued operations
  --income from operations ....................        70         43         40
  --gain on sale net of provisions ............       353         --         --
                                                     ----       ----       ----
                                                      693        493         43
                                                     ====       ====       ====


Approximate effects on combined shareholders' equity of differences between U.K. and Dutch GAAP and U.S. GAAP:


                                                             At December 31,
                                                          ----------------------
                                                            1996          1997
                                                            ----          ----
                                                          (in (pound) millions)
Combined shareholders' equity under
  U.K. and Dutch GAAP ............................         2,071          1,494
U.S. GAAP adjustments:
  Goodwill and other intangibles .................           952          1,124
  Deferred taxation ..............................          (191)          (128)
  Acquisition accounting .........................            17             19
  Pension and other ..............................            (9)            14
  Ordinary dividends .............................           235            251
                                                          ------         ------
Combined shareholders' equity under
  U.S. GAAP ......................................         3,075          2,774
                                                          ======         ======

29.  Summary  of  differences  between  U.K.  and  Dutch  GAAP and  U.S.  GAAP -
     (continued)

Cash Flow Information

      Cash flows under U.K. and Dutch GAAP in respect of taxation, returns on investment and servicing of finance would be included within operating activities under SFAS 95. Under SFAS 95 cash is aggregated for cash flow statements with cash equivalents being short term investments with original maturities of three months or less.

      Under U.S. GAAP, the following amounts would be reported:

                                                     Year ended December 31,
                                               ---------------------------------
                                                 1995         1996         1997
                                                 ----         ----         ----
                                                     (in (pound) millions)
Net cash provided by
 operating activities ...................         709          721          708
Net cash provided/(used)
 in investing activities ................         120           18         (762)
Net cash (used) in financing
 activities .............................        (260)        (278)        (244)
                                               ------       ------       ------
Net increase/(decrease) in
 cash and cash equivalents ..............         569          461         (298)
                                               ======       ======       ======
Reconciliation of cash and
 cash equivalents:
Cash under U.K. and Dutch GAAP ..........          86           85          110
Current asset investments with
 original maturity within 3 months ......         724        1,054          704
                                               ------       ------       ------
Cash and cash equivalents
 under U.S. GAAP ........................         810        1,139          814
                                               ======       ======       ======


Pensions

      Reed Elsevier operates a number of pension schemes around the world. The major schemes are of a defined benefit type with assets held in separate trustee administered funds.

      The most significant scheme is the main U.K. scheme which covers the majority of U.K. employees. The main U.K. pension scheme is much more significant than the other pension schemes of Reed Elsevier plc because it includes substantial numbers of pensioners and deferred pensioners retained when the manufacturing business of Reed International P.L.C. were divested in the late 1980's.

      The scheme is funded to cover future pension liabilities, including expected future earnings and pension increases, in respect of service up to the balance sheet date. The net pension costs/(credits) in respect of this scheme calculated in accordance with SFAS 87 were as follows:

                                                                Year ended
                                                                December 31,
                                                           ---------------------
                                                             1996           1997
                                                             ----           ----
                                                           (in (pound) millions)
Service costs--benefits earned
 during the year .................................            20             20
Interest cost on projected
 benefit obligations .............................            78             78
Actual (return) on plan assets ...................          (135)          (223)
Net amortization and deferral
 of current year asset gain ......................            15            100
                                                            ----           ----
Net periodic pension credits .....................           (22)           (25)
                                                            ====           ====

29.   Summary  of  differences  between  U.K.  and  Dutch  GAAP and U.S.  GAAP -
      (continued)

      The following table sets forth the funded status under SFAS 87 of the main U.K. scheme:

                                                               At December 31,
                                                           ---------------------
                                                               1996        1997
                                                               ----        ----
                                                           (in (pound) millions)
Total accumulated and vested benefit obligation ..........       829        893
                                                              ======     ======
Projected benefit obligation .............................      (897)      (924)
Plan assets at fair value ................................     1,278      1,462
                                                              ------     ------
Plan assets in excess of projected benefit obligation ....       381        538
  Unrecognized net gain ..................................      (191)      (329)
  Unrecognized net transition (asset) ....................       (73)       (64)
  Unrecognized prior service cost ........................        18          4
                                                              ------     ------
Prepaid pension cost .....................................       135        159
                                                              ======     ======


    The principal assumptions used were:

                                                      1996           1997
                                                      ----           ----
Discount rate ..................................       9%              8%
Salary increases ...............................       7%              6%
Investment return ..............................       9%              8%
Pension increases ..............................       5%              4%


      Plan assets are invested primarily in equities, index-linked securities and liquid assets.

      The  main  U.S.  pension  schemes  cover  approximately  9,000 of the U.S.
employees. The benefits are based on years of service and the employees' compensation. The funding policy is to contribute at least the minimum amount required by law. The net pension costs/(credits) in respect of this scheme calculated in accordance with SFAS 87 were as follows:

                                                                 Year ended
                                                                December 31,
                                                           ---------------------
                                                            1996            1997
                                                            ----            ----
                                                           (in (pound) millions)
Service costs--benefits earned
 during the year .................................            10              9
Interest cost on projected
 benefit obligations .............................            10             10
Actual (return) on plan assets ...................           (13)           (24)
Net amortization and deferral
 of current year asset gain ......................             4             14
                                                             ---            ---
Net periodic pension cost ........................            11              9
                                                             ===            ===

29.  Summary  of  differences  between  U.K.  and  Dutch  GAAP and  U.S.  GAAP -
     (continued)


      The following table sets forth the funded status under SFAS 87 of the main U.S. schemes:

                                                           At December 31,
                                                        --------------------
                                                          1996      1997
                                                          ----      ----
                                                       (in (pound) millions)
Total accumulated and vested benefit obligation .......     94       113
                                                          ====      ====
Projected benefit obligation ..........................   (120)     (141)
Plan assets at fair value .............................    115       143
                                                          ----      ----
Projected benefit obligation in excess of plan assets .     (5)        2
 Unrecognized net transition liability ................    (12)      (22)
 Unrecognized prior service cost ......................      1         1
                                                          ----      ----
Accrued pension cost ..................................    (16)      (19)
                                                          ====      ====

      The principal assumptions used were:

                                                         1996          1997
                                                         ----          ----
Discount rate....................................        7.71%         7.50%
Salary increases.................................   3.0% to 8.0%   3.0% to 8.0%
Investment return................................        9.50%         9.50%


      Plan assets are invested primarily in listed stocks and U.S. bonds.

                        REED ELSEVIER COMBINED BUSINESSES


SCHEDULE II
                        VALUATION AND QUALIFYING ACCOUNTS


                                        Balance at
                                        beginning    Cost and         Other                        Balance at
                                         of year     expenses        movements     Deductions      end of year
                                         -------     --------        ---------     ----------      -----------
                                                                   (in (pound) millions)
Year ended December 31, 1995
  Allowance for doubtful
    receivables ......................      38           8              (1)            (5)              40
Year ended December 31, 1996
  Allowance for doubtful
    receviables ......................      40          17              (9)           (10)              38
Year ended December 31, 1997
  Allowance for doubtful
    receivables ......................      38          19              (5)           (13)              39


                            REED INTERNATIONAL P.L.C.

                        CONSOLIDATED FINANCIAL STATEMENTS

                        REPORT OF INDEPENDENT ACCOUNTANTS

      To the Board of Directors and Shareholders of Reed International P.L.C.

      We have audited the accompanying consolidated balance sheets as of December 31, 1997 and 1996, and the related consolidated statements of income, total recognized gains and losses, changes in shareholders' equity and cash flows for the three years ended December 31, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United Kingdom and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Reed International P.L.C. and its subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for the three years ended December 31, 1997 in conformity with accounting principles generally accepted in the United Kingdom (which differ in certain material respects from generally accepted accounting principles in the United States - see note 17).






DELOITTE & TOUCHE
Chartered Accountants & Registered Auditors
London, England

March 11, 1998

                   REED INTERNATIONAL P.L.C. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME


                                                   Year ended December 31,
                                           -------------------------------------
                                           Notes     1995       1996        1997
                                                 (in (pound) millions except
                                                        per share amount)

Selling, general and
 administrative expenses ...........                   (2)        (1)        (2)
Net interest income ................         5          4          4          3
Income from interests in
 associated undertakings ...........         3
--Share of profits before
 exceptional items .................                  364        405        413
--Share of exceptional items .......                    7         --       (251)
                                                     ----       ----       ----
Total ..............................                  371        405        162
                                                     ----       ----       ----
Income before taxes ................                  373        408        163
Taxes on income ....................         6        (96)      (106)       (73)
                                                     ----       ----       ----
Income before preference
 dividends .........................                  277        302         90
                                                     ----       ----       ----
Preference dividends ...............                   --         --         --
                                                     ----       ----       ----
Net income for the financial
 year ..............................                  277        302         90
                                                     ====       ====       ====
Earnings per ordinary share
 (pence) ...........................         7       24.6p      26.6p       7.9p
                                                     ====       ====       ====


      Selling, general and administrative expenses include (pound)529,000 (1996:
(pound)572,000, 1995: (pound)462,000) paid in the year to Reed Elsevier plc under a contract for the services of the directors and administrative support and exceptional costs of (pound)1,443,000 (1996 and 1995: (pound)nil) paid to Reed Elsevier plc relating to the proposed merger of Reed International P.L.C., Elsevier NV and Wolters Kluwer nv which has now been abandoned.


                 STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES


                                                       Year ended December 31,
                                                    ----------------------------
                                                    1995        1996        1997
                                                    ----        ----        ----
                                                       (in (pound) millions)
Net income for the financial year ...........        277        302          90
Exchange translation differences ............          3        (67)         (6)
                                                    ----       ----        ----
Total recognized gains and losses
 for the financial year .....................        280        235          84
                                                    ====       ====        ====


     The historical cost profits and losses are not materially different from the results disclosed above.

     The accompanying notes on pages F-42 to F-49 are an integral part of these consolidated financial statements.

                   REED INTERNATIONAL P.L.C. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                          At December 31,
                                                -------------------------------
                                                 Notes        1996         1997
                                                       (in (pound) millions)
Fixed assets:
  Investments ............................           9       1,052          740
Current assets:
  Debtors ................................          10         197          209
  Short term investments .................                       2            2
                                                             -----          ---
Current assets ...........................                     199          211
Creditors: amounts falling
 due within one year .....................          11        (119)        (125)
                                                             -----         ----
Net current assets .......................                      80           86
                                                             -----          ---
Total assets less current
 liabilities .............................                   1,132          826
                                                             -----          ---
Creditors: amounts falling
 due after more than one year ............          12         (36)         (36)
                                                             -----         ----
Net assets ...............................                   1,096          790
                                                             =====          ===

Capital and reserves:
  Redeemable preference shares ...........          13           3            3
  Non-redeemable preference
    shares ...............................          13           1            1
  Ordinary shares ........................          13         142          143
  Share premium account ..................                     201          215
  Profit and loss reserve ................                     749          428
                                                             -----          ---
Shareholders' funds ......................                   1,096          790
                                                             =====          ===


Contingent liabilities -- See note 14.








The accompanying notes on pages F-42 to F-49 are an integral part of these consolidated financial statements.

                   REED INTERNATIONAL P.L.C. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                    Year ended December 31,
                                           -------------------------------------
                                           Notes       1995       1996      1997
                                                    (in (pound) millions)
Operating loss .....................                     (2)         (1)     (2)
Net movement in debtors
 and creditors .....................                      3          (1)      --
                                                       ----        ----     ----
Net cash inflow/(outflow)
 from operating activities .........                      1          (2)     (2)
                                                       ----        ----     ----
 Dividends received from
  Reed Elsevier plc ................                    126         135      158
 Interest received .................                      8           8        6
 Interest paid .....................                     (4)         (4)     (4)
                                                       ----        ----     ----
Returns on investments and
 servicing of finance ..............                    130         139      160
                                                       ----        ----     ----
Taxation ...........................                      4          (1)     (1)
                                                       ----        ----     ----
Financial investment
  Repayment of loans by
   Reed Elsvier plc group ..........                     36          --       --
Equity dividends paid ..............                   (126)       (143)   (158)
                                                       ----        ----     ----
Net cash inflow/(outflow)
 before financing ..................                     45          (7)     (1)
                                                       ----        ----     ----
 Issue of ordinary shares ..........                     11          15       15
 Repayments of long term
  borrowing ........................                     (2)         --       --
 Increase in net funding
  balances with Reed
  Elsevier plc group ...............                    (54)         (8)    (14)
                                                       ----        ----     ----
Financing ..........................                    (45)          7        1
                                                       ----        ----     ----
Increase in cash ...................         15          --          --       --
                                                       ====        ====     ====


      Operating loss is stated before Reed International P.L.C.'s share of income from associated undertakings.

The accompanying notes on pages F-42 to F-49 are an integral part of these consolidated financial statements.

                   REED INTERNATIONAL P.L.C. AND SUBSIDIARIES

           STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY


                                                                          12.5p Ordinary Shares
                                             (pound)1 Preference Shares       (previously 25p)
                                             --------------------------   --------------------
                                                                                                   Share
                                                               Non-                   Share       Premium    Profit and
                                                Redeemable  redeemable                capital     account    loss reserve     Total
                                                 (pound)     (pound)        Number   (pound)      (pound)      (pound)       (pound)
                                                 millions    millions       '000     millions    millions     millions      millions
                                                 --------    --------       ----     --------    --------     --------      --------
Balance at December 31, 1994 .................           3           1   1,125,172         141         176         430          751
                                                 ---------   ---------   ---------   ---------   ---------   ---------    ---------
Net income ...................................          --          --          --          --          --         277          277
Ordinary dividends ...........................          --          --          --          --          --        (139)        (139)
Share of goodwill written
 off in Reed Elsevier
 combines financial statements ...............          --          --          --          --          --         (11)         (11)
Share of goodwill reinstated
 in Reed Elsevier combined
 financial statements ........................          --          --          --          --          --         199          199
Exchange translation differences
 and other items .............................          --          --          --          --          --          10           10
Issue of ordinary shares on
 exercise of share options ...................          --          --       5,298          --          11          --           11
                                                 ---------   ---------   ---------   ---------   ---------   ---------    ---------
Balance at December 31, 1995 .................           3           1   1,130,470         141         187         766        1,098
                                                 ---------   ---------   ---------   ---------   ---------   ---------    ---------
Net income ...................................          --          --          --          --          --         302          302
Ordinary dividends ...........................          --          --          --          --          --        (156)        (156)
Share of goodwill written off
 in Reed Elsevier combined
 financial statements ........................          --          --          --          --          --        (106)        (106)
Share of goodwill reinstated in
 Reed Elsevier combined
 financial statements ........................          --          --          --          --          --          16           16
Exchange translation differences
 and other items .............................          --          --          --          --          --         (73)         (73)
Issue of ordinary shares on
 exercise of share options ...................          --          --       5,584           1          14          --           15
                                                 ---------   ---------   ---------   ---------   ---------   ---------    ---------
Balance at December 31, 1996 .................           3           1   1,136,054         142         201         749        1,096
                                                 ---------   ---------   ---------   ---------   ---------   ---------    ---------
Net income ...................................          --          --          --          --          --          90           90
Ordinary dividends ...........................          --          --          --          --          --        (167)        (167)
Share of goodwill written off
 in Reed Elsevier combined
 financial statements ........................          --          --          --          --          --        (239)        (239)
Share of goodwill reinstated in
 Reed Elsevier combined
 financial statements ........................          --          --          --          --          --          12           12
Exchange translation differences
 and other items .............................          --          --          --          --          --         (17)         (17)
Issue of ordinary shares on
 exercise of share options ...................          --          --       4,345           1          14          --           15
                                                 ---------   ---------   ---------   ---------   ---------   ---------    ---------
Balance at December 31, 1997 .................           3           1   1,140,399         143         215         428          790

                                                 =========   =========   =========   =========   =========   =========    =========


      The accumulated exchange translation differences included in retained earnings are (pound)(85) million (December 31, 1996 (pound)(80) million, December 31, 1995 (pound)(13) million).

      Reed International P.L.C.'s share of the revenue reserves of the combined businesses is (pound)528 million (1996 (pound)836 million; 1995 (pound)842 million). The share of accumulated goodwill in the Reed Elsevier combined financial statements is (pound)1,092 million (1996 (pound)863 million; 1995 (pound)850 million).



The accompanying notes on pages F-42 to F-49 are an integral part of these consolidated financial statements.

                   REED INTERNATIONAL P.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1 Basis of financial statements

      On January 1, 1993 Reed International P.L.C. and Elsevier NV contributed their businesses to two companies, Reed Elsevier plc and Elsevier Reed Finance BV. Reed Elsevier plc, which owns all the publishing and information businesses, is incorporated in England and Elsevier Reed Finance BV, which owns the financing and treasury companies, is incorporated in the Netherlands. Reed International P.L.C. and Elsevier NV each hold a 50% interest in Reed Elsevier plc. Reed International P.L.C. holds a 46% interest in Elsevier Reed Finance BV with Elsevier NV holding a 54% interest. In addition, Reed International P.L.C. has a 5.8% interest in Elsevier NV reflecting the relative market capitalizations of the two companies on which the financial terms of the merger of their businesses were based.

      Under equalization arrangements entered into at the time of the merger, ordinary shareholders of Reed International P.L.C. and Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares in the net income and net assets of the Reed Elsevier combined businesses, comprising the separate legal entities of Reed International P.L.C., Elsevier NV, Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries and associates. These arrangements are such that, with respect to dividend and capital rights, one Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 of a Reed International P.L.C. ordinary share. At the time of the Merger this ratio was
7.69 and this has been adjusted to reflect a ten for one share subdivision in respect of Elsevier NV ordinary shares, which became effective on October 5, 1994 and a two for one share subdivision in respect of Reed International P.L.C. ordinary shares which became effective on May 2, 1997. As a result of the equalization arrangements, Reed International P.L.C. shareholders have a 52.9% economic interest in the attributable profit of the Reed Elsevier combined businesses.

2 Accounting policies

      The significant accounting policies adopted are as follows:

      Basis of Consolidation

      The consolidated financial statements have been prepared under the historical cost convention in accordance with applicable accounting principles in the United Kingdom ("U.K. GAAP"). These principles differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"); see note 17. Amounts in the financial statements are stated in pounds sterling ("(pound)").

      The consolidated financial statements of Reed International P.L.C. include its 52.9% economic interest that shareholders have under the equalization arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

      Determination of Profit

      The Reed International P.L.C. share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed International P.L.C. shareholders in the Reed Elsevier combined businesses after taking account of results arising in Reed International P.L.C. and its subsidiary undertakings. Dividends paid to Reed International P.L.C. and Elsevier NV shareholders are equalized at the gross level inclusive of the benefits of the U.K. tax credit (currently 20%, reducing to 10% on April 6,
1999) received by certain Reed International P.L.C. shareholders. In these financial statements, an adjustment is required to equalize the benefit of the tax credit between the two sets of shareholders in accordance with the equalization agreement. This equalization adjustment arises only on dividends paid by Reed International P.L.C. to its shareholders and reduces the attributable earnings of the company by 47.1% of the total amount of the tax credit.

      Basis of Valuation of Assets and Liabilities

      Reed International P.L.C.'s 52.9% economic interest in the net assets of the combined businesses has been shown on the balance sheet as interests in associated undertakings net of the assets and liabilities reported as part of Reed International P.L.C. and its subsidiary undertakings.

Translation of overseas currencies into sterling

      Statement of income items are translated at average exchange rates. In the consolidated balance sheet, assets and liabilities are translated at rates ruling at the balance sheet date or contracted rates where applicable. The gains or losses relating to the re-translation of Reed International P.L.C.'s 52.9% economic interest in the net assets of the combined businesses are taken directly to retained earnings.

      Taxation

      Deferred taxation is provided, using the liability method, to take account of timing differences between the treatment of items for taxation and accounting purposes where it is considered that a liability or asset will crystallise. No provision is made for taxation which might arise in the event of a distribution of retained earnings by overseas subsidiary and associated undertakings.

3 Income from interests in associated undertakings


                                                     1995       1996        1997
                                                     ----       ----        ----
                                                      (in (pound) millions)
Share of profit before tax
 and exceptional items
Reed Elsevier combined results (50%) ..........       368        403        412
Elsevier NV's results (5.8%) ..................        21         23         23
                                                     ----       ----       ----
                                                      389        426        435
                                                     ----       ----       ----
Effect of tax credit equalization on
 distributed earnings (note 4) ................       (16)       (18)       (20)
Items consolidated within Reed
 International P.L.C. group ...................        (2)        (3)        (2)
                                                     ----       ----       ----
Share of profits before exceptional
 items ........................................       371        405        413
                                                     ----       ----       ----
Share of exceptional items
Based on Reed International's
 P.L.C.'s 52.9% economic interest .............        --         --       (252)
Exceptional items consolidated
 within Reed International
 P.L.C. group .................................        --         --          1
                                                     ----       ----       ----
Share of exceptional items ....................        --         --       (251)
                                                     ----       ----       ----
Income from interests in
 associated undertaking .......................       371        405        162
                                                     ====       ====       ====


4 Effect of tax credit equalization on distributed earnings

      The Reed International P.L.C. share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed International P.L.C. shareholders in the combined businesses. Dividends paid to Reed International P.L.C. and Elsevier NV shareholders are equalized at the gross level inclusive of the benefits of the U.K. tax credit (currently 20%, reducing to 10% on April 6, 1999) received by certain Reed International P.L.C. shareholders. In these financial statements an adjustment is required to equalize this benefit between the two sets of shareholders in accordance with the equalization agreement. This equalization adjustment arises only on dividends paid by Reed International P.L.C. to its shareholders and reduces the attributable earnings of the company by 47.1% of the total amount of the tax credit.

5 Net interest income

                                      Year ended      Year ended    Year ended
                                      December 31,    December 31,  December 31,
                                         1995            1996          1997
                                         ----            ----          ----
                                                 (in (pound) millions)
Interest income
 On loans to Reed Elsevier
  plc group .........................     7                 7           7
 Other interest receivable
  and similar income ................     1                 1          --
                                         --                --          --
                                          8                 8           7
                                         --                --          --
Interest expense
 On loans from Reed
  Elsevier plc group ................    (4)               (4)         (4)
                                         --                --          --
Net interest income .................     4                 4           3
                                         ==                ==          ==

6 Taxes on income

      Taxes on income charged to earnings were as follows:

                                     Year ended    Year ended     Year ended
                                     December 31,  December 31,   December 31,
                                        1995          1996           1997
                                        ----          ----           ----
                                            (in (pound) millions)
U.K. Corporation Tax
 Current ............................     1            --             1
Share of tax attributable to
 associated undertakings
 Before exceptional items ...........    89           106           112
 On exceptional items ...............     6            --           (40)
                                       ----          ----          ----
                                         96           106            73
                                       ====          ====          ====


      The tax charge attributable to associated undertakings has been reduced in respect of allowances on publishing intangibles ((pound)23 million (1996:
(pound)22 million, 1995: (pound)26 million)).

7 Earnings per ordinary share

      The earnings per ordinary share for each financial period is calculated as follows:

                                                     Average
                                                    number of    Earnings per
                                                    ordinary      ordinary
                                      Earnings    shares in issue   share
                                      --------    ---------------   -----
                                     (in (pound)   (in millions)  (in pence)
                                       millions)
Year ended December 31, 1997 ........     90          1,138.9         7.9
Year ended December 31, 1996 ........    302          1,134.4        26.6
Year ended December 31, 1995 ........    277          1,128.8        24.6


      The 1995 and 1996 earnings per ordinary share have been restated to take into account the two for one share subdivision of the ordinary shares which became effective on May 2, 1997.

8 Dividends paid and proposed

                                        Year ended    Year ended    Year ended
                                       December 31,  December 31,  December 31,
                                           1995          1996          1997
                                           ----          ----          ----
                                       (in (pound) millions except per share
                                                     amounts)
First interim .....................          43             47         50
Second interim (1996 and
 1995: Final) .....................          96            109        117
                                         ------        -------        ---
Total .............................         139            156        167
                                         ======        =======        ===
Per 12.5p Ordinary Share
 First iterim .....................        3.75p         4.125p      4.40p
 Second interim (1996 and
  1995: Final) ....................        8.50p         9.475p     10.20p
                                         ------        -------      -----
Total .............................       12.25p        13.600p     14.60p
                                         ======        =======      =====


      Dividends in respect of  preference  shares of Reed  International  P.L.C.
paid  in  1997   amounted   to(pound)0.2   million   (1996:(pound)0.2   million,
1995:(pound)0.2 million).

9 Fixed asset investments

                                                                   Investment in
                                                                     associated
                                                                    undertakings
                                                                    ------------
                                                                     (in (pound)
                                                                       millions)
At December 31, 1996 .............................................       1,052
Share of profit of associated undertakings .......................         162
Share of tax attributable to associated undertakings .............         (72)
Dividends received ...............................................        (158)
Share of goodwill written off ....................................        (239)
Share of goodwill reinstated .....................................          12
Exchange translation differences and other items .................         (17)
                                                                        ------
At December 31, 1997 .............................................         740
                                                                        ======


      The investment in associated undertakings represents the 52.9% economic interest that Reed International P.L.C. has in the Reed Elsevier combined businesses, less those assets and liabilities that are separately consolidated in the Reed International P.L.C. group accounts. Reed International P.L.C.'s indirect 5.8% interest in Elsevier NV has been reflected within the equity accounting for the associated undertakings.

10 Debtors

                                                               1996       1997
                                                               ----       ----
                                                           (in (pound) millions)
Amounts owed by Reed Elsevier plc group ................       195         209
Advance corporation tax receivable .....................         2          --
                                                               ---         ---
                                                               197         209
                                                               ===         ===


      Amounts falling due after more than one year are (pound)40 million (1996 (pound)40 million).

11 Creditors: Amounts falling due within one year

                                                           1996             1997
                                                           ----             ----
                                                           (in (pound) millions)
Proposed dividend ............................              109              117
Taxation .....................................                9                7
Other creditors ..............................                1                1
                                                            ---              ---
                                                            119              125
                                                            ===              ===


12 Creditors: Amounts falling due after more than one year

                                                           1996             1997
                                                           ----             ----
                                                           (in (pound) millions)
Amounts owed to Reed Elsevier plc group........             36               36
                                                          =====            =====

13 Share capital
                                                       Issued and  Issued and
                                           Authorized  Fully Paid  Fully Paid
                                           ----------  ----------  ----------
                                              1997        1996        1997
                                              ----        ----        ----
                                                 (in (pound) millions)
Preference shares (cumulative)
 of (pound)1.00 each
Redeemable at par at the
 option of the company
    3.15% (previously 4.5%) ..............       2           2           2
    3.85% (previously 5.5%) ..............       1           1           1
Non-redeemable
    3.5% (previously 5%) .................      --          --          --
    4.90% (previously 7%) ................       1           1           1
                                               ---         ---         ---
Non equity shares ........................       4           4           4
Ordinary shares of 12.5p
 each (previously 25p) ...................     143         142         143
Unclassified shares of
 12.5p each (previously 25p) .............      41          --          --
                                               ---         ---         ---
Total ....................................     188         146         147
                                               ===         ===         ===


      Details of shares  issued under share  option  schemes are set out in note
15.

      Following the resolution at the Annual General Meeting in April 1997, Reed International P.L.C. undertook a two for one subdivision of its ordinary shares which became effective on May 2, 1997.

14 Contingent liabilities

      There are contingent liabilities in respect of borrowings guaranteed by Reed International P.L.C.:

                                                            1996            1997
                                                           (in (pound) millions)
Borrowings of Reed Elsevier plc group
 and Elsevier Reed Finance BV group
  Guaranteed jointly and severally
   with Elsvier NV .................................         1,296         1,168
  Guaranteed solely by Reed
   International P.L.C .............................            12             5
Borrowings of other companies ......................             8            --
                                                             -----         -----
                                                             1,316         1,173
                                                             =====         =====


      There are a number of outstanding legal claims against the combined businesses but they are not considered to be material in the context of these financial statements.

15 Statements of Cash Flows

                                                     Net funding
                                                     balance with
                                                         Reed
                                      Current asset     Elsevier
                              Cash     Investments      plc group    Total
                              ----     -----------      ---------    -----
                                            (in (pound) millions)
Reconciliation of net
 borrowings
At December 31, 1995 ........  --          2              151        153
Cash flow ...................  --         --                8          8
                              ---        ---              ---        ---
At December 31, 1996 ........  --          2              159        161
Cash flow ...................  --         --               14         14
                              ---        ---              ---        ---
At December 31, 1997 ........  --          2              173        175
                              ---        ---              ---        ---

16 Share option schemes

      Reed Elsevier plc operates a savings related share option scheme which is open to all U.K. employees who have at least one year's continuous service with a Reed Elsevier company at the date on which the options are granted. The following options have been granted over Reed International P.L.C. ordinary shares, and may be exercised at the end of the savings period at a price equivalent to not less than 80% of the market value of the ordinary shares at the time of grant.

      Transactions during the three financial periods ended December 31, 1997, adjusted for the subdivision of Reed International Ordinary shares, were:

                                               Number of       Exercise share
                                           ordinary shares      price (pence)
                                           ---------------      -------------
Outstanding at December 31, 1994 .......      8,645,602
  Granted ..............................      1,941,400                 320.6
  Exercised ............................     (1,477,422)          141.4-328.2
  Lapsed ...............................       (625,886)
                                             -----------
Outstanding at December 31, 1995 .......      8,483,694
  Granted ..............................      1,140,930                 475.8
  Exercised ............................     (2,006,618)          141.4-475.8
  Lapsed ...............................     (1,056,872)
                                             -----------
Outstanding at December 31, 1996 .......      6,561,134
  Granted ..............................      1,541,679                 449.8
  Exercised ............................     (1,098,407)          199.8-475.8
  Lapsed ...............................       (566,923)
                                             -----------
Outstanding at December 31, 1997 .......      6,437,483
                                             ===========


      Options outstanding at December 31, 1997 were exercisable by 2003.

      Reed Elsevier plc operates an overseas savings related share option scheme, the first grants for which were made in the period ended December 31, 1992. The scheme is open to all employees, who are not eligible for the U.K. savings related scheme, who have been with Reed Elsevier for at least one year and who work 20 or more hours per week. The options are granted over Reed International P.L.C. ordinary shares, and may be exercised after five years at a price equivalent to 80% of the market value of the ordinary shares at the time of grant.

      Transactions during the three financial periods ended December 31, 1997, adjusted for the subdivision of Reed International Ordinary Shares, were:


                                               Number of       Exercise share
                                           ordinary shares      price (pence)
                                           ---------------      -------------
Outstanding at December 31, 1994 ......      393,934
  Granted .............................           --
  Exercised ...........................       (3,784)            203.6-233.8
  Lapsed ..............................      (42,044)
                                            ---------
Outstanding at December 31, 1995 ......      348,106
  Granted .............................           --
  Exercised ...........................      (26,144)            227.0-233.8
  Lapsed ..............................       (7,874)
                                            ---------
Outstanding at December 31, 1996 ......      314,088
  Granted .............................           --
  Exercised ...........................     (228,668)            227.0-233.8
  Lapsed ..............................      (24,746)
                                            ---------
Outstanding at December 31, 1997 ......       60,674
                                            =========

      Options outstanding at December 31, 1997 were exercisable by 1998

      Reed Elsevier plc operates an executive share option scheme and options are granted to selected full time employees of Reed Elsevier. The options are granted over Reed International P.L.C. Ordinary Shares, and are normally exercisable after three years and may be exercised up to ten years from the date of grant at a price equivalent to the market value of the ordinary shares at the time of grant.

      Transactions during the three financial periods ended December 31, 1997, adjusted for the subdivision of Reed International Ordinary Shares, were:

                                                  Number of      Exercise share
                                               ordinary shares    price (pence)
                                               ---------------    -------------
Outstanding at December 31, 1994 ...........    12,847,400
  Granted ..................................     4,651,200             400.75
  Exercised ................................    (3,820,600)     188.75-410.25
  Lapsed ...................................      (408,200)
                                                -----------
Outstanding at December 31, 1995 ...........    13,269,800
  Granted ..................................     2,949,200             585.25
  Exercised ................................    (3,577,400)     188.75-410.25
  Lapsed ...................................      (102,000)
                                                -----------
Outstanding at December 31, 1996 ...........    12,539,600
  Granted ..................................     3,140,000             565.75
  Exercised ................................    (3,246,600)     188.75-585.25
  Lapsed ...................................      (177,000)
                                                -----------
Outstanding at December 31, 1997 ...........    12,256,000
                                                ===========

      Options outstanding at December 31, 1997 were exercisable by 2007.

17 Summary of differences between U.K. and U.S. GAAP

      The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom ("U.K. GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following tables.

      Impact of U.S. GAAP adjustments to combined financial statements

      Reed International P.L.C. accounts for its 52.9% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalization (see note 4), by the equity method in conformity with both U.K. and U.S. GAAP. Using the equity method to present its net income and shareholders' equity under U.S. GAAP Reed International P.L.C. reflects its 52.9% share of the effects of differences between U.K. and Dutch GAAP and U.S. GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to U.S. GAAP requirements in respect of the capitalization and amortization of goodwill and other intangibles. This had a particularly substantial impact in 1995 on the calculation of the profit and loss on sale of businesses and, in 1997, on the non-cash writedown of Reed Travel Group goodwill and intangibles. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between U.K. and Dutch GAAP and U.S. GAAP is given in the combined financial statements.

      Ordinary dividends

      Under U.K. GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under U.S. GAAP, such dividends would not be provided for until they are formally declared by the directors.

      Exceptional items

      Exceptional items are material items within Reed International P.L.C.'s ordinary activities which under U.K. GAAP are required to be disclosed separately due to their size or infrequency.

      Earnings per share

      Under U.K. and U.S. GAAP, the calculation of basic earnings per share is based only on common stock in issue. Diluted earnings per Reed International P.L.C. ordinary share amounts taking account of the effects of additional common shares that would be outstanding if dilutive potential shares had been issued, have not been disclosed because they are not materially different from the respective basic earnings per Reed International ordinary share amounts under either U.K. or U.S. GAAP.

      Impact of recently issued accounting standards

      SFAS 130 --"Reporting comprehensive income" was issued in June 1997. This standard establishes requirements for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements.

Approximate effects on net income of differences between U.K. and U.S. GAAP:

                                                  Year ended December 31,
                                            ------------------------------------
                                             1995        1996        1997
                                             ----        ----        ----
                                          (in (pound) millions, except per share
                                                             amounts)
Net income under U.K. GAAP ..............     277        302          90
U.S. GAAP adjustments:
  Impact of U.S. GAAP
   adjustments to combined
   financial statements .................      75        (58)        (86)
                                             ----       ----        ----
Net income under U.S. GAAP ..............     352        244           4
                                             ====       ====        ====
Basic earnings per ordinary share
under U.S. GAAP (pence)..................    30.9p      21.4p         --
                                             ====       ====        ====

      The basic earnings per ordinary shares under U.S. GAAP have been restated to take into account the two for one share subdivision which become effective on May 2, 1997.

      The basic earnings per ordinary share under U.S. GAAP includes, for 1995, 32.9p in respect of profit on sale (under U.S. GAAP) of discontinued businesses, and for 1997, 21.6p (loss) in respect of the Reed Travel Group provision for customer compensation and related expenses and reorganization costs and the non-cash writedown (under U.S. GAAP) of Reed Travel Group goodwill and intangibles.

Approximate effects shareholders' equity of differences between U.K. and U.S. GAAP:

                                                       At December 31,
                                                   ----------------------
                                                     1996          1997
                                                    (in (pound) millions)
Shareholders' equity under U.K. GAAP ...........     1,096           790
U.S. GAAP adjustments:
  Impact of U.S. GAAP
   adjustments to combined financial
   statements ..................................       422           560
  Ordinary dividends ...........................       109           117
                                                     -----         -----
Shareholders' equity under U.S. GAAP ...........     1,627         1,467
                                                     =====         =====

18   Post balance sheet event

     On March 9, 1998, Reed International P.L.C. and Elsevier NV announced that the proposed merger with Wolters Kluwer nv, previously announced on October 13, 1997, had been abandoned. The Boards of Reed International P.L.C. and Elsevier NV had concluded that the revisions to the merger terms which Wolters Kluwer nv sought -- reflecting in the main their concerns about the impact of regulatory approvals -- meant that the merger could no longer be seen to be in the best interests of shareholders.

                                   ELSEVIER NV

                              FINANCIAL STATEMENTS

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the members of the Supervisory and Executive Boards and the Shareholders of Elsevier NV

      We have audited the accompanying balance sheets as of December 31, 1997 and 1996, and the related statements of income, total recognized gains and losses, changes in shareholders' equity and cash flows for the three years ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the Netherlands and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Elsevier NV at December 31, 1997 and 1996 and the results of its operations and its cash flows for the three years ended December 31, 1997 in conformity with accounting principles generally accepted in the Netherlands (which differ in certain material respects from generally accepted accounting principles in the United States - see note 13).




DELOITTE & TOUCHE
Registeraccountants
Amsterdam, The Netherlands

March 11, 1998

                                   ELSEVIER NV

                              STATEMENTS OF INCOME


                                                     Year ended December 31,
                                                   --------------------------
                                         Notes      1995       1996      1997
                                              (in Dfl millions, except per share
                                                              amounts)
  Wages and salaries ................                 (6)       (5)       (6)
  Other .............................                 (1)       (2)       (2)
                                                     ----      ----      ----
Operating expenses ..................                 (7)       (7)       (8)
                                                     ----      ----      ----
Share in attributable
 profit after tax of affiliates
 Shares of attributable profits
  after tax excluding exceptional
  items .............................                682       781       966
 Share of exceptonal items ..........                  3         1      (640)
                                                    ----      ----      ----
Total ...............................                685       782       326
                                                    ----      ----      ----
  Interest income ...................                 13        13         9
  Interest expense ..................                 (1)       (1)       (2)
                                                    ----      ----      ----
Financial results ...................                697       794       333
                                                    ----      ----      ----
Income before tax ...................                690       787       325
Tax .................................                 11         7         5
                                                    ----      ----      ----
Net income ..........................                701       794       330
                                                    ====      ====      ====
Earnings per ordinary share (Dfl) ...    3          1.00      1.13      0.47
                                                    ====      ====      ====



                 STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES


                                                       Year ended December 31,
                                                    ----------------------------
                                                     1995        1996       1997
                                                     ----        ----       ----
                                                         (in Dfl millions)
Net income for the
 financial year ..............................        701         794        330
Exchange translation
 differences .................................       (179)        337        330
                                                    -----       -----      -----
Total recognized gains
 and losses for the financial year ...........        522       1,131        660
                                                    =====       =====      =====




       The accompanying notes on pages F-56 to F-61 are an integral part of these financial statements.

                                   ELSEVIER NV

                                 BALANCE SHEETS


                                                        At December 31,
                                                 ------------------------------
                                                 Notes       1996         1997
                                                 -----       ----         ----
                                                             (in Dfl millions)
Financial fixed assets ..................           5        3,380        2,739
                                                            ------       ------
  Accounts receivable ...................           6          173           94
  Cash and cash equivalents .............                        1          220
                                                            ------       ------
Total current assets ....................                      174          314
Total current liabilities ...............           7         (381)        (444)
                                                            ------       ------
Net working capital .....................                     (207)        (130)
                                                            ------       ------
Long term liabilities ...................           8          (21)         (24)
Provisions ..............................           9          (87)         (90)
                                                            ------       ------
Net assets ..............................                    3,065        2,495
                                                            ======       ======
  Share capital issued ..................          10           71           71
  Paid-in surplus .......................                      822          843
  Legal reserve .........................                    2,036        1,395
  Other reserves ........................                      136          186
                                                            ------       ------
Shareholders' funds .....................                    3,065        2,495
                                                            ======       ======





       The accompanying notes on pages F-56 to F-61 are an integral part of these financial statements.

                                   ELSEVIER NV

                            STATEMENTS OF CASH FLOWS


                                                      Year ended December 31,
                                                --------------------------------
                                                  1995        1996          1997
                                                        (in Dfl millions)
Net interest ............................          12           12            7
Salary costs ............................          (6)          (5)          (6)
Other payables ..........................           1           (4)          (5)
Tax paid ................................          15           15            3
Dividends received ......................         444          125          679
Dividend paid ...........................        (362)        (405)        (566)
                                                 ----         ----         ----
Cash surplus/(outflow)
 from operations ........................         104         (262)         112
                                                 ----         ----         ----
Received on newly issued
 shares .................................          55           55           21
Change in net funding
 balances with affiliates ...............        (164)         204           83
Changes to long term
 borrowings .............................           4            2            3
                                                 ----         ----         ----
Financing ...............................        (105)         261          107
                                                 ----         ----         ----
Changes in cash and
 cash equivalents .......................          (1)          (1)         219
                                                 ====         ====         ====
Balance of cash and cash
 equivalents at December 31, ............           2            1          220
                                                 ====         ====         ====




       The accompanying notes on pages F-56 to F-61 are an integral part of these financial statements.

                                   ELSEVIER NV

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY



                                                                          12.5p Ordinary Shares
                                             (pound)1 Preference Shares       (previously 25p)
                                             --------------------------   --------------------
                                                                          Share
                                                    Share                capital    Paid-in      Legal        Other
                                                   Capital               issued     surplus      reserve     reserves      Total
                                        Number       Dfl        Number     Dfl         Dfl          Dfl         Dfl          Dfl
                                         '000      million      '000     million     million     million     million       million
                                       --------    -------    --------   -------     -------     -------     -------       -------
Balance at December 31, 1994 .......      4,050          4     657,428        66         713         704         435         1,922
 Net income ........................         --         --          --        --          --         685          16           701
 Ordinary dividends ................         --         --          --        --          --          --        (390)         (390)
 Issue of shares ...................         --         --       4,345        --          55          --          --            55
Share of affiliates' results:
 Dividends .........................         --         --          --        --          --        (444)        444            --
 Exchange translation differences...         --         --          --        --          --        (179)         --          (179)
 Equalization ......................         --         --          --        --          --           4          --             4
 Goodwill written off on acqusitions         --         --          --        --          --          27          --            27
 Goodwill reinstated ...............         --         --          --        --          --         477          --           477
                                       --------   --------   ---------   -------   ---------   ---------    --------        ------
Balance at December 31, 1995 .......      4,050          4     661,773        66         768       1,220         505         2,563
 Net income ........................         --         --          --        --          --         782          12           794
 Ordinary dividends ................         --         --          --        --          --          --        (506)         (506)
 Issue of shares ...................         --         --       3,726         1          54          --          --            55
Share of affiliates' results:
 Dividends .........................         --         --          --        --          --        (125)        125            --
 Exchange translation differences...         --         --          --        --          --         337          --            337
 Equalization ......................         --         --          --        --          --          44          --             44
 Goodwill written off on acqusitions         --         --          --        --          --        (263)         --           (263)
 Goodwill reinstated ...............         --         --          --        --          --          41          --             41
                                       --------   --------   ---------   -------   ---------   ---------    --------         ------
Balance at December 31, 1996 .......      4,050          4     665,499        67         822       2,036         136          3,065
 Net income ........................         --         --          --        --          --         326           4            330
 Ordinary dividends ................         --         --          --        --          --          --        (633)          (633)
 Issue of shares ...................         --         --       1,215        --          21          --          --             21
Share of affiliates' results:
 Dividends .........................         --         --          --        --          --        (679)        679             --
 Exchange translation differences...         --         --          --        --          --         330          --            330
 Equalization ......................         --         --          --        --          --          66          --             66
 Goodwill written off on acqusitions         --         --          --        --          --        (719)         --           (719)
 Goodwill reinstated ...............         --         --          --        --          --          35          --             35
                                       --------   --------   ---------   -------   ---------   ---------    --------         ------
Balance at December 31, 1997 .......      4,050          4     666,714        67         843       1,395         186          2,495
                                       ========   ========   =========   =======   =========   =========    ========         ======

---------------

The accumulated exchange translation differences included in retained earnings is Dfl 361 million (1996 Dfl 31 million; 1995 Dfl (306) million).

At December 31, 1997, 1996 and 1995 the legal reserve comprised Elsevier NV's share of the post acquisition accumulated retained earnings of affiliates.



The accompanying notes on pages F-56 to F-61 are an integral part of these financial statements.

                                   ELSEVIER NV

                          NOTES TO FINANCIAL STATEMENTS

1 Basis of financial statements

      The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the Netherlands ("Dutch GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"); see note 13. Amounts in the financial statements are stated in Dutch guilders ("Dfl"). Certain disclosures required to comply with Dutch statutory reporting requirements have been omitted.

2 Accounting policies

      The significant accounting policies adopted are as follows:

      Basis of consolidation

      The  economic  interests  of  Elsevier  NV and Reed  International  P.L.C.
shareholders in the combined businesses are governed by reference to the equalization arrangement that was entered into by the two companies at the time of the merger of their respective businesses. This arrangement was designed to secure for both sets of shareholders substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the combined businesses.

      Since November 1994 Elsevier NV, holds 54% of the shares in Elsevier Reed Finance BV and is required to prepare consolidated financial statements. However, management believes that a better insight into the financial position and results of Elsevier is provided by looking at the investment in the combined businesses in aggregate, as presented in the statutory financial statements, and with regard to the financial information contained in the combined financial statements.

      The investment in affiliates is valued using equity accounting as adjusted for the effects of the existing equalization arrangement between Reed International P.L.C. and Elsevier NV. The arrangement provides for the distribution of dividends and net assets in such a way that Elsevier NV's share in the profit and net assets of Reed Elsevier equals 50%. All settlements accruing to shareholders from the equalization arrangements are taken direct to retained earnings.

      Insofar as affiliates charge or credit goodwill directly to their shareholders' equity, one half of such goodwill will be charged or credited to Elsevier NV's shareholders' equity. Goodwill is the difference between the amount paid for the acquisition of, or investment in, outside enterprises and business operations and the fair value of acquired net assets included in the Reed Elsevier combined balance sheet. Insofar as affiliates show changes in their shareholders' equity from applying fair value accounting, Elsevier NV will include 50% of such changes in the legal reserve.

      Basis of determination of income

      Insofar as it is not evident from the above, the bases for the determination of income are as follows:

      Under the merger agreement, Elsevier is entitled to 50% of the Reed Elsevier combined profit attributable to parent companies' shareholders. In calculating the guilder equivalent of that share of profit, sterling's average exchange rate for the year is applied. For 1997, this rate was Dfl 3.19 (1996 :
2.63).

      Tax is calculated on profit from Elsevier NV's own operations, taking into account profit not subject to tax and the net tax credit in connection with dividends received from Reed Elsevier plc. The difference between tax charged and tax payable in the short term is included in the provision for tax liabilities. This provision is based upon relevant rates, taking into account tax deductible losses which can be compensated within the foreseeable future.

      Bases of valuation of assets and liabilities

      In calculating past service liabilities, an interest rate of 6% has been applied.

      Other assets and liabilities are stated at face value.

      Balance sheet accounts expressed in foreign currencies are translated at the exchange rates effective at the balance sheet date. Currency translation differences arising from the conversion of investments in affiliates, expressed in foreign currencies, are directly credited or charged to shareholders' equity.

      Change of accounting principles

      For the 1998 financial year the Combined Businesses will be adopting the new U.K. Financial Reporting Standard 10 "Goodwill and Intangible Assets". It is intended to capitalize all acquired goodwill and intangible assets and to amortise them over a maximum period of 20 years, with retrospective application.

3 Earnings per ordinary share

                                                    Average number  Earnings per
                                                     of ordinary      ordinary
                                    Earnings       shares in issue     share
                                    --------       ---------------     -----
                               (in Dfl millions)     (in millions)    (in Dfl)
Year ended December 31, 1997 ..       330                666            0.47
Year ended December 31, 1996 ..       794                663            1.13
Year ended December 31, 1995 ..       701                659            1.00


      Of Elsevier NV's 50% share of the net income of the Reed Elsevier combined businesses, 47.1% accrues to the holders of the ordinary shares and 2.9% to Reed International P.L.C., the holder of the R-shares. Consequently, the earnings per ordinary share calculations are based on 47.1% of the net income of the Reed Elsevier combined businesses.

4 Proposal for allocation of income


                                                    1995        1996        1997
                                                    ----        ----        ----
                                                       (in Dfl millions)
Interim dividend
 ordinary shares ..........................         118         133         193
Second interim dividend
 ordinary shares (1996
 and 1995: Final) .........................         272         373         440
Dividend R-shares (1997 Dfl
 40,500; 1996 Dfl 40,500;
 1995 Dfl 40,500) .........................          --          --          --
Retained profit/
(loss withdrawn from
 reserves) ................................         311         288        (303)
                                                   ----        ----        ----
                                                    701         794         330
                                                   ====        ====        ====


      The dividend paid by Elsevier NV equals the Reed International P.L.C. dividend plus the U.K. tax credit. As a result Elsevier NV distributes a higher proportion of the combined profit attributable than Reed International P.L.C. Reed International P.L.C.'s share in this difference in dividend is settled with Elsevier NV and has been credited directly to retained earnings under equalization, because this settlement maintains the contractually agreed balance between the shareholders of Elsevier NV and Reed International P.L.C.

      Elsevier NV can pay a nominal dividend to Reed International P.L.C. on its R-shares that is lower than the dividend on the ordinary shares. Reed International P.L.C. will be compensated by direct dividend payments by Reed Elsevier plc. Equally, Elsevier NV is able to receive dividends direct from Dutch affiliates. The settlements flowing from these arrangements are also taken direct to retained earnings under equalization.

      Changes resulting from equalization are as follows:

                                                             1996           1997
                                                             ----           ----
                                                              (in Dfl millions)
U.K. tax credit ..................................            48             63
R-shares dividend ................................           (22)           (29)
Proceeds of ordinary shares ......................            (9)            11
Exchange differences .............................            27             21
                                                             ---            ---
                                                              44             66
                                                             ===            ===

5 Fixed asset investments

                                                           Investments
                                                               in
                                                            affiliates
                                                           ------------
                                                         (in Dfl millions)
At December 31, 1996 ...............................           3,380
 Share of profits of affiliates ....................             326
 Dividends received ................................            (679)
 Net share of goodwill written off
  by affiliates on acquisitions ....................            (719)
 Net share of goodwill written back
  by affiliates of disposals .......................              35
 Exchange translation differences ..................             330
 Equalization ......................................              66
                                                              ------
At December 31, 1997 ...............................           2,739
                                                              ======



      The investments in affiliates at December 31, 1997 are:

      Reed Elsevier plc, London (50%)
      Elsevier Reed Finance BV, Amsterdam (54%)

      In addition, Elsevier NV holds Dfl 0.3 million par value in shares with special dividend rights in Reed Elsevier Overseas BV and Reed Elsevier Nederland BV. These shares are included in the amount shown under investment in affiliates above. They enable Elsevier NV to receive dividends from companies within the same tax jurisdiction.

6 Accounts receivable

                                                                1996        1997
                                                                ----        ----
                                                               (in Dfl millions)
Accounts receivable from affiliates ..................          170           87
Other receivables ....................................            3            7
                                                                ---          ---
                                                                173           94
                                                                ===          ===

      The accounts receivable from affiliates bear interest.

7 Total current liabilities

                                                                1996        1997
                                                                ----        ----
                                                               (in Dfl millions)
Trade liabilities ....................................            6            4
Proposed cash dividend ...............................          373          440
Income tax less investment premiums ..................            2           --
                                                                ---          ---
                                                                381          444
                                                                ===          ===


8 Borrowings

                                                 Currency       1996        1997
                                                 --------       ----        ----
                                                      (in Dfl millions)
Other loans
Convertible debenture loans .............         Guilders         21         24
                                                                   ==         ==


      Convertible debenture loans consist of four convertible personnel debenture loans with a weighted average interest rate of 6.3%. Depending on the conversion terms, the surrender of Dfl 1,000 at par qualifies for the acquisition of 40 to 60 Elsevier NV ordinary shares of Dfl 0.10 par value.

9 Provisions for liabilities and charges

                                                                1996        1997
                                                                ----        ----
                                                               (in Dfl millions)
Tax liabilities ....................................            82            81
Pensions and severance pay .........................             5             9
                                                                --            --
                                                                87            90
                                                                ==            ==

10 Share capital

                                                  Issued and  Issued and
                                      Authorized  fully paid  fully paid
                                      ----------  ----------  ----------
                                         1997        1996        1997
                                         ----        ----        ----
                                                (in Dfl millions)
Ordinary share of Dfl 0.10 each .....      210         67         67
R-shares of Dfl 1.00 each ...........       30          4          4
                                           ---        ---        ---
Total ...............................      240         71         71
                                           ===        ===        ===


      The authorized share capital as at December 31, 1997 consists of 2,100 million ordinary shares and 30 million registered R shares. Total issued ordinary share capital at December 31, 1997 amounts to 666,713,891 shares of Dfl
0.10 par value. In total 4,049,951 R-shares of Dfl 1.00 par value have been issued. They are held by a subsidiary of Reed International P.L.C. The R-shares are convertible at the election of the holder into 10 ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Elsevier NV may pay a lower dividend on the R-shares (see note 4).

      At December 31, 1997 paid-in surplus included an amount of Dfl 454 million (1996: Dfl 433 million) which is free of tax.

      Details of shares issued under option schemes are set out in note 12.

11 Contingent liabilities

                                                           1996             1997
                                                           ----             ----
                                                              (in Dfl millions)
There are contingent
 liabilities in respect of:
Borrowings of affiliates .......................           3,836           3,901
                                                           =====           =====


      The guarantees are given jointly and severally with Reed International P.L.C.

12 Share option schemes

      Options for Elsevier NV ordinary shares of Dfl 0.10 par value have been granted to present and former members of the Executive Board of Elsevier NV, to certain former senior executives of the Elsevier NV group and to senior executives of Reed Elsevier plc. The options are exercisable immediately after granting during a period of 5 years, after which the options will lapse. The strike price of the options is the market price of the ordinary shares at the time the option is granted.

      Transactions during the three years ended December 31, 1997 were:

                                              Number of ordinary
                                                   shares of        Strike price
                                               Dfl 0.10 par value         Dfl
                                               ------------------         ---
Outstanding at December 31, 1994 ...........        8,637,500
  Granted ..................................               --
  Exercised ................................       (3,680,500)       14.65-17.00
                                                  -----------
Outstanding at December 31, 1995 ...........        4,957,000
  Granted ..................................          825,866              26.30
  Exercised ................................       (3,215,200)       14.65-29.60
                                                  -----------
Outstanding at December 31, 1996 ...........        2,567,666
                                                  -----------
  Granted ..................................          684,078              31.10
  Exercised ................................         (856,620)       14.65-31.10
                                                  -----------
Outstanding at December 31, 1997 ...........        2,395,124
                                                  ===========

13 Summary of differences between Dutch GAAP and U.S. GAAP

      The financial statements are prepared in accordance with generally accepted accounting principles in the Netherlands ("Dutch GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following tables.

Impact of U.S. GAAP adjustments to combined financial statements

      Elsevier NV accounts for its 50% economic interest in the Reed Elsevier combined businesses by the equity method in conformity with both Dutch GAAP and U.S. GAAP. Using the equity method to present its net income and shareholders' equity under U.S. GAAP Elsevier NV reflects its 50% share of the effects of differences between U.K. and Dutch GAAP and U.S. GAAP relating to the combined businesses as a single reconciling item, together with related effects arising from the equalization of dividends at the gross level; see note 4. The most significant differences relate to U.S. GAAP requirements in respect of the capitalization and amortization of goodwill and other intangibles. This had a particularly substantial impact in 1995 on the calculation of the profit and loss on sale of businesses and, in 1997, on the non-cash writedown (under U.S.
GAAP) of Reed Travel Group goodwill and intangible. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between U.K. and Dutch GAAP and U.S. GAAP is given in the combined financial statements.

Ordinary dividends

      Under Dutch GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under U.S. GAAP, such dividends would not be provided for until they are formally declared by the directors.

Exceptional items

      Exceptional items are material items within Elsevier NV's ordinary activities which under Dutch GAAP are required to be disclosed separately due to their size or infrequency.

Earnings per share

      Under Dutch and U.S. GAAP, the calculation of basic earnings per share is based only on common stock in issue. Diluted earnings per Elsevier Ordinary Share amounts that would be outstanding if dilutive potential shares had been issued, have not been disclosed because they are not materially different from the respective basic earnings per Elsevier Ordinary Share amounts under either Dutch or U.S. GAAP.

Impact of recently issued accounting standards

      SFAS 130 -- "Reporting Comprehensive Income" -- was issued in June 1997. This standard establishes requirements for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements.

13    Summary of differences between Dutch GAAP and U.S. GAAP -- (continued)

Approximate  effects on net income of  differences  between  Dutch GAAP and U.S.
GAAP:

                                                   Year ended December 31,
                                            ------------------------------------
                                             1995        1996        1997
                                             ----        ----        ----
                                            (in Dfl millions except per share
                                                            amount)
Net income under Dutch GAAP ..............     701       794        330
U.S. GAAP adjustments
 Impace of U.S. GAAP adjustments
  to combined financial statements .......     213      (102)      (202)
                                              ----      ----       ----
Net income under U.S. GAAP ...............     914       692        128
                                              ====      ====       ====
Basic earnings per ordinary
 share under U.S. GAAP (Dfl) .............    1.30      0.98       0.18
                                              ====      ====       ====



      The basic earnings per ordinary share under U.S. GAAP includes, for 1995, Dfl 0.63 in respect of profit on sale (under U.S. GAAP) of discontinued businesses, and for 1997, Dfl 1.05 (loss) in respect of the Reed Travel Group provision for customer compensation and related expenses and reorganization costs and the non-cash writedown (under U.S. GAAP) of Reed Travel Group goodwill and intangibles.

Approximate effects on shareholders' equity of differences between Dutch GAAP and U.S. GAAP:

                                                              At December 31,
                                                         -----------------------
                                                           1996             1997
                                                           ----             ----
                                                             (In Dfl millions)
Shareholders' equity under Dutch GAAP ..............         3,065         2,495
U.S. GAAP adjustments
  U.S. GAAP adjustments to combined
   financial statements ............................         1,113         1,698
  Ordinary dividends ...............................           373           440
                                                             -----         -----
Shareholders' equity under U.S. GAAP ...............         4,551         4,633
                                                             =====         =====

14 Post balance sheet event

      On March 9, 1998, Reed International P.L.C. and Elsevier NV announced that the proposed merger with Wolters Kluwer nv, previously announced on October 13, 1997, had been abandoned. The Boards of Reed International P.L.C. and Elsevier NV had concluded that the revisions to the merger terms which Wolters Kluwer nv had sought -- reflecting in the main their concerns about the impact of regulatory approvals -- meant that the merger could no longer be seen to be in the best interests of shareholders.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in the case of Reed International, in London, England and, in the case of Elsevier, in Amsterdam, The Netherlands on March 27, 1998.

REED INTERNATIONAL P.L.C.                    ELSEVIER NV
Registrant                                   Registrant

By:    N. J. STAPLETON                   By:    H. BRUGGINK
   ----------------------                    ------------------------
Title: N.J. Stapleton                    Title: H. Bruggink
       Chairman                                 Chairman Executive Board

Dated: March 27, 1998                        Dated: March 27, 1998