Form 20-F
period 1999-12-31
ELSEVIER NV /
filed 2000-03-23
CIK 929872

As filed with the Securities and Exchange Commission on March 23, 2000
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

(Mark One)

          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

                  ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1999

                                       or

                TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                         Commission file number: 1-3334

  REED INTERNATIONAL P.L.C.                                ELSEVIER NV
------------------------------                    ------------------------------
  (Exact name of Registrant                         (Exact name of Registrant
 as specified in its charter)                      as specified in its charter)

           England                                        The Netherlands
------------------------------                    ------------------------------
(Jurisdiction of incorporation                    (Jurisdiction of incorporation
       or organisation)                                  or organisation)

      25 Victoria Street                          Van de Sande Bakhuyzenstraat 4
       London SW1H 0EX                                  1061 AG Amsterdam
           England                                        The Netherlands
------------------------------                    ------------------------------
    (Address of principal                             (Address of principal
      executive offices)                                executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

                                                            Name of exchange
Title of each class                                       on which registered
-------------------                                       -------------------
Reed International P.L.C.:
  American Depositary Shares (each representing
    four Reed International P.L.C. Ordinary Shares)     New York Stock Exchange
  Ordinary Shares of 12.5p each
    (the "Reed International Ordinary Shares")          New York Stock Exchange*

Elsevier NV:
  American Depositary Shares (each representing
    two Elsevier NV Ordinary Shares)                    New York Stock Exchange
  Ordinary Shares of e0.06 each
    (the "Elsevier Ordinary Shares")                    New York Stock Exchange*

* Listed, not for trading, but only in connection with the listing of the applicable Registrant's American Depositary Shares issued in respect thereof.

     Securities registered or to be registered pursuant to Section 12(g) of the
     Act: None

     Securities for which there is a reporting obligation pursuant to
     Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers' classes of capital or common stock as of December 31, 1999:

                                                                   Number of
Title of each class                                           outstanding shares
-------------------                                           ------------------
Reed International P.L.C.:
  Ordinary Shares of 12.5p each                                  1,145,631,010

Elsevier NV:
  Ordinary Shares of e0.06 each                                    668,251,106
  R-shares of e0.6 each (held by a subsidiary
    of Reed International P.L.C.)                                    4,049,951

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days:

                               Yes [X]     No [ ]

Indicate by check mark which financial statement item the registrants have elected to follow:

                           Item 17 [ ]     Item 18 [X]

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
DEFINITIONS .............................................................     1

FORWARD-LOOKING STATEMENTS ..............................................     1

PART I

  ITEM 1:   DESCRIPTION OF BUSINESS .....................................     2

  ITEM 2:   DESCRIPTION OF PROPERTY .....................................    20

  ITEM 3:   LEGAL PROCEEDINGS ...........................................    20

  ITEM 4:   CONTROL OF REGISTRANTS ......................................    21
              Reed International ........................................    21
              Elsevier ..................................................    21
              Reed Elsevier .............................................    21

  ITEM 5:   NATURE OF TRADING MARKET ....................................    23
              Reed International ........................................    23
              Elsevier ..................................................    24

  ITEM 6:   EXCHANGE CONTROLS AND OTHER LIMITATIONS
            AFFECTING SECURITY HOLDERS ..................................    25
              Reed International ........................................    25
              Elsevier ..................................................    25

  ITEM 7:   TAXATION ....................................................    26
              Reed International ........................................    26
              Elsevier ..................................................    29

  ITEM 8:   SELECTED FINANCIAL DATA .....................................    32
              Reed Elsevier .............................................    32
              Reed International ........................................    34
              Elsevier ..................................................    36

  ITEM 9:   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITIONS AND RESULTS OF OPERATIONS ........................    39
              Reed Elsevier .............................................    39
              Reed International ........................................    51
              Elsevier ..................................................    52

  ITEM 9A:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK ..    53
              Reed Elsevier .............................................    53

                                     (i)

                                                                            Page
                                                                            ----
  ITEM 10:  DIRECTORS AND OFFICERS OF REGISTRANTS .......................    55
              Reed Elsevier .............................................    55
              Reed International ........................................    55
              Elsevier ..................................................    55

  ITEM 11:  COMPENSATION OF DIRECTORS AND OFFICERS ......................    58

  ITEM 12:  OPTIONS TO PURCHASE SECURITIES FROM
            REGISTRANTS OR SUBSIDIARIES .................................    63
              Reed International ........................................    63
              Elsevier ..................................................    65
              Reed Elsevier .............................................    66

  ITEM 13:  INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS .............    69
              Reed International ........................................    69
              Elsevier ..................................................    69

PART II

  ITEM 14:  DESCRIPTION OF SECURITIES TO BE REGISTERED ..................    69
              Reed International ........................................    69
              Elsevier ..................................................    69

PART III

  ITEM 15:  DEFAULTS UPON SENIOR SECURITIES .............................    69
              Reed International ........................................    69
              Elsevier ..................................................    69

  ITEM 16:  CHANGES IN SECURITIES AND CHANGES IN
            SECURITY FOR REGISTERED SECURITIES ..........................    69
              Reed International ........................................    69
              Elsevier ..................................................    69

PART IV

  ITEM 17:  FINANCIAL STATEMENTS  .......................................    69

  ITEM 18:  FINANCIAL STATEMENTS ........................................    69

  ITEM 19:  FINANCIAL STATEMENTS AND EXHIBITS ...........................   F-1

* The registrants have responded to Item 18 in lieu of responding to this Item.

                                      (ii)

                                   DEFINITIONS

The following definitions apply throughout this Annual Report unless the context otherwise requires:

"Reed International"             "Reed International"

"Elsevier"                       Elsevier NV

"Merger" The merger on January 1, 1993 of the businesses of Reed International and Elsevier; see "Description of the Business -- Introduction".

"Reed Elsevier"                  The collective reference to the separate legal
                                 entities of Reed International, Elsevier, Reed
                                 Elsevier plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures.

"ERF"                            Elsevier Reed Finance BV

"Combined Businesses"            The collective reference to the businesses of
                                 all the entities comprising Reed Elsevier.

"Combined Financial Statements"  The combined financial statements of the
                                 Combined Businesses.

"U.K. GAAP"                      Generally accepted accounting principles in the
                                 United Kingdom.

"Dutch GAAP"                     Generally accepted accounting principles in The
                                 Netherlands.

"U.K. and Dutch GAAP"            Accounting policies that comply with both U.K.
                                 and Dutch generally accepted accounting
                                 principles.

"U.S. GAAP"                      Generally accepted accounting principles in the
                                 United States.

"Noon Buying Rate"               The noon buying rate in New York City for cable
                                 transfers for a specified territory as
                                 certified for customs purposes by the Federal
                                 Reserve Bank of New York.

     In this Annual Report references to "U.S. Dollars" or "$" are to U.S. currency, references to "pounds sterling", "sterling", "(pound)", "pence" or "p" are to U.K. currency.

     Since January 4, 1999, the prices of all shares listed on the Amsterdam Stock Exchange, including Elsevier, have been quoted in euro rather than Dutch guilders. For the 1999 financial year Elsevier has adopted the euro as its primary currency for the presentation of financial information and the declaration of dividends. References to "euro" and "e" are to the currency of the European Economic and Monetary Union. For a discussion of the effects of the introduction of the euro on Reed Elsevier's combined results of operations and combined financial position, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Reed Elsevier".

     The rates used in the preparation of the Combined Financial Statements for the 1999 financial year were $1.62 per (pound)1.00 and $1.066 per e1.00 for profit and loss account items (the average prevailing exchange rate during the year) and $1.62 per (pound)1.00 and $1.006 per e1.00 for balance sheet items (the rate prevailing at December 31, 1999). e amounts for periods prior to the 1999 financial year have been stated using the relevant Dutch guilder amounts, translated at the Official Conversion Rate of Dfl2.20371 per e1.00 which was fixed at January 1, 1999. For a discussion of the effects of currency fluctuations on Reed Elsevier's combined results of operations and combined financial position, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Reed Elsevier".

     Noon Buying Rates are not used in the preparation of the Combined Financial Statements included in this Annual Report except where indicated for certain convenience translations. At December 31, 1999, the Noon Buying Rates were $1.615 per (pound)1.00 and $1.066 per e1.00; at February 23, 2000 the Noon Buying Rates were $1.60 per (pound)1.00 and $1.00 per e1.00.

                           FORWARD-LOOKING STATEMENTS

     This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are based on the beliefs of the management of the Combined Businesses as well as assumptions made by, and information currently available to, the management of the Combined Businesses. These forward-looking statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently anticipated as reflected in such forward-looking statements. The terms "expect", "should be", "will be" and similar expressions identify forward-looking statements. Factors which may cause or contribute to different future outcomes from those foreseen in forward-looking statements include, but are not limited to, those discussed in Item 1, "Description of Business", Item 9, "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and
Item 9A, "Quantitative and Qualitative Disclosures about Market Risk", as well as general economic and business conditions in Reed Elsevier's markets, customers' acceptance of its products and services, the actions of competitors, changes in law and legal interpretation affecting Reed Elsevier's intellectual property rights, and the impact of technological change.

                                     PART I

                         ITEM 1: DESCRIPTION OF BUSINESS

Introduction

     Reed Elsevier is a world leading publisher and information provider. Its activities include scientific, legal and business publishing. Its principal operations are in North America and Europe. For the year ended December 31, 1999, Reed Elsevier had total turnover of approximately (pound)3.4 billion and an average of approximately 27,700 employees. In 1999, North America represented Reed Elsevier's largest single geographic market, based on turnover by destination, contributing 56% of Reed Elsevier's total turnover.

Structure

     Reed Elsevier came into existence on January 1, 1993 when Reed International and Elsevier contributed their businesses to two jointly owned companies, Reed Elsevier plc, a U.K. registered company which owns all the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch registered company which owns the finance activities. Reed International and Elsevier have retained their separate legal and national identities and are publicly held companies with separate stock exchange listings in London, Amsterdam and New York.

     Reed International and Elsevier each holds a 50% interest in Reed Elsevier plc. Reed International holds a 46% interest in Elsevier Reed Finance BV, with Elsevier holding a 54% interest. Reed International additionally holds a 5.8% indirect economic interest in Elsevier, as shown in the structure diagram. This equity interest has been taken into account in determining the equalisation ratio whereby one Elsevier Ordinary Share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed International Ordinary Shares. The equalisation ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed International or Elsevier.

     Under the equalisation arrangements, Reed International shareholders have a 52.9% economic interest in Reed Elsevier and Elsevier shareholders (other than Reed International) have a 47.1% economic interest in Reed Elsevier. Holders of ordinary shares in Reed International and Elsevier enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

     The boards of both Reed International and Elsevier have agreed, except in exceptional circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed International Ordinary Shares, the associated U.K. tax credit), based on the equalisation ratio. A Reed International Ordinary Share pays dividends in sterling and is subject to U.K. tax law with respect to dividend and capital rights. An Elsevier Ordinary Share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights.

     The following diagram presents a simplified view of the structure of Reed Elsevier.

                               [GRAPHIC OMITTED]

     The principal assets of Reed International comprise its 50% interest in Reed Elsevier plc, its 46% interest in Elsevier Reed Finance BV, its 5.8% indirect economic interest in Elsevier and certain amounts receivable from subsidiaries of Reed Elsevier plc. The principal assets of Elsevier comprise its 50% interest in Reed Elsevier plc, its 54% interest in Elsevier Reed Finance BV and certain amounts receivable from subsidiaries of Reed Elsevier plc and Elsevier Reed Finance BV. Elsevier also owns shares, carrying special dividend rights, in certain of the Dutch subsidiaries of Reed Elsevier plc. These shares enable Elsevier to receive dividends from companies within its tax jurisdiction, thereby mitigating potential tax costs for Reed Elsevier.

Strategy and Key Objectives

     Reed Elsevier's key objective is to become the indispensable partner to its target customers, the scientist, lawyer and business professional, for information-driven services and solutions. This will be achieved through delivery of highly valued and demonstrably superior and flexible information solutions, increasingly via the Internet. Reed Elsevier's goal is to build a global capability and leadership in all its target sectors with immediate focus on its three principal markets: scientific, legal and business.

The Reed Elsevier group strategy is built around eight key foundations:

1. Focus on the existing three core businesses, to maximise immediate growth potential

     Reed Elsevier believes that the scientific, legal and business markets all offer real opportunities for growth and all offer opportunities for Internet migration and business expansion. Each of these markets is large and is growing. There is a continuing and expanding information and related services need. Reed Elsevier is well placed, holding number 1 or 2 positions in its market segments, with strong brands, content and market reach. These three businesses share a number of important characteristics and benefit from common ownership. All rely on the provision of proprietary and high value content to professional customers. All are transitioning to electronic. All exploit comparable publishing and sales/marketing skills. All are becoming more global. The Internet is fast becoming the preferred customer access system for all three, with links to a wider range of content-related services and to transactional capabilities.

     Reed Elsevier plans to exit businesses that do not fit directly with the strategy. Reed Elsevier will thus be divesting a number of businesses, which in 1999 contributed approximately (pound)200 million revenue and (pound)33 million operating profit. These include OAG Worldwide and Springhouse.

2.   Significantly upgrade management and organisation effectiveness

     There is a clear need to strengthen the management structure, capability and skill set, to deliver strong focused leadership and to ensure outstanding execution of the new strategy. This is a critical priority for Reed Elsevier.

     To achieve this, key initiatives are:

     o Creation of three global business units: Science, Legal and Business, each headed by a global Chief Executive Officer ("CEO") with main board membership. This is to ensure the strongest possible customer focus and alignment. This structure will accelerate global expansion, brand and portfolio development, and product/marketing upgrade.

     o The noon buying rate in New York City for cable transfers for a specified territory as certified for customs purposes by the Federal Reserve Bank of New York.

     o Strong new appointments to senior management positions. These include the three key global business unit CEO positions. In Science a new CEO has been appointed; the recruitment of the other two positions is underway. In order to leverage the significant technology opportunities across the business a global Chief Technology Officer will also be appointed. Appointments to other key positions, including a new head of Cahners in the U.S. and also NEXIS, have been completed. Others will follow.

     o Organisational separation of Internet activities. Internet development is now separately organised within the businesses with clear management leadership and accountabilities. Whilst working closely with the print brands, content and marketing, the electronic media groups will independently pursue growth opportunities in existing and carefully defined new market segments.

     o Re-definition of head office structure and role. The regional head office structure has been streamlined. The role has become more sharply strategic and catalytic, with reduction in staffing of over 40%.

     o Introduction of significantly enhanced incentive schemes for all key management, linked to Reed Elsevier's strategic goals. This includes a significant new long-term 5-year incentive programme for key managers requiring superior growth and shareholder return. This scheme will be put to shareholders at the Annual General Meetings of Reed International and Elsevier in April 2000.

3. Major upgrade of products, leveraging Internet technology, to deliver superior services to customers

     At the core of Reed Elsevier's strategy is an absolute focus on Internet delivery, additional high value added content and services, and greater ease of use and functionality. Products will be increasingly customised to meet the specific needs of the individual customer or customer group.

     o In Science, the focus is on expanding ScienceDirect. New research from Elsevier Science journals and from a growing number of other publishers is being added to ScienceDirect daily and the archive is being significantly extended. Authoring tools, library management tools and other taskware is being added to improve customer productivity and utility. Throughout 2000 services and content will be customised to specific scientific disciplines, e.g. biotechnology and pharmaceutical, and to the differing research markets, e.g. academic, government and corporate.

     o In Legal, Reed Elsevier's content is continuing to expand through an ambitious authoring and editorial programme, and acquisitions and licensing. These include specialist areas of law, case summaries and enhanced citations. Functionality upgrades include improved browser based interfaces, smart indexing and Intranet solutions. The flagship Internet products, lexis.com in the U.S. and Butterworths Direct in the U.K. are being customised to suit large, medium and small law firms, corporate law and courts and to provide Intranet solutions for individual customers.

     o In Business, the focus is on building vertical Internet portals in key market sectors where Reed Elsevier has scale, and which offer potential for Internet delivered information, marketing services and, critically, e- commerce connectivity. In the U.S., key sectors include Electronics, Construction, Entertainment and Publishing. In Europe, priority sectors include Aerospace, Computing, Chemicals, Property and Recruitment. In each sector a deeper content resource is being built (news, market, product and service information). Reed Elsevier will increasingly work in alliances and partnerships to deliver total e-commerce solutions for customers.

     The product development programme is focused on the Internet. In 1999, approximately (pound)120 million of revenues were Internet sourced. These are expected to increase rapidly through media migration and new revenue streams so that in 2002 it is expected that approximately one quarter of revenue will be Internet based.

4.   More effective marketing and sales programmes

     Significantly improved sales and marketing is a key strategic priority for Reed Elsevier to extend market penetration, to win new business and increase overall customer loyalty:

     o Sales forces are being significantly enlarged to address the market more comprehensively and, specifically, the broader online customer opportunity. For instance, in both Science and Legal, the worldwide sales forces are being almost doubled.

     o Reed Elsevier is also investing in more sophisticated customer research, usage tracking and customer intelligence databases, as well as customer service facilities.

Reed Elsevier is pursuing a significant programme of customising marketing and selling efforts to the differing customer groups across markets. This includes re-invention of pricing models more suited to growth in Internet services and away from "one size fits all".

     o Global branding of Internet services, such as ScienceDirect and LEXIS, together with channel alliances and marketing networks with other online service providers, will be a key element of Reed Elsevier's marketing strategy. Reed Elsevier is also significantly increasing spending on advertising and promotion behind Internet initiatives.

5. Significantly increase investment-- largely against Internet-- to drive revenue growth.

     Current business conditions require a significantly higher level of investment than in recent years, particularly in the areas of product development, marketing and sales. The U.S. and Internet development are key areas for increased investment. A significant portion of this investment will be Internet related, including product, technology development, marketing and sales. Detailed plans have been developed and are in execution.

6.   Aggressive cost saving programmes

     To finance this substantial investment, a wide ranging cost review has been carried out across the whole business, primarily directed at non-revenue generating costs, e.g. support staff, production, infrastructure, head office. In addition to saving costs and freeing resources for revenue development, this programme aims to achieve a leaner, higher calibre, and faster moving organisation.

7.   Expand geographically to build global capability and leadership position

     Most Reed Elsevier markets are becoming increasingly global, or at least regional, assisted by the increasing ubiquity of Internet connectivity. Within Science, Reed Elsevier has moved a long way towards a fully global organisation. Legal and Business are still regional in emphasis but both are developing a global strategy. Reed Elsevier will focus on key geographical gaps in its portfolio and develop branding and marketing strategies that align with the changing market shape. Specifically and as a priority Reed Elsevier will pursue Legal and Business expansion into Continental Europe, South America and Asia.

8. Continue to target acquisitions/alliances to accelerate achievement of strategic goals

     In the short to medium term, acquisitions and alliances, particularly in the context of Internet development will continue to be used to reinforce Reed Elsevier's strategy. Alliances with other Internet companies are a significant component of the Business portal initiatives where a range of content, market and technology partners is necessary to deliver complete solutions for customers.

     Additionally, Reed Elsevier is establishing a venture fund of, initially, up to $100 million to make early stage investments in Internet related businesses, to provide insight and involvement in new market and technology initiatives as well as financial return.

     Reed Elsevier's dividend policy has been adjusted to support this investment lead growth strategy through a reduction by one-third of the equalised Reed International and Elsevier dividends from the 1998 level. This will be implemented through a proposed reduction in the 1999 final dividend.

History and Development of Reed International Prior to the Merger

     Reed International was founded in 1903, although certain of its publications originated in the 19th century. Reed International was originally a paper manufacturing company. It diversified into publishing in 1970 developing its publishing holdings into a significant business by 1986, at which time the Board of Reed International decided to concentrate on publishing and information businesses. Over the period up to the Merger, Reed International disposed of its manufacturing businesses and made a number of significant acquisitions of publishing and information businesses. Reed International's strategic focus within the publishing and information businesses was directed primarily towards higher margin, subscription-based businesses in English language markets.

History and Development of Elsevier Prior to the Merger

     Elsevier was formed in 1880 when a number of established Dutch publishers and booksellers pooled their interests. Initially, Elsevier's activities comprised small scale publishing for the general trade market. After World War II, Elsevier broadened the scope of its operations, diversifying into consumer magazines, newspapers, business publications and commercial printing and achieving considerable growth as a publisher of English language scientific journals. Since the late 1980's, Elsevier's strategy has been directed primarily towards expansion in publishing and information in English language information markets. This strategy resulted in the disposal of Elsevier's commercial printing and consumer book publishing operations and in the acquisition of a number of publishing houses active in the fields of scientific, professional and business to business publishing.

Material Acquisitions and Disposals

     Reed Elsevier has made strategic acquisitions in the scientific, legal and business markets to enhance existing activities. Total acquisition expenditure in the five years ended December 31, 1999 was approximately (pound)2.45 billion. In the five years ended December 31, 1999, the principal acquisitions have been;

     o Tolley Publishing Company, a legal and tax publisher in the United Kingdom, in August 1996 for(pound)101 million;

     o MDL Information Systems, Inc., a U.S. provider of scientific information management systems, in April 1997 for $320 million ((pound)195 million);

     o Chilton Business Group, a U.S. business information publisher, in September 1997 for $447 million ((pound)273 million);

     o A 50% interest in a joint venture with Times Mirror Company in November 1996 to own and operate Shepard's, the premier U.S. legal citation business;

     o Matthew Bender, a leading U.S. publisher of legal analysis and case law and the remaining 50% equity in Shepard's from Times Mirror in August 1998 for $1.65 billion ((pound)1 billion).

     In addition, Reed Elsevier has made a significant number of smaller acquisitions.

     In 1995 a major divestment programme to withdraw from consumer publishing markets was initiated. At the end of 1995, the newspaper businesses in the United Kingdom and The Netherlands and the consumer magazine businesses in the United States and The Netherlands were divested in five separate transactions yielding gross proceeds of (pound)751 million. In 1998 the sale of Reed Elsevier's consumer book publishing operations was completed and Reed Elsevier completed the last major step in its withdrawal from consumer publishing markets with the divestment of IPC Magazines in the United Kingdom, yielding gross proceeds of (pound)878 million.

Reed Elsevier

     Reed Elsevier is a world leading publisher and information provider. Its activities include scientific, legal and business publishing. Turnover is derived principally from subscriptions, advertising sales, circulation and copy sales and exhibition fees. In 1999, 39% of Reed Elsevier's turnover was derived from subscriptions; 24% from advertising sales; 18% from circulation and copy sales; 9% from exhibition fees; and 10% from other sources. Subscription sales are defined as turnover derived from the periodic distribution or update of a product which is usually prepaid, while circulation and copy sales include all other turnover from the distribution of a product, usually on cash or credit terms. The level of publishing-related advertising sales has historically been tied closely to the economic cycle with changes in the profit performance of advertisers, business confidence and other economic factors having a high correlation with changes in the size of the market. Subscription sales and circulation and copy sales have tended to be more stable than advertising sales through economic cycles. Both subscription and circulation and copy sales include the electronic distribution of products and subscription and transactional sales of online services. Approximately 21% of Reed Elsevier's turnover is derived from electronic information products, and approximately 4% is Internet sourced.

     The following table shows turnover of Reed Elsevier by business segment and on the basis of geographic origin and markets and adjusted operating profit of Reed Elsevier, which is stated before the amortisation of goodwill and intangible assets and exceptional items, by business segment and on the basis of its geographic origin, in each of the three years ended December 31, 1999:

                                                     Turnover                               Adjusted Operating Profit(1)(2)
                                 ------------------------------------------------   ------------------------------------------------
                                      1997             1998             1999             1997             1998             1999
                                 --------------   --------------   --------------   --------------   --------------   --------------
                                 ((pound)         ((pound)         ((pound)         ((pound)         ((pound)         ((pound)
                                 million)    %    million)    %    million)    %    million)    %    million)    %    million)    %
                                 --------   ---   --------   ---   --------   ---   --------   ---   --------   ---   --------   ---
Business Segment
Scientific ....................     571      17      622      19      652      19     230       26     223       27     231       29
Legal(5) ......................   1,033      30    1,107      35    1,268      37     289       33     322       40     316       40
Business ......................   1,383      40    1,434      45    1,470      44     293       33     268       33     245       31
                                  -----     ---    -----     ---    -----     ---     ---      ---     ---      ---     ---      ---
Continuing Operations .........   2,987      87    3,163      99    3,390     100     812       92     813      100     792      100
Discontinued Operations(3) ....     430      13       28       1       --      --      73        8      --       --      --       --
                                  -----     ---    -----     ---    -----     ---     ---      ---     ---      ---     ---      ---
Total .........................   3,417     100    3,191     100    3,390     100     885      100     813      100     792      100

Geographic Origin(4)
North America .................   1,512      44    1,663      52    1,836      54     394       45     390       48     359       45
United Kingdom ................     694      20      692      22      698      21     207       23     204       25     191       24
The Netherlands ...............     369      11      383      12      391      11     123       14     128       16     135       17
Rest of Europe ................     263       8      293       9      307       9      69        8      76        9      87       11
Rest of world .................     149       4      132       4      158       5      19        2      15        2      20        3
                                  -----     ---    -----     ---    -----     ---     ---      ---     ---      ---     ---      ---
Continuing Operations .........   2,987      87    3,163      99    3,390     100     812       92     813      100     792      100
Discontinued Operations(3) ....     430      13       28       1       --      --      73        8      --       --      --       --
                                  -----     ---    -----     ---    -----     ---     ---      ---     ---      ---     ---      ---
Total .........................   3,417     100    3,191     100    3,390     100     885      100     813      100     792      100

Geographic Market(4)
North America .................   1,582      46    1,726      54    1,906      56
United Kingdom ................     432      13      483      15      484      14
The Netherlands ...............     208       6      222       7      237       7
Rest of Europe ................     401      12      407      13      418      13
Rest of world .................     364      10      325      10      345      10
                                  -----     ---    -----     ---    -----     ---
Continuing Operations .........   2,987      87    3,163      99    3,390     100
Discontinued Operations(3) ....     430      13       28       1       --      --
                                  -----     ---    -----     ---    -----     ---
Total .........................   3,417     100    3,191     100    3,390     100

(1) Adjusted operating profit is shown before the amortisation of goodwill and intangible assets and exceptional items. Reed Elsevier businesses focus on adjusted profits as an additional performance measure. See note 1 to the Combined Financial Statements.

(2) Exceptional items are significant items within Reed Elsevier's ordinary activities which, under U.K. and Dutch GAAP, are required to be disclosed separately due to their size or incidence. Exceptional items before tax totalled (pound)232 million (loss) in the year ended December 31, 1999, (pound)603 million (profit) in the year ended December 31, 1998, and (pound)448 million (loss) in the year ended December 31, 1997. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Reed Elsevier" and note 6 to the Combined Financial Statements for a further description of these items.

(3) Discontinued operations, are presented in accordance with U.K. and Dutch GAAP, and comprise IPC Magazines and the consumer book publishing operations which were the final elements of the Consumer segment sold in 1998.

(4) The analysis by geographic origin attributes turnover and adjusted operating profit to the territory where the product originates. The analysis by geographic market attributes turnover on the basis of the destination market.

(5) The Professional segment has been renamed Legal to reflect its most significant markets. The Legal and Business segments have also been re-stated to reflect the transfer of management and development responsibilities for Elsevier Tuition to Elsevier Business Information.

     Reed Elsevier's businesses compete for circulation and marketing expenditures in the scientific, legal and business markets. The bases of competition include, for readers and users of the information, the quality and variety of the editorial content, the quality of the software to derive added value from the information, the timeliness and the price of the products and, for advertisers, the quality and the size of the audiences targeted.

     The following table shows the main business units by reference to business segment and geographical location.

                                                                   Geographical Location
                 -------------------------------------------------------------------------------------------------------------------
Business Segment North America(1)                United Kingdom    The Netherlands   Rest of Europe          Rest of world
---------------- ------------------------------  ----------------  ----------------  ----------------------  -----------------------
Scientific       Elsevier Science                Elsevier Science  Elsevier Science  Elsevier Science,       Elsevier Science,
                 Excerpta Medica Communications  The Lancet        Excerpta Medica     Republic of Ireland     Japan
                 Springhouse Corporation(6)                          Communications  Elsevier Science,       Excerpta Medica
                 MDL Information Systems                                               Switzerland             Communications,
                                                                                     Editions Scientifiques    Japan
                                                                                       et Medicales
                                                                                     Elsevier, France
                                                                                     Beilstein, Germany

Legal            LEXIS-NEXIS Group               Butterworths UK                     Editions du Juris-      Butterworths,
                 LEXIS Publishing(2)             Butterworths Tolley                   Classeur, France        Australia
                 Michie(2)                         Publishing                        Verlag Orac, Austria    Butterworths,
                 Matthew Bender(2)               Heinemann                           Dott. A. Giuffre          South East Asia
                 Shepard's(2)                    Ginn                                Editore, Italy (40%)    Butterworths,
                 Martindale-Hubbell(2)           Butterworth-                        Stampfli Verlag,          South Africa (50.01%)
                 NEXIS                             Heinemann                           Switzerland (40%)     Depalma, Argentina
                 Congressional Information       LEXIS-NEXIS                         Wydawnictwa             Abeledo Perrot,
                   Services                        Europe                              Prawnicze PWN,          Argentina (66%)
                 Butterworths, Canada                                                  Poland (50%)          Rigby-Heinemann,
                 Rigby                                                                                         Australia
                 Greenwood-Heinemann


Business         Cahners Business Information    Reed Business     Elsevier Business Pan European            Reed Business
                 Cahners Travel Group              Information       Information(3)    Publishing Company,     Information,
                 ICIS-LOR                        Reed Exhibition   Elsevier            Belgium(3)              Australia
                 Reed Exhibition Companies (4)     Companies(4)      Tuition(3)      Elsevier Informacion    Reed Exhibitions,
                 OAG Worldwide(6)                OAG Worldwide(6)                      Profesional, Spain(3)   Japan(4)
                 REZsolutions, Inc.(67%)(5)                                          Reed Elsevier,          Reed Exhibitions,
                                                                                       Deutschland,            Singapore(4)
                                                                                       Germany(3)            Reed Exhibitions,
                                                                                     Editions Prat, France(3)  Australia(4)
                                                                                     Groupe Strategies,      OAG Worldwide,
                                                                                       France(3)               Singapore(6)
                                                                                     Reed Midem Organisation,
                                                                                       France(4)
                                                                                     OIP, France(4)
                                                                                     Messe Salzburg, Austria(4)

(1)  U.S. unless otherwise stated.

(2)  These businesses form part of LEXIS Publishing.

(3) These businesses form part of Elsevier Business Information. During 1999 management and development responsibilities for the Elsevier Tuition businesses were transferred from the Legal to the Business segment.

(4)  These businesses form part of Reed Exhibition Companies.

(5)  REZsolutions, Inc. is in the process of being sold.

(6) In February 2000, Reed Elsevier announced that it planned to divest a number of businesses including OAG Worldwide and Springhouse Corporation.

                                REED ELSEVIER PLC

Scientific

                                      1997               1998                                      1999
                                      ----               ----              % change                ----              % change
Turnover                        ((pound)million)   ((pound)million)   at constant rates(1)   ((pound)million)   at constant rates(2)
--------                        ----------------   ----------------   --------------------   ----------------   --------------------
  Elsevier Science ...........         465                513                  +12%                 534                   +5%
  Medical Businesses .........         106                109                   +5%                 118                   +6%
                                      ----               ----                                      ----
                                       571                622                  +11%                 652                   +5%

Adjusted operating profit ....         230                223                   -1%                 231                   +5%
Operating margin .............        40.3%              35.9%                -4.4pts              35.4%                -0.5pts

(1) Represents percentage change over 1997 at constant rates of exchange, which have been calculated using the average exchange rates for the 1997 financial year.

(2) Represents percentage change over 1998 at constant rates of exchange, which have been calculated using the average exchange rates for the 1998 financial year.

     The Scientific segment of Reed Elsevier comprises worldwide scientific and medical publishing and communications businesses.

     The Scientific segment strategy is to extend its global leadership position in providing high quality scientific, technical and medical information solutions to research scientists and information professionals. Reed Elsevier believes the prime driver of growth will be revenue, led by the ScienceDirect family of Internet products, where electronic access, extensive inter-linked content, and search capability offer added value to users.

     Key strategic initiatives include:

     o Significant expansion of the ScienceDirect Internet products to meet the needs of specific scientific communities:

               New research is added daily from Elsevier Science journals and a growing number of other publishers. The archive is being enlarged, and links to related scientific databases are now established. Current awareness and scientific news services are being expanded, abstracting and indexing layers are being extended;

               Throughout 2000, services and content will be developed further, tailored to specific scientific disciplines, e.g. biotechnology, pharmaceutical and engineering, and to the differing research markets, e.g. academic, government and corporate;

               Advanced search, navigation and access/delivery software tools will remain a priority, exploiting development in web technologies and the ScienceDirect search engine. Archiving tools, library management and other taskware are being added to improve customer productivity and utility;

     o Accelerated migration from print to electronic products, which have demonstrably better capability to extend services and add further value. A clear pricing policy has been introduced to facilitate this migration, and enhance customer loyalty. This ensures a moderate and more predictable level of price increases for core content subscriptions, whilst providing a more tailored pricing approach to additional online services;

     o Expansion to new usage groups, including smaller academic institutions, individual researchers and corporate and industrial markets, supported by customised products and pricing;

     o Significant expansion of the sales and customer service activities that have historically been conducted through third-party subscription agents. Strengthened sales and marketing efforts and pricing initiatives will support the migration of customers to ScienceDirect and related services, and expansion to new usage groups. No competitor has a comparable sales operation;

     o Continued upgrade of systems infrastructure to provide Internet-based authoring tools, speedier peer review and production, and to streamline back office functions and distribution.

     Revenue growth in the Scientific segment is expected to accelerate through customer migration from print to Internet services, greater customer loyalty to more valued services and increased usage, and penetration of untapped market segments.

     Elsevier Science. Elsevier Science is the leading international publisher of scientific information, based on the number of journals published, with headquarters in the Netherlands and operations located around the globe. Within the Scientific segment, Elsevier Science's scientific information businesses contributed approximately 82% of the total turnover in the year ended December 31, 1999. Through a number of imprints including Elsevier, Pergamon, Excerpta Medica and North Holland, Elsevier Science supplies scientific information through journals, books, CD-ROMs and online to research libraries, scientists and professional markets serving an increasingly wide range of research fields. Elsevier Science is integral to the scientific community through the publication of more than 1,200 subscription based journals with more than 150,000 new research articles published each year, focused on the life sciences, chemistry and physical sciences. These peer-reviewed publications are an essential conduit for the dissemination of authoritative research findings. Other publishing programmes include econometrics, statistics, geology, computer sciences, management and psychology. Among Elsevier Science's most widely known and largest print journals are Cell, Brain Research, Neuroscience and Biochimica et Biophysica Acta ("BBA") in the life sciences; The Lancet, the Journal of the American College of Cardiologists and Annals of Thoracic Surgery in the medical sciences; Tetrahedron and Journal of Chromatography in chemistry; Physics Letters and Solid State Communications in the physical sciences; Journal of Financial Economics in economics; and Artificial Intelligence in the computer sciences field. Elsevier Science also publishes secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary layers of information in the form of review and reference works, including the Trends and Current Opinion series and Encyclopaedia of Neuroscience. In addition the company publishes conference proceedings, letters, journals for rapid communications, handbooks, bulletins, magazines, dictionaries, newsletters, and sponsored publications.

     Elsevier Science offers a number of sophisticated secondary databases, available electronically online or on CD-ROM. These include: EMBASE, covering pharmaceutical and biomedical sciences; Compendex, covering all the engineering disciplines; Geobase, focusing on geoscience and related areas; Beilstein Database, providing online access to approximately eight million chemical structures with linked descriptions of the properties, reactions, preparations, citations and other relevant data; and Elsevier BIOBASE, a biological science database. Elsevier Science also maintains such highly specialized databases as World Textiles and FLUIDEX. All of these databases are available in one source, the OPSBANK database.

     In 1999 Elsevier Science continued its major investment programme to capitalise on its position as the leading provider of authoritative scientific information.

     Good progress was made during the year in the roll-out of ScienceDirect, the web-based scientific information service, with over 25% of journal subscription revenues now covering both print journals and the ScienceDirect service. Over 800,000 scientific research articles are now available in the online database. Usage is growing rapidly, significantly increasing the value of Reed Elsevier's information to the scientific community.

     An increasing number of publishers now include their information within ScienceDirect, and linkages have been established with other major databases. This will enable researchers to cross refer seamlessly to journal articles from participating publishers to which they have also subscribed.

     The new pricing approach introduced in the year, moderating the impact of currencies so as to give more predictable journal pricing for customers, has contributed to the continuing success of the migration of revenue from print to electronic delivery.

     Elsevier Science enhanced its core content of 1,200 subscription based journals through new launches and acquisitions. Cell Press, acquired in April 1999, added four first-class journals in the life sciences field, Cell, Molecular Cell, Neuron and Immunity, which in addition to their strong print positions, are valuable drivers of online usage in molecular biology.

     The scientific publishing business is highly cash generative as journal subscriptions are usually paid annually in advance. In the year ended December 31, 1999, subscriptions accounted for approximately 82% of Elsevier Science's turnover, circulation and copy sales for 3% of turnover and other sources for 15% of turnover. In the year ended December 31, 1999, approximately 41% of Elsevier Science's turnover was derived from North America, 35% from Europe, and the remaining 24% from Asia/ Pacific.

     Much of the pre-press production of the scientific businesses is undertaken in-house. An electronic production system, CAP (Computer Aided Production), is used to deliver the full text of journal articles in whichever format the customer requires: online, on CD-ROM, or in print. Electronic files of all journals are fed from CAP into the Electronic Warehouse, which in turn stores content and makes it available as required for delivery to customers. Printing is primarily sourced through a variety of unaffiliated printers located in cost effective printing centres, mainly in Europe. The distribution of hard copy scientific journals is to a large extent handled through independent subscription agents. Electronic delivery is directly fulfilled principally through ScienceDirect. Elsevier Science is the world's leading publisher of English language scientific information, based on the number of journals published. Competition with Elsevier Science is generally on a title by title basis. Leading competing titles are normally published by learned societies such as the American Chemical Society, the Institute of Electrical and Electronics Engineers and the American Institute of Physics in the United States and the Royal Society of Chemistry in the United Kingdom.

Medical Businesses

     Elsevier Science also operates a worldwide network of medical publishing and communications businesses. The medical businesses within the Scientific segment comprise Excerpta Medica Communications, Springhouse Corporation, Editions Scientifiques et Medicales Elsevier and The Lancet, and together these businesses contributed approximately 18% of the Scientific segment's turnover in the year ended December 31, 1999.

     Excerpta Medica Communications. Excerpta Medica Communications ("EMC") publishes customised information to healthcare professionals, medical societies and pharmaceutical companies worldwide. Consistent with the global structure of its main clients, EMC fulfils the needs of pharmaceutical companies' international and domestic marketing operations through its offices in the Netherlands, Germany, Italy, France, Spain, the U.K., the United States, Japan, Hong Kong and Australia. Activities include educational and promotional scientific information delivered via medical symposia, traditional print media, audio-visual and computer-based programs. EMC works closely with pharmaceutical companies to provide worldwide marketing platforms for new drugs. In the year ended December 31, 1999, approximately 91% of EMC's turnover was derived from sponsored projects and 9% from subscriptions. In the same period, approximately 37% of turnover came from North America, 35% from Europe and 28% from Asia/ Pacific.

     Springhouse Corporation. Springhouse Corporation ("Springhouse") publishes nursing reference products and additional materials for nursing students and instructors in the United States. Notable titles include Nursing Drug Handbook, the respected and widely used drug reference for nurses, and the Nursing magazine. The decision has been taken to sell Springhouse because its ownership is not seen as core to the continued development of the medical publishing business. In the year ended December 31, 1999, Springhouse's circulation and copy sales accounted for approximately 37% of total turnover, with a further 20% from advertising, 20% from subscriptions and 23% from other sources.

     Editions Scientifiques et Medicales Elsevier. Editions Scientifiques et Medicales Elsevier ("ESME") based in Paris, publishes 79 medical, biotechnology and clinical chemistry titles, including the renowned Encyclopedie Medico Chirurgicale. ESME has continued to add to its portfolio of French language medical, biotechnology and clinical chemistry journals in both hard copy and electronic formats. In the year ended December 31, 1999, ESME's circulation and copy sales accounted for approximately 53% of total turnover, with a further 7% from advertising, 29% from subscriptions and 11% from other sources.

     The Lancet. The Lancet is one of the world's most respected medical journals, covering all aspects of human health and is sold through subscription in over 75 countries. In the year ended December 31, 1999, subscriptions accounted for 83% of total turnover, advertising for 16% and other sources for 1%.

     The medical publishing market is highly fragmented and no individual company competes on a similar scale on an international level. There is regional competition from a number of publishers and service providers in the United States, such as the Thomson Corporation, American Medical Association, Massachusetts Medical Society (New England Journal of Medicine), Medi Media, Adis Press and Lippincott-Raven (Wolters Kluwer), Advanstar, IMS (Cognizant) and Mosby (Harcourt Brace).

Legal

                                      1997               1998                                      1999
                                      ----               ----               % change               ----               % change
Turnover                        ((pound)million)   ((pound)million)   at constant rates(1)   ((pound)million)   at constant rates(2)
--------                        ----------------   ----------------   --------------------   ----------------   --------------------
  LEXIS-NEXIS Group ............       661                741                  +13%                 854                  +13%
  Reed Elsevier Legal Division .       206                207                   +6%                 233                  +13%
  Reed Elsevier Educational
    & Professional Publishing ..       166                159                   -5%                 181                  +12%
                                     -----              -----                                     -----
                                     1,033              1,107                  +10%               1,268                  +13%
Adjusted operating profit ......       289                322                  +14%                 316                   -4%
Operating margin ...............      27.9%              29.1%                +1.2pts              24.9%                -4.2pts

(1) Represents percentage change over 1997 at constant rates of exchange, which have been calculated using the average exchange rates for the 1997 financial year.

(2) Represents percentage change over 1998 at constant rates of exchange, which have been calculated using the average exchange rates for the 1998 financial year.

     The Professional segment has been renamed Legal to reflect the principal markets of this segment. The segment also includes research and other information products and services to professionals in business and government, through NEXIS, and education and academic publishing through Reed Educational & Professional Publishing.

     The Legal strategy is to be the leading, preferred global provider of information services and information-based solutions to legal professionals. Reed Elsevier believes this will be driven by superior content and functionality, targeted sales and marketing programmes and expansion into new markets.

     Key strategic initiatives include:

     o Developing and launching demonstrably superior products and services, with focus on enhancing ease of use, content and navigation. The majority of this effort will be on online Internet products, whilst continuing to expand the print and CD-ROM products in specific markets;

               Content is being significantly expanded and enhanced through an ambitious authoring and editorial programme e.g. core terms and case law summaries at LEXIS, and the Eclipse (employment law and related fields) acquisition in the U.K.;

               Ease of use and functionality is a key focus of the product strategy to provide intuitive navigation and access to a growing range of Internet solution-driven research tools. Key functionality upgrades include smart indexing, search advisors, reports and dossiers, and customised Intranet solutions;

     o Customisation of online products: including content, functionality, pricing and customer support for different market sectors, e.g. small law, corporate legal, government, corporate research, geographical sectors and areas of specialised practice, as well as customer specific personalisation. Intranet solutions are being provided to major customers, seamlessly linking LEXIS-NEXIS information services with the customer's data and other information available on the Internet;

     o Significant expansion of the sales operations and marketing programmes to secure market share shift in core markets. The sales force is to be nearly doubled worldwide with extensive technical support teams. Law schools, where preferences are first developed, are a priority target as well as other customer groups. Investment is being made in a new legal portal to provide a more effective channel to the small law firm market;

     o Expansion into related professional areas, with investment in content, functionality, sales and marketing, and acquisitions, e.g. in the U.K. into regulatory and financial services, and in the U.S. into corporate marketing, sales and risk management;

     o Building up of global capability and presence, with increased alignment of the U.S. and non U.S. businesses, particularly in servicing global accounts and in branding, and expansion through acquisition and alliance in Continental Europe, Asia and South America;

     o Continued upgrade of systems infrastructure to provide integrated fulfilment, customer service and back office support.

     Growth in the Legal segment is expected to be driven by increased migration to the Internet, customer preference and market share shift, increased usage and new services, and expansion into new market sectors and geographical locations.

     LEXIS-NEXIS Group

     In the year ended December 31, 1999, LEXIS-NEXIS Group contributed approximately 67% of the total turnover of the Legal segment.

     LEXIS-NEXIS Group is a leading provider of decision support information and services to the legal, corporate and government markets in North America and, to a lesser extent, internationally. LEXIS-NEXIS Group makes most of its branded information products available via the Internet, through online dial-up, on CD-ROM and in print.

     In 1999, LEXIS-NEXIS Group significantly stepped up its investment in new products and services, in sales and marketing, and in support activities, to better meet the changing needs and expectations of legal and other professionals and to improve its competitive position.

     LEXIS-NEXIS Group's legal publishing businesses were reorganised during the year as LEXIS Publishing, to provide greater market focus by bringing together the LEXIS online service with the offline legal publishing businesses. Throughout the year, new legal research products have been launched. They reflect LEXIS Publishing's core strengths in content, editorial and analytical expertise, and the speed and sophistication of its online search capabilities.

     A significant development has been the roll-out of lexis.com, which provides intuitive, easy to use access to the LEXIS- NEXIS online service. Additionally, LEXIS Publishing has launched a new legal classification system, LEXIS Search Advisor, that significantly enhances the legal research process by enabling search by area of law and related topics rather than by statute or case. Searchable core terms have also been added to provide a quick and easy method for finding critical information by focusing on specific words or phrases of particular significance. The system also includes two newly updated tools for validating research results: the new Shepard's Citations Service and CheckCite 2000.

     The launch of the Internet delivered lexis.com service has had a positive impact in law schools where customer preferences are first developed. The benefits of these new launches may take a little while to be realised due to the timing of subscription cycles and of customers migrating their own networks to web based platforms, but these and other initiatives have been well received in the market and are expected to improve LEXIS Publishing's competitive position.

     Matthew Bender. Matthew Bender, a leading U.S. publisher of legal analysis and case law, was acquired by Reed Elsevier in August 1998. Matthew Bender offers more than 500 publications in print and electronic formats -- sold to subscribers in more than 160 countries. Some of its most successful publications include California Forms of Pleading and Practice, Collier on Bankruptcy, Immigration Law and Procedure, Moore's Federal Practice, Nimmer on Copyright and Rabkin & Johnson's Current Legal Forms.

     Michie. Michie has been a leader in U.S. legal publishing since the early 1800's. Michie offers more than 700 practice-enhancing titles, 400 Custom Legal Publications and the Annotated Codes of 35 states and territories. In addition, Michie is the official publisher of the United States Code Service and United States Supreme Court Reports, Lawyers' Edition. Law school professors and students have long relied on the Michie Contemporary Legal Education Series to provide course materials, prepared by leading legal scholars.

     Shepard's. Shepard's is the premier U.S. legal citation service, providing a comprehensive mix of Federal and State jurisdictional and topical citator services delivered online or in print or CD-ROM formats. "Shepardizing" is a key process for all U.S. lawyers and involves checking the continuing authority of a case or statutory reference in the light of subsequent legal changes.

     Martindale-Hubbell. Martindale-Hubbell is the publisher of the leading biographical guides to the legal profession in North America and internationally. Its flagship product, the Martindale-Hubbell Law Directory, includes more than 900,000 U.S. lawyer and law firm listings. There are also special Canadian and International editions. The Martindale-Hubbell Law Directory is available through hardbound print, CD-ROM and online. During the year, Martindale-Hubbell expanded its coverage of the legal field by launching its first online directory of professional legal staff.

     Martindale-Hubbell also offers the lawyers.com service to small law offices to connect them with prospective clients. The service, which was launched in 1998 and is free to users, provides profiles of 420,000 attorneys and firms world-wide. In 1999, lawyers.com was named by Yahoo! Internet Life as one of the "50 Most Incredibly Useful Sites" on the Internet.

     NEXIS. NEXIS is responsible for developing, marketing and selling the LEXIS-NEXIS online service to corporations, businesses and local, state and federal government agencies, and also manages news, business, financial and public records content acquisition and enhancements. The NEXIS business unit was restructured in the second half of 1999 and a new senior management team was put in place, to prioritise product initiatives in key targeted customer groups, and to improve ease of use. Increasingly, NEXIS current awareness and online research materials are being integrated with a customer's own information and information on the Internet, to provide customer specific corporate research solutions and service. This integrated approach to knowledge management is becoming an increasingly important differentiator. SmartIndexing Technology was used to create the Company Dossier capability, launched in December 1999, which provides easy-to-use reports on public and private companies, derived from the broad collection of information within the LEXIS-NEXIS data warehouse.

     LEXIS-NEXIS Europe. LEXIS-NEXIS Europe, formed in January 1997, offers a wide range of LEXIS-NEXIS online information products in its European markets. In 1999 it released local-language Internet browser products into Germany and France. In January 2000, the business was expanded through the acquisition of FT Profile and a long term licence agreement for Financial Times content.

     Other businesses within the LEXIS-NEXIS Group include: LEXIS Document Services, a provider of comprehensive searching and filing services to U.S. law firms and asset-based lenders which provides service for all 4,300 jurisdictions throughout the U.S. and Canada; Marquis Who's Who, a U.S. publisher of biographical information; National Register Publishing, a U.S. publisher of directories serving the advertising, financial, real estate, and general reference markets; and Reed Technology & Information Services ("RTIS"), a provider of content management and information delivery systems.

     In the year ended December 31, 1999, approximately 65% of LEXIS-NEXIS Group's turnover came from subscription sales, including online services, 11% from transactional sales of online services, 9% from advertising (including directory listings), 6% from circulation and copy sales and the remaining 9% from other sources. In the same period approximately 97% of turnover came from North America and 3% from the rest of the world.

     In the U.S. legal information and services markets, LEXIS-NEXIS Group's principal competitor is the Thomson Corporation. The principal competitors in the business information market include Dialog Corporation and Factiva (Dow Jones and Reuters).

Reed Elsevier Legal Division

     The Reed Elsevier Legal Division comprises the Butterworths group of companies, including Butterworths Tolley Publishing, Editions du Juris-Classeur in France, Verlag Orac in Austria, Orac Publishers in the Czech Republic, 40% interests in Giuffre in Italy and in StImpfli Verlag in Switzerland, 50% interests in Wydawnictwa Prawnicze PWN, a Polish joint venture, HVG-Orac, a joint venture in Hungary, and, in Argentina, Depalma and a 66% interest in Abeledo Perrot. In the year ended December 31, 1999 Reed Elsevier Legal Division contributed 19% of the total turnover of the Legal segment.

     Butterworths. Butterworths operates in the legal markets in the U.K., Australia, New Zealand, South Africa, South East Asia, India, Canada and the Republic of Ireland. Butterworths provides legal, tax and regulatory materials in loose-leaf, book, CD-ROM and online formats.

     Among its most widely known publications in the U.K. are Halsbury's Laws of England, The Encyclopaedia of Forms and Precedents, Simon's Taxes and Butterworth's Company Law Service. An increasing amount of its information is now available online, through the web-based Butterworths Direct service, launched in 1998, and through the LEXIS online service. Butterworths Direct is a leader in electronic legal publishing both in terms of content and functionality and comprises several services: Law Direct, a subscription based current awareness service; All England Direct, comprising a 24-hour case reporting service, and the entire All England Law Reports; and Halsbury's Law Direct, comprising the complete text of the 56 volume set of the latest edition fully updated, Legislation Direct covering statute law; and four specialist practice databases.

     The Butterworths Direct online legal information service continued its successful roll-out in the U.K., adding both content and customers, and providing the facility for alliance with other information providers. A further development has been the integration of Butterworths Direct and LEXIS. This will provide access, via a single subscription, to an unrivalled range of U.K., Commonwealth and U.S. legal materials.

     Butterworths Tolley Publishing, acquired in August 1996, is a market leader in "first point of reference" tax publishing, through its single volume guides and its loose leaf service. Butterworths Tolley Publishing complements Butterworths' position in publishing for practitioners at the specialist end of the legal and tax markets in the U.K.. Butterworths Tolley Publishing also produces several CD-ROM and online products for tax, regulatory and business markets. The expansion into regulatory publishing continued with the acquisition in January 2000 of Eclipse, a leading publisher of employment law and related material.

     Outside the U.K., Butterworths companies also have leading positions in legal, tax and regulatory information publishing. The global reach was extended during the year through acquisitions in Austria, Argentina, Australia, South Africa and India.

     In the year ended December 31, 1999, approximately 91% of Butterworths' turnover was derived from hard copy sales, with 9% attributable to electronic products. Significant investment in and growth from electronic publishing are expected over the next few years. In the same period, approximately 61% of turnover came from the U.K., 15% from Australia, 7% from Canada and the balance from the rest of the world. Printing is primarily sourced through a variety of unaffiliated printers located in cost-effective printing centres. Warehousing and distribution are largely outsourced. The principal U.K. competitor in the legal field is Sweet & Maxwell (Thomson Corporation), with Commerce Clearing House (Wolters Kluwer) competing against its tax publications.

     Editions du Juris-Classeur. Editions du Juris-Classeur ("EJC") is a French publisher of legal materials in loose-leaf form for lawyers and notaries. The Juris-Classeur collection comprises some 400 regularly updated volumes covering 66 topics. Its 20 journals, including the leading weekly La Semaine Juridique, also cover all the important areas of French legal practice. EJC's online service, Juris-Data, contains the largest case law database in France, including exclusive coverage of the Cour d'Appel (French Court of Appeal). EJC also includes the Infolib, Legisoft and La Documentation Organique ("LaDo") businesses. Infolib specialises in legal software and other materials for notaries. Legisoft markets information and software for lawyers, enabling them to search an extensive database of codes and cases and to draft deeds using ready-made forms. LaDo publishes an encyclopaedia for tax specialists, which is available in both loose-leaf and CD-ROM formats. EJC has its own printing and warehousing facilities. In the year ended December 31, 1999, subscriptions comprised approximately 75% of EJC's turnover, while circulation and copy sales comprised approximately 18% of turnover, with 7% from other sources. EJC's major competitors are Dalloz (CEP) and Lamy (Wolters Kluwer).

     Verlag Orac. Verlag Orac, the leading tax publisher and a leading law publisher in Austria, was acquired in November 1998. It publishes a comprehensive range of tax materials, including the fortnightly Austrian Tax Newspaper and the monthly Journal of Accountancy. Verlag Orac also has an equity holding in a Hungarian law publisher HVG-Orac (50%) and now has full ownership of Orac Publishers in the Czech Republic.

     Giuffre. Giuffre, in which Reed Elsevier has a 40% interest, publishes reference materials in both hard copy and, increasingly, CD-ROM formats for the Italian legal market. It also has a journals programme and is a major Italian academic legal publisher.

     Stampfli Verlag. Stampfli Verlag is a Swiss legal and tax publisher in which Reed Elsevier has a 40% interest.

     Wydawnictwa Prawnicze PWN. Wydawnictwa Prawnicze PWN ("WP-PWN") is a joint venture company which was established in 1994 with PWN, Poland's leading academic publisher in which Reed Elsevier has a 50% interest.

     Abeledo Perrot. In January 1999, Reed Elsevier acquired a 66% interest in Abeledo Perrot, one of the leading legal publishers in Argentina, which publishes for legal practitioners and for the academic and student markets.

     Depalma. Depalma, an Argentine publishing house which has a leading list of legal text books for both practitioner and student markets, was acquired by Reed Elsevier in February 1999.

     Reed Educational & Professional Publishing. Reed Educational & Professional Publishing ("REPP") serves the educational markets of the U.K., U.S., Australia, New Zealand and South Africa, as well as the international professional and academic sectors. REPP contributed approximately 14% of the total turnover of the Legal segment in the year ended December 31, 1999.

     REPP operates through eight main businesses: U.K. Schools comprising the Heinemann, Rigby and Ginn imprints; Global Library and Butterworth-Heinemann based in the U.K.; Rigby and Greenwood-Heinemann based in the U.S.A.; Rigby-Heinemann based in Australia; Heinemann in South Africa; and Reed Publishing in New Zealand. U.K. Schools is a publisher for the U.K. primary and secondary markets. Global Library publishes reference material for school libraries and has operational units in the U.K., U.S.A. and Australia. Butterworth-Heinemann is an international publisher of professional information and learning materials for higher education and professional markets. It has publishing units in the U.K., U.S.A. and Australia. In the U.S.A., Rigby publishes supplemental materials for elementary school literacy development. Greenwood-Heinemann publishes monograph and reference lists and teachers' professional resources. The Australian business, Rigby Heinemann, is a leading publisher of primary and secondary school books in Australia. In South Africa, Heinemann is a leading publisher of school texts and in New Zealand, Reed Publishing publishes text-books for the local market.

     REPP aims to be the number one choice for the provision of support materials to teachers and of professional and academic knowledge and instruction in targeted market segments. Four key elements underpin the achievement of this aim: expansion into new disciplines in the supplemental segment of the U.S. schools market; continued consolidation of its strong position in the U.K. schools market; development of electronic products for the educational and teacher professional development markets; and expansion of the professional and academic product offerings based on direct electronic access to the customer. A strong base exists for the implementation of this strategy. In the U.K. the publishing programmes in the primary market achieved market leadership based on their alignment to the objectives of the new government educational initiatives. In the U.S., Pebble Soup, a resource based programme for early childhood language and literacy teaching developed in partnership with Children's Television Workshop, position Rigby as a leader in this expanding market. In academic and professional markets, electronic initiatives include the launch of new editions of authoritative publications such as Bradley's Neurology in Clinical Practice together with bundled access to Web sites offering full text search, video, neurological updates, links to external information resources and discussion groups.

     In the year ended December 31, 1999, approximately 39% of REPP's turnover derived from the United Kingdom, 42% from North America, 2% from continental Europe, 6% from Australia and the remaining 11% from the rest of the world. Printing and binding are performed by unaffiliated printers and in cost effective printing centres both in the country of origin and around the world. REPP has its own warehouse and distribution facilities in its principal territories. REPP's major U.K. competitors are Longman (Pearson), Oxford University Press, Stanley Thomes (Wolters Kluwer) and Cambridge University Press. In the United States, principal competitors include Wright Group (Tribune), SRA/ Open Court (McGraw Hill) and MCP (Pearson). University presses are considered to be competitors in the academic market. In Australia, principal commercial competitors include Nelson, Macmillan, AWL and Jacaranda.

Business

                                          1997              1998              % change              1999              % change
Turnover                            ((pound)million)  ((pound)million)  at constant rates(1)  ((pound)million)  at constant rates(2)
--------                            ----------------  ----------------  --------------------  ----------------  --------------------
  Cahners Business Information ....        482               531                 +11%                542                  -1%
  Reed Business Information .......        236               248                  +6%                243                  -2%
  Elsevier Business Information ...        220               257                 +20%                270                  +7%
  OAG Worldwide ...................         99                90                  -7%                 85                  -6%
  Reed Exhibition Companies .......        257               274                  +9%                301                  +8%
  Other ...........................         89                34                                      29
                                         -----             -----                                   -----
                                         1,383             1,434                  +5%              1,470                  +2%
Adjusted operating profit .........        293               268                  -8%                245                  -9%
Operating margin ..................       21.1%             18.7%               -2.4pts             16.7%               -2.0pts

(1) Represents percentage change over 1997 at constant rates of exchange, which have been calculated using the average exchange rates for the 1997 financial year.
(2) Represents percentage change over 1998 at constant rates of exchange, which have been calculated using the average exchange rates for the 1998 financial year.

     The Business segment is comprised of business magazine and information companies operating principally in the U.S., the U.K., Europe and Australia and a worldwide exhibitions business. During 1999 management and development responsibilities for the Elsevier Tuition businesses were transferred to Elsevier Business Information.

     The Business strategy is to be the first choice of business professionals for information and decision support, marketing services and e-commerce connectivity. Reed Elsevier believes strong brands and market positions in key sectors, built on high quality and online decision support information and premium exhibition services, will attract audiences and deliver effective buyer-seller connections.

     Key strategic initiatives include:

     o Creation of leading Internet portals in market sectors where Reed Elsevier has scale, and which offer significant growth potential for Internet delivered information, marketing services and transactions. In the US, key vertical sectors includes Electronic (e-inSITE), Manufacturing (Manufacturing.net), Construction (Buildingteam.com), Entertainment (Variety.com); and Publishing. In Europe, priority sectors include Aerospace (ATi), Computing (ComputerWeekly.com), Chemicals (CNi) and Property (EGi). Vertical portals will be supported by horizontal services, such as the totaljobs.com online recruitment portal, NEXIS news feeds and other licensed services;

     o Expansion of the value chain into e-commerce, through acquisition or alliance. Each service includes an extended content resource (news, market information, products and services, directories), and critically will provide direct connections to e- commerce services. An example is the joint venture between e-inSITE, which has the brands, information and market reach of the Cahners Electronic titles, the electronic parts databases of Information Handling Services, and the sourcing and distribution capabilities of PartMiner;

     o Expanded marketing and sales activities, and customer relationship management. Internet based channel alliances and marketing networks are increasingly important. A key priority is to deepen customer profiling and databases to strengthen relationships with advertisers/exhibitors, and to develop further customisation of product;

     o Further growth in print magazines and exhibitions portfolios through acquisition and increased investment in new launches and line extensions, such as the EXPO COMM joint venture in telecoms exhibitions, the magazine launches of GRID in institutional real estate and CommVerge in electronics, and through expansion of other market products, such as supplements, newsletters and conferences;

     o Geographical expansion, particularly, in Continental Europe and Asia. In the Business segment, the information and exhibitions industry is fragmented and opportunities exist for strategic acquisitions and competitive product launch. Expansion will be focused on priority global sectors.

     Growth in the Business segment is expected to be accelerated by new revenue streams from the Internet portals and launches. These revenue streams will be a mix of subscriptions from users for valued information, advertising from sellers for cost effective audience delivery and a share of transactional revenues through participation in e-commerce.

Business Magazines and Information

     The business magazine and information businesses within the Business segment are made up of Cahners Business Information, Reed Business Information and Elsevier Business Information. Together these businesses contributed approximately 78% of the turnover of the Business segment in the year ended December 31, 1999. In the U.S. business to business magazines are primarily distributed on a "controlled circulation" basis, whereby the product is delivered without charge to qualified buyers within a targeted industry group based upon circulation lists developed and maintained by the publisher. In the U.K. business magazines are distributed both on a "controlled circulation" basis and a "paid circulation" basis, but in both cases are dependent on advertising for a significant proportion of their revenues. As turnover is mainly derived from advertising, these businesses are sensitive to economic conditions and advertiser expenditure in those countries. In the Netherlands, however, a higher proportion of publications is sold by subscription, thus such publications are generally more resilient through economic cycles.

     In 1999, the businesses within the Business segment added to their portfolios of leading print publications and expanded their online services in vertical sectors. As a result of the review of strategy, a substantial acceleration of online initiatives is now underway to capture more of the opportunities that the Internet provides for the businesses to facilitate, and participate in, e- commerce.

     Cahners Business Information. Cahners Business Information ("Cahners") is a leading publisher of business information in the United States, with more that 120 trade magazines and 120 Web sites organized in eighteen market-focused groups. The key sectors served include Communications, Entertainment, Travel, Electronics, Building and Construction, Manufacturing, Automotive, Materials, Publishing and Retail Home Furnishings. Among the best known titles are Variety, Broadcasting & Cable, Multichannel News, Publishers Weekly, EDN, American Metal Market, Pollution Engineering, Design News and Automotive Industries. Cahners also publishes product tabloids which provide information primarily on new products to managers and professionals in the industrial, processing, medical, scientific and high technology fields. Cahners operates primarily in the United States, with major publishing centres in New York, Boston, Chicago, Los Angeles, Denver and Greensboro. During 1999 the Radnor publishing centre was closed. Readership of its publications is expanding beyond U.S. borders, reflecting both the growing importance of U.S. exports and the increasing internationalization of the industries served.

     Cahners leverages its knowledge of the business sectors it serves and the extensive databases of business names and reader related demographics it has collated through a broad range of products and services. These include websites, direct mail, product news tabloids, newspapers, newsletters and custom published supplements, as well as the feature publications which continue to serve as the core of the portfolio.

       Cahners had a very difficult year in 1999. Whilst many sectors performed well, such as Entertainment and Retail, revenues fell in certain key sectors, such as U.S. Manufacturing and Electronics, which faced cyclical decline after years of unprecedented growth. Cahners had, therefore, to restructure its core cost base whilst at the same time continuing to invest in its expansion programme, particularly in Internet delivered services.

     The alliance with, and investment in, PartMiner announced in September 1999 illustrates the potential to leverage Cahners' brands, content and market reach with e-commerce technology and product databases. PartMiner combines the content and market reach of Cahners e-inSITE websites based on its Electronics titles, with the ability to find components from the millions of parts included in the databases of Information Handling Services, and to buy them using the sourcing software and distribution capabilities provided by PartMiner.

     In parallel with this Internet initiative, Cahners has enhanced the content of the Electronics group through the acquisition of MicroDesign Resources, a leading source of commentary and analysis on microprocessors and related technologies. Cahners acquired, in early 2000, MarketCast, a U.S. provider of market research for the entertainment industry and LA411 Publishing Company, a U.S. provider of business to business directories in the Entertainment sector.

     Other collaborative ventures include the extension of the Buildingteam.com service for architects, engineers, contractors and facilities managers to provide online training and meet continuing education requirements. Also in the Construction sector, Cahners acquired Plants, Sites and Parks, a business to business magazine in the Building and Construction sector.

     In the year ended December 31, 1999, approximately 81% of Cahners' total turnover came from advertising, 12% from subscriptions and circulation sales and 7% from other sources. Cahners operates circulation management and fulfilment facilities in Colorado and the Caribbean island of St Kitts which identify, qualify and maintain subscriber lists for substantially all of its titles. These lists enable Cahners to serve its advertisers by creating highly targeted readerships for its magazines. Much of the editorial pre-press production is performed in-house. Paper and printing services are purchased on a co-ordinated basis with other Reed Elsevier businesses in the U.S.. Distribution of magazines is primarily through the U.S. postal service, supplemented by news-stand sales through unaffiliated wholesalers.

     Reed Elsevier's U.S. business to business titles compete on an individual basis with the publications of a number of publishers, including CMP Publications (United News & Media) in its electronics markets and Advanstar, BPI/VNU, Primedia, Penton Media, Hanley Wood, Miller Freeman (United News & Media) and McGraw-Hill in other markets. No one competitor matches Reed Elsevier's breadth of titles in the U.S. business to business magazine market.

     Reed Business Information. Reed Business Information ("RBI"), the U.K. based business to business publisher, has a portfolio of around 100 business magazines, directories, market access products and online services. RBI publishes over 50 primary business magazine brands in some 20 market facing sectors. Its business magazines include Computer Weekly, Farmers Weekly, Estates Gazette, Flight International, New Scientist, Caterer & Hotelkeeper, Doctor, Commercial Motor and Community Care. Its major directories are Kelly's, Kompass and The Bankers' Almanac, and it also has online services which include Estates Gazette Interactive, ComputerWeekly.com, Air Transport Intelligence, Planet Science, ICIS-LOR and totaljobs.com.

     In the UK, RBI continued to launch new online services to complement its print strength. Of most significance has been the launch of totaljobs.com in July 1999 in the online recruitment market leveraging RBI's strong brands in the print recruitment market. Initially focused on the key markets of computing, aerospace and commercial property, totaljobs.com has now been extended to cover some fifteen sectors and holds over 17,000 UK jobs, significantly more than any competing service. A major marketing campaign was launched in January 2000 and has received a very positive market response.

     In the year ended December 31, 1999, approximately 83% of RBI's turnover came from the U.K., 8% from continental Europe and 9% from Asia/Pacific. In the same year, approximately 66% of turnover was derived from advertising, 14% from subscription sales, 11% from circulation sales and the remaining 9% from other sources. RBI performs full computerised editorial make-up in-house for all of its titles. Paper and printing services are purchased from unaffiliated third parties, primarily on a co-ordinated basis with other Reed Elsevier businesses in the U.K.. RBI's distribution is generally through public postal systems, with news-stand distribution for some titles through outside wholesalers. RBI competes directly with EMAP Business Communications and Miller Freeman (United News & Media) in a number of sectors in the U.K., and also with many smaller companies on an individual title by title basis.

     At OAG Worldwide, continued progress was made in the development of its electronic products with OAG Worldwide travel solutions now embedded in the products of a number of software and telecoms companies. In the Reed Elsevier strategy review, it was concluded that OAG Worldwide was not core to Reed Elsevier and the decision was taken to divest the business.

     Elsevier Business Information. Elsevier Business Information ("EBI") comprises the business and reference publishing operations in continental Europe, which operates in the Netherlands, Belgium, Spain, Germany and France, and Elsevier Tuition in the Netherlands and Belgium.

     EBI in the Netherlands, is organised in market facing groups focused on 13 market segments. It publishes over 160 titles and is the leading business magazine and information publisher. Its principal titles include Elsevier, the major current affairs weekly, Beleggers Belangen and FEM in business and management, Boerderij and Buiten in agriculture. Its titles are predominantly subscription-based and revenue is principally divided between subscriptions and advertising. Most titles are published in the Dutch language. Through trade journals, product news tabloids, directories, documentary systems, databases and newspapers, EBI serves markets which include agriculture, catering, construction, engineering, food, fashion, horticulture, transportation, tourism and travel.

     EBI continued in 1999 its expansion in the Netherlands and Continental Europe with the launch of a number of new publications and electronic services, including Agriwide, a major Internet based information service for the important Agriculture sector. EBI's portfolio was also extended through acquisitions of a number of individual titles in various segments including Technical Analyse Magazine in the personal finance sector.

     At the end of the year, the Elsevier Tuition training business were transferred to EBI so as to provide greater focus on key market segments common to both businesses, such as finance, legal, construction and medical. During 2000, the training portfolio will be reorganised accordingly. In January 2000, Elsevier Tuition acquired the Baard group which is a leading provider of financial management training in the Netherlands.

     In the year ended December 31, 1999, approximately 33% of EBI's turnover was derived from advertising, 31% from magazine subscriptions and 11% from magazine circulation and copy sales, 20% from training and the remaining 5% from other sources including sales of software. Printing and production is contracted out to third parties and distribution is mainly through the Dutch postal system. EBI competes with a number of companies on a title by title basis in individual market sectors, the largest competitors being Wolters Kluwer and VNU. In the agricultural sector, the main competition is from Oogst (association journal).

     Pan European Publishing Company (PEPCO), based in Belgium, publishes 10 English language product news tabloids for the international market. This business provides specialised information on new products in the international electronic, laboratory, biotechnical and industrial markets. The Spanish operations, Grupo Arte y Cemento, a publisher of product news tabloids, and Construdatos, which publishes market information on new building projects, were combined to form Elsevier Informacion Profesional, which launched a series of publications around the established titles.

     Other constituents of EBI are Editions Prat, a publisher of mainly loose-leaf information aimed at the fiscal, legal and administration sectors in France; Reed Elsevier Deutschland, which includes Artzliche Praxis, a prominent German language medical journal; K.G. Saur, a leading publisher for the German library information market; Groupe Strategies, which publishes the journal Strategies and other information materials for the French advertising and communications industry.

Exhibitions

     The exhibitions business contributed approximately 20% of the turnover of the Business segment in the year ended December 31, 1999.

     Reed Exhibition Companies ("REC") is an international event organizer, with 350 events in 27 countries, attracting over 100,000 exhibitors and 5.5 million buyers annually. REC's events are concentrated in a number of industry sectors of which the most important are: marketing and business services; publishing; IT/communications; manufacturing; aerospace; leisure; electronics; hospitality; travel; entertainment; and retail.

     Many of REC's events are industry leaders, including National Hardware Show, National Manufacturing Week, JCK International Jewellery Shows, Professional Golfers Association (PGA) Merchandise Show, PGA International Golf Show and Canadian Machine Tool Show in North America; Pakex, World Travel Market and London Book Fair in the U.K.; MIDEM, MIPTV, MIPIM, Salon Nautique and FIAC in France; Computer Faire in South Africa; AIMEX in Australia and Australian Gift Fairs; International Jewellery Tokyo in Japan; Asian Aerospace and Thai Metalex in South-East Asia; and the Nepcon and Travel series of international events.

     REC launched 30 new shows in 1999 reflecting the continued demand for well-organised and focused industry shows which provide an efficient marketing tool for customers. Additions were also made to the Exhibitions portfolio through acquisition, including InterBev in the food and drinks industry, E-Business Expo and, in the interior design industry, 100% Design Exhibition. Joint ventures were also entered into with Montgomery Exhibitions to focus on the food and food service market, and with EXPO COMM in the international telecommunications market. An interest was also acquired in EXCEL, the new London Docklands Exhibition Centre development.

     REC are putting increasing emphasis on visitor pre-selection and contact broking, using Internet marketing and administration tools, to make the trade shows as effective as possible for the buying and selling participants.

     Over 80% of REC's turnover is derived from licences of exhibition participation rights, with the balance attributable to conference fees, advertising in exhibition guides, sponsorship fees and admission charges. With few exceptions no capital is employed in exhibition halls, the majority of which are leased on a short term basis. In the year ended December 31, 1999, approximately 47% of REC's turnover came from North America, 27% from continental Europe, 13% from the U.K. and the remaining 13% from Asia/Pacific. As some events are held other than annually, turnover in any single year may be affected by the cycle of non-annual exhibitions.

     The exhibition industry has historically been extremely fragmented. Within domestic markets, competition comes primarily from industry focused trade associations and convention center and exhibition hall owners. The main global competitor is United News & Media, although a number of hall owners are increasingly seeking international presence.

Discontinued Operations

     Discontinued operations are presented in accordance with U.K. and Dutch GAAP and comprise IPC Magazines and the consumer book publishing operations, the disposal of which was completed during 1998. For the years ended December 31, 1998 and December 31, 1997, the Discontinued Operations achieved turnover of (pound)28 million and (pound)430 million, respectively.

Joint Ventures

     Reed Elsevier's principal joint ventures are Giuffre in Italy and REZsolutions, Inc.

     In January 1994, Reed Elsevier acquired its 40% interest in the Italian legal publisher Giuffre from the majority shareholders, the Giuffre family. Giuffre, which has its principal offices in Milan and Rome, is a leading legal publisher for the university and professional markets in Italy.

     During 1997, Reed Elsevier contributed the Utell hotel reservations business in return for a 67% non controlling interest in REZsolutions, Inc, a joint venture between Utell and Anasazi, Inc., which provides technology, marketing and reservations services to the hospitality industry. REZsolutions, Inc. is in the process of being sold.

Elsevier Reed Finance BV

     ERF, the Dutch resident parent company of the ERF group, is directly owned by Reed International and Elsevier. ERF provides treasury, finance and insurance services to the Reed Elsevier plc businesses through its subsidiaries in
Switzerland: Elsevier Finance SA ("EFSA"), Elsevier Properties SA ("EPSA") and Elsevier Risks SA ("ERSA"). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by ERF.

     EFSA, EPSA and ERSA each focus on their own specific area of expertise. EFSA is the principal treasury centre for the Combined Businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier plc's businesses operating in continental Europe and certain other territories and undertakes foreign exchange and derivatives dealing services for the whole of the Combined Businesses. EFSA also provides Reed Elsevier plc businesses with financing for acquisitions and product development and manages cash pools and investments. EPSA is responsible for the exploitation of tangible and intangible property rights whilst ERSA is responsible for insurance activities relating to risk retention.

     To provide capacity to meet new lending requests, in 1999, EFSA increased the size of the European Commercial Paper Programme, used by both EFSA and EPSA, from $1,000 million to $1,500 million and continues to look for opportunities to issue term debt in the domestic or international capital markets.

     EFSA continued to advise Reed Elsevier plc businesses on the treasury implications of the introduction of the euro and all euro transfer programmes are progressing according to plan. EFSA also assisted continental European operating businesses with their treasury preparations for the millennium date change. The volume of foreign exchange dealt by EFSA during 1999 amounted to approximately $2 billion equivalent. The average balance of cash under management, on behalf of Reed Elsevier plc companies, was approximately $1 billion equivalent.

Employees

     Reed Elsevier's average number of employees in the year ended December 31, 1999 was 27,700. Approximately 5,500 were located in the U.K., 14,800 in North America, 3,000 in the Netherlands, 2,300 in the rest of Europe and 2,100 in the rest of the world. The average number of employees in the business segments in the year ended December 31, 1999 was 3,600 in Scientific, 12,200 in Legal and 11,900 in Business.

Labour Relations

     The board of Reed Elsevier plc is fully committed to the concept of employee involvement and participation, and encourages each of its businesses to formulate its own tailor-made approach with the co-operation of employees. The group is an equal opportunity employer, and recruits and promotes employees on the basis of suitability for the job. Appropriate training and development opportunities are available to all employees. Codes of Conduct applicable to employees within the Reed Elsevier plc group have been adopted throughout its businesses.

                         ITEM 2: DESCRIPTION OF PROPERTY

     The Combined Businesses do not own any physical property which is considered material to the Combined Businesses taken as a whole. None of the real property owned or leased by the Combined Businesses is presently subject to liabilities relating to environmental regulations which is considered material to the Combined Businesses taken as a whole.

                            ITEM 3: LEGAL PROCEEDINGS

     The Combined Businesses are party to various legal proceedings, the ultimate resolutions of which are not expected to have a material adverse effect on the financial position of the Combined Businesses or the results of their operations.

     A lawsuit has been filed in the United States against Reed Elsevier, Inc. by, Jurisline.com LLC ("Jurisline") seeking declaratory relief relating to copyright and trademarks and challenging the validity of subscription agreements. It also alleges that Reed Elsevier, Inc. has engaged in anti-competitive behaviour and seeks damages and injunctive relief. The lawsuit is being vigorously defended. In a related lawsuit, the Reed Elsevier subsidiary, Matthew Bender & Company, Inc. has filed a suit alleging that Jurisline has fraudulently obtained its products and has sought to use these products in developing a legal information service in breach of express contractual restrictions. Reed Elsevier fully expects the courts to reaffirm the enforceability of its contracts and dismiss the claims filed against Reed Elsevier, Inc. A decision against Reed Elsevier could, however, have significant consequences across the information industry in relation to the protection of databases.

     A lawsuit has also recently been filed against Reed Elsevier, Inc., and the Thomson Corporation by two practising attorneys in the U.S. Virgin Isles, alleging anti competitive behaviour and misuse of copyright, claiming $6 billion in damages and penalties. The claim is regarded as baseless and Reed Elsevier expects that it will be successfully defended.

                         ITEM 4: CONTROL OF REGISTRANTS

                               REED INTERNATIONAL

     As of February 23, 2000, Reed International is aware of the following disclosable interests in the issued Reed International Ordinary Shares:

                                                     Number of Reed
                                                      International
                                                        Ordinary            %
Identity of Person or Group(1)                        Shares Owned      of Class
------------------------------                       --------------     --------
Prudential Corporation ...........................     79,882,798         6.9
Lord Hamlyn ......................................     43,302,816         3.7
Directors and Officers ...........................         39,663          --

(1) Under U.K. Law, subject to certain limited exceptions, persons or groups owning or controlling 3% or more of the issued Reed International Ordinary Shares are required to notify Reed International of the level of their holdings.

     As far as Reed International is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

     Reed International is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed International.

                                    ELSEVIER

     As of February 23, 2000, Elsevier is aware of the following disclosable interests in the issued Elsevier Ordinary Shares, in addition to the 4,049,951 R-shares in Elsevier held by a subsidiary of Reed International and representing a 5.8% equity interest in the total share capital of Elsevier:

                                                        Number of
                                                        Elsevier
                                                        Ordinary            %
Identity of Person or Group(2)                       Shares Owned(1)    of Class
------------------------------                       ---------------    --------
ING Group ........................................     53,114,651         7.9
Directors and Officers(3) ........................         23,380          --

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

     As far as Elsevier is aware, except as disclosed herein, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

     Elsevier is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Elsevier.

                                  REED ELSEVIER

     The Boards of Directors of Reed International and Elsevier manage their respective shareholdings in Reed Elsevier plc and Elsevier Reed Finance BV. During 1999 Reed International, Elsevier and Reed Elsevier plc introduced a unitary management structure of a single non-executive Chairman, a sole Chief Executive Officer and, so far as practicable, the same directors for all three companies. This was a logical evolution of the management structure in place since the Merger, under which the day to day management of the jointly owned businesses of Reed Elsevier plc had been under the control of an Executive Committee of the Board of Reed Elsevier plc. For a complete description of the Board membership positions and executive officer positions within Reed Elsevier plc, see "Directors and Officers of Registrants".

     Under the governance arrangements approved by the shareholders of Reed International and Elsevier in 1999, there shall be no less than three and no more than five executive directors, and six non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed International and Elsevier. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier plc Board, prior to appointment to the Reed Elsevier plc Board.

     Decisions of the Board of Directors of Reed Elsevier plc require a simple majority, and the quorum required for meetings of the Board of Reed Elsevier plc is any two directors.

     The Reed Elsevier plc Board has established the following committees:

     o Strategy -- comprising the Chairman, Chief Executive Officer and two non-executive directors

     o    Audit -- comprising three non-executive directors

     o    Remuneration -- comprising three non-executive directors

     Arrangements established at the time of the Merger provide that, if any person (together with persons acting in concert with him) acquires shares, or control of the voting rights attaching to shares, carrying more than 50% of the votes ordinarily exercisable at a general meeting of Reed International or Elsevier and has not made a comparable take-over offer for the other party, the other party may by notice suspend or modify the operation of certain provisions of the Merger arrangements, such as (i) the right of the party in which control has been acquired (the "Acquired Party") to appoint or remove directors of Reed International, Elsevier and Reed Elsevier plc and (ii) the Standstill Obligations in relation to the Acquired Party. Such a notice will cease to apply if the person acquiring control makes a comparable offer for all the equity securities of the other within a specified period or if the person (and persons acting in concert with him) ceases to have control of the other.

     In the event of a change of control of one parent company and not the other (where there has been no comparable offer for the other), the parent company which has not suffered the change in control will effectively have the sole right to remove and appoint directors of Reed Elsevier plc. Also, a director removed from the board of a parent company which has suffered a change in control will not have to resign from the board of the other parent company or Reed Elsevier plc.

     The Articles of Association of Reed Elsevier plc contain certain restrictions on the transfer of shares in Reed Elsevier plc. In addition, pursuant to arrangements established at the time of the Merger, neither Reed International nor Elsevier may acquire or dispose of any interest in the share capital of the other or otherwise take any action to acquire the other without the prior approval of the other (the "Standstill Obligations"). The Panel on Take-overs and Mergers in the United Kingdom (the "Panel") has stated that in the event of a change of statutory control of either Reed International or Elsevier, the person or persons acquiring such control will be required to make an offer to acquire the share capital of Reed Elsevier plc (but not Elsevier Reed Finance BV) held by the other, in accordance with the requirements of the City Code on Take-overs and Mergers in the United Kingdom. This requirement would not apply if the person acquiring statutory control of either Reed International or Elsevier made an offer for the other on terms which are considered by the Panel to be appropriate.

     The Supervisory Board of Elsevier Reed Finance BV comprises four members, and the Management Board consists of two members. The minimum number of members of the Supervisory Board of Elsevier Reed Finance BV is two, of which at least one is nominated for appointment by Elsevier and one by Reed International. The quorum for meetings of the Supervisory Board is one Reed International nominee and one Elsevier nominee, and resolutions at such meetings require to be passed by unanimous vote. The Management Board of Elsevier Reed Finance BV constitutes at least one member nominated by Elsevier together with any further appointees as Reed International and Elsevier shall determine. The Articles of Association of Elsevier Reed Finance BV contain provisions requiring the Executive Board to obtain the approval of the Supervisory Board for certain specified activities. For a complete description of the Board membership positions within Elsevier Reed Finance BV, see "Directors and Officers of Registrants".

                        ITEM 5: NATURE OF TRADING MARKET

                               REED INTERNATIONAL

     The Reed International Ordinary Shares are listed on the London Stock Exchange, the New York Stock Exchange and the Amsterdam Stock Exchange. The London Stock Exchange is the principal trading market for Reed International Ordinary Shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs") issued by Citibank NA, as depositary. Each ADS represents four Reed International Ordinary Shares. At December 31, 1999, there were 79 persons with registered addresses in the United States who were record owners of Reed International Ordinary Shares (excluding shares held in ADR form), and the portion of Reed International Ordinary Shares held by them constituted less than 0.01% of all Reed International Ordinary Shares. At December 31, 1999, there were 46 registered holders of ADRs representing 17,806,112 Reed International Ordinary Shares, constituting approximately 1.5% of all Reed International Ordinary Shares.

     The table below sets forth, for the calendar quarters indicated, the high and low closing middle market quotations for the Reed International Ordinary Shares on the London Stock Exchange as derived from the Daily Official List of the London Stock Exchange.

                                                        Pence per Ordinary Share
                                                        ------------------------
Calendar Periods                                            High         Low
----------------                                            ----         ---
1998
----
First Quarter ........................................       716         578
Second Quarter .......................................       635         519
Third Quarter ........................................       641         434
Fourth Quarter .......................................       517         428

1999
----
First Quarter ........................................       630         470
Second Quarter .......................................       590         423
Third Quarter ........................................       495         366
Fourth Quarter .......................................       465         344

2000
----
First Quarter (through February 23, 2000) ............       633         447

     On February 23, 2000, the closing middle market quotation of the Reed International Ordinary Shares on the London Stock Exchange, as derived from the Daily Official List of the London Stock Exchange, was 605 pence per Reed International Ordinary Share.

     The following table sets forth, for the calendar quarter indicted, the high and low last reported sales prices in U.S. dollars for the Reed International American Depositary Shares on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International
Ltd:

                                                          U.S. dollars per ADS
                                                        ------------------------
Calendar Periods                                            High         Low
----------------                                            ----         ---
1998
----
First Quarter ........................................      48.25       39.75
Second Quarter .......................................      43.00       35.63
Third Quarter ........................................      42.38       29.63
Fourth Quarter .......................................      34.75       28.50

1999
----
First Quarter ........................................      39.63       31.50
Second Quarter .......................................      37.63       27.06
Third Quarter ........................................      31.69       24.13
Fourth Quarter .......................................      29.88       22.75

2000
----
First Quarter (through February 23, 2000) ............      39.88       29.75

     On February 23, 2000, the closing last reported sales price of the Reed International ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd, was
39.00 U.S. dollars per ADS.

                                    ELSEVIER

     The Elsevier Ordinary Shares are quoted on the Amsterdam Stock Exchange, the New York Stock Exchange and the London Stock Exchange. In addition Elsevier Ordinary Shares are quoted on the EBS stock exchange in Switzerland and are also traded on the Freiverkehrsmarkt in Frankfurt. The Amsterdam Stock Exchange is the principal trading market for Elsevier Ordinary Shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs") issued by Citibank NA, as depositary. Each ADS represents two Elsevier Ordinary Shares. Elsevier Ordinary Shares may be issued in registered or bearer form. At December 31, 1999, there were 372 persons with registered addresses in the United States who were record owners of Elsevier Ordinary Shares (excluding shares held in ADR form) and the portion of Elsevier Ordinary Shares held by them constituted approximately 7.08% of all Elsevier Ordinary Shares. At December 31, 1999 there were 47 registered holders of ADRs representing 4,277,476 Elsevier Ordinary Shares constituting approximately 0.64% of all Elsevier Ordinary Shares.

     The table below sets forth, for the calendar quarters indicated, the high and low closing middle market quotations for the Elsevier Ordinary Shares on the Amsterdam Stock Exchange as derived from the Officiele Prijscourant of the Amsterdam Stock Exchange. From January 4, 1999, all market quotations on the Amsterdam Stock Exchange have been presented in euro. Quotations prior to January 4, 1999, have, for the convenience of the reader, been translated into euro at the Official Conversion Rate of Dfl2.20371 per e1.00.

                                                          e per Ordinary Share
                                                        ------------------------
Calendar Periods                                            High         Low
----------------                                            ----         ---
1998
----
First Quarter ........................................      17.74       14.88
Second Quarter .......................................      15.97       13.39
Third Quarter ........................................      15.66       11.07
Fourth Quarter .......................................      15.52       10.48

1999
----
First Quarter ........................................      15.25       11.85
Second Quarter .......................................      14.25       11.25
Third Quarter ........................................      12.65        9.65
Fourth Quarter .......................................      11.86        8.95

2000
----
First Quarter (through February 23, 2000) ............      14.99       11.27

     On February 23, 2000, the closing middle market quotation of the Elsevier Ordinary Shares on the Amsterdam Stock Exchange, as derived from the Officiele Prijscourant of the Amsterdam Stock Exchange, was e14.75 per Elsevier Ordinary Share.

     The following table sets forth, for the calendar quarter indicated, the high and low last reported sales prices in U.S. dollars for the Elsevier American Depositary Shares on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International
Ltd:

                                                          U.S. dollars per ADS
                                                        ------------------------
Calendar Periods                                            High         Low
----------------                                            ----         ---
1998
----
First Quarter ........................................      38.25       32.13
Second Quarter .......................................      34.13       29.00
Third Quarter ........................................      34.06       24.81
Fourth Quarter .......................................      29.50       24.75

1999
----
First Quarter ........................................      33.63       27.25
Second Quarter .......................................      31.00       23.38
Third Quarter ........................................      26.38       20.63
Fourth Quarter .......................................      23.88       18.63

2000
----
First Quarter (through February 23, 2000) ............      29.94       22.88

     On February 23, 2000, the closing last reported sales price of the Elsevier ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd, was 29.94 U.S. dollars per ADS.

   ITEM 6: EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

                               REED INTERNATIONAL

     There are currently no U.K. decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of Reed International Ordinary Shares who are non-residents of the United Kingdom.

     There are no limitations relating only to non-residents of the United Kingdom under U.K. law or Reed International's Memorandum and Articles of Association on the right to be a holder of, and to vote, Reed International Ordinary Shares.

                                    ELSEVIER

     There are currently no Dutch decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of Elsevier Ordinary Shares who are non-residents of the Netherlands.

     There are no limitations relating only to non-residents of the Netherlands under Dutch law or Elsevier's Articles of Association on the right to be a holder of, and to vote, Elsevier Ordinary Shares.

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

     As used herein, a "U.S. Holder" of a Reed International ADS means a holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organised in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

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

Taxation of Dividends

     Under current U.K. taxation legislation, no tax is required to be withheld at source from dividends paid on Reed International Ordinary Shares.

     Under the terms of the U.K. Tax Treaty, Eligible U.S. Holders are, in principle, entitled to receive a payment equal to the tax credit which is usually available to U.K. residents (less a withholding tax). Such tax credit is one-ninth of the amount of the dividend (10% of the aggregate of the dividend and the tax credit). However, in practice Eligible U.S. Holders will not receive any payment from the U.K. Inland Revenue in respect of any such tax credit. This is because the U.K. Tax Treaty provides for a U.K. withholding tax, which exceeds the U.K. tax credit of 10%. The withholding tax is however treated as fully satisfied by an offset against the tax credit.

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

     Dividends paid in respect of the Reed International Ordinary Shares (including any related U.K. tax credit) will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Reed International, as determined under U.S. federal income tax principles. The amount of dividend income for a U.S. Holder will be the dollar value of the dividend payment, on the date of receipt by the Depositary, regardless of whether the dividend is converted into dollars. Foreign currency exchange gain or loss, if any, realised on a sale or other disposition of pounds, will be ordinary income or loss to the U.S. Holder. Dividends paid by Reed International will not be eligible for the dividends received deduction allowed to corporations under the Code.

     Subject to certain limitations, the U.K. withholding tax equal to the amount of the U.K. tax credit may be claimed as a credit against the U.S. federal income tax liability of the Eligible U.S. Holder. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes, or "baskets" of income. For this purpose, dividends distributed by Reed International will be treated as income from sources outside the United States and generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income". Foreign tax credits allowable with respect to each income basket cannot exceed the U.S. federal income tax otherwise payable with respect to such income.

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

Taxation of Capital Gains

     A U.S. Holder that is not resident (and, in addition, in the case of an individual, not ordinarily resident) in the United Kingdom for U.K. tax purposes will not ordinarily be liable for U.K. taxation on capital gains realised on the disposal of such holder's Reed International ADSs unless at the time of the disposal such U.S. Holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and such Reed International ADSs are or have been used, held or acquired for the purposes of such trade (or profession or vocation), branch or agency.

     A U.S. Holder who is an individual and who has on or after March 17, 1998 ceased to be resident or ordinarily resident for tax purposes in the United Kingdom and continues not to be resident or ordinarily resident in the United Kingdom for a period of less than five years of assessment and who disposes of Reed International ADSs during that period may also be liable on his return to the United Kingdom to U.K. tax on capital gains, subject to any available exemption or relief, notwithstanding that he or she is not resident or ordinarily resident in the United Kingdom at the time of the disposal.

     A U.S. Holder will, upon the sale or exchange of a Reed International ADS, generally recognise gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the dollar amount realised for the Reed International ADS and the U.S. Holder's tax basis in the ADS. Such gain or loss will be capital gain or loss and will be long term capital gain or loss if the Reed International ADS has been held for more than one year on the date of the sale or exchange. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognised by a U.S. Holder will generally be treated as U.S. source gain or loss.

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

Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to dividends paid in respect of the Reed International ADSs or the proceeds received on the sale, exchange, or redemption of the Reed International ADSs within the United States by non-corporate U.S. Holders, and a 31% backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

Estate and Gift Tax and U.K. Inheritance Tax

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

U.K. Stamp Duty and Stamp Duty Reserve Tax

     U.K. Stamp Duty and U.K. Stamp Duty Reserve Tax ("SDRT") is payable upon the transfer or issue to the Depositary of Reed International Ordinary Shares in exchange for Reed International ADSs evidenced by ADRs. For this purpose, the current rate of Stamp Duty and SDRT is 1.5% applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the Ordinary Shares. The Stamp Duty or SDRT will be payable by the Depositary. In accordance with the terms of the Deposit Agreement, holders of ADRs must pay an amount in respect of such stamp duty or SDRT to the Depositary except in connection with the initial issuance and deposit of the Reed International Ordinary Shares.

     Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no U.K. Stamp Duty will be payable on the acquisition or subsequent transfer of Reed International ADRs. Agreement to transfer Reed International ADRs will not give rise to a liability to SDRT.

     A transfer of Reed International Ordinary Shares by the Depositary or its nominee to the relative ADR holder where there is no transfer of beneficial ownership will give rise to U.K. Stamp Duty at the rate of (pound)5.00 per transfer (prior to October 1, 1999, 50 pence per transfer).

     Purchases of Reed International Ordinary Shares, as opposed to ADSs, may give rise to a charge to U.K. Stamp Duty or SDRT at the rate of 0.5% of the price payable for the Reed International Ordinary Shares at the time of the transfer or agreement to transfer. SDRT is generally the liability of the purchaser and U.K. Stamp Duty is also usually paid by the purchaser. Where such Reed International Ordinary Shares are later transferred to the Depositary, further U.K. Stamp Duty or SDRT will normally be payable as described above.

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

     The statements regarding U.S. and Dutch tax laws (including the Dutch Tax Treaty of 1992) set forth below are based (i) on those laws as in force and as applied in practice on the date of this Annual Report and are subject to changes to those laws and/or changes in practice subsequent to the date of this Annual Report that may affect the tax consequences described herein (some of which may have retroactive effect), and (ii) in part on representations of the Depositary and assume that each obligation in the Elsevier Deposit Agreement (as defined below) and any related agreement will be performed in accordance with its terms. This summary is not exhaustive of all possible tax considerations and prospective purchasers are advised to satisfy themselves as to the overall tax consequences, including specifically the applicability of the Dutch Tax Treaty of 1992 to U.S. Holders of Elsevier ADSs and the consequences under U.S. state and local and other laws, of the acquisition, ownership and disposition of Elsevier ADSs by consulting their own tax advisers. As used herein, a "U.S. Holder" of an Elsevier ADS means a holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organised in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Tax considerations

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

     The amount of any dividend paid in euro will equal the U.S. dollar value of the euro received calculated by reference to the exchange rate in effect on the date the dividend is received by the Depositary, regardless of whether the euro are converted into U.S. dollars. If the dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the euro equal to the U.S. dollar value on the date of receipt. Any gain or loss realised on a subsequent conversion or other disposition of the euro will be treated as ordinary income or loss.

     Generally the maximum rate of withholding tax on dividends paid to a U.S. Holder pursuant to the Dutch Tax Treaty of 1992 is 15%. Subject to certain conditions and limitations, Dutch withholding taxes will be treated as foreign taxes eligible for credit against a U.S. Holder's U.S. federal income tax liability. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes or "baskets" of income. For this purpose, dividends paid by Elsevier will be treated as income from sources outside of the United States and generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income". Foreign tax credits allowable with respect to each income basket, cannot exceed the U.S. federal income tax otherwise payable with respect to such income.

Taxation of Capital Gains

     For U.S. federal income tax purposes, a U.S. Holder will recognise taxable gain or loss on any sale or exchange of an Elsevier ADS in an amount equal to the difference between the amount realised for the Elsevier ADS and the U.S. Holder's basis in the Elsevier ADS. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Elsevier ADS has been held for more than one year on the date of the sale or exchange. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognised by a U.S. Holder will generally be treated as U.S. source gain or loss.

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

Dutch Tax Considerations

     This discussion summarises the principal Dutch tax considerations under current law and practice to U.S. Holders, as interpreted under officially published case law. This summary generally does not address the tax consequences to a U.S. Holder that is resident (or, in the case of an individual, ordinarily resident) in the Netherlands for Dutch tax purposes.

Taxation of Dividends

     Dividends, distributed by Elsevier are, pursuant to Dutch national law, subject to 25% dividend withholding tax. Dividends include dividends in cash or in kind, constructive dividends and liquidation proceeds in excess of recognised (for Dutch tax purposes) paid-in capital. Distribution of stock dividends is subject to dividend withholding tax unless distributed out of recognised (for Dutch tax purposes) paid-in share premium.

     Under the application of the Dutch Tax Treaty of 1992, dividends paid by Elsevier to a beneficial owner resident in the United States are generally eligible for a reduction in the rate of withholding to 15% of the gross amount of the dividends.

     In case the beneficial owner is a company, which holds directly at least 10% of the voting power of Elsevier, the rate of withholding will be further reduced to 5% of the gross amount of the dividends.

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

     A trust, company or other organisation that is a resident of the United States and that is operated exclusively for religious, charitable, scientific, educational, or public purposes shall be exempt from Dutch withholding tax if and to the extent that: (a) such trust, company or other organisation is exempt from tax in the United States, and: (b) such trust, company or other organisation would be exempt from tax in the Netherlands in respect of such items of income if it were organised, and carried on all its activities, in the Netherlands, unless the income is derived from carrying on a trade or business or from a related person other than a person referred to above.

     Dividend income derived by a trust, company or other organisation constituted and operated exclusively to administer or provide benefits under one or more funds or plans established to provide pension, retirement or other employee benefits shall in principle be exempt from Dutch withholding tax if it is a resident of the United States and its income is generally exempt from tax, unless the income is derived from carrying on a trade or business or from a related person other than a person referred to above. However, if the ownership of the dividend is separated from the ownership of the ADS, the exemption from Dutch withholding tax may be challenged.

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

     The provisions of the Dutch Tax Treaty of 1992 shall not affect the right of the Netherlands to levy according to its own law a tax on gains from the alienation of Elsevier ADSs derived by an individual who is a resident of the United States and who: (a) has, at any time during the five year period preceding the alienation, been a resident of the Netherlands, and (b) at the time of the alienation owns, either alone or together with related individuals, at least 25% of any class of shares in Elsevier. For the purposes of the Dutch Tax Treaty of 1992, the term "related individuals" means the alienator's spouse and his relatives by blood or marriage in the direct line (ancestors and lineal descendants) and his relatives (by whole or half blood or by marriage) in the second degree in the collateral line (siblings of their spouses). In case the individuals would not be married, the term "related individuals" means the alienator, his/her partner and their relatives by blood or marriage in the direct line.

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

Estate, Gift and Transfer (recht van overgang) Tax

     A gift or inheritance of Elsevier ADSs from a U.S. Holder of ADSs will not be subject to Dutch inheritance, gift and transfer (recht van overgang) tax, provided that: (a) the holder does not carry on a business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the ADSs are attributable; (b) the holder has not been a resident of the Netherlands at any time during the ten years preceding the time of the gift or death, or, in the event he or she has been a resident of the Netherlands in that period, the holder is not a Dutch citizen at the time of the gift or death; and
(c) for purposes of the tax on gifts, the holder has not been a resident of the Netherlands at any time during the twelve months preceding the time of the gift.

                         ITEM 8: SELECTED FINANCIAL DATA

                                  REED ELSEVIER

     The selected combined financial data for Reed Elsevier should be read in conjunction with, and is qualified by, the Combined Financial Statements included in this Annual Report. In addition, as separate legal entities, Reed International and Elsevier prepare separate financial statements which reflect their respective shares in the Combined Businesses accounted for on, respectively, a gross equity and an equity basis.

     All of the selected financial data for Reed Elsevier set out below has been extracted or derived from the Combined Financial Statements which have been audited by Deloitte & Touche, London and Deloitte & Touche, Amsterdam.

Combined Profit and Loss Account Data

                                                                               Year ended December 31,(1)(3)
                                                        ---------------------------------------------------------------------------
                                                         1995           1996           1997           1998          1999     1999(2)
                                                        -----          -----          -----          -----         -----    -------
                                                                                       (in millions)
Amounts in accordance with U.K. and Dutch GAAP:
Turnover(4)
  Continuing operations ......................... (pound)2,724   (pound)2,897   (pound)2,987   (pound)3,163   (pound)3,390   $5,475
  Discontinued operations .......................          925            484            430             28             --       --
                                                         -----          -----          -----          -----          -----   ------
                                                         3,649          3,381          3,417          3,191          3,390    5,475
Adjusted operating profit
  (including joint ventures)(4)(5)(7)
    Continuing operations .......................          700            787            812            813            792    1,279
    Discontinued operations .....................          128             69             73             --             --       --
Amortisation of goodwill and intangible assets(3)
  (including joint ventures) ....................         (255)          (250)          (289)          (332)          (373)    (602)
Exceptional items charged to operating income(6)            --             --           (502)           (79)          (239)    (386)

Operating profit (including joint ventures) .....          573            606             94            402            180      291
Non-operating exceptional items(6) ..............          403             24             54            682              7       11
                                                         -----          -----          -----          -----          -----   ------
Profit before interest and taxes ................          976            630            148          1,084            187      302
Net interest expense ............................         (105)           (51)           (62)           (40)           (82)    (132)
                                                         -----          -----          -----          -----          -----   ------
Profit before taxes and minority interests ......          871            579             86          1,044            105      170
Taxes ...........................................         (185)          (212)           (99)          (271)          (167)    (270)
Minority interests ..............................           (1)            (1)            (1)            (1)            (1)      (2)
                                                         -----          -----          -----          -----          -----   ------
Profit/(loss) attributable ......................          685            366            (14)           772            (63)    (102)

Amounts in accordance with U.S. GAAP:
Continuing operations(4)
  Operating income ..............................          542            711            107             13            109      176
  Net income/(loss) from continuing operations ..          270            450              3           (122)           (73)    (118)

Discontinued operations(4)
  Net income from trading operations ............           70             43             40             (1)            --       --
  Gain on sales net of provisions ...............          353             --             --            521             --       --
                                                         -----          -----          -----          -----          -----   ------
  Net income from discontinued operations .......          423             43             40            520             --       --

Net income/(loss) ...............................          693            493             43            398            (73)    (118)

Combined Balance Sheet Data

                                                                                   At December 31,(1)(3)
                                                        ---------------------------------------------------------------------------
                                                         1995           1996           1997           1998          1999     1999(2)
                                                        -----          -----          -----          -----         -----    -------
                                                                                       (in millions)
Amounts in accordance with U.K. and Dutch GAAP:
Total assets .................................... (pound)5,573   (pound)5,176   (pound)5,211   (pound)5,760   (pound)5,272   $8,514
Long term obligations less current portion(8) ...         (930)          (717)          (689)          (520)          (377)    (609)
Net borrowings(9) ...............................         (680)          (196)          (630)          (962)        (1,066)  (1,721)
Combined shareholders' funds ....................        2,139          2,063          1,692          2,130          1,855    2,995

Amounts in accordance with U.S. GAAP:
Total assets ....................................        6,483          6,107          6,139          6,443          5,896    9,522
Long term obligations less current portion(8) ...       (1,256)          (993)        (1,291)        (1,122)          (772)  (1,247)
Combined shareholders' funds ....................        3,084          3,075          2,774          2,833          2,423    3,913

(1) The Combined Financial Statements are prepared in accordance with accounting policies that are in conformity with U.K. and Dutch GAAP, which differ in certain significant respects from U.S. GAAP. The differences between U.K. and Dutch GAAP and U.S. GAAP which are relevant to the Combined Businesses are set out in note 29 to the Combined Financial Statements.

(2) For the convenience of the reader, pounds sterling amounts for the 1999 financial year have been translated into U.S. dollars using the Noon Buying Rate on December 31, 1999 of $1.615 per (pound)1.00.

(3) Amounts presented for the financial years 1995, 1996 and 1997, have been restated on introduction of U.K. accounting standard FRS10: Goodwill and Intangible Assets, which was first applicable for the 1998 financial year, to include retrospective capitalisation and amortisation of acquired goodwill and intangible assets.

(4) Under U.K. and Dutch GAAP, discontinued operations only comprise those businesses where sales transactions or closures have been completed. Under U.S. GAAP all businesses are treated as discontinued operations once the formal commitment to sell or close is made. Under U.S. GAAP net income from discontinued operations includes net income from the trading activities of discontinued operations and the gain or loss on sale of discontinued operations. Under U.K. and Dutch GAAP operating results from discontinued operations are included within operating profit and the gain or loss on sale is included as an exceptional item. Under U.K. and Dutch GAAP and under U.S. GAAP, discontinued operations comprise those consumer publishing businesses divested in 1995 and IPC Magazines and the consumer book publishing operations, which were the final elements of the Consumer segment sold in 1998.

(5) U.K. and Dutch GAAP allow the presentation of alternative earnings measures. Adjusted operating profit is presented as an additional performance measure and is shown before amortisation of goodwill and intangible assets and exceptional items. U.S. GAAP does not permit the presentation of alternative earnings measures.

(6) Exceptional items are significant items within Reed Elsevier's ordinary activities which, under U.K. and Dutch GAAP, need to be disclosed separately by virtue of their size or incidence. The items do not qualify as extraordinary under U.S. GAAP and are considered a part of operating results. Exceptional items charged to operating profit, under U.K. and Dutch GAAP, are:

     (i) in 1999 (pound)161 million in respect of reorganisation costs; and (pound)78 million in respect of Year 2000 compliance and acquisition related integration;

     (ii) in 1998 (pound)79 million in respect of Year 2000 compliance and acquisition related integration;

     (iii) in 1997 (pound)230 million in respect of the cost of programmes to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganisation costs; (pound)250 million in respect of a non-cash write-down of intangible assets related to Reed Travel Group; and (pound)22 million in respect of Year 2000 compliance and acquisition related integration.

     Non-operating exceptional items arise primarily from the net profit on disposal of IPC Magazines in 1998 and, in other years, from the disposal of other businesses including the other consumer publishing businesses divested. For further details see note 6 to the Combined Financial Statements.

(7) The SSAP 24 credit in respect of the main U.K. pension scheme included in operating profit is (pound)3 million in the 1999 financial year, (1998 (pound)4 million; 1997 (pound)1 million; 1996 (pound)7 million; 1995 (pound)6 million); see note 27 to the Combined Financial Statements. The SSAP 24 credit comprises a regular cost offset by amortisation of the net actuarial surplus calculated in accordance with the provisions of the U.K. accounting standard SSAP 24: Accounting for Pension Costs.

(8) Long term obligations comprise long term borrowings and finance lease obligations which become due after more than one year. Reed Elsevier has revolving credit facilities expiring in over one year with a number of banks which are available to support commercial paper and other short term borrowings. Under U.S. GAAP the borrowings backed by available credit facilities, which amount to (pound)395 million at December 31, 1999 (1998 (pound)602 million; 1997 (pound)602 million; 1996 (pound)276 million; 1995 (pound)326 million), are included as long term obligations.

(9) Net borrowings comprise total borrowings less cash and short term investments.

                               REED INTERNATIONAL

     The selected financial data for Reed International should be read in conjunction with, and is qualified by, the consolidated financial statements of Reed International included in this Annual Report. The results and financial position of Reed International reflect its 52.9% economic interest in the Combined Businesses, which takes into account its 5.8% indirect interest in Elsevier, accounted for on a gross equity basis.

     All of the selected consolidated financial data for Reed International set out below has been extracted or derived from the financial statements of Reed International, which have been audited by Deloitte & Touche, London.

                                                                         Year ended December 31,(1)(3)(4)
                                                    -------------------------------------------------------------------------
                                                        1995        1996         1997        1998         1999        1999(2)
                                                        ----        ----         ----        ----         ----        -------
                                                                     (in millions, except per share amounts)
Amounts in accordance with U.K. GAAP:
Share of adjusted profit before tax(5)(6) ......... (pound)382   (pound)426   (pound)435   (pound)409  (pound)376      $607
Share of amortisation(4)(5) .......................       (134)        (132)        (153)        (176)       (197)     (318)
Share of exceptional items before tax(5)(7) .......        213           13         (237)         319        (122)     (197)

Elsevier's share of U.K. tax credit on
  distributed earnings ............................        (16)         (18)         (20)         (12)         (6)      (10)

Profit on ordinary activities before tax ..........        445          289           25          540          51        82

Tax on profit on ordinary activities ..............        (99)        (113)         (52)        (144)        (90)     (145)

Profit/(loss) attributable to ordinary shareholders        346          176          (27)         396         (39)      (63)

Basic earnings/(loss) per Reed International
  Ordinary Share(8)(9) ............................      30.7p        15.5p        (2.4p)       34.7p       (3.4p)    (0.05)
Diluted earnings/(loss) per Reed International
  Ordinary Share(8)(9) ............................      30.5p        15.4p        (2.4p)       34.6p       (3.4p)    (0.05)
Gross dividends per Reed International
  Ordinary Share(8)(10) ...........................      15.3p        17.0p        18.25p       17.3p       11.1p      0.18
Total assets ......................................      1,274        1,247        1,056        1,292       1,090     1,760
Long term obligations .............................        (36)         (36)         (36)         (36)        (36)      (58)
Shareholders' funds(11) ...........................      1,132        1,091          895        1,127         981     1,584

Amounts in accordance with U.S. GAAP:
Net income/(loss)(5) ..............................        352          244            4          191         (47)      (76)
Basic earnings/(loss) per Reed International
  Ordinary Share(8)(9) ............................      30.9p        21.4p         0.4p        16.7p       (4.1p)    (0.07)
Diluted earnings/(loss) per Reed International
  Ordinary Share(8)(9) ............................      30.7p        21.4p         0.4p        16.7p       (4.1p)    (0.07)
Total assets ......................................      1,677        1,673        1,511        1,544       1,328     2,145
Long term obligations .............................        (36)         (36)         (36)         (36)        (36)      (58)
Shareholders' funds(11) ...........................      1,631        1,627        1,467        1,499       1,282     2,070

(1) The consolidated financial statements of Reed International are prepared in accordance with accounting policies that are in conformity with U.K. GAAP, which differs incertain significant respects from U.S. GAAP. The differences between U.K. GAAP and U.S. GAAP which are relevant to Reed International are set out in note 17 the financial statements of Reed International.

(2) For the convenience of the reader, pounds sterling and pence amounts for the 1999 financial year have been translated into U.S. dollars using the Noon Buying Rate on December 31, 1999 of $1.615 per (pound)1.00.

(3) Under the U.K. accounting standard FRS 9: Associates and Joint Ventures, which was first applicable for the 1998 financial year, Reed
     International's interest in theCombined Businesses, previously treated as an associate, now falls to be treated as an interest in joint ventures. Reported net assets and net income are unaffected.

(4) Under the U.K. accounting standard FRS 10: Goodwill and Intangible Assets, which was first applicable for the 1998 financial year, the results of the Combined Businesses for the financial years 1995, 1996 and 1997 have been restated to include retrospective capitalisation and amortisation of acquired goodwill and intangible assets. The amounts presented for Reed International were restated accordingly.

(5) The share of profit from joint ventures is based on the 52.9% economic interest in the Combined Businesses attributable to Reed International shareholders. The statutory net income of Reed International includes the impact of sharing the U.K. tax credit on distributed earnings with Elsevier NV as a reduction in reported profit attributable.

(6) U.K. GAAP allows the presentation of alternative earnings measures. Adjusted operating profit is presented as an additional performance measure and is shownbeforeamortisation of goodwill and intangible assets and exceptional items. U.S. GAAP does not permit the presentation of alternative earnings measures.

(7) Share of exceptional items before tax includes Reed International's share of the Combined Businesses' exceptional items:

     (i) in 1999 exceptional items principally relate to the costs of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999. Costs include employee severance, surplus leasehold property obligations and fixed asset write-offs. Basic earnings per Reed International Ordinary Share include 7.3p (loss) in respect of these items.

     (ii) In 1998 exceptional items principally relate to the gain on disposal of IPC Magazines. Basic earnings per Reed International Ordinary Share under, respectively, U.S. GAAP and U.K. GAAP includes 24.1p and 27.4p in respect of this item. In addition, under U.S. GAAP, the Combined Businesses' goodwill and intangible asset lives were re-evaluated and are amortised over shorter periods resulting, in 1998, in a significantly higher amortisation charge; see Note 29 to the Combined Financial Statements. Basic earnings per Reed International Ordinary Share includes 12.3p (loss) under U.S. GAAP in respect of the non recurring element of the incremental charge arising from this re-evaluation.

     (iii) in 1997 exceptional items principally relate to the cost of programmes to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganisation costs together with the non-cash writedown of Reed Travel Group intangible assets. Basic earnings per Reed International Ordinary Share under, respectively, U.S. GAAP and U.K. GAAP includes 21.6p (loss) and 18.3p (loss) in respect of these items.

     (iv) in 1995 exceptional items principally relate to the net gain on sale of certain consumer publishing businesses. Basic earnings per Reed International Ordinary Share under, respectively, U.S. GAAP and U.K. GAAP includes 16.4p and 18.8p in respect of such net gain on sale.

(8) Earnings per Reed International Ordinary Share and gross dividends per Reed International Ordinary Share for all relevant periods have been restated to give effect to the two for one share split in respect of Reed International Ordinary Shares, which became effective on May 2, 1997.

(9) In accordance with the U.K. financial reporting standard FRS14: Earnings per Share, which was first applicable in the 1998 financial year, both basic earnings per share and diluted earnings per share are presented. Under U.K. and U.S. GAAP, the calculation of basic earnings per share is based only on ordinary shares in issue. Diluted earnings per share amounts take account of the effects of additional ordinary shares that would be in issue if outstanding dilutive potential shares had been exercised.

(10) The amount of gross dividends per Reed International Ordinary Share shown includes the U.K. tax credit available to certain Reed International shareholders, including beneficial owners of Reed International ADSs who are residents of the U.S. for the purposes of the U.K. Tax Treaty but do not include any deduction on account of U.K. withholding taxes, currently at the rate of 15% of the sum of the dividend and the related tax credit in most cases; see "Taxation -- Reed International -- Taxation of dividends".

(11) Shareholders' funds for 1999 includes a (pound)4 million capital redemption reserve which is non-distributable.

                                    ELSEVIER

     The selected financial data for Elsevier should be read in conjunction with, and is qualified by, the financial statements of Elsevier included in this Annual Report. The results and financial position of Elsevier reflect its 50% interest in the Combined Businesses, accounted for on an equity basis.

     All of the selected financial data for Elsevier set out below has been extracted or derived from the financial statements of Elsevier, which have been audited by Deloitte & Touche, Amsterdam.

                                                                                       Year ended December 31,(1)(3)
                                                                       -------------------------------------------------------------
                                                                       1995       1996       1997       1998       1999      1999(2)
                                                                       ----       ----       ----       ----       ----      -------
                                                                                  (in millions, except per share amounts)
Amounts in accordance with Dutch GAAP:

Share of adjusted profit before tax(4)(5) ..........................   e415       e480       e595       e575       e540      $  576
Share of amortisation(4) ...........................................   (147)      (149)      (209)      (247)      (284)       (303)
Share of exceptional items before tax(4)(6) ........................    231         14       (324)       449       (176)       (188)
Taxation ...........................................................   (106)      (127)       (72)      (203)      (128)       (136)

Profit/(loss) attributable to ordinary shareholders ................    393        218        (10)       574        (48)        (51)
Basic earnings/(loss) per Elsevier Ordinary Share(7) ...............   0.56       0.31      (0.01)      0.81      (0.07)      (0.07)
Diluted earnings/(loss) per Elsevier Ordinary Share ................   0.56       0.31      (0.01)      0.81      (0.07)      (0.07)
Gross dividends per Elsevier Ordinary Share ........................   0.27       0.34       0.43       0.39       0.27        0.29
Total assets .......................................................  1,371      1,607      1,535      1,736      1,639       1,747
Long term borrowings, less current portion .........................     (9)       (10)       (11)       (11)        (8)         (8)
Shareholders' funds ................................................  1,199      1,385      1,282      1,512      1,493       1,592

Amounts in accordance with U.S. GAAP:

Net income/(loss)(4) ...............................................    415        314         58        326        (46)        (49)
Basic earnings/(loss) per Elsevier Ordinary Share(7) ...............   0.59       0.44       0.08       0.46      (0.06)      (0.06)
Total assets .......................................................  1,777      2,118      2,156      2,057      1,997       2,129
Long term borrowings, less current portion .........................     (9)       (10)       (11)       (11)        (8)         (8)
Shareholders' funds ................................................  1,728      2,065      2,102      2,012      1,951       2,080

(1) The financial statements of Elsevier are prepared in accordance with accounting policies that are in conformity with Dutch GAAP, which differs in certain significantrespects from U.S. GAAP. The difference between Dutch GAAP and U.S. GAAP which are relevant to Elsevier are set out in note 12 to the financial statements of Elsevier.

(2) For the convenience of the reader, euro amounts for the 1999 financial year have been translated into U.S. dollars using the Noon Buying Rate on December 31, 1999 of U.S.$1.066 per e1.00.

(3) Under the U.K. accounting standard FRS 10: Goodwill and Intangible Assets, which was first applicable for the 1998 financial year, the results of the Combined Businesses for the financial years 1995, 1996 and 1997 have been restated to include retrospective capitalisation and amortisation of acquired goodwill and intangible assets. The amounts presented for Elsevier were restated accordingly.

(4) The share of profit from joint ventures is based upon the 50% share of the Combined Businesses attributable to Elsevier shareholders.

(5) Dutch GAAP allows the presentation of alternative earnings measures. Adjusted operating profit is presented as an additional performance measure and is shown before amortisation of goodwill and intangible assets and exceptional items. U.S. GAAP does not permit the presentation of alternative earnings measures.

(6) Share of exceptional items before tax includes Elsevier's share of the Combined Businesses' exceptional items:

     (i) in 1999 exceptional items principally relate to the costs of a major programme of reorganisation across Reed Elsevier businesses, commenced in 1999. Costs include employee severance, surplus leasehold property obligations and fixed asset write-offs. Basic earnings per Elsevier Ordinary Share include e0.18 (loss) in respect of these items.

     (ii) Share in 1998 exceptional items principally relate to the gain on disposal of IPC Magazines. Basic earnings per Elsevier Ordinary Share under, respectively, U.S. GAAP and U.K. GAAP includes e0.55 (profit) and e0.62 (profit) in respect of this item. In addition, under U.S. GAAP, the Combined Businesses' goodwill and intangible asset lives were re-evaluated and are amortised over shorter periods resulting, in 1998, in a significantly higher amortisation charge; see Note 29 to the Combined Financial Statements. Basic earnings per Elsevier Ordinary includes e0.28 (loss) under U.S. GAAP in respect of the non recurring element of the incremental charge arising from this re-evaluation.

     (iii) in 1997 exceptional items principally relate to the cost of programmes to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganisation costs together with the non-cash writedown of Reed Travel Group intangible assets. Basic earnings per Elsevier Ordinary Share under, respectively, U.S. GAAP and U.K. GAAP includes e0.48 (loss) and e0.40 (loss) in respect of these items.

     (iv) in 1995 exceptional items principally relate to the net gain on sale of certain consumer publishing businesses. Basic earnings per Elsevier Ordinary Share under, respectively, U.S. GAAP and U.K. GAAP includes e0.29 and e0.33 in respect of such net gain on sale.

(7) Under Dutch and U.S. GAAP the calculation of basic earnings per share is based only on ordinary shares in issue. Diluted earnings per Elsevier Ordinary Share amounts take account of the effects of additional ordinary shares that would be in issue if outstanding dilutive potential shares had been exercised.

Exchange Rates

     The following table illustrates, for the periods and dates indicated, certain information for pounds sterling expressed in U.S. dollars per (pound)1.00. Noon Buying Rates have not been used in the preparation of the Reed Elsevier Combined Financial Statements or the Reed International financial statements. For a discussion of the impact of currency fluctuations on Reed Elsevier's combined results of operations and combined financial position, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Reed Elsevier".

                          U.S. dollars per (pound)1.00

                                                            Period
                                              ----------------------------------
Year ended December 31,                        End    Average(1)    High     Low
-----------------------                       ----    ----------    ----    ----
1995 ......................................   1.55       1.60       1.67    1.55
1996 ......................................   1.71       1.56       1.71    1.49
1997 ......................................   1.64       1.64       1.70    1.58
1998 ......................................   1.66       1.66       1.71    1.61
1999 ......................................   1.62       1.62       1.68    1.55
2000 (through February 23, 2000) ..........   1.60       1.62       1.65    1.59

(1) The average of the Noon Buying Rates on the last day of each month during the relevant period.

     The following table illustrates, for the periods and dates indicated, certain information concerning the Noon Buying Rate for the euro expressed in U.S. dollars per e1.00. Noon Buying Rates have not been used by Elsevier in the preparation of its financial statements included in this Annual Report.

                            U.S. dollars per e1.00(1)

                                                            Period
                                              ----------------------------------
Year ended December 31,                        End    Average(2)    High     Low
-----------------------                       ----    ----------    ----    ----
1995 ......................................   1.36       1.36       1.45    1.26
1996 ......................................   1.28       1.30       1.37    1.26
1997 ......................................   1.08       1.12       1.28    1.03
1998 ......................................   1.17       1.10       1.21    1.06
1999 ......................................   1.01       1.07       1.18    1.00
2000 (through February 23, 2000) ..........   1.00       1.00       1.03    0.97

(1) e rates for periods prior to the 1999 financial year have been stated using the relevant Dutch guilder rates, translated at the Official Conversion Rate of Dfl2.20371 per e1.00, which was fixed as at January 1, 1999.

(2) The average of the Noon Buying Rates on the last day of each month during the relevant period.

Dividends

     The following table illustrates, for the periods indicated, a summary of the dividends paid per Reed International Ordinary Share. Dividends per Reed International Ordinary Share have been calculated to give effect to the two for one share split of Reed International Ordinary Shares which became effective on May 2, 1997. For the convenience of the reader, the pence amounts have been translated at the Noon Buying Rate prevailing at each payment date.

                                                 Year ended December 31,
                                           ----------------------------------
                                           1995   1996    1997    1998   1999
                                           ----   ----   -----   -----   ----
Interim -- pence ........................  3.75   4.13    4.40    4.60   4.60
Interim -- $ ............................  0.06   0.06    0.07    0.08   0.08
Final (1997 Second interim) -- pence ....  8.50   9.48   10.20   10.40   5.40
Final (1997 Second interim) -- $ ........  0.13   0.15    0.17    0.17   0.09(1)

     The following table illustrates, for the periods indicated, a summary of the dividends paid per Elsevier Ordinary Share. For the convenience of the reader the euro amounts have been translated at the Noon Buying Rate prevailing at each payment date.

                                                 Year ended December 31,
                                           ----------------------------------
                                           1995   1996    1997    1998   1999
                                           ----   ----    ----    ----   ----
Interim -- e(2) .........................  0.08   0.09    0.13    0.13   0.12
Interim -- $ ............................  0.11   0.12    0.15    0.16   0.11
Final (1997 Second interim) -- e(2) .....  0.19   0.25    0.30    0.26   0.15
Final (1997 Second interim) -- $ ........  0.24   0.29    0.33    0.29   0.15(1)

(1) The final dividend for the year ended December 31, 1999 is payable on May 22, 2000 (May 30, 2000 to holders of Reed International and Elsevier ADSs). The rate prevailing at the payment date has yet to be determined; the rate used is the Noon Buying Rate on February 23, 2000.

(2) During 1999 Elsevier Ordinary Shares were redenominated in e. Accordingly dividends per Elsevier Ordinary Share have been presented in e for all periods. e amounts for periods prior to the 1999 financial year have been stated using the relevant Dutch guilder rates, translated at the Official Conversion Rate of Dfl2.20371 per e1.00, which was fixed as at January 1, 1999.

      ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
                            AND RESULTS OF OPERATIONS

                                  REED ELSEVIER

     The following discussion is based on the Combined Financial Statements which have been prepared in accordance with U.K. and Dutch GAAP which differ in certain significant respects from U.S. GAAP as set out in note 29 to the Combined Financial Statements. In addition to the figures required to be reported by U.K. and Dutch GAAP, adjusted profit and operating cash flow figures have been presented in the Combined Financial Statements as additional performance measures. Adjusted profit is shown before the amortisation of goodwill and intangible assets and exceptional items, and provides a basis for performance comparison that is not dependent on the choice of adoption method of FRS 10 on accounting for goodwill and intangible assets. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of fixed assets, but before exceptional payments and proceeds. A reconciliation of reported figures to the adjusted figures for each of the three years in the period ended December 31, 1999, is set out in note 10 to the Combined Financial Statements included in this Annual Report. As discussed in note 29 to the Combined Financial Statements, U.S. GAAP does not permit the presentation of alternative income measures.

     The following combined financial information of Reed Elsevier should be read in conjunction with, and is qualified by reference to, the Combined Financial Statements. Unless otherwise stated, identified amounts relate to the total results of the Reed Elsevier combined businesses, including the results of discontinued operations.

General

     Reed Elsevier derives its turnover principally from subscription sales, circulation and copy sales, advertising sales and exhibition fees. In the year ended December 31, 1999, subscriptions comprised 39% of turnover; circulation and copy sales comprised 18%; advertising sales comprised 24%; exhibition fees comprised 9%; and the other turnover comprised 10%. Subscription sales are defined as turnover derived from the periodic distribution or update of a product which is usually prepaid, while circulation and copy sales include all other turnover from the distribution of a product, usually on cash or credit terms. The level of publishing-related advertising sales has historically been tied closely to the economic cycle with changes in the profit performance of advertisers, business confidence and other economic factors having a high correlation with changes in the size of the market. Subscription sales and circulation and copy sales have tended to be more stable than advertising sales through economic cycles.

     Reed Elsevier's principal geographic markets are North America, the United Kingdom and the Netherlands. In the year ended December 31, 1999, these geographical markets accounted for 77% of total turnover from continuing operations. The largest geographical market is North America, where the proportion of turnover from continuing operations over these periods has grown from 53% in the year ended December 31, 1997 to 55% in the year ended December 31, 1998 and 56% in the year ended December 31, 1999. The increase in the relative importance of the North American market to Reed Elsevier largely reflects the impact of acquisitions. The most recent acquisitions with significant sales in North America were Matthew Bender and the remaining 50% interest in Shepard's, both of which were acquired in August 1998. Turnover in the United Kingdom from the continuing operations accounted for 14%, 15% and 15% in the three years ended December 31, 1999, 1998 and 1997 respectively, while turnover from continuing operations in the Netherlands has remained at 7%. Turnover in the rest of continental Europe from the continuing operations accounted for 13% in each of the three years ended December 31, 1999. Turnover from continuing operations in the rest of the world accounted for 10%, 10% and 12% in the three years ended December 31, 1999, 1998 and 1997 respectively.

     The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The most significant cost item for Reed Elsevier as a whole is labour costs, which includes all employment costs of employees as well as of temporary or contracted staff. In the years ended December 31, 1999, December 31, 1998 and December 31, 1997, labour costs represented 44%, 42% and 41%, respectively, of Reed Elsevier's total costs, before amortisation of goodwill and intangible assets and exceptional items, of the continuing operations.

     Following the introduction of FRS 10 in the 1998 financial year, acquired goodwill and intangible assets are capitalised and systematically amortised over a maximum period of 20 years, with retrospective application.

     Reed Elsevier's operating profit during each of the three years ended December 31, 1999 included net pension credits of (pound)3 million in 1999, (pound)4 million in 1998 and (pound)1 million in 1997, arising almost entirely from an actuarial surplus in its main U.K. pension plan.

Strategy Review and Reorganisation Costs

     During 1999 Reed Elsevier undertook a detailed strategy review to realise the growth potential of the Combined Businesses.

     The strategy review concluded that the creation of value should be driven by an acceleration of revenue growth. Accordingly Reed Elsevier has budgeted a spend of approximately (pound)260 million in 2000 on new development initiatives. This level of investment is expected to continue, with a total three year investment spend reaching approximately (pound)750 million.

     In December 1999 Reed Elsevier announced that, as a result of the strategy review and to finance this substantial investment, a wide ranging cost review was to be carried out across the Combined Businesses, primarily directed at non-revenue generating costs, such as support staff, production, infrastructure and Head Office costs. The cost review will give rise to exceptional restructuring charges of not more than (pound)250 million of which (pound)161 million was charged in 1999, as an exceptional cost. The 1999 charge included costs in relation to employee severance, surplus leasehold property obligations and fixed asset write offs in respect of specific reorganisation projects commenced in 1999. Of this charge approximately (pound)39 million represented exceptional cash outflows in 1999.

     In addition Reed Elsevier has announced an adjustment of Reed International's and Elsevier's dividend policy, to support this investment programme, through a reduction by one third of the equalised Reed International and Elsevier dividend from the 1998 level. This has been implemented immediately through a proposed reduction in the 1999 final dividend. To restore normal proportions between the interim and final dividends in 2000, the 2000 interim dividend will be reduced by one-third and the final dividend adjusted upwards accordingly. Reed Elsevier expects to maintain over the longer term adjusted earnings cover for the Reed International and Elsevier dividends of at least two times.

     Reed Elsevier plans to exit businesses that do not fit directly with its strategy. Reed Elsevier expects to exit a number of businesses, which in 1999 contributed approximately (pound)200 million revenue and (pound)33 million operating profit. These will include OAG Worldwide and Springhouse.

Effect of Currency Translation

     The Combined Financial Statements are expressed in pounds sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures are the U.S. dollar and the euro, both of which generally reflect Reed Elsevier's business exposure to the United States and the Netherlands, its most important markets outside the United Kingdom. To help protect Reed International's and Elsevier's shareholders' funds from the effect of currency movements, Reed Elsevier will, if deemed appropriate, hedge the foreign exchange translation exposure by borrowing in those currencies where significant translation exposure exists or by selling forward surplus cash flow into one of the shareholders' currencies. Hedging of foreign exchange translation exposure is undertaken only by the regional centralised treasury departments and under policies agreed by the Audit Committees of Reed International and Elsevier. Borrowing in the operational currency of individual businesses provides a structural hedge for the assets in those markets and for the income realised from those assets. The currencies of Reed Elsevier's borrowings, therefore, reflect two key objectives, namely to minimise funding costs and to hedge currencies where it has significant business exposure.

     The currency profile of Reed Elsevier's adjusted profit before taxes and minority interests for the year ended December 31, 1999, taking account of the currencies of the interest on its borrowings and cash over that period, is set forth below:

          Adjusted profit before taxes in each currency as a percentage of total adjusted profit before taxes

           Pounds           U.S.
          Sterling        Dollars        Euro        Other        Total
          --------        -------        ----        -----        -----
             30%            36%           28%          6%          100%

     Currency translation differences increased Reed Elsevier's turnover by (pound)34 million and adjusted operating profit by (pound)5 million in the year ended December 31, 1999 compared to the year ended December 31, 1998.

     Individual businesses within Reed Elsevier plc and ERF are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their turnover and operating costs, to the extent that such turnover and costs are not denominated in their operating currencies. Individual businesses are encouraged to hedge their exposures internally at market rates with the centralised treasury department within ERF. To minimise hedging costs, these exposures are matched whenever possible with offsetting exposures existing in other individual businesses. When opportunities for such matching of exposures internally do not exist, exposures may instead be hedged externally with third parties. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 21 to the Combined Financial Statements.

     The following table shows turnover and adjusted operating profit of Reed Elsevier among its business segments, in each of the three years ended December 31, 1999, together with the percentage change in 1999 and 1998 at both actual and constant exchange rates:

                                                                         Turnover
                                                                  Year ended December 31,
                                   -------------------------------------------------------------------------------------
                                        1997            1998           % change             1999           % change
                                   -------------   -------------   -----------------   -------------   -----------------
                                   (pound)         (pound)         Actual   Constant   (pound)         Actual   Constant
Business Segment                   million    %    million    %     rates   rates(1)   million    %     rates   rates(2)
----------------                   -------   ---   -------   ---   ------   --------   -------   ---   ------   --------
Scientific .......................    571     17     622      19      9        11         652     19      5         5
Legal(3) .........................  1,033     30   1,107      35      7        10       1,268     37     15        13
Business .........................  1,383     40   1,434      45      4         5       1,470     44      3         2
Continuing Operations ............  2,987     87   3,163      99      6         8       3,390    100      7         6
Discontinued Operations(4) .......    430     13      28       1     --        --          --     --     --        --
                                    -----    ---   -----     ---    ---       ---       -----    ---    ---       ---
Total ............................  3,417    100   3,191     100     (7)       (5)      3,390    100      6         5

                                                              Adjusted Operating Profit(5)(6)
                                                                  Year ended December 31,
                                   -------------------------------------------------------------------------------------
                                        1997            1998           % change             1999           % change
                                   -------------   -------------   -----------------   -------------   -----------------
                                   (pound)         (pound)         Actual   Constant   (pound)         Actual   Constant
Business Segment                   million    %    million    %     rates   rates(1)   million    %     rates   rates(2)
----------------                   -------   ---   -------   ---   ------   --------   -------   ---   ------   --------
Scientific .......................   230      26     223      27     (3)       (1)       231      29      4         5
Legal(3) .........................   289      33     322      40     11        14        316      40     (2)       (4)
Business .........................   293      33     268      33     (9)       (8)       245      31     (9)       (9)
Continuing Operations ............   812      92     813     100     --         2        792     100     --        (3)
Discontinued Operations(4) .......    73       8      --     100     --        --         --      --     (3)       (3)
                                     ---     ---     ---     ---    ---       ---        ---     ---    ---       ---
Total ............................   885     100     813     100     (8)       (7)       792     100     (3)       (3)

(1) Represents percentage change over 1997 at constant rates of exchange, which have been calculated using the average exchange rates for the 1997 financial year.

(2) Represents percentage change over 1998 at constant rates of exchange, which have been calculated using the average exchange rates for the 1998 financial year.

(3) The Professional segment has been renamed Legal to reflect the principal markets of this segment. The Legal and Business segments have also been re-stated to reflect the transfer of management and development responsibilities for Elsevier Tuition to Elsevier Business Information.

(4) Discontinued operations, are presented in accordance with U.K. and Dutch GAAP, and comprise IPC Magazines and the consumer book publishing operations, which were the final elements of the Consumer segment, sold in 1998.

(5) Adjusted operating profit is shown before the amortisation of goodwill and intangible assets and exceptional items. Reed Elsevier businesses focus on adjusted profit as an additional performance measure. See note 1 to the Combined Financial Statements.

(6) Exceptional items are significant items within Reed Elsevier's ordinary activities which, under U.K. and Dutch GAAP, are required to be disclosed separately due to their size or incidence. Exceptional items before tax totalled (pound)232 million (loss) in the year ended December 31, 1999, (pound)603 million (profit) in the year ended December 31, 1998 and (pound)448 million (loss) in the year ended December 31, 1997. See note 6 to the Combined Financial Statements for a further description of these items.

Year 2000 Compliance Programme

     The Reed Elsevier Year 2000 compliance programme was formally established in 1997 to address the internal and external risks to Reed Elsevier's business operations arising from the millennium date change. Where systems do not correctly recognise and process date information beyond the year 1999, there could be a material adverse impact on the Combined Businesses' operations.

     The programme was implemented in each of the Reed Elsevier businesses by dedicated project teams and co-ordinated across the Reed Elsevier plc businesses by the Reed Elsevier Technology Group, which is responsible to the Reed Elsevier plc Board.

Programme Status

     During 1999 all remediation and testing of business critical systems was completed on a timely basis. In addition, confirmation of Year 2000 conformity of third party software or products supplied or licensed to Reed Elsevier was received in respect of all business critical systems.

     Year 2000 contingency plans were developed for response in the event that an essential business process may be disrupted. The contingency plans are intended to encompass all major categories of IT systems, including databases and online systems, in use by the Combined Businesses and extend to its editorial processes, subscription and distribution systems and its physical facilities. As part of its contingency planning efforts, Reed Elsevier has identified alternative suppliers, subcontractors and business partners or other business strategies where necessary if significant exposures arise.

     The Year 2000 programme has so far proved effective with negligible disruption over the millennium date change. Contingency plans remain in place to enable effective reaction to possible future disruption.

Costs

     Compliance costs in 1999 amounted to (pound)50 million (1998: (pound)53 million). The total costs of the programme were (pound)114 million. These costs represent incremental spending, including redeployed resources, over normal operations and have been classified as exceptional items. The total cost estimate does not include potential costs related to any customer or other claims should systems fail. Reed Elsevier believes that the Year 2000 programme has not resulted in any material deferrals of product developments.

Risks

     Reed Elsevier believes that, with the implementation of new business systems and completion of the Year 2000 programme as scheduled, the possibility of significant interruptions to normal operations has been substantially reduced. This belief is consistent with experience to date following the millennium date change.

     The Year 2000 and other date change issues continue to present a number of risks and uncertainties that could have a material adverse impact on Reed Elsevier, including, amongst others, failures of telephone and mail systems and other public utilities, failures within government agencies and financial and banking systems around the world and the nature of government responses to Year 2000 issues and similar issues.

European Economic and Monetary Union

     On January 1, 1999, the euro was introduced as the de facto currency of the 11 European countries participating in European Economic and Monetary Union
(EMU). The Netherlands is a participant in EMU; the United Kingdom is not.

     In 2002, the Dutch guilder, like the currencies of other participants, will be fully replaced by the euro once euro- denominated notes and coins are substituted. In the interim, the euro and the participating currencies coexist and are inextricably linked by fixed conversion rates.

     The implications for Reed Elsevier businesses have been initially low relative to many other multinational European companies. Principally this is because, with the significant exception of Elsevier Science, which already publishes global prices, Reed Elsevier's businesses have limited cross border trade. The most significant issue, therefore, is the timing of euro based marketing and invoicing and the transfer to euro denominated business and financial systems. In this respect, Reed Elsevier businesses have developed plans to accommodate the euro.

     The profit and loss expense of moving to a euro currency environment is not expected to be significant.

     While Reed Elsevier will continue to evaluate the impact of the euro introduction over time, based on currently available information, management does not believe that the introduction of the euro will have a material adverse impact on the financial condition or overall trends in results of operations..

Recently Issued Accounting Pronouncements

     SFAS 133: Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. The standard requires all derivative instruments to be valued at fair value in the balance sheet and is effective for financial years beginning after June 15, 2000. Changes in fair value are accounted for through the income statement or comprehensive income statement depending on whether the derivative is designated as a hedging instrument and, if appropriate, its effectiveness as a hedging instrument. The impact of adopting the standard cannot be reasonably estimated at this time. Under U.K. and Dutch GAAP the fair value of derivative instruments is a disclosure item and is not accounted for in the financial statements.

     In the U.K. and the Netherlands exposure drafts have been issued for comment by the relevant accounting standards authorities which propose amendments to accounting for deferred taxation under U.K. GAAP, and pension accounting under both U.K. GAAP and Dutch GAAP. The impact of adopting any resulting accounting standard cannot be reasonably estimated at this time.

Results of Operations for the Year Ended December 31, 1999
Compared to the Year Ended December 31, 1998

     General. Total turnover increased by 6% to (pound)3,390 million in 1999, compared to (pound)3,191 million in 1998. Excluding the remaining consumer publishing divestments in 1998, turnover of the continuing businesses increased by 7% in 1999. Currency translation differences had a favourable impact in 1999, increasing turnover from the continuing businesses by (pound)34 million. At constant rates of exchange, turnover of the continuing businesses increased by 6% in 1999. Turnover of businesses acquired by Reed Elsevier during 1999, the most significant of which was Cell Press, Inc., contributed (pound)31 million to the increase and the full year effect of acquisitions made during 1998 of which Matthew Bender and Shepard's were the most significant, contributed a further (pound)103 million at constant exchange rates. The impact of acquisitions in both years was offset in part by a reduction in turnover as a result of certain minor non-core disposals. The net effect of acquisitions and disposals in 1998 and 1999 was to increase turnover by (pound)116 million for the continuing business. Excluding these factors, the percentage increase in turnover from the continuing businesses at constant exchange rates was 3%.

     In 1999, 24% of the continuing businesses' turnover was derived from advertising and advertising sales increased by 4% in 1999 over 1998 to (pound)821 million. Subscription sales for the continuing businesses increased by 15% to (pound)1,305 million in 1999, as compared with (pound)1,138 million in 1998, and accounted for 39% of turnover for continuing businesses for 1999 compared to 36% for the continuing businesses in 1998. The increase in the relative importance of subscription sales to Reed Elsevier largely reflects the acquisition of subscription based businesses and further migration of customers at LEXIS-NEXIS Group from transactional to subscription accounts. As a result of this and the impact of disposals, turnover from circulation and copy sales for the continuing businesses was (pound)620 million in 1999 as compared with (pound)630 million in 1998. Circulation and copy sales represented 18% of turnover from continuing businesses in 1999, compared to 20% in 1998. The most significant component of the balance was exhibitions which accounted for 9% of turnover for continuing businesses in 1999 and 1998, generating turnover of (pound)307 million in 1999 compared with (pound)278 million in 1998.

     Operating profit was (pound)180 million in 1999, compared to (pound)402 million in 1998, a reduction of (pound)222 million. The decline reflects the net (pound)160 million adverse movement in those exceptional items charged to operating profit, higher amortisation charges arising from acquisitions in 1998 and 1999, and a weaker trading performance. The movements in the components of operating profit, being adjusted operating profit, amortisation of goodwill and intangible assets and exceptional items charged to operating profit are discussed below. As explained above and in note 1 to the Combined Financial Statements adjusted operating profit is presented as an additional performance measure.

     Adjusted operating profit fell by 3% to (pound)792 million in 1999, compared to (pound)813 million in 1998. The consumer publishing divestments had no impact on adjusted operating profit in 1999. The incremental contribution from 1999 and 1998 acquisitions, net of disposals, was (pound)40 million and currency translation increased adjusted operating profit in 1999 by (pound)5 million for the full year against 1998. Excluding these items, adjusted operating profit from the continuing businesses declined by 7%. Operating margin before exceptional items and amortisation of goodwill and intangible assets in 1999 fell by 2.1 percentage points over 1998 to 23.4%, principally reflecting investment in people, products and sales and marketing.

     Expenditure on major development projects in the continuing businesses, principally in respect of new electronic products and services and related operating systems, increased by approximately (pound)30 million to (pound)110 million in 1999, of which (pound)30 million was capitalised. These amounts do not include the significant ongoing product renewal and expansion of sales and marketing, editorial and production activities across the Combined Businesses.

     The results for 1999 also included amortisation of goodwill and intangible assets of (pound)373 million compared to (pound)332 million in 1998. The increase of (pound)41 million reflects acquisitions made in 1998 and 1999.

     The results for 1999 included net exceptional costs of (pound)232 million, comprising (pound)161 million in respect of the major restructuring projects across the operating businesses, acquisition related integration costs ((pound)28 million), 1999 costs of the Year 2000 compliance programme ((pound)50 million) and (pound)7 million profit on sale of fixed asset investments. The net tax credit thereon amounted to (pound)15 million. The results for 1998 included net exceptional gains of (pound)603 million, comprising the net profit on the sale of IPC Magazines ((pound)692 million), acquisition related integration costs ((pound)26 million), 1998 costs of the Year 2000 compliance programme ((pound)53 million) and costs incurred in respect of the abandoned merger with Wolters Kluwer ((pound)10 million). (pound)70 million was provided in respect of taxation. Further details are set out in note 6 to the Combined Financial Statements.

     Profit on ordinary activities before interest was (pound)187 million in 1999, compared to (pound)1,084 million in 1998, a reduction of (pound)897 million reflecting in particular the net movement on exceptional items and amortisation of goodwill and intangible assets. Net interest expense increased to (pound)82 million in 1999, compared to (pound)40 million in 1998. This principally reflected the financing of the Matthew Bender and Shepard's acquisitions completed in the second half of 1998. Net interest cover, the number of times that adjusted operating profit before interest covers net interest expense, was 10 times in 1999, which compared to 20 times in 1998.

     Profit on ordinary activities before taxation was (pound)105 million in 1999 as compared with (pound)1,044 million in 1998. On an adjusted basis, profit before tax was (pound)710 million in 1999, compared to (pound)773 million in 1998, a reduction of (pound)63 million or 8%. The adjusted figures exclude the amortisation of goodwill and intangible assets of, in 1999, (pound)373 million and, in 1998, (pound)332 million, and net exceptional pre-tax items of, in 1999, (pound)232 million (loss) and, in 1998, (pound)603 million (profit). Compared with 1998, on translation of earnings, the strengthening of the dollar against sterling in particular increased adjusted profit before tax by (pound)3 million. At constant exchange rates, adjusted profit before tax was (pound)707 million in 1999, a reduction of (pound)66 million or 9%.

     The adjusted profit before tax, at reported rates reduced 10% in the first half of 1999, when compared with the corresponding prior year period, and 6% in the second half. The second half comparison benefited from stronger underlying turnover growth, particularly in relation to exhibition cycling and in the Scientific and LEXIS-NEXIS businesses. This partly reflected weaker economic and market conditions in the second half of 1998.

     The effective tax rate on adjusted operating profit for Reed Elsevier was slightly lower at 25.6% in 1999. The total tax charge for the year as a proportion of profit before tax principally reflects non-tax deductible amortisation, the non- recognition of potential deferred tax assets and taxes arising on restructuring related business consolidation.

     The attributable loss of Reed Elsevier for 1999 was (pound)63 million, compared to attributable profit of (pound)772 million in 1998. Adjusted attributable income, excluding the amortisation of goodwill and intangible assets, exceptional items and related tax effects, was (pound)527 million in 1999, compared to (pound)571 million in 1998, which represents a decrease of (pound)44 million or 8%. At constant exchange rates the reduction in adjusted attributable profit was also 8%.

     In 1999 U.S. GAAP net loss was (pound)73 million, compared with net income of (pound)398 million in 1998, a reduction of (pound)471 million, reflecting the factors discussed above together with the one-off amortisation charge following the re-evaluation under U.S. GAAP of the useful lives of goodwill and intangible assets in 1998.

     Scientific. Turnover for the Scientific segment was (pound)652 million in 1999, an increase of (pound)30 million or 5% compared to 1998. Currency translation differences had no material impact on turnover in 1999. Turnover from acquisitions made during 1999, principally Cell Press and the Anatomical Chart Company, contributed (pound)14 million to the turnover increase at constant exchange rates. Excluding 1999 acquisitions and the full year effect of several acquisitions in 1998, of which Beilstein Database and Engineering Information Inc. were the most significant, the increase in turnover over 1998 was 2% at constant rates of exchange.

     Adjusted operating profit for the Scientific segment increased by (pound)8 million to (pound)231 million in 1999. Excluding currency translation differences, which reduced operating profit by (pound)3 million, 1999 acquisitions and the full year effect of 1998 acquisitions, the increase in operating profit over 1998 for the Scientific segment was 2%.

     Turnover for scientific publishing increased by 5% at constant rates of exchange in 1999; excluding acquisitions, the increase was 2%. Adjusted operating profit for scientific publishing excluding acquisitions increased by 4% at constant rates of exchange in 1999. Turnover growth was adversely affected by the impact on subscription renewals of currency movements on library budgets, particularly in Japan and continental Europe. Progress was made during the year in the roll-out of ScienceDirect, the Internet-based scientific information service, with approximately 25% of journal subscription revenues now covering both print journals and the ScienceDirect service.

     The medical publishing and communications businesses in 1999 reported turnover growth of 6% at constant rates of exchange due to acquisitions. Excluding acquisitions, turnover and adjusted operating profit fell by 1% and 12% respectively, due to some weakness in the sponsored communications business and in France.

     Legal. Turnover for the Legal segment was (pound)1,268 million in 1999, an increase of (pound)161 million or 15% compared to 1998. Currency translation differences increased turnover by (pound)22 million. At constant rates of exchange the increase in turnover over 1998 for the Legal segment was 13%. Turnover from acquisitions made during 1999, principally two small legal publishing businesses in Argentina, contributed (pound)7 million to the turnover increase at constant rates. Excluding 1999 acquisitions, and the full year effect of acquisitions in 1998 (principally Matthew Bender and the remaining 50% interest in Shepard's), the increase in turnover was 5% at constant exchange rates.

     Adjusted operating profit for the Legal segment declined by (pound)6 million or 2% to (pound)316 million in 1999, compared to (pound)322 million in 1998. Excluding currency translation differences, which increased operating profit by (pound)5 million, 1999 acquisitions and the full year effect of 1998 acquisitions, the fall in adjusted operating profit over 1998 for the Legal segment was 12%.

     Turnover at LEXIS-NEXIS Group grew by 13% whereas adjusted operating profit was down 8% at constant rates of exchange as significant additional investment was made in new product development and in sales and marketing. The full year effect of the 1998 acquisition of Matthew Bender and the remaining 50% of Shepard's added (pound)77 million to the turnover increase. Excluding acquisitions, the increase in turnover was 2% and adjusted operating profit fell by 18%. The decline in adjusted operating profit reflected the combination of low turnover growth and continued investment in new product development and in sales and marketing. In the U.S. legal market, the LEXIS Publishing businesses had flat turnover with growth in the large law firm market offset by weaker revenues in other markets. The print/CD-ROM legal publishing business saw some loss of turnover principally at Shepard's, due to heavy promotion and discounting by a competitor as its licence to the Shepard's content expired. The Martindale-Hubbell legal directory business reported a 12% increase in turnover. In the online business information market, NEXIS revenues fell by 4%, reflecting pricing pressures across the industry.

     In the Reed Elsevier Legal Division, the increase in adjusted operating profit in 1999 was 7% at constant rates of exchange, on turnover up 13%, driven by strong performances in the U.K., France and South East Asia, together with the impact of small acquisitions in Austria, Argentina, Australia and South Africa.

     The Reed Educational & Professional Publishing business reported an increase in turnover and adjusted operating profit of 12% and 9% respectively at constant exchange rates. The U.K. and U.S. Schools businesses both increased turnover by 15%, driven by additional government funding for literacy materials and by increased market share. Costs increased faster than turnover as investment was made in new publishing programmes to capture market demand. The Butterworth-Heinemann businesses reported a strong front-list in scientific, technical and medical markets.

     Business. Turnover for the Business segment was (pound)1,470 million in 1999, an increase of (pound)36 million or 3% compared to 1998. Currency translation differences increased turnover by (pound)14 million. At constant exchange rates, the increase in turnover over 1998 for the Business segment was 2%. Turnover from acquisitions made during 1999, principally several shows and titles in the U.S. and Continental Europe, contributed (pound)10 million to the turnover increase at constant exchange rates. Excluding the contribution from 1999 acquisitions, the full year effect of several acquisitions in 1998, the most significant of which were two shows acquired from the Professional Golfers Association of America and several computing titles in the United Kingdom, and the impact of a number of non-core disposals, the increase in turnover was 1% at constant rates of exchange.

     Adjusted operating profit for the Business segment declined by (pound)23 million or 9% to (pound)245 million in 1999, compared to (pound)268 million in 1998, reflecting low underlying revenue growth, particularly at Cahners, whilst costs rose. Currency translation differences had no material impact on adjusted operating profit in 1999. Excluding 1999 acquisitions and the full year effect of 1998 acquisitions, the fall in adjusted operating profit over 1998 for the Business segment was 11% at constant rates of exchange.

     In U.S. business magazine publishing, Cahners' turnover was flat in 1999 at constant rates of exchange, before a 1% reduction due to the net effect of disposals less acquisitions. Adjusted operating profit at constant rates of exchange declined by 40% due to a 5% increase in costs, largely reflecting the full year effect of prior year investments made in the organisation, which had anticipated much stronger revenue growth. Growth in the Entertainment & Media, Building & Construction and Retail sectors was offset by revenue declines in Manufacturing, Electronics and Travel. Although the slowdown in turnover growth began in the second half of 1998, the degree to which this persisted into 1999 was unexpected. A major restructuring of the business took place in the second half of 1999 to realign the cost base.

     In U.K. business magazine publishing, turnover and adjusted operating profit at Reed Business Information declined by 2% and 6% respectively at constant exchange rates. Weakness in advertising demand, particularly in high margin recruitment, in the first half was recovered in the second half as the U.K. economy strengthened with the exception of the important Computer sector which saw strong competition both in print and online. Online services established around the core titles continued to develop in 1999 with growth in subscriptions and advertising support. The Healthcare, Property and Social Services sectors performed well. At OAG Worldwide, adjusted operating profit increased by 18% in 1999 at constant exchange rates, on turnover down 6%. During 1999 good progress was made in stabilising the business with certain activities terminated to increase profitability, and plans developed to capitalise on the growing demand for electronic products using OAG Worldwide data. Growth in electronic turnover was offset by the continued shift of customers from print to online services. In February 2000 the decision to divest OAG Worldwide was announced.

     In Continental European business magazine publishing, Elsevier Business Information (excluding Elsevier Tuition activities) increased its turnover and adjusted operating profit by 3% and 6% respectively in 1999 at constant exchange rates, before several small acquisitions in both 1999 and 1998, as advertising demand in Continental Europe picked up during the year. In the Netherlands, turnover growth was driven by the journal Elsevier and titles in the Human Resources, General Management and Construction sectors, whilst improvements in profitability were reported in Spain and France. The tuition activities in the Netherlands increased turnover and adjusted operating profit by 8% at constant rates of exchange in 1999, driven by growth from in-company and open training. During 1999 management and development responsibility for this business was moved to Elsevier Business Information to provide combined product focus on targeted customer groups.

     Exhibitions reported an 8% increase in turnover and an 11% increase in adjusted operating profit in 1999 at constant exchange rates, driven by growth in the annual trade shows, particularly in North America, and the contribution of the PGA golf equipment and accessories shows acquired in 1998. 30 new shows were launched in the year in North America, Europe and Asia, adding over 3 percentage points to the growth in turnover. The impact of show cycling, i.e., of non-annual shows, and acquisitions was broadly neutral in 1999.

     At December 31, 1999 there were no significant outstanding claims under the recompense programme announced in 1997 in respect of circulation irregularities in the hotel directories and airline guides businesses. Settlement of agreed claims, by cash payment or by credit, was largely completed by December 31, 1999.

Results of Operations for the Year Ended December 31, 1998
Compared to the Year Ended December 31, 1997

     General. As a result of the divestment in 1998 of the remaining consumer publishing businesses, total turnover of Reed Elsevier fell by 7% to (pound)3,191 million in 1998, compared to (pound)3,417 million in 1997. Excluding the consumer publishing divestments, turnover of the continuing businesses increased by 6% in 1998 to (pound)3,163 million. Currency translation differences had an adverse impact in 1998, reducing turnover from the continuing businesses by (pound)62 million. At constant rates of exchange, turnover of the continuing businesses increased by 8% in 1998. Turnover of businesses acquired by Reed Elsevier during 1998, the most significant of which were Matthew Bender, the remaining 50% interest in Shepard's, Beilstein Database and Engineering Information Inc., contributed (pound)108 million to the increase and the full year effect of acquisitions made during 1997 contributed a further (pound)123 million at constant exchange rates. The impact of acquisitions in both years was offset in part by a reduction in turnover as a result of certain minor non-core disposals and the deconsolidation of Utell following its merger in December 1997 with Anasazi, Inc. to form REZsolutions, Inc. in which Reed Elsevier equity accounts for its 67% interest in the merged business. The net effect of acquisitions and disposals in 1997 and 1998 and the deconsolidation of Utell was to increase turnover by (pound)116 million for the continuing businesses. Excluding these factors, and before taking into account an 8% decline in turnover of the Travel publishing businesses, the percentage increase in turnover from the continuing businesses at constant exchange rates was 5%.

     In 1998, 25% of the continuing businesses' turnover was derived from advertising and advertising sales increased by 7% in 1998 over 1997 to (pound)789 million. Subscription sales for the continuing businesses increased by 16% to (pound)1,138 million in 1998, as compared with (pound)977 million in 1997, and accounted for 36% of turnover for continuing businesses for 1998 compared to 33% for the continuing businesses in 1997. The increase in the relative importance of subscription sales to Reed Elsevier largely reflects the acquisition of subscription based businesses and the migration during the year of customers at LEXIS-NEXIS Group from transactional to subscription accounts. As a result of this and the impact of disposals, turnover from circulation and copy sales for the continuing businesses was (pound)630 million in 1998 as compared with (pound)666 million in 1997. Circulation and copy sales represented 20% of turnover from continuing businesses in 1998, compared to 22% in 1997. The most significant component of the balance was exhibitions which accounted for 9% of turnover for continuing businesses in 1998 and 1997, generating turnover of (pound)278 million in 1998 compared with (pound)261 million in 1997.

     Operating profit was (pound)402 million in 1998, compared to (pound)94 million in 1997, an increase of (pound)308 million. The increase principally reflects the net movement in exceptional items charged to operating profit. The movements in the components of operating profit, being adjusted operating profit, amortisation of goodwill and intangible assets and exceptional items charged to operating profit are discussed below. As explained above and in note 1 to the Combined Financial Statements adjusted operating profit is presented as an additional performance measure.

     Adjusted operating profit fell by 8% to (pound)813 million in 1998, compared to (pound)885 million in 1997. Excluding the consumer publishing divestments, adjusted operating profit was flat compared to 1997. The incremental contribution from 1997 and 1998 acquisitions, net of disposals, was (pound)26 million, whereas currency translation reduced adjusted operating profit in 1998 by (pound)14 million for the full year against 1997. The adjusted operating profit from the Travel publishing businesses declined by (pound)34 million as a result of an 8% revenue decline and investment in operations to position these businesses for future growth. Excluding these items, adjusted operating profit from the continuing businesses grew by 3%. Operating margin before exceptional items and amortisation of goodwill and intangible assets in 1998 fell by 0.4 percentage points over 1997 to 25.5%. For the continuing businesses, operating margin before exceptional items and amortisation of goodwill and intangible assets fell by 1.5 percentage points over 1997 to 25.7%, due principally to the decline in adjusted operating profit at the Travel publishing businesses.

     Expenditure on major development projects in the continuing businesses, principally in respect of new electronic products and services and related operating systems, increased by approximately (pound)15 million to (pound)80 million in 1998, of which (pound)20 million was capitalised. These amounts do not include the significant ongoing product renewal and expansion of sales and marketing, editorial and production activities across the businesses.

     The results for 1998 also included amortisation of goodwill and intangible assets of (pound)332 million, following the introduction of FRS 10 during the 1998 financial year. With retrospective application, the results for 1997 were re-stated to include amortisation of goodwill and intangible assets of (pound)289 million and to increase the exceptional profit on the sale of businesses by (pound)29 million accordingly.

     The results for 1998 included net exceptional gains of (pound)603 million, comprising the net profit on the sale of IPC Magazines ((pound)692 million), acquisition related integration costs ((pound)26 million), 1998 costs of the Year 2000 compliance programme ((pound)53 million) and costs incurred in respect of the abandoned merger with Wolters Kluwer ((pound)10 million). (pound)70 million was provided in respect of taxation. The results for 1997 included net exceptional charges of (pound)448 million, comprising the cost of the programme to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganisation costs ((pound)230 million), the non-cash write down of intangible asset values in respect of the Reed Travel Group ((pound)250 million), acquisition related integration costs ((pound)11 million), 1997 costs of the Year 2000 compliance programme ((pound)11 million), net profit on the sale of certain non-core businesses ((pound)57 million) and costs incurred in respect of the abandoned merger with Wolters Kluwer ((pound)3 million). The net tax credit thereon amounted to (pound)115 million. Further details are set out in note 6 to the Combined Financial Statements.

     Profit on ordinary activities before interest was (pound)1,084 million in 1998, compared to (pound)148 million in 1997, an increase of (pound)936 million reflecting the net movement on exceptional items and amortisation of goodwill and intangible assets. Net interest expense fell to (pound)40 million in 1998, compared to (pound)62 million in 1997. This reflected the impact of a strong free cash flow and net exceptional receipts from disposals at the beginning of the year, offset in part by acquisition spending during the second half of 1998 and exceptional item payments. Net interest cover, the number of times that adjusted operating profit before interest covers net interest expense, was 20 times in 1998, which compared to 14 times in 1997.

     Profit on ordinary activities before taxation was (pound)1,044 million in 1998 as compared with (pound)86 million in 1997. On an adjusted basis, excluding the effect the amortisation of goodwill and intangible assets and exceptional items, profit before taxes was (pound)773 million in 1998, compared to (pound)823 million in 1997, a reduction of (pound)50 million or 6%. The adjusted figures exclude the amortisation of goodwill and intangible assets of, in 1998, (pound)332 million and, in 1997, (pound)289 million, and the net exceptional pre- tax items of, in 1998, (pound)603 million (profit) and, in 1997, (pound)448 million (loss). Compared with 1997, on translation of earnings, the strengthening of sterling reduced adjusted profit before tax and minority interests by (pound)14 million. At constant exchange rates adjusted profit before tax and minority interests was (pound)787 million in 1998, a reduction of (pound)36 million or 4%.

     The adjusted profit before tax, at reported rates reduced 1% in the first half of 1998, when compared with the corresponding prior year period, and 11% in the second half. The first half comparison benefited from more favourable economic and market conditions than in the second half and from phasing, particularly in relation to exhibition cycling and the timing of investments in the cost base.

     The effective tax rate on adjusted operating profit for Reed Elsevier remained at 26.0% in 1998. This rate is lower than the standard rates in Reed Elsevier's major operating territories due mainly to the tax amortisation of acquired intangible assets (predominantly in the United States) and beneficial features of the Reed Elsevier legal structure.

     Profit attributable to parent companies' shareholders for 1998 was (pound)772 million, compared to an attributable net loss of (pound)14 million in 1997. Adjusted profit attributable, excluding the amortisation of goodwill and intangible assets, exceptional items and related tax effects, was (pound)571 million in 1998, compared to (pound)608 million in 1997, which represents a decrease of (pound)37 million or 6%. At constant exchange rates the reduction in adjusted profit attributable was 5%.

     In 1998, U.S. GAAP net income was (pound)398 million, compared with net income of (pound)43 million in 1997, an increase of (pound)355 million, reflecting the factors discussed above together with offset by the one-off amortisation charge following the re-evaluation under U.S. GAAP of the useful lives of goodwill and intangible assets in 1998.

     Scientific. Turnover for the Scientific segment was (pound)622 million in 1998, an increase of (pound)51 million or 9% compared to 1997. Currency translation differences reduced turnover by (pound)11 million, giving an increase in turnover over 1997 of 11% at constant exchange rates. Turnover from acquisitions made during 1998, principally Beilstein Database and Engineering Information Inc., contributed (pound)21 million to the turnover increase at constant exchange rates. Excluding 1998 acquisitions and the full year effect of several acquisitions in 1997, of which MDL Information Systems was the most significant, the increase in turnover over 1997 was 5% at constant rates of exchange.

     Adjusted operating profit for the Scientific segment declined by (pound)7 million to (pound)223 million in 1998. Excluding currency translation differences, which reduced operating profit by (pound)4 million, the reduction in operating profit over 1997 was 1%.

     Turnover for scientific publishing increased by 12% at constant rates of exchange in 1998; excluding acquisitions, the increase was 6%. Adjusted operating profit for scientific publishing was slightly lower at constant exchange rates in 1998, driven by a lower rate of underlying revenue growth than in the prior year as a result of lower journal subscriptions from Asia, due to the economic crisis in the region, together with continued investment in both existing and acquired businesses. This included the expansion of the sales and marketing activities to support the launch of electronic publishing initiatives, notably ScienceDirect, as well as the cost of the related production systems. The recently acquired electronic publishing businesses continued their development activities by expanding their online services and libraries for specific scientific communities.

     The medical publishing and communications businesses in 1998 reported turnover growth of 5% at constant rates of exchange but no increase in underlying adjusted operating profit. Good growth in medical publishing in France and sponsored communications in the U.S. was offset by a more difficult market for the nursing titles. Adjusted operating profit was down on 1997 due to relocations and other one-off costs in the Netherlands.

     Legal. Turnover for the Legal segment was (pound)1,107 million in 1998, an increase of (pound)74 million or 7% compared to 1997. Currency translation differences reduced turnover by (pound)25 million. At constant rates of exchange the increase in turnover over 1997 for the Legal segment was 10%. Turnover from acquisitions made during 1998, principally Matthew Bender, a leading publisher of analytical legal information in the United States, and the remaining 50% interest in Shepard's, the leading U.S. legal citation service, contributed (pound)68 million to the turnover increase at constant rates. Excluding 1998 acquisitions, the full year effect of several acquisitions in 1997 (principally in the U.S. and French legal markets) and the impact of the disposal of Heinemann English Language Teaching at the end of 1997, the increase in turnover was 4% at constant exchange rates.

     Adjusted operating profit for the Legal segment increased by (pound)33 million or 11% to (pound)322 million in 1998, compared to (pound)289 million in 1997. Excluding currency translation differences, which reduced operating profit by (pound)6 million, the increase in adjusted operating profit over 1997 for the Legal segment was 14%.

     Turnover and adjusted operating profit at LEXIS-NEXIS Group grew by 13% and 15% respectively at constant exchange rates in 1998. The acquisition of Matthew Bender and the remaining 50% of Shepard's, acquired in August 1998, added (pound)60 million to turnover and (pound)22 million to adjusted operating profit. Excluding these and other acquisitions, the increase in turnover and adjusted operating profit was 3% and 5% respectively. Strong revenue growth was reported from the print/CD-ROM legal publishing business, National Register Publishing, Marquis and LEXIS Document Services. This was partly offset by a lower rate of growth in the online business, due to stronger competition in both the U.S. legal and business information markets, the development and launch of new web-based products, investment in sales and marketing and in the operational infrastructure of the business, as well as phasing at Martindale-Hubbell.

     In the Reed Elsevier Legal Division, the increase in adjusted operating profit in 1998 was 8% at constant rates of exchange, on turnover up 6% at constant rates of exchange to (pound)207 million, driven by strong performances in the U.K., France and Australia. In the U.K., growth in turnover was modest, reflecting some pressure on subscription renewals. Adjusted operating profit benefited from the absence of 1997's one-off costs, partly offset by the development and launch costs of the Butterworths Direct online service.

     The Reed Educational & Professional Publishing businesses reported a 5% decrease in turnover at constant exchange rates, reflecting the disposal of the Heinemann English Language Teaching business at the end of 1997, and an increase in adjusted operating profit of 25% at constant rates of exchange. Excluding acquisitions and disposals, the increases were 8% and 25% respectively. Growth in the U.K. schools business was driven by the additional government funding for literacy materials and the removal of one off costs incurred in 1997 in respect of the transfer to third party distribution arrangements. Rigby and Greenwood Heinemann in the United States increased adjusted operating profit through new publishing programmes and sales initiatives.

     Business. Turnover for the Business segment was (pound)1,434 million in 1998, an increase of (pound)51 million or 4% compared to 1997. Currency translation differences reduced turnover by (pound)26 million. At constant exchange rates, the increase in turnover over 1997 for the Business segment was 5%. Turnover from acquisitions made during 1998, principally two golf equipment and accessories shows acquired from the Professional Golfers Association of America ("PGA") and several computing titles purchased from Dennis Publishing in the United Kingdom, contributed (pound)19 million to the turnover increase at constant exchange rates. The contribution from 1998 acquisitions and the full year effect of several acquisitions in 1997, the most significant of which were the Chilton Business Group and Editions Prat, was offset in part by the impact of a number of non-core disposals, in particular the U.S. computer titles and trade shows sold at the end of 1997, and the deconsolidation of Utell.

     Adjusted operating profit for the Business segment declined by (pound)25 million to (pound)268 million in 1998 compared to (pound)293 million in 1997. Excluding currency translation differences, which reduced adjusted operating profit by (pound)4 million, the reduction in operating profit over 1997 for the Business segment was 8%.

     In U.S. business magazine publishing, Cahners Business Information, excluding Cahners Travel Group, increased its turnover and adjusted operating profit by 16% and 10% respectively in 1998 at constant exchange rates. On a comparable basis, taking into account the Chilton titles on a pro forma basis for 1997, turnover grew by 6%, driven by growth in sectors such as Broadcasting, Communications, Printing & Packaging and Manufacturing. Turnover growth slowed in the second half of 1998 in some other markets, such as Building & Construction, Electronics and the Bowker directories. Excluding acquisitions and disposals, adjusted operating profit was flat due to the investments made in the editorial, production and sales infrastructures. For Cahners Travel Group, which consists of the hotel directories and travel periodicals of the former Reed Travel Group, turnover declined by 10%, partly due to moving the hotel directories to a controlled circulation basis, whilst adjusted operating profit declined by 68% at constant exchange rates in 1998 as investment was made in the operational cost base. The recompense programme, provided for in 1997, for advertisers affected by the circulation irregularities in the hotel directories neared completion.

     In U.K. business magazine publishing, Reed Business Information, excluding OAG Worldwide, increased its turnover and adjusted operating profit by 6% in 1998 at constant exchange rates. This reflected strong advertising growth across the U.K. portfolio (particularly in recruitment advertising which accounted for (pound)59 million of turnover), including the Aerospace, Social Services, Catering and Property titles, although some slowing was seen in the second half of the year due to an overall weakening of U.K. economic conditions. For OAG Worldwide, which consists of the airline guides of the former Reed Travel Group, turnover and adjusted operating profit declined by 7% and 58% respectively at constant exchange rates in 1998. Hard copy circulation sales and marketing connection listing fees were lower and further investment was made in the operational cost base to address the decline in turnover. The recompense programme, provided for in 1997, for advertisers affected by the circulation irregularities in the airline guides neared completion.

     In Continental European business magazine publishing, Elsevier Business Information increased its turnover and adjusted operating profit by 22% and 31% respectively in 1998 at constant exchange rates, including the acquisition of Editions Prat in 1997 and several smaller acquisitions in both 1998 and 1997. Excluding acquisitions, growth in turnover and adjusted operating profit was 9% and 15% at constant rates of exchange respectively, despite increased investment in new products and infrastructure, reflecting particularly good growth in the Netherlands and improved profitability in France and Germany. The tuition activities in the Netherlands increased turnover and adjusted operating profit, excluding acquisitions, by 9% and 11% respectively at constant rates of exchange in 1998, with buoyant demand for training courses and in-company projects.

     Exhibitions reported a 9% increase in turnover and an 8% increase in adjusted operating profit in 1998 at constant exchange rates, driven by growth from annual shows in North America and Europe and a favourable impact of cycling, including the biennial Asian Aerospace show. The Asian economic crisis resulted in lower turnover and adjusted operating profit in that region as shows were either reduced in size or cancelled. Demand from Asia in shows in Europe and North America was also affected. The additional contribution to adjusted operating profit from several acquisitions in 1998, including the PGA golf equipment and accessories shows in the United States, was offset by the loss of turnover and operating profit from the disposal of the U.S. computer shows at the end of 1997.

     Consumer-Discontinued operations. Turnover for the discontinued operations was (pound)28 million in 1998, a reduction from (pound)430 million in 1997, reflecting the disposal of IPC Magazines at the start of 1998 and of the remaining consumer book publishing activities.

Liquidity and Capital Resources

     Reed Elsevier businesses focus on adjusted operating cash flow as the key cash flow measure. Reed Elsevier's adjusted operating cash flow in the years ended December 31, 1999, 1998 and 1997 amounted to (pound)780 million, (pound)808 million and (pound)862 million. In each of these years the adjusted operating cash flow conversion was, respectively, 98%, 99% and 97%. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of fixed assets but before operating exceptional payments and proceeds. Adjusted operating cash flow conversion expresses adjusted operating cash flow as a percentage of adjusted operating profit.

     Reed Elsevier generates significant cash flows as its principal businesses do not require major fixed or working capital investments. Working capital requirements are negative overall, due to the substantial proportion of revenues received through subscription and similar advanced receipts, principally for scientific journals and exhibition fees. Trading working capital amounted to (pound)394 million net liabilities at December 31, 1999 and (pound)424 million net liabilities at December 31, 1998. Subscriptions and other revenues in advance represented (pound)583 million and (pound)570 million, respectively, of these totals. Capital expenditure principally relates to computer equipment and, increasingly, investment in systems infrastructure to support electronic publishing activities. Expenditure amounted to (pound)137 million, (pound)151 million and (pound)121 million in the years ended December 31, 1999, 1998 and 1997, respectively. The lower spend in 1999 in part reflects the completion of spend on replacement systems ahead of the millennium date change.

     During 1999, Reed Elsevier paid a total of (pound)166 million for acquisitions including net (pound)5 million deferred payments in respect of acquisitions made in prior years. The largest acquisition in 1999 was Cell Press, Inc.. All payments were financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Exceptional net outflows of (pound)61 million were paid in 1999, comprising amounts paid in respect of reorganisation costs, acquisition integration costs, Year 2000 compliance and the Reed Travel Group recompense plans less exceptional tax repayments.

     During 1998, Reed Elsevier paid a total of (pound)1,232 million for acquisitions, including (pound)14 million deferred payments in respect of acquisitions made in prior years. The largest acquisitions in 1998 were of Matthew Bender and the remaining 50% interest in Shepard's, for $1.65 billion ((pound)1.0 billion). All payments were financed by net cash inflow from operating activities, available cash resources and borrowings. Exceptional net inflows of (pound)647 million were received in 1998, comprising the net proceeds from the disposal of the remaining consumer publishing businesses, offset by amounts paid in respect of acquisition integration costs, Year 2000 compliance, the Reed Travel Group recompense plans and the abandoned merger with Wolters Kluwer.

     At December 31, 1999, Reed Elsevier had short term investments and cash of (pound)440 million. At that date, Reed Elsevier also had short term borrowings of (pound)1,129 million and long term borrowings of (pound)377 million. The short term investments and cash were held mainly in U.S. dollars, sterling and euro while the short term borrowings were denominated mainly in U.S. dollars and euro and the long term borrowings were denominated mainly in U.S. dollars. The level of U.S. dollar borrowings is consistent with Reed Elsevier's policy of borrowing in those currencies where significant exchange translation exposure exists and to provide a structural hedge for the income realised from the U.S. businesses. Significant external borrowings by any of the entities within Reed Elsevier are generally guaranteed jointly and severally by Reed International and Elsevier. During 1999 a maturing $200 million ((pound)123 million) Eurobond, $20 million ((pound)12 million) of maturing privately placed medium term notes, Dfl125 million ((pound)37 million) of maturing privately placed bonds and Dfl13 million ((pound)4 million) of convertible loan stock were redeemed.

     Short term borrowings consist principally of $392 million ((pound)242 million) of short term notes issued under Reed Elsevier Inc.'s U.S. commercial paper programme, $54 million ((pound)33 million) of short term notes, issued under Reed Elsevier Inc.'s U.S. extendible commercial notes programme and $805 million ((pound)498 million) and e208 million ((pound)129 million) of short term notes issued under the euro commercial paper programmes of the ERF subsidiaries, Elsevier Finance SA and Elsevier Properties SA, all of which are supported by committed credit facilities and centrally managed cash and short term investments. The balance of short term borrowings consists of bank borrowings and loan stock maturing within the next twelve months. As of December 31, 1999, Reed Elsevier had available committed multicurrency facilities totalling $1 billion ((pound)617 million). Of these facilities $360 million ((pound)222 million) matures within one year and $640 million ((pound)395 million) had a remaining maturity in excess of 4 years, of which (pound)46 million was utilised by way of letters of credit which support short term borrowings.

     At December 31, 1999, Reed Elsevier plc's subsidiary, Reed Elsevier Inc., had the following term debt, jointly and severally guaranteed by Reed International and Elsevier: $100 million ((pound)62 million) privately placed notes maturing in 2000, $125 million ((pound)77 million) privately placed notes maturing in 2003 and $150 million ((pound)93 million) privately placed notes maturing in 2023. At December 31, 1999, Reed Elsevier plc's subsidiary, Reed Elsevier Capital, Inc., had outstanding $150 million ((pound)93 million) of public notes maturing in 2000, $150 million ((pound)93 million) of public notes maturing in 2005 and $150 million ((pound)93 million) of public debentures maturing in 2025, all of which debt is fully, unconditionally jointly and severally guaranteed by Reed International and Elsevier. At December 31, 1999, the weighted average maturity of Reed Elsevier plc's long term gross debt was 10 years.

                               REED INTERNATIONAL

     The following discussion is based on the consolidated financial statements of Reed International for the three years ended December 31, 1999. The consolidated financial statements have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. The differences are set out in note 17 to the consolidated financial statements of Reed International included in this Annual Report. Per share amounts have been restated to take account of the two for one share subdivision which became effective on May 2, 1997.

     The loss attributable to ordinary shareholders for Reed International was (pound)39 million for the year ended December 31, 1999, compared to a profit of (pound)396 million for the year ended December 31, 1998 and a loss of (pound)27 million for the year ended December 31, 1997. This represents a decrease over the prior year of (pound)435 million (1998: (pound)423 million increase). The movement principally reflects Reed International's share of the Combined Businesses' exceptional items. Basic earnings per Reed International Ordinary Share for the years ended December 31, 1999, 1998 and 1997 were 3.4 pence
(loss), 34.7 pence and 2.4 pence (loss), respectively. The financial statements of Reed International reflect Reed International's status as a holding company. Reed International's 50% direct interest in the Combined Businesses and its 5.8% indirect interest in Elsevier are accounted for on a gross equity basis. A full discussion of the operating results of the Combined Businesses is set out under "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Reed Elsevier."

     The profit/(loss) attributable to ordinary shareholders for Reed International for the years ended December 31, 1999, 1998 and 1997 comprises 50% of the attributable profit/(loss) of the Combined Businesses and 5.8% of Elsevier's attributable profit/(loss) less a dividend equalisation adjustment. Under arrangements established at the time of the Merger, dividends paid to Reed International and Elsevier shareholders are equalised at the gross level, inclusive of the benefits of the U.K. tax credit received by certain Reed International shareholders. An adjustment is required in the statutory accounts of Reed International to equalise the benefit of the tax credit between the two sets of shareholders of Reed International and of Elsevier in accordance with the equalisation agreement. This equalisation adjustment arises only on dividends paid by Reed International to its shareholders and it reduces the statutory attributable earnings of Reed International by 47.1% of the amount of the tax credit. In the financial years 1999, 1998 and 1997 this amounted to (pound)6 million, (pound)12 million and (pound)20 million respectively.

     Reed International's consolidated shareholders' funds at December 31, 1999 and December 31, 1998 were (pound)981 million and (pound)1,127 million, respectively. These amounts principally represent Reed International's 50% share of shareholders' equity of the Reed Elsevier combined businesses plus the 5.8% share of Elsevier's shareholders' equity. The decrease in shareholders' equity at December 31, 1999 principally reflects Reed International's share in the Combined Businesses' retained loss for the 1999 year.

     In respect of the financial years 1999, 1998 and 1997, Reed International declared a total dividend, net of the associated U.K. tax credit, of 10.0 pence (including the 5.4 pence final dividend to be proposed at the 2000 Annual General Meeting in April), 15.0 pence and 14.6 pence, respectively, per Reed International Ordinary Share. The equivalent gross dividends, including the associated U.K. tax credit, were 11.1 pence, 17.3 pence and 18.25 pence for the years ended December 31, 1999, 1998 and 1997, respectively.

                                    ELSEVIER

     The following discussion is based on the financial statements of Elsevier for the three years ended December 31, 1999. The financial statements have been prepared in accordance with Dutch GAAP, which differ in certain significant respects from U.S. GAAP. The differences are set out in note 12 to the financial statements of Elsevier included in this Annual Report.

     The loss attributable to ordinary shareholders for Elsevier was e48 million for the year ended December 31, 1999 compared to a profit e574 million for the year ended December 31, 1998 and a loss of e10 million for the year ended December 31, 1997. This represents a decrease over the prior year of e622 million (1998: e584 million increase). The movement principally reflects Elsevier's share of the Combined Businesses' exceptional items. Earnings per Elsevier Ordinary Share for the years ended December 31, 1999, 1998 and 1997 were e0.07 (loss), e0.81 and e0.01 (loss) respectively.

     The profit/(loss) attributable to ordinary shareholders represents Elsevier's 50% share in the profit/(loss) attributable of the Combined Businesses, translated into euro at the average rate for 1999 of e1.52 per (pound)1.00 (1998: e1.488 per (pound)1.00; 1997: e1.45 per (pound)1.00). These exchange rates are based on the average of the daily closing rates throughout the year. The financial statements of Elsevier reflect Elsevier's status as a holding company. Elsevier's 50% interest in the Combined Businesses is accounted for on an equity basis. A full discussion of the operating results of the Combined Businesses is set out under "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Reed Elsevier".

     Elsevier's shareholders' funds at December 31, 1999 and December 31, 1998 were e1,493 million and e1,512 million, respectively. These amounts principally represent Elsevier's 50% share of the shareholders' equity of the Combined Businesses, translated into euro at the appropriate period end exchange rates. These rates were e1.61 per (pound)1.00 at December 31, 1999 (1998: e1.42 per (pound)1.00). The decrease in shareholders' equity at December 31, 1999 reflects Elsevier's share of the Combined Businesses' retained loss for the 1999 year offset by favourable exchange translation differences.

     In respect of the financial years 1999, 1998 and 1997, Elsevier declared dividends payable per Elsevier Ordinary Share of e0.27, e0.39 and e0.43. Under the terms of an agreement entered into at the time of the Merger, Reed International and Elsevier both agreed to pay equivalent gross dividends, taking into account and including, in the case of Reed International, the associated U.K. tax credit. The 1999 dividend per Elsevier Ordinary Share was, therefore, equivalent to the Reed International gross dividend on 1.538 of a Reed International Ordinary Share translated at e1.50 per (pound)1.00 in respect of the interim dividend and e1.62 per (pound)1.00 in respect of the final dividend, being the average exchange rates over the period of five business days commencing with the tenth business day prior to the respective announcements.

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

     Reed Elsevier enters into interest rate swaps and forward rate agreements to hedge the effects of fluctuating interest rates on borrowings, cash and short term investments. Interest rate swaps and forward rate agreements limit the risks of fluctuating interest rates by allowing Reed Elsevier to fix the interest rate on a notional principal amount equal to the principal amount of the underlying floating rate cash, short term investments or borrowings being hedged. Since Reed Elsevier has significant borrowings in U.S. dollars, the substantial majority of the interest rate swaps on which fixed interest is paid are denominated in U.S. dollars. To hedge the interest exposure associated with Reed Elsevier's sterling assets, a significant proportion of the interest rate swaps and forward rate agreements on which fixed interest is received are denominated in sterling. Reed Elsevier's policy is to fix the interest rates on its cash, short term investments and borrowings when the combination of Reed Elsevier's funding profile and interest exposures make such transactions appropriate.

     Forward swaps and forward rate agreements are entered into to hedge interest rate exposures known to arise at a future date. These exposures may include new borrowings or cash deposits and short-term investments to be entered into at a future date or future rollovers of existing borrowings or cash deposits and short-term investments. Interest exposure arises on future new and rollover borrowings, cash deposits and short-term investments because interest rates can fluctuate between the time a decision is made to enter into such transactions and the time those transactions are actually entered into. The business purpose of forward swaps and forward rate agreements is to fix the interest cost on future borrowings or interest return on cash investments at the time it is known such a transaction will be entered into. The fixed interest rate, the floating rate index (if applicable) and the time period covered by forward swaps and forward rate agreements are known at the time the agreements are entered into. The use of forward swaps and forward rate agreements is limited to hedging activities; consequently no trading position results from their use. The impact of forward swaps and forward rate agreements is the same as interest rate swaps. Similarly, Reed Elsevier utilises forward foreign exchange contracts to hedge the effects of exchange rate movements on its foreign currency turnover and operating costs. Financial instruments are utilised to hedge (or reduce) the risks of interest rate or exchange rate movements and are not entered into unless such risks exist. Financial instruments utilised, while appropriate for hedging a particular kind of risk, are not considered specialised or high-risk and are generally available from numerous sources.

     The following analysis sets out the sensitivity of the fair value of Reed Elsevier's financial instruments to selected changes in interest rates and exchange rates. The range of changes represents Reed Elsevier's view of the changes that are reasonably possible over a one year period. Fair values represent the present value of forecast future cash flows at the assumed market rates.

     The market values for interest rate and foreign currency risks are calculated by the use of an "off the shelf" software model which utilises standard pricing models to determine the present value of the instruments based on the market conditions being variously interest rates and spot and forward exchange rates, as of the valuation date.

     Reed Elsevier's use of financial instruments and its accounting policies for financial instruments are described more fully in Note 2 and Note 21 to the Combined Financial Statements.

(a) Interest Rate Risk

     The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 1999, with all other variables held constant.


                                                  Market Value Change
                                               Favourable/(Unfavourable)
                                      ------------------------------------------
                                        Fair Value       +100 basis   -100 basis
Financial Instrument                  December 31, 1999     points       points
--------------------                  -----------------   ---------    ---------
                                                  (in(pound)millions)
Long term debt
 (including current portion) .......        (527)             25           (28)
Short term debt ....................        (959)              1            (1)
Interest rate swaps ................          14              16           (17)
Forward rate agreements ............          --              (1)            1
                                                              41           (45)


     A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments such as cash, short term investments or other financial assets and liabilities.

     The substantial majority of borrowings are either fixed rate or have been fixed through the use of interest rate swaps. In addition, a significant proportion of cash and short term investments is hedged throughout 2000. A 100 basis point reduction in interest rates would result in a decrease in net interest expense of (pound)3 million, based on the composition of financial instruments including cash, short term investments, bank loans and commercial paper borrowings at December 31, 1999. A 100 basis points rise in interest rates would increase net interest expense by (pound)3 million.

(b) Foreign Currency Exchange Rate Risks

     The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 1999, with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a --10% change indicates a weakening of the currency against sterling.


                                                  Market Value Change
                                               Favourable/(Unfavourable)
                                      ------------------------------------------
                                        Fair Value       +100 basis   -100 basis
Financial Instrument                  December 31, 1999     points       points
--------------------                  -----------------   ---------    ---------
                                                  (in(pound)millions)
Long term debt
 (including current portion) .......        (527)             (58)         47
Short term debt ....................        (959)            (107)         88
Cash and short term investments ....         440               25         (20)
Interest rate swaps ................          14                2          (1)
Forward foreign currency contracts .          (7)             (22)         17
Other financial assets .............          39                2          (1)
Other financial liabilities ........         (89)              (9)          8
                                                             (167)        138


     A 10% change in foreign currency exchange rates would not have a material change to the fair value of other financial instruments such as forward rate agreements.

                 ITEM 10: DIRECTORS AND OFFICERS OF REGISTRANTS

                                  REED ELSEVIER

     For information with respect to the Board of Directors of Reed Elsevier plc and the Boards of Elsevier Reed Finance BV, see "Control of Registrants -- Reed Elsevier".

     During 1999 Reed International, Elsevier and Reed Elsevier plc introduced a unitary management structure of a single non-executive Chairman, a sole Chief Executive Officer and, so far as practicable, the same directors for all three companies. This was a logical evolution of the management structure in place since the Merger, under which the day to day management of the jointly owned businesses of Reed Elsevier plc had been under the control of an Executive Committee of the Board of Reed Elsevier plc.

                               REED INTERNATIONAL

     Under the governance arrangements approved by the shareholders of Reed International and Elsevier, as part of the new unitary management structure implemented during 1999, there shall be no less than three and no more than five executive directors, and six non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed International and Elsevier. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed International Board, prior to the appointment to the Reed International Board.

     Notwithstanding the provisions outlined above in relation to the appointment to the board, Reed International shareholders retain their rights under Reed International's Articles of Association to appoint directors to the Reed International Board by ordinary resolution. Reed International shareholders may also by ordinary resolution remove a director from the Board of Reed International, and in such circumstances that director will also be required to be removed or resign from the Boards of Elsevier and Reed Elsevier plc (except in circumstances where there has been a change of control of Reed International and not Elsevier).

     Each director on the Reed International Board is required to retire by rotation at least every three years.

     The Reed International Board has established an Audit Committee, comprising three non-executive directors. The joint Nominations Committee comprises the Chairman, the Chief Executive Officer and one non-executive director from each of Reed International and Elsevier.

                                    ELSEVIER

     Under the governance arrangements approved by the shareholders of Reed International and Elsevier, as part of the new unitary management structure implemented during 1999, there shall be no less than three and no more than five members of the Executive Board, and no less than six and no more than eight members of the Supervisory Board. A person may only be appointed or proposed or recommended for appointment to the boards if that person has been nominated for that appointment by the joint Nominations Committee of Reed International and Elsevier. Persons nominated by the joint Nominations Committee will be required to be approved by the Elsevier Combined Board prior to appointment to the Elsevier Executive or Supervisory Board and by Elsevier shareholders.

     Notwithstanding the provisions outlined above in relation to the appointment to the Board, Elsevier shareholders retain their rights under Elsevier's Articles of Association to appoint directors to the Elsevier Boards by ordinary resolution if such appointment has been proposed by the Elsevier Combined Board and, if such appointment has not, by an ordinary resolution of shareholders requiring a majority of at least two-thirds of the votes cast if less than one half of Elsevier's issued share capital is represented. Elsevier shareholders may also by ordinary resolution remove a director from the Board of Elsevier, and in such circumstances that director will also be required to be removed or resign from the Boards of Reed International and Reed Elsevier plc (except in circumstances where there has been a change of control of Elsevier and not Reed International).

     Each director on the Elsevier Executive and Supervisory Boards is required to retire by rotation at least every three years.

     The Elsevier Supervisory Board has established an Audit Committee, comprising three members of the Elsevier Supervisory Board. The joint Nominations Committee comprises the Chairman, the Chief Executive Officer and one non-executive director from each of Reed International and Elsevier.

                             DIRECTORS AND OFFICERS

     The directors and executive officers of each of Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV at February 23, 2000 were:


                                                                                                  Elsevier Reed
Name (Age)               Reed International        Elsevier                  Reed Elsevier plc      Finance BV
----------               ------------------        --------                  -----------------      ----------
Cornelis Alberti (63)                                                                             Managing Director

Mark Armour (45)         Chief Financial Officer   Member of the Executive   Chief Financial      Member of the
                                                   Board and Chief           Officer              Supervisory Board
                                                   Financial Officer


Willem Boellaard (69)                                                                             Managing Director

John Brock (51)          Non-executive Director    Member of the             Non-executive
                                                   Supervisory Board         Director(2)(4)

Crispin Davis (50)       Chief Executive           Member of the Executive   Chief Executive
                         Officer(3)                Board and Chief           Officer(4)
                                                   Executive Officer(3)

Jules Van Dijck (63)                               Member of the                                  Member of the
                                                   Supervisory Board                              Supervisory Board

Derk Haank (46)          Executive Director                                  Executive Director

Otto ter Haar (70)                                 Member of the                                  Member of the
                                                   Supervisory Board                              Supervisory Board

Onno Laman Trip (53)                                                         Executive Director

Roelof Nelissen (68)     Non-executive             Member of the             Non-executive        Chairman of the
                         Director(1)               Supervisory Board(1)      Director(1)(2)       Supervisory Board

Steven Perrick (51)      Non-executive Director    Member of the             Non-executive
                         (1)(3)                    Supervisory Board(1)(3)   Director(1)

Dr. Rolf Stomberg (59)   Non-executive             Member of the             Non-executive
                         Director(3)               Supervisory Board(3)      Director(2)


Morris Tabaksblat (62)   Non-executive             Chairman of the           Non-executive
                         Chairman(3)               Supervisory Board(3)      Chairman(4)

David Webster (55)       Non-executive             Member of the             Non-executive
                         Director(1)               Supervisory Board(1)      Director(1)(4)

Erik Ekker (51)                                    Company Secretary         Legal Director
                                                                             (Continental Europe)

Mark Radcliffe (53)      Company Secretary                                   Company Secretary
------------

(1) Member of the Audit Committees of the Boards of Reed International, Elsevier and Reed Elsevier plc.

(2)  Member of the Remuneration Committee of the Board of Reed Elsevier plc.

(3) Member of the joint Nominations Committee of the Boards of Reed International and Elsevier.

(4)  Member of the Strategy Committee of the Board of Reed Elsevier plc.

     A person described as a non-executive Director of Reed International or Reed Elsevier plc or a member of the Supervisory Board of Elsevier is a director not employed by such company in an executive capacity.

     Mr Alberti has been Managing Director of Elsevier Reed Finance BV since the Merger. He was an executive Director of Reed Elsevier plc from the Merger until December 1996. He joined Elsevier in 1978 and was a member of the Executive Board of Elsevier from 1984 until 1999.

     Mr Armour was appointed Finance Director of Reed International and Chief Financial Officer of Reed Elsevier plc in July 1996, having been Deputy Chief Financial Officer of Reed Elsevier plc since February 1995. He was appointed Chief Financial Officer of Reed International and Elsevier in April 1999. He became a member of the Supervisory Board of Elsevier Reed Finance BV in December 1998. He was previously a partner in Price Waterhouse.

     Mr Boellaard was appointed a Managing Director of Elsevier Reed Finance BV in December 1998. He joined Reed International in 1990.

     Mr Brock was appointed a non-executive director of Reed Elsevier plc and Reed International and a member of the Supervisory Board of Elsevier in April 1999. He is a director of Cadbury Schweppes plc and Chief Executive Officer of its Global Beverages Stream.

     Mr Davis became Chief Executive Officer of Reed Elsevier plc, Reed International and Elsevier in September 1999. He was previously Chief Executive Officer of Aegis Group plc from 1994 to 1999.

     Mr van Dijck has been a member of the Supervisory Board of Elsevier since 1984 and was appointed a member of the Supervisory Board of Elsevier Reed Finance BV in June 1999. He will retire from these appointments following the Elsevier Annual General Meeting in April 2000. He is professor of Industrial and Organisational Sociology at the University of Tilburg. Mr van Dijck is a member of the Supervisory Boards of ABN AMRO Bank NV, Hoechst Holland NV and Dutch Philips Industries NV.

     Mr Haank was appointed an executive director of Reed Elsevier plc and Reed International in November 1999. He has been Chief Executive Officer of Elsevier Science since 1998, and was Chief Executive Officer of Elsevier Business Information from 1996 to 1998. A resolution will be proposed at the Elsevier Annual General Meeting in April 2000 to appoint Mr Haank a member of the Executive Board of Elsevier.

     Mr ter Haar has been a member of the Supervisory Board of Elsevier since 1990. He was previously a member of the Executive Board of Elsevier, and was Chief Executive Officer of Elsevier Science from 1977 to 1987. He was appointed a member of the Supervisory Board of Elsevier Reed Finance BV in June 1999.

     Mr Laman Trip became an executive Director and Director of Corporate Human Resources of Reed Elsevier plc in September 1997. He was previously president of BP Nederland and BP Belgium.

     Mr Nelissen was appointed a non-executive Director of Reed International and Reed Elsevier plc in April 1999, having previously been a non-executive Director of Reed Elsevier plc since the Merger until July 1998. He has been a member of the Supervisory Board of Elsevier since 1990. Mr Nelissen is also a member of the Supervisory Board of ABN AMRO Bank NV. He was formerly Chief Executive Officer of ABN AMRO and Finance and Economics Minister of the Netherlands.

     Mr Perrick was appointed a member of the Supervisory Board of Elsevier in April 1998, a non-executive director of Reed Elsevier plc in June 1998 and a non-executive Director of Reed International in April 1999. He was a member of the Supervisory Board of Elsevier Reed Finance BV from July 1998 until August 1999. Mr Perrick is a partner in the Amsterdam offices of the law firm Freshfields, Deputy Judge at Arnhem Court of Appeal and Professor at Erasmus University, Rotterdam.

     Dr Stomberg was appointed a non-executive director of Reed International and Reed Elsevier plc in January 1999 and a member of the Supervisory Board of Elsevier in April 1999. Dr Stomberg is also Chairman of John Mowlem & Co plc and visiting professor of Imperial College Management School in London and the Institut Francais du Petrole in Paris.

     Mr Tabaksblat was appointed a member of the Supervisory Board of Elsevier in April 1998 and a non-executive director of Reed Elsevier plc in June 1998. He became a non-executive director and Chairman of Reed International in April 1999, when he was also appointed Chairman of the Supervisory Board of Elsevier and Chairman of Reed Elsevier plc. Mr Tabaksblat is a member of the Supervisory Boards of Aegon NV, TPG Group NV and VEBA AG, and Chairman of the European Round Table of Industrialists. He was Chairman and Chief Executive Officer of Unilever NV from 1994 to 1999.

     Mr Webster has been a non-executive Director of Reed Elsevier plc since the Merger, a non-executive Director of Reed International since 1992 and a member of the Supervisory Board of Elsevier since April 1999. He was non-executive Chairman of Reed Elsevier plc from August 1998 until April 1999. He is Chairman of Safeway plc.

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

     A recommendation will be made to the Elsevier Annual General Meeting in April 2000 to appoint Mrs G J de Boer-Kruyt as a member of the Elsevier Supervisory Board.

                 ITEM 11: COMPENSATION OF DIRECTORS AND OFFICERS

Remuneration committee

     This report has been prepared by the Remuneration Committee of Reed Elsevier plc and approved by the boards of Reed International and Elsevier.

     The Remuneration Committee, which is chaired by Dr. Rolf Stomberg, consists wholly of independent non-executive directors: John Brock, Roelof Nelissen and Rolf Stomberg. The committee is responsible for recommending to the board of Reed Elsevier plc the remuneration (in all its forms), and the terms of the service contracts and all the terms and conditions of employment of the executive directors. The committee also provides advice to the Chief Executive Officer on major policy issues affecting the remuneration of executives at a senior level below the board of Reed Elsevier plc. The committee works closely with the joint Nominations Committee of Reed International and Elsevier, and draws on external professional advice as necessary in making its recommendations.

Remuneration of non-executive directors

     The remuneration of the non-executive directors is determined by the board of Reed Elsevier plc with the aid of external professional advice.

     The non-executive directors do not participate in any of the company's share option schemes, longer term incentive arrangements or pension schemes.

Compliance with best practice provisions

     In designing its performance-related remuneration policy, the Remuneration Committee has complied with Schedule A of the Combined Code, issued in June 1998, appended to the Listing Rules of the London Stock Exchange.

     In relation to disclosure of directors' remuneration, Reed International, a U.K. company listed on the London Stock Exchange, has complied with Schedule B of the Combined Code, issued in June 1998, appended to the Listing Rules of the London Stock Exchange.

Remuneration policy

     In determining its policy on executive directors' remuneration, the Remuneration Committee's principal objective is to attract, retain and motivate people of the highest calibre and experience needed to meet the challenges faced by Reed Elsevier plc group businesses both within its traditional businesses and in the transition to electronic publishing media.

     The Remuneration Committee also has regard to, and balances as far as practicable, the following objectives:

     (i) to ensure that it maintains a competitive package of pay and benefits, commensurate with comparable packages available within other multinational companies operating in global markets and, where appropriate, local practice within the country in which an individual director is based;

     (ii) to ensure that it encourages enhanced performance by directors and fairly recognises the contribution of individual directors to the performance of the Reed Elsevier plc group, whilst also encouraging a team approach which will work towards achieving the long term strategic objectives of the Reed Elsevier plc group;

    (iii) to link reward to individual directors' performance and company performance so as to align the interests of the directors with the shareholders of the parent companies.

     The remuneration of executive directors consists of the following elements:

     -- Base salary, which is set at the median of the market range based on comparable positions in businesses of similar size and complexity. Salaries are reviewed annually by the Remuneration Committee.

     -- A variable annual cash bonus, based on achievement of specific realistic but stretching financial and individual performance-related targets. Targets are set at the beginning of the year by the Remuneration Committee. The maximum potential bonus for 1999 was 50% of basic salary.

     -- Share options, where the directors and other senior executives are granted options annually over shares in Reed International or Elsevier at no less than the market price at the date of grant. The Remuneration Committee approves the grant of any option and sets performance conditions attaching to options.

     -- Longer-term incentives which have until 1999 comprised the grant of nil cost options to acquire shares in Reed International, where exercise is conditional upon the attainment of long-term performance objectives set at the date of grant by the Remuneration Committee. Following a review by the Remuneration Committee of longer-term incentives, the annual grant of nil cost options has ceased, and a proposal will be submitted to Reed International and Elsevier shareholders at their forthcoming Annual General Meetings to introduce a new longer-term incentive arrangement for the executive directors and other senior executives.

     -- Post-retirement benefits, which comprise only pensions, where Reed Elsevier plc group companies have different retirement schemes which apply depending on local competitive market practice, length of service and age of the director. The only element of remuneration which is pensionable is base salary.

Service contracts

     Each of the executive directors has a service contract, the notice periods of which are described below:

     (i) M H Armour was appointed a director on July 1, 1996 and his service contract provides for a notice period of twenty four months.

     (ii) C H L Davis was appointed a director on September 1, 1999 and his service contract provides initially for a notice period of twenty four months, reducing to twelve months after September 1, 2000. In the event of loss of employment on a change of control after September 1, 2000 but before September 1, 2002, twelve months' salary would be payable to C H L Davis in addition to any other sums payable on termination.

    (iii) O Laman Trip and D J Haank were appointed directors on September 15, 1997 and November 15, 1999 respectively. Their service contracts, which are subject to Dutch law, provide for six months' notice and, in the event of termination without cause by Reed Elsevier plc, salary and the value of the employer's pension contributions for eighteen months' by way of liquidated damages.

     The notice periods in respect of individual directors have been reviewed by the Remuneration Committee. The Remuneration Committee believes that as a general rule for future contracts, the initial notice period should be twenty four months, reducing to twelve months, and that the directors should, subject to practice within the country in which the director is based, be required to mitigate their damages in the event of termination. The Remuneration Committee will, however, have regard to local market conditions so as to ensure that the terms offered are appropriate to recruit and retain key executives operating in global business.

     The non-executive directors do not have a service contract.

External appointments

     Executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies and may retain remuneration arising from such non-executive directorships. The Remuneration Committee believes that the Reed Elsevier plc group benefits from the broader experience gained by executive directors in such appointments.

Directors' remuneration

     The remuneration of the directors of Reed Elsevier plc (including any entitlement to remuneration from either Reed International, Elsevier or Elsevier Reed Finance BV) was as follows:

(a) Aggregate remuneration

                                                        Year ended December 31,
                                                        -----------------------
                                                            1999        1998
                                                            ----        ----
                                                          (in(pound)thousands)
Salaries & fees ......................................      2,505       3,202
Benefits .............................................        108         111
Annual performance-related bonuses ...................        412         278
Pension contributions ................................        476         463
Pension to former director ...........................        214         209
One-off bonuses (i) ..................................        277          --
Compensation and payments to former directors (i) ....      3,474       1,424
                                                            -----       -----
Total ................................................      7,466       5,687
                                                            =====       =====
----------
(i)  See "Compensation and payments to former directors".
(ii) All amounts have been converted at average exchange rates for the year.

(b) Individual remuneration of executive directors

                                 Salary    Benefits   Bonuses    Total      1998
                                 ------    --------   -------    -----      ----
                                                  (in(pound))
M H Armour .................... 361,551     18,105    10,847   390,503   387,047
H J Bruggink
 (until September 30, 1999) ... 368,131      9,689   147,118   524,938   497,064
G R N Cusworth
 (until April 30, 1999) .......  76,979      7,584        --    84,563   268,513
C H L Davis
 (from September 1, 1999) ..... 250,000      9,158   275,000   534,158        --
D J Haank
 (from November 15, 1999) .....  31,716      1,168       952    33,836        --
O Laman Trip .................. 189,872     10,571     5,673   206,116   207,470
J B Mellon
 (until April 30, 1999) ....... 162,155     24,763        --   186,918   509,550
H P Spruijt
 (until November 15, 1999) .... 199,369      9,077        --   208,446   253,960
N J Stapleton
 (until September 30, 1999) ... 450,000     18,495   250,000   718,495   706,868


     Taking into account gains of (pound)329,851 on the exercise of share options, H J Bruggink was the highest paid director in 1999.

     The aggregate notional pre-tax gains, based on the mid market share price on the day of exercise, made by directors on the exercise of Reed International and Elsevier share options during 1999, was (pound)543,947.

Recruitment of new Chief Executive Officer

     C H L Davis was appointed Chief Executive Officer of Reed Elsevier plc, Reed International and Elsevier, on September 1, 1999. C H L Davis's basic salary is (pound)750,000 per annum. He was entitled, under his service contract, to a bonus, in respect of 1999, of (pound)275,000. Potential bonus for 2000 will be up to 50% of base salary.

     On the date of his appointment, C H L Davis was granted nil cost options over 535,332 ordinary shares in Reed International and 319,250 ordinary shares in Elsevier. The terms of these options provide that the options shall become exercisable on or after September 1, 2002, provided he has not voluntarily terminated, or given notice to terminate, his employment prior to that date.

     Options were also granted on 1 September, 1999 under the Reed Elsevier plc Executive Share Option Scheme over shares in Reed International and Elsevier with an aggregate option price of four times base salary. Further details of the number of options, the option price and the exercise period are contained in "Options to purchase securities from Registrants or Subsidiaries".

Compensation and payments to former directors

     As indicated in last years' Annual Report, Reed International and Elsevier's decision to move to a unitary management structure of a single non-executive Chairman and a sole Chief Executive Officer for Reed International and Elsevier and Reed Elsevier plc gave H J Bruggink and N J Stapleton the right to treat their employment with Reed Elsevier plc as having been terminated immediately by the company. In order to maintain continuity of senior management, Messrs Bruggink and Stapleton agreed to defer their right to leave the company until after the appointment of a single Chief Executive Officer. In recognition, inter alia, of agreeing to provide continuity of senior management during the search for a single Chief Executive Officer, a one-off bonus was paid in 1999 of (pound)136,966 to H J Bruggink, and (pound)140,000 to N J Stapleton. Because N J Stapleton committed to stay at least until August 31, 1999 and, if necessary, until December 31, 1999, he also received a credit of one year's service for pension purposes and a guaranteed annual bonus in 1999 of 20% of salary. H J Bruggink and N J Stapleton ceased to be directors on September 30, 1999. On termination of their respective employments, H J Bruggink received a payment representing two years' salary and an amount equal to two years' employer's pension contributions, the aggregate amount of which was (pound)1,457,528 and N J Stapleton received a payment of (pound)1,200,000, representing 2 years' salary, and 2 years' pension augmentation as compensation for termination of their service agreements. The capital cost of N J Stapleton's pension augmentation was (pound)830,000. N J Stapleton also received (pound)103,656 salary and other benefits during the period October to November 1999.

     H J Spruijt ceased to be a director on November 15, 1999 and, as compensation for termination of his service agreement, received a payment representing two years' salary and an amount equal to two years' employer's pension contributions plus certain other benefits, the aggregate amount of which was (pound)656,221. H P Spruijt also received (pound)28,481 salary during the period November and December 1999.

     G R N Cusworth was paid (pound)27,992 in respect of consultancy services provided during the period May to December 1999.

(d) Pensions

     The Remuneration Committee reviews the pension arrangements for the executive directors to ensure that the benefits provided are consistent with those provided by other multinational companies in each of its countries of operation.

     The policy for executive directors based in the U.K. is to provide pension benefits at a normal retirement age of 60, equivalent to two-thirds of basic salary in the twelve months prior to retirement, provided they have completed 20 years' service with the Reed Elsevier plc group. The target pension for C H L Davis at normal retirement age of 60 is 45% of base salary in the 12 months prior to retirement. The way in which pension benefits are provided will depend on when the individual director commenced service, and can be either through the Reed Elsevier Pension Scheme (REPS) or through Inland Revenue unapproved, unfunded arrangements, or a combination of both. In 1989, the Inland Revenue introduced a cap on the amount of pension that can be provided from an approved pension scheme. G R N Cusworth, J B Mellon and N J Stapleton commenced service prior to the introduction of the cap and so all of their pension benefits will be provided from the REPS. M H Armour's and C H L Davis' pension benefits will be provided from a combination of the REPS and Reed Elsevier plc's unapproved, unfunded pension arrangements.

     Directors who are members of the Dutch pension scheme accrue a pension at normal retirement age of 60, according to length of service and their final salary. At normal retirement age, the pension entitlements of the directors are up to 70% of final annual salary.

     The pension arrangements for all the directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and a spouse's and/or dependants' pension on death.

     The increase in transfer value of the directors' pensions, after deduction of contributions, is shown below:

                                Increase in      Total accrued    Transfer value
                                  accrued       annual pension    increase after
                               annual pension        as at         deduction of
                                 during the       December 31,       directors'
                                   period            1999          contributions
                               --------------   --------------    --------------
                                              (in (pound))
M H Armour ....................    11,288           59,228            174,793
C H L Davis
 (from September 1, 1999) .....    11,815           11,815            220,994
D J Haank
 (from November 15, 1999) .....       985           66,567              5,970
O Laman Trip ..................     4,765           29,882             45,671

     (i) G R N Cusworth retired on April 30, 1999 and received a lump sum of (pound)420,743 and a reduced pension of (pound)123,536 per annum. This did not represent an increase in the value of his benefits since the start of the year.

     (ii) J B Mellon retired on April 30, 1999 and received a lump sum of (pound)875,800 and a reduced pension of (pound)244,269 per annum (excluding pension provided from AVCs). This did not represent an increase in the value of his benefits since the start of the year.

    (iii) H J Bruggink retired on September 30, 1999 and became entitled to a deferred pension of (pound)204,420 per annum (excluding pension provided from AVCs). This represents an increase in the transfer value of his benefits since the start of the year of (pound)149,253.

     (iv) H P Spruijt retired on November 15, 1999 and became entitled to a deferred pension of (pound)104,317 per annum (excluding pension provided from AVCs). This represents an increase in the transfer value of his benefits since the start of the year of (pound)162,985.

     (v) N J Stapleton retired on November 30, 1999 and received a lump sum of (pound)701,794 and a reduced pension of (pound)228,670 per annum (excluding pension provided from AVCs). This represents an increase in the transfer value of his benefits since the start of the year of (pound)697,262.

     (vi) The transfer value increase in respect of individual directors represents a liability in respect of directors' pension entitlement, and is not an amount paid or payable to the director.

(e) Individual remuneration of non-executive directors

                                                             1999         1998
                                                             ----         ----
                                                                (in (pound))
R S Bodman (until April 15, 1999) .......................    7,708       90,361
J F Brock (from April 15, 1999) .........................   27,196           --
A A Greener (until December 31, 1998) ...................       --       24,000
Lord Hamlyn (until April 29, 1998) ......................       --        8,334
Sir Christopher Lewinton (until April 15, 1999) .........   26,667       80,000
R J Nelissen ............................................   30,197       30,000
S Perrick (from July 1, 1998) ...........................   43,530       26,666
R W H Stomberg (from January 1, 1999) ...................   35,260           --
M Tabaksblat (from July 1, 1998) ........................  125,277       26,666
P J Vinken (until April 6, 1999) ........................   31,731       80,000
L van Vollenhoven (until April 6, 1999) .................   17,450       52,500
D G C Webster ...........................................   70,260       84,555


     (1) R J Nelissen was a member of the Supervisory Board of Elsevier throughout 1998 and 1999, and a director of Reed Elsevier plc for only part of 1998 and 1999. His fees above relate to the amounts he received in respect of each of those capacities.

     (2) M Tabaksblat was appointed Chairman of Reed Elsevier plc and Reed International, and Chairman of the Supervisory Board of Elsevier in April 1999. Fees in respect of M Tabaksblat were paid to Unilever NV until May 1999, at which point he retired from Unilever.

     (3) The emoluments of D G C Webster include an additional fee payable to him to reflect the significant additional duties he has undertaken including those arising from his appointment as non-executive Chairman of Reed Elsevier plc during the period August 1998 to April 1999.

Compensation of executive officers

     The aggregate compensation paid to all executive officers (other than directors) of Reed Elsevier plc (2 persons during the 1999 fiscal year) as a group, for services in such capacities for the year ended December 31, 1999 was (pound)339,741 which included contributions made to the pension plans in respect of such officers of Reed Elsevier plc of (pound)1,684.

    ITEM 12: OPTIONS TO PURCHASE SECURITIES FROM REGISTRANTS OR SUBSIDIARIES

                               REED INTERNATIONAL

Share options

     The following table sets forth the details of options held by directors over Reed International Ordinary Shares as at December 31, 1999. Options are granted under Executive Share Option Schemes or Save As You Earn (SAYE) schemes which are described below:

                                         Granted                    Exercised       Market
                           January 1,   during the                  during the     price at      December    Exercisable
                             1999*         year      Option price      year      exercise date   31, 1999      between
                          -----------   ----------   ------------   ----------   -------------   --------    -----------
M H Armour
 --Executive Scheme ...    189,600                      400.75p       130,000       548.50p        59,600     2000-2005
                            30,000                      585.25p                                    30,000     2000-2006
                            52,000                      565.75p                                    52,000     2000-2007
                            66,900                      523.00p                                    66,900     2001-2008
                                           33,600       537.50p                                    33,600     2002-2009
 --SAYE Scheme ........                     3,924       430.00p                                     3,924          2004
                           -------        -------                     -------                     -------
Total .................    338,500         37,524                     130,000**                   246,024

C H L Davis
 --Executive Scheme ...                   160,599       467.00p                                   160,599     2002-2009
                                           80,300       467.00p                                    80,300     2003-2009
                                           80,300       467.00p                                    80,300     2004-2009
 --Nil cost options ...                   535,332          Nil                                    535,332          2002
                           -------        -------                     -------                     -------
Total .................         --        856,531                          --                     856,531

D J Haank
 --Executive Scheme ...     18,498                      677.25p                                    18,498     2000-2004
                            18,497                      537.50p                                    18,497     2000-2009
                           -------        -------                     -------                     -------
Total .................     36,995           --                            --                      36,995

------------
*    On date of appointment if after January 1, 1999
**   Retained an interest in 2,500 shares

     The middle market price of a Reed International ordinary share during the 1999 financial year was in the range of 343.75p to 629.75p and at December 31, 1999 was 463.50p.

     Between January 1, 2000 and February 23, 2000 there were no changes to the options held by directors.

Longer term incentives

     A Longer Term Incentive Plan ("the Plan"), which has granted options to certain executive directors of Reed International since 1991, was discontinued following the grant in respect of 1999/2001.

     Under the Plan, options over Reed International Ordinary Shares are only exercisable if Reed International achieves significant growth in adjusted EPS over a three-year period. The maximum number of shares over which options were granted and the EPS performance targets were approved by the Remuneration Committee.

     No entitlements arose under the 1997/99 Plan, and M H Armour has waived any entitlement under the Plan in respect of the three year performance periods 1998/2000 and 1999/2001.

     During 1999 the Remuneration Committee, in conjunction with external remuneration consultants, carried out a detailed review of incentive remuneration arrangements, including longer term incentives, operating within the Reed Elsevier plc group. The Reed Elsevier management team has been set the objective of re-building sustainable shareholder value over a three to five year term, and to re-shape the business to produce long term revenue and profit growth. To achieve this objective, Reed Elsevier needs to recruit and retain the very best executive talent. The Remuneration Committee has given very careful thought to the remuneration structure that will best support the new strategy, and has concluded that the most appropriate way to achieve these goals is through the implementation of revised share incentive arrangements. Accordingly, a proposal will be submitted to the forthcoming Annual General Meetings of Reed International and Elsevier, seeking shareholder approval to introduce a new longer term incentive scheme, which would grant options to executive directors and executives at a senior level below the Reed Elsevier plc board. Exercise of the options would be subject to the attainment of highly demanding performance targets. The main features of the proposed new scheme are:

     o Participation in the scheme, together with the level of grants, will be subject to approval by the Remuneration Committee.

     o A one-off grant of options will be made over a basket of Elsevier and Reed International shares in equal proportion by market value.

     o The exercise price will be based on the closing market price of the shares on the date of grant.

     o The face value of the grant will be between ten and thirty times the salary of the participant.

     o The performance target will require the achievement of 20% compound growth in total shareholder return ("TSR") from the price at the date of grant, over three years. In the event that the required TSR performance is not achieved in the initial three-year period, the growth target will be retested at the end of the fourth or fifth years. The Reed Elsevier plc board have reserved the right to amend the performance hurdle in the event of a material change in the share price between the date of circulation of the notice to shareholders convening the Annual General Meetings and the date of Annual General Meetings.

     o Subject to attainment of the growth target, options will vest on the fifth anniversary of date of grant, provided the participant remains employed within the Reed Elsevier group.

     o Options will, as a general rule, be satisfied by the issue of new shares.

     The Remuneration Committee has also recommended the use of options over restricted shares in Reed International and Elsevier to assist in the recruitment and retention of senior executives. Options over restricted shares will be met by the Employee Benefit Trust, from market purchases.

     The Remuneration Committee is satisfied that, taken together, the existing Executive Share Option Schemes and the options over restricted shares, together with the new longer term incentive scheme, constitute a well-considered overall plan for the long term remuneration of senior executives.

Share option schemes

     Prior to the Merger, Reed International operated a number of share option schemes under which options over new issue Reed International Ordinary Shares were granted to its executive directors, executive officers and eligible employees. The share option schemes which still have options capable of being exercised are the Reed International U.K. Executive Share Option Scheme and the Reed International Overseas Executive Share Option Scheme, (the "Reed International Executive Schemes"). The Reed International Executive Schemes were established in 1984. Options over new Reed International Ordinary Shares were granted thereunder until 1993, and no further options may be granted under the Reed International Executive Schemes. The terms and conditions of the Reed International Executive Schemes are substantially similar to those of the corresponding share option schemes of Reed Elsevier plc, which are described below under "Reed Elsevier plc Executive U.K. and Overseas Share Option Schemes".

                                    ELSEVIER

Share options

     The following table sets forth details of Elsevier Ordinary Shares on which options were held by the members of the Supervisory Board and the Executive Board of Elsevier as at December 31, 1999.

                                         Granted                    Exercised       Market
                           January 1,   during the                  during the     price at      December    Exercisable
                             1999*         year      Option price      year      exercise date   31, 1999      between
                          -----------   ----------   ------------   ----------   -------------   --------    -----------
M H Armour
 --Executive Scheme ......                 20,244        e13.55                                    20,244     2002-2009
                            -------       -------                     -------                     -------
Total ....................       --        20,244                          --                      20,244

C H L Davis
 --Executive Scheme ......                 95,774        e12.00                                    95,774     2002-2009
                                           47,888        e12.00                                    47,888     2003-2009
                                           47,888        e12.00                                    47,888     2004-2009
 --Nil cost options ......                319,250           Nil                                   319,250          2002
                            -------       -------                     -------                     -------
Total ....................       --       510,800                          --                     510,800

D J Haank
 --Executive Scheme ......    8,500                       e7.71         8,500          e11.25
                             35,000                      e11.93                                    35,000     2000-2001
                             30,000                      e14.11                                    30,000     2000-2002
                             30,000                      e15.25                                    30,000     2000-2003
                             10,926                      e17.07                                    10,926     2000-2004
                             10,925                      e13.55                                    10,925     2000-2009
 --Convertible Debentures.   12,540                      e14.36         3,000                       9,540     2000-2002
                            -------       -------                     -------                     -------
Total ....................  137,891            --                      11,500                     126,391

O Laman Trip
 --Executive Scheme ......   49,590                      e12.50                                    49,590     2000-2003
                                           11,667        e17.07                                    11,667     2000-2004
                                           35,001        e13.55                                    35,001     2000-2009
                            -------       -------                     -------                     -------
Total ....................   49,590        46,668                          --                      96,258
----------

(1)  On date of appointment if after January 1999.

     The middle market price of an Elsevier Ordinary Share during the 1999 financial year was in the range of e8.95 to e15.25 and at December 31, 1999 was e11.86. Between January 1, 2000 and February 23, 2000 there were no changes to the options held by directors.

 Share option schemes

     Under arrangements operated by Elsevier (the "Elsevier Executive Option Arrangements"), options to subscribe for Elsevier Ordinary shares have been granted each year to the members of the Executive Board and to a small number of other senior executives of Elsevier. Such options give the beneficiary the right, at any time during periods of either five years or ten years following the date of the grant, to purchase Elsevier Ordinary Shares. Prior to 1999 all options granted under the Elsevier Executive Option Arrangements could be exercised within a five year period from the date of grant, and the options were granted at an exercise price equal to the market price on the date of grant. During 1999, options were granted with an exercise period of five years at an exercise price 26% above the market price at the date of grant, or with an exercise period of 10 years at an exercise price equal to the market price at the date of grant, or a combination of both.

     In addition, Elsevier has arrangements in place (together with the Elsevier Executive Option Arrangements the "Elsevier Share Option Arrangements"), which are open to Dutch employees of the businesses within Reed Elsevier after one year's service, under which interest bearing debentures of Elsevier may be purchased for cash for periods of five years, during which time they may be converted on a prescribed basis into Elsevier Ordinary Shares.

                                  REED ELSEVIER

Share ownership and options

     The interests of the directors of Reed Elsevier plc and their families in the issued share capital of Reed International and Elsevier at the beginning and end of 1999 are shown below:

                            Reed International                 Elsevier
                             Ordinary Shares               Ordinary Shares
                         -------------------------     -------------------------
                         January 1,   December 31,     January 1,   December 31,
                            1999*         1999            1999*         1999
                            -----        -----            -----        -----
M H Armour .............      --         2,500              --         2,500
J F Brock ..............      --         3,000              --           --
C H L Davis ............      --           --               --           --
D J Haank ..............      --           --             3,380        7,880
O Laman Trip ...........      --           --               --           --
R J Nelissen ...........      --           --               --           --
S Perrick ..............      --           --               --           --
Dr R W H Stomberg ......      --           --               --           --
M Tabaksblat ...........      --           --               --         8,000
D G C Webster ..........    5,000        5,000              --           --
----------
*    On date of appointment if after January 1, 1999

     Any ordinary shares required to fulfil entitlements under current longer term incentives are provided by the Employee Benefit Trust (EBT) from market purchases. As beneficiaries under the EBT, the directors are deemed to be interested in the shares held by the EBT which, at December 31, 1999, amounted to 618,790 Reed International Ordinary Shares and 320,000 Elsevier Ordinary Shares.

Shares and options held by executive officers

     The following table indicates the total aggregate number of Reed International Ordinary Shares and Elsevier Ordinary Shares beneficially owned and the total aggregate number of Reed International Ordinary Shares and Elsevier Ordinary Shares subject to options beneficially owned by each of the executive officers (other than directors) of Reed Elsevier plc (2 people) as a group, as of February 23, 2000:

                                 Reed            Reed                            Ordinary
                            International    International        Elsevier        Shares
                              Ordinary      Ordinary Shares       Ordinary      Subject to
                               Shares      Subject to Options    Shares(1)(2)     Options
                               ------      ------------------    ------------   ----------
Executive officers
 (other than directors)
  as a group ...............    29,613          287,965              5,000        162,741

--------
(1)  The Elsevier Ordinary Shares may be issued in registered or bearer form.

(2) No individual executive officer of Reed Elsevier plc has notified Elsevier that he holds more than 5% of the issued share capital of Elsevier pursuant to the Dutch law requirement described under "Control of Registrants -- Elsevier".

     The options included in the above table exercisable into Reed International Ordinary Shares are exercisable at prices ranging from 321.75p to 585.25p per Share and between the date hereof and 2009. The options included in the above table exercisable into Elsevier Ordinary Shares are exercisable at prices ranging from e10.45 to e17.07 per Share and between the date hereof and 2009.

Share option schemes

     Following the Merger, Reed Elsevier plc introduced share option schemes under which options over new issue and over existing Reed International Ordinary Shares and/or Elsevier Ordinary Shares may be granted to employees of Reed Elsevier plc and participating companies under its control. The share option schemes are the Reed Elsevier plc SAYE Share Option Scheme (the "Reed Elsevier plc SAYE Scheme") and the Reed Elsevier plc Executive U.K. and Overseas Share Option Schemes (the "Reed Elsevier plc Executive Schemes and, together with the Reed Elsevier plc SAYE Scheme, the "Reed Elsevier plc Schemes"). The Reed Elsevier plc Schemes have been approved by shareholders of Reed International and information concerning the terms and conditions of the Schemes is set out below.

     During 1999 the directors introduced share option schemes (the "Reed Elsevier plc Executive Share Option Schemes (No.2)") under which options over only existing Reed International Ordinary Shares and/or Elsevier Ordinary Shares may be granted to employees. Apart from the fact that options over new issue shares may not be issued under these schemes, the terms and conditions of these schemes are identical to the Reed Elsevier plc Executive Schemes.

     At February 23, 2000 the total number of Reed International Ordinary Shares subject to outstanding options under the Reed International Schemes, the Reed Elsevier plc Schemes and the Reed Elsevier plc Executive Share Option Schemes (No.2) amounted to 28,836,857 shares, and the options for such shares were exercisable at option prices ranging between 188.75p to 611.00p per share and were exercisable between 2000 and 2009. At February 23, 2000 the total number of Elsevier Ordinary Shares subject to outstanding options under the Elsevier Share Option Arrangements, the Reed Elsevier plc Schemes and the Reed Elsevier plc Executive Share Option Schemes (No.2) amounted to 13,883,712 shares, and the options for such shares were exercisable at option prices ranging between e10.45 to e17.07 per share and were exercisable between 2000 and 2009.

Reed Elsevier plc SAYE Share Option Scheme

     The Reed Elsevier plc SAYE Scheme provides for the grant of options over Reed International Ordinary Shares and/or Elsevier Ordinary Shares to employees of Reed Elsevier plc and participating companies under its control. Only options over Reed International Ordinary Shares have been granted under the Reed Elsevier plc SAYE Scheme to date. The price at which shares may be acquired under the Reed Elsevier plc SAYE Scheme may not be less that the higher of (i) 80% of the closing middle market price for the relevant share on The London Stock Exchange three days before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.

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

     All U.K. employees of Reed Elsevier plc and participating companies under its control in employment on a predetermined date prior to the date of invitation are entitled to participate in the Reed Elsevier plc SAYE Scheme. In addition, the directors of Reed Elsevier plc may permit other employees of Reed Elsevier plc and participating companies under its control to participate.

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

     In the event of any capitalisation or rights issue by Reed International or Elsevier, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of the U.K. Inland Revenue, subject to the independent auditors of Reed Elsevier plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.

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

     Reed Elsevier plc U.K. Executive Scheme: The Reed Elsevier plc U.K. Executive Scheme provides for the grant of options over Reed International Ordinary Shares and/or Elsevier Ordinary Shares to the U.K. Employees of Reed Elsevier plc and participating companies under its control. All directors and employees of Reed Elsevier plc and participating companies under its control who are contracted to work for at least 25 hours per week are eligible to be nominated for participation. The grant of options is administered by a committee of directors of Reed Elsevier plc, a majority of the members of which are non-executive directors. No payment is required for the grant of an option under the Reed Elsevier plc U.K. Executive Scheme.

     Under the Reed Elsevier plc U.K. Executive Scheme, the number of options that a participant may hold at any one time is limited to four times their remuneration. A proposal will be submitted to the forthcoming Annual General Meeting of Reed International seeking shareholder approval to amend the rules of the schemes so as to remove this limit.

     Options granted under the Reed Elsevier plc U.K. Executive Scheme may be exercised within a period of 10 years and entitle the holder to acquire shares at a price determined by the committee of directors of Reed Elsevier plc, which may not be less than the higher of (i) in the case of Reed International Ordinary Shares, the closing middle market price for the relevant share on The London Stock Exchange at the date of grant, (ii) in the case of an Elsevier Ordinary Share, the closing market price for the relevant share on The Amsterdam Stock Exchange at the date of grant and (iii) if new shares are to be subscribed, their nominal value.

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

     Options granted under the Reed Elsevier plc U.K. Executive Scheme will normally be exercisable only after the expiration of three years from the date of their grant and by a person who remains a director or employee of Reed Elsevier plc and participating companies under its control. Options granted from 1999 onwards are subject to performance criteria. In order for an option to become exercisable, the compound growth in the average of the Reed International and Elsevier adjusted EPS (before amortisation of goodwill and intangible assets, exceptional items and U.K. tax credit equalisation) in a consecutive three year period after the grant is made, must exceed the compound growth in the average of the U.K. and Dutch retail price index during the same period by a minimum of 6%. Early exercise of such options is permitted in substantially similar circumstances to those set out in relation to the Reed Elsevier plc SAYE Scheme. The committee of directors of Reed Elsevier plc has discretion to permit the exercise of options by a participant in certain circumstances where it would not otherwise be permitted.

     Options granted under the Reed Elsevier plc U.K. Executive Scheme are not transferable and may be exercised only by the persons to whom they are granted or their personal representatives.

     In the event of any capitalisation or rights issue by Reed International or Elsevier, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of the U.K. Inland Revenue, subject to the independent auditors of Reed Elsevier plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.

     The limits described above on the number of Reed International Ordinary Shares and Elsevier Ordinary Shares which may be issued under the Reed Elsevier plc SAYE Scheme also apply to the Reed Elsevier plc U.K. and Overseas Executive Scheme. In addition, no option may be granted under the scheme if it would cause the number of Reed International Ordinary Shares issued or issuable in any 10 year period under the scheme or any other executive share option scheme adopted by Reed International or Reed Elsevier plc to exceed in aggregate 5% of the issued share capital of Reed International from time to time.

     Equivalent limits to those above apply to the number of Elsevier Ordinary Shares which may be issued or issuable under the scheme.

     Options may also be granted under the Reed Elsevier plc U.K. Executive Scheme over existing Reed International Ordinary Shares or Elsevier Ordinary Shares.

     Reed Elsevier plc Overseas Executive Scheme: The Reed Elsevier plc Overseas Executive Scheme provides for options to be granted to non-U.K. employees of Reed Elsevier plc and participating companies under its control. The terms and conditions of the Reed Elsevier plc Overseas Executive Scheme are substantially similar to those of the Reed Elsevier plc U.K. Executive Scheme.

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

                    ITEM 15: DEFAULTS UPON SENIOR SECURITIES

REED INTERNATIONAL                     Not applicable.

ELSEVIER                               Not applicable.



ITEM 16: CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

REED INTERNATIONAL                     Not applicable.

ELSEVIER                               Not applicable.



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

                   ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements filed as part of this Annual Report

     The following financial statements and related schedules, together with reports of independent accountants thereon, are filed as part of this Annual
Report:


                                                                                                               Page
                                                                                                               ----
Index to Financial Statements                                                                                  F- 1
Reed Elsevier Combined Financial Statements                                                                    F- 2
 Report of Independent Accountants                                                                             F- 3
 Combined Profit and Loss Accounts for the three years ended December 31, 1999                                 F- 4
 Combined Statements of Total Recognised Gains and Losses for the three years ended December 31, 1999          F- 4
 Combined Balance Sheets at December 31, 1999 and December 31, 1998                                            F- 5
 Combined Statements of Cash Flows for the three years ended December 31, 1999                                 F- 6
 Statements of Changes in Combined Shareholders' Funds for the three years ended December 31, 1999             F- 7
 Notes to the Combined Financial Statements                                                                    F- 8
 Schedule II                                                                                                   F-37

Reed International P.L.C. Consolidated Financial Statements                                                    F-38
 Report of Independent Accountants                                                                             F-39
 Consolidated Profit and Loss Accounts for the three years ended December 31, 1999                             F-40
 Consolidated Statements of Total Recognised Gains and Losses for the three years ended December 31, 1999      F-41
 Consolidated  Balance  Sheets at December  31, 1999 and  December 31, 1998                                    F-42
 Consolidated  Statements  of Cash Flows for the three years ended  December 31, 1999                          F-43
 Statements of Changes in Consolidated Shareholders' Funds for the three years ended December 31, 1999         F-44
 Notes to the  Consolidated  Financial Statements                                                              F-45

Elsevier NV Financial Statements                                                                               F-53
 Report of Independent Accountants                                                                             F-54
 Profit and Loss Accounts for the three years ended December 31, 1999                                          F-55
 Statements of Total Recognised Gains and Losses for the three years ended December 31, 1999                   F-55
 Balance Sheets at December 31, 1999 and December 31, 1998                                                     F-56
 Statements of Cash Flows for the three years ended December 31, 1999                                          F-57
 Statements of Changes in Shareholders' Funds for the three years ended December 31, 1999                      F-58
 Notes to the Financial Statements                                                                             F-59

(b) Exhibits filed as part of this Annual Report

     The total amount of long-term debt securities of Reed Elsevier authorised under any single instrument does not exceed 10% of the combined total assets of Reed Elsevier. The Registrants hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Reed Elsevier or any of the combined businesses for which consolidated or unconsolidated financial statements are required to be filed.

                                  REED ELSEVIER

                          COMBINED FINANCIAL STATEMENTS

                        REPORT OF INDEPENDENT ACCOUNTANTS

     To the Board of Directors and Shareholders of Reed International P.L.C. and to the Members of the Supervisory and Executive Boards and the Shareholders of Elsevier NV.

     We have audited the accompanying combined balance sheets of Reed International P.L.C., Elsevier NV, Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries (together "the combined businesses") as of December 31, 1999 and 1998, and the related combined profit and loss accounts and statements of total recognised gains and losses, changes in combined shareholders' equity and cash flows for the three years ended December 31, 1999. Our audits also included the financial statement schedules of December 31, 1999, 1998 and 1997 listed in the Index at Item 19. These combined financial statements and the related financial statement schedules are the responsibility of the management of Reed International P.L.C. and Elsevier NV. Our responsibility is to express an opinion on these combined financial statements and the related financial statement schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom, the Netherlands and the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the aforementioned combined financial statements present fairly, in all material respects, the financial position of the combined businesses at December 31, 1999 and 1998 and the results of their operations and their cash flows for the three years ended December 31, 1999 in conformity with accounting principles generally accepted in the United Kingdom and the Netherlands (which differ in certain material respects from generally accepted accounting principles in the United States -- see note 29). Also, in our opinion, the financial statement schedules, when considered in relation to the related combined financial statements taken as a whole, present fairly in all material respects the information set forth therein.




DELOITTE & TOUCHE                                   DELOITTE & TOUCHE
Chartered Accountants & Registered Auditors         Accountants
London, England                                     Amsterdam, The Netherlands
February 23, 2000                                   February 23, 2000

                                  REED ELSEVIER

                        COMBINED PROFIT AND LOSS ACCOUNTS


                                                                                              Year ended December 31,
                                                                                           ----------------------------
                                                                                Notes        1997      1998      1999
                                                                                -----      --------  --------  --------
                                                                                               (in (pound) millions)
Turnover
Including share of turnover in joint ventures                                                3,519     3,271     3,464
Less: share of turnover in joint ventures                                                     (102)      (80)      (74)

                                                                                   3         3,417     3,191     3,390
Cost of sales                                                                               (1,282)   (1,092)   (1,185)

Gross profit                                                                                 2,135     2,099     2,205
Operating expenses                                                                          (2,057)   (1,706)   (2,028)
  Before amortisation and exceptional items                                                 (1,277)   (1,304)   (1,420)
  Amortisation of goodwill and intangible assets                                               (278)     (323)     (369)
  Exceptional items                                                                6          (502)      (79)     (239)

Operating profit (before joint ventures)                                                        78       393       177
Share of operating profit in joint ventures                                                     16         9         3

Operating profit including joint ventures                                        3,5            94       402       180
Non-operating items                                                                6            54       682         7

Profit on ordinary activities before interest                                                  148     1,084       187
Net interest expense                                                               7           (62)      (40)      (82)

Profit on ordinary activities before taxation                                                   86     1,044       105
Tax on profit on ordinary activities                                               8           (99)     (271)     (167)

(Loss)/profit on ordinary activities after taxation                                            (13)      773       (62)
Minority interests and preference dividends                                                       (1)       (1)       (1)

(Loss)/profit attributable to parent companies' shareholders                                   (14)      772       (63)

Adjusted Figures
Adjusted operating profit                                                       3,10           885       813       792
Adjusted profit before tax                                                        10           823       773       710
Adjusted profit attributable to parent companies' shareholders                    10           608       571       527


     Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects are presented as additional performance measures. See note 1.

     The effect of discontinued operations is shown in note 3 and the effect of acquisitions is shown in note 4.

     The historical cost profits and losses are not materially different from the results disclosed above.

            COMBINED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES


                                                       Year ended December 31,
                                                       -----------------------
                                                       1997    1998     1999
                                                       ----    ----     ----
                                                        (in(pound)millions)
(Loss)/profit attributable to parent
 companies' shareholders                               (14)     772      (63)
Exchange translation differences                       (13)      (3)      17

Total recognised gains and losses for the year         (27)     769      (46)


     The accompanying notes on pages F-8 to F-36 are an integral part of these Combined Financial Statements

                                  REED ELSEVIER

                             COMBINED BALANCE SHEETS

                                                           At December 31,
                                                     ---------------------------
                                                     Notes     1998        1999
                                                     -----     ----        ----
                                                           (in(pound)millions)
Fixed assets

Goodwill and intangible assets                         11      3,598      3,400
Tangible assets                                        12        399        386
Investments                                            13         87        119
 Investments in joint ventures:
  Share of gross assets                                          107        136
  Share of gross liabilities                                     (32)       (47)

  Share of net assets                                             75         89
 Other investments                                                12         30

                                                               4,084      3,905

Current assets

Stocks                                                 14        101        113
Debtors: amounts falling due within one year           15        731        666
Debtors: amounts falling due after
 more than one year                                    16        136        148
Cash and short term investments                        17        708        440

                                                               1,676      1,367
Creditors: amounts falling due within one year         18     (2,791)    (2,676)

Net current liabilities                                       (1,115)    (1,309)

Total assets less current liabilities                          2,969      2,596
Creditors: amounts falling due after more
 than one year                                         19       (797)      (620)
Provisions for liabilities and charges                 23        (36)      (113)
Minority interests                                                (6)        (8)

Net assets                                                     2,130      1,855

Capital and reserves

Combined share capitals                                24        168        168
Combined share premium accounts                                  353        341
Combined reserves                                              1,609      1,346

Combined shareholders' funds                                   2,130      1,855


     The accompanying notes on pages F-8 to F-36 are an integral part of these Combined Financial Statements

                                  REED ELSEVIER
                        COMBINED STATEMENTS OF CASH FLOWS

                                                                                Year ended December 31,
                                                                    -------------------------------------------
                                                                    Notes      1997          1998          1999
                                                                    -----      ----          ----          ----
                                                                                    (in(pound)millions)
Operating profit (before joint ventures)                                         78           393           177
Exceptional charges to operating profit                                         502            79           239
Operating profit before exceptional items                                       580           472           416
 Amortisation of goodwill and intangible assets
 (excluding joint ventures)                                                     278           323           369
 Depreciation charges                                                            96            97           117
 Net SSAP 24 pension credit                                            27        (1)           (4)           (3)
Total non-cash items                                                            373           416           483
 Decrease/(increase) in stocks                                                    5             0            (9)
 (Increase)/decrease in debtors                                                 (25)           17            (8)
 Increase in creditors                                                           23            32            16
Movement in working capital                                                       3            49            (1)
Net cash inflow from operating activities before
 exceptional items                                                              956           937           898
Payments relating to exceptional items charged
 to operating profit                                                    6       (26)         (258)         (138)
Net cash inflow from operating activities                                       930           679           760
Dividends received from joint ventures                                           17            11             4
 Interest received                                                               46            61            33
 Interest paid                                                                 (105)         (106)         (114)
Returns on investments and servicing of finance                                 (59)          (45)          (81)
Taxation (including(pound)74million (1998:
 (pound)nil) exceptional repayments)                                           (180)         (144)          (99)
 Purchase of tangible fixed assets                                             (121)         (151)         (137)
 Proceeds from sale of fixed assets                                              10            11            15
 Exceptional net payments from sale of fixed assets                     6       (21)            0             0
Capital expenditure                                                            (132)         (140)         (122)
 Acquisitions                                                          28      (726)       (1,232)         (166)
 Payments against acquisition provisions                                         (5)          (11)           (1)
 Exceptional net proceeds from sale of fixed asset
  investments and businesses                                         6,28       104           913             3
 Merger expenses                                                        6        (3)           (8)            0
Acquisitions and disposals                                                     (630)         (338)         (164)
Equity dividends paid to the shareholders of the
 parent companies                                                              (336)         (362)         (339)
Cash outflow before changes in short term
 investments and financing                                                     (390)         (339)          (41)
Decrease in short term investments                                     28       299            63           297
Financing                                                              28       120           192          (197)
Increase/(decrease) in cash                                            28        29           (84)           59
Adjusted figures
Adjusted operating cash flow                                           10       862           808           780
Adjusted operating cash flow conversion                                          97%           99%           98%

     Reed Elsevier businesses focus on adjusted operating cash flow as the key cash flow measure. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of fixed assets but before operating exceptional payments and proceeds. Adjusted operating cash flow conversion expresses adjusted operating cash flow as a percentage of adjusted operating profit. See note 1.

     The accompanying notes on pages F-8 to F-36 are an integral part of these Combined Financial Statements

                                  REED ELSEVIER

              STATEMENTS OF CHANGES IN COMBINED SHAREHOLDERS' FUNDS


                                                                             Combined
                                                                  Combined     share                Combined
                                                                    share     premium    Combined  shareholders'
                                                                  capitals    accounts   reserves      funds
                                                                  --------    --------   --------      -----
                                                                              (in(pound)millions)
Balance at December 31, 1996                                        169         322      1,572         2,063
 Loss attributable to parent companies' shareholders                  0           0        (14)          (14)
 Ordinary dividends                                                   0           0       (365)         (365)
 Exchange translation differences                                     0           0          4             4
 Issue of Ordinary Shares on exercise of options                      1          20          0            21
 Adjustment on translation of Elsevier                              (3)         (14)         0           (17)

Balance at December 31, 1997                                        167         328      1,197         1,692
 Profit attributable to parent companies' shareholders                0           0        772           772
 Ordinary dividends                                                   0           0       (349)         (349)
 Exchange translation differences                                     0           0        (11)          (11)
 Issue of Ordinary Shares on exercise of options                      0          18          0            18
 Adjustment on translation of Elsevier                                1           7          0             8

Balance at December 31, 1998                                        168         353      1,609         2,130
 Loss attributable to parent companies' shareholders                  0           0        (63)          (63)
 Ordinary dividends                                                   0           0       (234)         (234)
 Exchange translation differences                                     0           0         34            34
 Issue of Ordinary Shares on exercise of options, less
capital

 redemptions                                                         (4)          9          0             5
 Redomination of Elsevier Ordinary Shares into euros                  7          (7)         0             0
 Adjustment on translation of Elsevier                               (3)        (14)         0           (17)

Balance at December 31, 1999                                        168         341      1,346         1,855


     The accumulated exchange translation differences included in combined reserves are (pound)(148) million (1998 (pound)(182) million; 1997 (pound)(171) million).

     Combined share capitals included non-equity shares of (pound)nil (1998 (pound)4 million; 1997 (pound)4 million); in 1999 combined reserves include a (pound)4 million (1998 (pound)nil; 1997 (pound)nil) capital redemption reserve following the redemption of non-equity shares in Reed International in 1999.

     The accompanying notes on pages F-8 to F-36 are an integral part of these Combined Financial Statements

                                  REED ELSEVIER

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. Basis of preparation of financial statements

     The equalisation agreement between Reed International and Elsevier has the effect that their shareholders can be regarded as having the interests of a single economic group. The Combined Financial Statements represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed International and Elsevier ("the Combined Businesses" or "Reed Elsevier").

     The combined financial statements are presented under the historical cost convention and in accordance with accounting principles generally accepted in both the United Kingdom and the Netherlands ("U.K. and Dutch GAAP"). These principles differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"); see note 29. Amounts are expressed in pounds sterling ("(pound)"). In preparing these financial statements, certain reclassifications and changes in presentation have been made to the combined financial statements presented in the Reed Elsevier Annual Report and Financial Statements 1999 in order to conform more closely with accounting presentation and disclosure requirements applicable in the United States.

     The combined financial statements include those of all the Combined Businesses made up to the end of the financial year. The results of businesses acquired are included from the date of effective acquisition and businesses sold are included up to the date of disposal.

     In addition to the figures required to be reported by U.K. and Dutch accounting standards, adjusted profit and operating cash flow figures have been presented as additional performance measures. Adjusted profit is shown before the amortisation of goodwill and intangible assets and exceptional items and related tax effects and provides a basis for performance comparison that is not dependent on the choice of adoption method of FRS 10 on accounting for goodwill and intangible assets. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of fixed assets, but before exceptional payments and proceeds.

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

2. Accounting policies

     The significant accounting policies adopted are as follows:

Associates and joint ventures

     Investments which are held for the long term and where the Combined Businesses exercise significant influence or joint control with other parties represent interests in associates or joint ventures and are accounted for under the equity and gross equity methods respectively.

Foreign exchange translation

     Balance sheet items are translated at year end exchange rates and profit and loss account items are translated at average exchange rates. Exchange translation differences on foreign equity investments and the related foreign currency net borrowings and differences between balance sheet and profit and loss account rates are taken to reserves.

     Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction. The results of hedging transactions for profit and loss amounts in foreign currency are accounted for in the profit and loss account to match the underlying transaction.

Goodwill and intangible assets

     On the acquisition of a subsidiary, associate, joint venture or business, the purchase consideration is allocated between the underlying net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill.

     In accordance with FRS 10: Goodwill and Intangible Assets, acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives, up to a maximum period of 20 years, subject to impairment review. Prior to the adoption of FRS 10 in 1998 goodwill was written off directly to reserves on acquisition, whereas intangible assets were capitalised and not amortised. FRS 10 was applied retrospectively and prior year figures were restated accordingly.

     Intangible assets comprise publishing rights and titles, databases, exhibition rights and other intangible assets, which are stated at fair value on acquisition and are not subsequently revalued.

Tangible fixed assets

     Tangible fixed assets are stated in the balance sheet at cost less accumulated depreciation. No depreciation is provided on freehold land.

     Freehold buildings and long leases are depreciated over their estimated future useful lives. Plant and equipment is depreciated on a straight line basis at rates from 5%-33%. Short leases are written off over the duration of the lease.

Finance leases

     Assets held under leases which confer rights and obligations similar to those attaching to owned assets, are capitalised as tangible fixed assets and the corresponding liability to pay rentals is shown net of interest in the accounts as obligations under finance leases. The capitalised values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Operating leases

     Operating lease rentals are charged to the profit and loss account on a straight line basis over the periods of the leases.

Stocks

     Stocks and work in progress are stated at the lower of cost, including appropriate attributable overheads and estimated net realisable value.

Investments

     Fixed asset and short term investments are stated at the lower of cost and estimated net realisable value.

Financial instruments

     Payments and receipts on interest rate hedges are accounted for on an accruals basis over the lives of the hedges and included, respectively, within interest payable and interest receivable in the profit and loss account. Gains and losses on foreign exchange hedges, other than in relation to net currency borrowings hedging equity investments, are recognised in the profit and loss account on maturity of the underlying transaction. Gains and losses on net currency borrowings hedging equity investments are taken to reserves. Gains and losses arising on hedging instruments that are closed out due to the cessation of the underlying exposure are taken directly to the profit and loss account.

     Currency swap agreements are valued at exchange rates ruling at the balance sheet date with net gains and losses being included within short term investments or borrowings. Interest payable and receivable arising from the swap is accounted for on an accruals basis over the life of the swap.

     Finance costs associated with debt issuances are charged to the profit and loss account over the life of the related borrowings.

Turnover

     Turnover represents the invoiced value of sales on transactions completed by delivery excluding customer sales taxes and sales between the Combined Businesses.

Development spend

     Development spend incurred on the launch of new products or services is expensed to the profit and loss account as incurred. The cost of developing software for use internally may be capitalised as a fixed asset and written off over its estimated future life.

Taxation

     Deferred taxation is provided in full for timing differences using the liability method. There is no material difference between this full provision policy and the partial provision method required under U.K. GAAP. No provision is made for tax which would become payable on the distribution of retained profits by foreign subsidiaries, associates or joint ventures, unless there is an intention to distribute such retained earnings giving rise to a charge. The potential deferred tax has not been quantified.

Pensions

     The expected costs of pensions in respect of defined benefit pension schemes are charged to the profit and loss account so as to spread the cost over the service lives of employees in the schemes. Actuarial surpluses and deficits are allocated over the average expected remaining service lives of employees. Pension costs are assessed in accordance with the advice of qualified actuaries. For defined contribution schemes, the profit and loss account charge represents contributions made.

3. Segment information

     Details of business segments are provided in Item 1 "Description of Business". During 1999, management and development responsibilities for the Elsevier Tuition training businesses have been transferred from the Legal to the Business segment. Comparative figures have been restated accordingly.

     Adjusted operating profit is presented as an additional performance measure and is shown after share of operating profit in joint ventures and before amortisation of goodwill and intangible assets and exceptional items. See note 1 and note 10.

     Turnover is analysed before the (pound)74 million (1998 (pound)80 million; 1997 (pound)102 million) share of joint ventures' turnover, of which (pound)19 million (1998 (pound)26 million; 1997 (pound)37 million) relates to the Legal segment, principally to Giuffre and, in 1998 and 1997, Shephard's prior to the acquisition of the remaining 50% interest on August 1, 1998. (pound)55 million (1998 (pound)54 million; 1997 (pound)7 million) relates to the Business segment, principally REZsolutions, Inc.

     Share of operating profit in joint ventures of (pound)3 million (1998 (pound)9 million; 1997 (pound)16 million) comprises (pound)3 million (1998 (pound)6 million; 1997 (pound)8 million) relating to the Legal segment and (pound)nil (1998 (pound)3 million; 1997 (pound)5 million) relating to the Business segment.

     Discontinued operations under U.K. and Dutch GAAP comprise IPC Magazines and the remaining consumer book publishing operations which were the final element of the Consumer segment sold in 1998. The 1997 share of joint ventures' turnover and operating profit included (pound)58 million and (pound)3 million respectively in relation to discontinued operations.


                                               1997          1998          1999
                                               ----          ----          ----
By category of activity                            (in(pound)millions)
Turnover

 Scientific                                     571           622           652
 Legal                                        1,033         1,107         1,268
 Business                                     1,383         1,434         1,470

 Continuing operations                        2,987         3,163         3,390
 Discontinued operations                        430            28            --

                                              3,417         3,191         3,390
Operating profit

 Scientific                                     178           126           111
 Legal                                          183           169            77
 Business                                      (324)          108            (8)

 Continuing operations                           37           403           180
 Discontinued operations                         57            (1)           --

                                                 94           402           180

Adjusted operating profit

 Scientific                                     230           223           231
 Legal                                          289           322           316
 Business                                       293           268           245

 Continuing operations                          812           813           792
 Discontinued operations                         73            --            --

                                                885           813           792


     Adjusted operating profit includes amounts in respect of joint ventures ((pound)7 million, (pound)18 million and (pound)27 million for the years ended December 31, 1999, 1998 and 1997 respectively).

Depreciation

 Scientific                                      11            18            16
 Legal                                           46            49            66
 Business                                        28            30            35

 Continuing operations                           85            97           117
 Discontinued operations                         11            --            --

                                                 96            97           117

                                                            1997    1998    1999
                                                            ----    ----    ----
                                                             (in(pound)millions)
Amortisation of goodwill and intangible assets
 (including joint ventures)

Scientific                                                   51      89      91
Legal                                                        97     119     151
Business                                                    126     123     131

Continuing operations                                       274     331     373
Discontinued operations                                      15       1      --

                                                            289     332     373

Amortisation of goodwill and intangible
 assets in respect of joint ventures included above          11       9       4

Total assets

 Scientific                                                         803     776
 Legal                                                            2,889   2,821
 Business                                                         1,287   1,235
 Corporate                                                          777     440

 Continuing operations                                            5,756   5,272
 Discontinued operations                                              4      --

                                                                  5,760   5,272


     The Corporate segment comprises assets maintained for general purposes, principally cash balances and short term investments.

Capital expenditure

 Scientific                                                          24      20
 Legal                                                               75      80
 Business                                                            62      48

 Continuing operations                                              161     148
 Discontinued operations                                             --      --

                                                                    161     148

Capital employed

 Scientific                                                         338     315
 Legal                                                            2,544   2,432
 Business                                                           768     668

 Continuing operations                                            3,650   3,415
 Discontinued operations                                            (16)     --

                                                                  3,634   3,415

Reconciliation of capital employed to combined shareholders' funds

Capital employed                                                  3,634   3,415
 Taxation                                                          (297)   (364)
 Dividends and net interest                                        (239)   (122)
 Net borrowings                                                    (962) (1,066)
 Minority interests                                                  (6)     (8)

Combined shareholders' funds                                      2,130   1,855

                                              1997          1998           1999
                                              ----          ----           ----
By geographic origin                              (in(pound)millions)
Turnover

 North America                                1,512         1,663         1,836
 U.K                                            694           692           698
 The Netherlands                                369           383           391
 Rest of Europe                                 263           293           307
 Rest of world                                  149           132           158

 Continuing operations                        2,987         3,163         3,390
 Discontinued operations                        430            28            --

                                              3,417         3,191         3,390

Operating profit

 North America                                 (252)           98           (52)
 U.K                                            113           139            86
 The Netherlands                                110           114            91
 Rest of Europe                                  53            47            51
 Rest of world                                   13             5             4

 Continuing operations                           37           403           180
 Discontinued operations                         57            (1)           --

                                                 94           402           180

Adjusted operating profit

 North America                                  394           390           359
 U.K                                            207           204           191
 The Netherlands                                123           128           135
 Rest of Europe                                  69            76            87
 Rest of world                                   19            15            20

 Continuing operations                          812           813           792
 Discontinued operations                         73            --            --

                                                885           813           792

Total assets

 North America                                              3,581         3,501
 U.K                                                        1,406         1,020
 The Netherlands                                              314           319
 Rest of Europe                                               362           324
 Rest of world                                                 93           108

 Continuing operations                                      5,756         5,272
 Discontinued operations                                        4            --

                                                            5,760         5,272

Capital employed

 North America                                              2,906         2,792
 U.K                                                          579           518
 The Netherlands                                              (46)          (75)
 Rest of Europe                                               173           147
 Rest of world                                                 38            33

 Continuing operations                                      3,650         3,415
 Discontinued operations                                      (16)           --

                                                            3,634         3,415

                                                1997          1998          1999
                                                ----          ----          ----
By geographic market                                 (in(pound)millions)
Turnover

North America                                  1,582         1,726         1,906
U.K                                              432           483           484
The Netherlands                                  208           222           237
Rest of Europe                                   401           407           418
Rest of world                                    364           325           345

Continuing operations                          2,987         3,163         3,390
Discontinued operations                          430            28            --

                                               3,417         3,191         3,390


4. Significant acquisitions

     During the three years ended December 31, 1999, Reed Elsevier spent (pound)2,076 million (including deferred consideration) on the acquisition of publishing and information businesses.

     The principal acquisitions in the three years ended December 31, 1999, were:

     In April, 1997 MDL Information Systems Inc, a provider of scientific information management systems, for $320 million ((pound)195 million). The fair value of the net assets acquired, excluding goodwill, was (pound)16 million.

     In September, 1997 the Chilton Business Group, a business information publisher, for $447 million ((pound)273 million). The fair value of the net assets acquired, after hindsight adjustments in 1998, excluding goodwill, was (pound)147 million.

     In August, 1998 Matthew Bender, a publisher of legal analysis and case law, and the remaining 50% equity in Shepard's, for $1.65 billion ((pound)994 million). The fair value of the net assets acquired, excluding goodwill, was (pound)280 million.

     Acquisitions are accounted for under the purchase method. The net assets of the businesses acquired are incorporated at their fair value to the Combined Businesses. Fair value adjustments include the valuation of intangible assets on major acquisitions and the restatement of tangible fixed assets and current assets and liabilities in accordance with Reed Elsevier accounting policies. Where the purchase price has exceeded the fair value of the net tangible and intangible assets acquired, the excess is regarded as goodwill. Summaries of these adjustments and the consideration are set out in the table below:

     In the year ended December 31, 1999, acquisitions were made for a total of (pound)132 million after taking account of (pound)4 million of net cash acquired. (pound)12 million of the consideration has been deferred to future years.

     The fair value adjustments for acquisitions during the year ended December 31, 1999 are:

                                               Book value
                                                   on          Fair value
                                               acquisition     adjustments     Fair value
                                               -----------     -----------     ----------
                                                     (in(pound)millions)
Goodwill                                            --               61            61
Intangible fixed assets                             --               77            77
Tangible fixed assets                                1               --             1
Current assets                                      10               (2)            8
Current liabilities                                (12)              --           (12)
Current tax                                         (3)              --            (3)

Net assets acquired                                 (4)             136           132

Consideration (after taking account
 of(pound)4 million of net cash acquired)                                         132
Less : deferred to future years                                                   (12)

Net cash flow                                                                     120


     Before the amortisation of goodwill and intangible assets and exceptional acquisition related integration costs, the businesses acquired in 1999 contributed (pound)31 million to turnover, (pound)5 million to operating profit and (pound)4 million to net cash inflow from operating activities for the part year under Reed Elsevier ownership.

     Finalisation of the fair value exercise in respect of acquisitions in the previous year, resulted in a decrease in goodwill of (pound)7 million.

5.     Operating profit (including joint ventures)


                                                          1997     1998    1999
                                                          ----     ----    ----
Operating profit is arrived at after charging:          (in(pound)millions)
Hire of plant and machinery                                17       10       12
Other operating lease rentals                              44       50       60
Depreciation (including(pound)5m
 (1998(pound)4 million; 1997(pound)5  million)
 in respect of assets held under finance leases)           96       97      117
Amortisation of goodwill and intangible assets            278      323      369
Amortisation of goodwill and intangible assets
 in joint ventures                                         11        9        4

Total amortisation                                        289      332      373

Auditors' remuneration for audit services                 1.6      1.5      1.6
 for non audit services ((pound) 0.2 million
 relates to UK companies (1998 ((pound)0.7 million))      1.5      1.5      1.1
Staff costs
 Wages and salaries                                       757      748      859
 Social security costs                                     75       80       86
 Pensions (see note 27)                                    25       22       28

Total                                                     857      850      973


6. Exceptional items

(a) Profit and loss account items                      1997      1998       1999
---------------------------------                      ----      ----       ----
                                                         (in(pound)millions)
Reorganisation (i)                                       --        --      (161)
Reed Travel Group (ii)
 --Provision for customer recompense and
   related expenses and reorganisation                 (230)       --        --
 --Non-cash write down of intangible assets            (250)       --        --
Acquisition related integration costs (iii)             (11)      (26)      (28)
Year 2000 compliance costs (iv)                         (11)      (53)      (50)
Charged to operating profit                            (502)      (79)     (239)
Continuing
 --Net profit on sale of businesses (v)                  57        --        --
 --Merger expenses (vi)                                  (3)      (10)       --
 --Net profit on sale of fixed asset
   investments and businesses Discontinued               --        --         7
 --Net profit on sale of businesses (vii)                --       692        --
Credited after operating income                          54       682         7
Total exceptional items (charge)/credit                (448)      603      (232)
Net tax credit/(charge) (viii)                          115       (70)       15

     Exceptional items in the three years ended December 31, 1999 comprise the following:

     (i) costs related to a major programme of reorganisation across the Combined Businesses, commenced in 1999. Costs include employee severence, surplus leasehold property obligations and fixed asset write offs;

     (ii) in 1997 a provision of (pound)230 million, less tax relief of (pound)87 million, in respect of the cost of programmes to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganisation costs. A non-cash write down of (pound)250 million was also made in intangible asset values;

    (iii) costs of (pound)28 million (1998 (pound)26 million; 1997 (pound)11 million) relating to the integration of acquisitions, principally Matthew Bender (acquired 1998) and the Chilton Business Group (acquired 1997);

     (iv) expenditure of(pound)50 million in 1999 (1998(pound)53 million; 1997(pound)11 million) in connection with the Combined Businesses' Year 2000 compliance programme;

     (v) in 1997 the net profit on sale of certain businesses, principally the Heinemann English Language Teaching business, a portfolio of certain U.S. computer magazines and trade shows and the Belgian exhibitions business;

     (vi) in 1998 professional fees and other costs incurred of(pound)10 million (1997(pound)3 million) in respect of the abandoned merger of Reed Elsevier and Wolters Kluwer;

     (vii) in 1998 the net profit on sale of IPC Magazines divested in January 1998;

     (viii) in 1999 the net tax credit is stated after taxes arising on business consolidation in the programme of reorganisation. Potential deferred tax assets of (pound)32 million in respect of the programme of reorganisation have not been recognised.

(b) Cash flow items


                                                      1997      1998       1999
                                                      ----      ----       ----
                                                         (in(pound)millions)
Reorganisation costs                                   --         --        (39)
Acquisition-related costs                              (8)       (22)       (32)
Year 2000 compliance costs                            (11)       (53)       (47)
Reed Travel Group customer recompense                  (7)      (183)       (20)
Exceptional operating cash outflow                    (26)      (258)      (138)
Net proceeds from sale of fixed assets,
 fixed asset investments and businesses                83        913          3
Merger costs                                           (3)        (8)        --
Total exceptional cash inflow/(outflow)                54        647       (135)
Exceptional tax cash inflow                            --         --         74


     The exceptional tax cash inflow in 1999 includes (pound)58 million of tax repayments due to prior year exceptional items.

7. Net interest expense

                                                      1997      1998        1999
                                                      ----      ----        ----
                                                          (in(pound)millions)
Interest receivable                                    38         64         32
Interest payable
 On loans                                             (59)       (51)       (46)
 On promissory notes and bank loans                   (40)       (52)       (67)
 On finance leases                                     (1)        (1)        (1)
Total                                                 (62)       (40)       (82)
Interest cover (times)                                 14         20         10


     Interest cover is calculated as the number of times adjusted operating profit is greater than the net interest expense.

8. Taxes on profit on ordinary activities

     (a) Taxes on profit on ordinary activities were as follows:



                                                            1997    1998    1999
                                                            ----    ----    ----
                                                             (in(pound)millions)
U.K. taxation
 Current                                                      76      68     65
 Deferred                                                     (3)      1     (3)
Dutch taxation

 Current                                                      50      45     50
 Deferred                                                     --       4     --
Rest of world taxation
 Current                                                      70       5     48
 Deferred                                                     12      72     19

Sub-total                                                    205     195    179
Share of tax attributable to joint ventures                    9       6      3

Tax on ordinary activities before exceptional items          214     201    182
Net tax (credit)/charge on exceptional items
 Current                                                       5      70     (9)
 Deferred                                                   (120)     --     (6)

Total                                                         99     271    167


     The total tax charge for 1999 is high as a proportion of profit before tax principally due to non-tax deductible amortisation, the non-recognition of potential deferred tax assets and taxes arising on business consolidation in the programme of reorganisation.

     (b) The table below reconciles the local statutory tax rate to the effective rate obtained by computing the tax charges as a percentage of profit on ordinary activities before taxes.


                                                     1997       1998        1999
                                                     ----       ----        ----
                                                         (in(pound)millions)
Profit before taxation

 United Kingdom                                       224        219        212
 The Netherlands                                      150        149        147
 Rest of world                                        449        405        351
 Amortisation of goodwill and
  intangible assets                                  (289)      (332)      (373)
 Exceptional items                                   (448)       603       (232)

                                                       86      1,044        105

Tax charged at local statutory rates                  (11)       299         (6)
Net impact of amortisation of goodwill
 and intangible assets                                 95         64         72
Tax credit on dividend from Reed Elsevier
 plc to Elsevier NV                                    (2)        --         --
Permanent differences and other items                  13         18         38
Exceptional items not taxed                             4       (110)        63

Actual tax charge                                      99        271        167


     Tax charged at local statutory rates is calculated by reference to the appropriate statutory tax rate of each jurisdiction in which the Combined Businesses operate.

     (c) Deferred taxation

     The closing balance is analysed as follows:


                                                          1998        1999
                                                          ----        ----
                                                         (in(pound)millions)
Deferred tax liabilities
 Pension prepayment                                        (37)       (36)
 Revaluation gains                                          (6)       (33)
 Other timing differences                                    2         --
                                                           (41)       (69)
Deferred tax assets
 Excess of tax allowances over amortisation                  2          9
 Acquisition and other provisions                           38         24
 Other timing differences                                   --         --
                                                            40         33
Total liabilities                                           (1)       (36)


     Deferred taxation is provided in full for timing differences using the liability method.

9. Dividends--ordinary


                                                 1997         1998          1999
                                                 ----         ----          ----
                                                      (in(pound)millions)
Reed International                               167           172           116
Elsevier                                         198           177           118

Combined                                         365           349           234


     Dividends comprise the total dividend for Reed International of 10.0 pence per share (1998 15.0 pence per share; 1997 14.6 pence per share after adjusting for the two for one share subdivision which became effective on May 2, 1997) and the total dividend for Elsevier of e0.27 per share (1998 e0.39 per share; 1997 e0.43 per share).

     Dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the U.K. tax credit received by certain Reed International shareholders. The cost of funding the Reed International dividend is, therefore, lower than that of Elsevier.

10. Adjusted figures

     Adjusted profit and cash flow figures are used by the Combined Businesses as additional performance measures (see note 1).

     The adjustments in arriving at adjusted figures are detailed below:


                                                              1997   1998   1999
                                                              ----   ----   ----
                                                             (in(pound)millions)
Operating profit including joint ventures Adjustments:          94    402    180
 Amortisation of goodwill and intangible assets                289    332    373
 Reorganisation costs                                           --     --    161
 Reed Travel Group
   --provision for customer recompense and
     related expenses and reorganization                       230     --     --
   --non-cash write down of intangible assets                  250     --     --
   Acquisition related integration costs                        11     26     28
   Year 2000 compliance costs                                   11     53     50

Adjusted operating profit                                      885    813    792

                                                        1997    1998        1999
                                                        ----    ----        ----
                                                          (in(pound)millions)
Profit before tax                                        86     1,044       105
Adjustments:
 Amortisation of goodwill and intangible assets         289       332       373
 Reorganisation costs                                    --        --       161
 Reed Travel Group
--Provision for customer recompense and
 related expenses and reorganization                    230        --        --
--Non-cash write down of intangible assets              250         0         0
 Acquisition related integration costs                   11        26        28
 Year 2000 compliance costs                              11        53        50
 Net profit on sale of businesses                       (57)     (692)       --
 Merger expenses                                          3        10        --
 Net profit on sale of fixed asset
 investments and businesses                              --        --        (7)

Adjusted profit before tax                              823       773       710

(Loss)/profit attributable to parent
 companies' shareholders                                (14)      772       (63)
Adjustments:
 Amortisation of goodwill and intangible
 assets                                                 290       332       373
 Reorganisation costs                                    --        --       161
 Reed Travel Group
--Provision for customer recompense and
 related expenses and reorganisation                    143        --        --
--Non-cash write down of intangible assets              210        --        --
 Acquisition related integration costs                    7        16        22
 Year 2000 compliance costs                               7        33        41
 Net profit on sale of businesses                       (38)     (592)       --
 Merger expenses                                          3        10        --
 Net profit on sale of fixed asset
 investments and businesses                              --        --        (7)

Adjusted profit attributable to parent
 companies' shareholders                                608       571       527

Net cash inflow from operating activities               930       679       760
Dividends received from joint ventures                   17        11         4
Purchase of tangible fixed assets                      (121)     (151)     (137)
Proceeds from sale of fixed assets                       10        11        15
Payments in relation to exceptional items
 charged to operating profit                             26       258       138

Adjusted operating cash flow                            862       808       780

11. Goodwill and intangible assets


                                                            Intangible
                                               Goodwill      assets       Total
                                               --------     ----------    ------
                                                      (in(pound)millions)
Cost

At January 1, 1999                               2,827        2,973       5,800
Acquisitions                                        54           77         131
Disposals of businesses                            (14)          --         (14)
Exchange translation differences                    32           31          63

At December 31, 1999                             2,899        3,081       5,980

Accumulated amortisation

At January 1, 1999                               1,008        1,194       2,202
Disposals of businesses                             (8)          --          (8)
Charge for the year                                195          174         369
Exchange translation differences                     2           15          17

At December 31, 1999                             1,197        1,383       2,580

Net book amount

At January 1, 1999                               1,819        1,779       3,598
At December 31, 1999                             1,702        1,698       3,400


12. Tangible fixed assets

                                                               Plant,
                                                             equipment
                                                 Land and   & computer
                                                 building     systems     Total
                                                 --------     -------     -----
                                                         (in(pound)millions)
Cost

At January 1, 1999                                  166          679        845
Acquisitions                                         --            1          1
Capital expenditure                                  10          138        148
Disposals                                            (6)         (75)       (81)
Exchange translation differences                     --           --         --

At December 31, 1999                                170          743        913

Accumulated depreciation

At January 1, 1999                                   42          404        446
Disposals                                            (3)         (63)       (66)
Charge for the year                                   6          111        117
Exceptional write down                               --           30         30
Exchange translation differences                     --           --         --

At December 31, 1999                                 45          482        527

Net book amount

At January 1, 1999                                  124          275        399
At December 31, 1999                                125          261        386


     At December 31, 1999 and 1998, all assets were included at cost. No depreciation has been provided on freehold land ((pound)7 million (1998 (pound)13 million)). The net book amount includes (pound)18 million (1998 (pound)15 million) in respect of assets held under finance leases.

13. Fixed asset investments


                                            Investments
                                              in joint     Other
                                              ventures   investments  Total
                                              --------   -----------  -----
                                         Note    (in (pound) millions)
At January 1, 1999                               75         12         87
Share of attributable profit                      4         --          4
Amortisation of goodwill and
 intangible assets                               (4)        --         (4)
Dividends received from joint ventures           (4)        --         (4)
Additions                                        19         22         41
Disposals                                        --         (4)        (4)
Exchange translation differences                 (1)         0         (1)

At December, 31 1999                             89         30        119


     The principal joint ventures at December 31, 1999 are Giuffre (a 40% shareholding in an Italian legal publisher) and REZsolutions, Inc. (a 67% shareholding in a hotel reservations and marketing business which is in the process of being sold).

     The cost and net book amount of goodwill and intangible assets in joint ventures were(pound)74 million and(pound)49 million respectively (1998(pound)58 million and(pound)36 million).

     At 31 December, 1999, the Reed Elsevier plc Employee Benefit Trust (EBT) held 618,790 Reed International ordinary shares and 320,000 Elsevier ordinary shares with an aggregate market value at that date of (pound)5.1 million (1998 121,374 Reed International ordinary shares; market value (pound)0.5 million). The EBT purchases Reed International and Elsevier shares which, at the Trustee's discretion, can be used in respect of the exercise of executive share options. Further details of these share option schemes is set out in Item 12 "Options to purchase securities from registrants or subsidiaries".

14. Stocks


                                                               1998         1999
                                                               ----         ----
                                                             (in(pound)millions)
Raw materials                                                   17            20
Work in progress                                                25            29
Finished goods                                                  59            64

Total                                                          101           113


15. Debtors: amounts falling due within one year

                                                               1998         1999
                                                               ----         ----
                                                             (in(pound)millions)
Trade debtors                                                  504           530
Amounts owed by joint ventures                                   1             1
Corporation tax recoverable                                     56            --
Advance corporation tax                                         13            --
Other debtors                                                   48            42
Prepayments and accrued income                                 109            93
                                                               ---            --

Total                                                          731           666
                                                               ===           ===


16. Debtors: amounts falling due after more than one year


                                                              1998          1999
                                                              ----          ----
                                                             (in(pound)millions)
Trade debtors                                                   10             9
Pension prepayment (see note 27)                               124           127
Prepayments and accrued income                                   2            12

Total                                                          136           148

17. Cash and short term investments

                                                               1998         1999
                                                               ----         ----
                                                             (in(pound)millions)
Cash at bank and in hand                                        26            79
Short term investments                                         682           361

Total                                                          708           440

     Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

18. Creditors: amounts falling due within one year

                                            Notes       1998        1999
                                            -----       ----        ----
                                                 (in(pound)millions)
Borrowings

 Other loans                                             179        158
 Promissory notes and bank loans                         968        967
 Obligations under finance leases              22          3          4

                                               20      1,150      1,129
Trade creditors                                          148        178
Other creditors                                          150        145
Taxation                                                 141        120
Proposed dividends                                       244        127
Accruals and deferred income                             958        977

Total                                                  2,791      2,676


19. Creditors: amounts falling due after more than one year
                                                 Notes     1998     1999
                                                 -----     ----     ----
                                                  (in(pound)millions)
Other loans repayable:
 --Within one to two years                                 154        3
 --Within two to five years                                 82       81
 --After five years                                        273      279
Promissory notes and bank loans repayable:

 --Within one to two years                                   1       --
Obligations under finance leases                   22       10       14

                                                   20      520      377
Other creditors                                             16       14
Taxation                                                   225      208
Accruals and deferred income                                36       21

Total                                                      797      620


20. Borrowings

                                                         1998        1999
                                                         ----        ----
                                                        (in(pound)millions)
Bank loans,  overdrafts and commercial paper
Drawn under facilities  expiring in
 year to December 31,

 1999                                                     53          --
 2000                                                      1          65
Commercial paper                                         915         902

Total                                                    969         967

                                                         Year end
                                                          interest
                                           Currency        rates %   1998   1999
                                           --------        -------   ----   ----
                                                   (in(pound)millions)
Other loans and finance leases

Eurobond 1999                             U.S. dollar         7.50    121     --
Medium term notes 1999                    U.S. dollar    7.66-7.76     12     --
Private placement 1999                    Guilders            9.70     42     --
Private placement 2000                    U.S. dollar         9.71     60     62
Public notes 2000                         U.S. dollar         6.63     90     93
Private placement 2003                    U.S. dollar         8.50     76     77
Public notes 2005                         U.S. dollar         7.00     90     93
Private placement 2023                    U.S. dollar         6.63     90     93
Public debentures 2025                    U.S. dollar         7.50     90     93
Finance leases                            Various         Various      13     18
Miscellaneous                             Euro            Various      17     10

Total                                                                 701    539


     Interest rates disclosed above are those on the underlying borrowings and do not take account of net interest on interest rate swaps (see note 21).

                                              Bank loans,    Other
                                              overdrafts     loans
                                                 and          and
                                              commercial     finance
                                                paper         leases      Total
                                                -----         ------      -----
                                                       (in(pound)millions)
Analysis by year of repayment

Within 1 year                                    967           162         1,129
                                                 ---           ---         -----
Within 1 to 2 years                               --             7             7
Within 2 to 3 years                               --             5             5
Within 3 to 4 years                               --            79            79
Within 4 to 5 years                               --            --            --
Thereafter                                        --           286           286
                                                 ---           ---           ---
                                                  --           377           377
                                                 ---           ---           ---
Total                                            967           539         1,506
                                                 ===           ===         =====


                                                  Expiring   Expiring
                                                   within 1    after 1
                                                     year       year      Total
                                                     ----       ----      -----
                                                         (in(pound)millions)
Undrawn bank facilities at December 31, 1999
Overdraft                                            101          --         101
Uncommitted lines of credit                          172          --         172
Undrawn committed facilities                         222         395         617


     Of the(pound)395 million undrawn committed facilities expiring after one year(pound)46 million was utilised by way of letters of credit which support short term borrowings.

     The committed facility is subject to covenants which restrict gross borrowings and secured borrowings by reference to Reed Elsevier's combined earnings before exceptional items, interest, tax, depreciation and amortisation. There is also a covenant restricting the ability to dispose of a substantial proportion of assets (except for full consideration) if such disposal materially and adversely affects the Reed Elsevier's combined net assets or combined attributable profit.

                                                             1998        1999
                                                             ----        ----
Short term loans, overdrafts and commercial paper

Weighted average interest rate during year                    5.2%        5.0%
Year end weighted average interest rate                       5.2%        5.7%

     The weighted average interest rate for the year was computed by dividing actual interest expense for the year by the average month-end amounts outstanding for short term bank loans and commercial paper.

21. Financial instruments

     The use of financial instruments by Reed Elsevier is limited to hedging activities and no trading positions result from their use; see Item 9A "Qualitative and Quantitative Disclosures about Market Risk". Consequently, the impact of interest rate swaps and forward rate agreements is accrued as net interest income or expense over the life of the agreement. No realised or unrealised gains or losses on such financial instruments are recognised separately. Realised or unrealised gains and losses recognised on forward foreign exchange contracts are offset by complementary realised or unrealised gains or losses on the underlying transactions hedged through the use of such contracts. The total net unrealised loss on open forward foreign exchange contracts was (pound)21 million at December 31, 1999.

     The currency and interest profile of the aggregate financial liabilities of (pound)1,595 million (1998 (pound)1,726 million), after taking account of interest rate and cross currency interest rate swaps, is set out below:


                                                     Fixed rate financial
                                                         liabilities
                                                     --------------------
                              Floating     Fixed     Weighted    Weighted
                                rate        rate      average    average
                              financial  financial    interest   duration
                             liabilities liabilities    rate     (years)
                             -----------------------    ----     -------
                                          (in(pound)millions)
At December 31, 1999

U.S. dollar                     500         888         6.9%       7.4
Sterling                          1          --          --         --
Euro                             58          97         4.7%       1.7
Other currencies                 31          20         6.7%       0.7

Total                           590       1,005         6.7%       6.7


                                                   Fixed rate financial
                                                        liabilities
                                                   ---------------------
                             Floating       Fixed     Weighted    Weighted
                                rate         rate      average    average
                             financial     financial   interest    duration
                            liabilities   liabilities    rate      (years)
                            -----------   -----------    ----      -------
                                        (in(pound)millions)
At December 31, 1998

U.S. dollar                     446         996         7.0%       6.9
Sterling                          7          --          --         --
Euro                            100         127         5.0%       1.8
Other currencies                 34          16         7.3%       1.1

Total                           587       1,139         6.8%       6.3


     Included within fixed rate financial liabilities as at December 31, 1999, are (pound)154 million of U.S. dollar term debt that matures within five months of the year end and (pound)106 million of interest rate swaps denominated principally in euro that mature within nine months of the year end.

     Excluded from the analysis above are cross currency interest rate swaps hedging the currency exposure on inter affiliate loans of (pound)200 million. Reed Elsevier pays U.S. dollar interest and receives sterling interest, both at floating rates. These swaps mature within four months.

     The currency and interest profile of the aggregate financial assets of (pound)479 million (1998 (pound)727 million), after taking account of interest rate swaps, is set out below:


                         At December 31, 1999        At December 31, 1998
                       --------------------------  -------------------------
                                     Non interest               Non interest
                       Floating rate  bearning    Floating rate    bearing
                         financial   financeial    financial     financial
                           assets      assets        assets       assets
                       ------------  -----------  -----------   -----------
                                   (in(pound)millions)
U.S. dollar                  67          24           55           15
Sterling                    146          15          465            4
Euro                        149           0          154            0
Other currencies             78          --           34           --

Total                       440          39          708           19


     Floating rate interest rates payable on U.S. commercial paper are based on U.S. dollar commercial paper rates. Other financial assets and liabilities bear interest by reference to LIBOR or other national LIBOR equivalent interest rates.

     Included within non interest bearing financial assets are (pound)30 million (1998 (pound)12 million) of investments denominated principally in sterling and U.S. dollars, which have no maturity date.

     The estimated fair values of Reed Elsevier's financial instruments, both on and off balance sheet, are as follows:

                                      Book value           Fair value        Book value     Fair value
                                      December 31,         December 31,      December 31,   December 31,
                                         1998                 1998                1999          1999
                                         ----                 ----                ----          ----
                                                               (in(pound)millions)
Primary financial instruments
held or issued to finance
operations:
 Investments                               12                  12                  30               30
 Cash                                      26                  26                  79               79
 Short term investments                   682                 682                 361              361
 Other financial assets                     7                   7                   9                9
 Bank loans, overdrafts and
  commercial paper                       (969)               (969)               (967)            (959)
 Other loans                             (701)               (741)               (539)            (527)
 Other financial liabilities              (44)                (44)                (23)             (23)
 Provisions                               (16)                (16)                (66)             (66)

                                       (1,003)             (1,043)             (1,116)          (1,096)

Derivative financial
instruments held to manage
interest rate and currency
exposure:

 Interest rate swaps                       --                 (12)                 --               14
 Forward rate agreements                   --                   2                  --               --
 Forward foreign exchange
  contracts                                --                   2                  --               (7)

                                           --                  (8)                 --                7

Total financial instruments            (1,003)             (1,051)             (1,116)          (1,089)


     The amounts shown as carrying amounts in respect of off-balance sheet financial instruments represent accruals or deferred income arising from these financial instruments. For certain instruments, including cash or short term investments, it has been assumed that the carrying amount approximates fair value because of the short maturity of these instruments. The fair value of long term debt has been based on current market rates offered to Reed Elsevier for debt of the same remaining maturities. The fair values for interest rate swaps and forward rate agreements represent the replacement cost calculated using market rates of interest as at December 31, 1999 and 1998. The fair values of all other items have been calculated by discounting expected future cash flows at market rates.

     The gross notional amounts of interest rate swaps are as follows:


                            December 31,   New      Maturities   December 31,
                                1998     Contracts  terminations    1999
                                ----     ---------  ------------    ----
                            (in (pound); millions stated at exchange rates
                                     prevailing at December 31, 1999)
Interest rate swaps
U.S. dollar                      370         31         (31)        370
Australian dollar                 14          6          --          20
Canadian dollar                    3         --          (3)         --
Euro                             114         --         (37)         77

                                 501         37         (71)        467

Forward swaps
U.S. dollar                       --        247          --         247
Sterling                          --        140          --         140

                                  --        387          --         387

Totals                           501        424         (71)        854


     Forward swaps are agreements to enter into interest rate swaps at future dates. The U.S. dollar forward swap agreements commence in 2002 for periods of five or six years. The sterling forward swap agreements commence in 2000 for periods of nine to twelve months.

     The amounts of future maturities and outstanding notional principal of the above interest rate swap agreements are as follows:


                                               Maturities          Outstanding
                                                in year             notional
                                                ending              principal
                                               December 31,      at December 31,
                                               ------------      ---------------
                                                     (in(pound)millions)
2000                                              196                   658
2001                                              118                   540
2002                                              231                   309
2003                                               31                   278
Thereafter                                        278                    --
                                                  854

     The weighted average interest rates on interest rate swap agreements in existence at December 31, 1999 are shown below:

                                          U.S.$  Sterling    Australian$    Euro
                                          -----  --------    -----------   -----
Interest Rate Swaps
Pay Fixed                                 6.13%        --        6.69%     4.45%
Receive Floating                          6.04%        --        5.03%     3.12%

Forward swaps
Pay Fixed                                 6.25%         --        --         --
Receive Floating                          6.18%         --        --         --
Pay Floating                                --        6.07%       --         --
Receive Fixed                               --        5.11%       --         --


     The fixed rates shown above as payable and receivable under interest rate swaps are the weighted average fixed rates specified in the swap contracts. The floating rates shown above as payable and receivable under interest rate swaps are the weighted average floating rates in effect as of December 31, 1999. The floating rate portions of the swaps are based on U.S. dollar commercial paper rates or other national LIBOR equivalent interest rates. The weighted average floating rates shown above assume these floating interest rates will remain constant throughout the remaining terms of the swap contracts. However, changes in any of these floating interest rates would affect the weighted average floating rates shown.

     At December 31, 1999, the gross notional amount of forward rate agreements totalled (pound)450 million. The individual agreements, commencing in periods of up to 12 months from December 31, 1999, covered periods of between 77 days and four months with periods ending on dates between April 2000 and April 2001. The agreements are denominated in sterling; the agreements do not run concurrently and therefore the notional amounts at any one time are less than those indicated in aggregate.

                December 31,    New                 December 31,    Average rate
                    1998     Contracts   Maturities    1999         receivable
                    ----     ---------   ----------    ----         ----------
                       (in(pound)millions, stated at exchange rates
                               prevailing at December 31, 1999)
Sterling            570        450       (570)        450               6.69%
Euro                113         31       (144)         --

Total               683        481       (714)        450


     At December 31, 1999, the gross notional amount of forward foreign exchange contracts totalled (pound)951 million (1998 : (pound)898 million) as shown below:

                                       1998                   1999
                                --------------------   -------------------
                                Currency    Currency   Currency    Currency
                                  sold       bought      sold       bought
                                  ----       ------      ----       ------
                                            (in(pound)millions)
U.S. dollar                         356          33         336          49
Euro                                 63         257          25         178
Sterling                             23         144           2         211
Other currencies                      6          16         123          27

Total                               448         450         486         465


     Of the total gross amount, (pound)774 million matures within one year and (pound)177 million after one year.

     At December 31, 1999 the unrecognised and deferred gains and losses on financial instruments used for hedging purposes were as follows:


                                              Unrecognised        Deferred
                                            --------------     ----------------
                                            Gains   Losses     Gains     Losses
                                            -----   ------     -----     ------
                                                     (in(pound)millions)
On hedges at January 1, 1999                 4       (12)        --        (5)
Arising in previous years included
 in 1999 profit and loss account            (4)        5         --         1
Arising in previous years not
 included in 1999 profit and loss account    0        (7)        --        (4)
Arising in 1999 not included
 in 1999 profit and loss account            22        (8)        --       (14)

On hedges at December 31, 1999              22       (15)        --       (18)

Of which

Expected to be included in 2000
 profit and loss account                     4        (3)        --       (15)
Expected to be included in 2001
 profit and loss account or later           18       (12)        --        (3)

22. Obligations under finance leases

     The future finance lease obligations are:

                                                         1998        1999
                                                         ----        ----
                                                         (in(pound)millions)
Repayable
Within one year                                           3             5
Between one and two years                                 3             4
Between two and five years                                4             4
Over five years                                           9            10
Less: interest charges allocated to future periods       (6)           (5)

Total                                                    13            18

Obligations falling due within one year                   3             4

Obligations falling due after more than one year         10            14


23. Provisions for liabilities and charges

                                       Surplus                 Reed Travel    Deferred
                                       property   Acquisitions    Group       Taxation    Total
                                       --------   ------------    -----       --------    -----
                                                          (in (pound) millions)
At January 1, 1999                        --          3             33             --       36
Transfers                                 18         --             --              9       27
Provided                                  46         --             --             28       74
Utilised                                  --         (1)           (22)            --      (23)
Exchange translation differences          --         --             --             (1)      (1)

At December 31, 1999                      64          2             11             36      113


     The surplus property provision relates to lease obligations for various periods up to 2012 and represents estimated sub-lease shortfalls in respect of properties which have been, or are in the process of being, vacated. Where material, long-term obligations have been discounted.

     The Reed Travel Group provision in respect of recompense payments and credits due to customers. The majority of the remaining provision is expected to be utilised in 2000.

24. Combined share capitals

                                                     Issued and     Issued and
                                      Authorised     Fully Paid     Fully Paid
                                      ----------     ----------     ----------
                                        1999            1998            1999
                                        ----            ----            ----
                                                (in(pound)millions)
Reed International
Non equity shares                         --               4              --
Ordinary shares of 12.5p each            143             143             143
Unclassified shares of 12.5p each         41              --              --

Total                                    184             147             143


     Reed International's preference shares were repaid and cancelled during 1999.


                                                     Issued and     Issued and
                                      Authorised     Fully Paid     Fully Paid
                                      ----------     ----------     ----------
                                        1999            1998            1999
                                        ----            ----            ----
                                                  (in(e)millions)
Elsevier
Ordinary shares of e0.06 each            126             30               41


     Combined share capitals of (pound)168 million (1998 (pound)168 million) exclude the R-shares of Elsevier held by a subsidiary of Reed International.

     Details of share option schemes separately operated by Reed International and Elsevier are presented in the notes to their respective financial statements.

25. Leasing commitments

     The annual commitments under operating leases at December 31, 1999 are:


                                                                        Land and
                                                                        Buildings    Other
                                                                        ---------    -----
                                                                     (in(pound)millions)
Expiry of operating leases--  falling due within one year                  3           1
Expiry of operating leases--  falling due within two to five years        24           2
Expiry of operating leases--  falling due after five years                35           1

Total                                                                     62           4


26. Contingent liabilities

     There are contingent liabilities amounting to (pound)23 million (1998 (pound)32 million) in respect of borrowings of former subsidiaries and (pound)nil (1997 (pound)8 million) in respect of borrowings of joint ventures.

     A lawsuit has been filed in the United States against Reed Elsevier Inc. by Jurisline.com LLC ("Jurisline") seeking declaratory relief relating to copyrights and trademarks and challenging the validity of subscription agreements. It also alleges that Reed Elsevier Inc. has engaged in anti-competitive behaviour and seeks damages and injunctive relief. The lawsuit is being vigorously defended. In a related lawsuit, the Reed Elsevier subsidiary, Matthew Bender & Company, Inc. has filed a suit alleging that Jurisline has fraudulently obtained its products and has sought to use these products in developing a legal information service in breach of express contractual restrictions. Reed Elsevier fully expects the courts to reaffirm the enforceability of its contracts and dismiss the claims filed against Reed Elsevier Inc. A decision against Reed Elsevier could, however, have significant consequences across the information industry in relation to the protection of databases. A lawsuit has also been filed against Reed Elsevier Inc. and the Thomson Corporation by two practising attorneys in the U.S. Virgin Islands, alleging anti-competitive behaviour and misuse of copyright, claiming $6 billion in damages and penalties. The claim is regarded as baseless and Reed Elsevier expects that it will be successfully defended. No amounts have been provided in respect of the above claims.

     There are a number of other outstanding legal claims against the Combined Businesses but they are not considered to be material in the context of these financial statements.

27. Pension schemes

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

     The principal 1997 valuation assumptions were:

Actuarial  method                                      -- projected unit method
Annual  rate of  return on investments                 -- 8.0%
Annual increase in total pensionable remuneration      -- 6.0%
Annual rate of return                                  -- 3.5%
Annual increase in present and future pensions
  in payment                                           -- 4.0%


     The actuarial value placed on the assets was sufficient to cover 123% of the benefits that had accrued to members. The actuarial surplus is being spread as a level amount over the average remaining service lives of current employees, which has been assessed as eight years. The market value of the scheme's assets at the date of valuation was (pound)1,293 million, excluding assets held in respect of members' additional voluntary contributions. On the recommendation of the actuaries, no company contributions have been made to the scheme since April 1, 1989.

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

     The net pension charge was (pound)28 million (1998 (pound)22 million; 1997 (pound)25 million), including a net (pound)3 million (1998 (pound)4 million; 1997 (pound)1 million) SSAP 24 credit related to the main U.K. scheme. The net SSAP 24 credit on the main U.K. scheme comprises a regular cost of (pound)16 million (1998 (pound)15 million; 1997 (pound)19 million), offset by amortisation of the net actuarial surplus of (pound)19 million (1998 (pound)19 million; 1997 (pound)20 million). Pension contributions made in the year amounted to (pound)31 million (1998 (pound)26 million; 1997 (pound)26 million). A prepayment of (pound)127 million (1998 (pound)124 million; 1997 (pound)133 million) is included in debtors falling due after more than one year, representing the excess of the pension credit to the profit and loss account since 1988 over the amounts funded to the main U.K. scheme.

28. Statements of cash flows

                                                         1997      1998     1999
                                                         ----      ----     ----
                                                           (in(pound)millions)
Financing
Net movement in promissory notes and bank loans           255      181      (20)
Repayment of other loans                                 (151)      (3)    (176)
Issuance of other loans                                     4        2       --
Repayment of finance leases                                (6)      (6)      (6)
                                                          102      174     (202)
Issue of ordinary shares                                   21       18        9
Redemption of preference shares                            --       --       (4)
Redemption of minority interest preference shares          (3)      --       --

                                                          120      192     (197)


     The repayment of long term borrowings relates primarily to a U.S.$200 million Eurobond, Dfl125 million Private Placements and US$20 million of medium term notes which matured during the year. In 1998, (pound)3 million of Dutch guilder convertible loan stock was repaid on maturity. In 1997 a U.S.$150 million Eurobond and U.S.$80 million of medium term notes were repaid on maturity.

                                                 Short term
                                          Cash   investments  Borrowings  Total
                                          ----   -----------  ----------  -----
                                                     (in(pound)millions)
Reconciliation of net borrowings
At December 31, 1997                       110        734     (1,474)      (630)

Decrease in cash                           (84)        --         --        (84)
Decrease in short term investments          --        (63)        --        (63)
Increase in borrowings                      --         --       (174)      (174)

Change in net borrowings resulting
 from cash flows                           (84)       (63)      (174)      (321)
Inception of finance leases                 --         --        (10)       (10)
Exchange translation differences            --         11        (12)        (1)

At December 31, 1998                        26        682     (1,670)      (962)

Increase in cash                            59         --         --         59
Decrease in short term investments          --       (297)        --       (297)
Decrease in borrowings                      --         --        202        202

Change in net borrowings resulting
 from cash flows                            59       (297)       202        (36)
Inception of finance leases                 --         --        (11)       (11)
Exchange translation differences            (6)       (24)       (27)       (57)

At December 31, 1999                        79        361     (1,506)    (1,066)


     Net borrowings comprise cash and short term investments, loan capital, finance leases, promissory notes and bank loans and are further analysed in note 20.

     Discontinued operations contributed (pound)nil (1998 (pound)nil; 1997 (pound)80 million) to net cash inflow from operating activities.

                                                   1997       1998        1999
                                                   ----       ----        ----
                                                        (in(pound)millions)
Acquisitions
Purchase of businesses and subsidiary
 undertakings                                      (713)     (1,231)       (120)
Net payment of deferred consideration
 of prior year acquisitions                          --          --          (5)
Investment in joint ventures                        (12)         --         (19)
Purchase of fixed asset investments                  (1)         (1)        (22)

Total                                              (726)     (1,232)       (166)

     In 1997, of the (pound)12 million additions to joint ventures, (pound)10 million represents a cash contribution to the joint venture REZsolutions Inc., on its formation.

Exceptional net proceeds from sale/closure of businesses


                                                       1997      1998      1999
                                                       ----      ----      ----
                                                         (in(pound)millions)
Goodwill and intangible assets                          49        132         6
Net tangible assets                                     --         72        --
Provision made for losses on
 sale of businesses                                    (10)        --        --

                                                        39        204         6
Net profit                                              57        692         7

Consideration in respect of sale
 of businesses, net of expenses                         96        896        13
Deferred consideration received/
(amounts paid) in respect of prior year                 10          9        (8)
disposals

                                                       106        905         5
Amounts (receivable)/payable                            (2)         8        (2)

Net cash inflow                                        104        913         3


29. Summary of principal differences between U.K. and Dutch GAAP and U.S. GAAP

     The combined financial statements are prepared in accordance with U.K. and Dutch GAAP, which differ in certain significant respects from U.S. GAAP. These differences relate principally to the following items and the effect of material differences on profit and loss attributable and combined shareholders' funds is shown in the following tables.

Discontinued operations and sale of businesses

     Discontinued operations, as separately categorised in the profit and loss account under U.K. and Dutch GAAP and U.S. GAAP, may relate only to significant business segments. Under U.K. and Dutch GAAP, such businesses are separately segmented as discontinued only when sale transactions or closures have been completed. Under U.S. GAAP, such businesses are segmented as discontinued once formal commitment to sale or closure is made.

     Under U.S. GAAP net income from discontinued operations includes all operating results of the discontinued operations and the gain or loss on sale. Under U.K. and Dutch GAAP operating results from discontinued operations are disclosed as a separate segment within trading profit and the gain or loss on sale is disclosed as an exceptional item.

Goodwill and other intangible assets

     Under U.K. and Dutch GAAP and under U.S. GAAP, the Combined Businesses capitalise acquired goodwill and intangible assets which are amortised over their estimated useful lives up to a maximum period of 20 years.

     On adoption of FRS 10: Goodwill and Intangible Assets in the 1998 fiscal year remaining asset lives under U.S. GAAP were reviewed and determined consistently with those adopted under U.K. and Dutch GAAP. This re-evaluation significantly increased the periodic amortisation charge, as the unamortised value of existing assets, which were previously being amortised over periods up to 40 years, is amortised over shorter periods.

     In the year ended December 31, 1998, this resulted in a non-recurring amortisation charge of (pound)266 million attributable to goodwill and intangible assets which were fully written off in the year.

     The gross cost under U.S. GAAP, as at December 31, 1999, of goodwill is (pound)3,042 million (1998 (pound)2,958 million) and of other intangibles including those held in joint ventures is (pound)3,285 million (1998 (pound)3,161 million). Accumulated amortisation under U.S. GAAP, as at December 31, 1999, of goodwill is (pound)1,180 million (1998 (pound)877 million) and of other intangibles including those held in joint ventures is (pound)1,174 million (1998 (pound)994 million).

Deferred taxation

     Under Dutch GAAP, deferred taxation is provided in full. Under U.K. GAAP, deferred taxation is only provided to the extent an asset or liability is expected to crystallise.

     In the combined financial statements deferred tax is provided in full using the liability method. There is no material difference between this full provision policy and the partial provision method required under U.K. GAAP. Under U.S. GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance on deferred tax assets where applicable, in accordance with SFAS 109, Accounting for Income Taxes. The principal adjustments to apply U.S. GAAP are deferred taxation on temporary differences arising from amortisation under U.S. GAAP of goodwill and intangible assets and the recognition of deferred tax assets on other timing differences.

29. Summary of principal differences between U.K. and Dutch GAAP and U.S. GAAP - (continued)

Acquisition accounting

     Prior to the introduction of U.K. financial reporting standard FRS7: Fair Values In Acquisition Accounting which was effective in respect of 1995 and subsequent years, under U.K. and Dutch GAAP certain items, such as integration costs incurred in the Combined Businesses' existing operations and the costs of commitments and developments in progress, may have been provided as part of the purchase accounting adjustments on acquisition. Under U.S. GAAP some of these items are only expensed when the costs are incurred. Under FRS7, provisions for restructuring and integration costs may no longer be provided as part of purchase accounting.

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

     Under U.S. GAAP plan assets are valued by reference to market-related values at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on fixed or inflation-linked bonds. Under U.K. GAAP pension plan assets and liabilities are based on the results of the latest actuarial valuation. Pension assets are valued at discounted present value determined by expected future income. Liabilities are assessed using the expected rate of return on plan assets.

Short term obligations expected to be refinanced

     Under U.S. GAAP, where it is intended to refinance short term obligations on a long term basis and this is supported by an ability to consummate the refinancing, such short term obligations should be excluded from current liabilities and shown as long term obligations. Under U.K. and Dutch GAAP, such obligations can only be excluded from current liabilities where, additionally, the debt and the facility are under a single agreement or course of dealing with the same lender or group of lenders. Short term obligations totalling, as at December 31, 1999, (pound)395 million (1998 (pound)602 million) would thus be excluded from current liabilities under U.S. GAAP and shown as long term obligations.

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

Exceptional items

     Exceptional items are material items within the Combined Businesses' ordinary activities which under U.K. and Dutch GAAP are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under U.S. GAAP and are considered a part of operating results.

Adjusted earnings

     In the combined financial statements adjusted profit and cash flow measures are presented as permitted by U.K. and Dutch GAAP as an additional performance measure. See note 1 and note 10. U.S. GAAP does not permit the presentation of alternative earnings measures. Accordingly, adjusted profit is not regarded as an alternative performance measure under U.S. GAAP.

Stock based compensation

     SFAS 123: Accounting for stock based compensation establishes a fair value based method of accounting for stock based compensation plans and encourages the recognition of the compensation cost on this basis in the income statement. Where the cost is not recognised the proforma effect of the valuation method on net income must be disclosed. Under U.K. and Dutch GAAP the compensation element is not required to be recognised in net income.

     The disclosure only provisions of SFAS 123 have been adopted. If compensation costs based on fair value at the grant dates had been recognised net (loss)/income under U.S. GAAP would have been (increased)/reduced by (pound)5 million in the year ended December 31, 1999 (1998 (pound)2 million).

29. Summary of principal differences between U.K. and Dutch GAAP and U.S. GAAP - (continued)

Recently Issued Accounting Pronouncements

     SFAS 133: Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. The standard requires all derivative instruments to be valued at fair value in the balance sheet and is effective for financial years beginning after June 15, 2000. Changes in fair value are accounted for through the income statement or comprehensive income statement depending on whether the derivative is designated as a hedging instrument and, if appropriate, its effectiveness as a hedging instrument. The impact of adopting the standard cannot be reasonably estimated at this time. Under U.K. and Dutch GAAP the fair value of derivative instruments is a disclosure item and is not accounted for in the financial statements.

     In the U.K. and the Netherlands exposure drafts have been issued for comment by the relevant accounting standards authorities which propose amendments to accounting for deferred taxation under U.K. GAAP, and pension accounting under both U.K. GAAP and Dutch GAAP. The impact of adopting any resulting accounting standard cannot be reasonably estimated at this time.

Effects on net income of material differences between U.K. and Dutch GAAP and U.S. GAAP:

                                                      Year ended December 31,
                                                    ----------------------------
                                                    1997       1998        1999
                                                    ----       ----        ----
                                                        (in(pound)millions)
(Loss)/profit attributable income
 under U.K. and Dutch GAAP                          (14)        772         (63)
U.S. GAAP adjustments:
 Amortisation of goodwill and other
 intangibles                                          1        (477)        (83)
 Deferred taxation                                   32          77          67
 Acquisition accounting                              (1)        (10)         (1)
 Sale and lease back                                  1           6          --
 Pensions                                            23          30           6
 Other items                                          1          --           1

Net income/(loss) under U.S. GAAP                    43         398         (73)

Analysed:
 Continuing operations                                3        (122)        (73)
 Discontinued operations
  --income from operations                           40          (1)         --
  --gain on sales                                    --         521          --

                                                     43         398         (73)

Effects on combined shareholders' funds of material differences between U.K. and Dutch GAAP and U.S. GAAP:

                                                                At December 31,
                                                             -------------------
                                                               1998        1999
                                                               ----        ----
                                                             (in(pound)millions)
Combined shareholders' funds under U.K
 and Dutch GAAP                                              2,130        1,855
U.S. GAAP adjustments:
 Goodwill and other intangibles                                637          553
 Deferred taxation                                            (242)        (180)
 Acquisition accounting                                          8            8
 Pensions                                                       57           63
 Other items                                                    (1)          (3)
 Ordinary dividends not declared in the period                 244          127

Combined shareholders' funds under U.S. GAAP                 2,833        2,423


Cash Flow Information

     Cash flows under U.K. and Dutch GAAP in respect of taxation, returns on investment, dividends received from joint ventures and servicing of finance would be included within operating activities under SFAS 95. Under SFAS 95 cash is aggregated for cash flow statements with cash equivalents, being short term investments with original maturities of three months or less.

29. Summary of principal differences between U.K. and Dutch GAAP and U.S. GAAP - (continued)

     Under U.S. GAAP, the following amounts would be reported:

                                                        Year ended December 31,
                                                       -------------------------
                                                       1997      1998      1999
                                                       ----      ----      ----
                                                           (in(pound)millions)
Net cash provided by operating activities
 (including joint ventures)                             708       501       584
Net cash used in investing activities                  (762)     (478)     (286)
Net cash used in financing activities                  (244)     (428)     (341)

Net decrease in cash and cash equivalents              (298)     (405)      (43)

Reconciliation of cash and cash equivalents:

 Cash under U.K. and Dutch GAAP                         110        26        79
 Current asset investments with original
 maturity within 3 months                               704       394       268

Cash and cash equivalents under U.S. GAAP               814       420       347


Comprehensive Income Information

     SFAS 130: Reporting Comprehensive Income, requires that all items that are required to be recognised as components of comprehensive income under U.S. accounting standards are reported in a separate financial statement. Under U.S. GAAP comprehensive (loss)/income for the year ended December 31, 1999 would be (pound)(46) million (1998 (pound)389 million; 1997 (pound)44 million). Comprehensive income under U.S. GAAP comprises net income for the financial year, adjustments to the fair value of marketable securities and exchange translation differences.

     Under U.S. GAAP, the following amounts would be reported:

                                                         Year ended December 31,
                                                         -----------------------
                                                         1997    1998      1999
                                                         ----    ----      ----
                                                           (in(pound)millions)
Net income/(loss) under U.S. GAAP                         43      398       (73)
Unrealised gains on marketable securities
 --arising in the year                                    --       11         1
 --recognised in net income/(loss)                        --       (7)       (3)
Exchange translation differences                           1      (13)       29

Comprehensive income/(loss) under U.S. GAAP               44      389       (46)


Pensions- U.K. Scheme

     Reed Elsevier operates a number of pension schemes around the world. The major schemes are of a defined benefit type with assets held in separate trustee administered funds.

     The most significant scheme is the main U.K. scheme which covers the majority of U.K. employees. The main U.K. pension scheme is much more significant than the other Reed Elsevier pension schemes because it includes substantial numbers of pensioners and deferred pensioners retained when the manufacturing business of Reed International were divested in the late 1980's.

     The scheme is funded to cover future pension liabilities, including expected future earnings and pension increases, in respect of service up to the balance sheet date. The net pension costs/(credits) in respect of this scheme calculated in accordance with SFAS 87 were as follows:


                                                       Year ended December 31,
                                                     ---------------------------
                                                     1997       1998        1999
                                                     ----       ----        ----
                                                        (in(pound)millions)
Service costs--  benefits earned
 during the year                                     20          22          34
Interest cost on projected benefit
 obligations                                         78          68          66
Actual return on plan assets                       (105)       (102)        (99)
Net amortisation and deferral                       (18)        (21)         (6)

Net periodic pension credits                        (25)        (33)         (5)

29. Summary of principal differences between U.K. and Dutch GAAP and U.S. GAAP - (continued)

     The following table sets forth the funded status under SFAS 87 of the main U.K. scheme:

                                                     Year ended December 31,
                                                 -----------------------------
                                                 1997        1998         1999
                                                 ----        ----         ----
                                                     (in(pound)millions)
Projected benefit obligation                     (924)      (1,205)      (1,301)
Plan assets at fair value                       1,462        1,530        1,776

Excess of plan assets                             538          325          475
 Unrecognised net gain                           (329)        (120)        (269)
 Unrecognised net transition asset                (64)         (51)         (43)
 Unrecognised prior service cost                   14           23           19

Prepaid pension cost                              159          177          182


                                                     Year ended December 31,
                                                 -----------------------------
                                                 1997        1998         1999
                                                 ----        ----         ----
                                                     (in(pound)millions)
Projected benefit obligation

Balance at January 1                              897          924        1,205
 Service cost                                      20           22           34
 Interest cost                                     78           68           66
 Prior service cost                                --           20           --
 Plan amendments                                   --           --           --
 Actuarial (loss)/gain                            (33)         288           55
 Contributions                                      5            4            3
 Disbursements                                    (43)         (46)         (62)
 Settlement and curtailment
 on disposal of businesses                         --          (75)          --

Balance at December 31                            924        1,205        1,301


                                                     Year ended December 31,
                                                 -----------------------------
                                                 1997        1998         1999
                                                 ----        ----         ----
                                                     (in(pound)millions)
Fair value of assets

Balance at January 1                            1,277        1,462        1,530
 Actual return                                    223          221          305
 Contributions                                      5            4            3
 Disbursements                                    (43)         (46)         (62)
 Settlement and curtailment
 on disposal of businesses                         --         (111)          --

Balance at December 31                          1,462        1,530        1,776


                                                     Year ended December 31,
                                                 -----------------------------
                                                 1997        1998         1999
                                                 ----        ----         ----
                                                     (in(pound)millions)
Prepaid pension cost

Balance at January 1                              134          159          177
 Net Periodic Cost                                 25           33            5
 Settlement and curtailment
 on disposal of businesses                         --          (15)          --

Balance at December 31                            159          177          182

29. Summary of principal differences between U.K. and Dutch GAAP and U.S. GAAP - (continued)

     The principal assumptions used were:


                                   1997           1998             1999
                                   ----           ----             ----
Discount rate                       8%             7%              5.25%
Salary increases                    6%             5.5%            5.0%
Investment return                   8%             8%              6.5%
Pension increases                   4%             3.5%            3.0%


     Plan assets are invested primarily in equities, index-linked securities and liquid assets.

Pensions- U.S. Schemes

     The main U.S. pension schemes cover approximately 14,000 of the U.S. employees. The benefits are based on years of service and the employees' compensation. The funding policy is to contribute at least the minimum amount required by law. The net pension costs/(credits) in respect of this scheme calculated in accordance with SFAS 87 were as follows:

                                                       Year ended December 31,
                                                       -----------------------
                                                     1997       1998        1999
                                                     ----       ----        ----
                                                         (in(pound)millions)
Service costs-- benefits earned
 during the year                                        9         13         18
Interest cost on projected benefit
 obligations                                           10         11         12
Actual return on plan assets                          (24)       (17)       (14)
Net amortisation and deferral                          14          4         --

Net periodic pension cost                               9         11         16


     The following table sets forth the funded status under SFAS 87 of the main U.S. schemes:

                                                       Year ended December 31,
                                                       -----------------------
                                                     1997       1998        1999
                                                     ----       ----        ----
                                                         (in(pound)millions)
Projected benefit obligation                       (141)       (167)       (159)
Plan assets at fair value                           143         160         175

Excess/(deficit) of plan assets                       2          (7)         16
 Unrecognised net transition
 liability                                          (22)        (20)        (48)
 Unrecognised prior service cost                      1          --          (9)

Accrued pension cost                                (19)        (27)        (41)


                                                       Year ended December 31,
                                                       -----------------------
                                                     1997       1998        1999
                                                     ----       ----        ----
                                                         (in(pound)millions)
Projected benefit obligation
Balance at January 1                              120          141          167
 Service cost                                       9           13           18
 Interest cost                                     10           11           12
 Plan amendments                                   --           (6)          --
 Actuarial gain                                     8           15          (29)
 Disbursements                                     (6)          (7)          (9)

Balance at December 31                            141          167          159

29. Summary of principal differences between U.K. and Dutch GAAP and U.S. GAAP - (continued)

                                                  Year ended December 31,
                                                  -----------------------
                                               1997          1998          1999
                                               ----          ----          ----
                                                     (in(pound)millions)
Fair value of assets

Balance at January 1                            118           143           160
 Actual return                                   24            17            20
 Contributions                                    7             7             4
 Disbursements                                   (6)           (7)           (9)

Balance at December 31                          143           160           175


                                                  Year ended December 31,
                                                  -----------------------
                                               1997          1998          1999
                                               ----          ----          ----
                                                     (in(pound)millions)
Accrued pension cost

Balance at January 1                            (17)          (19)          (27)
 Additional obligations                          --            (4)           (2)
 Net Periodic Cost                               (9)          (11)          (16)
 Contributions                                    7             7             4

Balance at December 31                          (19)          (27)          (41)


     The principal assumptions used were:


                                               Year ended December 31,
                                               -----------------------
                                      1997             1998             1999
                                      ----             ----             ----
                                                  (in(pound)millions)
Discount rate                         7.50%            6.75%            8.00%
Salary increases                  4.0% to 5.0%     4.5% to 5.0%     4.5% to 5.0%
Investment return                     9.50%            9.50%            9.25%


     Plan assets are invested primarily in listed stocks and U.S. bonds.

                                  REED ELSEVIER

SCHEDULE II

                        VALUATION AND QUALIFYING ACCOUNTS


                                       Balance at
                                       beginning   Cost and     Other                 Balance at
                                        of year    expenses   movements  Deductions   end of year
                                        -------    --------   ---------  ----------   -----------
                                                       (in (pound) millions)
Year ended December 31, 1997
 Allowance for doubtful receivables       38          19         (5)        (13)         39
Year ended December 31, 1998
 Allowance for doubtful receivables       39          18           1        (13)         45
Year ended December 31, 1999
 Allowance for doubtful receivables       45          14          --        (13)         46

Year ended December 31, 1997
 Provisions against stocks                42           4         (1)         (5)         40
Year ended December 31, 1998
 Provisions against stocks                40           9          --        (10)         39
Year ended December 31, 1999
 Provisions against stocks                39           5          --         (2)         42

                            REED INTERNATIONAL P.L.C.

                        CONSOLIDATED FINANCIAL STATEMENTS

                        REPORT OF INDEPENDENT ACCOUNTANTS

     To the Board of Directors and Shareholders of Reed International P.L.C.

     We have audited the accompanying consolidated balance sheets as of December 31, 1999 and 1998, and the related consolidated profit and loss accounts and statements of total recognised gains and losses, changes in shareholders' funds and cash flows for the three years ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Reed International P.L.C. and its subsidiaries at December 31, 1999 and 1998 and the results of their operations and their cash flows for the three years ended December 31, 1999 in conformity with accounting principles generally accepted in the United Kingdom (which differ in certain material respects from generally accepted accounting principles in the United States -- see note 17).




DELOITTE & TOUCHE
Chartered Accountants & Registered Auditors
London, England
February 23, 2000

                            REED INTERNATIONAL P.L.C.
                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS



                                                                             Year ended December 31,
                                                                  Notes       1997       1998        1999
                                                                  -----       ----       ----        ----
                                                                 (in(pound)millions except per share amounts)
Turnover

 Share of turnover in joint ventures                                          1,808      1,688       1,793
 Less: share of turnover in joint ventures                                   (1,808)    (1,688)     (1,793)

                                                                                 --          --         --

Administrative expenses                                                          (1)        (1)         (1)

Operating loss (before joint ventures)                                           (1)        (1)         (1)

Share of operating profit of joint ventures:

 Before exceptional items and amortisation                            3         449        419         414
 Amortisation of goodwill and intangible assets                       3        (153)      (176)       (197)
 Exceptional items                                                    3        (266)       (42)       (126)

                                                                                 30        201          91

Operating profit including joint ventures                                        29        200          90

Non-operating exceptional items                                                  (1)        (5)          --
Share of non-operating exceptional items of joint ventures            3          30        366           4

                                                                                 29        361           4

Net interest

 Group                                                                5           3          5           3
 Share of net interest of joint ventures                                        (36)       (26)        (46)

                                                                                (33)       (21)        (43)

Profit on ordinary activities before taxation                                    25        540          51
Tax on profit on ordinary activities                                  6         (52)      (144)        (90)

(Loss)/profit attributable to ordinary shareholders                             (27)       396        (39)

Basic (loss)/earnings per ordinary share (pence)                      7        (2.4)p     34.7p      (3.4)p

Diluted (loss)/earnings per ordinary share (pence)                    7        (2.4)p     34.6p      (3.4)p


     Administrative expenses include (pound)510,000 (1998: (pound)388,000, 1997:
(pound)529,000) paid in the year to Reed Elsevier plc under a contract for the services of the directors and administrative support. In 1998 non-operating exceptional costs of (pound)4,986,000 (1997 : (pound)1,443,000) were paid to Reed Elsevier plc in respect of professional fees and other expenses relating to the abandoned merger of Reed International, Elsevier and Wolters Kluwer nv businesses.

     1997 figures were restated on the introduction in 1998 of U.K. accounting standards to include retrospective amortisation of goodwill and intangible assets (FRS 10) and additional information in respect of joint ventures (FRS 9).

     The above amounts derive from continuing activities. The historical cost profits and losses are not materially different from the results disclosed above.

     The accompanying notes on pages F-45 to F-52 are an integral part of these consolidated financial statements

                            REED INTERNATIONAL P.L.C.

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                      Year ended December 31,
                                                      -----------------------
                                                    1997       1998        1999
                                                    ----       ----        ----
                                                      (in(pound)millions)
(Loss)/profit attributable to
 ordinary shareholders                              (27)        396         (39)
Exchange translation differences                     (6)         (2)          9

Total recognised gains and
 losses for the year                                (33)        394         (30)


     Recognised gains and losses include losses of(pound)37 million (1998 gains of(pound)396 million; 1997 losses of(pound)(33) million) in respect of joint ventures.


     The accompanying notes on pages F-45 to F-52 are an integral part of these consolidated financial statements

                            REED INTERNATIONAL P.L.C.

                           CONSOLIDATED BALANCE SHEETS

                                                       At December 31,
                                                       ---------------
                                                Notes        1998          1999
                                                -----        ----          ----
                                                      (in(pound)millions)
Fixed assets Investments in
 joint ventures:

 Share of gross assets                                       3,081        2,825
 Share of gross liabilities                                 (2,015)      (1,968)

Share of net assets                                 9        1,066          857

Current assets

 Debtors                                           10          224          233
 Short term investments                             2           --

                                                               226          233
Creditors: amounts falling
 due within one year                               11         (129)         (73)

Net current assets                                              97          160

Total assets less current
 liabilities                                                 1,163        1,017
Creditors: amounts falling
 due after more than one year                      12          (36)         (36)

Net assets                                                   1,127          981

Capital and reserves

 Redeemable preference shares                      13            3           --
 Non-redeemable preference shares                  13            1           --
 Called up share capital                           13          143          143
 Share premium account                                         229          233
 Capital redemption reserve                                     --            4
 Profit and loss reserve                                       751          601

Shareholders' funds                                          1,127          981


      Contingent liabilities -- See note 14.

     The accompanying notes on pages F-45 to F-52 are an integral part of these consolidated financial statements

                            REED INTERNATIONAL P.L.C.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                             Year ended December 31,
                                                             -----------------------
                                                  Notes         1997       1998        1999
                                                  -----         ----       ----        ----
                                                             (in(pound)millions)
Operating loss (before joint ventures)                           (1)        (1)          (1)
Non-operating exceptional items                                  (1)        (5)          --
Net movement in debtors and creditors                            --          1           (1)

Net cash outflow from operating
 activities                                                      (2)        (5)         (2)

Dividends received from Reed Elsevier plc                       158        171         172

 Interest received                                                6          5           3
 Interest paid                                                   (4)        --          --

Returns on investments and servicing of
 finance                                                          2          5           3

Taxation                                                         (1)        (1)          7

Equity dividends paid                                          (158)      (169)       (173)

Net cash (outflow)/inflow before changes
 in short term investments and financing                         (1)         1           7
Decrease in short term investments                   15          --         --           2
 Issue of ordinary shares less capital
  redemption                                                     15         14          --
 Increase in net funding balances to
  Reed Elsevier plc group                            15         (14)       (15)         (9)


Financing                                                         1         (1)         (9)

Change in cash                                                   --         --          --



     The accompanying notes on pages F-45 to F-52 are an integral part of these consolidated financial statements

                            REED INTERNATIONAL P.L.C.

            STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS' FUNDS

(pound)1 Preference Shares
12.5p Ordinary Shares

                                                                                    Share       Capital    Profit and
                                             Non-                     Share        premium    redemption      loss     Shareholders
                              Redeemable  redeemable  Number         capital       account      reserve      reserve        funds
                              ----------  ----------  ------         --------      --------   ----------   ----------  ------------
                              ((pound)    ((pound)                   ((pound)      ((pound)    ((pound)     ((pound)      ((pound)
                               million)    million)     '000         million)      million)     million)     million)      million)
Balance at December 31, 1996      3             1     1,136,054          142          201           --          744         1,091
 Loss attributable to ordinary
  shareholders                   --            --            --           --           --           --          (27)          (27)
 Ordinary dividends              --            --            --           --           --           --         (167)         (167)
 Exchange translation
  differences and other items    --            --            --           --           --           --          (17)          (17)
 Issue of ordinary shares on
  exercise of share options      --            --         4,345            1           14           --           --            15
Balance at December 31, 1997      3             1     1,140,399          143          215           --          533           895
 Profit attributable to
  ordinary shareholders          --            --            --           --           --           --          396           396
 Ordinary dividends              --            --            --           --           --           --         (172)         (172)
 Exchange translation
  differences and other items    --            --            --           --           --           --           (6)           (6)
 Issue of ordinary shares on
  exercise of share options      --            --         4,100           --           14           --           --            14
Balance at December 31, 1998      3             1     1,144,499          143          229           --          751         1,127
 Loss attributable to
  ordinary shareholders          --            --            --           --           --           --          (39)          (39)
 Ordinary dividends              --            --            --           --           --           --         (116)         (116)
 Exchange translation
 differences and other items     --            --            --           --           --           --            9             9
 Redemption of preference
  share capital                  (3)           (1)           --           --           --            4           (4)           (4)
 Issue of ordinary shares on
  exercise of share options      --            --         1,132           --            4           --           --             4
Balance at December 31, 1999     --            --     1,145,631          143          233            4          601           981


     The accumulated exchange translation differences included in reserves are (pound)(79) million (December 31, 1998 (pound)(88) million; December 31, 1997 (pound)(86) million).

     At December 31, 1999 Reed International's share of the revenue reserves of the Combined Businesses is (pound)712 million (1998 (pound)851 million; 1997 (pound)633 million).

     The accompanying notes on pages F-45 to F-52 are an integral part of these consolidated financial statements

                            REED INTERNATIONAL P.L.C.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of financial statements

     On January 1, 1993 Reed International and Elsevier contributed their businesses to two companies, Reed Elsevier plc and Elsevier Reed Finance BV. Reed Elsevier plc, which owns all the publishing and information businesses, is incorporated in England and Elsevier Reed Finance BV, which owns the financing and treasury companies, is incorporated in the Netherlands. Reed International and Elsevier each hold a 50% interest in Reed Elsevier plc. Reed International holds a 46% interest in Elsevier Reed Finance BV with Elsevier holding a 54% interest. In addition, Reed International has a 5.8% interest in Elsevier reflecting the relative market capitalisations of the two companies on which the financial terms of the Merger.

     Under equalisation arrangements entered into at the time of the Merger, ordinary shareholders of Reed International and Elsevier enjoy substantially equivalent dividend and capital rights with respect to their Ordinary Shares in the profit and net assets of the Combined Businesses, comprising the separate legal entities of Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures. These arrangements are such that, with respect to dividend and capital rights, one Elsevier Ordinary Share is, in broad terms, intended to confer equivalent economic interests to 1.538 of a Reed International Ordinary Share. As a result of the equalisation arrangements, Reed International shareholders have a 52.9% economic interest in the net income of the Combined Businesses.

2. Accounting policies

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

     The consolidated financial statements include Reed International's 52.9% economic interest that shareholders have under the equalisation arrangements in the Combined Businesses, accounted for on a gross equity basis.

Determination of profit

     The Reed International share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed International shareholders in the Combined Businesses after taking account of results arising in Reed International and its subsidiary undertakings. Dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the benefits of the U.K. tax credit received by certain Reed International shareholders. In these financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises only on dividends paid by Reed International to its shareholders and reduces the attributable earnings of the company by 47.1% of the total amount of the tax credit.

Basis of valuation of assets and liabilities

     Reed International's 52.9% economic interest in the net assets of the Combined Businesses has been shown on the balance sheet as interests in joint ventures, net of the assets and liabilities reported as part of Reed International and its subsidiary undertakings.

Translation of foreign currencies into sterling

     Profit and loss items are translated at average exchange rates. In the consolidated balance sheet, assets and liabilities are translated at rates ruling at the balance sheet date or contracted rates where applicable. The gains or losses relating to the re translation of Reed International's 52.9% economic interest in the net assets of the Combined Businesses are taken directly to reserves.

Taxation

     Deferred taxation is provided in full for timing differences using the liability method. There is no material difference between this full provision policy and the partial provision method required under U.K. GAAP. No provision is made for tax which might become payable on the distribution of retained profits by foreign subsidiaries or joint ventures, unless there is an intention to distribute such retained profits giving rise to a charge. The potential deferred tax has not been quantified.

3. Income from interests in joint ventures

                                                       1997      1998      1999
                                                       ----      ----      ----
                                                        (in(pound)millions)
Share of operating profit before
 amortisation and exceptional items
Reed Elsevier combined results (50%)                    443       407       396
Elsevier NV's result (5.8%)                              25        23        23
Share of operating profit before
 amortisation and exceptional items
 (based on 52.9% economic interest
 in the Reed Elsevier combined businesses)              468       430       419
Effect of tax credit equalisation on
 distributed earnings (note 4)                          (20)      (12)       (6)
Items consolidated within Reed
 International group                                      1         1         1
Attributable share                                      449       419       414

Share of amortisation
Attributable share                                     (153)     (176)     (197)

Share of exceptional items charged
 to operating profit
Attributable share                                     (266)      (42)     (126)

Share of non operating exceptional items
Reed Elsevier combined results (52.9%)                   29       361         4
Items consolidated within Reed
 International group                                      1         5         0

Attributable share                                       30       366         4


4. Effect of tax credit equalisation on distributed earnings

     The equalisation adjustment arises only on dividends paid by Reed International to its shareholders and reduces the attributable earnings of the company by 47.1% of the total amount of the tax credit; see note 2.

5. Net interest income/(expense)

                                                        1997      1998     1999
                                                        ----      ----     ----
                                                         (in(pound)millions)
Interest payable and similar charges
 On loans from Reed Elsevier plc group                   (4)       (4)       (4)
Interest receivable and similar income
 On loans to Reed Elsevier plc group                      7         9         7

Net interest income                                       3         5         3

6. Tax on profit on ordinary activities

                                                      1997       1998       1999
                                                      ----       ----       ----
                                                         (in(pound)millions)
U.K. Corporation Tax (1999 30.25%;
 1998 31.0%; 1997 31.5%)                                 1          1        (5)
Share of tax arising in joint ventures:
 Before amortisation and exceptional items             112        106       103
 On amortisation and exceptional items                 (61)        37        (8)

                                                        52        144        90


     The share of tax arising in joint ventures is high as a proportion of the share of profit before tax due to non-tax deductible amortisation, the non-recognition of potential deferred tax assets and taxes arising on business consolidation in the programme of reorganisation within the joint ventures.

7. Basic and diluted earnings per ordinary share

     The basic earnings per ordinary share for each financial period is calculated as follows:

                                                 Weighted
                                                 average          Basic
                                                number of     earnings/(loss)
                               Earnings/(loss)   ordinary       per ordinary
                                  (in(pound)      shares          share
                                (in millions)   (in millions)   (in pence)
                                -------------   -------------   ----------
Year ended December 31, 1999         (39)         1,145.1        (3.4)p
Year ended December 31, 1998         396          1,142.6        34.7p
Year ended December 31, 1997         (27)         1,138.9        (2.4)p

     The diluted earnings per ordinary share for each financial period is calculated as follows:


                                                 Weighted
                                                 average          Basic
                                                number of     earnings/(loss)
                               Earnings/(loss)   ordinary       per ordinary
                                  (in(pound)      shares          share
                                (in millions)   (in millions)   (in pence)
                                -------------   -------------   ----------
Year ended December 31, 1999        (39)           1,145.3         (3.4)p
Year ended December 31, 1998        396            1,144.6         34.6p
Year ended December 31, 1997        (27)           1,143.3         (2.4)p

     Diluted earnings/(loss) per ordinary share are calculated after taking account of the effect of share options.

8. Dividends paid and proposed

                                             1997        1998        1999
                                             ----        ----        ----
                                             (in(pound)millions except per
                                                      share amounts)
First interim                                  50           52          53
Final (1997 Second Interim)                   117          120          63

Total                                         167          172         116

Per 12.5p Ordinary Share

 First interim                               4.40p        4.60p       4.60p
 Final (1997 Second interim)                10.20p       10.40p       5.40p

Total                                       14.60p       15.00p      10.00p


     Dividends in respect of preference shares of Reed International paid in 1999 amounted to (pound)0.1 million (1998 (pound)0.2 million; 1997 (pound)0.2 million).

9. Fixed asset investments

                                                            1998            1999
                                                            ----            ----
                                                            Investment in joint
                                                                 ventures
                                                            --------------------
                                                            (in(pound)millions)
At January 1,                                               845           1,066
 Share of operating profit                                  201              91
 Share of non operating
  exceptional items                                         366               4
 Share of net interest payable                              (26)            (46)

Share of profit before tax                                  541              49
 Share of taxation                                         (143)            (95)

Share of profit/(loss) after tax                            398             (46)

 Dividends received                                        (171)           (172)
 Exchange translation differences
  and other items                                            (6)              9

At December 31,                                           1,066             857


     The investment in joint ventures comprises the group's share at the following amounts of:

                                                          1998           1999
                                                          ----           ----
                                                          (in(pound)millions)
Fixed assets                                             2,160            2,066
Current assets                                             921              759
Creditors: amounts falling due
 within one year                                        (1,571)          (1,576)
Creditors: amounts falling due
 after more than one year                                 (422)            (328)
Provisions                                                 (19)             (60)
Minority interests                                          (3)              (4)

                                                         1,066              857


     Included within share of current assets and creditors are cash and short term investments of (pound)233 million (1998 (pound)374 million) and borrowings of (pound)797 million (1998 (pound)883 million) respectively.

10. Debtors

                                                       1998        1999
                                                       ----        ----
                                                      (in(pound)millions)
Amounts owed by Reed Elsevier plc group                 224         233


     Amounts falling due after more than one year are (pound)40 million (1998 (pound)40 million), denominated in sterling at a fixed rate of 9.8% (1998 9.8%) for a duration of eight years (1998 nine years). At December 31, 1999 these amounts had a fair value of (pound)44 million (1999 (pound)47 million).

11. Creditors: amounts falling due within one year

                                                              1998        1999
                                                              ----        ----
                                                            (in(pound)millions)
Proposed dividends                                          120               63
Taxation                                                      7                9
Other creditors                                               2                1

Total                                                       129               73


12. Creditors: amounts falling due after more than one year

                                                               1998        1999
                                                               ----        ----
                                                             (in(pound)millions)
Amounts owed to Reed Elsevier plc group                        36          36


     These amounts are denominated in sterling at a fixed rate of 10.5% (1998 10.5%) for a duration of six years (1998 seven years). At December 31, 1999 these amounts had a fair value of (pound)44 million (1998 (pound)47 million).

13. Share capital

                                                     Issued and  Issued and
                                                     Fully Paid  Fully Paid
                                             1999       1998        1999
                                             ----       ----        ----
                                                 (in(pound)millions)
Preference shares (cumulative)
 of(pound)1.00 each
Redeemable at par at the option
 of the company
 3.15%                                         --          2          0
 3.85%                                         --          1          0
Non-redeemable

 3.50%                                          0          0          0
 4.90%                                         --          1          0

Non equity shares                              --          4          0
Ordinary shares of 12.5p each                 143        143        143
Unclassified shares of 12.5p each              41          0          0

Total                                         184        147        143


     Details of shares issued under share option schemes are set out in note 16.

     A reduction of capital was approved at the Annual General Meeting in April 1999, involving the cancellation and repayment of Reed International's entire non-equity share capital. The reduction became effective on May 14, 1999, following which 1,500,000 3.15% preference shares of (pound)1 each, 1,200,000 3.85% preference shares of (pound)1 each, 317,766 3.50% preference shares of (pound)1 each and 1,050,587 4.90% preference shares of (pound)1 each were repaid at par, plus accrued dividend.

14. Contingent liabilities

     There are contingent liabilities in respect of borrowings of the Reed Elsevier plc group and Elsevier Reed Finance BV group guaranteed by Reed International as follows:

                                                               1998        1999
                                                               ----        ----
                                                             (in(pound)millions)
Borrowings of Reed Elsevier plc
  group and Elsevier Reed Finance BV group
 Guaranteed jointly and severally with Elsevier                1,616       1,431
 Guaranteed solely by Reed International                           2           1

Total                                                          1,618       1,432


     Financial instrument disclosures in respect of borrowings covered by the above guarantees are given in note 21 to the Reed Elsevier Combined Financial Statements.

15. Statements of cash flows

                                                           Net
                                                         funding
                                                        balances
                                        Short term      with Reed
                                           asset        Elsevier
                                         investments    plc group         Total
                                         -----------    ---------         -----
                                              (in (pound) millions)
Reconciliation of net borrowings

At December 31, 1996                         2              159             161
Cash flow                                    0               14              14

At December 31, 1997                         2              173             175
Cash flow                                    0               15              15

At December 31, 1998                         2              188             190
Cash flow                                   (2)               9               7

At December 31, 1999                         0              197             197

16. Share option schemes

     Reed Elsevier plc operates a savings related share option scheme which is open to all U.K. employees of Reed Elsevier plc and participating companies under its control who are in employment on a predetermined date prior to the date of invitation. The following options have been granted over Reed International Ordinary Shares, and may be exercised at the end of the savings period at a price equivalent to not less than 80% of the market value of the Reed International Ordinary Shares at the time of grant.

     Transactions during the three financial periods ended December 31, 1999, adjusted for the subdivision of Reed International Ordinary Shares, were:

                                                 Number of         Exercise
                                                 Ordinary            price
                                                  Shares            (pence)
                                               -----------        ------------
Outstanding at December 31, 1996                6,561,134
 Granted                                        1,541,679            449.8
 Exercised                                     (1,098,407)         199.8-475.8
 Lapsed                                          (566,923)

Outstanding at December 31, 1997                6,437,483
 Granted                                          881,830            499.2
 Exercised                                     (2,032,556)           263-499.2
 Lapsed                                        (1,339,934)

Outstanding at December 31, 1998                3,946,823
 Granted                                        1,251,005            430
 Exercised                                       (663,233)           263-499.2
 Lapsed                                          (755,857)

Outstanding at December 31, 1999                3,778,738


     The above options will be met by the issue of new Reed International Ordinary Shares. Options outstanding at December 31, 1999 were exercisable by January 31, 2005. No options had vested at December 31, 1999.

     Reed Elsevier plc operates an executive share option scheme and options are granted to selected full time employees of Reed Elsevier plc. The options are granted over Reed International Ordinary Shares, and are normally exercisable after three years and may be exercised up to ten years from the date of grant at a price equivalent to the market value of the Reed International Ordinary Shares at the time of grant.

     Transactions under the Reed Elsevier plc Executive Schemes and the Reed International Executive Schemes during the three financial periods ended December 31, 1999, adjusted for the subdivision of Reed International Ordinary Shares, were:

                                              Number of              Exercise
                                               Ordinary               price
                                                Shares               (pence)
                                                ------               -------
Outstanding at December 31, 1996             12,539,600
 Granted                                      3,140,000              565.75
 Exercised                                   (3,246,600)          188.75-585.25
 Lapsed                                        (177,000)

Outstanding at December 31, 1997             12,256,000
 Granted                                      1,125,400              523-611
 Exercised                                   (2,067,200)           208.75585.25
 Lapsed                                        (829,200)

Outstanding at December 31, 1998             10,485,000
 Granted                                     14,522,906              424-537.5
 Exercised                                     (468,900)             201-410.25
 Lapsed                                        (798,033)

Outstanding at December 31, 1999             23,740,973


     Options outstanding at December 31, 1999 were exercisable by 2009. 6,518,400 options had vested at December 31, 1999.

     The above outstanding options will, upon exercise, be met by the issue of new Reed International Ordinary Shares.

     Excluded from the above are options granted under the Reed Elsevier plc Executive Share Option Schemes (No. 2), which, upon exercise, will be met by the Reed Elsevier Employee Benefit Trust from shares purchased in the market. At December 31, 1999 there were 2,161,874 options outstanding at exercise prices ranging between 424p and 537.5p.

17. Summary of differences between U.K. GAAP and U.S. GAAP

     The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom ("U.K. GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). These differences relate principally to the following items and the effect of material differences on net income and shareholders' funds is shown in the following tables.

Impact of U.S. GAAP adjustments to combined financial statements

     Reed International accounts for its 52.9% economic interest in the Combined Businesses, before the effect of tax credit equalisation (see note 4), by the gross equity method in conformity with U.K. GAAP which is similar to the equity method used under U.S. GAAP. Using the equity method to present its net income and shareholders' funds under U.S. GAAP Reed International reflects its 52.9% share of the effects of differences between U.K. and Dutch GAAP and U.S. GAAP relating to the Combined Businesses and the effect on tax credit equalisation of recognising dividends, under U.S. GAAP, only if declared in the period, as a single reconciling item. The most significant differences relate to U.S. GAAP requirements in respect of the capitalisation and amortisation of goodwill and other intangibles, and of deferred taxes. This had a particularly substantial impact in 1998. In view of the consideration given to the determination of appropriate prudent asset lives on adoption of FRS 10 under U.K. GAAP by the Combined Businesses, the remaining asset lives for U.S. GAAP purposes were reviewed and determined consistently with those adopted for the new U.K. GAAP treatment. This re-evaluation of asset lives under U.S. GAAP, which was effective from January 1, 1998, significantly increased the periodic amortisation charge, as the unamortised value of existing assets, which were previously amortised over periods up to 40 years, is amortised over shorter periods. A more complete explanation of the accounting policies used by the Combined Businesses and the differences between U.K. and Dutch GAAP and U.S. GAAP is given in the Combined Financial Statements.

Exceptional items

     Exceptional items are material items within Reed International's ordinary activities which under U.K. GAAP are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under U.S. GAAP and are considered a part of operating results.

Ordinary dividends

     Under U.K. GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under U.S. GAAP, such dividends would not be provided for until they are formally declared by the directors.

Earnings per share

     Under U.K. and U.S. GAAP, the calculation of basic earnings per share is based only on ordinary shares in issue; fully diluted earnings per Reed International Ordinary Share amounts take account of the effects of additional ordinary shares that would be in issue if outstanding dilutive potential shares had been exercised (see note 7).

Stock based compensation

     SFAS 123: Accounting for stock based compensation establishes a fair value based method of accounting for stock based compensation plans and encourages the recognition of the compensation cost on this basis in the income statement. Where the cost is not recognised the proforma effect of the valuation method on net income must be disclosed. Under U.K. GAAP the compensation element is not required to be recognised in net income.

     The disclosure only provisions of SFAS 123 have been adopted. If Reed International's share of the Combined Businesses' compensation costs based on fair value at the grant dates had been recognised in the income statement, net
(loss)/income under U.S. GAAP would have been (increased)/reduced by (pound)2 million in the year ended December 31, 1999 (1998 (pound)1 million). Proforma basic (loss)/earnings per share, reflecting this cost, would have been, respectively (4.4p) and 16.6p.

    Effects on net income of material differences between U.K. GAAP and U.S.
    GAAP:

                                                  Year ended December 31,
                                                  -----------------------
                                                1997       1998        1999
                                                ----       ----        ----
                                                (in(pound)millions, except
                                                      per share amounts)
Net (loss)/income under U.K. GAAP               (27)        396         (39)
U.S. GAAP adjustments:
Impact of U.S. GAAP adjustments to
 combined financial statements                   31        (205)         (8)

Net income/(loss) under U.S. GAAP                 4         191         (47)

Basic earnings/(loss) per ordinary
 share under U.S. GAAP (pence)                 0.4p        16.7p       (4.1)p

Diluted earnings/(loss) per ordinary
 share under U.S. GAAP (pence)                 0.4p        16.7p       (4.1)p


     The basic and diluted earnings/(loss) per ordinary share under U.S. GAAP have been restated to take into account the two for one share subdivision which became effective on May 2, 1997.

     The basic and diluted earnings/(loss) per ordinary share under U.S. GAAP include a 52.9% share of the following items:

     (i) for 1999, 7.3p (loss) in respect of the costs of a major programme of reorganisation across the Reed Elsevier businesses;

     (ii) for 1998, 24.1p in respect of profit on sale (under U.S. GAAP) of discontinued businesses and 12.3p (loss) in respect of the non-recurring element of the incremental amortisation of goodwill and intangibles arising as a consequence of the re-evaluation of the Combined Businesses' asset lives; and

    (iii) for 1997, 21.6p (loss) in respect of the Reed Travel Group provision for the cost of programmes to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganisation costs and the non-cash writedown (under U.S. GAAP) of Reed Travel Group goodwill and intangibles.

Effects on shareholders' funds of material differences between U.K. GAAP and U.S. GAAP: At December 31,

                                                              1998        1999
                                                              ----        ----
                                                             (in(pound)millions)
Shareholders' funds under U.K. GAAP                         1,127            981
U.S. GAAP adjustments:
 Impact of U.S. GAAP adjustments to
 combined financial statements                                252            238
 Ordinary dividends not declared in
 the period                                                   120             63

Shareholders' funds under U.S. GAAP                         1,499          1,282


Comprehensive Income Information

     SFAS 130: Reporting Comprehensive Income, requires that all items that are required to be recognised as components of comprehensive income under U.S. accounting standards are reported in a separate financial statement. Under U.S. GAAP comprehensive (loss)/income for the year ended December 31, 1999 would be (pound)(44) million (1998 (pound)187 million; 1997 (pound)(19) million). Under U.S. GAAP comprehensive (loss)/earnings per share for the year ended December 31, 1999 would be (3.9)p (1998 16.3p; 1997 (1.7)p). Comprehensive income under U.S. GAAP comprises net income for the financial year, share of the comprehensive income items arising in the Combined Businesses, equalisation and exchange translation differences.

                                   ELSEVIER NV

                              FINANCIAL STATEMENTS

                        REPORT OF INDEPENDENT ACCOUNTANTS

     To the members of the Supervisory and Executive Boards and the Shareholders of Elsevier NV.

     We have audited the accompanying balance sheets as of December 31, 1999 and 1998, and the related profit and loss accounts and statements of total recognised gains and losses, changes in shareholders' funds and cash flows for the three years ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the Netherlands and the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Elsevier NV at December 31, 1999 and 1998 and the results of its operations and its cash flows for the three years ended December 31, 1999 in conformity with accounting principles generally accepted in the Netherlands (which differ in certain material respects from generally accepted accounting principles in the United States -- see note 12).



DELOITTE & TOUCHE
Accountants
Amsterdam, The Netherlands
February 23, 2000

                                   ELSEVIER NV

                            PROFIT AND LOSS ACCOUNTS

                                               Year ended December 31,
                                               -----------------------
                                         Notes    1997       1998        1999
                                         -----    ----       ----        ----
                                            (in e millions, except per share
                                                            amounts)
Operating loss (before joint
 ventures)                                         (3)        (7)         (5)
Share of operating profit of
 joint ventures:
 Before amortisation and
  exceptional items                               643        612         608
 Amortisation of goodwill and
  intangible assets                              (209)      (247)       (284)
 Exceptional items                               (363)       (59)       (182)

                                                   71        306         142

Operating profit including
 joint ventures                                    68        299         137

Non operating exceptional items                    (2)        (8)         --
Share of non-operating exceptional
 items of joint ventures                           41        516           6

                                                   39        508           6

Net interest:
 Group                                              3          4           3
 Share of net interest of joint
 ventures                                         (48)       (34)        (66)

                                                  (45)       (30)        (63)

Profit on ordinary activities
 before taxation                                   62        777          80
Tax on profit on ordinary
 activities                                       (72)      (203)       (128)

(Loss)/profit attributable to
 ordinary shareholders                            (10)        574        (48)

Basic (loss)/earnings per
 ordinary share (e)                      3      (0.01)       0.81      (0.07)

Diluted (loss)/earnings per
 ordinary share (e)                      3      (0.01)       0.81      (0.07)


                 STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                       Year ended December 31,
                                                       -----------------------
                                                    1997       1998        1999
                                                    ----       ----        ----
                                                          (in e millions)
Retained (loss)/profit
 taken to reserves                                  (10)        574         (48)
Exchange translation differences                    154         (98)        202

Total recognised gains and losses
 for the financial year                             144         476         154


     The accompanying notes on pages F-59 to F-65 are an integral part of these financial statements.

                                   ELSEVIER NV

                                 BALANCE SHEETS

                                                      At December 31,
                                                      ---------------
                                              Notes         1998           1999
                                              -----         ----           ----
                                                       (in e millions)
Financial fixed assets                          5          1,661          1,559

 Accounts receivable                            6             58             61
 Short term investments                                       17             19

Current assets                                                75             80
Current liabilities                             7           (177)          (102)

Net working capital                                         (102)           (22)

Long term liabilities                           8            (11)            (8)
Provisions                                      9            (36)           (36)

Net assets                                                 1,512          1,493

 Share capital issued                          10             32             43
 Paid-in surplus                                             388            385
 Legal reserve                                               949            847
 Other reserves                                              143            218

Shareholders' funds                                        1,512          1,493

Contingent liabilities                                     2,295          2,306


     The accompanying notes on pages F-59 to F-65 are an integral part of these financial statements.

                                   ELSEVIER NV

                            STATEMENTS OF CASH FLOWS

                                                        Year ended December 31,
                                                        -----------------------
                                                       1997       1998      1999
                                                       ----       ----      ----
                                                             (in e millions)
Net cash outflow from operating activities               --        (8)       (2)
Dividends received from joint ventures                  308       324       254
Equity dividends paid                                  (257)     (288)     (255)

Cash inflow/(outflow) before financing                   51        28        (3)

Issue of ordinary shares                                 10         5         8
Decrease/(increase) in funding balances
 to joint ventures                                       38      (116)       (3)
Changes to long term borrowings                           1        --        --

Financing                                                49      (111)        5

Changes in short term investments                       100       (83)        2



     The accompanying notes on pages F-59 to F-65 are an integral part of these financial statements.

                                   ELSEVIER NV

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' FUNDS

                       e0.6 R-Shares     e0.06 Ordinary Shares
                     ----------------    ---------------------
                               Share                    Share       Paid-in    Legal     Other     Share-holders'
                     Number   capital      Number      capital      surplus   reserve   reserves       funds
                     ------   -------      -------     -------      -------   -------   --------   --------------
                      '000   e million       '000     e million    e million e million  e million     e million
Balance at
December 31, 1996     4,050        2       665,499          30          373       919         62         1,386
Loss attributable        --       --            --          --           --       (12)         2           (10)
Ordinary dividends       --       --            --          --           --        --       (287)         (287)
Issue of shares          --       --         1,215          --           10        --         --            10
Dividends of joint
  ventures               --       --            --          --           --      (307)       307            --
Exchange translation
  differences            --       --            --          --           --       154         --           154
Equalisation             --       --            --          --           --        29         --            29

Balance at
December 31, 1997     4,050        2       666,714          30          383       783         84         1,282
Profit attributable      --       --            --          --           --       576         (2)          574
Ordinary dividends       --       --            --          --           --        --       (263)         (263)
Issue of shares          --       --           590          --            5        --         --             5
Dividends of joint
  ventures               --       --            --          --           --      (324)       324            --
Exchange translation
  differences            --       --            --          --           --       (98)        --           (98)
Equalisation             --       --            --          --           --        12         --            12

Balance at
December 31, 1998     4,050        2       667,304          30          388       949        143         1,512
Loss attributable        --       --            --          --           --       (48)        --           (48)
Ordinary dividends       --       --            --          --           --        --       (179)         (179)
Redenomination of
  Elsevier Ordinary
  Shares into euros      --       --            --          11          (11)       --         --            --
Issue of shares          --       --           947          --            8        --         --             8
Dividends of joint
  ventures               --       --            --          --           --      (254)       254            --
Exchange translation
  differences            --       --            --          --           --       202         --           202
Equalisation             --       --            --          --           --        (2)        --            (2)

Balance at
December 31, 1999     4,050        2       668,251          41          385       847        218         1,493


     The accumulated exchange translation differences included in retained earnings are e274 million (1998 e72 million; 1997 e170 million) At December 31, 1999, 1998 and 1997 the legal reserve comprised Elsevier's share of the post acquisition accumulated retained earnings of joint ventures.

     The accompanying notes on pages F-59 to F-65 are an integral part of these financial statements.

                                   ELSEVIER NV

                        NOTES TO THE FINANCIAL STATEMENTS

1. Basis of financial statements

     The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the Netherlands ("Dutch GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"); see note 12. Amounts in the financial statements are stated in euro ("e"). Certain disclosures required to comply with Dutch statutory reporting requirements have been omitted.

2. Accounting policies

     The significant accounting policies adopted are as follows:

Basis of consolidation

     As a consequence of the Merger the shareholders of Elsevier and Reed International can be regarded as having the interests of a single economic group enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Combined Businesses.

     Elsevier holds a majority interest in Elsevier Reed Finance BV and is therefore required to prepare consolidated financial statements. However, management believes that a better insight into the financial position and results of Elsevier is provided by looking at the investment in the Combined Businesses in aggregate, as presented in the Combined Financial Statements. Therefore, the Combined Financial Statements form part of the notes to Elsevier's statutory financial statements.

     Investments in joint ventures are valued using equity accounting as adjusted for the effects of the equalisation arrangement between Reed International and Elsevier. The arrangement lays down the distribution of dividends and net assets in such a way that Elsevier's share in the profit and net assets of Reed Elsevier equals 50%. All settlements accruing to shareholders from the equalisation arrangements are taken directly to reserves.

Bases of determination of income

     Under the Merger agreements, Elsevier is entitled to 50% of the Reed Elsevier combined profit attributable to parent companies' shareholders. In calculating the euro equivalent of that share of profit, sterling's average exchange rate for the year is applied. For 1999, this rate was e1.52 (1998 e1.49; 1997 e1.45). e amounts for periods prior to 1999 have been stated using the relevant Dfl amounts translated at the Official Conversion Rate of Dfl2.20371 per e1.00 which was fixed at January 1, 1999.

     Tax is calculated on profit from Elsevier's own operations, taking into account profit not subject to tax. The difference between the tax charge and tax payable in the short term is included in the provision for deferred tax. This provision is based upon relevant rates, taking into account tax deductible losses, which can be compensated within the foreseeable future.

Basis of valuation of assets and liabilities

     Goodwill and intangible assets are capitalised on acquisition and amortised over a maximum period of 20 years.

     Past service liabilities have been fully funded.

     Other assets and liabilities are stated at face value.

     Balance sheet amounts expressed in foreign currencies are translated at the exchange rates effective at the balance sheet date. Currency translation differences arising from the conversion of investments in joint ventures, expressed in foreign currencies, are directly credited or charged to shareholders' funds.

3.   Basic earnings per ordinary share

                                                    Weighted
                                                     average
                                                      number
                                                    of Ordinary
                                                     Shares and       Basic
                                       (Loss)/      the R-Shares (loss/earnings)
                                       earnings       in issue      per Share
                                    -------------   ------------  --------------
                                   (in e millions)  (in millions)      (in e)
Year ended December 31, 1999               (48)          708          (0.07)
Year ended December 31, 1998               574           708           0.81
Year ended December 31, 1997               (10)          707          (0.01)

                                                    Weighted
                                                     average
                                                     number
                                                   of Ordinary
                                                   Shares and
                                                     the R-         Diluted
                                     Earnings/      Shares in    earnings/(loss)
                                       (loss)         issue         per Share
                                    -------------  -------------  -------------
                                   (in e millions)  (in millions)       (in e)
Year ended December 31, 1999                (48)          709          (0.07)
Year ended December 31, 1998                574           709           0.81
Year ended December 31, 1997                (10)          708          (0.01)

4.    Proposal for allocation of profit

                                                              1997   1998   1999
                                                              ----   ----   ----
                                                               (in e millions)
Interim dividend on Ordinary Shares                             87     87    79
Final dividend on Ordinary Shares (1997 Second Interim)        200    176   100
Dividend on R-shares (1998 18,378; 1997 18,378; 1996 18,378)    --     --    --
Retained (loss)/profit                                        (297)   311  (227)

                                                               (10)   574   (48)


     The 1999 final dividend will be paid in euro.

     The dividend paid by Elsevier equals the Reed International dividend plus the U.K. tax credit. As a result Elsevier distributes a higher proportion of the combined attributable profit than Reed International. Reed International's share in this difference in dividend is settled with Elsevier and has been credited directly to retained earnings under equalisation, because this settlement maintains the contractually agreed balance between the shareholders of Elsevier and Reed International.

     Elsevier can pay a nominal dividend to Reed International on its R-shares that is lower than the dividend on the Ordinary Shares. Reed International will be compensated by direct dividend payments by Reed Elsevier plc. Equally, Elsevier is able to receive dividends direct from Dutch affiliates. The settlements flowing from these arrangements are also taken direct to retained earnings under equalisation.

     Changes resulting from equalisation are as follows:

                                                   1997        1998        1999
                                                   ----        ----        ----
                                                         (in e millions)
U.K. tax credit                                      28          18           9
R-shares dividend                                   (13)        (14)         (9)
Proceeds of Ordinary Shares                           5           9          (4)
Exchange differences                                  9          (1)          2

Total                                                29          12          (2)

5.   Financial fixed assets

                                                            Investments in joint
                                                                  ventures
                                                            --------------------
                                                              1998        1999
                                                              ----        ----
                                                              (in e millions)
At January 1                                                  1,393       1,661
 Paid-in surplus                                                102          --
 Share in profits/(losses)                                      576         (48)
 Dividends received                                            (324)       (254)
 Exchange translation differences                               (98)        202
 Equalisation                                                    12          (2)

At December 31                                                1,661       1,559


     The investments in joint ventures at December 31, 1999 are:

     Reed Elsevier plc, London (50%)

     Elsevier Reed Finance BV, Amsterdam (54%)

     In addition, Elsevier holds Dfl0.3 million par value in shares with special dividend rights in Reed Elsevier Overseas BV and Reed Elsevier Nederland BV, both with registered offices in Amsterdam. These shares are included in the amount shown under investment in joint ventures above. They enable Elsevier to receive dividends from companies within the same tax jurisdiction.

     In 1998 Elsevier made an extra capital contribution of 102 million in Reed Elsevier Overseas BV to finance the acquisitions of Matthew Bender and the remaining 50% of Shephard's.

6.   Accounts receivable

                                                            1998        1999
                                                            ----        ----
                                                             (in e millions)
Joint ventures                                                54          57
Other receivables                                              4           4

                                                              58          61


     The accounts receivable from joint ventures bear interest.

7.    Current liabilities

                                                            1998        1999
                                                            ----        ----
                                                             (in e millions)
Trade liabilities                                              1           2
Proposed cash dividend                                       176         100

                                                             177         102


8.    Long term liabilities

                                             Currency       1998        1999
                                             --------       ----        ----
                                                             (in e millions)
Other loans
Convertible debenture loans                  Guilders         11           8


     Convertible debenture loans consist of four convertible personnel debenture loans with a weighted average interest rate of 5.4%. Depending on the conversion terms, the surrender of Dfl1,000 par value debenture loans qualifies for the acquisition of 40 to 60 Elsevier Ordinary Shares.

9. Provisions


                                                            1998        1999
                                                            ----        ----
                                                             (in e millions)
Deferred tax                                                  35          35
Pensions                                                       1           1

                                                              36          36


10. Share capital

                                                         Issued and   Issued and
                                             Authorised  fully paid   fully paid
                                                1999        1998        1999
                                                ----        ----        ----
                                                       (in e millions)
Ordinary Shares of 0.06 each                     126          30          41
R-shares of 0.6 each                              18           2           2

Total                                            144          32          43


     During the year, the ordinary shares of Dfl0.10 par value were redenominated as ordinary shares of e0.06 par value. This resulted in an increase in share capital of e11 million which was transferred from the paid-in surplus account. The nominal value of R- shares was changed from Dfl1.00 to e0.6. The equalisation arrangements with Reed International will be unaffected.

     The authorised share capital as at December 31, 1999 consists of 2,100 million Ordinary Shares and 30 million registered R- shares. Total issued ordinary share capital at December 31, 1999 amounts to 668,251,106 shares of e0.06 par value. In total 4,049,951 R-shares of e0.6 par value have been issued. The R-shares are held by a subsidiary of Reed International. The R- shares are convertible at the election of the holder into 10 Ordinary Shares each. They have otherwise the same rights as the Ordinary Shares, except that Elsevier may pay a lower dividend on the R-shares (see note 4).

     At December 31, 1999 paid-in surplus included an amount of e208 million (1998 e211 million) which is free of tax.

     Details of shares issued under option schemes are set out in note 11.

11. Share option schemes

     Reed Elsevier plc operates an Executive Share Option Scheme and options are granted to selected full time employees of Reed Elsevier. Options granted over Elsevier Ordinary Shares are normally exercisable after three years and may be exercised up to ten years from the date of grant at a price equivalent to the market value of the Elsevier Ordinary Shares at the time of grant. The first grant of options was during 1998.

     Transactions during the two years ended December 31, 1999 were:

                                                      Number of
                                                        Ordinary
                                                       Shares of e
                                                        0.06 par       Exercise
                                                         value          price e
                                                      -----------     ----------
Outstanding at December 31, 1997                              --
 Granted                                               1,158,230        15.70
 Exercised                                                    --
 Lapsed                                                  (25,870)

Outstanding at December 31, 1998                       1,132,360
 Granted                                               9,263,019     10.45-13.55
 Exercised                                                    --
 Lapsed                                                 (152,312)

Outstanding at December 31, 1999                      10,243,067


     The above outstanding options will, upon exercise, be met by the issue of new Elsevier Ordinary Shares.

     Options outstanding at December 31, 1999 were exercisable by 2009. No options had vested at December 31, 1999.

     Excluded from the above are options granted under the Reed Elsevier plc Executive Share Option Schemes (No. 2) which, upon exercise, will be met by the Reed Elsevier Employee Benefit Trust from shares purchased in the market. At December 31, 1999 there were 1,339,019 such options outstanding at exercise prices ranging between e10.45 and e13.55.

     Options over Elsevier ordinary shares have also been granted to senior executives of Reed Elsevier plc under the Elsevier share option scheme. The options are exercisable immediately after granting during a period of 5 or 10 years, after which the options will lapse. The strike price of the options is the market price of the Elsevier Ordinary Shares at the time the option is granted, except in the case of 5 year options granted during 1999, where the strike price was 26% above the market price of an Elsevier Ordinary Share at the time the option was granted.

     Transactions during the three years ended December 31, 1999 were:


                                                       Number of
                                                        Ordinary
                                                       Shares of e
                                                        0.06 par       Exercise
                                                         value          price e
                                                      -----------     ----------
Outstanding at December 31, 1996                       2,567,666
 Granted                                                 684,078        14.11
 Exercised                                              (856,620)     6.65-14.11

Outstanding at December 31, 1997                       2,395,124
 Granted                                                 727,050     12.50-15.70
 Exercised                                              (382,300)     6.65-14.11

Outstanding at December 31, 1998                       2,739,874
 Granted                                                 233,285        13.55
 Exercised                                              (450,580)     6.65-14.11

Outstanding at December 31, 1999                       2,522,579


     Options outstanding at December 31, 1999 were exercisable by 2009. All options had vested at December 31, 1999.

     The above options will, upon exercise, be met by the issue of new Elsevier Ordinary Shares.

12. Summary of differences between Dutch GAAP and U.S. GAAP

     The financial statements are prepared in accordance with generally accepted accounting principles in the Netherlands ("Dutch GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). These differences relate principally to the following items and the effect of material differences on net income and shareholders' funds is shown in the following tables.

Impact of U.S. GAAP adjustments to combined financial statements

     Elsevier accounts for its 50% economic interest in the Combined Businesses by the equity method in conformity with both Dutch GAAP and U.S. GAAP. Using the equity method to present its net income and shareholders' funds under U.S. GAAP Elsevier reflects its 50% share of the effects of differences between U.K. and Dutch GAAP and U.S. GAAP relating to the Combined Businesses and the effect on tax credit equalisation of recognising dividends, under U.S. GAAP, only if declared in the period, as a single reconciling item; see note 4. The most significant differences relate to U.S. GAAP requirements in respect of the capitalisation and amortisation of goodwill and other intangibles, and of deferred taxes. This had a particularly substantial impact in 1998. In view of the consideration given to the determination of appropriate prudent asset lives on adoption of FRS 10 under U.K. GAAP by the Combined Businesses, the remaining asset lives for U.S. GAAP purposes were reviewed and determined consistently with those adopted for the new U.K. GAAP treatment. This re-evaluation of asset lives under U.S. GAAP, which was effective from January 1, 1998, significantly increased the periodic amortisation charge, as the unamortised value of existing assets, which were previously amortised over periods up to 40 years, is amortised over shorter periods. A more complete explanation of the accounting policies used by the Combined Businesses and the differences between U.K. and Dutch GAAP and U.S. GAAP is given in the Combined Financial Statements.

Exceptional items

     Exceptional items are material items within Elsevier's ordinary activities which under Dutch GAAP are required to be disclosed separately due to their size or infrequency. These items do not qualify as extraordinary under U.S. GAAP and are considered a part of operating results.

Ordinary dividends

     Under Dutch GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under U.S. GAAP, such dividends would not be provided for until they are formally declared by the directors.

12. Summary of differences between Dutch GAAP and U.S. GAAP - (continued) Earnings per share

     Under Dutch GAAP, the calculation of basic earnings per share is based only on ordinary shares in issue. Under U.S. GAAP both basic and fully diluted earnings per share are required to be presented. Diluted earnings per ordinary share take account of the effects of additional ordinary shares that would be in issue if outstanding dilutive potential shares had been exercised (see note 3).

Stock based compensation

     SFAS 123: Accounting for stock based compensation establishes a fair value based method of accounting for stock based compensation plans and encourages the recognition of the compensation cost on this basis in the income statement. Where the cost is not recognised the proforma effect of the valuation method on net income must be disclosed. Under Dutch GAAP the compensation element is not required to be recognised in net income.

     The disclosure only provisions of SFAS 123 have been adopted. If Elsevier's share of the Combined Businesses' compensation costs based on fair value at the grant dates had been recognised in the income statement, net (loss)/income under U.S. GAAP would have been (increased)/reduced by e3 million in the year ended December 31, 1999 (1998 e2 million). Proforma basic (loss)/earnings per share, reflecting this cost, would have been, respectively, e(0.07) and e0.46.

Effects on net income of material differences between Dutch
GAAP and U.S. GAAP:


                                                  Year ended December 31,
                                               -----------------------------
                                               1997         1998        1999
                                               ----         ----        ----
                                         (in e millions except per share amount)
Net (loss)/income under Dutch GAAP               (10)         574         (48)
U.S. GAAP adjustments
 Impact of U.S. GAAP adjustments to
   combined financial statements                  68         (248)          2

Net income/(loss) under U.S. GAAP                 58          326         (46)

Basic earnings/(loss) per ordinary
   share under U.S. GAAP ()                     0.08         0.46       (0.06)

Diluted earnings/(loss) per ordinary
   share under U.S. GAAP ()                     0.08         0.46       (0.06)


     The basic and diluted (loss)/earnings per ordinary share under U.S. GAAP includes a 50% share of the following items:

     (i) for 1999 e0.18 (loss) in respect of the costs of a major programme of reorganisation across the Reed Elsevier businesses;

     (ii) for 1998, e0.55 in respect of profit on sale (under U.S. GAAP) of discontinued businesses and e0.28 (loss) in respect of the non-recurring element of the incremental amortisation of goodwill and intangibles arising as a consequence of the re-evaluation of the Combined Businesses' asset lives; and

    (iii) for 1997, e0.48 (loss) in respect of the Reed Travel Group provision for the cost of programmes to recompense advertisers in relation to irregularities in circulation claims for certain Reed Travel Group publications together with related expenses and reorganisation costs and the non-cash writedown (under U.S. GAAP) of Reed Travel Group goodwill and intangibles.

Effects on shareholders' funds of material differences between Dutch GAAP and U.S. GAAP: At December 31,


                                                             At December 31,
                                                             ---------------
                                                             1998        1999
                                                             ----        ----
                                                             (in e millions)
Shareholders' funds under Dutch GAAP                        1,512       1,493
U.S. GAAP adjustments
 U.S. GAAP adjustments to combined financial statements       324         358
 Ordinary dividends not declared in the period                176         100

Shareholders' funds under U.S. GAAP                         2,012       1,951


Comprehensive Income Information

     SFAS 130: Reporting Comprehensive Income, requires that all items that are required to be recognised as components of comprehensive income under U.S. accounting standards are reported in a separate financial statement. Under U.S. GAAP comprehensive (loss)/income for the fiscal year ended December 31, 1999 would be e186 million (1998 e193 million; 1997 e284 million). Under U.S. GAAP comprehensive income per share for the year ended December 31, 1999 would be e0.26 (1998 e0.27; 1997 e0.40). Comprehensive income under U.S. GAAP comprises net income for the financial year, share of the comprehensive income items arising in the Combined Businesses, equalisation and exchange translation differences.

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorised, on February 23, 2000.

REED INTERNATIONAL P.L.C.               ELSEVIER NV
Registrant                              Registrant

By: C H L DAVIS                         By: C H L DAVIS
Title: C H L Davis                      Title: C H L Davis
Chief Executive Officer                 Member, Executive Board & Chief
                                         Executive Officer

By: M H ARMOUR                          By: M H ARMOUR
Title: M H Armour                       Title: M H Armour
Chief Financial Officer                 Member, Executive Board & Chief
                                         Financial Officer


Dated: February 23, 2000                Dated: February 23, 2000