Form 20-F
period 2007-12-31
REED ELSEVIER NV; REED ELSEVIER PLC
filed 2008-03-20
CIK 929872, 929869

As filed with the Securities and Exchange Commission on March 20, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-3334

REED ELSEVIER PLC	REED ELSEVIER NV
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
England	The Netherlands
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
(Address of principal executive offices)	(Address of principal executive offices)
Stephen Cowden
Company Secretary
Reed Elsevier PLC
1-3 Strand, London, WC2N 5JR, England
011 44 20 7166 5681
steve.cowden@reedelsevier.com
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)	Erik Ekker
Company Secretary
Reed Elsevier NV
Radarweg 29, 1043 NX, Amsterdam, The Netherlands
011 31 20 485 2906
erik.ekker@reedelsevier.com
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of exchange on which
Title of each class	registered
Reed Elsevier PLC:
American Depositary Shares (each representing four Reed Elsevier PLC ordinary shares)	New York Stock Exchange
Ordinary shares of 12.5p each(1) (the “Reed Elsevier PLC ordinary shares”)	New York Stock Exchange*

Reed Elsevier NV:
American Depositary Shares (each representing two Reed Elsevier NV ordinary shares)	New York Stock Exchange
Ordinary shares of €0.06 each(2) (the “Reed Elsevier NV ordinary shares”)	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2007:

Reed Elsevier PLC:	Number of outstanding shares

Ordinary shares of 12.5p each(1)	1,305,891,497
Reed Elsevier NV:
Ordinary shares of €0.06 each(2)	760,250,364
R-shares of €0.60 each (held by a subsidiary of Reed Elsevier PLC)(2)	4,679,249

(1)	On January 7, 2008 the existing ordinary shares of 12.5p each were consolidated into new ordinary shares of 14 51/116 p each on the basis of 58 new ordinary shares for every 67 existing shares held.

(2)	On January 7, 2008 the existing ordinary shares of €0.06 each were consolidated into new ordinary shares of €0.07 each on the basis of 58 new ordinary shares for every 67 existing ordinary shares held. The R-Shares were consolidated on a similar basis into new R-Shares of €0.70 each.

Indicate by check mark if the registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.
Yes          ☑            No          ☐

If this report is an annual or transition report, indicate by check mark if the registrants are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes          ☐            No          ☑

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days:

Yes          ☑            No          ☐

Indicate by check mark whether the registrants are large accelerated filers, accelerated filers, or non-accelerated filers. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer          ☑            Accelerated filer          ☐            Non-accelerated filer          ☐

Indicate by check mark which basis of accounting the registrants have used to prepare the financial statements included in this filing.

     ☐  US GAAP       ☑  International Financial Reporting Standards as issued by the International Accounting Standards Board       ☐  Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrants have elected to follow:

Item 17      ☐            Item 18      ☐

If this is an annual report, indicate by check mark whether the registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act):

Yes          ☐            No          ☑

		Page

PART II
ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	N/A
ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	N/A
ITEM 15:	CONTROLS AND PROCEDURES	73
ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT	76
ITEM 16B:	CODES OF ETHICS	76
ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES	76
ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	76
ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUERS AND AFFILIATED PURCHASERS	77

PART III
ITEM 17:	FINANCIAL STATEMENTS*	78
ITEM 18:	FINANCIAL STATEMENTS	F-1
ITEM 19:	EXHIBITS	F-83
Exhibit 1.2
Exhibit 4.12
Exhibit 4.13
Exhibit 4.14
Exhibit 8
Exhibit 12.1
Exhibit 12.2
Exhibit 12.3
Exhibit 12.4
Exhibit 13.1
Exhibit 13.2
Exhibit 13.3
Exhibit 13.4
Exhibit 15.1
Exhibit 15.2
Exhibit 15.3
Exhibit 15.4
Exhibit 15.5
Exhibit 15.6

*  The registrants have responded to Item 18 in lieu of responding to this Item.

THIS PAGE INTENTIONALLY BLANK

GENERAL

Reed Elsevier PLC and Reed Elsevier NV conduct their business through two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities. Reed Elsevier is not a legal entity but a collective reference to the separate legal entities of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures. The businesses of all of the entities comprising Reed Elsevier are collectively referred to in this annual report as “Reed Elsevier”, and the financial statements of the combined businesses are referred to as the “combined financial statements”. In this annual report, references to “we”, “our”, or “us” are to all of the entities comprising Reed Elsevier.

In this annual report, references to US dollars, $ and ¢ are to US currency; references to sterling, £, pence or p are to UK currency; references to euro and € are to the currency of the European Economic and Monetary Union.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act 1934, as amended, with respect to:

•	financial condition;

•	results of operations;

•	competitive positions;

•	the features and functions of and markets for the products and services we offer; and

•	our business plans and strategies.

We consider any statements that are not historical facts to be “forward looking statements”. These statements are based on the current expectations of the management of our businesses and are subject to risks and uncertainties that could cause actual results or outcomes to differ from those expressed in any forward looking statement. These differences could be material; therefore, you should evaluate forward looking statements in light of various important factors, including those set forth or incorporated by reference in this annual report.

Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward looking statements include, among others:

•	general economic and business conditions;

•	exchange rate fluctuations;

•	the impact of technological change, including the impact of electronic or other distribution formats, on our businesses;

•	competitive factors in the industries in which we operate;

•	demand for our products and services;

•	uncertainties as to whether our strategies and business plans will produce the expected returns;

•	changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;

•	significant failures or interruptions of our electronic delivery platforms;

•	breaches of our data security systems or other unauthorised access to our databases;

•	our ability to maintain high quality management;

•	changes in law and legal interpretation affecting our intellectual property rights and internet communications;

•	legislative, fiscal and regulatory developments and political risks;

•	requirements or actions of anti-trust authorities;

•	changes in the seasonal and cyclical nature of the markets for our products and services;

•	changes in, and the timing of, public funding and spending by academic institutions and states;

•	failure of third parties to whom we have outsourced business activities;

•	disruption to our business or markets arising from natural disasters, international security or public health concerns and acts of terrorism or war;

•	failure to obtain regulatory approval for the acquisition of ChoicePoint, Inc. or the approval of its shareholders for the proposed merger; and

•	other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the Securities and Exchange Commission (the “SEC”).

The terms “estimate”, “project”, “plan”, “intend”, “expect”, “believe”, “should” and similar expressions identify forward looking statements. These forward looking statements are found at various places throughout this annual report and the other documents incorporated by reference in this annual report (see “Item 19: Exhibits” on page F-83 of this annual report).

You should not place undue reliance on these forward looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly update or release any revisions to these forward looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

REED ELSEVIER

The selected combined financial data for Reed Elsevier should be read in conjunction with, and is qualified by, the combined financial statements included in this annual report. In addition, as separate legal entities, Reed Elsevier PLC and Reed Elsevier NV prepare separate consolidated financial statements which reflect their respective shareholders’ economic interests in Reed Elsevier accounted for on an equity basis.

All of the selected financial data for Reed Elsevier set out below has been extracted or derived from the combined financial statements which have been audited by Deloitte & Touche LLP, London and Deloitte Accountants BV, Amsterdam.

Combined Income Statement Data(1)

	As at December 31,
	2007(2)	2007	2006	2005	2004
	(in millions)

Amounts in accordance with IFRS:
Revenue from continuing operations	$9,168	£4,584	£4,509	£4,265	£3,944
Operating profit from continuing operations(3)	1,776	888	837	752	699
Net finance costs	(278)	(139)	(158)	(140)	(132)
Disposals and other non operating items(4)	126	63	(1)	2	(3)
Profit before tax from continuing operations	1,624	812	678	614	564
Taxation in continuing operations(5)	164	82	(86)	(219)	(156)
Profit from discontinued operations(6)	618	309	33	69	53
Minority interests	(6)	(3)	(2)	(2)	(2)
Profit attributable to parent companies’ shareholders	2,400	1,200	623	462	459

Combined Balance Sheet Data(1)

	As at December 31,
	2007(2)	2007	2006	2005	2004
	(in millions)

Amounts in accordance with IFRS:
Total assets	$19,556	£9,778	£8,532	£9,127	£7,952
Long term obligations less current portion	(4,004)	(2,002)	(2,085)	(2,264)	(1,706)
Minority interests	(22)	(11)	(13)	(15)	(13)
Combined shareholders’ equity	5,930	2,965	1,966	1,970	1,664

(1)	The combined financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and IFRS as issued by the International Accounting Standards Board (“IASB”). As permitted, following the transition to IFRS on January 1, 2004 only four years of IFRS information are presented. Pursuant to SEC Release 33-8879 eliminating the requirement for foreign private issuers to reconcile their financial statements to US GAAP, no US GAAP reconciliation has been presented. The figures for 2004 have been derived from the combined financial statements for the year ended December 31, 2004, not included herein, and after adjusting for the effects of the classification of Harcourt Education as a discontinued operation.

(2)	Noon buying rates as at December 31, 2007 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2007 the noon buying rate was $2.00 per £1.00.

(3)	Operating profit from continuing operations is stated after charging £221 million in respect of amortisation of acquired intangible assets (2006: £211 million; 2005: £203 million; 2004: £181 million); £20 million in respect of acquisition integration costs (2006: £23 million; 2005: £20 million; 2004: £21 million); and £8 million in respect of taxation in joint ventures (2006: £10 million; 2005: £6 million; 2004: £7 million).

(4)	Disposals and other non operating items comprise a £65 million gain on disposal of businesses and other assets (2006: £2 million loss; 2005: £1 million loss; 2004: £3 million loss) and a £2 million loss relating to the revaluation of held for trading investments (2006: £1 million gain; 2005: £3 million gain; 2004: nil).

(5)	Taxation in continuing operations in 2007 includes credits of £223 million in respect of previously unrecognised deferred tax assets and capital losses that have been realised as a result of the disposal of discontinued operations. Taxation in continuing operations in 2006 includes credits of £65 million in respect of prior period disposals.

(6)	Following announcement in February 2007 of the planned sale of Harcourt Education, the division is presented for current and prior periods as a discontinued operation.

REED ELSEVIER PLC

The selected financial data for Reed Elsevier PLC should be read in conjunction with, and is qualified by, the consolidated financial statements of Reed Elsevier PLC included in this annual report. The results and financial position of Reed Elsevier PLC reflect the 52.9% economic interest of Reed Elsevier PLC’s shareholders in Reed Elsevier, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. These interests have been accounted for on an equity basis.

All of the selected consolidated financial data for Reed Elsevier PLC set out below has been extracted or derived from the financial statements of Reed Elsevier PLC, which have been audited by Deloitte & Touche LLP, London.

	As at December 31,
	2007(3)		2007		2006		2005		2004
	(in millions, except per share amounts)

Amounts in accordance with IFRS:(1)
Profit before tax(2)	$1,286		£643		£328		£242		£240
Taxation	(38)		(19)		(8)		(7)		(5)
Profit attributable to ordinary shareholders	1,248		624		320		235		235
Earnings per Reed Elsevier PLC ordinary share from total operations of the combined businesses	99.4	¢	49.7	p	25.6	p	18.6	p	18.6	p
Earnings per Reed Elsevier PLC ordinary share from continuing operations of the combined businesses(4)	73.2	¢	36.6	p	24.1	p	15.7	p	16.4	p
Dividends per Reed Elsevier PLC ordinary share(5)	32.6	¢	16.3	p	14.8	p	13.3	p	12.1	p
Total assets	$3,168		£1,584		£1,090		£1,090		£929
Long term obligations	—		—		—		(36)		(36)
Total equity/Net assets	3,136		1,568		1,040		1,042		880
Weighted average number of shares(6)	1,256.5		1,256.5		1,251.9		1,266.2		1,264.6

(1)	The consolidated financial statements of Reed Elsevier PLC are prepared in accordance with accounting policies that are in conformity with IFRS as adopted by the EU and IFRS as issued by the IASB. As permitted, following the transition to IFRS on January 1, 2004 only four years of IFRS information are presented. Pursuant to SEC Release 33-8879 eliminating the requirement for foreign private issuers to reconcile their financial statements to US GAAP, no US GAAP reconciliation has been presented. The figures for 2004 have been derived from the consolidated financial statements for the year ended December 31, 2004, not included herein, and after adjusting for the effects of the classification of Harcourt Education as a discontinued operation.

(2)	Profit before tax includes Reed Elsevier PLC’s share of the post-tax earnings of joint ventures, being both the continuing and discontinued operations of the Reed Elsevier combined businesses.

(3)	Noon buying rates as at December 31, 2007 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2007 the noon buying rate was $2.00 per £1.00.

(4)	Following announcement in February 2007 of the planned sale of Harcourt Education and its subsequent classification as a discontinued operation, earnings per Reed Elsevier PLC ordinary share from continuing operations of the combined businesses has been presented.

(5)	The amount of dividends per Reed Elsevier PLC ordinary share shown excludes the UK tax credit available to certain Reed Elsevier PLC shareholders, including beneficial owners of Reed Elsevier PLC ADSs who are residents of the United States for the purposes of the UK Tax Treaty, and do not include any deduction on account of UK withholding taxes, currently at the rate of 15% of the sum of the dividend and the related tax credit in most cases; see “Item 10: Additional Information — Taxation”.

Dividends declared in the year, in amounts per ordinary share, comprise a 2006 final dividend of 11.8p and 2007 interim dividend of 4.5p giving a total of 16.3p. The directors of Reed Elsevier PLC have proposed a 2007 final dividend of 13.6p (2006: 11.8p; 2005: 10.7p; 2004: 9.6p), giving a total dividend in respect of the financial year of 18.1p (2006: 15.9p; 2005: 14.4p; 2004: 13.0p).

Dividends per Reed Elsevier PLC ordinary share for the year ended December 31, 2006 translated into cents at the noon buying rate on December 31, 2006 were 29.0 cents. See “— Exchange Rates” on page 6.

(6)	Weighted average number of shares excludes shares held in treasury and shares held by the Reed Elsevier Group plc Employee Benefit Trust.

REED ELSEVIER NV

The selected financial data for Reed Elsevier NV should be read in conjunction with, and is qualified by, the consolidated financial statements of Reed Elsevier NV included in this annual report. The results and financial position of Reed Elsevier NV reflect the 50% economic interest of Reed Elsevier NV’s shareholders in Reed Elsevier. These interests are accounted for on an equity basis.

All of the selected financial data for Reed Elsevier NV set out below has been extracted or derived from the consolidated financial statements of Reed Elsevier NV, which have been audited by Deloitte Accountants BV, Amsterdam.

	As at December 31,
	2007(3)		2007	2006	2005	2004
	(in millions, except per share amounts)

Amounts in accordance with IFRS:(1)

Profit before tax(2)	$1,283		€873	€459	€338	€338
Taxation	(26)		(18)	(1)	—	—
Profit attributable to ordinary shareholders	1,257		855	458	338	338
Earnings per Reed Elsevier NV ordinary share from total operations of the combined businesses	$1.62		€1.10	€0.59	€0.43	€0.43
Earnings per Reed Elsevier NV ordinary share from continuing operations of the combined businesses(4)	$1.23		€0.84	€0.56	€0.37	€0.38
Dividends per Reed Elsevier NV ordinary share(5)	61.4	¢	€0.418	€0.369	€0.332	€0.310
Total assets	$3,071		€2,089	€1,537	€1,510	€1,245
Total equity/Net assets	2,964		2,016	1,465	1,438	1,173
Weighted average number of shares(6)	774.9		774.9	772.1	783.1	783.3

(1)	The consolidated financial statements of Reed Elsevier NV are prepared in accordance with accounting policies that are in conformity with IFRS as adopted by the EU and IFRS as issued by the IASB. As permitted, following the transition to IFRS on January 1, 2004 only four years of IFRS information are presented. Pursuant to SEC Release 33-8879 eliminating the requirement for foreign private issuers to reconcile their financial statements to US GAAP, no US GAAP reconciliation has been presented. The figures for 2004 have been derived from the consolidated financial statements for the year ended December 31, 2004, not included herein, and after adjusting for the effects of the classification of Harcourt Education as a discontinued operation.

(2)	Profit before tax includes Reed Elsevier NV’s share of post-tax earnings of joint ventures, being both the continuing and discontinued operations of the Reed Elsevier combined businesses.

(3)	Noon buying rates as at December 31, 2007 have been used to provide a convenience translation into US dollars, see “— Exchange Rates” on page 6. At December 31, 2007 the Noon Buying Rate was $1.47 per €1.00.

(4)	Following announcement in February 2007 of the planned sale of Harcourt Education and it subsequent classification as a discontinued operation, earnings per Reed Elsevier NV ordinary share from continuing operations of the combined businesses has been presented.

(5)	Dividends declared in the year comprise, in amounts per ordinary share, a 2006 final dividend of €0.304 and 2007 interim dividend of €0.114 giving a total of €0.418. The directors of Reed Elsevier NV have proposed a 2007 final dividend of €0.311 (2006: €0.304; 2005: €0.267; 2004: €0.240), giving a total dividend in respect of the financial year of €0.425 (2006: €0.406; 2005: €0.359; 2004: €0.330).

Dividends per Reed Elsevier NV ordinary share for the year ended December 31, 2006 translated into cents at the noon buying rate on December 31, 2006 were 48.7 cents. See “— Exchange Rates” on page 6.

(6)	Weighted average number of shares excludes shares held in treasury and shares held by the Reed Elsevier Group plc Employee Benefit Trust.

EXCHANGE RATES

For a discussion of the impact of currency fluctuations on Reed Elsevier’s combined results of operations and combined financial position, see “Item 5: Operating and Financial Review and Prospects”.

The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. The exchange rate on February 20, 2008 was £1.00 = $1.94 and €1.00 = $1.47.

US dollars per £1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low

2007	2.00	2.00	2.11	1.92
2006	1.96	1.85	1.98	1.73
2005	1.73	1.82	1.93	1.71
2004	1.93	1.83	1.95	1.75
2003	1.78	1.64	1.78	1.55

Month	High	Low

February 2008 (through February 20, 2008)	1.98	1.94
January 2008	1.99	1.95
December 2007	2.07	1.97
November 2007	2.11	2.05
October 2007	2.08	2.03
September 2007	2.04	1.99
August 2007	2.04	1.98

US dollars per €1.00 — Noon Buying Rates

	Period
Year ended December 31,	End	Average(1)	High	Low

2007	1.47	1.37	1.49	1.29
2006	1.32	1.26	1.33	1.18
2005	1.18	1.24	1.37	1.17
2004	1.37	1.24	1.36	1.18
2003	1.26	1.13	1.26	1.04

Month	High	Low

February 2008 (through February 20, 2008)	1.49	1.45
January 2008	1.49	1.46
December 2007	1.48	1.43
November 2007	1.49	1.44
October 2007	1.45	1.41
September 2007	1.42	1.36
August 2007	1.38	1.34

(1)	The average of the Noon Buying Rates on the last day of each month during the relevant period.

Noon Buying Rates have not been used in the preparation of the Reed Elsevier combined financial statements, the Reed Elsevier PLC consolidated financial statements or the Reed Elsevier NV consolidated financial statements but have been used for certain convenience translations where indicated.

RISK FACTORS

The key material risks to our business are included below. Additional risks not presently known to us or that we currently deem immaterial may also impair our business.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.

Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations, changing legislation and other factors. We cannot predict with certainty the changes that may occur and the effect of those changes on the competitiveness of our businesses. In particular, the means of delivering our products and services, and the products and services themselves, may be subject to rapid technological and other changes. We cannot predict whether technological innovations will, in the future, make some of our products wholly or partially obsolete. We may be required to invest significant resources to further adapt to the changing competitive environment.

We cannot assure you that there will be continued demand for our products and services.

Our businesses are dependent on the continued acceptance by our customers of our products and services and the prices which we charge for our products and services. We cannot predict whether there will be changes in the future, either in the market demand or from the actions of competitors, which will affect the acceptability of products, services and prices to our customers.

Fluctuations in exchange rates may affect our reported results.

Our financial statements are expressed in pounds sterling and euros and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than our reporting currencies. The United States is our most important market and, accordingly, significant fluctuations in US dollar/sterling and US dollar/euro exchange rates can significantly affect our reported results from year to year. In addition, in some of our businesses we incur costs in currencies other than those in which revenues are earned. The relative movements between the exchange rates in the currencies in which costs are incurred and the currencies in which revenues are earned can significantly affect the results of those businesses.

Changes in tax laws or uncertainty over their application and interpretation may adversely affect our reported results.

Our businesses operate in over 100 locations worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. Tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities, for example as a result of changes in fiscal circumstances or priorities. Such amendments, or their application to Reed Elsevier businesses, may adversely affect our reported results.

Changes in regulation on information collection and use could adversely affect our revenues and our costs.

Legal regulation relating to internet communications, data protection, e-commerce, direct marketing and digital advertising and use of public records is becoming more prevalent. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, in the United States, the European Union and other jurisdictions may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers. We are unable to predict in what form laws and regulations will be adopted or how they will be construed by the courts, or the extent to which any changes might adversely affect our business.

Changes in provision of third party information to us could adversely affect our businesses.

A number of our businesses rely extensively upon content and data from external sources to maintain our databases. Data is obtained from public records, governmental authorities and other information companies, including competitors. In the case of public records including social security number data which are obtained from public authorities, our access is governed by law. We also obtain the credit header data in our databases from consumer credit reporting agencies. The disruption or loss of data sources in the future, because of changes in the law or because data suppliers decide not to supply them, could adversely affect our business if we were unable to arrange for substitute sources in a timely manner or at all.

Breaches of our data security systems or other unauthorised access to our databases could adversely affect our business and operations.

Our businesses provide customers with access to database information such as caselaw, treatises, journals, and publications as well as other data. Our LexisNexis risk management business also provides authorised customers with access to public records and other information on US individuals made available in accordance with applicable privacy laws and regulations. There are persons who try to breach our data security systems or gain other unauthorised access to our databases in order to misappropriate such information for potentially fraudulent purposes and we have previously disclosed incidents of such unauthorised access. Because the techniques used by such persons change frequently, we may be unable to anticipate or protect against the threat of breaches of data security or other unauthorised access. Breaches of our data security systems or other unauthorised access to our databases could damage our reputation and expose us to a risk of loss or litigation and possible liability, as well as increase the likelihood of more extensive governmental regulation of these activities in a way that could adversely affect this aspect of our business.

Changes in government funding of, or spending by, academic institutions may adversely affect demand for the products and services of our science and medical businesses.

The principal customers for the information products and services offered by our Elsevier science and medical publishing business are academic institutions, which fund purchases of these products and services from limited budgets that may be sensitive to changes in private and governmental sources of funding. Accordingly any decreases in budgets of academic institutions or changes in the spending patterns of academic institutions could adversely affect our businesses.

Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our results and our ability to grow.

Our products and services are largely comprised of intellectual property content delivered through a variety of media, including journals, books, CDs, and online, including the internet. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. However, we cannot assure you that our proprietary rights will not be challenged, limited, invalidated or circumvented. Despite trademark and copyright protection and similar intellectual property protection laws, third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorisation. These unauthorised activities may be facilitated by the internet.

In addition, whilst there is now certain internet-specific copyright legislation in the United States and in the European Union, there remains significant uncertainty as to the date from which these will be enforced and the form copyright law regulating digital content may ultimately take. In the United States, copyright laws are increasingly coming under legal challenge and, in the European Union, national legislation by the member states implementing the EU Copyright Directive has not yet been adopted. These factors create additional challenges for us in protecting our proprietary rights to content delivered through the internet and electronic platforms. Moreover, whilst non-copyrightable databases are protected in many circumstances by law in the European Union, there is no equivalent legal protection in the United States.

Changes in the market values of defined benefit pension scheme assets and in the assumptions used to value defined benefit pension scheme obligations may adversely affect our businesses.

We operate a number of pension schemes around the world, the largest schemes being of the defined benefit type in the United Kingdom, the United States and the Netherlands. The assets and obligations associated with defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. In particular, a decrease in the discount rate used to value scheme liabilities, an increase in life expectancy of scheme members, an increase in the rate of inflation or a decline in the market value of investments held by the defined benefit pension schemes (absent any change in their expected long term rate of return) may adversely affect the reported results and financial position of the combined businesses.

We may be unable to implement and execute our strategic and business plans if we cannot maintain high quality management.

The implementation and execution of our strategic and business plans depend on the availability of high quality management resources across all our businesses. We cannot predict that in the future such resources will be available.

We cannot assure you whether our substantial investment in electronic product and platform initiatives will produce satisfactory, long term returns.

We are investing significant amounts to develop and promote electronic products and platforms. The provision of electronic products and services is very competitive and we may experience difficulties developing this aspect of our business due to a variety of factors, many of which are beyond our control. These factors may include competition from comparable and new technologies, new business models and changes in regulation.

Our businesses may be adversely affected if their electronic delivery platforms, networks or distribution systems experience a significant failure or interruption.

Our businesses are increasingly dependent on electronic platforms and distribution systems, primarily the internet, for delivery of their products and services. Although plans and procedures are in place to reduce such risks, our businesses could be adversely affected if their electronic delivery platforms and networks experience a significant failure or interruption.

Our scientific, technical and medical primary journals could be adversely affected by changes in the market.

The scientific, technical and medical (STM) primary publications of Elsevier, like those of most of our competitors, are published on a paid subscription basis. There has been recent debate in the academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be free and funded instead through fees charged to authors and from governmental and other subsidies or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from Elsevier’s paid subscription publications.

A significant portion of our revenue is derived from advertising and exhibitions and spending by companies on advertising and other marketing activities has historically been cyclical.

Approximately 15% of our revenue in 2007 was derived from advertising and 12% from exhibitions. The Reed Business segment in particular is highly dependent on advertising and exhibitions revenue. In 2007, 34% of Reed Business segment revenue was derived from advertising and 39% from exhibitions.

Traditionally, spending by companies on advertising and other marketing activities has been cyclical with companies spending significantly less on advertising in times of economic slowdown or recession. Our results could be adversely affected by a reduction of advertising revenues following economic slowdown or recession.

The exhibitions business is similarly affected by cyclical pressures on spending by companies. Additionally, participation and attendance at exhibitions is affected by the availability of exhibition venues and the propensity of exhibitors and attendees to travel. Our results could be adversely affected if the availability of venues or the demand from exhibitors and attendees were reduced, for example due to international security or public health concerns or acts of terrorism or war.

Our businesses may be adversely affected by the failure of third parties to whom we have outsourced business activities.

New organisational and operational structures have been developed and new appointments made to leverage more effectively our skills, technology and resources across an increasingly synergistic portfolio. This includes outsourcing and offshoring activities such as IT, production and development engineering and will in the future extend into further operational and administrative activities. The failure of third parties to whom we have outsourced business functions could adversely affect our reputation and financial condition.

ITEM 4: INFORMATION ON REED ELSEVIER

HISTORY AND DEVELOPMENT

Corporate structure

Reed Elsevier came into existence in January 1993, when Reed Elsevier PLC and Reed Elsevier NV contributed their businesses to two jointly owned companies, Reed Elsevier Group plc, a UK registered company which owns the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch registered company which owns the financing activities. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities and are publicly held companies. Reed Elsevier PLC’s securities are listed in London and New York, and Reed Elsevier NV’s securities are listed in Amsterdam and New York.

Equalisation arrangements

Reed Elsevier PLC and Reed Elsevier NV each hold a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV, with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds a 5.8% indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between the two companies at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares. The equalisation ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed Elsevier PLC or Reed Elsevier NV.

Under the equalisation arrangements, Reed Elsevier PLC shareholders have a 52.9% economic interest in Reed Elsevier, and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% economic interest in Reed Elsevier. Holders of ordinary shares in Reed Elsevier PLC and Reed Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

The boards of both Reed Elsevier PLC and Reed Elsevier NV have agreed, other than in special circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed Elsevier PLC ordinary shares, the associated UK tax credit), based on the equalisation ratio. A Reed Elsevier PLC ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. A Reed Elsevier NV ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights.

The principal assets of Reed Elsevier PLC comprise its 50% interest in Reed Elsevier Group plc, its 39% interest in Elsevier Reed Finance BV, its indirect equity interest in Reed Elsevier NV and certain amounts receivable from subsidiaries of Reed Elsevier Group plc. The principal assets of Reed Elsevier NV comprise its 50% interest in Reed Elsevier Group plc, its 61% interest in Elsevier Reed Finance BV and certain amounts receivable from subsidiaries of Reed Elsevier Group plc and Elsevier Reed Finance BV. Reed Elsevier NV also owns shares, carrying special dividend rights, in Reed Elsevier Overseas BV, a Dutch registered subsidiary of Reed Elsevier Group plc. These shares enable Reed Elsevier NV to receive dividends from companies within its tax jurisdiction, thereby mitigating Reed Elsevier’s potential tax costs.

Material acquisitions and disposals

Total acquisition expenditure in the three years ended December 31, 2007 was £797 million, after taking into account borrowings and cash acquired. During 2007 a number of acquisitions were made for a total consideration of £319 million, none of which were individually material and the most significant of which was the purchase of the Beilstein chemical compound database. During 2006 a number of acquisitions were made for a total consideration of £171 million, none of which were individually material. During 2005 a number of acquisitions were made for a total consideration of £307 million, the most significant of which was MediMedia MAP, a medical books and journals publishing business based principally in France, Spain, Italy and the United States, for £188 million in August, 2005.

On May 4, 2007 the sale of the Harcourt Assessment and Harcourt Education International businesses for $950 million was announced, and on July 16, 2007 the sale of Harcourt US Schools Education businesses for $4.0 billion was announced. With the exception of Harcourt Assessment and certain Harcourt International businesses, the sales had completed by December 31, 2007. The sale of the remaining Harcourt Education businesses completed on January 30, 2008.

On February 20, 2008 Reed Elsevier approved a plan to divest Reed Business Information. In the year to December 31, 2007 Reed Business Information reported revenues of £906 million and operating profits of £89 million.

Also on February 20, 2008 Reed Elsevier entered into a definitive merger agreement with ChoicePoint Inc. to acquire the company for cash. Taking into account ChoicePoint’s estimated net debt of $0.6 billion, the total value of the transaction is $4.1 billion. The merger is subject to customary regulatory approvals and the approval of ChoicePoint’s shareholders. It is expected to be completed later in the year.

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to investment in systems infrastructure to support electronic publishing activities, computer equipment and office facilities. Total such capital expenditure, which is financed from operating cash flows, amounted to £145 million in 2007 (2006: £167 million; 2005: £173 million) for continuing operations of the combined businesses. Further information on capital expenditure is given in notes 17 and 19 to the combined financial statements.

Principal Executive Offices

The principal executive offices of Reed Elsevier PLC are located at 1-3 Strand, London WC2N 5JR, England. Tel: +44 20 7930 7077. The principal executive offices of Reed Elsevier NV are located at Radarweg 29, 1043 NX Amsterdam, the Netherlands. Tel: +31 20 485 2434. The principal executive office located in the United States is at 125 Park Avenue, 23rd Floor, New York, New York, 10017. Tel +1 212 309 5498. Our internet address is www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

BUSINESS OVERVIEW

We are one of the world’s leading publishers and information providers. Our activities include science and medical, legal and business publishing. Our principal operations are in North America and Europe. For the year ended December 31, 2007 we had total revenue from continuing operations of approximately £4.6 billion and an average of approximately 31,600 employees. As at December 31, 2007 we had approximately 31,500 employees. In 2007, North America represented our largest single geographic market, based on revenue by destination, contributing 49% of our total revenue from continuing operations.

Our businesses provide products and services that are organised in three business divisions: Elsevier serves the science and medical sector; LexisNexis, the legal and other professional sectors; and Reed Business, the business to business sector.

Revenue is derived principally from subscriptions, circulation sales, advertising sales and exhibition fees. In 2007, 46% of Reed Elsevier’s revenue from continuing operations was derived from subscriptions; 20% from circulation sales; 15% from advertising sales; 12% from exhibition fees; and 7% from other sources. An increasing proportion of revenue is derived from electronic information products, principally internet based, and in 2007, 47% of our revenue was derived from such sources, including 72% of LexisNexis revenue, 48% of Elsevier revenue and 19% of Reed Business revenue.

Subscription sales are defined as revenue derived from the periodic distribution or update of a product or from the provision of access to online services, which is often prepaid. Circulation sales include all other revenue from the distribution of a product and transactional sales of online services, usually on cash or credit terms. The level of publishing related advertising sales and exhibition fees has historically been tied closely to the economic and business investment cycle with changes in the profit performance of advertisers, business confidence and other economic factors having a high correlation with changes in the size of the market. Subscription sales and circulation sales have tended to be more stable than advertising sales through economic cycles.

Revenue is recognised for the various categories as follows: subscriptions — on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation — on despatch; advertising — on publication or period of online display; exhibitions — on occurrence of the exhibition. Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on attribution of relative value.

Certain of our businesses are seasonal in nature. In Elsevier, a significant proportion of annual revenue is derived from calendar year based journal subscriptions, with the substantial majority of annual cash inflow from these arising in the fourth quarter of each financial year. The majority of medical publishing and sales arise in the second half of the year. This, together with the phasing of other subscription receipts and exhibition deposits, results in significant cash flow seasonality whereby the substantial majority of annual operating cash inflows normally arise in the second half of the year.

Our businesses compete for subscription, circulation and marketing expenditures in scientific and medical, legal and business sectors. The bases of competition include, for readers and users of the information, the quality and variety of the editorial content, the quality of the software to derive added value from the information, the timeliness and the price of the products and, for advertisers, the quality and the size of the audiences targeted.

	Revenue from continuing operations(1)
	Year ended December 31,
	2007		2006		2005
	(in millions, except percentages)

Elsevier	£1,507	33%	£1,521	34%	£1,436	34%
LexisNexis	1,594	35	1,570	35	1,466	34
Reed Business	1,483	32	1,418	31	1,363	32

Total	£4,584	100%	£4,509	100%	£4,265	100%

(1)	Following announcement in February 2007 of the planned sale of Harcourt Education, the division is presented in the financial statements as a discontinued operation and is excluded from the above analysis.

ELSEVIER

	Year ended December 31,
	2007	2006	2005
	(in millions)

Revenue
Elsevier
Science & Technology	£774	£792	£785
Health Sciences	733	729	651

	£1,507	£1,521	£1,436

Elsevier comprises worldwide scientific, technical and medical publishing and communications businesses. Elsevier’s principal operations are located in Amsterdam, London, Oxford, New York, Philadelphia, St. Louis, San Diego, Boston, Paris, Munich, Madrid, Singapore, Tokyo and Delhi.

Elsevier is managed as two customer-facing divisions: Science & Technology and Health Sciences, supported by shared service functions that provide book and journal production, application management, information technology, fulfilment and distribution services.

Science & Technology

The Science & Technology division contributed 51% of the total Elsevier revenue in 2007. Of this revenue, 77% came from journals (both print and electronic), 11% from books and the rest mainly from databases and software. Approximately 35% of Science & Technology revenue in 2007 was derived from North America, 34% from Europe and the remaining 31% from the rest of the world.

Through a number of imprints, including Elsevier, Academic Press, Focal Press and Butterworth Heinemann, Elsevier supplies scientific and technical information through journals and books, in print and electronic media, to libraries, scientists and professionals serving a wide range of research fields including the life sciences, social sciences, materials, engineering, chemistry, physics, economics, mathematics, earth sciences, computer sciences, management and psychology. Among Elsevier’s scientific journals well known in their fields are Cell, Brain Research, Neuroscience, Journal of Molecular Biology, Molecular Therapy and Developmental Biology in the life sciences; Tetrahedron and Journal of Chromatography A in chemistry; Physics Letters A, Solid State Communications, Journal of Computational Physics and Journal of Sound and Vibration in physics; Journal of Financial Economics and Social Sciences in Medicine in the fields of economics and social sciences; Artificial Intelligence in the computer sciences field; and Biomaterials in the field of material sciences and engineering.

Science & Technology’s flagship electronic product is ScienceDirect, the world’s largest database of scientific, technical and medical journal articles. ScienceDirect now holds almost nine million scientific research articles and an expanding portfolio of books currently comprising over 65 major reference works, over 50 book series, seven handbooks totaling over 175 volumes, and more than 4,000 e-books. Beginning in 2008 over 500 e-books will be added to ScienceDirect each year. Elsevier also publishes secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary information in the form of review and reference works.

Elsevier’s online products include Scopus, which provides scientists with a comprehensive database and intuitive tool to navigate their way quickly through the world’s accumulated scientific research. The Scopus database now has nearly 33 million records of scientific research articles from 15,000 peer reviewed journals, over 21 million patents, and references to over 386 million web pages.

Elsevier offers secondary databases, available electronically, online or on CD. These include: EMBASE, covering pharmaceutical and biomedical sciences; Compendex, which is largely distributed through the online discovery platform Engineering Village, covering the engineering disciplines; CrossFire Beilstein, a database in organic chemistry; and Geobase, focusing on geoscience and related areas.

Competition within the science and technology publishing fields is generally on a title by title and product by product basis. Competing journals, books and databases are typically published by other professional publishers and learned societies such as the American Chemical Society, the Institute of Electrical and Electronics Engineers and the American Institute of Physics in the United States and the Royal Society of Chemistry in the United Kingdom.

Elsevier’s print science journals are generally sold to libraries on a paid subscription basis, with subscription agents facilitating the administrative process. Electronic products, such as ScienceDirect, are sold directly to libraries, corporations and other end users through our dedicated sales force which has offices around the world including Amsterdam, New York, Rio de Janeiro, Singapore and Tokyo. Books are sold through book stores, both traditional and online, wholesalers and direct marketing.

Health Sciences

The Health Sciences division of Elsevier operates an international network of nursing, health professions and medical publishing and communications businesses under the Saunders, Mosby, Churchill Livingstone, Excerpta Medica, Masson, Doyma and Netter imprints and brands. It also operates an electronic health care content delivery business including such brands as MD Consult, Evolve, Gold Standard and MC Strategies. Its principal geographic markets are the United States, the United Kingdom, Germany, France and Spain, while other important markets include Italy, Canada, Australia, Japan, China, India and South East Asia.

Health Sciences contributed approximately 49% of the total Elsevier revenue in 2007. Of this revenue, 48% came from journals and related activities, 43% from books and related activities, both delivered in print and electronic form, and the remainder mainly from the pharmaceutical communication business. Approximately 56% of Health Sciences revenue by destination in 2007 was derived from North America, 28% from Europe and the remaining 16% from the rest of the world.

Elsevier publishes a broad range of journals serving both the healthcare researcher and practitioner, such as The Lancet, The Journal of the American College of Cardiology, Gastroenterology, The Journal of Allergy and Clinical Immunology, Pain, Journal of Emergency Medical Services, The Journal of Urology, The American Journal of Obstetrics and Gynecology, and European Journal of Cancer. Within its journal publishing programme, Elsevier publishes a number of journals for learned societies.

Elsevier publishes English language textbooks and reference works for students and practising professionals in the medical, nursing and health professions in the United States, the United Kingdom, Canada and Australia. Elsevier also publishes local language medical books and journals and provides communications services in many other geographies. Elsevier’s medical textbooks include Gray’s Anatomy, Cecil Medicine, Guyton’s Textbook of Medical Physiology, Robbins & Cotran Pathologic Basis of Disease, and Rang and Dale’s Pharmacology. Elsevier’s nursing titles include Mosby’s Medical, Nursing and Allied Health Dictionary, Mosby’s Nursing Drug Reference, Medical-Surgical Nursing, Potter and Perry’s Fundamentals of Nursing and Wong’s Essentials of Pediatric Nursing. In the allied health professions markets, Elsevier publishes Chabner’s The Language of Medicine, Merrill’s Atlas of Radiographic Positioning & Procedures, Ettinger’s Textbook of Veterinary Internal Medicine and Sturdevant’s Art and Science of Operative Dentistry. Elsevier’s local language book and journal titles include Encyclopédie Médico-Chirurgicale and the book series Les Conférences d’Enseignement in France, Medicina Interna in Spain and Sobotta’s Atlas der Anatomie des Menschen in Germany. Notable local language journals include La Presse Medicale and Archives de Maladies du Coeur et des Vaisseaux (France) and Jano (Spain).

As an extension of its medical reference works programme, Elsevier publishes fully searchable online web editions.

Elsevier offers a suite of electronic products serving both students and practising professionals across health science markets. In addition to offering medical journals online through ScienceDirect and other electronic platforms, Health Sciences’ Consult suite of products provides web access to major medical reference works, databases, clinical journals, drug information, video based procedures content, practice guidelines, education programmes, expert commentaries and medical news for medical students, physicians and other healthcare professionals. In 2007, Elsevier has continued to develop its online health sciences education platform, Evolve, which provides electronic content, services and course management tools to support and develop its health sciences textbook programme.

Through Excerpta Medica, Elsevier publishes customised information for healthcare professionals, medical societies and pharmaceutical companies internationally. Excerpta Medica also works closely with pharmaceutical companies to provide international marketing and communications platforms for new drugs.

The medical publishing field is fragmented with competition generally on a title by title and product by product basis. In the United States, Elsevier faces regional competition from a number of information publishers and service providers, including Wolters Kluwer Health (Ovid, Adis International and Lippincott Williams & Wilkins); The Thomson Corporation (Thomson Healthcare); McGraw Hill (Harrison’s); Pearson (Prentice Hall); Wiley-Blackwell; Informa (Informa Healthcare, Taylor & Francis); the American Medical Association (JAMA); and the Massachusetts Medical Society (New England Journal of Medicine).

Books are sold by book stores and wholesalers, and directly, generally through our dedicated sales force. Print journals are generally sold to libraries, with subscription agents facilitating the administrative process, and to individuals, through direct mail and through societies. Electronic products, such as MD Consult, are generally sold directly to hospitals, medical practitioners, health care payers and other end users directly through our dedicated sales force.

Shared services

The shared service functions provide book and journal production, application management, information technology, customer service and support, and fulfillment and distribution for both the Science & Technology and Health Sciences divisions.

Much of the pre-press production for journals and books is outsourced. An electronic production system manages the journal production process from author submission to delivery of the full text of journal articles in whichever format the customer requires, via ScienceDirect, MD Consult, learned society websites, on CD or in print.

All printing is outsourced to unaffiliated printers in many locations including North America, Europe and Asia. Elsevier’s book warehouse in the United States is owned and operated by Elsevier, but all other distribution and warehousing services are outsourced.

LEXISNEXIS

	Year ended December 31,
	2007	2006	2005
	(in millions)

Revenue
LexisNexis
United States	£1,113	£1,129	£1,061
International	481	441	405

	£1,594	£1,570	£1,466

LexisNexis provides legal, tax, regulatory, risk management, information analytics and business information solutions aligned to the workflow of professional, business and government customers in the US and internationally and comprises LexisNexis United States and LexisNexis International.

Legal and regulatory markets worldwide are seeing continuing growth driven by the increasing level of legislation and litigation, as well as the increasing number of lawyers. Additional opportunities are also developing beyond the core research market, through the delivery of value added solutions to meet demands for greater legal efficiency and productivity.

Increasingly legal information and services are being delivered online, with potential to deliver such products and solutions in markets outside the United States where online migration is at significantly lower levels than in the US legal market. In recent years, LexisNexis has, with its comprehensive US public records databases, expanded in the market for risk information and analytics, which is growing due to increasing consumer credit losses and fraud and the demand for identity verification.

In 2007, LexisNexis United States contributed approximately 70% of the total LexisNexis revenue, with LexisNexis International accounting for 30%.

LexisNexis United States

LexisNexis United States comprises US Legal Markets and US Corporate and Public Markets. In 2007, approximately 62% of LexisNexis United States’ revenue came from subscription sales, including online services, 19% from transactional sales, including online services, 8% from advertising, including directory listings, 2% from circulation and copy sales and the remaining 9% from other sources.

US Legal Markets develops, markets and sells LexisNexis information products and services in electronic and print formats to law firms and practitioners, law schools and state and local governments. During 2007, we have selectively acquired a number of small businesses, including providers of software tools for litigation professionals that complement the assets and customer relationships we already have.

The flagship online legal research service, lexisnexis.com, provides online access to state and federal case law; codes and statutes; court documents; over seven billion searchable documents from over 35,000 sources online; business news, legal news, and regional news; expert commentary on the law; and sophisticated searching and linking tools customised for the needs of legal researchers.

US Legal Markets is increasingly providing Total Practice Solutions, combining content with online workflow tools to provide products and solutions in Client Development, Research, Practice Management and Litigation Services.

Client Development solutions include the Martindale-Hubbell electronic network that showcases the qualifications and credentials of over one million lawyers and law firms worldwide. In addition, it provides a suite of business intelligence tools that help lawyers find and target clients, along with customer relationship management workflow tools. In Research, LexisNexis provides statutes and case law for all 50 US states as well as research, analysis and citation services. They include Matthew Bender publications Collier on Bankruptcy, Moore’s Federal Practice and Nimmer on Copyright, Michie’s 600 practice-enhancing titles, 400 custom legal publications and annotated codes as well as its United States Code Service and United States Supreme Court Reports, Lawyer’s Edition. It also includes Shepard’s, the publisher of Shepard’s Citations Service, a legal citation service delivered online and in print. “Shepardizing” is a common process for US lawyers checking the continuing authority of cases or statutory references. Practice Management solutions include time and billing, case management, cost recovery and document management. Litigation Services include a range of workflow solutions for litigators including Total Litigator, electronic discovery services, evidence management through Casesoft’s Casemap product, Concordance’s Dataflight case analysis product, court docket tracking and e-filing with our Courtlink service, expert identification and legal document preparation.

US Corporate and Public Markets develops, markets and sells LexisNexis products and services to corporations, federal government agencies and academic institutions and also manages news, business, financial and public records content acquisition and enhancements. The risk management and information analytic applications of US Corporate and Public Markets are designed to assist customers in managing risk through fraud detection and prevention, identity verification, pre-employment screening and due diligence; and allow business, financial services, legal and government customers to quickly and easily extract valuable knowledge from a vast array of data.

In US legal markets, LexisNexis United States’ principal competitor is West (The Thomson Corporation). The principal competitors in corporate and public markets are West and Dialog (The Thomson Corporation), Factiva (News Corporation) and ChoicePoint.

LexisNexis International

The LexisNexis International division comprises LexisNexis Europe, Canada, Latin America and Africa, headquartered in London, and LexisNexis Asia Pacific, headquartered in Singapore. In 2007, approximately 62% of LexisNexis International’s revenue was derived from subscriptions, 27% from circulation sales, 2% from advertising and 9% from other sources. In the same year, approximately 40% of revenue came from the UK, 29% from Continental Europe and 31% from the rest of the world. The most significant business within Continental Europe is in France.

LexisNexis Butterworths in the United Kingdom is a professional publisher, providing legal, tax and business information and solutions via online, print and CD media. The web-based LexisNexis Butterworths service provides a resource for legal, tax, regulatory and business information, including access to a range of UK, US, Australian, New Zealand, South African and other legal materials, via a single gateway. LexisNexis Butterworths’ principal publications are Halsbury’s Laws of England, The Encyclopaedia of Forms and Precedents, Simon’s Taxes and Butterworths Company Law Service. The principal competitors in the United Kingdom are Sweet & Maxwell and Westlaw (both part of the Thomson Corporation) in legal markets; CCH Croner (Wolters Kluwer) in tax and regulatory markets; and Factiva (News Corporation) in corporate markets.

LexisNexis in France is a provider of information to lawyers, notaries and courts, with JurisClasseur and La Semaine Juridique being the principal publications. Under the brand of Infolib LexisNexis also provides practice management and computation software tools for lawyers, notaries and accountants. The major competitors of LexisNexis in France are Editions Francis Lefèbvre, Editions Legislatives, Dalloz (Lefèbvre) and Lamy (Wolters Kluwer).

REED BUSINESS

	Year ended December 31,
	2007	2006	2005
	(in millions)

Revenue
Reed Business Information	£906	£896	£892
Reed Exhibitions	577	522	471

	£1,483	£1,418	£1,363

Reed Business comprises Reed Business Information, the business magazine, website and information businesses operating principally in the United States, the United Kingdom, Continental Europe and Asia Pacific, and Reed Exhibitions, an international exhibition organising business.

Reed Business Information

Reed Business Information contributed approximately 61% of Reed Business revenue in 2007. In the United States, business to business magazines are primarily distributed on a “controlled circulation” basis, whereby the product is delivered without charge to qualified buyers within a targeted industry group based upon circulation lists developed and maintained by the publisher. Magazines distributed on a “controlled circulation” basis are therefore wholly dependent on advertising for their revenues. In the United Kingdom, business magazines are distributed both on a “controlled circulation” basis and a “paid circulation” basis, with “paid circulation” titles also dependent on advertising for a significant proportion of their revenues. In the Netherlands, a higher proportion of publications are sold by “paid circulation”.

In 2007, approximately 56% of Reed Business Information revenue came from advertising, 26% from subscription sales, 6% from circulation sales, 3% from training and 9% from other sources. Approximately 33% of Reed Business Information revenue in 2007 came from North America, 25%, from the United Kingdom, 35% from Continental Europe and 7% from the rest of the world.

Online revenue grew by 27% in 2007 to over £250 million reflecting user and advertising demand for our community websites (webzines), recruitment, lead generation and search, as well as our online data services. Supporting the continued

online growth is an established network of online focused sales, search and marketing resources. Attracting and retaining appropriately skilled people is critical as the business continues to expand and develop its online portfolio.

Reed Business Information US (“RBI US”) is a publisher of business information, with over 60 trade magazines. Amongst the RBI US titles are Variety, Broadcasting & Cable, Multichannel News, Publishers Weekly, EDN, Design News and Interior Design, all of which provide online communities to their users by way of associated websites. Through its Reed Construction Data business, RBI US provides national coverage of construction project information, through subscription newsletters, CD and the online service Connect. Other products and services include websites, direct mail, newspapers, newsletters and custom published supplements. The online lead generation business BuyerZone was acquired in January 2007, enhancing the overall online portfolio.

RBI US operates circulation management and fulfilment facilities in Colorado and the Caribbean island of St Kitts, through which it identifies, qualifies and maintains subscriber lists for substantially all of its titles. Paper and printing services are purchased on a coordinated basis with other Reed Elsevier businesses in the United States. Distribution of magazines is conducted primarily through the US postal service, supplemented by news-stand sales through unaffiliated wholesalers.

Reed Elsevier’s US business titles compete on an individual basis with the titles, print and digital, of individual publishers, including Advanstar, CMP Media (United Business Media), Hanley Wood, McGraw Hill, Penton and Nielsen (formerly VNU).

Reed Business Information UK (“RBI UK”), a business information publisher, has a portfolio of over 100 business magazines, directories, market access products and online services. Its business magazines include Computer Weekly, Farmers Weekly, Estates Gazette, Flight International, New Scientist, Caterer & Hotelkeeper, Commercial Motor and Community Care, all of which provide online communities via associated websites. Its other online services include recruitment sites such as totaljobs.com and CWjobs.co.uk, an online targeted newsletter provider, eMedia, and data services supplying information to the aerospace, property, banking, chemicals industries and XPertHR for the human resources sector.

Paper and printing services are purchased from unaffiliated third parties, primarily on a coordinated basis with other Reed Elsevier businesses in the United Kingdom. RBI UK’s distribution is generally through public postal systems, with news-stand distribution for some titles through outside wholesalers. RBI UK competes directly with EMAP Business Communications, Nielsen and CMP Media in a number of sectors in the United Kingdom, and also with many smaller companies on an individual title by title basis.

Reed Business Information competes for online advertising with other business-to-business websites as well as Google and other internet search engines.

In Continental Europe, the principal business is Reed Business Information Netherlands (“RBI NL”), a business magazine and information publisher, publishing over 160 titles. Through trade journals, product news tabloids, directories, documentary systems, databases, newspapers, and websites, RBI NL serves industries which include agriculture, catering, construction, engineering, food, fashion, horticulture, tourism and travel. Its principal titles include Elsevier, a current affairs weekly, Beleggers Belangen and FEM in business and management, Boerderij in agriculture and Distrifood in retail. Its titles are predominantly subscription based and revenue is principally divided between subscriptions and advertising. Other publications within Continental Europe include Stratégies in France, Arte y Cemento in Spain and Detail in Germany.

Printing and production is contracted out to third parties and distribution is mainly through the postal system. RBI NL competes with a number of companies on a title by title basis in individual market sectors, the largest competitors in print being Wolters Kluwer and Nielsen.

In Asia Pacific, principal titles include Australian Doctor and Money Management in Australia and EDN, a design news magazine for the electronics industry, in Asia.

Reed Exhibitions

Reed Exhibitions organises trade exhibitions and conferences internationally, with over 500 events in 38 countries, attracting over 90,000 exhibitors and six million visitors annually. The business contributed approximately 39% of the revenue of Reed Business in 2007. 72% of Reed Exhibitions’ revenue is derived from exhibition participation fees, with the balance primarily attributable to conference fees, advertising in exhibition guides, sponsorship fees and admission charges. In 2007, approximately 21% of Reed Exhibitions’ revenue came from North America, 46% from Continental Europe, 11% from the United Kingdom and the remaining 22% from the rest of the world. As some events are held other than annually, revenue in any single year may be affected by the cycle of non-annual exhibitions.

Reed Exhibitions’ events are concentrated primarily in the following industries: aerospace; building and construction; electronics; energy; oil and gas; waste management; food and hospitality; jewellery; pharmaceuticals; property; publishing; sport and recreation; and travel. They include JCK International Jewellery Shows, Professional Golfers Association (PGA) Merchandise Show and National Hardware Show in North America; World Travel Market and London Book Fair in the United Kingdom; Batimat, MIDEM, MIPTV, MIPcom, MIPIM, MAPIC, Salon Nautique, Pollutec and Maison et Objet in France; AIMEX and Australian Gift Fairs in Australia; International Jewellery Tokyo in Japan; and Thai Metalex in South-East Asia. In April 2007 Reed Exhibitions acquired a 60% interest in a Brazilian exhibition business, comprising many market leading events.

The exhibition industry has historically been extremely fragmented. The main US competitor is Nielsen, and the main UK competitor is CMP. Outside the United States, competition comes primarily from industry focused trade associations and convention centre and exhibition hall owners who are also seeking an international presence.

HARCOURT EDUCATION — DISCONTINUED OPERATIONS

	Year ended December 31,
	2007	2006	2005
	(in millions)

Revenue
Harcourt Education
US Schools and Testing	£708	£776	£785
International	44	113	116

	£752	£889	£901

Following announcement in February 2007 of the planned sale of Harcourt Education, the division is presented as a discontinued operation. On May 4, 2007 the sale of Harcourt Assessment and Harcourt Education International businesses for $950 million was announced, and on July 16, 2007 the sale of Harcourt US Schools Education businesses for $4.0 billion was announced. The sales had completed by December 31, 2007 with the exception of Harcourt Assessment and certain Harcourt International businesses, the sale of which completed on January 30, 2008.

ELSEVIER REED FINANCE BV

Elsevier Reed Finance BV, the Dutch parent company of the Elsevier Reed Finance BV group (“ERF”), is directly owned by Reed Elsevier PLC and Reed Elsevier NV. ERF provides treasury, finance, intellectual property and insurance services to the Reed Elsevier Group plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA (“EFSA”), Elsevier Properties SA (“EPSA”) and Elsevier Risks SA (“ERSA”). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

EFSA is the principal treasury centre for the combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier Group plc’s businesses operating in Continental Europe, South America, the Pacific Rim, India, China and certain other territories, and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also arranges or directly provides Reed Elsevier Group plc businesses with financing for acquisitions and product development and manages cash pools and investments on their behalf.

EPSA is responsible for the management of tangible and intangible property rights whilst ERSA is responsible for insurance activities relating to risk retention.

In 2007, EPSA issued a CHF350 million bond in the Swiss public market and concluded several term financing agreements. It renegotiated a number of banking and cash management arrangements in Continental Europe and Asia and continued to provide advice to Reed Elsevier Group plc companies on treasury matters, including interest and foreign currency exposures particularly in the context of the disposal of the Harcourt Education businesses.

The average balance of cash under management by EFSA in 2007, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.9 billion (2006: $0.5 billion).

EPSA acquired additional intangible assets in the period, including the rights to the Beilstein chemical compound database.

At the end of 2007, 89% (2006: 88%) of ERF’s gross assets were held in US dollars and 10% (2006: 10%) in euros, including $8.5 billion (2006: $8.4 billion) and €0.7 billion (2006: €0.8 billion) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $1.3 billion and short term debt of $1.1 billion backed by committed bank facilities. Long term debt is derived from a Swiss domestic public bond issue, bilateral term loans and private placements. Short term debt is primarily derived from euro and US commercial paper programmes.

ORGANISATIONAL STRUCTURE

A description of the corporate structure is included under “— History and Development” on page 10. A list of significant subsidiaries, associates, joint ventures and business units is included as an exhibit, see “Item 19: Exhibits” on page F-83.

PROPERTY, PLANTS AND EQUIPMENT

We own or lease over 350 properties around the world, the majority being in the United States. The table below identifies the principal owned and leased properties which we use in our business.

			Floor space
Location	Business segment(s)	Principal use(s)	(square feet)

Owned properties
Miamisburg, Ohio	LexisNexis	Office	403,638
Linn, Missouri	Elsevier	Warehouse	236,105
Albany, New York	LexisNexis	Office	194,780
Oak Brook, Illinois	Reed Business	Office	181,659
Colorado Springs, Colorado	LexisNexis	Office	181,197

Leased properties
San Antonio, Texas	Harcourt Assessment	Office and warehouse	559,258
New York, New York	Reed Business and Elsevier	Office	451,800
Amsterdam, Netherlands	Reed Business and Elsevier	Office	429,308
Miamisburg, Ohio	LexisNexis and Elsevier	Office and data centre	213,802
Sutton, England	Reed Business	Office	191,960
Binghamton, New York	LexisNexis	Office and warehouse	162,000

All of the above properties are substantially occupied by Reed Elsevier businesses.

None of the real property owned or leased by Reed Elsevier which is considered material to Reed Elsevier taken as a whole is presently subject to liabilities relating to environmental regulations.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS — REED ELSEVIER

The following discussion is based on the combined financial statements of Reed Elsevier for the three years ended December 31, 2007 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The following discussion should be read in conjunction with, and is qualified by reference to, the combined financial statements.

Reed Elsevier derives its revenue principally from subscriptions, circulation sales, advertising sales and exhibition fees.

Revenue by source for continuing operations(1)
Year ended December 31,

	2007		2006		2005
	(in millions, except percentages)

Subscriptions	£2,079	46%	£2,083	46%	£1,926	45%
Circulation	916	20	894	20	876	20
Advertising	699	15	697	16	668	16
Exhibition fees	569	12	516	11	479	11
Other	321	7	319	7	316	8

Total	£4,584	100%	£4,509	100%	£4,265	100%

Revenue by geographic market for continuing operations(1)
Year ended December 31,

	2007		2006		2005
	(in millions, except percentages)

North America	£2,233	49%	£2,322	52%	£2,212	52%
United Kingdom	603	13	531	12	503	12
The Netherlands	206	4	196	4	195	4
Rest of Europe	897	20	866	19	790	19
Rest of world	645	14	594	13	565	13

Total	£4,584	100%	£4,509	100%	£4,265	100%

(1)	Following announcement in February 2007 of the planned sale of Harcourt Education, the division is presented as a discontinued operation and is excluded from the above analysis.

The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The most significant cost item for Reed Elsevier as a whole is staff costs, which in 2007 for continuing operations represented 41% of Reed Elsevier’s total cost of sales and operating expenses before amortisation of acquired intangible assets (2006: 41%; 2005: 42%).

The following tables show revenue, operating profit and adjusted operating profit for each of Reed Elsevier’s continuing business segments in each of the three years ended December 31, 2007 together with the percentage change in 2007 and 2006 at both actual and constant exchange rates. Adjusted operating profit is included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources to the business segments, as reported under IAS 14: Segment Reporting in note 3 to the combined financial statements. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition integration costs, and is grossed up to exclude the equity share of taxes in joint ventures. A reconciliation of adjusted operating profit to operating profit is included below.

	Revenue from continuing operations(5)
	Year ended December 31,
	2007		2006		% change		2005		% change
					actual	constant			actual	constant
					rates	rates(1)			rates	rates(2)
	(in millions, except percentages)

Elsevier	£1,507	33%	£1,521	34%	-1%	+4%	£1,436	34%	+6%	+8%
LexisNexis	1,594	35	1,570	35	+2	+8	1,466	34	+7	+8
Reed Business	1,483	32	1,418	31	+5	+7	1,363	32	+4	+5

Total	£4,584	100%	£4,509	100%	+2%	+6%	£4,265	100%	+6%	+7%

	Operating Profit from continuing operations(5)
	Year ended December 31,
	2007		2006		% change		2005		% change
					actual	constant			actual	constant
					rates	rates(1)			rates	rates(2)
	(in millions, except percentages)

Elsevier	£410	46%	£395	47%	+4%	+10%	£396	51%	0%	+7%
LexisNexis	287	32	264	31	+9	+15	218	28	+21	+23
Reed Business	197	22	183	22	+8	+10	158	21	+16	+18

Subtotal	£894	100%	£842	100%			£772	100%
Corporate costs	(45)		(39)				(32)
Unallocated net pension credit(4)	39		34				12

Total	£888		£837		+6%	+12%	£752		+11%	+16%

	Adjusted Operating Profit from continuing operations(3)(5)
	Year ended December 31,
	2007		2006		% change		2005		% change
					actual	constant			actual	constant
					rates	rates(1)			rates	rates(2)
	(in millions, except percentages)

Elsevier	£477	42%	£465	43%	+3%	+9%	£449	45%	+4%	+10%
LexisNexis	406	35	380	35	+7	+14	338	34	+12	+13
Reed Business	260	23	241	22	+8	+10	214	21	+13	+14

Subtotal	£1,143	100%	£1,086	100%			£1,001	100%
Corporate costs	(45)		(39)				(32)
Unallocated net pension credit(4)	39		34				12

Total	£1,137		£1,081		+5%	+11%	£981		+10%	+14%

Adjusted operating profit is derived from operating profit as follows:

	2007	2006	2005
	(in millions)

Operating profit	£888	£837	752
Adjustments:
Amortisation of acquired intangible assets	221	211	203
Acquisition integration costs	20	23	20
Reclassification of tax in joint ventures	8	10	6

Adjusted operating profit	£1,137	£1,081	£981

(1)	Represents percentage change in 2007 over 2006 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2006 financial year. These rates were used in the preparation of the 2006 combined financial statements.

(2)	Represents percentage change in 2006 over 2005 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2005 financial year. These rates were used in the preparation of the 2005 combined financial statements.

(3)	Adjusted operating profit represents operating profit before the amortisation of acquired intangible assets and acquisition integration costs, and is grossed up to exclude the equity share of taxes in joint ventures, and is reconciled to operating profit above.

(4)	The unallocated net pension credit of £39 million (2006: £34 million; 2005: £12 million) comprises the expected return on pension scheme assets of £196 million (2006: £178 million; 2005: £149 million) less interest on pension scheme liabilities of £157 million (2006: £144 million; 2005: £137 million).

(5)	Following announcement in February 2007 of the planned sale of Harcourt Education, the division is presented as a discontinued operation and is excluded from the above analysis.

In the commentary below, percentage movements are at actual exchange rates unless otherwise stated. Percentage movements at constant exchange rates are calculated using the average and hedge exchange rates for the previous financial year. Percentage movements at both actual rates and constant rates are shown in tables on page 21. The effect of currency movements on the 2007 results is further described separately below (see “— Effect of Currency Translation” on pages 28 and 29). References to operating profit relate to operating profit including joint ventures. References to underlying performance are calculated to exclude the effects of acquisitions and disposals in the current and prior year and the impact of currency.

Results of Operations for the Year Ended December 31, 2007
Compared to the Year Ended December 31, 2006

General — continuing operations

Revenue increased by 2% to £4,584 million.  At constant exchange rates, revenue was 6% higher, both including and excluding acquisitions and disposals.

Operating profits of £888 million were up 6%, or 12% at constant exchange rates, compared with £837 million in 2006. Operating profit is stated after amortisation of acquired intangible assets of £221 million (2006: £211 million), acquisition integration costs of £20 million (2006: £23 million) and includes tax charges in respect of joint ventures of £8 million (2006: £10 million). Excluding these items, operating profits would have been up 5% at £1,137 million (2006: £1,081 million), or up 11% at constant exchange rates, and up 10% on an underlying basis. The increase in operating profits at constant exchange rates principally reflects improved underlying performance.

Operating margin, including amortisation of acquired intangible assets and acquisition integration costs, was 19.4% (2006: 18.6%). Excluding amortisation of acquired intangible assets, acquisition integration costs and the equity share of taxes in joint ventures, the margin would have been 24.8%, up 0.8 percentage points compared to 2006, or up 1.0 percentage points on an underlying basis. The cycling out of biennial joint venture exhibitions, which contribute to profit but not to revenues, had a 0.1 percentage point adverse effect on overall margin growth. Currency translation mix and the effect of the science journal currency hedging programme reduced margin by 0.2 percentage points. (The net benefit of the Elsevier science journal hedging programme is lower in 2007 than in 2006 as the effect of the weaker US dollar is incorporated within the three year rolling hedging programme.) For further explanation of the effects of currency translation, see “— Effect of Currency Translation” on pages 28 and 29.

The amortisation charge for acquired intangible assets, including the share of amortisation for joint ventures, of £221 million was up £10 million on the prior year principally as a result of recent acquisitions, partly offset by currency translation effects.

Net finance costs, at £139 million, were £19 million lower than in the prior year due to currency translation effects and the benefit of proceeds from the disposal of Harcourt Education.

Profit before tax was £812 million, compared with £678 million in 2006, an increase of 20%, or 26% at constant exchange rates. The increase in profit before tax principally reflects the increased operating profits and gains on disposals.

The tax credit of £82 million compares with a charge of £86 million in the prior year. The current year credit includes the benefit of £223 million in respect of previously unrecognised deferred tax assets and capital losses arising in continuing operations, which are realisable as a result of the gain on disposal of Harcourt Education. The reported tax credit also reflects movements on deferred tax balances arising on unrealised exchange differences on long term interaffiliate lending. These deferred tax movements are recognised in the income statement but are not expected to crystallise in the foreseeable future.

Net profit from discontinued operations comprises the post-tax profit of Harcourt Education of £78 million, compared with £33 million in 2006, the pre-tax gain on the disposal of the Harcourt US Schools business and those Harcourt International businesses completed in the year of £611 million, less taxes on the completed disposals of £380 million (before taking account of the tax credits arising in continuing operations described above).

The profit attributable to shareholders of £1,200 million was up 93%, or 105% at constant exchange rates, compared to £623 million in 2006, reflecting the operating performance of the business and the gain arising on the disposal of Harcourt Education businesses.

Elsevier

Revenue and adjusted operating profits were down 1% and up 3% respectively compared to 2006. At constant exchange rates, revenue and adjusted operating profits were up 4% and 9% respectively, or 6% and 10% on an underlying basis. The adjusted operating margin was 1.1 percentage points higher in 2007 than in 2006, driven by revenue growth and cost efficiency, particularly in production and procurement.

The Science & Technology business saw underlying revenue growth of 6%, or 2% at constant currencies after acquisitions and disposals, reflecting journal subscription renewals at 97% and growing online sales with increasing market penetration. This was driven by ScienceDirect, which saw widening distribution especially in small academic and emerging markets, and from the further launch of electronic books.

In Health Sciences, revenue growth at constant currencies was 6%, both before and after the impact of acquisitions and disposals, driven by growth in the nursing and allied health professional sector, and expanding online solutions in response to a growing need within the healthcare industry for technology enabled information solutions to improve the quality and effectiveness of diagnosis, treatment and care. Growth was partly held back by a flat performance in pharmaceutical advertising markets, with share gains compensating for weaker markets.

In March 2007, Elsevier acquired the full rights to the Beilstein chemical compounds database, previously operated under licence, which is now being integrated with other resources to deliver content and innovative online solutions. In October 2007, Elsevier sold the MDL software services business which no longer fitted with Elsevier’s strategy.

Operating profit of Elsevier, including amortisation of acquired intangible assets and acquisition integration costs, increased by £15 million to £410 million (a 10% increase at constant exchange rates), reflecting the 9% increase in adjusted operating profit described above.

LexisNexis

Revenue and adjusted operating profits were up 2% and 7% respectively compared to 2006. At constant exchange rates, revenue and adjusted operating profits were up by 8% and 14% respectively, or 7% and 12% on an underlying basis. The adjusted operating margin was 1.3 percentage points higher reflecting the revenue growth and actions to control costs.

In US Legal Markets, subscription renewals and additional online information and solutions sales, partly held back by fewer large sized discovery cases, drove underlying revenue growth of 5%. New Total Solutions products were introduced throughout the year in the core areas of litigation, client development, practice management, and research. The growth in the Total Solutions markets is being driven through acquisition and organic investment. Acquisitions included Juris and Image Capture Engineering. These businesses are being integrated within Total Litigator to service the majority of electronic discovery needs and are steadily migrating to a subscription model.

In US Corporate and Public Markets underlying revenue growth was 6%, driven by demand in risk management and in processing higher volumes for the US patent and trademark office, partly held back by slower growth in the news and business information business. The Risk Information and Analytics business again saw double-digit revenue growth and further margin expansion driven by market growth combined with our technology and content.

The LexisNexis International business outside the US delivered underlying revenue growth of 8% at constant rates, or 10% including acquisitions, and margins improved. Underlying revenue growth has now been at or around this level for each of the last four years, driven by the growing penetration of online information services across our markets and new publishing. Growth was seen in the UK, France and Southern Africa in particular as well as in emerging markets such as India, Korea, China and Taiwan.

Operating profit of LexisNexis, including amortisation of acquired intangible assets and acquisition integration costs, increased by £23 million to £287 million. This reflects the increase in adjusted operating profit described above.

Reed Business

Revenue and adjusted operating profits were up 5% and 8% respectively compared to 2006. At constant exchange rates, revenue and adjusted operating profits were up 7% and 10%, or 6% and 8% on an underlying basis. The overall adjusted operating margin was up 0.5 percentage points, with the cycling out of contribution from biennial joint venture exhibitions reducing margin growth by 0.2 percentage points.

At Reed Exhibitions, revenues were 13% higher at constant currencies, or 12% on an underlying basis. Growth was seen across the show portfolio, notably at the Mipim international property show in Cannes and the JCK Jewellery show in Las Vegas. Adjusted operating profits were up 11% at constant currencies, or 8% excluding acquisitions and disposals, held back by the cycling out of the contribution from biennial joint venture shows. Excluding the cycling of shows, underlying revenue growth and adjusted operating profit growth were 10% and 11% respectively. The defence sector part of the business is to be divested.

The Reed Business Information magazine and information businesses saw revenues 4% ahead at constant currencies, or 3% before acquisitions and disposals. Continued growth in online services of 20% on an underlying basis compensated for a 2% decline in print as the business migrates online. Online revenues now contribute 30% of RBI’s revenues. Adjusted operating profits were up 10% at constant currencies through continued actions to improve cost efficiency.

In the UK, underlying revenues were up 5% reflecting growth in online sales, up 19% and which now represent 46% of total RBI UK revenue. Totaljobs, the UK recruitment site, continued its growth with revenues up 35%. In the Netherlands and International, underlying revenue growth was 4% with growth in online products. In the US, RBI underlying revenue was flat, with online revenues growing, offset by the decline in print including discontinued titles. Advertising revenues grew across community sites, up 31%. This reflects increased web traffic as these sites increasingly become a starting point on the web for the communities they serve with their mix of professional content, community interaction and online tools proving attractive for both users and advertisers.

The growth of online sales in RBI was helped by a number of acquisitions, including BuyerZone, an online service for matching vendors and buyers in procurement tendering, acquired in January 2007, and DoubleTrade, an online tendering service, acquired in April 2007.

Operating profit of Reed Business, including amortisation of acquired intangible assets and acquisition integration costs, increased by £14 million to £197 million. This principally reflects the increase in adjusted operating profit.

Results of Operations for the Year Ended December 31, 2006
Compared to the Year Ended December 31, 2005

General — continuing operations

Revenue from continuing operations increased by 6% to £4,509 million. At constant exchange rates, revenue was 7% higher, or 6% higher on an underlying basis.

Operating profits from continuing operations of £837 million were up 11%, or 16% at constant exchange rates, compared with £752 million in 2005. Operating profit is stated after amortisation of acquired intangible assets of £211 million (2005: £203 million), acquisition integration costs of £23 million (2005: £20 million) and includes tax charges in respect of joint ventures of £10 million (2005: £6 million). Excluding these items, operating profits would have been up 10% at £1,081 million (2005: £981 million), or up 14% at constant exchange rates, and up 13% on an underlying basis. The increase in operating profits at constant exchange rates principally reflects improved operating performance and the contribution from acquisitions.

Operating margin in continuing operations, including amortisation of acquired intangible assets and acquisition integration costs, was 18.6% (2005: 17.6%). Excluding amortisation of acquired intangible assets, acquisition integration costs and the equity share of taxes in joint ventures, the margin would have been 24.0%, up 1.0 percentage points compared to 2005, or up 1.5 percentage points on an underlying basis. The increase in the reported margin was held back by the inclusion of lower margin acquisitions and currency effects, most particularly the year on year movement in hedge rates for Elsevier journal subscriptions. For further explanation of the effects of currency translation, see “— Effect of Currency Translation” on pages 28 and 29.

The amortisation charge for acquired intangible assets of £211 million was up £8 million on 2005, principally as a result of recent acquisitions.

Net finance costs, at £158 million, were £18 million higher than in 2005 due to higher short term interest rates, the financing costs of acquisitions and the share repurchase programme, partly offset by the benefit of free cash flow.

Profit before tax from continuing operations was £678 million, compared with £614 million in 2005, an increase of 10%, or 16% at constant exchange rates. The increase in profit before tax principally reflects the increased operating profits, partially offset by increased net finance costs.

The tax expense from continuing operations was £86 million in 2006, compared with £219 million in 2005, a decrease of £133 million. The effective tax rate on earnings for 2006 was 13% (2005: 36%), reflecting the favourable settlement of tax on prior year disposals and movements in deferred tax balances arising on unrealised exchange differences on long term inter-

affiliate lending. These deferred tax movements are recognised in the income statement under IFRS but are not expected to crystallise in the foreseeable future.

Net profit from discontinued operations comprising the post-tax profit of Harcourt Education, was £33 million, compared to £69 million in 2005.

The profit attributable to shareholders of £623 million was up 35%, or 42% at constant exchange rates, compared to £462 million in 2005, reflecting the operating performance of the business and the reduction in tax expense referred to above.

Elsevier

Revenue and adjusted operating profits were up 6% and 4% respectively compared to 2005. At constant exchange rates, revenue and adjusted operating profits were up 8% and 10% respectively, or 5% and 8% on an underlying basis. Excluding the effects of acquisitions, disposals and currency, the operating margin was 0.9 percentage points higher in 2006 than in 2005, driven by revenue growth, stabilising investment levels and further supply chain efficiency.

The Science & Technology business saw underlying revenue growth of 5% at constant exchange rates reflecting a journal subscription renewal rate of 97%, widening distribution through an expanded sales force, and growth in online databases. ScienceDirect usage continues to grow at over 20% per annum and e-only contracts now account for 45% of journal subscription revenues. The Scopus abstract and indexing database has been well received in the market and is seeing conversion of trials into firm contracts.

In Health Sciences, revenue growth was 13% at constant exchange rates, or 6% on an underlying basis, reflecting growth in the nursing and allied health professional sectors and in new society journal publishing. Online revenues are growing, up 37% in total, as the medical community increasingly adopts online information services to drive productivity and enhance outcomes. The year saw increasing penetration of the ScienceDirect and MDConsult products and further launches made and planned of electronic reference materials, medical education resources, and specialist information services and workflow tools.

The integration of the MediMedia MAP businesses acquired in August 2005 is now complete with revenue growth initiatives building momentum and improving margins. The acquisition in May of the Gold Standard drug information database and related products is accelerating our market strategies in electronic health information services to enhance the efficacy of clinical diagnosis and treatment. In December, the Endeavor software business was sold following a reappraisal of its position within Elsevier’s overall market strategies.

Operating profit of Elsevier, including amortisation of acquired intangible assets and acquisition integration costs, decreased by £1 million to £395 million (a 7% increase at constant exchange rates). This decrease reflects the 4% increase in adjusted operating profit described above offset by currency effects, higher amortisation of acquired intangible assets and higher acquisition integration costs in respect of MediMedia MAP and other recent acquisitions.

LexisNexis

Revenue and adjusted operating profits were up 7% and 12% respectively compared to 2005. At constant exchange rates, revenue and adjusted operating profits were up by 8% and 13% respectively, or 7% and 13% on an underlying basis. This 7% organic revenue growth compares with 6% in 2005 and 4% in 2004 and reflects the momentum in the business. The adjusted operating margin was 1.1 percentage points higher reflecting the revenue growth and tight cost control.

In US Legal Markets, subscription renewals and additional online information and solutions sales to both large and small firms drove underlying revenue growth of 6%. The Total Solutions strategy launched in the year has gained traction in the market, focused on the distinctive needs of lawyers across four major areas of their workflow: litigation, client development, research and practice management. An integrated solutions product was also launched for the risk management market. The product portfolio was expanded through organic development and selective acquisition: Casesoft (litigation case analysis) and Dataflight (online repository and tools for evidence management).

In Corporate and Public Markets underlying revenue growth was 8% reflecting improvement in online news and business information, higher patent volumes and demand in risk management. The Seisint business acquired in 2004 saw continued revenue growth and LexisNexis’ existing risk management business has now been fully migrated to the Seisint technology platform.

The LexisNexis International business outside the US saw underlying revenue growth of 8% driven by the growing demand for LexisNexis’ online information services across its markets, notably in the UK, France, Germany, Canada and South Africa, and new publishing. The Total Solutions strategy is also being rolled out in these international markets behind increasing online penetration. In the UK this was accelerated with the acquisition of Visualfiles (case management and compliance tools).

Operating profit of LexisNexis, including amortisation of acquired intangible assets and acquisition integration costs, increased by £46 million to £264 million. This reflects the increase in adjusted operating profit described above and a reduction in acquisition integration costs following the completion of the integration of Seisint.

Reed Business

Revenue and adjusted operating profits were up 4% and 13% respectively compared to 2005. At constant exchange rates, revenue and adjusted operating profits were up 5% and 14%, with acquisitions and disposals having no overall effect on these growth rates. Adjusted operating margins increased by 1.3 percentage points to 17.0% reflecting the growth in the exhibitions business and tight cost control.

At Reed Exhibitions, revenues were 12% higher, or 10% on an underlying basis. Growth was seen in key shows across the principal geographies in the US, Europe and Asia Pacific, notably in Japan and in the international Midem entertainment and property shows held in Cannes. Whilst much of business-to-business marketing is moving online, the demand for exhibitions remains as exhibitors and buyers place great value on physical meetings and events to balance other information sources and connections. Underlying profit growth was 16% including 6% from share of joint ventures cycling in. The net effect of other biennial shows cycling in and out is broadly neutral. The Sinopharm exhibitions acquired in a joint venture in China in 2005 are performing ahead of plan and new shows are to be launched in 2007.

The Reed Business Information magazine and information businesses saw continued underlying revenue growth in online services of over 20%, more than compensating for the 3% decline in print as the business migrates online. Overall RBI revenues were up 2% on an underlying basis. With 24% of revenues now from online services, the overall growth trajectory is encouraging. Adjusted operating profits were up 12% through continued action on costs as resources are rebalanced to the digital opportunity.

In the US, RBI underlying revenues were 2% lower. Online revenues are growing, particularly from advertising in community sites and new services, and are close to offsetting the print decline seen across most sectors. In the UK, RBI underlying revenues were up 6% reflecting the growth in online recruitment (up 39%) and online subscription services (up 17%). Online revenues now account for 41% of RBI UK revenues with growth and new launches set to increase this further. Print revenues benefited from innovative publishing and design. In continental Europe underlying revenues were up 3%, with again growth in new online services and some further recovery in advertising markets. Revenues in Asia grew 6%.

As part of a repositioning of the portfolio, the US manufacturing product news tabloid business was sold during the year as well as a number of other titles and North American manufacturing shows. In January 2007 RBI acquired BuyerZone, a fast growing online service for matching vendors and buyers in procurement tendering that can be leveraged across RBI’s categories.

Operating profit of Reed Business, including amortisation of acquired intangible assets and acquisition integration costs, increased by £25 million to £183 million. This principally reflects the increase in adjusted operating profit.

Critical Accounting Policies

Introduction

The accounting policies of the Reed Elsevier combined businesses under IFRS are described in note 2 to the combined financial statements. The most critical accounting policies and estimates used in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgments, relate to the valuation of goodwill and acquired intangible assets, pensions, share based remuneration, financial instruments, taxation and deferred taxation. These critical accounting policies and estimates are discussed further below.

Revenue recognition policies, while an area of management focus, are generally straightforward in application as the timing of product or service delivery and customer acceptance for the various revenue types can be readily determined. Allowances for product returns are deducted from revenue based on historical return rates. Where sales consist of two or more independent components, revenue is recognised on each component as it is completed by performance, based on attribution of relative value. Sales commissions are recognised as an expense on sale, other than in respect of certain subscription products, where sales commissions may be expensed over the period of the subscription.

Pre-publication costs incurred in the creation of content prior to production and publication are deferred and expensed over their estimated useful lives based on sales profiles. Such costs typically comprise direct internal labour costs and externally commissioned editorial and other fees. Estimated useful lives generally do not exceed five years. Annual reviews are carried out to assess the recoverability of carrying amounts.

Development spend encompasses investment in new product and other initiatives, ranging from the building of new online delivery platforms, to launch costs of new services, to building new infrastructure applications. Launch costs and other operating expenses of new products and services are expensed as incurred. The costs of building product applications and infrastructure are capitalised as internally developed intangible assets and amortised over their estimated useful lives. Impairment reviews are carried out annually.

The Audit Committees of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc have reviewed the development and selection of critical accounting estimates, and the disclosure of critical accounting policies in this annual report.

Goodwill and acquired intangible assets

We target acquisitions and alliances that accelerate our strategic development and meet our financial criteria. We have spent £797 million on acquisitions in the last three years, including the £188 million acquisition in 2005 of MediMedia MAP, a leading medical publisher in France, Spain, Italy and the United States.

Publishing businesses generally have relatively modest requirements for physical property, plant and equipment. The principal assets acquired through acquisitions are intangible assets, such as market related assets (e.g. trademarks, imprints, brands), customer based assets (e.g. subscription bases, customer lists, customer relationships), editorial content, software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development), contract based assets (e.g. other publishing rights, exhibition rights, supply contracts) and goodwill. The total cost of acquired intangible assets other than goodwill as at December 31, 2007 was £3.7 billion, on which accumulated amortisation of £1.9 billion had been charged. The total carrying value of acquired goodwill, which is not amortised, as at December 31, 2007 was £2.5 billion.

Reed Elsevier’s accounting policy is that, on acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. The valuation of identifiable intangible assets represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow, relief from royalty and comparable market transactions. Acquired intangible assets with indefinite lives are not amortised, while those with definite lives are amortised systematically over their estimated useful lives, subject to annual impairment review. Capitalised goodwill is not amortised and is subject to annual impairment review. Appropriate amortisation periods are selected based on assessments of the longevity of the brands and imprints, the market positions of the acquired assets and the technological and competitive risks that they face. Certain intangible assets, more particularly in relation to acquired science and medical publishing businesses, have been determined to have indefinite lives. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

At each balance sheet date, or earlier if indicators are present, reviews are carried out of the carrying amounts of acquired intangible assets and goodwill to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, estimates are made of the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication that the asset may be impaired.

The recoverable amount is the higher of fair value, less costs to sell, and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a discount rate appropriate to the specific asset or cash generating unit. The pre-tax discount rates used are 10-12%, including a risk premium appropriate to the unit being reviewed. Estimated future cashflows are based on latest budgets and forecasts for the next five years, with a 3% long term growth rate assumed thereafter.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised immediately in the income statement.

Pensions and other retirement benefits

We operate a number of pension schemes around the world, the most significant of which are defined benefit plans. Pension costs are accounted for in accordance with IAS19 — Employee Benefits. Net pension obligations in respect of defined benefit schemes are included in the balance sheet at the present value of scheme liabilities, less the fair value of scheme assets. Where assets exceed liabilities, any net pension asset is limited to the extent that it is recoverable through reductions in future contributions. The expense of defined benefit pension schemes and other post-retirement benefits is determined using the projected unit credit method and charged to the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of recognised income and expense in the period in which they occur. For defined contribution schemes, the charge to income represents contributions payable.

Accounting for these pension schemes involves judgement about uncertain events, including the life expectancy of the members, salary and pension increases, inflation, the rate of return on scheme assets and the rate at which the future pension payments are discounted. We use estimates for all of these factors in determining the pension cost and obligations recorded in our combined financial statements. Although we believe the estimates are appropriate, differences arising from actual experience or future changes in assumptions may materially affect future pensions charges. In particular, a decline in the market value of pension scheme assets, absent any change in their estimated rate of return, and/or a reduction to discount rates would result in an increase to future pension costs. These estimates and the sensitivity to them of pension costs and obligations are described in further detail in note 8 to the combined financial statements.

Share based remuneration

The share based remuneration charge is determined based on the fair value of the award at the date of grant, and is spread over the vesting period on a straight line basis, taking account of the number of shares that are expected to vest. The number of awards that will ultimately vest is dependent on the extent to which any performance conditions are met. These conditions are regularly monitored to ensure that appropriate assumptions are used.

The fair value of awards is determined at the date of grant by use of a binomial or Monte Carlo simulation model as appropriate, which require assumptions to be made regarding share price volatility, dividend yield, risk free rate of return and expected option lives. The number of awards that are expected to vest requires assumptions to be made regarding forfeiture rates and the extent to which performance conditions will be met. We use estimates for all of these factors in determining the share based remuneration charge and although we believe the estimates used are appropriate, differences arising from the number of awards that ultimately vest and changes to the assumptions used to determine the fair value of future grants may materially affect future charges to net income.

Financial instruments

The main treasury risks faced by Reed Elsevier include interest rate risk and foreign currency risk. Reed Elsevier’s treasury policies to manage the exposures to fluctuations in interest rates and exchange rates, which are set out on pages 31 and 32, include the use of interest rate swaps, forward interest rate agreements, interest rate options and foreign exchange forward contracts. All such derivative financial instruments are required to be carried at fair value on the balance sheet. Changes in fair value are accounted for through the income statement or equity depending on the derivative’s designation and effectiveness as a hedging instrument.

Derivative instruments used by Reed Elsevier as fair value hedges are designated as qualifying hedge instruments. Fair value movements in these instruments are recorded in net income and are offset, to the extent that the hedge is effective, by fair value movements to the carrying value of the hedged item, which are also recognised in net income. In addition certain interest rate swaps and forward exchange rate contracts have been designated as qualifying cash flow hedges. Accordingly the fair value of these instruments is recorded in the balance sheet and to the extent that the hedges are effective, fair value movements are recorded in equity until the hedged transaction affects net income. Other than in relation to these interest rate swaps and forward exchange contracts, other derivative instruments, which act as economic hedges, have not been designated as qualifying hedge instruments and accordingly a charge or credit to net income is recorded for changes in the fair value of those instruments. The fair values of the instruments used are determined by reference to quoted market rates.

Taxation and deferred tax

Reed Elsevier operates in over 100 locations worldwide and seeks to organise its affairs in a tax efficient manner, taking account of the jurisdictions in which it operates. A number of acquisitions and disposals have been made in recent years giving rise to complex tax issues requiring management to use its judgment to make various tax determinations. Although we are confident that tax returns have been appropriately compiled, there are risks that further tax may be payable on certain transactions or that the deductibility of certain expenditure for tax purposes may be disallowed. Reed Elsevier’s policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise.

Deferred taxation is provided for nearly all differences between the balance sheet amounts of assets and liabilities and their tax bases. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that they are considered recoverable based on forecasts of available taxable profits in jurisdictions where such assets have arisen. This assessment of the recoverability of deferred tax assets is judgmental. Forecasts are made of taxable profits, taking into account any unresolved tax risks.

Effect of Currency Translation

The combined financial statements are expressed in sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures in relation to the results reported in sterling are to the US dollar and the euro, reflecting Reed Elsevier’s business exposure to the US and the Euro Zone, its most important markets outside the United Kingdom.

The currency profile of Reed Elsevier’s revenue, operating profit and profit before tax from continuing operations for 2007, taking account of the currencies of the interest on its borrowings and cash over that period, is set forth below.

Revenue, operating profit and profit before tax in each currency as a percentage of total revenue, operating profit and profit before tax respectively

	US Dollars	Sterling	Euro	Other	Total

Revenue	46%	19%	26%	9%	100%
Operating profit	39%	20%	33%	8%	100%
Profit before tax	34%	21%	34%	11%	100%

Currency differences decreased Reed Elsevier’s revenue from continuing operations by £205 million in 2007 compared to 2006. Excluding amortisation of acquired intangible assets, currency differences would have decreased operating profits from continuing operations by £61 million in 2007 compared to 2006. Acquired intangible assets are predominantly denominated in US dollars and, after charging amortisation, currency differences decreased operating profits from continuing operations by £49 million in 2007 compared to 2006. Borrowings are predominantly denominated in US dollars and, after charging net finance costs, currency differences decreased profit before tax from continuing operations by £41 million in 2007 compared to 2006. The currency effects described above include the effect of the year on year movement in hedge rates in Elsevier journal subscriptions, the net benefit of which is lower in 2007 than in 2006 as the effect of the weaker US dollar is systematically incorporated within the three year rolling hedging programme.

To help protect Reed Elsevier PLC’s and Reed Elsevier NV’s shareholders’ equity from the effect of currency movements, Reed Elsevier will, if deemed appropriate, hedge foreign exchange translation exposures by borrowing in those currencies where significant translation exposure exists or by selling forward surplus cash flow into one of the shareholders’ currencies. Hedging of foreign exchange translation exposure is undertaken only by the regional centralised treasury departments and under policies agreed by the boards of Reed Elsevier PLC and Reed Elsevier NV. Borrowing in the operational currency of individual businesses provides a structural hedge for the assets in those markets and for the income realised from those assets. The currencies of Reed Elsevier’s borrowings, therefore, reflect two key objectives, namely to minimise funding costs and to hedge currencies where it has significant business exposure.

Individual businesses within Reed Elsevier Group plc and ERF are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their operating currencies. Individual businesses are required to hedge their exposures at market rates with the centralised treasury department within ERF. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 20 to the combined financial statements.

Recently Issued Accounting Pronouncements

IFRS8 — Operating Segments (effective for the 2009 financial year). IFRS8 sets out requirements for disclosure of information about an entity’s operating segments, its products and services, the geographical areas in which it operates, and its major customers. IFRS8 replaces IAS14 — Segment Reporting. Adoption of this standard is not expected to change significantly the disclosure of information in respect of Reed Elsevier’s operating segments.

Amendment to IAS23 — Borrowing Costs (effective for the 2009 financial year). The amendment removes the option to immediately recognise as an expense borrowing costs relating to assets requiring a substantial period of time to get ready for use or sale and requires such costs to be capitalised. Adoption of this standard will change our accounting policy on borrowing costs but is not expected to significantly impact the presentation or disclosure of borrowing costs in the combined financial statements.

Amendment to IAS1 — Presentation of Financial Statements (effective for the 2009 financial year). The amendment introduces changes to the way in which movements in equity must be disclosed and requires an entity to separately disclose each component of other comprehensive income not recognised in profit or loss. The amendment also requires disclosure of the amount of income tax relating to each component of other comprehensive income as well as several other minor disclosure amendments. Other than described above this amendment is not expected to significantly change the presentation of the combined financial statements.

IFRIC14 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for the 2008 financial year). The interpretation clarifies how to assess the limit in IAS19 Employee Benefits on the amount of a defined benefit pension surplus that can be recognised as an asset. Adoption of this interpretation is not expected to significantly impact the measurement, presentation or disclosure of employee benefits in the combined financial statements.

Amendments to IFRS3 — Business Combinations (effective for the 2010 financial year). The amendments introduce changes that will require acquisition related costs (including professional fees previously capitalised) to be expensed and adjustments to contingent consideration to be recognised in income and will allow the full goodwill method to be used when accounting for non-controlling interests.

Amendments to IAS27 — Consolidated and Separate Financial Statements (effective for the 2010 financial year). The amendments introduce changes to the accounting for partial disposals of subsidiaries, associates and joint ventures. Adoption of these amendments is not expected to significantly impact the measurement, presentation or disclosure of future disposals.

Additionally, a number of interpretations have been issued which are not expected to have any significant impact on Reed Elsevier’s accounting policies and reporting.

LIQUIDITY AND CAPITAL RESOURCES — REED ELSEVIER

Cash Flow

Reed Elsevier’s net cash generated from continuing operations in 2007 amounted to £1,218 million (2006: £1,213 million; 2005: £1,081 million). Included in these net cash inflows are cash outflows relating to acquisition integration costs charged to operating profit of £19 million (2006: £22 million; 2005: £23 million). Reed Elsevier generates significant cash inflows as its principal businesses do not generally require major fixed or working capital investments. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2007 subscriptions and other revenues in advance totalled £966 million (2006: £969 million; 2005: £979 million).

Reed Elsevier’s cash outflow on the purchase of property, plant and equipment in 2007 was £65 million (2006: £68 million; 2005: £77 million), while proceeds from the sale of property, plant and equipment amounted to £4 million (2006: £2 million; 2005: £7 million). The cash outflow on internally developed intangible assets in 2007 was £80 million (2006: £99 million; 2005: £96 million), principally relating to investment in software and systems development.

During 2007, Reed Elsevier paid a total of £319 million (2006: £171 million; 2005: £307 million) for acquisitions after taking account of net cash acquired of £11 million (2006: £7 million; 2005: £8 million) and of which £26 million (2006: £22 million; 2005: £14 million) is deferred to future years. In addition, £24 million (2006: £1 million; 2005: £15 million) was paid in respect of investments in joint ventures and £10 million (2006: £13 million; 2005: £9 million) of deferred payments were made in respect of acquisitions made in prior years. These payments were financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Proceeds from sale of equity investments and businesses were £82 million (2006: £48 million; 2005: £21 million).

During 2007, Reed Elsevier paid dividends totalling £416 million to the shareholders of the parent companies (2006: £371 million; 2005: £336 million). In addition, £199 million was spent in buying back Reed Elsevier PLC and Reed Elsevier NV ordinary shares under the share repurchase programme announced in February 2006. A further £74 million (2006: £68 million; 2005: £27 million) was paid by the Reed Elsevier Group plc Employee Benefit Trust to purchase Reed Elsevier PLC and Reed Elsevier NV shares to meet commitments under the Reed Elsevier share option and conditional share schemes.

Net borrowings at December 31, 2007 were £492 million (2006: £2,314 million; 2005: £2,694 million), comprising gross borrowings of £3,129 million, less £170 million of gains on related derivative financial instruments and cash and cash equivalents of £2,467 million. The decrease of £1,822 million from the prior year end principally reflects the net cash proceeds received from the disposal of Harcourt Education businesses of £1,933 million, which were included in the special distribution of £2,013 million to shareholders of the parent companies in January 2008. The benefit from free cash flow and proceeds from share issuances, were offset by dividends paid, share repurchases and acquisition spend.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future.

Contractual Obligations

The contractual obligations of Reed Elsevier relating to debt finance and operating leases at December 31, 2007 analysed by when payments are due, are summarised below.

		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years
	(in millions)

Short term debt(1)(2)	£753	£753	£—	£—	£—
Long term debt (including finance leases)(2)	3,415	503	436	871	1,605
Operating leases	698	104	176	143	275

Total	£4,866	£1,360	£612	£1,014	£1,880

(1)	Short term debt is supported by committed facilities and by centrally managed cash and cash equivalents, and primarily comprises commercial paper.

(2)	Short and long term debt obligations comprise undiscounted principal and interest cash flows.

Information on retirement benefit obligations is set out in note 8 to the combined financial statements.

Off-Balance Sheet Arrangements

At December 31, 2007 Reed Elsevier had outstanding guarantees in respect of property leases. The maximum amount guaranteed as at December 31, 2007 is £32 million for certain property leases up to 2016, of which an amount of £4 million is held as a provision. These guarantees, which would crystallise in the event that existing lessees default on payment of their lease commitments, are unrelated to the ongoing business.

Save as disclosed above and under contractual obligations, Reed Elsevier has no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on the combined businesses’ financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury Policies

The boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and Reed Elsevier NV shareholders in the formulation of treasury policies.

Financial instruments are used to finance the Reed Elsevier businesses and to hedge transactions. Reed Elsevier’s businesses do not enter into speculative transactions. The main treasury risks faced by Reed Elsevier are liquidity risk, interest rate risk and foreign currency risk. The boards of the parent companies agree overall policy guidelines for managing each of these risks and the boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in conformity with parent company guidelines) for their respective business and treasury centres. These policies are summarised below.

Liquidity

Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The significance of Reed Elsevier Group plc’s US operations means that the majority of debt is denominated in US dollars and is raised in the US debt markets. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Reed Elsevier’s policy is that no more than $1.0 billion of term debt issues should mature in any 12-month period. In addition, minimum levels of borrowings with maturities over three and five years are specified, depending on the level of net debt.

From time to time, Reed Elsevier may repurchase outstanding debt in the open market depending on market conditions. No such purchases were made in 2007.

During August and September 2007, following the turbulence in the credit markets, Reed Elsevier faced a moderate increase in the credit margin at which its commercial paper was priced together with increased uncertainty in investor demand. This pricing escalation and uncertainty was mitigated by drawing down under existing bank back up facilities with a fixed pricing structure for an amount of up to $670 million in aggregate. Commercial paper issuance continued throughout this period in moderately lower volumes at good terms. The back up facility borrowings were repaid in October and November.

At December 31, 2007 the fair value of cash and cash equivalents was £2,467 million, and given concerns over counterparty credit risk, these funds were all held on deposit with banks and of which £2,250 million was held with banks rated AA or higher by Moody’s, Standard and Poor’s, or Fitch.

After taking account of the maturity of committed bank facilities that back short term borrowing and after utilising available cash resources (excluding £1,933 million of cash received from the part disposal of Harcourt Education, which was included in the special distribution paid of £2,013 million to shareholders of the parent companies in January 2008) at December 31, 2007 no borrowings mature in the next two years, 27% of borrowings mature in the third year, 29% in the fourth and fifth years, 31% in the sixth to tenth years, and 13% beyond the tenth year.

At December 31, 2007 Reed Elsevier had access to $3.0 billion (2006: $3.0 billion) of committed bank facilities, of which $85 million was drawn. These facilities principally provide back up for short term debt as well as security of funding for future acquisition spend in the event that commercial paper markets are not available. All these committed facilities expire within two to three years (2006: two to three years).

The $4.1 billion acquisition of ChoicePoint Inc, announced by Reed Elsevier on February 21, 2008 will be financed initially from new bank facilities of up to $4.35 billion which three major banks have committed to underwrite and arrange. This initial funding will be refinanced later through the issuance of term debt.

Interest Rate Exposure Management

Reed Elsevier’s interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net debt is determined by reference to the level of interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and a range of interest rate options to manage the exposure. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

At December 31, 2007 after taking account of interest rate and currency derivatives, $3.3 billion of Reed Elsevier’s net debt was denominated in US dollars and net interest expense was fixed or capped on approximately $2.3 billion of forecast US dollar net debt for the next 12 months. This fixed or capped net debt reduces to approximately $1.3 billion by the end of the third year and reduces further thereafter with all but $0.1 billion of fixed rate term debt (not swapped back to floating rate) having matured by the end of 2012.

At December 31, 2007 fixed rate US dollar term debt (not swapped back to floating rate) amounted to $1.2 billion (2006: $1.3 billion) and had a weighted average life remaining of 8.1 years (2006: 8.3 years) and a weighted average interest coupon of 5.9% (2006: 6.0%). Interest rate derivatives in place at December 31, 2007 which fix or cap the interest cost on an additional $1.1 billion (2006: $1.5 billion) of variable rate US dollar debt, have a weighted average maturity of 1.1 years (2006: 1.4 years) and a weighted average interest rate of 4.8% (2006: 4.5%).

Foreign Currency Exposure Management

Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, within defined limits, in advance of becoming contractual. The precise policy differs according to the specific circumstances of the individual businesses. Expected future net cash flows may be covered for sales expected for up to the next 12 months (50 months for Elsevier science and medical subscription businesses up to limits staggered by duration). Cover takes the form of foreign exchange forward contracts.

As at December 31, 2007 the amount of outstanding foreign exchange cover designated against future transactions was $1.4 billion (2006: $1.2 billion).

Capital Management

The capital structure is managed to support Reed Elsevier’s objective of maximising long-term shareholder value through ready access to debt and capital markets, cost effective borrowing and flexibility to fund business and acquisition opportunities whilst maintaining appropriate leverage to optimise the cost of capital.

Over the long term Reed Elsevier targets cash flow conversion (the proportion of adjusted operating profits converted into operating cash flow) and credit metrics to reflect this aim and that are consistent with a solid investment grade credit rating. Levels of net debt should not exceed those consistent with such a rating other than for relatively short periods of time, for instance following an acquisition. The principal metrics utilised are free cash flow (after interest, tax and dividends) to net debt, net debt to EBITDA (earnings before interest, taxation, depreciation and amortisation) and EBITDA to net interest. Cash flow conversion of 90% or higher and a net debt to EBITDA target, over the long term, in the range of 2x to 3x are consistent with the rating target.

Reed Elsevier’s use of cash reflects these objectives through a progressive dividend policy, an annual share repurchase programme and selective acquisitions, whilst retaining the balance sheet strength to maintain access to the most cost effective sources of borrowing and to support Reed Elsevier’s strategic ambition in evolving publishing and information markets.

The balance of long term debt, short term debt and committed bank facilities is managed to provide security of funding, taking into account the cash generation of the business and the uncertain size and timing of acquisition spend.

There were no changes in Reed Elsevier’s approach to capital management during the year.

OPERATING RESULTS — REED ELSEVIER PLC AND REED ELSEVIER NV

The following discussion is based on the financial statements of Reed Elsevier PLC and Reed Elsevier NV for the three years ended December 31, 2007. The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% interest in Reed Elsevier NV. Both parent companies equity account for their respective share in the Reed Elsevier combined businesses.

Results of Operations for the Year Ended December 31, 2007
Compared to the Year Ended December 31, 2006

The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 49.7p and €1.10 respectively in 2007, compared to 25.6p and €0.59 in 2006. The earnings per share reflect the interests of the respective shareholders of Reed Elsevier PLC and Reed Elsevier NV in the results of the continuing and discontinued operations of the combined businesses.

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation — as defined in the Reed Elsevier merger agreement — is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

Dividends declared in the year, in amounts per ordinary share, comprise: a 2006 final dividend of 11.8p and 2007 interim dividend of 4.5p giving a total of 16.3p (2006: 14.8p) for Reed Elsevier PLC; and a 2006 final dividend of €0.304 and 2007 interim dividend of €0.114 giving a total of €0.418 (2006: €0.369) for Reed Elsevier NV.

The board of Reed Elsevier PLC has proposed a 2007 final dividend of 13.6p, giving a total dividend of 18.1p in respect of the financial year, up 14% on 2006. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a 2007 final dividend of €0.311, which results in a total dividend of €0.425 in respect of the financial year, up 5% on 2006. The difference in dividend growth rates reflects the movement in the euro:sterling exchange rate between dividend announcement dates.

Shares repurchased in the year under the annual share repurchase plan announced in February 2006 totalled 15.2 million ordinary shares of Reed Elsevier PLC and 11.9 million ordinary shares of Reed Elsevier NV. Taking into account the associated financing cost, these share repurchases are estimated to have added 0.2% to earnings per share in 2007.

On January 18, 2008 a special distribution was paid to shareholders in the equalisation ration from the estimated net proceeds of the sale of the Harcourt Education division. The distribution was 82.0p per share for Reed Elsevier PLC and €1.767 per share for Reed Elsevier NV and amounted to £2,013 million in aggregate.

The special distribution was accompanied by a consolidation of the ordinary share capital of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares. This represents a 13.4% consolidation of ordinary share capital, being the aggregate special distribution expressed as a percentage of the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distribution.

Results of Operations for the Year Ended December 31, 2006
Compared to the Year Ended December 31, 2005

The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 25.6p and €0.59 respectively in 2006, compared to 18.6p and €0.43 in 2005. The earnings per share reflect the interests of the respective shareholders of Reed Elsevier PLC and Reed Elsevier NV in the results of the continuing and discontinued operations of the combined businesses.

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation — as defined in the Reed Elsevier merger agreement — is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

Dividends declared in the year, in amounts per ordinary share, comprise: a 2005 final dividend of 10.7p and 2006 interim dividend of 4.1p giving a total of 14.8p (2005: 13.3p) for Reed Elsevier PLC; and a 2005 final dividend of €0.267 and 2006 interim dividend of €0.102 giving a total of €0.369 (2005: €0.332) for Reed Elsevier NV.

The board of Reed Elsevier PLC proposed a 2006 final dividend of 11.8p, giving a total dividend of 15.9p in respect of the financial year, up 10% on 2005. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, proposed a 2006 final dividend of €0.304, which results in a total dividend of €0.406 in respect of the financial year, up 13% on 2005. The difference in dividend growth rates reflects the movement in the euro:sterling exchange rate between dividend announcement dates.

Shares repurchased in the year under the annual share repurchase plan announced in February 2006 totalled 20.6 million ordinary shares of Reed Elsevier PLC and 13.4 million ordinary shares of Reed Elsevier NV. Taking into account the associated financing cost, these share repurchases are estimated to have added 0.5% to earnings per share in 2006.

TREND INFORMATION

Trends, uncertainties and events which can affect the revenue, operating profit and liquidity and capital resources of the Reed Elsevier combined businesses include the usage, penetration and customer renewal of our print and electronic products, the migration of print and CD products to online services, investment in new products and services, cost control and the impact of our cost reduction programmes on operational efficiency, the levels of academic library funding, the impact of economic conditions on corporate budgets and the level of advertising demand and regulatory and legislative developments.

Trends, uncertainties and events which could have a material impact on Reed Elsevier’s revenue, operating profit and liquidity and capital resources are discussed in further detail in “Item 3: Key Information — Risk Factors”; “Item 4: Information on Reed Elsevier”; and “Item 5: Operating and Financial Review and Prospects — Operating Results Reed Elsevier — Liquidity and Capital Resources — Reed Elsevier; Operating Results — Reed Elsevier PLC and Reed Elsevier NV”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The directors of each of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV at February 20, 2008 were:

			Reed Elsevier	Elsevier Reed
Name (Age)	Reed Elsevier PLC	Reed Elsevier NV	Group plc	Finance BV

Gerard van de Aast (50)	Executive Director	Member of the	Executive Director	—
Executive Board
Mark Armour (53)	Executive Director	Member of the	Executive Director and	Member of the
	and Chief Financial	Executive Board and	Chief Financial Officer	Supervisory Board
	Officer	Chief Financial
Officer
Jacques Billy (37)	—	—	—	Member of the Management Board
Dien de Boer-Kruyt (63)	—	Member of the	—	Member of the
		Supervisory Board(4)		Supervisory Board
Rudolf van den Brink (60)	—	—	—	Chairman of the Supervisory Board
Sir Crispin Davis (58)	Executive Director	Chairman of the	Executive Director and	—
	and Chief Executive	Executive Board and	Chief Executive Officer
	Officer(3)	Chief Executive
Officer(3)
Mark Elliott (58)	Non-executive	Member of the	Non-executive	—
	Director(3)(4)	Supervisory	Director(2)
Board(3)(4)
Erik Engstrom (44)	Executive Director	Member of the	Executive Director	—
Executive Board
Jan Hommen (64)	Non-executive	Chairman of the	Non-executive	—
	Chairman(3)(4)	Supervisory	Chairman(2)
Board(3)(4)
Lisa Hook (50)	Non-executive Director(1)(4)	Member of the Supervisory Board(1)(4)	Non-executive Director(1)	—
Gerben de Jong (63)	—	—	—	Member of the Management Board
Robert Polet (52)	Non-executive	Member of the	Non-executive	—
	Director(4)	Supervisory	Director(2)
Board(4)
Andrew Prozes (62)	Executive Director	Member of the	Executive Director	—
Executive Board
David Reid (61)	Non-executive	Member of the	Non-executive	—
	Director(1)(3)(4)(5)	Supervisory	Director(1)(5)
Board(1)(3)(4)(5)
Lord Sharman (64)	Non-executive	Member of the	Non-executive	—
	Director(1)(3)(4)	Supervisory	Director(1)
Board(1)(3)(4)
Rolf Stomberg (67)	Non-executive	Member of the	Non-executive	—
	Director(3)(4)	Supervisory	Director(2)
Board(3)(4)

(1)	Member of the Audit Committees of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc.

(2)	Member of the Remuneration Committee of the board of Reed Elsevier Group plc.

(3)	Member of the joint Nominations Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.

(4)	Member of the joint Corporate Governance Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.

(5)	Senior independent non-executive director, as defined by The Combined Code: Principles of Good Governance and Code of Best Practice in the United Kingdom.

A person described as a non-executive director of Reed Elsevier PLC or Reed Elsevier Group plc or a member of the Supervisory Board of Reed Elsevier NV is a director not employed by such company in an executive capacity.

Gerard van de Aast is Chief Executive Officer of the Reed Business division. Appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC in December 2000 and director of Reed Elsevier NV in April 2001. Member of the Supervisory Board of Océ NV. Prior to joining Reed Elsevier was Vice President and General Manager of Compaq’s Enterprise business in Europe, Middle East and Africa.

Mark Armour was appointed Chief Financial Officer of Reed Elsevier Group plc and Reed Elsevier PLC in 1996, and of Reed Elsevier NV in April 1999. Appointed a member of the Supervisory Board of Elsevier Reed Finance BV in December 1998. Prior to joining Reed Elsevier as Deputy Chief Financial Officer in 1995, was a partner in Price Waterhouse.

Jacques Billy was appointed a member of the Management Board of Elsevier Reed Finance BV in February 2002. He is Managing Director of Elsevier Finance SA, having joined that company as Finance Manager in 1999.

Dien de Boer-Kruyt was appointed a member of the Supervisory Board of Reed Elsevier NV and of Elsevier Reed Finance BV in 2000. A member of the Supervisory Boards of Sara Lee International (a subsidiary of Sara Lee Corporation), Imtech NV and Allianz Nederland Group NV. Member of the Supervisory Board of the National Registry of non-executive directors and director of the leadership programmes Call and Ravel, for leaders in business, government and universities.

Rudolf van den Brink was appointed Chairman of the Supervisory Board of Elsevier Reed Finance BV in January 2006. A former member of the Managing Board of ABN AMRO Bank NV and of the Advisory Board of Deloitte & Touche. A member of the supervisory boards of Akzo Nobel NV, Van der Moolen Holding NV and Samas-Groep NV.

Sir Crispin Davis was appointed Chief Executive Officer of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV in September 1999. Knighted in 2004 for his services to the information industry. Non-executive director of GlaxoSmithKline plc. Prior to joining Reed Elsevier, was Chief Executive Officer of Aegis Group plc. From 1990 to 1993 was a member of the main board at Guinness plc, and Group Managing Director of United Distillers. Spent over 20 years at Procter and Gamble where he held senior positions in the UK and Germany, before heading up the North American Food Business.

Mark Elliott was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. General Manager IBM Global Solutions. Held a number of positions with IBM, including Managing Director of IBM Europe, Middle East and Africa. Served on the board of IBAX, a hospital software company jointly owned by IBM and Baxter Healthcare, and as chairman of the Dean’s Advisory council of the Kelly School of Business, Indiana University. Non-executive director of Group 4 Securicor plc.

Erik Engstrom is Chief Executive Officer of the Elsevier division. He joined Reed Elsevier in August 2004, when he was also appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC. Appointed to the board of Reed Elsevier NV in April 2005. Prior to joining Reed Elsevier, was a partner at General Atlantic Partners. Before that was president and chief operating officer of Random House. Began his career as a consultant with McKinsey. Served as a non-executive director of Eniro AB.

Jan Hommen was appointed non-executive Chairman of Reed Elsevier PLC and Reed Elsevier Group plc, and Chairman of the Supervisory Board of Reed Elsevier NV in April 2005. Chairman of the Supervisory Board of ING Group NV, TNT NV, Academisch Ziekenhuis Maastricht and TiasNimbas Business School of Tilburg University. A member of the Supervisory Board of and Campina BV. Was vice-chairman of the board of management and chief financial officer of Royal Philips Electronics NV until his retirement in 2005.

Lisa Hook was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2006. President and Chief Operating Officer of NeuStar Inc. Before that was President and Chief Executive Officer of Sun Rocket, Inc. Was President of AOL Broadband, Premium and Developer Services. Prior to joining AOL, was a founding partner at Brera Capital Partners LLC. Previously was Chief Operating Officer of Time Warner Telecom. Has served as Senior Advisor to the Federal Communications Commission Chairman and as Senior Counsel to Viacom Cable.

Gerben de Jong was appointed a member of the Management Board of Elsevier Reed Finance BV in December 2007. Previously held senior finance positions in Royal Philips Electronics NV Group.

Robert Polet was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2007. President and Chief Executive Officer of Gucci Group. Before that spent 26 years at Unilever working in a variety of marketing and senior executive positions throughout the world including President of Unilever’s Worldwide Ice Cream and Frozen Foods division.

Andrew Prozes is Chief Executive Officer of the LexisNexis division. Appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC in July 2000 and director of Reed Elsevier NV in April 2001. Non-executive director of Cott Corporation. Prior to joining Reed Elsevier was an Executive Vice President with the West Group, part of the Thomson Corporation, and prior to that was Group President of Southam Inc.

David Reid was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. Non-executive Chairman of Tesco plc, having previously been executive deputy chairman until December 2003, and finance director from 1985 to 1997. Chairman of Kwik-Fit and previously a non-executive director of De Vere plc, Legal & General plc and Westbury plc.

Lord Sharman was appointed a non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC in January 2002, and a member of the Supervisory Board of Reed Elsevier NV in April 2002. Non-executive chairman of Aviva plc and Aegis Group plc, and a non-executive director of BG Group. Member of the House of Lords since 1999. Joined KPMG in 1966 where he was elected UK Senior Partner in 1994 and also joined both the International and Executive Committees of KPMG. Between 1997 and 1999 he was Chairman of KPMG Worldwide.

Rolf Stomberg was appointed a non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC in January 1999 and a member of the Supervisory Board of Reed Elsevier NV in April 1999. Chairman of the Supervisory Board of Lanxess AG and Francotype AG. Non-executive director of Smith & Nephew plc, AOA Severstal, TNT NV, Deutsche BP AG, HOYER GmbH and Biesterfeld AG. Formerly a director of The British Petroleum Company plc where he spent 27 years, latterly as Chief Executive of BP Oil International.

SENIOR MANAGEMENT

The executive officers of Reed Elsevier Group plc, other than directors, at February 20, 2008 were:

Nick Baker:  Chief Strategy Officer. A member of the Reed Elsevier management committee. He has been with Reed Elsevier since 1986 and within Corporate Strategy since 1997.

Stephen Cowden:  General Counsel and Company Secretary of Reed Elsevier PLC and Reed Elsevier Group plc. A UK lawyer. Joined Reed Elsevier in 2000 as General Counsel, and was appointed Company Secretary of Reed Elsevier Group plc and Reed Elsevier PLC in 2001. Prior to joining Reed Elsevier, was Group Company Secretary of Glaxo Wellcome plc.

Erik Ekker:  Legal Director Continental Europe and Company Secretary Reed Elsevier NV and Company Secretary of Elsevier Reed Finance BV. A Dutch lawyer. Has been Legal Director (Continental Europe) of Reed Elsevier Group plc since 1993. Joined Reed Elsevier NV in 1977 as Legal Counsel.

Ian Fraser:  Group HR Director. A member of the Reed Elsevier management committee. Joined Reed Elsevier in 2005. Prior to joining Reed Elsevier, he was Human Resources Director at BHP Billiton plc and, before that, held senior positions in human resources at Charter plc and Woolworths plc.

Mark Popolano:  Chief Technology Officer. A member of the Reed Elsevier management committee. Joined Reed Elsevier in March 2007. Previously was Corporate Senior Vice President and Global Chief Information Officer of AIG Inc.

COMPENSATION

Remuneration Committee Terms of Reference and Constitution

The Remuneration Committee (“The Committee”) is responsible for:

•	setting the remuneration in all its forms, and the terms of the service contracts and all other terms and conditions of employment of directors of Reed Elsevier Group plc appointed to any executive office of employment;

•	advising the Chief Executive Officer on the remuneration of members of the Management Committee (other than executive directors) of Reed Elsevier Group plc and of the Company Secretary;

•	providing advice to the Chief Executive Officer, as required, on major policy issues affecting the remuneration of executives at a senior level below the board; and

•	establishing and amending the rules of all share based incentive plans for approval by shareholders.

A copy of the terms of reference of the Committee can be found on the Reed Elsevier website www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

Throughout 2007, the Committee consisted of independent non-executive directors as defined by the Combined Code and the Chairman of Reed Elsevier. On July 4, 2007 Mark Elliott took over from Rolf Stomberg as Chairman of the Committee. The other members of the Committee are Jan Hommen and Robert Polet. The Company Secretary, Steve Cowden, also attends the meetings in his capacity as secretary to the Committee. At the invitation of the Committee Chairman, the Chief Executive Officer attends the meetings of the Committee except when his own remuneration is under consideration.

Towers Perrin acted as advisors to the Committee throughout 2007 and provided market data and data analysis. During the year, the Committee also received advice from Kepler Associates relating to the review of the remuneration policy and the benchmarking approach.

Executive directors

Remuneration philosophy and policy

The context for Reed Elsevier’s remuneration policy and practices is set by the needs of a group of global business divisions, each of which operates internationally by line of business. Furthermore, Reed Elsevier’s market listings in London and Amsterdam combined with the majority of its employees being based in the US provides a particular set of challenges in the design and operation of remuneration policy.

Our remuneration philosophy

Reed Elsevier’s guiding remuneration philosophy for senior executives is based on the following precepts:

•	Performance-related compensation; this underpins Reed Elsevier’s demanding performance standards.

•	Creation of shareholder value; this is at the heart of our corporate strategy and is vital to meeting our investors’ goals.

•	Competitive remuneration opportunity; this helps Reed Elsevier attract and retain the best executive talent from anywhere in the world.

•	Balanced mix of remuneration; this includes salary, incentive opportunities and benefits.

•	Aligning the interests of executive directors with shareholders; this is the foundation for remuneration decisions.

Our remuneration policy

In line with this guiding philosophy our remuneration policy is described below.

•	Reed Elsevier aims to provide a total remuneration package that is able to attract and retain the best executive talent from anywhere in the world, at an appropriate level of cost.

•	The Committee considers environmental, social and governance matters in making its decisions on remuneration policy, practice and setting performance targets.

•	Total remuneration of senior executives will be competitive with that of executives in similar positions in comparable companies, including global sector peers and companies of similar scale and international complexity.

•	Competitiveness will be assessed in terms of total remuneration.

•	The intention is to provide total remuneration that reflects sustained individual and business performance; i.e. median performance will be rewarded by total remuneration that is positioned around the median of relevant market data and upper quartile performance by upper quartile total remuneration.

How the performance measures in incentives link to our business strategy

The Committee believes that the main driver of long term shareholder value is sustained growth in profitability. The primary measure of profitability that is used throughout the business is growth in adjusted earnings per share at constant currencies (“Adjusted EPS”). This performance measure has therefore been adopted as the key driver of performance in our longer term incentives.

In our Annual Incentive Plan, we reward operational excellence by focusing on the financial measures of revenue growth, profitability and cash generation. In addition, a significant portion of the annual bonus is dependent on performance against a set of key business objectives that focus on the delivery of our strategic priorities. Performance against these strategic priorities creates the essential platform for growth in longer term profitability.

In 2006, we introduced a further performance measure into our Long Term Incentive Plan of total shareholder return relative to a focused industry peer group. This measure is designed to reflect more directly the returns that we deliver to shareholders via a combination of share price appreciation and dividends. Together with significant shareholding requirements as a condition of vesting, this performance measure increases alignment of interest between our senior executives and our shareholders.

The balance between fixed and performance related pay

Around two thirds of each executive director’s remuneration package is linked to performance. The fixed pay element is 31% (salary 19%; pension and other benefits 12%) and the variable pay element is 69% (long term incentives 52%; annual incentives 17%).

Our approach to market positioning and benchmarking

During the year, the Committee undertook a review of the benchmarking methodology applied in assessing the competitiveness of the executive directors’ total remuneration. The market competitiveness of total remuneration (i.e. salary, short and long term incentives and benefits) will be assessed against a range of relevant comparator groups as follows:

•	Global peers in the media sector.

•	UK listed companies of similar size and international scope (excluding those in the financial services sector).

•	US listed companies of similar size and international scope (excluding those in the financial services sector).

•	Companies listed in the Netherlands of similar size and international scope.

The competitiveness of our remuneration packages is assessed by the Committee as part of the annual review cycle for pay and performance, in line with the process set out below.

•	First, the overall competitiveness of the remuneration packages is assessed in terms of total remuneration.

•	The Committee then considers market data and benchmarks for the different elements of the package including salary, total annual cash and total remuneration.

•	The appropriate positioning of an individual’s total remuneration against the market is determined based on the Committee’s judgement of individual performance and potential.

•	The aim is to target total remuneration normally between the median and upper quartile of the relevant market for median / upper quartile performers respectively.

•	If it is determined that a competitive gap exists in total remuneration terms, the Committee believes that this should be addressed via a review of performance linked compensation elements in the first instance.

•	Benefits, including medical and retirement benefits, are positioned to reflect local country practice.

Overview of individual remuneration elements

The main elements of the reward package for executive directors are summarised below:

Element	Purpose	Performance period	Performance measure

Salary	Positions the role and individual within the relevant market for executive talent	Not applicable	Reflects the sustained value of the individual in terms of skills, experience and contribution compared with the market

Annual Incentive Plan (AIP)
Provides focus on the delivery of the financial targets set out in the annual budget

Motivates the achievement of strategic annual goals and milestones (“KPOs”) that create a platform for future performance
		One year	Award subject to the achievement of annual targets for: • Revenue — 30% • Profit — 30% • Cash Flow Conversion Rate — 10% • Key Performance Objectives — 30%

Bonus Investment Plan (BIP)	Encourages personal investment in and ongoing holding of Reed Elsevier shares to develop greater alignment with shareholders Supports the retention of executives	Three years	Matching shares vest after three years subject to continued employment and the achievement of an Adjusted EPS growth hurdle There is no retesting of the performance condition

Element	Purpose	Performance period	Performance measure

Executive Share Option Scheme (ESOS)	Provides focus on longer term share price growth Rewards sustained delivery and quality of earnings growth	Three years
On grant — Adjusted EPS growth and individual performance over three-year period prior to grant

On vesting — Adjusted EPS growth over the three-year performance period post grant

There is no retesting of the performance condition

Long Term Incentive Plan (LTIP)	Drives value creation via longer term earnings, share price and dividend growth Motivates and rewards the delivery of a total return to shareholders	Three years	Adjusted EPS growth over the three-year performance period

Relative Total Shareholder Return (“TSR”) against a selected group of comparator companies over the three-year performance period

There is no retesting of the performance conditions

Retirement benefits	Positioned to ensure broad competitiveness with local country practice	Not applicable	Specific to individual

Salary

Salary reflects the role and the sustained value of the individual in terms of skills, experience and contribution compared with the relevant market. Salaries are reviewed annually in the context of the competitiveness of total remuneration. Any increases typically take effect on January 1.

During 2007 Erik Engstrom’s total remuneration package was altered to parallel UK remuneration arrangements. His base salary was translated from US dollars to Sterling using a conversion rate of £1.00: $1.90 which reflected the average £:$ exchange rate during his period of employment.

Following the successful sale of Harcourt Education, Patrick Tierney retired on January 30, 2008. His salary was not increased from January 1, 2008.

The annual salary increases made to executive directors with effect from January 1, 2008 were in a range of 4-6% with an average of 4.4% for those executive directors who received an increase. This was slightly below UK and US norms.

It is important to emphasise that Reed Elsevier uses the same factors: relevant pay market, skills, experience and contribution, to determine the levels of increase across all employee populations globally. However, Reed Elsevier operates across many diverse countries in terms of their remuneration structures and practices. The levels of pay increase awarded to different employee groups in different geographies reflect this diversity and range of practices.

Annual Incentive Plan (AIP)

The Annual Incentive Plan provides focus on the delivery of the financial targets set out in the annual budget. It further motivates the achievement of strategic annual goals and milestones that create a platform for future performance.

How the AIP works

For 2008, directors have a target bonus opportunity of 100% of salary (for 2007 this was 90%). The target bonus opportunity for the financial measures is payable for the achievement of highly stretching financial targets, set in line with the annual budget for the relevant business. The 100% target bonus opportunity is weighted as follows across the performance measures set out below:

— Revenue	30%
— Profit*	30%
— Cash Flow Conversion Rate	10%
— Key Performance Objectives (KPOs)	30%

*The Profit measure for the CEO and CFO is adjusted profit after tax for the Reed Elsevier combined businesses. The profit measure for Divisional CEOs is the adjusted operating profit for their respective division.

The four elements are measured separately, such that there could be a payout on one element and not on others. The KPOs are individual to each executive director. Each director is typically set around six KPOs to reflect critical business priorities for which they are accountable. Against each objective, a number of measurable ‘milestone targets’ are set for the year. All financial targets and KPOs are approved by the Committee at the beginning of the year.

For 2008, payment against each financial performance measure will only commence if a threshold of 97.5% of the target is achieved (unchanged from 2007). A maximum bonus of 150% of salary can be earned (unchanged from 2007) for substantial out-performance against the demanding annual budget targets and for the achievement of agreed KPOs to an exceptional standard.

AIP Payments for 2007

The annual bonuses paid to directors were based on performance against targets set for revenue growth, profit growth, the achievement of the targeted cash flow conversion rate, and performance against key strategic objectives. The Harcourt Education sale was treated as a non-recurring item and its positive impact was excluded from the financial results for the purposes of the AIP.

The 2007 financial results saw 6% revenue growth (at constant currencies), underlying margin improvement of 100 basis points, and adjusted operating profits up 10% at constant currencies. The quality of earnings was underpinned by cash flow with 97% of adjusted operating profits converting into cash and higher returns on invested capital. Overall, earnings at constant currency grew 12%, Reed Elsevier’s highest growth for ten years. There was above market revenue growth in Elsevier, LexisNexis and Reed Business and margin progress in all three businesses.

In addition the directors were generally assessed as having delivered well against their KPOs with some exceptional performances noted. Individual KPOs were largely focused against execution and delivery of Reed Elsevier’s key strategic priorities: development of workflow solutions, improving cost efficiency, and strengthening and refocusing of the Reed Elsevier portfolio. Overall, this resulted in bonus payments above target.

Bonus Investment Plan (BIP)

The Bonus Investment Plan encourages personal investment and ongoing shareholding in Reed Elsevier shares to develop greater alignment with shareholders.

How the BIP works

Executive directors and other designated key senior executives may invest up to half of their cash bonus received under the AIP in shares of Reed Elsevier PLC or Reed Elsevier NV. Subject to continued employment and their retaining these investment shares during a three-year performance period, participants will be awarded an equivalent number of matching shares.

The vesting of the matching shares is subject to the achievement of a performance condition. For the 2008 awards this has been increased to at least 8% (from 6% in 2007) per annum compound growth in the average of Reed Elsevier PLC and Reed Elsevier NV Adjusted EPS over the three-year performance period. In the event of a change of control, the vesting of the matching shares is subject to the discretion of the Committee.

Executive Share Option Scheme (ESOS)

The Executive Share Option Scheme is designed to provide focus on longer term share price growth and reward the sustained delivery and quality of earnings growth.

How the ESOS works

Annual grants of options are made over shares in Reed Elsevier PLC and Reed Elsevier NV at the market price on the date of grant. The maximum size of the total grant to all participants, is determined by the compound annual growth in Adjusted EPS over the three years prior to grant. The Target Grant Pool for all participants is defined with reference to share usage during the base year as follows:

Adjusted EPS Growth
per annum	Target Grant Pool

Less than 8%	50%
8% or more	75%
10% or more	100%
12% or more	125%
14% or more	150%

ESOS options granted in 2005, 2006 and 2007 were subject to a pre-grant performance condition relating to the target grant pool of 6% to 12% Adjusted EPS growth per annum respectively.

ESOS grants made to executive directors are subject to an annual individual maximum of three times salary. The awards to individual directors are subject to the following three performance criteria:

Test 1	On grant	The size of the Target Grant Pool determined as above.
Test 2	On grant	Individual performance over the three-year period prior to grant.
Test 3	On vesting	Compound Adjusted EPS growth during the three years following grant of at least 8% per annum (increased from 6% p.a.). There is no retesting of the performance condition.

ESOS options granted in 2005, 2006 and 2007 are subject to a post-grant performance hurdle of 6% per annum compound Adjusted EPS growth over three years.

Options are exercisable (except for defined categories of approved leavers) between three and ten years from the date of grant. In the event of a change of control, the performance test applied under the ESOS for executive directors will be based on an assessment by the Committee of progress against the targets at the time the change of control occurs.

Long Term Incentive Plan (LTIP)

The Long Term Incentive rewards the creation of value via the delivery of sustained earnings growth and superior returns for shareholders.

How the LTIP works

The LTIP works as follows:

•	Award of a target number of shares

•	Performance is measured over a three-year performance period

•	Vesting depends on compound growth in adjusted EPS at constant currencies

•	Relative TSR performance can increase or decrease the target award

•	Final pay out in shares is determined by performance achieved

Executive directors are eligible to receive an annual award of performance shares with a target value of around 135% of salary.

The vesting of the award is subject to performance against two measures: Adjusted EPS growth and relative TSR performance over the same three-year performance period.

How the LTIP performance measures work

The combination of the two performance measures is shown in the following table, which sets out the potential payment as a percentage of the initial target award:

LTIP Performance Schedule

	TSR Ranking
			62.5th	Upper quartile
Adjusted EPS Growth (constant currencies) p.a.	Below median	Median	percentile	and above
Below 10%	0%	0%	0%	0%
10%	28%	35%	42%	49%
12%	80%	100%	120%	140%
14% and above	108%	135%	162%	189%

The EPS performance condition for LTIP awards granted in 2006 and 2007 ranges from 8% to 12% p.a. Adjusted EPS growth.

The Committee considers the above performance conditions to be tougher than normal UK practice because the TSR element can enhance the reward to participants if, but only if, the Adjusted EPS test has first been achieved, as explained below.

EPS measure	The target award may be increased or decreased by relative TSR performance over three years

No payout is made under the LTIP unless Reed Elsevier achieves a compound annual level of Adjusted EPS growth of at least 10% per annum. This is irrespective of the associated TSR performance.	TSR is measured against a group of global media peers.
• If TSR performance is below median, this will reduce the target award.
• The maximum uplift to the target award will be applied if TSR performance places Reed Elsevier in the upper quartile of the comparator group.

Maximum vesting (under the EPS component) is achieved for compound growth of 14% per annum or higher.	For awards made in 2007, the comparator group comprised: The Thomson Corporation, United Business Media, McGraw Hill, Fair Isaac, Reuters Group, John Wiley & Sons, Pearson, DMGT, Wolters Kluwer, Lagardere, ChoicePoint, Dun & Bradstreet, EMAP, WPP, Informa, Taylor Nelson, Dow Jones.

The Committee has full discretion to reduce or cancel awards granted to participants based on its assessment as to whether the EPS and TSR performance fairly reflects the progress of the business having regard to underlying revenue growth, cash generation, return on capital and any significant changes in currency and inflation, as well as individual performance.

Notional dividends accrue on the award during the vesting period (i.e. to the extent that the underlying shares vest, notional dividends are paid out as a cash bonus at the end of the three-year performance period).

For the purposes of determining Reed Elsevier’s TSR performance over the performance period, the averaging period applied is six months prior to the start of the financial year in which the award is made and the final six months of the third financial year of the performance period. The TSR of Reed Elsevier and each of the comparator companies will be calculated in the currency of its primary listing, which the Committee considers to be the fairest test of management’s relative performance. Reed Elsevier’s TSR will be taken as a simple average of the TSR of Reed Elsevier PLC and Reed Elsevier NV.

For awards made in 2006, VNU was also a member of the peer group. It has been removed for awards made in 2007 as it has become a private company.

In addition to achieving appropriate levels of performance against the two measures, the ultimate vesting of the LTIP award is subject to the executive meeting a shareholding requirement. In the event of a change of control, the performance test applied under the LTIP will be based on an assessment by the Committee of progress against the EPS and TSR targets at the time the change of control occurs (subject to any rollover that may apply).

Treatment of the special distribution for share-based incentives

In January 2008 a special distribution was paid on ordinary shares in Reed Elsevier PLC and Reed Elsevier NV.

The special distribution was not attributed to any unvested share-based awards nor to any vested share options that had been granted under the incentive plans. None of these awards was therefore adjusted as a result of the consolidation of share capital in January 2008.

Other employee share plans

UK-based executive directors are eligible to participate in the HMRC approved all-employee UK Savings-Related Share Option Scheme. US-based directors are eligible to participate in the all-employee US-based Employee Stock Investment Plan (EMSIP). Under the EMSIP, employees are able to purchase Reed Elsevier PLC and Reed Elsevier NV securities at the prevailing market price, with commissions and charges being met by Reed Elsevier.

The estimated dilution over a ten-year period from outstanding awards over Reed Elsevier PLC shares under all share-based plans was 6.8% of the Reed Elsevier PLC share capital at December 31, 2007. This estimate was made before the share consolidation which took place in January 2008.

Retirement benefits policy

The Committee reviews policy retirement benefit provisions in the context of the total remuneration for each executive director, bearing in mind his age and service and against the background of evolving legislation and practice in Reed Elsevier’s major countries of operation. Base salary is the only pensionable element of remuneration.

Retirement benefits for UK-based executive directors

The UK-based executive directors are provided with conventional UK defined benefit pension arrangements targeting two thirds (Sir Crispin Davis 45%) of salary at a normal retirement age of 60.

The targeted pension is provided through a combination of:

•	the main UK Reed Elsevier Pension Scheme for salary restricted to a cap, determined annually on the same basis as the pre-April 2006 Inland Revenue earnings cap; and

•	Reed Elsevier’s unfunded unapproved pension arrangement for salary above the cap.

Retirement benefits for non UK-based executive directors

The two US-based directors, Andrew Prozes and Patrick Tierney, are covered by a mix of defined benefit and defined contribution arrangements. In accordance with US legislation, they have no defined retirement age. Patrick Tierney retired on January 30, 2008 and became fully vested in his pension.

During 2007, the Committee reviewed Andrew Prozes’ pension provision in the context of relevant market data and determined that he will receive an enhancement to his annual pension of $44,651 for each completed year of service between July 1, 2007 and February 1, 2011 applied on a pro-rata basis.

Prior to 2007 Reed Elsevier paid an annual contribution of 19.5% of salary to Erik Engstrom’s personal pension plan. This arrangement ended on October 31, 2007 and with effect from November 1, 2007 he was provided with similar defined benefit pension arrangements as those set out above for UK-based executive directors, targeting two thirds of salary at a normal retirement age of 60.

Shareholding requirements

Participants in the LTIP are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV.

The shareholding requirements were increased in 2006, when the new LTIP cycle for 2006-08 was launched. The new higher requirements must be met prior to any payout under that cycle in March 2009. The shareholding requirement for the Reed Elsevier Chief Executive Officer was increased to three times salary (previously two times) and for other executive directors to two times salary (previously one and a half times).

These shareholding requirements are a condition of vesting under the LTIP. The executive directors that participated in the 2004 LTIP grant met and exceeded their shareholding requirements in respect of the 2007 vesting of this award.

Service contracts policy

Executive directors are employed under service contracts that provide for a maximum of one year’s notice. The contracts neither specify a pre-determined level of severance payment nor contain specific provisions in respect of change in control.

The Committee believes that as a general rule, notice periods should be twelve months and that the directors should, subject to practice within their base country, be required to mitigate their damages in the event of termination. The Committee will, however, note local market conditions so as to ensure that the terms offered are appropriate to attract and retain top executives operating in global businesses.

The service contracts for executive directors (and for approximately 100 other senior executives) contain the following provisions:

•	non-compete provisions which prevent them from working with specified competitors, from recruiting Reed Elsevier employees and from soliciting Reed Elsevier customers for a period of 12 months after leaving employment;

•	in the event of their resigning, they will immediately lose all rights to any awards under the LTIP, ESOS and BIP granted from 2004 onwards including any vested but unexercised options; and

•	in the event that they were to join a specified competitor within 12 months of termination, any gains made in the six months prior to termination on the exercise of an LTIP, ESOS and BIP award made from 2004 onwards shall be repayable.

Each of the executive directors has a service contract, as summarised below:

Expiry date
(subject to
	Contract Date	notice period)	Notice period	Subject to:
G J A van de Aast(i)	November 15, 2000	July 17, 2017	12 months	English law
M H Armour(i)	October 7, 1996	July 29, 2014	12 months	English law
Sir Crispin Davis(i)	July 19, 1999	March 19, 2009	12 months	English law
E Engstrom(i)	June 25, 2004	June 14, 2025	12 months	English law
A Prozes(ii)	July 5, 2000	Indefinite	12 months salary	New York law
payable for termination
without cause
P Tierney(ii)	November 19, 2002	Retired on January 30, 2008	—	New York law

(i) Employed by Reed Elsevier Group plc

(ii) Employed by Reed Elsevier Inc.

The committee reviewed Erik Engstrom’s contract and remuneration arrangements during 2007 and altered his terms of employment to parallel UK remuneration arrangements. This change was made to reflect the current circumstances of his role.

At the request of the Board, Patrick Tierney agreed to defer his planned retirement in early 2007 in order to manage and oversee the sale of Harcourt Education for maximum value. In order to secure that deferred retirement, the Committee put special retention and incentive arrangements in place which: i) rewarded his continuing commitment to Reed Elsevier and ii) incentivised him to optimise the Harcourt Education sale proceeds. Such payments are established practice in the US, and increasingly in Europe.

The successful completion of the Harcourt Education sale on January 30, 2008 resulted in aggregate sale proceeds of $4.95 billion and a special distribution of $4 billion was paid to shareholders. The Committee consequently awarded Patrick Tierney a sale bonus of $2,917,150 calculated by reference to the excess of the above sale proceeds over a pre-determined target figure. Furthermore, the Committee recognised his outstanding management contribution to the Harcourt Education performance in meeting its financial targets during the extended sale period, and awarded Patrick Tierney a payment of $1,500,000 under the terms of his retention bonus.

Patrick Tierney’s service contract terminated on January 30, 2008 following his retirement from Reed Elsevier. Any outstanding awards under the ESOS, BIP and LTIP have been treated in accordance with the standard retirement rules under those plans. Patrick Tierney’s shareholding requirements in respect of his share-based awards terminated upon his retirement. For the avoidance of doubt, no severance payment has applied and he did not receive an increase in base salary from January 1, 2008. With effect from the date of retirement, he became fully vested in the pension arrangements that have been set out in the current and prior remuneration reports.

External appointments policy

The Committee believes that the experience gained by allowing executive directors to serve as non-executive directors on the boards of other organisations is of benefit to Reed Elsevier. Accordingly, executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies (of which only one may be to the board of a major company) and they may retain remuneration arising from such appointments.

•	Gerard van de Aast became a non-executive director of OCE NV on May 1, 2006 and received a fee of €37,216 (£25,490) during 2007 (€23,342 (£15,879) during 2006).

•	Sir Crispin Davis is a non-executive director of GlaxoSmithKline plc and received a fee of £70,000 during 2007 (£70,000 during 2006).

•	Andrew Prozes is a non-executive director of the Cott Corporation and received a fee of $62,270 (£31,135) during 2007 ($56,000 (£30,435) during 2006).

Non-executive directors

Policy on non-executive directors’ fees

Reed Elsevier seeks to recruit non-executive directors with the experience to contribute to the board of a dual-listed global business and with a balance of personal skills that will make a major contribution to the boards and their committee structures. With the exception of Dien de Boer-Kruyt, who serves only on the supervisory board of Reed Elsevier NV, non-executive directors, including the Chairman, are appointed to the boards of Reed Elsevier Group plc, Reed Elsevier PLC and the supervisory board of Reed Elsevier NV. Non-executive directors’ fees reflect the directors’ membership of the three Reed Elsevier boards.

The primary source for comparative market data is the practice of FTSE50 companies, although reference is also made to AEX and US listed companies.

Non-executive directors, including the Chairman, serve under letters of appointment, do not have contracts of service and are not entitled to notice of, or payments following, retirement from the board.

Fee levels

Non-executive directors receive one annual fee in respect of their memberships of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. The fee paid to Dien de Boer-Kruyt, who serves only on the supervisory board of Reed Elsevier NV, reflects her time commitment to that company and to other companies within the Reed Elsevier combined businesses. Non-executive directors are reimbursed for expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provision, share options or other forms of benefit. Fees may be reviewed annually, although in practice they have changed on a less frequent basis.

During 2007, a review was conducted of the non-executive director fees in the context of relevant market data. This was the first time that non-executive directors’ fees had been reviewed since 2003. The fee for the Chairman, which was last reviewed in 2005, was also included in this review. The review indicated that fees paid by Reed Elsevier were no longer competitive with those paid by companies of a comparable size and international scope. New fee levels were made effective from January 1, 2008. The Chairman indicated that his fee should remain unchanged and will therefore remain at €350,000 per annum.

In 2007 the Reed Elsevier Group plc board had a charity donation matching programme for non-executive directors. Under the policy, where a non-executive director donates all or part of their fees to a registered charity, Reed Elsevier may, at its sole discretion, make a matching donation to any charity, provided the charity’s objectives are judged to be appropriate and are not political or religious in nature. David Reid, Strauss Zelnick, Cees van Lede, Mark Elliott and Jan Hommen each donated a proportion of their fees in respect of 2007 to charity and, in accordance with the programme, matching charitable donations were made of £45,000, £44,325, £13,699, £22,500 and £6,849 respectively. This programme will not be operating in 2008.

Emoluments of the directors

The emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) were as follows:

(a) Aggregate emoluments

	2007	2006
	(In thousands)

Salaries and fees	£4,566	£4,502
Benefits	117	126
Annual performance-related bonuses	4,073	3,273
Pension contributions	131	139
Pension in respect of former director	203	221

Total	£9,090	£8,261

No compensation payments have been made for loss of office or termination in 2006 and 2007. No loans, advances or guarantees have been provided on behalf of any director.

Details of long-term share based incentives which vested and were exercised by the directors over shares in Reed Elsevier PLC and Reed Elsevier NV during the year are shown on pages 52 to 55. The aggregate notional pre-tax gain made by the directors from such incentives during the year was £15,031,942 (2006: £1,408,072).

(b) Individual emoluments of executive directors

	2007				2006
	Salary	Benefits	Bonus	Total	Total

G J A van de Aast	£552,825	£17,535	£594,563	£1,164,923	£1,061,603
M H Armour	589,838	19,843	666,222	1,275,903	1,072,305
Sir Crispin Davis	1,135,680	28,137	1,267,419	2,431,236	2,040,008
E Engstrom	578,328	18,359	592,004	1,188,691	1,153,480
A Prozes	584,220	23,184	525,798	1,133,202	1,193,922
P Tierney (until February 1, 2008)	535,600	9,714	427,329	972,643	805,462

Total	£3,976,491	£116,772	£4,073,335	£8,166,598	£7,326,780

Benefits principally comprise the provision of a company car or car allowance, health and disability insurance.

Messrs. Prozes and Tierney, together with certain other senior US-based executives and managers, participate in a bonus deferral plan that affords participants the ability to defer payment of all or part of the annual incentive bonuses otherwise payable to them, provided that such deferral is elected before the amount of such bonus is determined. Deferral can be for a stated term or until termination of employment. The deferred funds are credited with income based on the performance of specified reference investment funds or indices. Deferred funds may be drawn at any time subject to a 10% forfeiture, or without forfeiture in the event of severe financial hardship resulting from illness or accident to the participant or a beneficiary, loss of principal residence due to casualty or other circumstances beyond the control of the participant determined to constitute severe financial hardship by the Remuneration Committee that administers the plan.

Sir Crispin Davis was the highest paid director in 2007. His aggregate notional pre-tax gain on the exercise of share based incentives during the year was £3,560,951 (2006: £252,260).

(c) Pensions in more detail

Pension Benefits

The target pension for Sir Crispin Davis at normal retirement age of 60 is 45% of salary in the 12 months prior to retirement. Gerard van de Aast and Mark Armour are provided with pension benefits at an accrual rate of 1/30th of salary for each year of pensionable service, payable at normal retirement age of 60. Prior to November 1, 2007 Erik Engstrom was not a member of any company pension scheme and Reed Elsevier made a contribution to Erik Engstrom’s designated retirement account of £93,160, equivalent to 19.5% of his salary for the period January 1, 2007 to October 31, 2007. From November 1, 2007 contributions to Erik Engstrom’s designated retirement account ceased and he became a member of the Reed Elsevier pension scheme. Since November 1, 2007 Erik Engstrom has accrued pension benefits at an accrual rate of 1/30th of salary for each year of pensionable service after November 1, 2007 payable at normal retirement age of 60.

On July 17, 2007 Andrew Prozes, a US-based director, vested in an annual pension of $300,000. His basic pension continues to accrue at a rate of $42,857 per annum for each completed year of service between July 17, 2007 and February 1, 2011. In addition, a lifetime benefit is payable to his surviving spouse equal to 50% of his vested and accrued pension at the time of death. The pension will be reduced by the value of any other retirement benefits payable by Reed Elsevier or any former employer (other than those attributable to employee contributions). In addition, Andrew Prozes will be entitled to receive an enhancement to his annual pension unless he resigns or his employment is terminated by Reed Elsevier for cause prior to February 1, 2011. Any such enhancement will be equal to $3,721 times the number of completed calendar months between July 1, 2007 and the date of termination or, if earlier, February 1, 2011. For these purposes, his termination date shall be deemed to be 12 months after he ceases employment.

Patrick Tierney completed five years of service in November 2007. Following his retirement on January 30, 2008 he became entitled to draw his pension of $440,000 p.a.

The pension arrangements for all directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and a spouse’s and/or dependents’ pension on death.

The increase in the transfer value of the directors’ pensions, after deduction of contributions, is shown below:

									Transfer
									value
									of increase
								Increase in	in accrued
					Increase in			accrued	annual
			Transfer	Transfer	transfer		Increase in	annual	pension
			value	value	value during	Accrued	accrued	pension	during the
			of accrued	of accrued	the period	annual	annual	during	period (net
			pension	pension	(net of	pension	pension	the period	of inflation
	Age	Directors’	December 31,	December 31,	directors’	December 31,	during	(net of	and directors’
	December 31,	contributions	2006	2007	contributions)	2007	the period	inflation)	contributions)
	2007	£	£	£	£	£	£	£	£

G J A van de Aast	50	5,587	1,074,289	1,379,993	300,117	130,558	28,342	23,844	246,445
M H Armour	53	5,587	2,866,803	3,466,035	593,645	253,922	30,824	21,023	281,381
Sir Crispin Davis	58	5,587	7,361,487	9,416,905	2,049,831	446,087	72,218	55,768	1,171,671
E Engstrom	44	940	—	28,306	27,366	3,362	3,362	3,362	27,366
A Prozes(i)	61	—	—	2,310,864	2,310,864	170,092	170,092	170,092	2,310,864
P Tierney	62	—	2,089,880	2,502,228	412,348	190,933	22,000	22,000	285,385

(i)	The transfer value of Andrew Prozes’ pension reflects his entitlement to an annual pension of $300,000 which, having completed seven years of service, vested on July 17, 2007. No contractual entitlement to the pension existed prior to the vesting date. In addition, the transfer value also reflects the pro-rata increase in his pension entitlement since July 2007 up to December 31, 2007 as set out above. The latter is subject to reduction in certain circumstances of termination.

Transfer values have been calculated in accordance with the guidance note “GN11” published by the UK Institute of Actuaries and Faculty of Actuaries. The transfer value in respect of individual directors represents a liability in respect of directors’ pension entitlement, and is not an amount paid or payable by the director.

(d) Individual fees of non-executive directors

	2007	2006

G J de Boer-Kruyt	£23,151	£22,993
M W Elliott	48,500	45,000
J Hommen	239,726	238,095
L Hook (from April 19, 2006)	45,000	30,000
C J A van Lede (until April 18, 2007)	11,130	44,218
R Polet (from April 17, 2007)	31,785	—
D E Reid	45,000	45,000
Lord Sharman	52,000	52,000
R W H Stomberg	48,630	52,381
S Zelnick (until December 7, 2007)	45,000	45,000

Total	£589,922	£574,687

Compensation of executive officers

The aggregate compensation paid to all executive officers (other than directors) of Reed Elsevier Group plc (five persons) as a group, for services in such capacities for the year ended December 31, 2007 was £2,823,898 which included contributions made to the pension plans in respect of such officers of £49,015.

BOARD PRACTICES

REED ELSEVIER

The boards of directors of Reed Elsevier PLC and Reed Elsevier NV manage their respective shareholdings in Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are harmonised. Subject to shareholders of Reed Elsevier PLC and Reed Elsevier NV re-electing retiring directors at their respective Annual General Meetings in 2008, all the directors of Reed Elsevier Group plc will also be directors of Reed Elsevier PLC and of Reed Elsevier NV. For a complete description of the board membership positions and executive officer positions within Reed Elsevier, see “— Directors” on page •. Details of the Audit Committees of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV are given under “Item 15: Controls and Procedures” and details of the Remuneration Committee are given under “— Compensation” on page 37.

REED ELSEVIER GROUP PLC

The Reed Elsevier Group plc board currently consists of five executive directors and seven independent non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier Group plc board, prior to appointment to the Reed Elsevier Group plc board.

Decisions of the board of directors of Reed Elsevier Group plc require a simple majority, and the quorum required for meetings of the board of Reed Elsevier Group plc is any two directors.

The Reed Elsevier Group plc board has established the following committees:

—	Audit — comprising three independent non-executive directors

—	Remuneration — comprising four independent non-executive directors

Arrangements established at the time of the merger of Reed Elsevier PLC’s and Reed Elsevier NV’s businesses provide that, if any person (together with persons acting in concert with him) acquires shares, or control of the voting rights attaching to shares, carrying more than 50% of the votes ordinarily exercisable at a general meeting of Reed Elsevier PLC or Reed Elsevier NV and has not made a comparable takeover offer for the other party, the other party may by notice suspend or modify the operation of certain provisions of the merger arrangements, such as (i) the right of the party in which control has been acquired (the “Acquired Party”) to appoint or remove directors of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc and (ii) the Standstill Obligations (defined below) in relation to the Acquired Party. Such a notice will cease to apply if the person acquiring control makes a comparable offer for all the equity securities of the other within a specified period or if the person (and persons acting in concert with him) ceases to have control of the other.

In the event of a change of control of one parent company and not the other (where there has been no comparable offer for the other), the parent company which has not suffered the change in control will effectively have the sole right to remove and appoint directors of Reed Elsevier Group plc. Also, a director removed from the board of a parent company which has suffered a change in control will not have to resign from the board of the other parent company or Reed Elsevier Group plc.

The Articles of Association of Reed Elsevier Group plc contain certain restrictions on the transfer of shares in Reed Elsevier Group plc. In addition, pursuant to arrangements established at the time of the merger, neither Reed Elsevier PLC nor Reed Elsevier NV may acquire or dispose of any interest in the share capital of the other or otherwise take any action to acquire the other without the prior approval of the other (the “Standstill Obligations”). The Panel on Takeovers and Mergers in the United Kingdom (the “Panel”) has stated that in the event of a change of statutory control of either Reed Elsevier PLC or Reed Elsevier NV, the person or persons acquiring such control will be required to make an offer to acquire the share capital of Reed Elsevier Group plc (but not Elsevier Reed Finance BV) held by the other, in accordance with the requirements of the City Code on Take-overs and Mergers in the United Kingdom. This requirement would not apply if the person acquiring statutory control of either Reed Elsevier PLC or Reed Elsevier NV made an offer for the other on terms which are considered by the Panel to be appropriate.

REED ELSEVIER PLC

The Reed Elsevier PLC board currently consists of five executive directors and seven independent non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier PLC board, prior to the appointment to the Reed Elsevier PLC board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on the Reed Elsevier website, www.reedelsevier.com. The information on our website is not incorporated by reference into this report. The joint Nominations Committee comprises five non-executive directors, all of whom are independent, plus the Chief Executive Officer.

Notwithstanding the provisions outlined above in relation to the appointment to the board, Reed Elsevier PLC shareholders retain their rights under Reed Elsevier PLC’s Articles of Association to appoint directors to the Reed Elsevier PLC board by ordinary resolution. Reed Elsevier PLC shareholders may also, by ordinary resolution, remove a director from the board of Reed Elsevier PLC, and in such circumstances that director will also be required to be removed or resign from the boards of Reed Elsevier NV and Reed Elsevier Group plc (except in circumstances where there has been a change of control of Reed Elsevier PLC and not Reed Elsevier NV).

The Reed Elsevier PLC board has also established the following committees:

—	Audit — comprising three independent non-executive directors; and

—	Corporate Governance — a joint committee of Reed Elsevier PLC and Reed Elsevier NV, comprising all non-executive directors and members of the supervisory board of each company, all of whom are independent.

Each director on the Reed Elsevier PLC board is required to retire by rotation at least every three years, and are able then to make themselves available for re-election by shareholders at the Annual General Meeting.

REED ELSEVIER NV

Reed Elsevier NV has a two-tier board structure currently comprising five executive directors (the “executive board”) and eight independent non-executive directors (the “Supervisory Board” and, together with the executive board, the “combined board”). A person may only be appointed or proposed or recommended for appointment to the boards if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier NV combined board prior to appointment to the Reed Elsevier NV executive or supervisory board and by Reed Elsevier NV shareholders. The joint Nominations Committee comprises five members of the Supervisory Board, all of whom are independent, plus the Chief Executive Officer.

Notwithstanding the provisions outlined above in relation to the appointment to the board, Reed Elsevier NV shareholders retain their rights under Reed Elsevier NV’s Articles of Association to appoint directors to the Reed Elsevier NV boards by ordinary resolution if such appointment has been proposed by the Reed Elsevier NV combined board and, if such appointment has not, by an ordinary resolution of shareholders requiring a majority of at least two-thirds of the votes cast if less than one half of Reed Elsevier NV’s issued share capital is represented.

Reed Elsevier NV shareholders may also, by ordinary resolution, remove a director from the board of Reed Elsevier NV, and in such circumstances that director will also be required to be removed or resign from the boards of Reed Elsevier PLC and Reed Elsevier Group plc (except in circumstances where there has been a change of control of Reed Elsevier NV and not Reed Elsevier PLC).

The Reed Elsevier NV supervisory board has also established the following committees:

—	Audit — comprising three independent members of the Reed Elsevier NV Supervisory Board; and

—	Corporate Governance — a joint committee of Reed Elsevier NV and Reed Elsevier PLC, comprising all members of the Supervisory Board and non-executive directors of each company, all of whom are independent.

Each director on the Reed Elsevier NV executive and supervisory boards is required to retire by rotation at least every three years, and is able then to make themselves available for re-election by shareholders at the Annual General Meeting.

ELSEVIER REED FINANCE BV

Elsevier Reed Finance BV has a two-tier board structure comprising a management board, consisting of two members, and a supervisory board, consisting of three non-executive directors. The members of the management board and of the supervisory board are appointed by the shareholders of Elsevier Reed Finance BV. The Articles of Association of Elsevier Reed Finance BV provide that certain material resolutions of the management board will require the approval of the supervisory board. At a meeting of the supervisory board valid resolutions can be taken with a simple majority if the majority of the members are present or represented. Pursuant to the Articles of Association of Elsevier Reed Finance BV, there are specific provisions governing the appointment and dismissal of managing directors and members of the supervisory board during periods when a notice of suspension as mentioned in the governing agreement between Reed Elsevier PLC and Reed Elsevier NV is in force. These provisions intend to neutralise the influence of a party which has acquired control over either Reed Elsevier PLC or Reed Elsevier NV without having also acquired control in the other.

EMPLOYEES

The average number of employees in continuing operations in the year ended December 31, 2007, was 31,600 (2006: 31,500; 2005: 30,700). Approximately 5,400 were located in the UK (2006: 5,300; 2005: 5,200); 15,600 in North America (2006: 15,600; 2005: 15,700); 2,400 in the Netherlands (2006: 2,500; 2005: 2,500); 4,600 in the rest of Europe (2006: 4,600; 2005: 4,300); and 3,600 in the rest of the world (2006: 3,500; 2005: 3,000). The average number of employees in the business segments in the year ended December 31, 2007 was 7,200 in Elsevier (2006: 7,300; 2005: 7,100); 13,400 in LexisNexis (2006: 13,700; 2005: 13,200); 10,700 in Reed Business (2006: 10,300; 2005: 10,200); and 300 in corporate/shared functions (2006: 200; 2005: 200). At December 31, 2007 the number of employees was approximately 31,500, which comprised 7,100 in Elsevier; 13,300 in LexisNexis; 10,800 in Reed Business; and 300 in corporate/shared functions.

The average number of employees employed by discontinued operations in the year ended December 31, 2007 was 4,300 (2006: 5,300; 2005: 5,400). At December 31, 2007 the number of employees employed by discontinued operations was 1,300.

The board of Reed Elsevier Group plc is fully committed to the concept of employee involvement and participation, and encourages each of its businesses to formulate its own tailor-made approach with the co-operation of employees. Reed Elsevier is an equal opportunity employer, and recruits and promotes employees on the basis of suitability for the job. Appropriate training and development opportunities are available to all employees. A code of ethics and business conduct applicable to employees within Reed Elsevier has been adopted throughout its businesses.

SHARE OWNERSHIP

REED ELSEVIER PLC

Share based awards

The following table sets forth the details of options and restricted shares held by directors over Reed Elsevier PLC ordinary shares as at December 31, 2007 under share option schemes which are described below under “Reed Elsevier — Share option schemes”.

Over shares in Reed Elsevier PLC

						Market
						price at
		2004-2006	Granted		Exercised	exercise
	January 1,	performance	during	Option	during	date	December 31,	Exercisable	Exercisable
	2007	adjustment	the year	price (pence)	the year	(pence)	2007	from	until

Gerard van de Aast — ESOS	50,940			638.00			50,940	December 1, 2003	December 1, 2010
	49,317			659.00			49,317	February 23, 2004	February 23, 2011
	58,000			600.00			58,000	February 22, 2005	February 22, 2012
	124,956			487.25			124,956	February 19, 2007	February 19, 2014
	120,900			533.50			120,900	February 17, 2008	February 17, 2015
	127,662			530.50			127,662	March 13, 2009	March 13, 2016
			122,536	644.50			122,536	February 15, 2010	February 15, 2017
— BIP	31,217			Nil	31,217	605.00	—
	18,633			Nil			18,633	April 4, 2009	April 4, 2009
— LTIP (options)	229,087	4,868		487.25			233,955	February 19, 2007	February 19, 2014
— LTIP (shares)	104,130	2,212		Nil	106,342	578.00	—
	70,364			Nil			70,364	April 19, 2009	April 19, 2009
			57,898	Nil			57,898	February 15, 2010	February 15, 2010

Total	985,206	7,080	180,434		137,559		1,035,161

Mark Armour — ESOS	52,000			565.75	52,000	607.00	—
	66,900			523.00			66,900	August 17, 2001	August 17, 2008
	33,600			537.50			33,600	February 21, 2003	April 19, 2009
	88,202			436.50	88,202	607.00	—
	62,974			659.00			62,974	February 23, 2004	February 23, 2011
	74,000			600.00			74,000	February 22, 2005	February 22, 2012
	104,319			451.50	104,319	607.00	—
	155,147			487.25	155,147	607.00	—
	150,422			533.50			150,422	February 17, 2008	February 17, 2015
	158,836			530.50			158,836	March 13, 2009	March 13, 2016
			130,740	644.50			130,740	February 15, 2010	February 15, 2017
— BIP	19,225			Nil	19,225	605.00	—
	21,861			Nil			21,861	April 14, 2008	April 14, 2008
	21,653			Nil			21,653	April 4, 2009	April 4, 2009
			19,859	Nil			19,859	April 4, 2010	April 4, 2010
— LTIP (options)	284,437	6,044		487.25			290,481	February 19, 2007	February 19, 2014
— LTIP (shares)	129,289	2,747		Nil	132,036	578.00	—
	75,075			Nil			75,075	April 19, 2009	April 19, 2009
			61,775	Nil			61,775	February 15, 2010	February 15, 2010
— SAYE	4,329			377.60			4,329	August 1, 2009	January 31, 2010

Total	1,502,269	8,791	212,374		550,929		1,172,505

Sir Crispin Davis — ESOS	160,599			467.00			160,599	February 21, 2003	September 1, 2009
	80,300			467.00			80,300	September 1, 2003	September 1, 2009
	80,300			467.00			80,300	September 1, 2004	September 1, 2009
	171,821			436.50			171,821	May 2, 2003	May 2, 2010
	122,914			659.00			122,914	February 23, 2004	February 23, 2011
	148,500			600.00			148,500	February 22, 2005	February 22, 2012
	209,192			451.50			209,192	February 21, 2006	February 21, 2013
	305,303			487.25			305,303	February 19, 2007	February 19, 2014
	292,409			533.50			292,409	February 17, 2008	February 17, 2015
	305,824			530.50			305,824	March 13, 2009	March 13, 2016
			251,730	644.50			251,730	February 15, 2010	February 15, 2017
— BIP	39,554			Nil	39,554	605.00	—
	86,042			Nil			86,042	April 14, 2008	April 14, 2008
	42,092			Nil			42,092	April 4, 2009	April 4, 2009
			74,708	Nil			74,708	April 4, 2010	April 4, 2010
— LTIP (options)	559,722	11,894		487.25			571,616	February 19, 2007	February 19, 2014
— LTIP (shares)	254,419	5,406		Nil	259,825	578.00	—
	144,550			Nil			144,550	April 19, 2009	April 19, 2009
			118,942	Nil			118,942	February 15, 2010	February 15, 2010
— SAYE	3,793			424.40			3,793	August 1, 2011	January 31, 2012

Total	3,007,334	17,300	445,380		299,379		3,170,635

						Market
						price at
		2004-2006	Granted		Exercised	exercise
	January 1,	performance	during	Option	during	date	December 31,	Exercisable	Exercisable
	2007	adjustment	the year	price (pence)	the year	(pence)	2007	from	until

Erik Engstrom — ESOS	63,460			478.00			63,460	August 23, 2007	August 23, 2014
	154,517			533.50			154,517	February 17, 2008	February 17, 2015
	178,895			530.50			178,895	March 13, 2009	March 13, 2016
			130,060	644.50			130,060	February 15, 2010	February 15, 2017
— BIP	14,020			Nil			14,020	April 14, 2008	April 14, 2008
— LTIP (options)	318,398	6,765		478.00			325,163	August 23, 2007	August 23, 2014
— LTIP (shares)	144,726	3,075		Nil	147,801	578.00	—
	82,092			Nil			82,092	April 19, 2009	April 19, 2009
			61,453	Nil			61,453	February 15, 2010	February 15, 2010
— Restricted shares	38,593			Nil	38,593	591.50	—

Total	994,701	9,840	191,513		186,394		1,009,660

Andrew Prozes — ESOS	188,281			566.00			188,281	August 9, 2003	August 9, 2010
	83,785			659.00			83,785	February 23, 2004	February 23, 2011
	103,722			600.00			103,722	February 22, 2005	February 22, 2012
	132,142			451.50			132,142	February 21, 2006	February 21, 2013
	162,666			487.25			162,666	February 19, 2007	February 19, 2014
	154,517			533.50			154,517	February 17, 2008	February 17, 2015
	182,303			530.50			182,303	March 13, 2009	March 13, 2016
			132,537	644.50			132,537	February 15, 2010	February 15, 2017
— BIP	20,104			Nil	20,104	605.00	—
	23,756			Nil			23,756	April 14, 2008	April 14, 2008
	26,400			Nil			26,400	April 4, 2009	April 4, 2009
			21,548	Nil			21,548	April 4, 2010	April 4, 2010
— LTIP (options)	298,221	6,337		487.25			304,558	February 19, 2007	February 19, 2014
— LTIP (shares)	135,555	2,880		Nil	138,435	578.00	—
	83,656			Nil			83,656	April 19, 2009	April 19, 2009
			62,623	Nil			62,623	February 15, 2010	February 15, 2010

Total	1,595,108	9,217	216,708		158,539		1,662,494

Patrick Tierney — ESOS	371,426			451.50	371,426	632.75	—
	162,666			487.25			162,666	February 19, 2007	February 19, 2014
	154,517			533.50			154,517	February 17, 2008	February 17, 2015
	175,488			530.50			175,488	March 13, 2009	March 13, 2016
			121,628	644.50			121,628	February 15, 2010	February 15, 2017
— BIP	19,572			Nil	19,572	605.00	—
	24,156			Nil			24,156	April 14, 2008	April 14, 2008
	8,124			Nil			8,124	April 4, 2009	April 4, 2009
			8,012	Nil			8,012	April 4, 2010	April 4, 2010
— LTIP (options)	298,221	(100,259)		487.25	90,000	636.00	107,962	February 19, 2007	February 19, 2014
— LTIP (shares)	135,555	(45,573)		Nil	89,982	578.00	—
	80,528			Nil			80,528	April 19, 2009	April 19, 2009
			57,412	Nil			57,412	February 15, 2010	February 15, 2010

Total	1,430,253	(145,832)	187,052		570,980		900,493

The proportion of the target award that may vest in 2009 and 2010 under LTIP is subject to the annual growth in Adjusted EPS and relative total shareholder return (“TSR”) measured against a group of competitor companies during the performance period. The numbers of LTIP shares included in the above table are calculated by reference to an assumed achievement of 10% per annum averaged compound growth in Adjusted EPS and median TSR, which would result in 100% of the award vesting. Depending on actual Adjusted EPS growth and TSR, the proportion of the award that may vest could be lower or higher.

Options under the SAYE scheme, in which all eligible UK employees are invited to participate, are granted at a maximum discount of 20% to the market price at time of grant. They are normally exercisable after the expiry of three or five years from the date of grant. No performance targets are attached to this scheme as it is an all-employee scheme.

The middle market price of a Reed Elsevier PLC ordinary share on the date of the 2007 award under BIP and LTIP was 617.00p and 644.50p, respectively.

The middle market price of a Reed Elsevier PLC ordinary share during the year was in the range 558.00p to 689.50p and at December 31, 2007 was 679.50p.

REED ELSEVIER NV

Share based awards

The following table sets forth the details of options and restricted shares held by directors over Reed Elsevier NV ordinary shares as at December 31, 2007 under share option schemes which are described below under “Reed Elsevier — Share option schemes”:

Over shares in Reed Elsevier NV

						Market
						price at
		2004-2006	Granted		Exercised	exercise
	January 1,	performance	during	Option	during	date	December 31,	Exercisable	Exercisable
	2007	adjustment	the year	price (€)	the year	(€)	2007	from	until

Gerard van de Aast — ESOS	35,866			14.87			35,866	December 1, 2003	December 1, 2010
	35,148			14.75			35,148	February 23, 2004	February 23, 2011
	40,699			13.94			40,699	February 22, 2005	February 22, 2012
	85,805			10.57			85,805	February 19, 2007	February 19, 2014
	82,478			11.31			82,478	February 17, 2008	February 17, 2015
	85,775			11.47			85,775	March 13, 2009	March 13, 2016
			80,928	14.51			80,928	February 15, 2010	February 15, 2017
— BIP	26,347			Nil			26,347	April 14, 2008	April 14, 2008
	12,311			Nil			12,311	April 4, 2009	April 4, 2009
			29,483	Nil			29,483	April 4, 2010	April 4, 2010
— LTIP (options)	157,309	3,342		10.57			160,651	February 19, 2007	February 19, 2014
— LTIP (shares)	71,504	1,519		Nil	73,023	12.93	—
	46,332			Nil			46,332	April 19, 2009	April 19, 2009
			38,238	Nil			38,238	February 15, 2010	February 15, 2010

Total	679,574	4,861	148,649		73,023		760,061

Mark Armour — ESOS	20,244			13.55			20,244	February 21, 2003	April 19, 2009
	61,726			10.73	61,726	13.27	—
	44,882			14.75			44,882	February 23, 2004	February 23, 2011
	51,926			13.94			51,926	February 22, 2005	February 22, 2012
	74,276			9.34	74,276	13.27	—
	106,536			10.57	106,536	13.27	—
	102,618			11.31			102,618	February 17, 2008	February 17, 2015
	106,720			11.47			106,720	March 13, 2009	March 13, 2016
			86,347	14.51			86,347	February 15, 2010	February 15, 2017
— BIP	12,842			Nil	12,842	13.25	—
	15,098			Nil			15,098	April 14, 2008	April 14, 2008
	14,306			Nil			14,306	April 4, 2009	April 4, 2009
			13,371	Nil			13,371	April 4, 2010	April 4, 2010
— LTIP (options)	195,317	4,150		10.57			199,467	February 19, 2007	February 19, 2014
— LTIP (shares)	88,780	1,886		Nil	90,666	12.93	—
	49,434			Nil			49,434	April 19, 2009	April 19, 2009
			40,799	Nil			40,799	February 15, 2010	February 15, 2010

Total	944,705	6,036	140,517		346,046		745,212

Sir Crispin Davis — ESOS	95,774			12.00			95,774	February 21, 2003	September 1, 2009
	47,888			12.00			47,888	September 1, 2003	September 1, 2009
	47,888			12.00			47,888	September 1, 2004	September 1, 2009
	120,245			10.73			120,245	May 2, 2003	May 2, 2010
	87,601			14.75			87,601	February 23, 2004	February 23, 2011
	104,204			13.94			104,204	February 22, 2005	February 22, 2012
	148,946			9.34			148,946	February 21, 2006	February 21, 2013
	209,645			10.57			209,645	February 19, 2007	February 19, 2014
	199,481			11.31			199,481	February 17, 2008	February 17, 2015
	205,480			11.47			205,480	March 13, 2009	March 13, 2016
			166,254	14.51			166,254	February 15, 2010	February 15, 2017
— BIP	26,421			Nil	26,421	13.25	—
	27,810			Nil			27,810	April 4, 2009	April 4, 2009
— LTIP (options)	384,349	8,167		10.57			392,516	February 19, 2007	February 19, 2014
— LTIP (shares)	174,704	3,712		Nil	178,416	12.93	—
	95,181			Nil			95,181	April 19, 2009	April 19, 2009
			78,555	Nil			78,555	February 15, 2010	February 15, 2010

Total	1,975,617	11,879	244,809		204,837		2,027,468

						Market
						price at
		2004-2006	Granted		Exercised	exercise
	January 1,	performance	during	Option	during	date	December 31,	Exercisable	Exercisable
	2007	adjustment	the year	price (€)	the year	(€)	2007	from	until

Erik Engstrom — ESOS	43,866			10.30			43,866	August 23, 2007	August 23, 2014
	105,412			11.31			105,412	February 17, 2008	February 17, 2015
	120,198			11.47			120,198	March 13, 2009	March 13, 2016
			85,897	14.51			85,897	February 15, 2010	February 15, 2017
— BIP	29,442			Nil			29,442	April 4, 2009	April 4, 2009
			27,572	Nil			27,572	April 4, 2010	April 4, 2010
— LTIS (options)	220,090	4,676		10.30			224,766	August 23, 2007	August 23, 2014
— LTIS (shares)	100,040	2,125		Nil	102,165	12.93	—
	54,055			Nil			54,055	April 19, 2009	April 19, 2009
			40,586	Nil			40,586	February 15, 2010	February 15, 2010
— Restricted shares	26,677			Nil	26,677	13.02	—

Total	699,780	6,801	154,055		128,842		731,794

Andrew Prozes — ESOS	131,062			13.60			131,062	August 9, 2003	August 9, 2010
	59,714			14.75			59,714	February 23, 2004	February 23, 2011
	72,783			13.94			72,783	February 22, 2005	February 22, 2012
	94,086			9.34			94,086	February 21, 2006	February 21, 2013
	111,699			10.57			111,699	February 19, 2007	February 19, 2014
	105,412			11.31			105,412	February 17, 2008	February 17, 2015
	122,487			11.47			122,487	March 13, 2009	March 13, 2016
			87,533	14.51			87,533	February 15, 2010	February 15, 2017
— BIP	13,612			Nil	13,612	13.25	—
	16,522			Nil			16,522	April 14, 2008	April 14, 2008
	17,636			Nil			17,636	April 4, 2009	April 4, 2009
			14,574	Nil			14,574	April 4, 2010	April 4, 2010
— LTIS (options)	204,782	4,351		10.57			209,133	February 19, 2007	February 19, 2014
— LTIS (shares)	93,083	1,978		Nil	95,061	12.93	—
	55,085			Nil			55,085	April 19, 2009	April 19, 2009
			41,359	Nil			41,359	February 15, 2010	February 15, 2010

Total	1,097,963	6,329	143,466		108,673		1,139,085

Patrick Tierney — ESOS	266,258			9.34	266,258	14.08	—
	111,699			10.57			111,699	February 19, 2007	February 19, 2014
	105,412			11.31			105,412	February 17, 2008	February 17, 2015
	117,908			11.47			117,908	March 13, 2009	March 13, 2016
			80,329	14.51			80,329	February 15, 2010	February 15, 2017
— BIP	13,252			Nil	13,252	13.25	—
	16,800			Nil			16,800	April 14, 2008	April 14, 2008
	5,426			Nil			5,426	April 4, 2009	April 4, 2009
			5,420	Nil			5,420	April 4, 2010	April 4, 2010
— LTIS (options)	204,782	(68,846)		10.57	60,000	13.19	75,936	February 19, 2007	February 19, 2014
— LTIS (shares)	93,083	(31,295)		Nil	61,788	12.93	—
	53,025			Nil			53,025	April 19, 2009	April 19, 2009
			37,917	Nil			37,917	February 15, 2010	February 15, 2010

Total	987,645	(100,141)	123,666		401,298		609,872

The proportion of the target award that may vest in 2009 and 2010 under LTIP is subject to the annual growth in Adjusted EPS and relative total shareholder return (“TSR”) measured against a group of competitor companies during the performance period. The numbers of LTIP unvested shares included in the above table are calculated by reference to an assumed achievement of 10% per annum averaged compound growth in Adjusted EPS and median TSR, which would result in 100% of the award vesting. Depending on actual Adjusted EPS growth and TSR, the proportion of the award that may vest could be lower or higher.

The market price of a Reed Elsevier NV ordinary share on the date of the 2007 award under BIP and LTIP was €13.52 and €14.51, respectively.

The market price of a Reed Elsevier NV ordinary share during the year was in the range €11.49 to €14.89 and at December 31, 2007 was €13.65.

Options awarded since December 31, 2007

The following options were awarded to directors of Reed Elsevier PLC and Reed Elsevier NV on February 21, 2008:

(a) Under the Reed Elsevier Group plc Share Option Scheme

	Number of	Number of
	Reed Elsevier PLC	Reed Elsevier NV
	options granted	options granted
	at 627.50p	at €12.21	Exercisable	Exercisable
	per share	per share	from	to

G J A van de Aast	134,000	89,000	Feb 21, 2011	Feb 21, 2018
M H Armour	144,000	94,000	Feb 21, 2011	Feb 21, 2018
Sir Crispin Davis	276,000	182,000	Feb 21, 2011	Feb 21, 2018
E Engstrom	143,000	94,000	Feb 21, 2011	Feb 21, 2018
A Prozes	145,000	96,000	Feb 21, 2011	Feb 21, 2018

Exercise of the above options is subject to a post grant performance condition, requiring the achievement of 8% per annum compound growth in adjusted EPS expressed at constant exchange rates, during the three years following the grant. There is no retesting of the performance condition.

(b) Under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme

	Number of	Number of
	Reed Elsevier PLC	Reed Elsevier NV
	nil cost	nil cost
	conditional	conditional	Exercisable	Exercisable
	shares awarded	shares awarded	from	to

G J A van de Aast	64,000	42,000	Feb 21, 2011	Feb 21, 2011
M H Armour	67,000	44,000	Feb 21, 2011	Feb 21, 2011
Sir Crispin Davis	129,000	85,000	Feb 21, 2011	Feb 21, 2011
E Engstrom	68,500	45,000	Feb 21, 2011	Feb 21, 2011
A Prozes	68,000	44,500	Feb 21, 2011	Feb 21, 2011

Vesting of the above award is subject to the achievement of 12% per annum averaged compound growth in Adjusted earnings per share (EPS) at constant currencies of Reed Elsevier PLC and Reed Elsevier NV and the achievement of median total shareholder return (TSR) against a comparator group of seventeen media companies, over the three year performance period 2008-2010. The actual number of conditional shares that will vest will be determined by the Remuneration Committee, and in accordance with the rules of the scheme, by reference to the actual EPS and TSR performance over the three year performance period. No awards will vest if EPS is below 10% per annum. If EPS is 14% per annum and above and TSR is upper quartile and above, 189% of the award will vest.

REED ELSEVIER

Share option schemes

As of December 31, 2007 Reed Elsevier operated and had granted share options under a number of equity-based compensation plans as follows:

(i)	All-Employee Option Plans

Reed Elsevier’s All-Employee Option Plans comprise:

(a)	Reed Elsevier Group plc SAYE Share Option Scheme (the “SAYE Scheme”)

Options over Reed Elsevier PLC ordinary shares have been granted under the SAYE Scheme. Shares may be acquired at not less than the higher of (i) 80% of the closing middle market price for the relevant share on The London Stock Exchange three days before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.

All UK employees of Reed Elsevier Group plc and participating companies under its control in employment at the date of invitation are entitled to participate in the SAYE Scheme. In addition, the directors of Reed Elsevier Group plc may permit other employees of Reed Elsevier Group plc and participating companies under its control to participate.

Invitations to apply for options may normally only be issued within 42 days after the announcement of the combined results of Reed Elsevier for any period. No options may be granted more than 10 years after the approval of the scheme.

On joining the SAYE Scheme, a save as you earn contract (a “Savings Contract”) must be entered into with an appropriate savings body, under which savings of between £5 and £250 per month may be made to such savings body for a period of three or five years. A bonus is payable under the Savings Contract at the end of the savings period. The amount of the monthly contributions may be reduced if applications exceed the number of Reed Elsevier PLC ordinary shares available for the grant of options on that occasion.

The number of Reed Elsevier PLC ordinary shares over which an option may be granted is limited to that number of shares which may be acquired at the exercise price out of the repayment proceeds (including any bonus) of the Savings Contract.

Options under the SAYE Scheme may normally only be exercised for a period of six months after the bonus date under the relevant Savings Contract. However, options may be exercised earlier than the normal exercise date in certain specified circumstances, including death, reaching age 60, or on ceasing employment on account of injury, disability, redundancy, reaching contractual retirement age, or the sale of the business or subsidiary for which the participant works, or provided the option has been held for at least three years, on ceasing employment for any other reason. Exercise is allowed in the event of an amalgamation, reconstruction or take-over of the company whose shares are under option; alternatively, such options may, with the agreement of an acquiring company or a company associated with it, be exchanged for options over shares in the acquiring company or that associated company. Options may also be exercised in the event of the voluntary winding-up of the company whose shares are under option. In the event that options are exercised before the bonus date, the participant may acquire only the number of shares that can be purchased with the accumulated savings up to the date of exercise, plus interest (if any).

In the event of any capitalisation or rights issue by Reed Elsevier PLC or Reed Elsevier NV, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of the UK HMRC, subject to the independent auditors of Reed Elsevier Group plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.

(b)	Convertible debenture stock arrangements

This facility consists of an annual issue by Reed Elsevier NV of a convertible debenture loan (the “Netherlands Convertible Debenture Stock Scheme”) that is open for subscription by Dutch staff employed by Reed Elsevier companies in the Netherlands or temporarily seconded to affiliates abroad. The interest rate of the scheme is determined on the basis of the average interest for 10-year loans at the end of the year preceding the year in which the loan would be issued and be open for subscription. With effect from February 19, 2004 for new issues interest is determined quarterly on the basis of market rates on internet savings accounts in the Netherlands. Employees can annually subscribe for one or more debentures of €200 each, up to a maximum amount equal to 20%, of the equivalent of their fixed annual salary components. Interest is payable in arrears in the month of January following the subscription year. The loans have a term of 10 years. During the 10 year term of the loan employees can decide to convert their claim on the Company into shares at an exercise price equal to the price of a Reed Elsevier NV ordinary share on Euronext Amsterdam at the end of the month in which the employee has subscribed for the loan (the “exercise price”). Each debenture of €200 can be converted into 50 ordinary shares in Reed Elsevier NV against payment of 50 times the exercise price, less €200.

(ii)	Executive option plans

Reed Elsevier’s executive option plans comprise:

(a)	Reed Elsevier Group plc executive share option schemes

Schemes in this group comprise the Reed Elsevier Group plc Executive UK Share Option Scheme (the “Executive UK Scheme”), the Reed Elsevier Group plc Executive Overseas Share Option Scheme (the “Executive Overseas Scheme”) and the Reed Elsevier Group plc Executive Share Option Schemes (No. 2) (the “No. 2 Scheme”) and the Reed Elsevier Group plc Share Option Scheme (together the “Executive Schemes”).

The Executive Schemes provide for the grant of options to employees of Reed Elsevier Group plc and participating companies under its control. All directors and employees of Reed Elsevier Group plc and participating companies under its control who are contracted to work for at least 25 hours per week are eligible to be nominated for participation. The grant of options is administered by a committee of non-executive directors of Reed Elsevier Group plc. No payment is required for the grant of an option under the Executive Schemes.

Options granted under the Executive Schemes may be exercised within a period of 10 years and entitle the holder to acquire shares at a price which may not be less than the higher of (i) in the case of a Reed Elsevier PLC ordinary share, the closing middle market price for the relevant share on The London Stock Exchange at the date of grant, (ii) in the case of a Reed Elsevier NV ordinary share, the closing market price for the relevant share on Euronext, Amsterdam at the date of grant and (iii) if new shares are to be subscribed, their nominal value.

Employees may be granted options under the Executive Schemes to replace those which have been exercised. In granting such replacement options, the committee of non-executive directors must satisfy itself that the grant of such options is justified by the performance of Reed Elsevier in the previous two to three years.

Options may normally only be granted under the Executive Schemes within 42 days after the announcement of the combined results of Reed Elsevier for any period. No option may be granted under the Executive Schemes more than 10 years after the approval of the respective scheme.

Options granted under the Executive Schemes will normally be exercisable only after the expiry of three years from the date of their grant and by a person who remains a director or employee of Reed Elsevier Group plc and participating companies under its control. Options granted to directors in 2008 are subject to performance criteria requiring the achievement of 8% per annum compound growth in Adjusted EPS at constant exchange rates (previously 6% per annum compound growth), during the three years following the grant. There will be no re-testing of the three year EPS performance period.

Early exercise of such options is permitted in substantially similar circumstances to those set out in relation to the Reed Elsevier Group plc SAYE Scheme. The committee of non-executive directors has discretion to permit the exercise of options by a participant in certain circumstances where it would not otherwise be permitted.

The size of the annual grant pool under the Reed Elsevier Group plc Share Option Scheme is determined by reference to the compound annual growth in Adjusted EPS, at constant exchange rates, over the three years prior to grant, with individual grant size determined by the Committee based on individual performance. At compound growth of between 10% and 12% per annum, the pool of options available will be broadly comparable to the level of options granted under the previous scheme. At executive director level the grants are expected to be up to three times salary.

In the event of any capitalisation or rights issue by Reed Elsevier PLC or Reed Elsevier NV, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of the UK HMRC, subject to the independent auditors of Reed Elsevier Group plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.

Options under the Executive UK Scheme and the Executive Overseas Scheme may be satisfied from new issues or market purchase Reed Elsevier PLC ordinary shares or Reed Elsevier NV ordinary shares. Options under the No. 2 Scheme may be satisfied only from market purchase Reed Elsevier PLC ordinary shares or Reed Elsevier NV ordinary shares.

Since 2006 participants, other than directors, in the Reed Elsevier Group plc Executive Share Option Scheme have been able to choose to convert a proportion of their award into restricted shares, on a pre-determined formula of one restricted share for every five share options that they would otherwise have been awarded. The restricted shares vest after the expiry of three years from the date of their grant, subject to the participant remaining a director or employee of Reed Elsevier Group plc or a participating company under its control. Awards are made under the Reed Elsevier Group plc Retention Share Plan, and will be satisfied by market purchase shares.

(b)	Reed Elsevier NV executive option arrangements

Under arrangements operated by Reed Elsevier NV (the “Reed Elsevier NV Executive Option Arrangements”), options to subscribe for Reed Elsevier NV ordinary shares were granted in 1999 to the members of the executive board and to a small number of other senior executives based in the Netherlands. Such options give the beneficiary the right, at any time during periods of either five years or ten years following the date of the grant, to purchase Reed Elsevier NV ordinary shares. Options were granted at an exercise price equal to the market price on the date of grant. During 1999, options were granted with an exercise period of five years at an exercise price 26% above the market price at the date of grant, or with an exercise period of 10 years at an exercise price equal to the market price at the date of grant, or a combination of both.

(c)	Long term incentive plans

From 2006 onwards a small number of key senior executives (approximately 120) have received an annual award, consisting solely of performance shares, under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme (the “2003 LTIS”). Grants will vest subject to the achievement of a demanding EPS performance target over a three year performance period, and an additional TSR performance target over the same three year period. From 2008 the minimum level of compound Adjusted EPS growth will be 10% per annum (previously 8% per annum), with maximum vesting (under the Adjusted EPS measure) being achieved for growth of 14% per annum (previously 12% per annum). Any award earned through EPS performance may then be increased or decreased in line with Reed Elsevier’s TSR performance against a selected international comparator group over the three year period. The maximum increase will be applied at upper quartile or higher levels of TSR achievement. No award will be made to participants if Reed Elsevier fails to achieve the minimum threshold of 8% p.a. EPS growth, irrespective of the associated TSR performance. Any shares which vest will be treated as attracting notional dividends during the performance period.

Participants in the 2003 LTIS are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. The shareholding requirement for the Group Chief Executive Officer is three times salary and for other executive directors the requirement is two times salary. These shareholding requirements must be met by February 2009 at the latest.

The Committee continues to have full discretion to reduce or cancel awards granted to participants based on its assessment as to whether the EPS and TSR performance fairly reflects the progress of the business having regard to underlying revenue growth, cash generation, return on capital and any significant changes in inflation as well as individual performance.

(d)	Bonus investment plan

Directors and other senior executives are able to invest up to half of their annual performance related bonus in Reed Elsevier PLC/Reed Elsevier NV shares under the Reed Elsevier Group plc Bonus Investment Plan (the “Bonus Investment Plan”). Subject to continuing to hold the shares and remaining in employment, at the end of a three year period, the participants are awarded an equivalent number of Reed Elsevier PLC/Reed Elsevier NV shares at nil cost. Awards in 2008 are subject to a performance condition requiring the achievement of compound growth in the average of the Reed Elsevier PLC and Reed Elsevier NV Adjusted EPS, at constant exchange rates, of 8% per annum (previously 6% per annum) compound during the three year vesting period.

Limits over option grants

No options may be granted over new issue shares under the SAYE Scheme, the Executive UK Scheme and the Executive Overseas Scheme if they would cause the number of Reed Elsevier PLC ordinary shares issued or issuable in any 10 year period to exceed in aggregate 10% of the issued share capital of Reed Elsevier PLC from time to time. The number of Reed Elsevier NV ordinary shares which may be issued or issuable under the Netherlands Convertible Debenture Scheme, the Executive UK Scheme, the Executive Overseas Scheme and the Reed Elsevier NV Executive Option arrangements will be determined by the combined board of Reed Elsevier NV, but shall not exceed the percentage limits set out above in relation to Reed Elsevier PLC ordinary shares.

Share options and conditional share awards

At February 20, 2008 the total number of ordinary shares subject to outstanding options were:

	Number of
	outstanding	Options over	Option price
	options	shares	range

Reed Elsevier Group plc SAYE Share Option Schemes	3,020,027	Reed Elsevier PLC	336.20p — 543.20p
Reed Elsevier NV Convertible Debenture Stock Scheme	2,314,750	Reed Elsevier NV	€9.23 — €15.43
Reed Elsevier Group plc Executive Share Option Schemes	32,331,895	Reed Elsevier PLC	424.00p — 700.00p
	22,995,574	Reed Elsevier NV	€9.29 — €16.00
Reed Elsevier NV Executive Options Arrangements	110,463	Reed Elsevier NV	€13.55
Reed Elsevier Group plc Long Term Incentive Share Option Scheme....	2,872,144	Reed Elsevier PLC	478.00p — 524.50p
	1,978,346	Reed Elsevier NV	€10.30 — €11.35

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares, but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust.

At February 20, 2008 the following nil cost conditional share awards were also outstanding:

	Number of
	outstanding	Awards over
	awards	shares in

Reed Elsevier Group plc Long Term Incentive Share Option Scheme	3,136,857	Reed Elsevier PLC
	2,068,287	Reed Elsevier NV
Reed Elsevier Group plc Retention Share Plan	1,596,525	Reed Elsevier PLC
	1,061,619	Reed Elsevier NV
Reed Elsevier Group plc Bonus Investment Plan	1,769,777	Reed Elsevier PLC
	706,151	Reed Elsevier NV

These awards will be met by the Reed Elsevier Group plc Employee Benefit Trust from shares purchased in the market. Options and awards granted under the schemes are not transferable and may be exercised only by the persons to whom they are granted or their personal representatives.

REED ELSEVIER

Share ownership

The interests of the directors of Reed Elsevier PLC and Reed Elsevier NV in the issued share capital of the respective companies at the beginning and end of the year are shown below.

	Reed Elsevier PLC		Reed Elsevier NV
	ordinary shares		ordinary shares
	January 1,	December 31,	January 1,	December 31,
	2007(i)	2007	2007(i)	2007

G J A van de Aast	39,169	124,287	57,941	120,523
M H Armour	112,007	112,378	47,150	47,461
G J de Boer-Kruyt	—	—	—	—
Sir Crispin Davis	567,174	787,577	324,344	445,197
M W Elliott	—	—	—	—
E Engstrom	29,479	79,379	73,415	219,867
J Hommen	—	—	—	—
L Hook	—	—	—	—
R Polet	—	—	—	—
A Prozes	123,740	230,981	95,954	169,334
D E Reid	—	—	—	—
Lord Sharman	—	—	—	—
R W H Stomberg	—	—	—	—
P Tierney	72,212	37,416	48,090	25,448

(i)	On date of appointment if subsequent to January 1, 2007.

The interests of the executive directors of Reed Elsevier PLC and Reed Elsevier NV in the issued share capital of the respective companies as at March 20, 2008 were:

	Interest in	Interest in
	Reed Elsevier	Reed Elsevier
	PLC ordinary	NV ordinary
	shares	shares

G J A van de Aast	109,018	109,478
M H Armour	100,922	43,464
Sir Crispin Davis	693,453	386,940
E Engstrom	69,592	193,894
A Prozes	204,893	150,227

Employee Benefit Trust

Any ordinary shares required to satisfy entitlements under nil cost restricted share awards are provided by the Reed Elsevier Group plc Employee Benefit Trust (EBT) from market purchases. As a potential beneficiary under the EBT in the same way as other employees of Reed Elsevier, each executive director is deemed to be interested in all the shares held by the EBT which at December 31, 2007 amounted to 18,723,830 Reed Elsevier PLC ordinary shares (1.43% of issued share capital) and 10,100,765 Reed Elsevier NV ordinary shares (1.25% of issued share capital).

Shares and options held by executive officers

The following table indicates the total aggregate number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares beneficially owned and the total aggregate number of share options and conditional share awards granted to the executive officers (other than directors) of Reed Elsevier Group plc (three persons) as a group, as of February 20, 2008:

Reed
		Elsevier	Reed		Reed
	Reed	PLC	Elsevier		Elsevier NV	Reed
	Elsevier	ordinary	PLC	Reed	ordinary	Elsevier NV
	PLC	shares	conditional	Elsevier NV	shares	conditional
	ordinary	subject to	share	ordinary	subject to	share
	shares	options	awards	shares(l)(2)	options	awards

Executive officers (other than directors) as a group	90,329	611,820	330,070	17,412	485,445	143,966

(1)	The Reed Elsevier NV ordinary shares are in registered form, although most ordinary shares are traded in the Dutch Security giro system administered by Euroclear Netherlands.

(2)	No individual executive officer of Reed Elsevier Group plc has notified Reed Elsevier NV that he holds more than 5% of the issued share capital of Reed Elsevier NV pursuant to the Dutch law requirement described under “Item 7: Major Shareholders and Related Party Transactions-Reed Elsevier NV”.

The options over Reed Elsevier PLC ordinary shares included in the above table are exercisable at prices ranging from 451.50p to 700.00p per share and between the date hereof and 2017. The options over Reed Elsevier NV ordinary shares included in the above table are exercisable at prices ranging from €9.34 to €15.66 per share and between the date hereof and 2017. The Reed Elsevier PLC and Reed Elsevier NV conditional share awards included in the above table will vest between 2009 and 2010.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

REED ELSEVIER PLC

As of February 20, 2008 Reed Elsevier PLC had received notification of disclosable interests, in accordance with the UK Disclosure and Transparency Rules, or is aware of Schedule 13G filings in relation to the following disclosable interests of 3% or more in the issued Reed Elsevier PLC ordinary shares:

Identity of Person or Group(1)	% of Class

FMR LLC	5.29
Fidelity International Limited	4.97
Legal & General Group plc	4.11
Lloyds TSB Group plc	3.97
Prudential plc	3.40
Directors and Officers	—

(1)	Under UK Law, subject to certain limited exceptions, persons or groups owning or controlling 3% or more of the issued Reed Elsevier PLC ordinary shares are required to notify Reed Elsevier PLC of the level of their holdings.

As far as Reed Elsevier PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

At December 31, 2007 there were 21,324 ordinary shareholders, including the depository for Reed Elsevier PLC’s ADR programme, with a registered address in the United Kingdom, representing 99.62% of shares issued.

Reed Elsevier PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed Elsevier PLC. The major shareholders of Reed Elsevier PLC do not have different voting rights to other ordinary shareholders.

REED ELSEVIER NV

As of February 20, 2008 Reed Elsevier NV is aware of the following disclosable interests of 5% or more in the issued Reed Elsevier NV ordinary shares having been notified by the Dutch Financial Markets Authority or provided as a Schedule 13G filing, in addition to the 3,915,541 R-shares of €0.70 nominal value each in Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC and representing a 5.8% indirect equity interest in the total share capital of Reed Elsevier NV:

Identity of Person or Group(1)	% of Class

Franklin Resources, Inc	11.38
ING Group NV	9.39
Morgan Stanley	5.60
Mondrian Investment Partners	5.24
Directors and Officers(2)	—

(1)	Under Article 5:38 of the Netherlands Financial Supervision Statute, any person acquiring or disposing of shares or voting rights in public companies established under the laws of the Netherlands listed on a stock exchange in the European Union, is required to notify the Dutch Financial Markets Authority (AFM) without delay if such person knows, or should know, that such interest therein reaches, exceeds or drops below a 5% respectively a 10% threshold. The AFM’s public register discloses that as at February 20, 2008 Reed Elsevier PLC, ING Group and Mondrian Investment Partners Limited each held an interest in shares and voting rights in Reed Elsevier NV of at least 5%. No interest in the shares or voting rights of Reed Elsevier NV of 10% or more has been disclosed in the AFM’s registers.

(2)	No individual member of the Supervisory Board or the Executive Board of Reed Elsevier NV or executive officer of Reed Elsevier NV has notified the AFM that they hold an interest of 5% or more in the issued share capital or voting rights of Reed Elsevier NV pursuant to the Statute described in the immediately preceding footnote.

As far as Reed Elsevier NV is aware, except as disclosed herein, it is neither directly nor indirectly owned or controlled by any single corporation or corporations acting jointly, nor by any government.

Reed Elsevier NV is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed Elsevier NV. The major shareholders of Reed Elsevier NV do not have different voting rights to other ordinary shareholders.

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the executive directors of Reed Elsevier PLC and Reed Elsevier NV, are set out in note 35 to the combined financial statements. Further details of remuneration of key management personnel are set out in “Item 6 — Directors, Senior Management and Employees”.

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See Item 18: Financial Statements.

DIVIDEND POLICY

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation as defined in the Reed Elsevier merger agreement is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend. The dividend policy of the boards of Reed Elsevier PLC and Reed Elsevier NV is that, subject to the effects of currency movements on dividend equalisation, increases in full year dividends are expected to closely align with adjusted earnings growth (i.e. before the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term).

LEGAL PROCEEDINGS

We are party to various legal proceedings, the ultimate resolutions of which are not expected to have a material adverse effect on our financial position or the results of our operations.

In March and April 2005, Reed Elsevier announced that unauthorised persons, predominantly using IDs and passwords of legitimate customers of LexisNexis, might have fraudulently acquired personal identifying information from its US risk management (including Seisint, Inc.) databases. Investigations have shown that approximately 559,000 consumers’ records have been accessed. LexisNexis has notified, and is working with, Federal authorities in investigating these issues, and has notified all the potentially affected consumers of possible security compromises. LexisNexis has offered affected consumers credit monitoring and anti-fraud assistance. An intensive review of these breaches was completed to identify ways of better protecting against future breaches. Intensified data security policies and practices have been implemented.

A putative class action against LexisNexis is pending in California arising from these events, Syran v. LexisNexis Group et al. In April 2005, this putative class action was filed in the US District Court for the Southern District of California. The lawsuit alleges that LexisNexis violated the federal Fair Credit Reporting Act and similar state consumer protection legislation by failing to maintain reasonable procedures to protect consumer credit information from unauthorised access by third parties. A second action, Witriol v. LexisNexis Group et al, filed in June 2005 in the US District Court for the Northern District of California and based on the same set of facts, has been consolidated with the Syran action. The plaintiffs seek unspecified punitive and statutory damages, attorneys’ fees and costs, and injunctive relief.

In February 2008, the parties petitioned the court for approval of a settlement of this litigation. The proposed settlement relates to consumers notified through November 30, 2007 and provides for a claim fund capped at $2.8 million (which includes plaintiffs’ legal fees and expense and claims administrative costs), with any unclaimed balance to be donated to an academic institution engaged in research regarding individual data security or privacy; and an undertaking by LexisNexis to maintain certification under recognised web security standards.

LexisNexis believes that it has strong procedural and substantive defences to these actions, which it will continue to vigorously pursue, if necessary.

Reed Elsevier, Inc. (“REI”) is among several defendants in a putative class action, Richard Fresco, et al. v. Automotive Directions, Inc., et al., brought in the federal district court in Florida. The plaintiffs allege that REI (through both LexisNexis and Seisint) violated certain provisions of the Driver’s Privacy Protection Act, (the “DPPA”), when it obtained and disclosed information originating from various state departments of highway safety and motor vehicles without the consent of the individuals to whom the information related. A settlement agreement in the Fresco case was negotiated, signed and submitted to the court for preliminary approval in December 2006. Under the proposed settlement, Reed Elsevier Inc. and Seisint would pay a total of US$12 million, substantially all of which would be reimbursed by insurance and third-party indemnities, and enter into certain behavioural undertakings that would codify existing practices adopted since 2003 and that substantially would expand practices for the handling of protected data as a result of the settlement. This enhanced and multifaceted compliance programme would be subject to a series of external certifications over a several year period. On January 3, 2007 an objection to the proposed settlement was lodged with the court, and a collateral putative class action, Taylor v. Acxiom, was filed in federal court in Texas.

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

REED ELSEVIER PLC

The Reed Elsevier PLC ordinary shares are listed on the London Stock Exchange and the New York Stock Exchange. The London Stock Exchange is the principal trading market for Reed Elsevier PLC ordinary shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs) issued by The Bank of New York, as depositary. Each ADS represents four Reed Elsevier PLC ordinary shares.

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed Elsevier PLC ordinary shares on the London Stock Exchange as derived from the Daily Official List of the London Stock Exchange and the high and low last reported sales prices in US dollars for the Reed Elsevier PLC ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd:

	Pence per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low

2007	690	558	54.85	44.02
2006	608	504	46.17	35.90
2005	554	475	42.67	35.26
2004	543	450	39.75	33.33
2003	552	392	37.14	26.15

2007
Fourth Quarter	682	558	54.34	46.18
Third Quarter	675	573	54.85	45.87
Second Quarter	690	612	54.41	48.60
First Quarter	645	561	50.44	44.02

2006
Fourth Quarter	608	555	46.17	42.70
Third Quarter	594	514	45.06	37.65
Second Quarter	556	504	40.92	37.82
First Quarter	568	515	39.48	35.90

Month
February 2008 (through February 20, 2008)	619	582	48.55	45.47
January 2008	690	583	54.60	46.82
December 2007	682	601	54.34	49.31
November 2007	622	558	51.95	46.18
October 2007	628	599	52.67	48.96
September 2007	634	583	51.13	47.52
August 2007	612	573	49.70	45.87

REED ELSEVIER NV

The Reed Elsevier NV ordinary shares are quoted on Euronext Amsterdam NV and the New York Stock Exchange. Euronext Amsterdam NV is the principal trading market for Reed Elsevier NV ordinary shares. Trading on the New York Stock Exchange is in the form of ADSs, evidenced by ADRs issued by The Bank of New York, as depositary. Each ADS represents two Reed Elsevier NV ordinary shares.

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed Elsevier NV Ordinary Shares on Euronext Amsterdam NV as derived from the Officiële Prijscourant of Euronext Amsterdam NV and the high and low last reported sales prices in US dollars for the Reed Elsevier NV ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd.

	€ per ordinary share		US dollars per ADS
Calendar Periods	High	Low	High	Low

2007	14.89	11.49	40.49	33.20
2006	13.72	11.08	35.25	26.72
2005	11.91	10.03	31.06	26.25
2004	12.19	9.61	29.16	24.55
2003	12.03	8.13	26.08	18.14

2007
Fourth Quarter	13.65	11.49	39.81	34.08
Third Quarter	14.70	12.50	40.49	33.85
Second Quarter	14.89	13.40	40.14	35.94
First Quarter	14.51	12.60	38.25	33.20

2006
Fourth Quarter	13.72	12.68	35.25	33.31
Third Quarter	13.22	11.26	33.72	28.22
Second Quarter	12.17	11.08	30.40	28.29
First Quarter	12.20	11.18	29.32	26.62

Month
February 2008 (through February 20, 2008)	12.40	11.45	36.83	33.81
January 2008	13.69	11.67	39.78	35.10
December 2007	13.65	12.30	39.81	36.33
November 2007	13.27	11.49	38.40	34.08
October 2007	13.40	12.92	38.94	36.77
September 2007	13.57	12.83	38.21	35.57
August 2007	13.32	12.50	36.64	33.85

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

REED ELSEVIER PLC

A summary of Reed Elsevier PLC’s equity capital structure and related summary information concerning provisions of its Memorandum and Articles of Association and applicable English law as at March 2001 is incorporated by reference from the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001. Since March 2001 a number of amendments have been made to the Articles of Association. A summary of those changes is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003. Being summaries, they do not contain all the information that may be important to you, and they are qualified in their entirety by reference to the UK Companies Act 1985 and the Reed Elsevier PLC Memorandum and Articles of Association. For more complete information, you should read Reed Elsevier PLC’s Memorandum and Articles of Association. A copy of Reed Elsevier PLC’s Memorandum and Articles of Association is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003 — see “Item 19: Exhibits” on page F-83.

REED ELSEVIER NV

A summary of Reed Elsevier NV’s equity capital structure and related summary information concerning provisions of its Articles of Association and applicable Dutch law as at March 2001 is incorporated by reference from the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001. At the 2002 and 2005 Annual General Meetings of Shareholders a number of amendments were approved to the Articles of Association. Summaries of these amendments are incorporated by reference from the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003 and the 2005 Annual Report on Form 20-F filed with the SEC on March 16, 2006. In 2007 a number of further amendments were made to the Articles of Association, a summary of which is presented below. Being a summary, it may not contain all the information that may be important to you, and is qualified in its entirety by reference to Dutch law and the Articles of Association of Reed Elsevier NV. For more complete information you should read Reed Elsevier NV’s Articles of Association. A copy of Reed Elsevier NV’s Articles of Association is included as an exhibit to this Form 20-F — see “Item 19: Exhibits” on page F-83.

Changes to Articles of Association since March 2007

At the 2007 Annual General Meeting of its shareholders, Reed Elsevier NV shareholders approved amendments to the Articles of Association for the following reasons:

(a) to reflect changes in the law, particularly article 9 of the Commercial Register Act allowing notifications of changes in capital only to the Authority Financial Markets;

(b) to add a new article that will clarify that shares in treasury will not be taken into account for distributions by the company;

(c) to change article 40.3 and add a new article 40.5 which will permit that notifications of attendance at the AGM and the record date for such attendance shall be mentioned in the call for the meeting having regard for the earliest date permitted by Dutch corporate law (currently 30 days prior to the AGM); and

(d) an amendment of the nominal value of the ordinary shares (from €0.06 to €0.07) and the R-shares (from €0.60 to €0.70) and accordingly an amendment of the authorised share capital (the maximum share capital that may be issued), subject to the Special Distribution and Share Consolidation, as discussed and approved by the 2007 AGM, taking place.

The amendments (a) — (c) were implemented on June 6, 2007 and amendment (d) was implemented on January 4, 2008.

MATERIAL CONTRACTS

On May 4, 2007 Reed Elsevier Group plc entered into a sale and purchase agreement with Pearson plc for the sale of its Harcourt Assessment and Harcourt Education International businesses. The sale completed in stages as regulatory approvals were received in each jurisdiction, with the final completion on January 30, 2008.

On July 16, 2007 Reed Elsevier Group plc entered into a sale and purchase agreement with Houghton Mifflin Riverdeep Group for the sale of its Harcourt US Schools Education business. Following receipt of regulatory approvals, the transaction closed on December 12, 2007.

On February 20, 2008 Reed Elsevier Group plc entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ChoicePoint Inc. (“ChoicePoint”), a Georgia corporation that provides data, analytics, software and other business information services to insurance companies and other background screening and authentication services. Pursuant to the Merger Agreement, a wholly owned subsidiary of Reed Elsevier Group plc will merge with and into ChoicePoint, with ChoicePoint continuing as the surviving entity and becoming a wholly owned subsidiary of Reed Elsevier Group plc. Subject to the terms and conditions of the Merger Agreement, we will pay $50.00 in cash for each share of ChoicePoint’s common stock (excluding shares of ChoicePoint’s common stock held by ChoicePoint or us or holders who have properly exercised and preserved their right to dissent under Georgia law). The total value of the transaction, taking into account ChoicePoint’s estimated net debt of $0.6 billion that we will assume, is approximately $4.1 billion.

The consummation of the merger is subject to certain customary closing conditions set forth in the Merger Agreement, including among other things (i) approval of the Merger Agreement by ChoicePoint’s shareholders and (ii) the expiration or termination of the Hart-Scott-Rodino waiting period and receipt of certain other antitrust approvals. We currently expect to consummate the merger later in 2008. The description of the Merger Agreement and the merger above is qualified in its entirety by reference to the Merger Agreement.

Copies of the respective sales and purchase agreements and merger agreement are filed as exhibits to this Annual Report on Form 20-F, see “Item 19: Exhibits” on page F-83.

EXCHANGE CONTROLS

There is currently no UK or Dutch legislation restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of, respectively, Reed Elsevier PLC ordinary shares who are non-residents of the United Kingdom and Reed Elsevier NV ordinary shares who are non-residents of the Netherlands.

There are no limitations relating only to non-residents of the United Kingdom under UK law or Reed Elsevier PLC’s Memorandum and Articles of Association on the right to be a holder of, and to vote, Reed Elsevier PLC ordinary shares, or to non-residents of the Netherlands under Dutch law or Reed Elsevier NV’s Articles of Association on the right to be a holder of, and to vote, Reed Elsevier NV ordinary shares.

TAXATION

The following discussion is a summary under present law and tax authority practice of the material UK, Dutch and US federal income tax considerations relevant to the purchase, ownership and disposal of Reed Elsevier PLC ordinary shares or ADSs and Reed Elsevier NV ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks, dealers or traders in securities or currencies, insurance companies, tax-exempt entities, partnerships or other pass-through entities for US federal income tax purposes, holders of 10% or more of Reed Elsevier PLC or Reed Elsevier NV voting shares, persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, persons that are resident or ordinarily resident in the UK (or who have ceased to be resident or ordinarily resident within the past five years of assessment) and persons that are resident in the Netherlands. The summary also does not discuss the US federal alternative minimum tax or the tax laws of particular states or localities in the US.

This summary does not consider your particular circumstances. It is not a substitute for tax advice. We urge you to consult your own independent tax advisors about the income, capital gains and/or transfer tax consequences to you in light of your particular circumstances of purchasing, holding and disposing of ordinary shares or ADSs.

As used in this discussion, “US holder” means a beneficial owner of ordinary shares or ADSs that is for US federal income tax purposes: (i) an individual US citizen or resident, (ii) a corporation, partnership or other business entity created or organised under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust (a) that is subject to the control of one or more US persons and the primary supervision of a US court, or (b) that has a valid election in effect under US Treasury regulations to be treated as a US person or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

UK Taxation

Dividends

Under current UK taxation legislation, no tax is required to be withheld at source from dividends paid on the Reed Elsevier PLC ordinary shares or ADSs.

Capital Gains

You may be liable for UK taxation on capital gains realised on the disposal of your Reed Elsevier PLC ordinary shares or ADSs if at the time of the disposal you carry on a trade, profession or vocation in the United Kingdom through a branch or agency, or in the case of a company a permanent establishment, and such ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch, agency or permanent establishment.

UK Stamp Duty and Stamp Duty Reserve Tax

UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of Reed Elsevier PLC ordinary shares to the depositary in exchange for Reed Elsevier PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT of 1.5% would be applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money’s worth; or (iii) the value of the ordinary shares in any other case.

Provided that the relevant instrument of transfer is not executed in the UK and remains outside the UK, no UK stamp duty will be payable on the acquisition or subsequent transfer of Reed Elsevier PLC ADSs. An agreement to transfer Reed Elsevier PLC ADSs will not give rise to a liability to SDRT.

A transfer of Reed Elsevier PLC ordinary shares by the depositary to an ADS holder where there is no transfer of beneficial ownership will give rise to UK stamp duty at the rate of £5 per transfer.

Purchases of Reed Elsevier PLC ordinary shares, as opposed to ADSs, will give rise to UK stamp duty or SDRT at the time of transfer or agreement to transfer, normally at the rate of 0.5% of the amount payable for the ordinary shares. SDRT and UK stamp duty are usually paid by the purchaser. If the ordinary shares are later transferred to the depositary, additional UK stamp duty or SDRT will normally be payable as described above.

Dutch Taxation

Withholding tax

Dividends distributed to you by Reed Elsevier NV are normally subject to a withholding tax imposed by the Netherlands at a rate of 15%, which rate equals the rate of tax that the Netherlands is generally allowed to levy under the US-Netherlands income tax treaty. As a consequence, no administrative procedures for a partial relief at source from or a refund of Dutch dividend withholding tax need be complied with in respect of dividend distributions by Reed Elsevier NV. Dividends include, among other things, stock dividends unless the dividend is distributed out of recognised paid-in share premium for Dutch tax purposes.

Taxation of dividends and capital gains

You will not be subject to any Dutch taxes on dividends distributed by Reed Elsevier NV (other than the withholding tax described above) or any capital gain realised on the disposal of Reed Elsevier NV ordinary shares or ADSs provided that (i) the Reed Elsevier NV ordinary shares or ADSs are not attributable to an enterprise or an interest in an enterprise that you carry on, in whole or part through a permanent establishment or a permanent representative in the Netherlands, (ii) you do not have a substantial interest or a deemed substantial interest in Reed Elsevier NV (generally, 5% or more of either the total issued and outstanding capital or the issued and outstanding capital of any class of shares) or, if you have such an interest, it forms part of the assets of an enterprise, and (iii) if you are an individual, such dividend or capital gain from your Reed Elsevier NV ordinary shares or ADSs does not form benefits from miscellaneous activities (“resultaat uit overige werkzaamheden”) in the Netherlands.

US Federal Income Taxation

Holders of the ADSs generally will be treated for US federal income tax purposes as owners of the ordinary shares represented by the ADSs. Accordingly deposits or withdrawals of ordinary shares for ADSs will not be subject to US federal income tax.

Dividends

Dividends on Reed Elsevier PLC ordinary shares or ADSs or Reed Elsevier NV ordinary shares or ADSs (including any Dutch tax withheld) will generally be included in your gross income as ordinary income from foreign sources. The dollar amount recognised on receiving a dividend in pounds sterling or euros will be based on the exchange rate in effect on the date the depositary receives the dividend, or in the case of ordinary shares on the date you receive the dividend, as the case may be, whether or not the payment is converted into US dollars at that time. Any gain or loss recognised on a subsequent conversion of pounds sterling or euros for a different amount will be US source ordinary income or loss. Dividends received will not be eligible for the dividends-received deduction available to corporations.

With respect to US holders who are individuals, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the United States. United States Treasury Department guidance indicates that the United Kingdom is a country with which the United States has a treaty in force that meets these requirements, and Reed Elsevier PLC believes it is eligible for the benefits of this treaty. Additionally, the same guidance indicates that the Netherlands is also a country with which the United States has a treaty in force that meets the above requirements, and Reed Elsevier NV believes it is eligible for the benefits of this treaty. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the US Internal Revenue Code of 1986, as amended, will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. US holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

Subject to certain conditions and limitations, foreign withholding taxes on dividends may be treated as foreign taxes eligible for credit against your US federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the US and will generally constitute passive category income. Further, in certain circumstances, if you have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on the dividends on the ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Individuals that elect to treat the dividend income as ‘investment income’ pursuant to section 163(d)(4) of the Internal Revenue Code may take into account for foreign tax credit limitation purposes only the portion of the dividend effectively taxed at the highest applicable marginal rate.

Dispositions

You will recognise a gain or loss on the sale or other disposition of ordinary shares or ADSs in an amount equal to the difference between your basis in the ordinary shares or ADSs and the amount realised. The gain or loss generally will be capital gain or loss. It will be long term capital gain or loss if you have held the ordinary shares or ADSs for more than one year at the time of sale or other disposition. Long term capital gains of individuals are eligible for reduced rates of taxation. Deductions for capital losses are subject to limitations. Any gain or loss you recognise generally will be treated as income from US sources for foreign tax credit limitation purposes.

If you receive pounds sterling or euros on the sale or other disposition of your ordinary shares or ADSs, you will realise an amount equal to the US dollar value of the pounds sterling or euros on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, if the ordinary shares or ADSs are traded on an established securities market, the settlement date for the sale or other disposition). You will have a tax basis in the pounds sterling or the euros that you receive equal to the US dollar amount received. Any gain or loss realised by a US holder on a subsequent conversion of pounds sterling or euros into US dollars will be US source ordinary income or loss.

Information Reporting and Backup Withholding Tax

Dividends from ordinary shares or ADSs and proceeds from the sale of the ordinary shares or ADSs may be reported to the Internal Revenue Service (“IRS”) unless the shareholder is a corporation or other exempt recipient. A backup withholding tax may apply to such amounts unless the shareholder (i) is a corporation, (ii) provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules, or (iii) otherwise establishes a basis for exemption. The amount of any backup withholding tax will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the IRS.

DOCUMENTS ON DISPLAY

You may read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference room located at 100 F Street NE, Washington, DC 20549-2521. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Reed Elsevier’s primary market risks are to interest rate fluctuations and to exchange rate movements. Net finance costs are exposed to interest rate fluctuations on borrowings, cash and cash equivalents. Upward fluctuations in interest rates increase the interest cost of floating rate borrowings whereas downward fluctuations in interest rates decrease the interest return on floating rate cash and cash equivalents. Interest expense payable on fixed rate borrowings is protected against upward fluctuations in interest rates but does not benefit from downward fluctuations. Reed Elsevier companies engage in foreign currency denominated transactions and are therefore subject to exchange rate risk on such transactions.

Reed Elsevier has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. In addition, it has a credit risk from the potential non-performance by counterparties to the derivative financial instruments described below, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with them. Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A by Standard and Poor’s, Moody’s or Fitch.

Management of Interest Rate Risk and Foreign Exchange Rate Risk

Reed Elsevier seeks to limit its risk to interest and exchange rates by means of derivative financial instruments, including interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts. Reed Elsevier only enters into derivative financial instruments to hedge (or reduce) the underlying risks described above, and therefore has no net market risk on derivative financial instruments held at the end of the year.

Reed Elsevier enters into interest rate swaps in order to achieve an appropriate balance between fixed and variable rate borrowings, cash and cash equivalents. They are used to hedge the effects of fluctuating interest rates on variable rate borrowings, cash and cash equivalents by allowing Reed Elsevier to fix the interest rate on a notional principal amount equal to the principal amount of the underlying floating rate cash, cash equivalents or borrowings being hedged. They are also used to swap fixed interest rates payable on long term borrowings for a variable rate. Such swaps may be used to swap a whole fixed rate bond for variable rate or they may be used to swap a portion of the period or a portion of the principal amount for the variable rate.

Forward swaps and forward rate agreements are entered into to hedge interest rate exposures known to arise at a future date. These exposures may include new borrowings or cash deposits to be entered into at a future date or future rollovers of existing borrowings or cash deposits. Interest exposure arises on future, new and rollover borrowings and cash deposits because interest rates can fluctuate between the time a decision is made to enter into such transactions and the time those transactions are actually entered into. The purpose of forward swaps and forward rate agreements is to fix the interest cost on future borrowings or interest return on cash investments at the time it is known such a transaction will be entered into. The fixed interest rate, the floating rate index (if applicable) and the time period covered by forward swaps and forward rate agreements are known at the time the agreements are entered into. The use of forward swaps and forward rate agreements is limited to hedging activities; consequently no trading position results from their use. The impact of forward swaps and forward rate agreements is the same as interest rate swaps. Similarly, Reed Elsevier utilises forward foreign exchange contracts to hedge the effects of exchange rate movements on its foreign currency revenue and operating costs.

Interest rate options protect against fluctuating interest rates by enabling Reed Elsevier to fix the interest rate on a notional principal amount of borrowings or cash deposits (in a similar manner to interest rate swaps and forward rate agreements) whilst at the same time allowing Reed Elsevier to improve the fixed rate if the market moves in a certain way. Reed Elsevier uses interest rate options from time to time when it expects interest rates to move in its favour but it is deemed imprudent to leave the interest rate risk completely unhedged. In such cases, Reed Elsevier may use an option to lock in at certain rates whilst at the same time maintaining some freedom to benefit if rates move in its favour.

Reed Elsevier’s net finance cost is also exposed to changes in the fair value of interest rate and foreign exchange derivatives which are not part of a designated hedging relationship under IAS39 — Financial Instruments, and to ineffectiveness that may arise on designated hedging relationships. Reed Elsevier manages these risks by designating derivatives in a highly effective hedging relationship unless the potential change in their fair value is deemed to be insignificant.

Derivative financial instruments are utilised to hedge (or reduce) the risks of interest rate or exchange rate movements and are not entered into unless such risks exist. Derivatives utilised, while appropriate for hedging a particular kind of risk, are not considered specialised or high-risk and are generally available from numerous sources.

Sensitivity Analysis

The following analysis sets out the sensitivity of the fair value of Reed Elsevier’s financial instruments to selected changes in interest rates and exchange rates. The range of changes represents Reed Elsevier’s view of the changes that are reasonably possible over a one year period.

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2007. The fair value of long term borrowings has been calculated by discounting expected future cash flows at market rates.

Reed Elsevier’s use of financial instruments and its accounting policies for financial instruments are described more fully in notes 2 and 20 to the combined financial statements.

(a)	Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2007 with all other variables held constant.

	Fair Value	Fair Value Change		Fair Value
	December 31,	+100	−100	December 31,	Fair Value Change
Financial Instrument	2007	basis points	basis points	2006	+100 basis points	−100 basis points
	(In millions)			(In millions)

Short term borrowings	£(753)	£—	£—	£ (574)	£ —	£ —
Long term borrowings
(including current
portion)	(2,508)	109	(121)	(2,541)	107	(121)
Interest rate swaps (swapping fixed rate debt to floating)	170	(43)	48	169	(38)	44
Interest rate swaps (swapping floating rate debt to fixed)	(8)	11	(10)	7	11	(11)

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2007 after adjusting for £1,933 million of cash received from the part disposal of Harcourt Education which was included in the special distribution to shareholders of the parent companies in January 2008, 69% of net borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £7 million (2006: £3 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2007. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £7 million (2006: £3 million).

(b)	Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2007 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a — 10% change indicates a weakening of the currency against sterling.

	Fair Value			Fair Value
	December 31,	Fair Value Change		December 31,	Fair Value Change
Financial Instrument	2007	+10%	−10%	2006	+10%	−10%
	(In millions)			(In millions)

Cash and cash equivalents	£2,467	£143	£(118)	£519	£39	£ (32)
Short term borrowings	(753)	(82)	68	(574)	(61)	50
Long term borrowings (including current portion)	(2,508)	(234)	192	(2,541)	(238)	195
Interest rate swaps (including cross currency interest rate swaps)	162	18	(15)	176	20	(16)
Forward foreign exchange contracts	26	(34)	34	34	(31)	31

A 10% change in foreign currency exchange rates would not result in a material change to the fair value of other financial instruments. Cash and cash equivalents include the proceeds from the part disposal of Harcourt Education.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Reed Elsevier is required to comply with applicable US regulations, including the Sarbanes-Oxley Act, insofar as they apply to foreign private issuers. Accordingly, Reed Elsevier PLC and Reed Elsevier NV have established a Disclosure Committee comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers appointed by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report, timely providing them with all material information required to be disclosed in this annual report.

Management’s Annual Report on Internal Control over Financial Reporting

In accordance with Section 404 of the Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a — 15(f) and 15d — 15(f) under the Exchange Act, as amended. Reed Elsevier’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of Reed Elsevier’s financial statements would be prevented or detected.

Reed Elsevier management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV were effective as of December 31, 2007.

Deloitte & Touche LLP and Deloitte Accountants BV, who have audited the financial statements of Reed Elsevier PLC and Reed Elsevier NV respectively for the fiscal year ended December 31, 2007 have audited the effectiveness of internal control over financial reporting, their reports in respect of the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV are included herein as exhibits (see “Item 19: Exhibits” on page F-83).

Certifications by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F (see “Item 19: Exhibits” on page F-83).

Internal Controls over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV, have reviewed whether or not during the period covered by the annual report, there have been any changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Based on that review, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that there have been no such material changes.

An outline of the internal control structure is set out below.

Parent companies

The boards of Reed Elsevier PLC and Reed Elsevier NV exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC and Reed Elsevier NV have each adopted a schedule of matters which are required to be brought to them for decision. In relation to Reed Elsevier Group plc and Elsevier Reed Finance BV, the boards of Reed Elsevier PLC and Reed Elsevier NV approve the strategy and the annual budgets, and receive regular reports on the operations, including the treasury and risk management activities of the two companies. Major transactions proposed by the boards of Reed Elsevier Group plc or Elsevier Reed Finance BV require the approval of the boards of both Reed Elsevier PLC and Reed Elsevier NV.

The Reed Elsevier PLC and Reed Elsevier NV Audit Committees meet on a regular basis to review the systems of internal control and risk management of Reed Elsevier Group plc and Elsevier Reed Finance BV.

Operating companies

The board of Reed Elsevier Group plc is responsible for the system of internal control of the Reed Elsevier publishing and information businesses, while the boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV are also responsible for reviewing the effectiveness of their system of internal control.

The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. This process has been in place throughout the year ended December 31, 2007 and up to the date of the approvals of this annual report.

Reed Elsevier Group plc

Reed Elsevier Group plc has an established framework of procedures and internal controls with which the management of each business is required to comply. Group businesses are required to maintain systems of internal control, which are appropriate to the nature and scale of their activities and address all significant operational and financial risks that they face. The board of Reed Elsevier Group plc has adopted a schedule of matters that are required to be brought to it for decision.

Reed Elsevier Group plc has a Code of Ethics and Business Conduct that provides a guide for achieving its business goals and requires officers and employees to behave in an open, honest, ethical and principled manner. The code also outlines confidential procedures enabling employees to report any concerns about compliance or about Reed Elsevier’s financial reporting practice.

Each division has identified and evaluated its major risks, the controls in place to manage those risks and the level of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The major risks identified include business continuity, protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel.

The major strategic risks facing the Reed Elsevier Group plc businesses are considered by the board. Litigation and other legal and regulatory matters are managed by legal directors in Europe and the United States.

The Reed Elsevier Group plc Audit Committee receives regular reports on the management of material risks and reviews these reports. The Audit Committee also receives regular reports from both internal and external auditors on internal control matters. In addition, each division is required, at the end of the financial year, to review the effectiveness of its internal controls and report its findings on a detailed basis to the management of Reed Elsevier Group plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of Reed Elsevier Group plc. The Chairman of the Audit Committee reports to the board on any significant internal control matters arising.

Elsevier Reed Finance BV

Elsevier Reed Finance BV has established policy guidelines, which are applied for all Elsevier Reed Finance BV companies. The boards of Elsevier Reed Finance BV have adopted schedules of matters that are required to be brought to them for decision. Procedures are in place for monitoring the activities of the finance group, including a comprehensive treasury reporting system. The major risks affecting the finance group have been identified and evaluated and are subject to regular review. The controls in place to manage these risks and the level of residual risk accepted are monitored by the boards. The internal control system of the Elsevier Reed Finance BV group is reviewed each year by its external auditors.

Audit Committees

Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV have established Audit Committees which comprise only non-executive directors, all of whom are independent. The Audit Committees, which meet regularly, are chaired by Lord Sharman, the other members being David Reid and Lisa Hook.

The main roles and responsibilities of the Audit Committees in relation to the respective companies are set out in written terms of reference and include:

(i)	to monitor the integrity of the financial statements of the company, and any formal announcements relating to the company’s financial performance, reviewing significant financial reporting judgements contained in them;

(ii)	to review the company’s internal financial controls and the company’s internal control and risk management systems;

(iii)	to monitor and review the effectiveness of the company’s internal audit function;

(iv)	to make recommendations to the board, for it to put to the shareholders for their approval in general meetings, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

(v)	to review and monitor the external auditor’s independence and objectivity and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements; and

(vi)	to develop and recommend policy on the engagement of the external auditor to supply non audit services, taking into account relevant ethical guidance regarding the provision of non audit services by the external audit firm, and to monitor compliance.

The Audit Committees report to the respective boards on their activities identifying any matters in respect of which they consider that action or improvement is needed and making recommendations as to the steps to be taken.

The Reed Elsevier Group plc Audit Committee fulfils this role in respect of the publishing and information operating business. The functions of an audit committee in respect of the financing activities are carried out by the Supervisory Board of Elsevier Reed Finance BV. The Reed Elsevier PLC and Reed Elsevier NV Audit Committees fulfil their roles from the perspective of the parent companies and both Committees have access to the reports to and the work of the Reed Elsevier Group plc Audit Committee and the Elsevier Reed Finance BV Supervisory Board in this respect.

The Audit Committees have explicit authority to investigate any matters within their terms of reference and have access to all resources and information that they may require for this purpose. The Audit Committees are entitled to obtain legal and other independent professional advice and have the authority to approve all fees payable to such advisers.

A copy of the terms of reference of each Audit Committee is published on the Reed Elsevier website, www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

Compliance with New York Stock Exchange Corporate Governance Rules

Reed Elsevier PLC and Reed Elsevier NV, as companies listed on the New York Stock Exchange (the “NYSE”), are subject to the listing requirements of the NYSE and the rules of the U.S. Securities and Exchange Commission (the “SEC”). We also continually monitor our compliance with the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to non-U.S. issuers.

In November 2003, the SEC approved new corporate governance standards for companies that are listed on the NYSE. As a non-US issuer, Reed Elsevier is only required to comply with certain of the NYSE corporate governance rules and is in compliance with all applicable rules. The NYSE’s rules also require disclosure of any significant ways in which our corporate governance practices differ from those required of US companies under the NYSE listing standards.

Reed Elsevier follows UK corporate governance practice, which does not differ significantly from the NYSE corporate governance standards for foreign issuers. We also follow Dutch corporate governance practice. We believe that our corporate governance practices do not differ in any significant way from those required to be followed by US companies under the NYSE corporate governance listing standards, except that the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV is not composed entirely of independent directors as defined by the NYSE.

The NYSE listing standards provide that US companies must have a nominating/corporate governance committee composed entirely of independent directors and with a written charter that addresses the committee’s purpose and responsibilities which, at a minimum, must be to identify individuals qualified to become board members, develop and recommend to the board a set of corporate governance principles and to oversee the evaluation of the board and management.

Reed Elsevier PLC and Reed Elsevier NV have a joint Nominations Committee and a joint Corporate Governance Committee. The written terms of reference adopted by the Reed Elsevier PLC and the Reed Elsevier NV boards for these committees specify purposes and responsibilities that correspond to those of a US company’s nominating/corporate governance committee under the NYSE’s listing standards. The Nominations Committee is made up of four independent directors plus the Chief Executive Officer. The Corporate Governance Committee is made up of eight independent directors.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Each of Reed Elsevier PLC and Reed Elsevier NV has an Audit Committee, the members of which are identified in “Item 15: Controls and Procedures”. The members of the Board of Directors of Reed Elsevier PLC and members of the Supervisory Board of Reed Elsevier NV, respectively, have determined that each of their respective Audit Committees contains at least one Audit Committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission (“SEC”). The Audit Committee financial experts serving on the Reed Elsevier PLC and the Reed Elsevier NV Audit Committees are Lord Sharman and David Reid.

ITEM 16B: CODES OF ETHICS

Reed Elsevier has adopted a code of ethics (Code of Ethics and Business Conduct) that applies to all directors, officers and employees, and an additional separate code of ethics (Code for Senior Officers) that also applies to the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV and the Group Chief Accountant of Reed Elsevier Group plc. Both these codes of ethics are available on the Reed Elsevier website, www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountants, Deloitte & Touche LLP, Deloitte Accountants BV, the member firms of Deloitte Touche Tohmatsu and their respective affiliates, for the two years ended December 31, 2007 were as follows:

	Year ended	Year ended
	December 31,	December 31,
	2007	2006
	(in millions)

Audit fees	£3.9	£4.7
Audit related fees	0.9	0.6
Tax fees	0.6	0.6
All other fees	—	—

Total	£5.4	£5.9

Auditors’ remuneration for non audit services includes £0.9 million (2006: £0.6 million) for audit related services, comprising £0.7 million (2006: £0.3 million) relating to due diligence and other transaction related services and £0.2 million (2006: £0.3 million) for other audit related services such as royalty audits. Tax fees of £0.6 million (2006: £0.6 million) relate to tax compliance and advisory work.

The Audit Committees of Reed Elsevier PLC and Reed Elsevier NV have adopted policies and procedures for the pre-approval of audit and non audit services provided by the auditors. These policies and procedures are summarised below.

The terms of engagement and scope of the annual audit of the financial statements are agreed by the respective Audit Committees in advance of the engagement of the auditors in respect of the annual audit. The audit fees are approved by the Audit Committee.

The auditors are not permitted to provide non audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non audit services only to the extent that their skills and experience make them a logical supplier of the services. The respective Audit Committees must pre-approve the provision of all non audit services by the auditors and will consider SEC rules and other guidelines in determining the scope of permitted services. The respective Audit Committees have pre-approved non audit services in respect of individual assignments for permitted services that meet certain criteria. Assignments outside these parameters must be specifically pre-approved by the Audit Committee in advance of commissioning the work. Aggregate non audit fees must not exceed the annual audit fee in any given year, unless approved in advance by the Audit Committees.

All of the audit and non audit services carried out in the year ended December 31, 2007 were pre-approved under the policies and procedures summarised above.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Reed Elsevier Group plc Employee Benefit Trust (“EBT”) has made the following share purchases to satisfy obligations under the Reed Elsevier share option schemes. All purchases were made in open market transactions. None of the share purchases was made pursuant to a publicly announced plan or programme.

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares
	Total number of	Average price paid	Total number of	Average price paid
	shares purchased	per share	shares purchased	per share
Period		£		€

February 1, 2007 to February 28, 2007	2,320,000	£6.40	1,530,000	€14.56
April 1, 2007 to April 30, 2007	440,857	6.20	165,849	13.51
September 1, 2007 to September 30, 2007	1,523,853	6.18	989,858	13.43
October 1, 2007 to October 31, 2007	1,220,000	6.23	800,000	13.35
November 1, 2007 to November 30, 2007	790,000	5.73	510,000	11.95

Total	6,294,710	£6.22	3,995,707	€13.66

In February 2006 Reed Elsevier announced an annual share repurchase programme. It is expected, subject to prevailing market and business conditions, to spend approximately $1 billion over three years. The repurchase of shares in Reed Elsevier PLC and Reed Elsevier NV will broadly reflect the equalisation ratio and the parent companies therefore expect to spend approximately £300 million and €435 million respectively. The repurchases made by the respective parent companies as part of the annual share repurchase programme in the year ended December 31, 2007 are set out below. All purchases were made in open market transactions.

	Reed Elsevier PLC ordinary shares			Reed Elsevier NV ordinary shares
			Value of			Value of
	Total number	Average price	shares that	Total number	Average price	shares that
	of shares	paid per	may yet be	of shares	paid per	may yet be
	purchased	share	repurchased	purchased	share	repurchased
Period		£	£m		€	€m

February 1, 2007 to February 28, 2007	885,000	£6.22	184	590,000	€14.09	271
March 1, 2007 to March 31, 2007	1,450,000	5.90	176	955,000	13.08	259
August 1, 2007 to August 31, 2007	9,235,000	5.90	121	8,965,000	12.90	143
September 1, 2007 to September 30, 2007	2,140,000	5.98	108	1,410,000	13.18	124
October 1, 2007 to October 31, 2007	1,543,000	6.23	99	—	—	124

Total	15,253,000	£5.96		11,920,000	€13.01

PART III

ITEM 17: FINANCIAL STATEMENTS

The Registrants have responded to Item 18 in lieu of responding to this Item.

ITEM 18: FINANCIAL STATEMENTS

Financial Statements filed as part of this annual report

The following financial statements and related schedules, together with reports of independent registered public accounting firms thereon, are filed as part of this annual report:

THIS PAGE INTENTIONALLY BLANK

REED ELSEVIER
COMBINED FINANCIAL STATEMENTS

THIS PAGE INTENTIONALLY BLANK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC and to the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the accompanying combined balance sheets of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the combined businesses”) as of December 31, 2007 and 2006, and the related combined statements of income, cash flow, recognised income and expense and reconciliation of shareholders’ equity for each of the three years in the period ended December 31, 2007. These combined financial statements are the responsibility of the management of Reed Elsevier PLC and Reed Elsevier NV. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the combined businesses as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the combined businesses internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2008 (see Item 19 — Exhibit 15.4) expressed an unqualified opinion on the combined businesses internal control over financial reporting.

DELOITTE & TOUCHE LLP London, England February 20, 2008	DELOITTE ACCOUNTANTS B.V. Amsterdam, The Netherlands February 20, 2008

REED ELSEVIER
COMBINED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	£m	£m	£m

Revenue — continuing operations	3	4,584	4,509	4,265
Cost of sales		(1,624)	(1,602)	(1,521)

Gross profit		2,960	2,907	2,744
Selling and distribution costs		(938)	(925)	(896)
Administration and other expenses		(1,150)	(1,163)	(1,112)

Operating profit before joint ventures		872	819	736
Share of results of joint ventures		16	18	16

Operating profit — continuing operations	5	888	837	752

Finance income	10	43	21	36
Finance costs	10	(182)	(179)	(176)

Net finance costs		(139)	(158)	(140)

Disposals and other non operating items	11	63	(1)	2

Profit before tax — continuing operations		812	678	614
Taxation	12	82	(86)	(219)

Net profit from continuing operations		894	592	395
Net profit from discontinued operations	4	309	33	69

Net profit for the year		1,203	625	464

Attributable to:
Parent companies’ shareholders		1,200	623	462
Minority interests		3	2	2

Net profit for the year		1,203	625	464

The accompanying notes on pages F-10 to F-50 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	£m	£m	£m

Cash flow from operating activities — continuing operations
Cash generated from operations	13	1,218	1,213	1,081
Interest paid		(174)	(172)	(153)
Interest received		26	12	11
Tax paid		(239)	(165)	(166)

Net cash from operating activities		831	888	773

Cash flows from investing activities — continuing operations
Acquisitions	13	(327)	(163)	(314)
Purchases of property, plant and equipment		(65)	(68)	(77)
Expenditure on internally developed intangible assets		(80)	(99)	(96)
Purchase of investments		(4)	(9)	(3)
Proceeds on disposals of property, plant and equipment		4	2	7
Proceeds from other disposals		82	48	21
Dividends received from joint ventures		12	16	16

Net cash used in investing activities		(378)	(273)	(446)

Cash flows from financing activities — continuing operations
Dividends paid to shareholders of the parent companies		(416)	(371)	(336)
Increase/(decrease) in bank loans, overdrafts and commercial paper		111	72	(492)
Issuance of other loans		276	407	544
Repayment of other loans		(311)	(337)	(90)
Repayment of finance leases		(12)	(12)	(13)
Proceeds on issue of ordinary shares		177	93	25
Purchase of treasury shares		(273)	(285)	(27)

Net cash used in financing activities		(448)	(433)	(389)
Net cash from discontinued operations	4	1,912	57	128

Increase in cash and cash equivalents		1,917	239	66

Movement in cash and cash equivalents
At start of year		519	296	225
Increase in cash and cash equivalents		1,917	239	66
Exchange translation differences		31	(16)	5

At end of year		2,467	519	296

The accompanying notes on pages F-10 to F-50 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED BALANCE SHEET
AS AT DECEMBER 31, 2007

		2007	2006
	Note	£m	£m

Non-current assets
Goodwill	16	2,462	2,802
Intangible assets	17	2,089	2,524
Investments in joint ventures	18	116	73
Other investments	18	111	50
Property, plant and equipment	19	239	298
Net pension assets	8	183	20
Deferred tax assets	21	141	170

		5,341	5,937

Current assets
Inventories and pre-publication costs	22	271	633
Trade and other receivables	23	1,148	1,224
Derivative financial instruments		210	219
Cash and cash equivalents		2,467	519

		4,096	2,595

Assets held for sale	24	341	—

Total assets		9,778	8,532

Current liabilities
Trade and other payables	25	1,966	1,925
Derivative financial instruments		22	9
Borrowings	26	1,127	921
Taxation		752	479

		3,867	3,334

Non-current liabilities
Borrowings	26	2,002	2,085
Deferred tax liabilities	21	695	850
Net pension obligations	8	133	256
Provisions	28	21	28

		2,851	3,219

Liabilities associated with assets held for sale	24	84	—

Total liabilities		6,802	6,553

Net assets		2,976	1,979

Capital and reserves
Combined share capitals	30	197	191
Combined share premiums	31	2,143	1,879
Combined shares held in treasury	32	(619)	(377)
Translation reserve	33	(145)	(136)
Other combined reserves	34	1,389	409

Combined shareholders’ equity		2,965	1,966
Minority interests		11	13

Total equity		2,976	1,979

The accompanying notes on pages F-10 to F-50 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	£m	£m	£m

Net profit for the year		1,203	625	464
Exchange differences on translation of foreign operations		(33)	(244)	180
Actuarial gains/(losses) on defined benefit pension schemes	8	224	139	(37)
Fair value movements on available for sale investments		—	3	3
Fair value movements on cash flow hedges		3	54	(10)
Tax recognised directly in equity	12	(50)	(60)	(3)

Net income/(expense) recognised directly in equity		144	(108)	133

Cumulative exchange differences on disposal of foreign operations		148	—	—
Cumulative fair value movements on disposal of available for sale investments		(7)	—	—
Transfer to net profit from hedge reserve (net of tax)	20	(20)	(5)	(19)

Total recognised income and expense for the year		1,468	512	578

Attributable to:
Parent companies’ shareholders		1,465	510	576
Minority interests		3	2	2

Total recognised income and expense for the year		1,468	512	578

COMBINED RECONCILIATION OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	£m	£m	£m

Total recognised net income attributable to the parent companies’ shareholders		1,465	510	576
Dividends declared	15	(416)	(371)	(336)
Issue of ordinary shares, net of expenses		177	93	25
Increase in shares held in treasury	32	(273)	(285)	(27)
Increase in share based remuneration reserve		46	49	57

Net increase/(decrease) in combined shareholders’ equity		999	(4)	295
Combined shareholders’ equity at January 1		1,966	1,970	1,664
Transition adjustment on adoption of IAS 39		—	—	11

Combined shareholders’ equity at December 31		2,965	1,966	1,970

The accompanying notes on pages F-10 to F-50 are an integral part of these combined financial statements

REED ELSEVIER
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.	Basis of preparation

The Reed Elsevier combined financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union.

The equalisation agreement between Reed Elsevier PLC and Reed Elsevier NV has the effect that their shareholders can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements (“the combined financial statements”) represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”).

2.	Accounting policies

The Reed Elsevier accounting policies are set out below:

Principles of combination

In preparing the combined financial statements, subsidiaries of Reed Elsevier Group plc and Elsevier Reed Finance BV are accounted for under the purchase method and investments in associates and joint ventures are accounted for under the equity method. All transactions and balances between the combined businesses are eliminated.

On acquisition of a subsidiary, or interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets, acquired. This includes those adjustments made to bring accounting policies into line with those of the combined businesses. The results of subsidiaries sold or acquired are included in the combined financial statements up to or from the date that control passes from or to the combined businesses.

Minority interests in the net assets of the combined businesses are identified separately from combined shareholders’ equity. Minority interests consist of the amount of those interests at the date of original acquisition and the minority’s share of changes in equity since the date of acquisition.

Foreign exchange translation

The combined financial statements are presented in pounds sterling.

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement other than where hedge accounting applies (see Financial Instruments).

Assets and liabilities of foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items and cash flows of foreign operations are translated at the average exchange rate for the period. Significant individual items of income and expense and cash flows in foreign operations are translated at the rate prevailing on the date of transaction. Exchange differences arising are classified as equity and transferred to the translation reserve. When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Reed Elsevier uses derivative financial instruments, primarily forward contracts, to hedge its exposure to certain foreign exchange risks. Details of Reed Elsevier’s accounting policies in respect of derivative financial instruments are set out below.

Revenue

Revenue represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes and sales between the combined businesses.

Revenues are recognised for the various categories of turnover as follows: subscriptions — on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation — on despatch; advertising — on publication or over the period of online display; exhibitions — on occurrence of the exhibition; and educational testing contracts — over the term of the contract on percentage completed against contract milestones.

Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on attribution of relative value.

2.  Accounting policies – (continued)

Employee benefits

The expense of defined benefit pension schemes and other post-retirement employee benefits is determined using the projected unit credit method and charged in the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of recognised income and expense in the period in which they occur. Past service costs are recognised immediately to the extent that benefits have vested, or, if not vested, on a straight line basis over the period until the benefits vest.

Net pension obligations in respect of defined benefit schemes are included in the balance sheet at the present value of scheme liabilities, less the fair value of scheme assets. Where schemes are in surplus, i.e. assets exceed liabilities, the net pension assets are separately included in the balance sheet. Any net pension asset is limited to the extent that the asset is recoverable through reductions in future contributions.

The expense of defined contribution pension schemes and other employee benefits is charged in the income statement as incurred.

Share based remuneration

The fair value of share based remuneration is determined at the date of grant and recognised as an expense in the income statement on a straight line basis over the vesting period, taking account of the estimated number of shares that are expected to vest. Market based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of shares expected to vest. The fair value of share based remuneration is determined by use of a binomial or Monte Carlo simulation model as appropriate. All of Reed Elsevier’s share based remuneration is equity settled.

Borrowing costs

All interest on borrowings is expensed as incurred. The cost of issuing borrowings is expensed over the life of the borrowings so as to produce a constant periodic rate of charge.

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior years taxable profits, and the movements on deferred tax that are recognised in the income statement.

The tax payable on current year taxable profits is calculated using the applicable tax rates that have been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is not recognised on temporary differences arising in respect of goodwill that is not deductible for tax purposes.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is expected to be settled or the asset realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity. Deferred tax credits in respect of share based remuneration are recognised in equity to the extent that expected tax deductions exceed the related expense.

Goodwill

On the acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill. Goodwill arising on acquisitions also includes amounts corresponding to deferred tax liabilities recognised in respect of acquired intangible assets.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and not subsequently reversed.

On disposal of a subsidiary or business, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

2.  Accounting policies – (continued)

Intangible assets

Intangible assets acquired as part of a business combination are stated in the balance sheet at their fair value as at the date of acquisition, less accumulated amortisation. Internally generated intangible assets are stated in the balance sheet at the directly attributable cost of creation of the asset, less accumulated amortisation.

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trademarks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); editorial content; software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development); contract based assets (e.g. publishing rights, exhibition rights, supply contracts); and other intangible assets. Internally generated intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Intangible assets, other than brands and imprints determined to have indefinite lives, are amortised systematically over their estimated useful lives. The estimated useful lives of intangible assets with finite lives are as follows: market and customer related assets — 3 to 40 years; content, software and other acquired intangible assets — 3 to 20 years; and internally developed intangible assets — 3 to 10 years. Brands and imprints determined to have indefinite lives are not amortised and are subject to an impairment review at least annually.

Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation. No depreciation is provided on freehold land. Freehold buildings and long leases are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Depreciation is provided on other assets on a straight line basis over their estimated useful lives as follows: leasehold improvements — shorter of life of lease and 10 years; plant — 3 to 20 years; office furniture, fixtures and fittings — 5 to 10 years; computer systems, communication networks and equipment — 3 to 7 years.

Investments

Investments, other than investments in joint ventures and associates, are stated in the balance sheet at fair value. Investments held as part of the venture capital portfolio are classified as held for trading, with changes in fair value reported through the income statement. All other investments are classified as available for sale with changes in fair value recognised directly in equity until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is brought into the net profit or loss for the period. All items recognised in the income statement relating to investments, other than investments in joint ventures and associates, are reported as non operating items.

Available for sale investments and venture capital investments held for trading represent investments in listed and unlisted securities. The fair value of listed securities is determined based on quoted market prices, and of unlisted securities on management’s estimate of fair value based on standard valuation techniques.

Investments in joint ventures and associates are accounted for under the equity method and stated in the balance sheet at cost as adjusted for post-acquisition changes in Reed Elsevier’s share of net assets, less any impairment in value.

Impairment

At each balance sheet date, reviews are carried out of the carrying amounts of tangible and intangible assets and goodwill to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, estimates are made based on the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is any indication that the asset may be impaired.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its net carrying amount, the net carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised immediately in the income statement.

Inventories and pre-publication costs

Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overhead, and estimated net realisable value. Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically reflecting the expected sales profile over the estimated economic lives of the related products, generally up to five years.

2.  Accounting policies – (continued)

Leases

Assets held under leases which confer rights and obligations similar to those attaching to owned assets are classified as assets held under finance leases and capitalised within property, plant and equipment and the corresponding liability to pay rentals is shown net of interest in the balance sheet as obligations under finance leases. The capitalised value of the assets is depreciated on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Operating lease rentals are charged to the income statement on a straight line basis over the period of the leases. Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and other short term highly liquid investments and are held in the balance sheet at fair value.

Assets held for sale

Assets of businesses that are available for immediate sale in their current condition and for which a sales process has been initiated are classified as assets held for sale, and are carried at the lower of amortised cost and fair value less costs to sell. Non-current assets are not amortised or depreciated following their classification as held for sale. Liabilities of businesses held for sale are also separately classified on the balance sheet.

Discontinued operations

A discontinued operation is a component of the combined businesses that represent a separate major line of business or geographical area of operations that has been disposed of or is held for sale. When an operation is classified as discontinued, the comparative income and cash flow statements are re-presented as if the operation had been discontinued from the start of the comparative period.

Financial instruments

Financial instruments comprise investments (other than investments in joint ventures or associates), trade receivables, cash and cash equivalents, payables and accruals, provisions, borrowings and derivative financial instruments.

Investments (other than investments in joint ventures and associates) are classified as either held for trading or available for sale, as described above.

Trade receivables are carried in the balance sheet at invoiced value less allowance for estimated irrecoverable amounts. Irrecoverable amounts are estimated based on the ageing of trade receivables, experience and circumstance.

Borrowings (other than fixed rate borrowings in designated hedging relationships and for which the carrying value is adjusted to reflect changes in the fair value of the hedged risk), payables, accruals and provisions are recorded at nominal value.

Derivative financial instruments are used to hedge interest rate and foreign exchange risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised (net of tax) directly in equity in the hedge reserve. If a hedged firm commitment or forecasted transaction results in the recognition of a non financial asset or liability, then, at the time that the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss. Any ineffective portion of hedges is recognised immediately in the income statement.

Derivative financial instruments that are not designated as hedging instruments are classified as held for trading and recorded in the balance sheet at fair value, with changes in fair value recognised in the income statement.

Where an effective hedge is in place against changes in the fair value of fixed rate borrowings, the hedged borrowings are adjusted for changes in fair value attributable to the risk being hedged with a corresponding income or expense included in the income statement. The offsetting gains or losses from remeasuring the fair value of the related derivatives are also recognised in the income statement.

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts represent the replacement costs calculated using market rates of interest and exchange. The fair value of long term borrowings is calculated by discounting expected future cash flows at market rates.

Hedge accounting is discontinued when a hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is either

2.  Accounting policies – (continued)

retained in equity until the firm commitment or forecasted transaction occurs, or, where a hedged transaction is no longer expected to occur, is immediately credited or expensed in the income statement.

On adoption of IAS39 — Financial Instruments, adjustments were made either to the carrying value of hedged items or to equity, as appropriate, to reflect the differences between the previous UK GAAP carrying values of financial instruments and their carrying values required to be reported under IAS39. Any transition gains or losses on financial instruments that qualified for hedge accounting were reflected in equity and remain in equity until either the forecasted transaction occurs or is no longer expected to occur.

Provisions

Provisions are recognised when a present obligation exists as a result of a past event, and it is probable that settlement of the obligation will be required. Provisions are measured at the best estimate of the expenditure required to settle the obligation at the balance sheet date.

Shares held in treasury

Shares of Reed Elsevier PLC and Reed Elsevier NV that are repurchased by the respective parent companies and not cancelled are classified as shares held in treasury. The consideration paid, including directly attributable costs, is recognised as a deduction from equity. Shares of the parent companies that are purchased by the Reed Elsevier Group plc Employee Benefit Trust are also classified as shares held in treasury, with the cost recognised as a deduction from equity.

Critical judgements and key sources of estimation uncertainty

The most significant accounting policies in determining the financial condition and results of the Reed Elsevier combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions and taxation. The carrying amounts of goodwill and intangible assets are reviewed at least twice a year, the key areas of judgment being in relation to the forecast long term growth rates and the appropriate discount rates to be applied to forecast cash flows. The charge for share based remuneration is determined based on the fair value of awards at the date of grant by use of binomial or Monte Carlo simulation models as appropriate, which require judgements to be made regarding share price volatility, dividend yield, risk free rates of return and expected option lives. Key estimates in accounting for defined benefit pension schemes include the life expectancy of members, expected salary and pension increases, inflation, the return on scheme assets and the rate at which future pension payments are discounted. Reed Elsevier’s policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise.

Standards effective for the year

IFRS7 — Financial Instruments: Disclosures, which contains various requirements concerning the disclosure of financial instruments, is adopted in the combined financial statements for the first time. The adoption of this standard has not significantly impacted the presentation of the combined financial statements.

An amendment to IAS1 — Presentation of Financial Statements: Capital Disclosures, which introduces disclosures about an entity’s capital and how it is managed, has been adopted for the first time. The requirements of the amendment have been addressed on page 32 of Item 5: Operating and Financial Review and Prospects, Liquidity and Capital Resources — Reed Elsevier.

Standards, amendments and interpretations not yet effective

New accounting standards and amendments and their expected impact on the future accounting policies and reporting of Reed Elsevier are set out below.

IFRS8 — Operating Segments (effective for the 2009 financial year). IFRS8 sets out requirements for disclosure of information about an entity’s operating segments, its products and services, the geographical areas in which it operates, and its major customers. IFRS8 replaces IAS14 — Segment Reporting. Adoption of this standard is not expected to change significantly the disclosure of information in respect of Reed Elsevier’s operating segments.

Amendment to IAS23 — Borrowing Costs (effective for the 2009 financial year). The amendment removes the option to immediately recognise as an expense borrowing costs relating to assets requiring a substantial period of time to get ready for use or sale and requires such costs to be capitalised. Adoption of this standard will change our accounting policy on borrowing costs but is not expected to significantly impact the presentation or disclosure of borrowing costs in the combined financial statements.

Amendment to IAS1 — Presentation of Financial Statements (effective for the 2009 financial year). The amendment introduces changes to the way in which movements in equity must be disclosed and requires an entity to separately disclose each component of other comprehensive income not recognised in profit or loss. The amendment also requires disclosure of the amount of income tax relating to each component of other comprehensive income as well as several other minor disclosure

2.  Accounting policies – (continued)

amendments. Other than described above, this amendment is not expected to significantly change the presentation of the combined financial statements.

IFRIC14 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for the 2008 financial year). The interpretation clarifies how to assess the limit in IAS19 Employee Benefits on the amount of a defined benefit pension surplus that can be recognised as an asset. Adoption of this interpretation is not expected to significantly impact the measurement, presentation or disclosure of employee benefits in the combined financial statements.

Amendments to IFRS3 — Business Combinations (effective for the 2010 financial year). The amendments introduce changes that will require acquisition related costs (including professional fees previously capitalised) to be expensed and adjustments to contingent consideration to be recognised in income and will allow the full goodwill method to be used when accounting for non-controlling interests.

Amendments to IAS27 — Consolidated and Separate Financial Statements (effective for the 2010 financial year). The amendments introduce changes to the accounting for partial disposals of subsidiaries, associates and joint ventures. Adoption of these amendments is not expected to significantly impact the measurement, presentation or disclosure of future disposals.

Additionally, a number of interpretations have been issued which are not expected to have any significant impact on Reed Elsevier’s accounting policies and reporting.

3.  Segment analysis

Reed Elsevier is a publisher and information provider organised as three business segments: Elsevier, comprising scientific, technical and medical publishing businesses; LexisNexis, providing legal, tax, regulatory, risk management, information analytics and business information solutions to professional, business and government customers; and Reed Business, providing information and marketing solutions to business professionals. Internal reporting is consistent with this organisational structure. Harcourt Education, which has previously been presented as a separate business segment, has been classified as a discontinued operation and its results for the year are presented in note 4.

Analysis by business segment

	2007	2006	2005
	£m	£m	£m

Revenue
Elsevier	1,507	1,521	1,436
LexisNexis	1,594	1,570	1,466
Reed Business	1,483	1,418	1,363

Total	4,584	4,509	4,265

Operating profit
Elsevier	410	395	396
LexisNexis	287	264	218
Reed Business	197	183	158

Subtotal	894	842	772
Corporate costs	(45)	(39)	(32)
Unallocated net pension credit	39	34	12

Total	888	837	752

Adjusted operating profit
Elsevier	477	465	449
LexisNexis	406	380	338
Reed Business	260	241	214

Subtotal	1,143	1,086	1,001
Corporate costs	(45)	(39)	(32)
Unallocated net pension credit	39	34	12

Total	1,137	1,081	981

3.  Segment analysis – (continued)

Analysis by geographical origin

	2007	2006	2005
	£m	£m	£m

Revenue
North America	2,147	2,219	2,118
United Kingdom	896	828	795
The Netherlands	505	497	494
Rest of Europe	708	675	592
Rest of world	328	290	266

Total	4,584	4,509	4,265

Operating profit
North America	353	329	291
United Kingdom	180	167	153
The Netherlands	179	172	158
Rest of Europe	118	117	104
Rest of world	58	52	46

Total	888	837	752

Adjusted operating profit
North America	505	486	454
United Kingdom	211	196	177
The Netherlands	181	175	163
Rest of Europe	174	169	139
Rest of world	66	55	48

Total	1,137	1,081	981

Revenue is analysed before the £103 million (2006: £108 million; 2005: £91 million) share of joint ventures’ revenue, of which £21 million (2006: £21 million; 2005: £20 million) relates to LexisNexis, principally to Giuffrè, and £82 million (2006: £87 million; 2005: £71 million) relates to Reed Business, principally to exhibition joint ventures.

Share of post-tax results of joint ventures of £16 million (2006: £18 million; 2005: £16 million) included in operating profit comprises £3 million (2006: £3 million; 2005: £3 million) relating to LexisNexis and £13 million (2006: £15 million; 2005: £13 million) relating to Reed Business. The unallocated net pension credit of £39 million (2006: £34 million; 2005: £12 million) comprises the expected return on pension scheme assets of £196 million (2006: £178 million; 2005: £149 million) less interest on pension scheme liabilities of £157 million (2006: £144 million; 2005: £137 million).

Adjusted operating profit is included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources to the business segments. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition integration costs, and is grossed up to exclude the equity share of taxes in joint ventures. A reconciliation is provided below:

	2007	2006	2005
	£m	£m	£m

Operating profit	888	837	752
Adjustments:
Amortisation of acquired intangible assets	221	211	203
Acquisition integration costs	20	23	20
Reclassification of tax in joint ventures	8	10	6

Adjusted operating profit	1,137	1,081	981

3.  Segment analysis – (continued)

Analysis by geographical market

	2007	2006	2005
	£m	£m	£m

Revenue
North America	2,233	2,322	2,212
United Kingdom	603	531	503
The Netherlands	206	196	195
Rest of Europe	897	866	790
Rest of world	645	594	565

Total	4,584	4,509	4,265

Analysis by business segment

	2007	2006	2005
	£m	£m	£m

Expenditure on acquired goodwill and intangible assets
Elsevier	193	53	220
LexisNexis	42	79	58
Reed Business	128	51	46

Total	363	183	324

Capital expenditure in year
Elsevier	50	51	60
LexisNexis	76	95	95
Reed Business	29	30	27

Subtotal	155	176	182
Corporate	1	2	3

Total	156	178	185

Amortisation of acquired intangible assets
Elsevier	62	57	49
LexisNexis	105	104	102
Reed Business	54	50	52

Total	221	211	203

Depreciation and other amortisation
Elsevier	47	47	38
LexisNexis	72	70	65
Reed Business	27	27	25

Subtotal	146	144	128
Corporate	2	3	2

Total	148	147	130

3.  Segment analysis – (continued)

Analysis by geographical origin

	2007	2006	2005
	£m	£m	£m

Expenditure on acquired goodwill and intangible assets
North America	152	99	93
United Kingdom	26	54	16
The Netherlands	—	—	9
Rest of Europe	163	15	196
Rest of world	22	15	10

Total	363	183	324

Capital expenditure in year
North America	86	111	114
United Kingdom	31	33	31
The Netherlands	22	18	18
Rest of Europe	11	10	13
Rest of world	6	6	9

Total	156	178	185

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Amortisation of acquired intangible assets includes the share of amortisation in joint ventures of £2 million (2006: nil; 2005: nil) in Reed Business. Other than the depreciation and amortisation above, non cash items of £38 million (2006: £44 million; 2005: £48 million) relate to the recognition of share based remuneration and comprise £8 million (2006: £10 million; 2005: £11 million) in Elsevier; £10 million (2006: £12 million; 2005: £16 million) in LexisNexis; £11 million (2006: £14 million; 2005: £14 million) in Reed Business; and £9 million (2006: £8 million; 2005: £7 million) in Corporate.

Analysis by business segment

	2007	2006
	£m	£m

Total assets
Elsevier	2,515	2,352
LexisNexis	2,531	2,593
Reed Business	1,340	1,146

Subtotal	6,386	6,091
Harcourt Education (discontinued)	—	1,482
Taxation	141	170
Cash	2,467	519
Net pension assets	183	20
Assets held for sale	341	—
Other assets	260	250

Total	9,778	8,532

3.  Segment analysis – (continued)

	2007	2006
	£m	£m

Total liabilities
Elsevier	736	726
LexisNexis	415	383
Reed Business	606	533

Subtotal	1,757	1,642
Harcourt Education (discontinued)	—	172
Taxation	1,447	1,329
Borrowings	3,129	3,006
Net pension obligations	133	256
Liabilities held for sale	84	—
Other liabilities	252	148

Total	6,802	6,553

Net assets/(liabilities)
Elsevier	1,779	1,626
LexisNexis	2,116	2,210
Reed Business	734	613

Subtotal	4,629	4,449
Harcourt Education (discontinued)	—	1,310
Taxation	(1,306)	(1,159)
Cash	2,467	519
Borrowings	(3,129)	(3,006)
Net pension asset/(obligations)	50	(236)
Assets and liabilities held for sale	257	—
Other assets and liabilities	8	102

Total	2,976	1,979

Analysis by geographical location

	2007	2006
	£m	£m
Total assets
North America	4,549	5,606
United Kingdom	2,119	1,034
The Netherlands	1,541	573
Rest of Europe	1,300	1,097
Rest of world	269	222

Total	9,778	8,532

Total liabilities
North America	3,452	3,313
United Kingdom	1,164	1,123
The Netherlands	312	463
Rest of Europe	1,691	1,511
Rest of world	183	143

Total	6,802	6,553

3.  Segment analysis – (continued)

	2007	2006
	£m	£m
Net assets/(liabilities)
North America	1,097	2,293
United Kingdom	955	(89)
The Netherlands	1,229	110
Rest of Europe	(391)	(414)
Rest of world	86	79

Total	2,976	1,979

Investments in joint ventures of £116 million (2006: £73 million) included in segment assets above comprise £30 million (2006: £27 million) relating to LexisNexis; £1 million (2006: nil) relating to Elsevier and £85 million (2006: £46 million) relating to Reed Business.

4.	Discontinued operations

Following announcement in February 2007 of the planned sale of Harcourt Education, the division is presented as a discontinued operation. On May 4, 2007 the sale of the Harcourt Assessment and Harcourt Education International businesses for $950 million was announced, and on July 16, 2007 the sale of Harcourt US Schools Education businesses for $4.0 billion was announced. All disposals had completed by December 31, 2007 with the exception of Harcourt Assessment and certain Harcourt International businesses, the disposal of which completed on January 30, 2008. Those businesses are presented in the balance sheet as assets held for sale.

Net profit from discontinued operations

	2007	2006	2005
	£m	£m	£m

Revenue	752	889	901
Operating costs	(640)	(846)	(814)

Operating profit and profit before tax	112	43	87
Taxation	(34)	(10)	(18)

Profit after taxation	78	33	69
Gain on disposals	611	—	—
Tax on disposals	(380)	—	—

Net profit from discontinued operations	309	33	69

Operating profit is stated after amortisation of acquired intangible assets of £9 million (2006: £86 million; 2005: £73 million).

The gain on disposals of discontinued operations relates to the completed sale of Harcourt US Schools Education business and certain of the Harcourt Education International businesses. Net assets disposed comprise £318 million of goodwill, £383 million of intangible assets, £39 million of property, plant and equipment, £377 million of inventory and £40 million of other net assets. Tax on disposals is stated before taking account of tax credits of £223 million in respect of previously unrecognised deferred tax assets and capital losses. These have been realised as a result of the disposal of discontinued operations, but are reported within continuing operations whence they first arose.

Cash flows from discontinued operations

	2007	2006	2005
	£m	£m	£m

Net cash flow from operating activities	33	86	137
Net cash flow from/(used in) investing activities	1,879	(29)	(9)
Net cash flow from financing activities	—	—	—

Net movement in cash and cash equivalents	1,912	57	128

4.	Discontinued operations – (continued)

Net cash flow from investing activities includes cash proceeds on the completed disposals of £1,933 million (2006: nil; 2005: nil). Cash and cash equivalents disposed of was £7 million (2006: nil; 2005: nil).

5.	Operating profit

Operating profit from continuing operations is stated after charging/(crediting) the following:

		2007	2006	2005
	Note	£m	£m	£m

Staff costs
Wages and salaries		1,192	1,186	1,127
Social security costs		144	133	123
Pensions	8	49	65	85
Share based remuneration	9	38	44	48

Total staff costs		1,423	1,428	1,383

Depreciation and amortisation
Amortisation of acquired intangible assets	17	219	211	203
Share of joint ventures’ amortisation of acquired intangible assets		2	—	—
Amortisation of internally developed intangible assets	17	72	66	53
Depreciation of property, plant and equipment	19	76	81	77

Total depreciation and amortisation		369	358	333

Other expenses and income
Pre-publication costs, inventory expenses and other cost of sales		1,624	1,602	1,521
Operating lease rentals expense		105	106	99
Operating lease rentals income		(15)	(17)	(14)

Depreciation and amortisation charges are included within administration and other expenses.

Staff costs for discontinued operations for the year ended December 31, 2007 were £162 million (2006: £197 million; 2005: £191 million) for wages and salaries; £10 million (2006: £13 million; 2005: £13 million) for social security costs; £11 million (2006: £15 million; 2005: £15 million) for pensions and £8 million (2006: £5 million; 2005: £9 million) for share based remuneration.

6.	Auditors’ remuneration

		2007	2006	2005
	Note	£m	£m	£m

For audit services		3.9	4.7	3.2
For non audit services		1.5	1.2	1.6

Total auditors’ remuneration		5.4	5.9	4.8

Auditors’ remuneration, in respect of continuing and discontinued operations, for audit services comprises £0.4 million (2006: £0.4 million; 2005: £0.4 million) payable to the auditors of the parent companies and £3.5 million (2006: £4.3 million; 2005: £2.8 million) payable to the auditors of the parent companies and their associates for the audit of the financial statements of the operating and financing businesses, including the review and testing of internal controls over financial reporting in accordance with the US Sarbanes-Oxley Act. Auditors’ remuneration for non audit services comprises: £0.6 million (2006: £0.6 million; 2005: £0.7 million) for taxation services, £0.7 million (2006: £0.3 million; 2005: £0.4 million) for due diligence and other transaction related services, nil (2006: nil; 2005: £0.1 million) for the audit of associated pension schemes and £0.2 million (2006: £0.3 million; 2005: £0.4 million) for other non audit services.

7.	Personnel

Number of people employed – continuing operations

	At December 31,		Average during the year
	2007	2006	2007	2006	2005

Business segment
Elsevier	7,100	7,200	7,200	7,300	7,100
LexisNexis	13,300	13,800	13,400	13,700	13,200
Reed Business	10,800	10,300	10,700	10,300	10,200

Sub-total	31,200	31,300	31,300	31,300	30,500
Corporate/shared functions	300	200	300	200	200

Total	31,500	31,500	31,600	31,500	30,700

Geographical location
North America	15,500	15,700	15,600	15,600	15,700
United Kingdom	5,300	5,400	5,400	5,300	5,200
The Netherlands	2,400	2,400	2,400	2,500	2,500
Rest of Europe	4,600	4,600	4,600	4,600	4,300
Rest of world	3,700	3,400	3,600	3,500	3,000

Total	31,500	31,500	31,600	31,500	30,700

The number of people employed by the discontinued operations at December 31, 2007 was 1,300 (2006: 5,300). The average number of people employed by discontinued operations during the year was 4,300 (2006: 5,300; 2005: 5,400).

8.  Pension schemes

A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The largest schemes, which cover the majority of employees, are in the UK, the US and the Netherlands. Under these plans, employees are entitled to retirement benefits dependent on the number of years service provided.

The principal assumptions, for the purpose of valuation under IAS19 — Employee Benefits are presented below as the weighted average of the various defined benefit pension schemes:

	2007	2006	2005

Discount rate	5.9%	5.3%	4.9%
Expected rate of return on scheme assets	7.1%	7.0%	7.0%
Expected rate of salary increases	4.4%	4.2%	4.0%
Inflation	3.1%	2.9%	2.7%
Future pension increases	3.2%	2.9%	2.8%

The expected rates of return on individual categories of scheme assets are determined by reference to relevant market indices. The overall expected rate of return on scheme assets is based on the weighted average of each asset category.

Mortality assumptions used in assessing defined benefit obligations make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics and expectations for each scheme. The average life expectancies assumed in the valuation of the defined benefit obligations are set out below:

	2007		2006		2005
Average life expectancy	Male	Female	Male	Female	Male	Female
(at December 31)	(years)	(years)	(years)	(years)	(years)	(years)

Member currently aged 60	86	87	86	87	83	86
Member currently aged 45	86	87	86	87	83	86

8.  Pension schemes – (continued)

The defined benefit pension expense recognised within the income statement comprises:

	2007	2006	2005
	£m	£m	£m

Service cost (including curtailment credits of £19 million (2006: £11 million; 2005: nil))	78	94	91
Interest on pension scheme liabilities	157	144	137
Expected return on scheme assets	(196)	(178)	(149)

Net defined benefit pension expense	39	60	79

The service cost includes £8 million (2006: £12 million; 2005: £11 million) in respect of discontinued operations. A total of £21 million (2006: £20 million; 2005: £21 million) was recognised as an expense in relation to defined contribution pension schemes, including £3 million (2006: £3 million; 2005: £4 million) in respect of discontinued operations. Included in gains on disposals of discontinued operations are £11 million (2006: nil; 2005: nil) of pension curtailment credits.

The amount recognised in the balance sheet in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2007			2006			2005
	Defined	Fair value	Net	Defined	Fair value	Net	Defined	Fair value	Net
	benefit	of scheme	pension	benefit	of scheme	pension	benefit	of scheme	pension
	obligations	assets	obligations	obligations	assets	obligations	obligations	assets	obligations
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At start of year	(3,008)	2,772	(236)	(2,980)	2,575	(405)	(2,525)	2,204	(321)
Service cost	(78)	—	(78)	(94)	—	(94)	(91)	—	(91)
Interest on pension scheme liabilities	(157)	—	(157)	(144)	—	(144)	(137)	—	(137)
Expected return on scheme assets	—	196	196	—	178	178	—	149	149
Actuarial gain/(loss)	190	34	224	40	99	139	(267)	230	(37)
Contributions by employer	—	83	83	—	61	61	—	47	47
Contributions by employees	(13)	13	—	(13)	13	—	(13)	13	—
Benefits paid	114	(110)	4	106	(102)	4	94	(94)	—
Curtailment on disposal of operations	11	—	11	—	—	—	—	—	—
Exchange translation differences	(27)	30	3	77	(52)	25	(41)	26	(15)

At end of year	(2,968)	3,018	50	(3,008)	2,772	(236)	(2,980)	2,575	(405)

The net pension surplus of £50 million at December 31, 2007 comprise schemes in surplus with net pension assets of £183 million (2006: £20 million; 2005: nil) and schemes in deficit with net pension obligations of £133 million (2006: £256 million; 2005: £405 million).

As at December 31, 2007 the defined benefit obligations comprise £2,877 million (2006: £2,921 million; 2005: £2,890 million) in relation to funded schemes and £91 million (2006: £87 million; 2005: £90 million) in relation to unfunded schemes. The weighted average duration of defined benefit scheme liabilities is 19 years (2006: 19 years; 2005: 19 years). Deferred tax liabilities of £51 million (2006: £6 million; 2005: nil) and deferred tax assets of £52 million (2006: £92 million; 2005: £133 million) are recognised in respect of the pension scheme surpluses and deficits respectively.

8.  Pension schemes – (continued)

The fair value of scheme assets held as equities, bonds and other assets, and their expected rates of return, is shown below:

	2007			2006			2005
	Expected			Expected			Expected
	rate of		Proportion	rate of		Proportion	rate of		Proportion
	return on	Fair value	of total	return on	Fair value	of total	return on	Fair value	of total
	scheme	of scheme	scheme	scheme	of scheme	scheme	scheme	of scheme	scheme
	assets	assets	assets	assets	assets	assets	assets	assets	assets
	%	£m	%	%	£m	%	%	£m	%

Equities	8.3	1,904	63	8.0	1,857	67%	8.1	1,708	66
Bonds	4.6	970	32	4.4	777	28%	4.3	757	30
Other	5.3	144	5	5.0	138	5%	5.7	110	4

Total	7.1	3,018	100	7.0	2,772	100%	7.0	2,575	100

The actual return on scheme assets for the year ended December 31, 2007 was £230 million (2006: £277 million; 2005: £379 million).

A summary of pension balances for the four years ended December 31, 2007 is set out below.

	2007	2006	2005	2004
	£m	£m	£m	£m

Fair value of scheme assets	3,018	2,772	2,575	2,204
Defined benefit obligations	(2,968)	(3,008)	(2,980)	(2,525)

Net pension surplus/(obligations)	50	(236)	(405)	(321)

Gains and losses arising on the revaluation of pension scheme assets and liabilities that have been recognised in the statement of recognised income and expense are set out below:

	2007	2006	2005	2004
	£m	£m	£m	£m

Gains and losses arising during the year:
Experience losses on scheme liabilities	(28)	(30)	(25)	(18)
Experience gains on scheme assets	34	99	230	66
Actuarial gains/(losses) arising on the present value of scheme liabilities due to changes in:
— discount rates	367	198	(217)	(113)
— inflation	(152)	(77)	—	—
— life expectancy and other actuarial assumptions	3	(51)	(25)	(9)

	224	139	(37)	(74)
Net cumulative gains/(losses) at start of year	28	(111)	(74)	—

Net cumulative gains/(losses) at end of year	252	28	(111)	(74)

Regular contributions to defined benefit pension schemes in 2008 are expected to be approximately £61 million.

Sensitivity analysis

Valuation of Reed Elsevier’s pension scheme liabilities involves judgment about uncertain events, including the life expectancy of the members, salary and pension increases, inflation and the rate at which the future pension payments are discounted. Estimates are used for each of these factors. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and

8.  Pension schemes – (continued)

life expectancies would have the following approximate effects on the annual net pension expense and the defined benefit pension obligations:

£m

Increase/decrease of 0.25% in discount rate:
Decrease/increase in annual net pension expense	6
Decrease/increase in defined benefit pension obligations	133

Increase/decrease of one year in assumed life expectancy:
Increase/decrease in annual net pension expense	7
Increase/decrease in defined benefit pension obligations	96

Increase/decrease of 0.25% in the expected inflation rate:
Increase/decrease in annual net pension expense	6
Increase/decrease in defined benefit pension obligations	106

Additionally, the annual net pension expense includes an expected return on scheme assets. A 5% increase/decrease in the market value of equity investments held by the defined benefit pension schemes would, absent any change in their expected long term rate of return, increase/decrease the amount of the expected return on scheme assets by £8 million and would increase/decrease the amount of the net pension surplus by £95 million.

9.  Share based remuneration

Reed Elsevier provides a number of share based remuneration schemes to directors and employees. The principal share based remuneration schemes are the Executive Share Option Schemes (ESOS), the Long Term Incentive Plan (LTIP), the Retention Share Plan (RSP) and the Bonus Investment Plan (BIP). Share options granted under ESOS and LTIP are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the respective shares at the date of grant. Conditional shares granted under ESOS, LTIP, RSP and BIP are exercisable after three years for nil consideration if conditions are met. Other awards principally relate to all-employee share based saving schemes in the UK and the Netherlands.

Share based remuneration awards are, other than in exceptional circumstances, subject to the condition that the employee remains in employment at the time of exercise. Share options and conditional shares granted under LTIP, RSP and BIP are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates. LTIP grants made in 2006 and 2007 are variable subject to the achievement of an additional total shareholder return performance target. The numbers of share options and conditional shares included in the tables below are calculated on the basis that 100% of the awards will vest.

The estimated fair value of grants made in the three years ended December 31, 2007 are set out below. The fair values of grants are recognised in the income statement over the vesting period, typically three years.

9.  Share based remuneration – (continued)

2007 grants

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV			Total
	ordinary shares			ordinary shares			fair value
		Weighted			Weighted
		average			average
	Number	fair value	Fair	Number	fair value	Fair
	of shares	per award	value	of shares	per award	value
	’000	£	£m	’000	£	£m	£m

Share options
ESOS	4,246	1.30	5	2,802	1.66	5	10
Other	1,058	1.78	2	423	0.99	—	2

Total share options	5,304	1.40	7	3,225	1.57	5	12

Conditional shares
ESOS	775	5.94	5	510	8.96	5	10
LTIP	1,584	7.14	11	1,047	10.92	11	22
RSP	78	5.50	—	53	7.78	—	—
BIP	662	5.67	4	308	8.20	3	7

Total conditional shares	3,099	6.48	20	1,918	9.88	19	39

Total			27			24	51

2006 grants

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV			Total
	ordinary shares			ordinary shares			fair value
		Weighted			Weighted
		average			average
	Number	fair value	Fair	Number	fair value	Fair
	of shares	per award	value	of shares	per award	value
	’000	£	£m	’000	£	£m	£m

Share options
ESOS	4,731	1.00	4	3,169	1.27	4	8
LTIP	3	1.00	—	2	1.30	—	—
Other	1,168	1.48	2	243	1.48	—	2

Total share options	5,902	1.09	6	3,414	1.29	4	10

Conditional shares
ESOS	1,202	4.92	6	806	7.15	6	12
LTIP	2,003	5.43	11	1,318	8.14	11	22
BIP	683	5.07	4	280	7.29	2	6

Total conditional shares	3,888	5.21	21	2,404	7.71	19	40

Total			27			23	50

9.  Share based remuneration – (continued)

2005 grants

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV			Total
	ordinary shares			ordinary shares			fair value
		Weighted			Weighted
		average			average
	Number	fair value	Fair	Number	fair value	Fair
	of shares	per award	value	of shares	per award	value
	’000	£	£m	’000	£	£m	£m

Share options
ESOS	10,346	1.03	11	7,049	1.30	9	20
LTIP	234	0.99	—	159	1.28	—	—
Other	940	1.54	1	263	1.38	1	2

Total share options	11,520	1.05	12	7,471	1.31	10	22

Conditional shares
LTIP	107	4.63	—	74	6.68	—	—
RSP	152	4.69	1	103	6.97	1	2
BIP	692	4.95	4	229	7.18	2	6

Total conditional shares	951	4.87	5	406	7.04	3	8

Total			17			13	30

The main assumptions used to determine the fair values are set out below.

Assumptions for grants made during the year

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV
	ordinary shares			ordinary shares
	2007	2006	2005	2007	2006	2005

Weighted average share price at date of grant
ESOS	£6.42	£5.32	£5.33	€14.41	€11.51	€11.31
LTIP	£6.43	£5.36	£5.12	€14.45	€11.81	€11.01
RSP	£6.39	—	£4.94	€14.31	—	€10.71
BIP	£6.15	£5.48	£5.37	€13.37	€11.74	€11.35
Other	£6.01	£5.30	£5.30	€13.44	€12.05	€11.19
Expected share price volatility	22%	22%	22%	22%	22%	22%
Expected option life	4 years	4 years	4 years	4 years	4 years	4 years
Expected dividend yield	2.7%	2.6%	2.6%	3.2%	3.1%	2.6%
Risk free interest rate	5.6%	4.6%	5.1%	4.2%	3.5%	3.4%
Expected lapse rate	3-5%	3-5%	3-5%	3-5%	3-5%	3-5%

Expected share price volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices. Expected share option life has been estimated based on historical exercise patterns in respect of Reed Elsevier PLC and Reed Elsevier NV share options.

9.  Share based remuneration – (continued)

The share based remuneration awards outstanding as at December 31, 2007 in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares, are set out below.

	In respect of Reed Elsevier PLC ordinary shares
	ESOS		LTIP		Other		Total
		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number	exercise	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price	of shares	price
	’000	(pence)	’000	(pence)	’000	(pence)	’000	(pence)

Share options
Outstanding at January 1, 2005	54,641	508	5,138	487	3,876	408	63,655	500
Granted	10,346	533	234	516	940	424	11,520	524
Exercised	(3,027)	441	—	—	(602)	348	(3,629)	426
Forfeited	(4,146)	532	(91)	487	(678)	442	(4,915)	519
Expired	(74)	443	—	—	(18)	423	(92)	439

Outstanding at January 1, 2006	57,740	514	5,281	488	3,518	416	66,539	507
Granted	4,731	532	3	535	1,168	424	5,902	510
Exercised	(9,691)	461	—	—	(792)	411	(10,483)	457
Forfeited	(4,088)	543	(267)	487	(299)	413	(4,654)	532
Expired	(500)	584	—	—	(222)	507	(722)	561

Outstanding at January 1, 2007	48,192	523	5,017	488	3,373	414	56,582	513
Granted	4,246	642	—	—	1,058	480	5,304	610
Exercised	(16,724)	497	(2,145)	487	(771)	411	(19,640)	493
Forfeited	(1,105)	564	—	—	(476)	431	(1,581)	524
Expired	(542)	571	—	—	(74)	415	(616)	552

Outstanding at December 31, 2007	34,067	547	2,872	489	3,110	434	40,049	534

Exercisable at December 31, 2005	22,471	552	65	487	211	506	22,747	552
Exercisable at December 31, 2006	22,121	537	105	487	91	425	22,317	537
Exercisable at December 31, 2007	19,704	536	2,872	489	50	425	22,626	530

	In respect of Reed Elsevier NV ordinary shares
	ESOS		LTIP		Other		Total
		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number	exercise	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price	of shares	price
	’000	(€)	’000	(€)	’000	(€)	’000	(€)

Share options
Outstanding at January 1, 2005	36,770	11.33	3,529	10.55	1,804	12.07	42,103	11.30
Granted	7,049	11.31	159	11.21	263	11.19	7,471	11.30
Exercised	(1,817)	10.29	—	—	(75)	12.26	(1,892)	10.37
Forfeited	(2,750)	11.88	(62)	10.57	—	—	(2,812)	11.85
Expired	—	—	—	—	(111)	10.16	(111)	10.16

Outstanding at January 1, 2006	39,252	11.33	3,626	10.58	1,881	12.05	44,759	11.30
Granted	3,169	11.51	2	11.76	243	12.05	3,414	11.55
Exercised	(6,666)	9.98	—	—	(243)	10.76	(6,909)	10.01
Forfeited	(2,799)	12.13	(183)	10.57	(35)	12.83	(3,017)	12.04

Outstanding at January 1, 2007	32,956	11.55	3,445	10.58	1,846	12.21	38,247	11.50
Granted	2,802	14.41	—	—	423	13,44	3,225	14.28
Exercised	(10,737)	10.73	(1,527)	10.57	(202)	11.50	(12,466)	10.73
Forfeited	(738)	12.29	—	—	(23)	13.89	(761)	12.34
Expired	(390)	13.28	—	—	—	—	(390)	13.28

Outstanding at December 31, 2007	23,893	12.16	1,918	10.60	2,044	12.54	27,855	12.08

Exercisable at December 31, 2005	14,631	12.91	45	10.57	1,881	12.05	16,557	12.81
Exercisable at December 31, 2006	15,055	12.24	72	10.57	1,846	12.21	16.973	12.23
Exercisable at December 31, 2007	14,266	12.16	1,918	10.60	2,044	12.54	18,228	12.04

9.  Share based remuneration – (continued)

	Number of Reed Elsevier PLC ordinary shares (’000)
	ESOS	LTIP	RSP	BIP	Total

Conditional shares
Outstanding at January 1, 2005	—	2,346	2,285	710	5,341
Granted	—	107	152	692	951
Exercised	—	—	(46)	(5)	(51)
Forfeited	—	(40)	(259)	(18)	(317)

Outstanding at January 1, 2006	—	2,413	2,132	1,379	5,924
Granted	1,202	2,003	—	683	3,888
Exercised	(4)	—	(54)	(221)	(279)
Forfeited	(49)	(172)	(246)	(108)	(575)

Outstanding at January 1, 2007	1,149	4,244	1,832	1,733	8,958
Granted	775	1,584	78	662	3,099
Exercised	(112)	(2,226)	(1,698)	(457)	(4,493)
Forfeited	(156)	(170)	(67)	(95)	(488)

Outstanding at December 31, 2007	1,656	3,432	145	1,843	7,076

	Number of Reed Elsevier NV ordinary shares (’000)
	ESOS	LTIP	RSP	BIP	Total

Conditional shares
Outstanding at January 1, 2005	—	1,611	1,568	304	3,483
Granted	—	74	103	229	406
Exercised	—	—	(32)	—	(32)
Forfeited	—	(28)	(176)	(18)	(222)

Outstanding at January 1, 2006	—	1,657	1,463	515	3,635
Granted	806	1,318	—	280	2,404
Exercised	(3)	—	(36)	(101)	(140)
Forfeited	(33)	(117)	(149)	(45)	(344)

Outstanding at January 1, 2007	770	2,858	1,278	649	5,555
Granted	510	1,047	53	308	1,918
Exercised	(71)	(1,523)	(1,165)	(199)	(2,958)
Forfeited	(151)	(151)	(68)	(34)	(404)

Outstanding at December 31, 2007	1,058	2,231	98	724	4,111

The weighted average share price at the date of exercise of share options and conditional shares during 2007 was 621p (2006: 564p; 2005: 533p) for Reed Elsevier PLC ordinary shares and €13.76 (2006: €12.34; 2005: €11.31) for Reed Elsevier NV ordinary shares.

9.  Share based remuneration – (continued)

Range of exercise prices for outstanding share options

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
	Number of	remaining	Number of	remaining	Number of	remaining
	share	contractual	share	contractual	share	contractual
	options	period till	options	period till	options	period till
	outstanding	expiry	outstanding	expiry	outstanding	expiry
	’000	(years)	’000	(years)	’000	(years)

Reed Elsevier PLC ordinary shares (pence)
301-350	—	—	—	—	38	0.1
351-400	668	1.6	1,345	1.4	2,161	2.3
401-450	2,652	2.4	4,733	3.0	6,110	4.0
451-500	12,356	4.8	23,953	5.5	31,858	6.6
501-550	12,716	7.1	15,462	7.8	12,981	8.1
551-600	4,331	4.3	6,639	4.7	8,283	5.2
601-650	4,280	8.8	852	2.8	1,019	3.6
651-700	3,046	3.2	3,598	4.1	4,089	5.1

Total	40,049	4.8	56,582	5.6	66,539	6.2

Reed Elsevier NV ordinary shares (euro)
8.01-9.00	—	—	—	—	9	7.2
9.01-10.00	1,954	5.1	4,146	6.2	8,034	7.0
10.01-11.00	6,791	5.8	14,595	5.1	17,919	5.9
11.01-12.00	8,912	7.2	10,589	8.0	8,774	8.0
12.01-13.00	402	5.3	307	5.6	356	3.3
13.01-14.00	4,269	4.6	5,163	4.8	5,808	5.4
14.01-15.00	5,041	6.5	2,896	4.2	3,223	4.7
15.01-16.00	486	2.3	551	2.7	636	2.6

Total	27,855	6.0	38,247	5.9	44,759	6.3

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT) (see note 32). Conditional shares will be met from shares held by the EBT.

10.	Net finance costs

	2007	2006	2005
	£m	£m	£m

Interest on bank loans, overdrafts and commercial paper	(45)	(44)	(44)
Interest on other loans	(130)	(128)	(105)
Interest on obligations under finance leases	(1)	(1)	(1)

Total borrowing costs	(176)	(173)	(150)
Fair value losses on designated fair value hedge relationships	(2)	—	—
Losses on derivatives not designated as hedges	(2)	(3)	(20)
Fair value losses on interest rate derivatives formerly designated as cash flow hedges transferred from equity	(2)	(3)	(6)

Finance costs	(182)	(179)	(176)

Interest on bank deposits	34	14	10
Gains on loans and derivatives not designated as hedges	9	7	26

Finance income	43	21	36

Net finance costs	(139)	(158)	(140)

Finance costs include £1 million (2006: £6 million; 2005: £11 million) transferred from the hedge reserve. A net loss of £11 million (2006: £1 million gain; 2005: £11 million gain) on interest rate derivatives designated as cash flow hedges was recognised directly in equity in the hedge reserve.

11.  Disposals and other non operating items

	2007	2006	2005
	£m	£m	£m

Revaluation of held for trading investments	(2)	1	3
Gain/(loss) on disposal of businesses and other assets	65	(2)	(1)

Net gain/(loss) on disposals and other non operating items	63	(1)	2

The gain on disposal of businesses in 2007 relates principally to the disposal of MDL Information Systems by Elsevier. Proceeds received in respect of disposals of businesses and other assets were £82 million (2006: £48 million; 2005: £21 million).

12.  Taxation

	2007	2006	2005
	£m	£m	£m

Current tax
United Kingdom	59	52	82
The Netherlands	40	50	48
Rest of world	(111)	(26)	46

Total current tax (credit)/charge	(12)	76	176
Deferred tax
Origination and reversal of temporary differences	(70)	10	43

Total taxation (credit)/charge on profit from continuing operations	(82)	86	219

The current tax (credit)/charge includes credits of £223 million (2006: nil; 2005: nil) in respect of previously unrecognised deferred tax assets and capital losses that have been realised as a result of the disposal of discontinued operations, and nil (2006: £65 million; 2005: nil) in respect of prior year disposals.

12.  Taxation — (continued)

A reconciliation of the notional tax charge based on average applicable rates of tax (weighted in proportion to accounting profits) to the actual total tax expense is set out below:

	2007	2006	2005
	£m	£m	£m

Profit before tax from continuing operations	812	678	614

Tax at average applicable rates	195	156	124
Tax on share of results of joint ventures	(5)	(6)	(6)
Deferred tax on unrealised exchange differences on long term inter affiliate lending	(21)	(22)	44
Adjustments relating to prior year disposals	—	(65)	—
Offset of tax reliefs against capital gains and tax base differences on disposals	(251)	—	—
Non deductible amounts and other items	—	23	57

Tax (credit)/expense	(82)	86	219

Tax (credit)/expense as a percentage of profit before tax	(10)%	13%	36%

The following tax has been recognised directly in equity during the year.

	2007	2006	2005
	£m	£m	£m

Tax on actuarial movements on defined benefit pension schemes	(65)	(45)	10
Tax on fair value movements on cash flow hedges	(2)	(18)	(13)
Deferred tax credits on share based remuneration	17	3	—

Net tax charge recognised directly in equity	(50)	(60)	(3)

During 2007, a tax charge of £9 million was transferred to net profit from the hedge reserve (2006: £3 million; 2005: nil).

13.	Cash flow statement

Reconciliation of profit before tax to cash generated from operations — continuing operations

	2007	2006	2005
	£m	£m	£m

Profit before tax	812	678	614
Disposals and other non operating items	(63)	1	(2)
Net finance costs	139	158	140
Share of results of joint ventures	(16)	(18)	(16)

Operating profit before joint ventures	872	819	736

Amortisation of acquired intangible assets	219	211	203
Amortisation of internally developed intangible assets	72	66	53
Depreciation of property, plant and equipment	76	81	77
Share based remuneration	38	44	48

Total non cash items	405	402	381

Increase in inventories and pre-publication costs	(11)	(1)	(20)
Increase in receivables	(35)	(44)	(97)
(Decrease)/increase in payables	(13)	37	81

Increase in working capital	(59)	(8)	(36)

Cash generated from operations	1,218	1,213	1,081

13.  Cash flow statement — (continued)

Cash flow on acquisitions

		2007	2006	2005
	Note	£m	£m	£m

Purchase of businesses	14	(293)	(149)	(290)
Investments in joint ventures		(24)	(1)	(15)
Deferred payments relating to prior year acquisitions		(10)	(13)	(9)

Total		(327)	(163)	(314)

14.  Acquisitions

Acquisitions in 2007

During the year a number of acquisitions were made for a total consideration amounting to £319 million, after taking account of net cash acquired of £11 million, the most significant of which were the Beilstein chemical compound database and BuyerZone Inc.

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and the assets and liabilities acquired are summarised below:

	Book value
	on	Fair value
	acquisition	adjustments	Fair value
	£m	£m	£m

Goodwill	—	101	101
Intangible assets	—	262	262
Property, plant and equipment	—	—	—
Current assets	7	—	7
Current liabilities	(14)	—	(14)
Deferred tax	(2)	(35)	(37)

Net assets acquired	(9)	328	319

Consideration (after taking account of £11 million net cash acquired)			319
Less: consideration deferred to future years			(26)

Net cash flow			293

The fair value adjustments in relation to the acquisitions made in 2007 relate principally to the valuation of intangible assets. Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including skilled workforces and acquisition synergies that are specific to Reed Elsevier. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

The businesses acquired in 2007 contributed £51 million to revenue, increased net profit by £1 million and contributed £1 million to net cash inflow from operating activities for the part of the year under Reed Elsevier ownership. Had the businesses been acquired at the beginning of the year, on a proforma basis the Reed Elsevier revenues and net profit for the year would have been £4,592 million and £1,202 million respectively.

Acquisitions in 2006

During the year a number of acquisitions were made for a total consideration amounting to £171 million, after taking account of net cash acquired of £7 million.

14.  Acquisitions — (continued)

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and the assets and liabilities acquired are summarised below:

	Book value
	on	Fair value
	acquisition	adjustments	Fair value
	£m	£m	£m

Goodwill	—	102	102
Intangible assets	1	86	87
Property, plant and equipment	1	—	1
Current assets	9	—	9
Current liabilities	(17)	—	(17)
Deferred tax	—	(11)	(11)

Net assets acquired	(6)	177	171

Consideration (after taking account of £7 million net cash acquired)			171
Less: consideration deferred to future years			(22)

Net cash flow			149

The fair value adjustments in relation to the acquisitions made in 2006 relate principally to the valuation of intangible assets. Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including skilled workforces and acquisition synergies that are specific to Reed Elsevier. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

15.  Equity dividends

Dividends declared in the year

	2007	2006	2005
	£m	£m	£m

Reed Elsevier PLC	206	186	168
Reed Elsevier NV	210	185	168

Total	416	371	336

Dividends declared in the year, in amounts per ordinary share, comprise: a 2006 final dividend of 11.8p and 2007 interim dividend of 4.5p giving a total of 16.3p (2006: 14.8p; 2005: 13.3p) for Reed Elsevier PLC; and a 2006 final dividend of €0.304 and 2007 interim dividend of €0.114 giving a total of €0.418 (2006: €0.369; 2005: €0.332) for Reed Elsevier NV.

The directors of Reed Elsevier PLC have proposed a final dividend of 13.6p (2006: 11.8p; 2005: 10.7p). The directors of Reed Elsevier NV have proposed a final dividend of €0.311 (2006: €0.304; 2005: €0.267). The total cost of funding the proposed final dividends is expected to be £291 million, for which no liability has been recognised at the balance sheet date.

Dividends paid and proposed relating to the financial year

	2007	2006	2005
	£m	£m	£m

Reed Elsevier PLC	204	200	183
Reed Elsevier NV	205	204	182

Total	409	404	365

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders. The cost of funding the Reed Elsevier PLC dividends is therefore similar to that of Reed Elsevier NV.

16.  Goodwill

		2007	2006	2005
	Note	£m	£m	£m

At January 1		2,802	3,030	2,611
Acquisitions		101	102	182
Disposals		(323)	(20)	(14)
Reclassified as held for sale	24	(117)	—	—
Exchange translation differences		(1)	(310)	251

At December 31		2,462	2,802	3,030

The carrying amount of goodwill is after cumulative amortisation of £1,313 million (2006: £1,644 million) which was charged prior to the adoption of IFRS.

For the purposes of impairment testing, goodwill is recorded in the cash generating units that are expected to benefit from each acquisition. The carrying value of goodwill recorded in the major groups of cash generating units is set out below.

	2007	2006	2005
	£m	£m	£m

Goodwill
Elsevier	767	744	821
LexisNexis US	1,058	1,077	1,201
LexisNexis International	118	120	103
Harcourt Schools US	—	302	345
Reed Exhibitions	302	264	267
Other	217	295	293

Total	2,462	2,802	3,030

The carrying value of each cash generating unit is compared with its estimated value in use, which is determined to be its recoverable amount. Value in use is calculated based on estimated future cash flows, discounted to their present value. The pre-tax discount rates used are between 10-12%, including a risk premium appropriate to the unit being reviewed. Estimated future cash flows are determined by reference to latest budgets and forecasts for the next five years, with a 3% long term nominal growth rate assumed thereafter.

17.	Intangible assets

		Market	Content,	Total	Internally
		and	software	acquired	developed
		customer	and	intangible	intangible
		related	other	assets	assets	Total
	Note	£m	£m	£m	£m	£m

Cost
At January 1, 2006		1,489	3,083	4,572	647	5,219
Acquisitions		43	44	87	—	87
Additions		—	—	—	108	108
Disposals		(2)	(16)	(18)	(73)	(91)
Exchange translation differences		(175)	(240)	(415)	(49)	(464)

At January 1, 2007		1,355	2,871	4,226	633	4,859
Acquisitions		63	199	262	—	262
Additions		—	—	—	80	80
Disposals		(544)	(118)	(662)	(60)	(722)
Reclassified as held for sale	24	(29)	(116)	(145)	(32)	(177)
Exchange translation differences		(27)	33	6	16	22

At December 31, 2007		818	2,869	3,687	637	4,324

Amortisation
At January 1, 2006		201	1,682	1,883	357	2,240
Charge for the year		106	191	297	71	368
Disposals		(1)	(16)	(17)	(65)	(82)
Exchange translation differences		(30)	(137)	(167)	(24)	(191)

At January 1, 2007		276	1,720	1,996	339	2,335
Charge for the year		52	176	228	73	301
Disposals		(166)	(111)	(277)	(52)	(329)
Reclassified as held for sale	24	(2)	(77)	(79)	(9)	(88)
Exchange translation differences		(8)	13	5	11	16

At December 31, 2007		152	1,721	1,873	362	2,235

Net book amount
At December 31, 2006		1,079	1,151	2,230	294	2,524
At December 31, 2007		666	1,148	1,814	275	2,089

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trademarks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); and content, software and other intangible assets (e.g. editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are assets with a net book value of £817 million (2006: £935 million) that arose on acquisitions completed prior to the adoption of IFRS that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Included in market and customer related intangible assets are £288 million (2006: £293 million) of brands and imprints relating to Elsevier determined to have indefinite lives based on an assessment of their historical longevity and stable market positions.

The amortisation charge includes £10 million (2006: £91 million) in respect of discontinued operations.

18.	Investments

	2007	2006
	£m	£m

Investments in joint ventures	116	73
Available for sale investments	90	25
Venture capital investments held for trading	21	25

Total	227	123

An analysis of changes in the carrying value of investments in joint ventures is set out below:

	2007	2006
	£m	£m

At January 1	73	71
Share of results of joint ventures	16	18
Dividends received from joint ventures	(12)	(16)
Additions	31	1
Exchange translation differences	8	(1)

At December 31	116	73

The principal joint ventures at December 31, 2007 are exhibition joint ventures within Reed Business and Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding).

Summarised aggregate information in respect of joint ventures and Reed Elsevier’s share is set out below:

	Total joint ventures		Reed Elsevier share
	2007	2006	2007	2006
	£m	£m	£m	£m

Revenue	214	222	103	108
Net profit for the year	36	36	16	18

Total assets	302	215	143	99
Total liabilities	(165)	(121)	(76)	(55)

Net assets	137	94	67	44

Goodwill			49	29

Total			116	73

19.	Property, plant and equipment

		2007			2006
		Land	Fixtures		Land	Fixtures
		and	and		and	and
		buildings	equipment	Total	buildings	equipment	Total
	Note	£m	£m	£m	£m	£m	£m

Cost
At January 1		179	667	846	192	695	887
Acquisitions		—	1	1	—	2	2
Capital expenditure		6	70	76	9	89	98
Disposals		(26)	(183)	(209)	(3)	(55)	(58)
Reclassified as held for sale	24	(2)	(45)	(47)	—	—	—
Exchange translation differences		—	—	—	(19)	(64)	(83)

At December 31		157	510	667	179	667	846

Accumulated depreciation
At January 1		83	465	548	84	489	573
Acquisitions		—	1	1	—	1	1
Disposals		(19)	(148)	(167)	(3)	(55)	(58)
Reclassified as held for sale	24	(1)	(30)	(31)	—	—	—
Charge for the year		8	69	77	8	83	91
Exchange translation differences		—	—	—	(6)	(53)	(59)

At December 31		71	357	428	83	465	548

Net book amount		86	153	239	96	202	298

No depreciation is provided on freehold land. The net book amount of property, plant and equipment at December 31, 2007 includes £17 million (2006: £16 million) in respect of assets held under finance leases relating to fixtures and equipment.

The depreciation charge includes £1 million (2006: £10 million) in respect of discontinued operations.

20.	Financial instruments

Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments are set out on pages 31 and 32 of Item 5: Operating and Financial Review and Prospects; Liquidity and Capital Resources — Reed Elsevier. The main financial risks faced by Reed Elsevier are liquidity risk, market risk — comprising interest rate risk and foreign exchange risk — and credit risk. Financial instruments are used to finance the Reed Elsevier businesses and to hedge interest rate and foreign exchange risks. Reed Elsevier’s businesses do not enter into speculative derivative transactions. Details of financial instruments subject to liquidity, market and credit risks are described below.

20.	Financial instruments — (continued)

Liquidity risk

Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The remaining contractual maturities for borrowings and derivative financial instruments are shown in the table below. The table shows undiscounted principal and interest cash flows and includes contractual gross cash flows to be exchanged as part of cross currency interest rate swaps and forward foreign exchange contracts where there is a legal right of set off.

		Contractual cash flow
	Carrying	Within					More than
	amount	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 Years	Total
At December 31, 2007	£m	£m	£m	£m	£m	£m	£m	£m

Borrowings
Fixed rate borrowings	(1,993)	(486)	(95)	(95)	(368)	(327)	(1,602)	(2,973)
Floating rate borrowings	(1,136)	(770)	(14)	(232)	(7)	(169)	(3)	(1,195)
Derivative financial liabilities
Interest rate derivatives	(9)	(5)	(5)	(2)	—	—	(6)	(18)
Cross currency interest rate swaps	—	(241)	(6)	(7)	(7)	(8)	(158)	(427)
Forward foreign exchange contracts	(13)	(654)	(265)	(118)	—	—	—	(1,037)
Derivative financial assets
Interest rate derivatives	16	4	7	5	3	2	4	25
Cross currency interest rate swaps	155	395	5	5	5	5	166	581
Forward foreign exchange contracts	39	680	276	120	—	—	—	1,076

Total	(2,941)	(1,077)	(97)	(324)	(374)	(497)	(1,599)	(3,968)

		Contractual cash flow
	Carrying	Within					More than
	amount	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 Years	Total
At December 31, 2006	£m	£m	£m	£m	£m	£m	£m	£m

Borrowings
Fixed rate borrowings	(2,089)	(406)	(445)	(89)	(89)	(369)	(1,781)	(3,179)
Floating rate borrowings	(917)	(659)	(13)	(13)	(281)	—	(2)	(968)
Derivative financial liabilities Interest rate derivatives	(6)	(6)	(4)	(1)	(1)	(1)	(8)	(21)
Cross currency interest rate swaps	—	(172)	(238)	—	—	—	—	(410)
Forward foreign exchange contracts	(3)	(506)	(212)	(96)	—	—	—	(814)
Derivative financial assets Interest rate derivatives	8	9	4	1	1	1	3	19
Cross currency interest rate swaps	174	237	355	—	—	—	—	592
Forward foreign exchange contracts	37	528	228	100	—	—	—	856

Total	(2,796)	(975)	(325)	(98)	(370)	(369)	(1,788)	(3,925)

The carrying amount of derivative financial liabilities comprises nil (2006: £3 million) in relation to fair value hedges, £18 million (2006: £4 million) in relation to cash flow hedges and £4 million (2006: £2 million) held for trading. The carrying amount of derivative financial assets comprises £170 million (2006: £176 million) in relation to fair value hedges, £28 million (2006: £42 million) in relation to cash flow hedges and £12 million (2006: £1 million) held for trading. Derivative financial assets and liabilities held for trading comprise interest rate derivatives and forward foreign exchange contracts that were not designated as hedging instruments.

20.	Financial instruments — (continued)

At December 31, 2007 Reed Elsevier had access to £1,502 million (2006: £1,529 million) of committed bank facilities that expire in two to three years, of which £42 million (2006: £39 million) was drawn. These facilities principally provide back up for short term borrowings.

After taking account of the maturity of committed bank facilities that back short term borrowings at December 31, 2007 and after utilising available cash resources (excluding £1,933 million of cash received from the part disposal of Harcourt Education which was included in the special distribution to shareholders of the parent companies in January 2008), no borrowings mature in the next two years (2006: nil); 27% of borrowings mature in the third year (2006: 25%); 29% in the fourth and fifth years (2006: 24%); 31% in the sixth to tenth years (2006: 37%); and 13% beyond the tenth year (2006: 14%).

Market Risk

Reed Elsevier’s primary market risks are to interest rate fluctuations and exchange rate movements. Derivatives are used to hedge or reduce the risks of interest rate and exchange rate movements and are not entered into unless such risks exist. Derivatives used by Reed Elsevier for hedging a particular risk are not specialised and are generally available from numerous sources. The impact of market risks on net post employment benefit obligations and taxation is excluded from the following market risk sensitivity analysis.

Interest rate risk

Reed Elsevier’s interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates.

At December 31, 2007 after adjusting for £1,933 million of cash received from the part disposal of Harcourt Education which was included in the special distribution to the shareholders of the parent companies in January 2008, 69% of net borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £7 million (2006: £3 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2007. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £7 million (2006: £3 million).

The impact on net equity of a theoretical change in interest rates as at December 31, 2007 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated reduction in net equity of £10 million (2006: £9 million) and a 100 basis point increase in interest rates would increase net equity by an estimated £10 million (2006: £8 million). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

Foreign exchange rate risk

Translation exposures arise on the earnings and net assets of business operations in countries with currencies other than sterling, most particularly in respect of the US businesses. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars (see note 26).

A theoretical weakening of all currencies by 10% against sterling at December 31, 2007 would decrease the carrying value of net assets, excluding net borrowings, by £262 million (2006: £341 million). This would be offset to a large degree by a decrease in net borrowings of £123 million (2006: £197 million). A strengthening of all currencies by 10% against sterling at December 31, 2007 would increase the carrying value of net assets, excluding borrowings, by £328 million (2006: £423 million) and increase net borrowings by £150 million (2006: £241 million).

A retranslation of the combined businesses’ net profit for the year assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures would reduce net profit by £106 million (2006: £40 million). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £130 million (2006: £49 million).

Credit risk

Reed Elsevier seeks to limit interest rate and foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. Reed Elsevier also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with each of them.

20.	Financial instruments — (continued)

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A by Standard and Poor’s, Moody’s or Fitch.

Reed Elsevier also has credit risk with respect to trade receivables due from its customers that include national and state governments, academic institutions and large and small enterprises including law firms, book stores and wholesalers. The concentration of credit risk from trade receivables is limited due to the large and broad customer base. Trade receivable exposures are managed locally in the business units where they arise. Where appropriate, business units seek to minimise this exposure by taking payment in advance and through management of credit terms. Allowance is made for bad and doubtful debts based on management’s assessment of the risk taking into account the ageing profile, experience and circumstance. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, recorded in the balance sheet.

Included within trade receivables are the following amounts which are past due but for which no allowance has been made. Past due up to one month £234 million (2006: £336 million); past due two to three months £78 million (2006: £111 million); past due four to six months £26 million (2006: £46 million); and past due greater than six months £21 million (2006: £25 million). Examples of trade receivables which are past due but for which no allowance has been made include those receivables where there is no concern over the creditworthiness of the customer and where the history of dealings with the customer indicate the amount will be settled.

Hedge accounting

The hedging relationships that are designated under IAS39 — Financial Instruments are described below:

Fair value hedges

Reed Elsevier has entered into interest rate swaps and cross currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement.

Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £820 million were in place at December 31, 2007 (2006: £839 million) swapping fixed rate term debt issues denominated in US dollars (USD), euros and Swiss francs (CHF) to floating rate USD debt for the whole or part of their term.

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement, for the three years ended December 31, 2007 were as follows:

Gains/(losses) on borrowings and related derivatives

		Fair value
	January 1,	movement	Exchange	December 31,
	2005	gain/(loss)	gain/(loss)	2005
	£m	£m	£m	£m

USD debt	(5)	(9)	(1)	(15)
Related interest rate swaps	5	9	1	15

	—	—	—	—

Euro debt	(151)	62	(15)	(104)
Related Euro to USD cross currency interest rate swaps	152	(62)	15	105

	1	—	—	1

CHF debt	(86)	41	(8)	(53)
Related CHF to USD cross currency interest rate swaps	87	(41)	8	54

	1	—	—	1

Total USD, Euro and CHF debt	(242)	94	(24)	(172)
Total related interest rate derivatives	244	(94)	24	174

Net gain	2	—	—	2

20.	Financial instruments — (continued)

		Fair value
	January 1,	movement	Exchange	December 31,
	2006	gain/(loss)	gain/(loss)	2006
	£m	£m	£m	£m

USD debt	(15)	15	1	1
Related interest rate swaps	15	(15)	(1)	(1)

	—	—	—	—

Euro debt	(104)	(26)	14	(116)
Related Euro to USD cross currency interest rate swaps	105	26	(14)	117

	1	—	—	1

CHF debt	(53)	(10)	7	(56)
Related CHF to USD cross currency interest rate swaps	54	10	(7)	57

	1	—	—	1

Total USD, Euro and CHF debt	(172)	(21)	22	(171)
Total related interest rate derivatives	174	21	(22)	173

Net gain	2	—	—	2

		Fair value
	January 1,	movement	Exchange	December 31,
	2007	gain/(loss)	gain/(loss)	2007
	£m	£m	£m	£m

USD debt	1	(16)	—	(15)
Related interest rate swaps	(1)	16	—	15

	—	—	—	—

Euro debt	(116)	(35)	2	(149)
Related Euro to USD cross currency interest rate swaps	117	34	(2)	149

	1	(1)	—	—

CHF debt	(56)	49	1	(6)
Related CHF to USD cross currency interest rate swaps	57	(50)	(1)	6

	1	(1)	—	—

Total USD, Euro and CHF debt	(171)	(2)	3	(170)
Total related interest rate derivatives	173	—	(3)	170

Net gain	2	(2)	—	—

All fair value hedges were highly effective throughout the three years ended December 31, 2007. A fair value loss of £2 million (2006: nil; 2005: £3 million) has been included within finance costs.

During 2007, no (2006: £3 million; 2005: £5 million) fair value losses recognised on adoption of IAS39 — Financial Instruments were included in finance income.

Cash flow hedges

Reed Elsevier enters into two types of cash flow hedge:

(1)	Interest rate derivatives which fix the interest expense on a portion of forecast floating rate denominated debt (including commercial paper, short term bank loans and floating rate term debt).

(2)	Foreign exchange derivatives which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Elsevier science and medical businesses for up to 50 months.

20.	Financial instruments — (continued)

Movements in the hedge reserve (pre-tax) in 2007, 2006 and 2005, including gains and losses on cash flow hedging instruments, were as follows:

				Total
			Foreign	hedge
	Transition	Interest rate	exchange	reserve
	loss	hedges	hedges	pre-tax
	£m	£m	£m	£m

Hedge reserve at January 1, 2005: (losses)/gains deferred	(10)	(15)	65	40
Gains/(losses) arising in 2005	—	11	(21)	(10)
Amounts recognised in income statement	6	5	(30)	(19)
Exchange translation differences	(1)	(1)	(2)	(4)

Hedge reserve at January 1, 2006: (losses)/gains deferred	(5)	—	12	7
Gains/(losses) arising in 2006	—	1	53	54
Amounts recognised in income statement	3	3	(14)	(8)
Exchange translation differences	—	—	(1)	(1)

Hedge reserve at January 1, 2007: (losses)/gains deferred	(2)	4	50	52
(Losses)/gains arising in 2007	—	(11)	14	3
Amounts recognised in income statement	2	(1)	(30)	(29)
Exchange translation differences	—	—	2	2

Hedge reserve at December 31, 2007: (losses)/gains deferred	—	(8)	36	28

All cash flow hedges were highly effective throughout the three years ended December 31, 2007.

A tax charge of £8 million (2006: £15 million; 2005: nil) in respect of the above gains and losses at December 31, 2007 was also deferred in the hedge reserve.

Of the amounts recognised in the income statement in the year, gains of £30 million (2006: £14 million; 2005: £30 million) were recognised in revenue, and losses of £1 million (2006: £6 million; 2005: £11 million) were recognised in finance costs. A tax charge of £9 million (2006: £3 million; 2005: nil) was recognised in relation to these items.

The transition loss relates to interest rate derivatives which were not designated as hedging instruments on adoption of IAS39 — Financial Instruments.

The deferred gains and losses on cash flow hedges at December 31, 2007 are currently expected to be recognised in the income statement in future years as follows:

				Total
			Foreign	hedge
	Transition	Interest rate	exchange	reserve
	loss	hedges	hedges	pre-tax
	£m	£m	£m	£m

2008	—	(2)	26	24
2009	—	(4)	10	6
2010	—	(2)	1	(1)
2011	—	—	(1)	(1)

(Losses)/gains deferred in hedge reserve at end of year	—	(8)	36	28

The cash flows for these hedges are expected to occur in line with the recognition of the gains and losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

21.	Deferred tax

	2007	2006
	£m	£m

Deferred tax assets	141	170
Deferred tax liabilities	(695)	(850)

Total	(554)	(680)

Movements in deferred tax liabilities and assets are summarised as follows:

	Deferred tax liabilities				Deferred tax assets
	Excess of			Other			Other
	tax allowances	Acquired		temporary	Tax losses		temporary
	over	intangible	Pensions	differences -	carried	Pensions	differences -
	amortisation	assets	assets	liabilities	forward	liabilities	assets	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Deferred tax (liability)/asset at January 1, 2006	(115)	(799)	—	(66)	54	133	79	(714)
(Charge)/credit to profit	(27)	87	(4)	7	(47)	5	(4)	17
(Charge)/credit to equity	—	—	(6)	(18)	—	(39)	3	(60)
Transfers	(4)	5	4	(1)	3	2	(4)	5
Acquisitions	—	(11)	—	—	—	—	—	(11)
Exchange translation differences	13	76	—	9	(3)	(9)	(3)	83

Deferred tax (liability)/asset at January 1, 2007	(133)	(642)	(6)	(69)	7	92	71	(680)
(Charge)/credit to profit	(29)	63	—	35	(3)	(15)	19	70
(Charge)/credit to equity	—	—	(44)	(2)	—	(21)	17	(50)
Acquisitions	—	(38)	—	—	1	—	—	(37)
Disposals	34	95	(1)	—	—	(3)	(25)	100
Reclassified as held for sale	1	24	—	15	—	—	—	40
Exchange translation differences	2	—	—	—	—	(1)	2	3

Deferred tax (liability)/asset at December 31, 2007	(125)	(498)	(51)	(21)	5	52	84	(554)

At December 31, 2006 there were potential deferred tax assets of £193 million not recognised due to uncertainties over availability and timing of relevant taxable income, in relation to tax deductions carried forward of £483 million. These deductions were utilised in 2007 as a result of the disposal of Harcourt Education.

22.	Inventories and pre-publication costs

	2007	2006
	£m	£m

Raw materials	9	16
Pre-publication costs	154	403
Finished goods	108	214

Total	271	633

23.	Trade and other receivables

	2007	2006
	£m	£m

Trade receivables	1,054	1,105
Allowance for doubtful debts	(48)	(50)

	1,006	1,055
Prepayment and accrued income	142	169

Total	1,148	1,224

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Trade receivables are stated net of allowances for bad and doubtful debt. The movements in the provision during the year were as follows:

	2007	2006	2005
	£m	£m	£m

At January 1	50	66	73
Charge for the year	19	10	5
Trade receivables written off	(17)	(20)	(13)
Reclassified as held for sale	(5)	—	—
Exchange translation differences	1	(6)	1

At December 31	48	50	66

24.	Assets and liabilities held for sale

The major classes of assets and liabilities of operations classified as held for sale, principally in respect of Harcourt Assessment, are as follows:

	2007	2006
	£m	£m

Goodwill	117	—
Intangible assets	89	—
Property, plant and equipment	16	—
Inventories and pre-publication costs	54	—
Trade and other receivables	65	—

Total assets held for sale	341	—

Trade and other payables	44	—
Deferred tax liabilities	40	—

Total liabilities associated with assets held for sale	84	—

25.	Trade and other payables

	2007	2006
	£m	£m

Payables and accruals	1,000	956
Deferred income	966	969

Total	1,966	1,925

26.	Borrowings

	2007			2006
	Falling due	Falling due		Falling due	Falling due
	within	in more		within	in more
	1 year	than 1 year	Total	1 year	than 1 year	Total
	£m	£m	£m	£m	£m	£m

Financial liabilities measured at amortised cost:
Bank loans, overdrafts and commercial paper	753	—	753	574	—	574
Finance leases	5	6	11	6	6	12
Other loans	—	1,378	1,378	131	1,279	1,410
Other loans in fair value hedging relationships	369	618	987	210	800	1,010

Total	1,127	2,002	3,129	921	2,085	3,006

The total fair value of financial liabilities measured at amortised cost is £2,206 million (2006: £2,042 million). The total fair value of other loans in fair value hedging relationships is £1,054 million (2006: £1,073 million).

Analysis by year of repayment

	2007				2006
	Bank loans,				Bank loans,
	overdrafts				overdrafts
	and				and
	commercial	Other	Finance		commercial	Other	Finance
	paper	loans	leases	Total	paper	loans	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Within 1 year	753	369	5	1,127	574	341	6	921

Within 1 to 2 years	—	—	3	3	—	340	3	343
Within 2 to 3 years	—	220	3	223	—	—	2	2
Within 3 to 4 years	—	276	—	276	—	275	1	276
Within 4 to 5 years	—	423	—	423	—	282	—	282
After 5 years	—	1,077	—	1,077	—	1,182	—	1,182

	—	1,996	6	2,002	—	2,079	6	2,085

Total	753	2,365	11	3,129	574	2,420	12	3,006

Analysis by currency

	2007				2006
	Bank loans,				Bank loans,
	overdrafts				overdrafts
	and				and
	commercial	Other	Finance		commercial	Other	Finance
	paper	loans	leases	Total	paper	loans	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m

US Dollars	108	1,841	11	1,960	327	1,877	12	2,216
£ Sterling	7	400	—	407	20	400	—	420
Euro	572	124	—	696	180	143	—	323
Other currencies	66	—	—	66	47	—	—	47

Total	753	2,365	11	3,129	574	2,420	12	3,006

Included in the US dollar amounts for other loans above is £521 million (2006: £550 million) of debt denominated in euros (€500 million) and Swiss francs (CHF350 million; 2006: CHF 500 million) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at December 31, 2007 had a fair value of £155 million (2006: £174 million).

27.	Lease arrangements

Finance leases

At December 31, 2007 future finance lease obligations fall due as follows:

	2007	2006
	£m	£m

Within one year	5	6
In the second to fifth years inclusive	7	7

	12	13
Less future finance charges	(1)	(1)

Total	11	12

Present value of future finance lease obligations payable:
Within one year	5	6
In the second to fifth years inclusive	6	6

Total	11	12

The fair value of the lease obligations approximates to their carrying amount.

Operating leases

Reed Elsevier leases various properties, principally offices and warehouses, which have varying terms and renewal rights that are typical to the territory in which they are located.

At December 31, 2007 outstanding commitments under non-cancellable operating leases fall due as follows:

	2007	2006
	£m	£m

Within one year	104	115
In the second to fifth years inclusive	319	354
After five years	275	358

Total	698	827

Of the above outstanding commitments, £680 million (2006: £803 million) relate to land and buildings.

Reed Elsevier has a number of properties that are sub-leased. The future lease receivables contracted with sub-tenants fall as follows:

	2007	2006
	£m	£m

Within one year	14	15
In the second to fifth years inclusive	42	47
After five years	11	21

Total	67	83

28.	Provisions

	2007	2006
	£m	£m

At January 1	28	44
Utilised	(6)	(11)
Exchange translation differences	(1)	(5)

At December 31	21	28

28.	Provisions – (Continued)

The provisions are for property lease obligations which relate to estimated sub-lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2016.

29.	Contingent liabilities and capital commitments

There are contingent liabilities amounting to £28 million (2006: £36 million) in respect of property lease guarantees.

30.	Combined share capitals

	2007	2006	2005
	£m	£m	£m

At January 1	191	190	191
Issue of ordinary shares	3	2	1
Exchange translation differences	3	(1)	(2)

At December 31	197	191	190

Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

31.	Combined share premiums

	2007	2006	2005
	£m	£m	£m

At January 1	1,879	1,805	1,805
Issue of ordinary shares, net of expenses	174	91	24
Exchange translation differences	90	(17)	(24)

At December 31	2,143	1,879	1,805

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

32.	Combined shares held in treasury

		Shares held
	Shares held	by parent
	by EBT	companies	Total
	£m	£m	£m

At January 1, 2005	66	—	66
Purchase of shares	27	—	27
Exchange translation differences	—	—	—

At January 1, 2006	93	—	93
Purchase of shares	68	217	285
Exchange translation differences	—	(1)	(1)

At January 1, 2007	161	216	377
Purchase of shares	74	199	273
Settlement of share awards	(49)	—	(49)
Exchange translation differences	—	18	18

At December 31, 2007	186	433	619

At December 31, 2007 shares held in treasury related to 18,723,830 (2006: 17,167,145; 2005: 10,780,776) Reed Elsevier PLC ordinary shares and 10,100,765 (2006: 9,242,214; 2005: 5,539,922) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (“EBT’’); and 35,846,500 (2006: 20,593,500; 2005: nil) Reed Elsevier PLC ordinary shares and 25,301,500 (2006: 13,381,500; 2005: nil) Reed Elsevier NV ordinary shares held by the respective parent companies.

32.	Combined shares held in treasury – (Continued)

The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees’ discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards.

33.	Translation reserve

	2007	2006	2005
	£m	£m	£m

At January 1	(136)	89	(122)
Exchange differences on translation of foreign operations	(33)	(244)	180
Cumulative exchange differences on disposal of foreign operations	148	—	—
Exchange translation differences on capital and reserves	(124)	19	31

At December 31	(145)	(136)	89

34.	Other combined reserves

	2007			2006	2005
	Hedge	Other
	reserve	reserves	Total	Total	Total
	£m	£m	£m	£m	£m

At January 1	37	372	409	(21)	(144)
Transition adjustment on adoption of IAS39	—	—	—	—	11

At January 1, as restated	37	372	409	(21)	(133)
Profit attributable to parent companies’ shareholders	—	1,200	1,200	623	462
Dividends declared	—	(416)	(416)	(371)	(336)
Actuarial gains/(losses) on defined benefit pension schemes	—	224	224	139	(37)
Fair value movements on available for sale investments	—	—	—	3	3
Cumulative fair value movements on disposals of available for sale investments	—	(7)	(7)	—	—
Fair value movements on cash flow hedges	3	—	3	54	(10)
Tax recognised directly in equity	(2)	(48)	(50)	(60)	(3)
Increase in share based remuneration reserve	—	46	46	49	57
Settlement of share awards	—	(49)	(49)	—	—
Transfer from hedge reserve to net profit (net of tax)	(20)	—	(20)	(5)	(19)
Exchange translation differences	2	47	49	(2)	(5)

At December 31	20	1,369	1,389	409	(21)

35.	Related party transactions

Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £6 million (2006: £6 million; 2005: £6 million). As at December 31, 2007 amounts owed by joint ventures were £7 million (2006: £3 million; 2005: £3 million). Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC and Reed Elsevier NV. Transactions with key management personnel are set out below.

	2007	2006	2005
	£m	£m	£m

Salaries and other short term employee benefits	8	7	7
Post employment benefits	1	1	1
Share based remuneration	9	7	10

Total	18	15	18

Post employment benefits represent the service cost under IAS19 — Employee Benefits in relation to defined benefit schemes, together with any contributions made to defined contribution schemes. Share based remuneration is the amount charged in respect of executive directors under IFRS2 — Share Based Payment.

36.	Post balance sheet event

On January 18, 2008 Reed Elsevier PLC paid a special distribution of 82.0p per ordinary share and Reed Elsevier NV paid a special distribution of €1.767 per ordinary share, from the net proceeds of the disposal of Harcourt Education. The aggregate special distribution, announced on December 12, 2007 of £2,013 million was recognised when paid in January 2008.

The special distributions were accompanied by a consolidation of the ordinary share capital of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares, being the ratio of the aggregate special distribution to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distributions.

On January 30, 2008 the sale of Harcourt Assessment and the remaining Harcourt International businesses, first announced in May 2007, completed following receipt of regulatory clearance in the United States. Proceeds received on disposal were £330 million.

On February 20, 2008 Reed Elsevier approved a plan to divest Reed Business Information. In the year to December 31, 2007 Reed Business Information reported revenues of £906 million, operating profits of £89 million and adjusted operating profits of £119 million.

On February 20, 2008 Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc to acquire the company for cash. Taking into account ChoicePoint’s estimated net debt of $0.6 billion, the total value of the transaction is $4.1 billion. The ChoicePoint board will convene a meeting of ChoicePoint shareholders to approve the merger and is unanimous in its recommendation of the merger. The merger is subject to customary regulatory approvals and is expected to be completed later in the year. The transaction will be financed initially through committed new bank facilities, to be later refinanced through the issuance of term debt.

ChoicePoint provides unique information and analytics to support underwriting decisions within the property and casualty insurance sector; screening and authentication services for employment, real estate leasing and customer enrolment; and public information solutions primarily to banking, professional services and government customers. In 2007 ChoicePoint reported revenues of £491 million, operating income (before goodwill and asset writedowns) of £112 million and earnings before interest, tax, depreciation and amortisation of £144 million.

REED ELSEVIER PLC
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC:

We have audited the accompanying consolidated balance sheets of Reed Elsevier PLC and its subsidiaries (“the Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flow, recognised income and expense and reconciliation of shareholders’ equity for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2008 (see Item 19 — Exhibit 15.5) expressed an unqualified opinion on the Company’s internal control over financial reporting.

DELOITTE & TOUCHE LLP London, England February 20, 2008

REED ELSEVIER PLC
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	£m	£m	£m

Administrative expenses	3	(1)	(2)	(2)
Effect of tax credit equalisation on distributed earnings	4	(11)	(10)	(9)
Share of results of joint ventures	12	658	343	252

Operating profit		646	331	241
Finance (charges)/income	7	(3)	(3)	1

Profit before tax		643	328	242
Taxation	8	(19)	(8)	(7)

Profit attributable to ordinary shareholders		624	320	235

		2007	2006	2005
	Note	pence	pence	pence

Earnings per ordinary share (EPS)
Basic earnings per share
From continuing operations of the combined businesses	10	36.6p	24.1p	15.7p
From discontinued operations of the combined businesses	10	13.1p	1.5p	2.9p

From total operations of the combined businesses	10	49.7p	25.6p	18.6p

Diluted earnings per share
From continuing operations of the combined businesses	10	36.2p	23.8p	15.6p
From discontinued operations of the combined businesses	10	12.9p	1.5p	2.8p

From total operations of the combined businesses	10	49.1p	25.3p	18.4p

The accompanying notes on pages F-57 to F-65 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	£m	£m	£m

Cash flows from operating activities
Cash used by operations	11	(2)	(2)	(2)
Interest (paid)/received		(3)	(3)	1
Tax paid		(16)	(6)	(8)

Net cash used in operating activities		(21)	(11)	(9)

Cash flows from investing activities
Dividends received from joint ventures		850	596	168

Cash flows from financing activities
Equity dividends paid	9	(206)	(186)	(168)
Proceeds on issue of ordinary shares		92	47	14
Purchase of treasury shares		(92)	(112)	—
Repayment of loan from joint venture	11	(36)	—	—
Increase in net funding balances due from joint ventures	11	(587)	(334)	(5)

Net cash used in financing activities		(829)	(585)	(159)

Movement in cash and cash equivalents		—	—	—

The accompanying notes on pages F-57 to F-65 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2007

		2007	2006
	Note	£m	£m

Non-current assets
Investments in joint ventures	12	1,584	1,090

Total assets		1,584	1,090

Current liabilities
Amounts owed to joint ventures		—	36
Payables		—	1
Taxation		16	13

Total liabilities		16	50

Net assets		1,568	1,040

Capital and reserves
Called up share capital	13	163	161
Share premium account	14	1,123	1,033
Shares held in treasury (including in joint ventures)	15	(302)	(200)
Capital redemption reserve	16	4	4
Translation reserve	17	(37)	(98)
Other reserves	18	617	140

Total equity		1,568	1,040

The accompanying notes on pages F-57 to F-65 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2007

	2007	2006	2005
	£m	£m	£m

Profit attributable to ordinary shareholders	624	320	235
Share of joint ventures’ net income/(expense) recognised directly in equity	77	(57)	71
Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	78	—	—
Share of joint ventures’ cumulative fair value movements on disposal of available for sale investments	(4)	—	—
Share of joint ventures’ transfer to net profit from hedge reserve	(11)	(3)	(10)

Total recognised income and expense for the year	764	260	296

Share of joint ventures’ transition adjustment on adoption of IAS39	—	—	6

CONSOLIDATED RECONCILIATION OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	£m	£m	£m

Total recognised net income		764	260	296
Equity dividends declared	9	(206)	(186)	(168)
Issue of ordinary shares, net of expenses		92	47	14
Increase in shares held in treasury (including in joint ventures)	15	(130)	(151)	(14)
Increase in share based remuneration reserve		24	26	30
Equalisation adjustments		(16)	2	(2)

Net increase/(decrease) in shareholders’ equity		528	(2)	156
Shareholders’ equity at January 1		1,040	1,042	880
Share of joint ventures’ transition adjustment on adoption of IAS39		—	—	6

Shareholders’ equity at December 31		1,568	1,040	1,042

The accompanying notes on pages F-57 to F-65 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements

On January 1, 1993 Reed Elsevier PLC and Reed Elsevier NV contributed their businesses to two companies, Reed Elsevier Group plc and Elsevier Reed Finance BV. Reed Elsevier Group plc, which owns all the publishing and information businesses, is incorporated in England and Elsevier Reed Finance BV, which owns the financing and treasury companies, is incorporated in the Netherlands. Reed Elsevier PLC and Reed Elsevier NV each hold a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds an indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares.

Under the equalisation arrangements Reed Elsevier PLC shareholders have a 52.9% economic interest in the Reed Elsevier combined businesses and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% interest. Holders of ordinary shares in Reed Elsevier PLC and Reed Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

2.	Accounting policies

Basis of preparation

These consolidated financial statements report the consolidated income statement, cash flow and financial position of Reed Elsevier PLC, and have been prepared under the historic cost convention and in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”).

Unless otherwise indicated, all amounts shown in the financial statements are in pounds sterling (“£”).

The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 10.

Determination of profit

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. In Reed Elsevier PLC’s consolidated financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated attributable earnings by 47.1% of the total amount of the tax credit.

The accounting policies adopted in the preparation of the combined financial statements are set out on pages F-10 to F-15.

Investments

Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses has been shown on the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiaries. Investments in joint ventures are accounted for using the equity method.

Foreign exchange translation

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The exchange gains or losses relating to the retranslation of Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

2.	Accounting policies — (continued)

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations when adopted are not expected to have a significant impact on the consolidated financial statements.

3.	Administrative expenses

Administrative expenses include £526,000 (2006: £486,000; 2005: £495,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. Reed Elsevier PLC has no employees (2006: nil; 2005: nil).

4.	Effect of tax credit equalisation on distributed earnings

The tax credit equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies in note 2.

5.	Auditors’ remuneration

Audit fees payable by Reed Elsevier PLC were £25,000 (2006: £24,000; 2005: £24,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte & Touche LLP and its associates is set out in note 6 to the combined financial statements.

6.	Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier PLC, are reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC. The remuneration of executive directors of Reed Elsevier PLC is disclosed in note 35 to the combined financial statements.

7.	Finance (charges)/income

	2007	2006	2005
	£m	£m	£m

Finance (charges)/income from joint ventures	(3)	(3)	1

8.	Taxation

	2007	2006	2005
	£m	£m	£m

UK corporation tax	19	8	7

8.	Taxation — (continued)

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2007	2006	2005
	£m	£m	£m

Profit before tax	643	328	242

Tax at applicable rate 30% (2006: 30%; 2005: 30%)	193	98	73
Tax on share of results of joint ventures	(194)	(103)	(73)
Other	20	13	7

Tax expense	19	8	7

9.	Equity dividends

	2007		2006		2005		2007	2006	2005
Dividends declared in the year	pence		pence		pence		£m	£m	£m

Ordinary shares
Final for prior financial year	11.8	p	10.7	p	9.6	p	149	135	120
Interim for financial year	4.5	p	4.1	p	3.7	p	57	51	48

Total	16.3	p	14.8	p	13.3	p	206	186	168

The directors of Reed Elsevier PLC have proposed a final dividend of 13.6p (2006: 11.8p; 2005: 10.7p). The cost of funding the proposed final dividend is expected to be £147 million. No liability has been recognised at the balance sheet date.

	2007		2006		2005
Dividends paid and proposed relating to the financial year	pence		pence		pence

Ordinary shares
Interim (paid)	4.5	p	4.1	p	3.7	p
Final (proposed)	13.6	p	11.8	p	10.7	p

Total	18.1	p	15.9	p	14.4	p

10.	Earnings per ordinary share (“EPS”)

	2007
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	£m	pence

Basic EPS
From continuing operations of the combined businesses	1,256.5	460	36.6p
From discontinued operations of the combined businesses	1,256.5	164	13.1p

From total operations of the combined businesses	1,256.5	624	49.7p

Diluted EPS
From continuing operations of the combined businesses	1,271.3	460	36.2p
From discontinued operations of the combined businesses	1,271.3	164	12.9p

From total operations of the combined businesses	1,271.3	624	49.1p

10.	Earnings per ordinary share (“EPS”) — (continued)

	2006
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	£m	pence

Basic EPS
From continuing operations of the combined businesses	1,251.9	302	24.1p
From discontinued operations of the combined businesses	1,251.9	18	1.5p

From total operations of the combined businesses	1,251.9	320	25.6p

Diluted EPS
From continuing operations of the combined businesses	1,266.4	302	23.8p
From discontinued operations of the combined businesses	1,266.4	18	1.5p

From total operations of the combined businesses	1,266.4	320	25.3p

	2005
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	£m	pence

Basic EPS
From continuing operations of the combined businesses	1,266.2	199	15.7p
From discontinued operations of the combined businesses	1,266.2	36	2.9p

From total operations of the combined businesses	1,266.2	235	18.6p

Diluted EPS
From continuing operations of the combined businesses	1,277.2	199	15.6p
From discontinued operations of the combined businesses	1,277.2	36	2.8p

From total operations of the combined businesses	1,277.2	235	18.4p

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2007 are shown below:

	Year Ended December 31,
			2007	2006	2005
			Shares in	Shares in	Shares in
			issue net of	issue net of	issue net of
	Shares in	Treasury	treasury	treasury	treasury
	issue	shares	shares	shares	shares
	(millions)	(millions)	(millions)	(millions)	(millions)

Number of ordinary shares
At January 1	1,287.4	(37.8)	1,249.6	1,266.2	1,265.4
Issue of ordinary shares	18.5	—	18.5	10.4	3.6
Share repurchases	—	(15.2)	(15.2)	(20.6)	—
Net purchase of shares by employee benefit trust	—	(1.6)	(1.6)	(6.4)	(2.8)

At December 31	1,305.9	(54.6)	1,251.3	1,249.6	1,266.2

Weighted average number of equivalent ordinary shares during the year			1,256.5	1,251.9	1,266.2

10.	Earnings per ordinary share (“EPS”) — (continued)

The weighted average number of shares used in the diluted EPS calculations above is after deducting shares held in treasury and is derived as follows:

	2007	2006	2005
	(millions)	(millions)	(millions)

Weighted average number of shares — Basic	1,256.5	1,251.9	1,266.2
Weighted average number of dilutive shares under option	14.8	14.5	11.0

Weighted average number of shares — Diluted	1,271.3	1,266.4	1,277.2

11.	Cash flow statement

Reconciliation of administrative expenses to cash used by operations

	2007	2006	2005
	£m	£m	£m

Administrative expenses	(1)	(2)	(2)
Net movement in payables	(1)	—	—

Cash used by operations	(2)	(2)	(2)

Reconciliation of net funding balances due from joint ventures

	2007	2006	2005
	£m	£m	£m

At January 1	898	564	559
Cash flow	623	334	5

At December 31	1,521	898	564

12.	Investments in joint ventures

	2007	2006
	£m	£m

Share of results of joint ventures	658	343
Share of joint ventures’:
Net income/(expense) recognised directly in equity	77	(57)
Cumulative exchange differences on disposal of foreign operations	78	—
Cumulative fair value movements on disposal of available for sale investments	(4)	—
Transfer to net profit from hedge reserve	(11)	(3)
Purchases of treasury shares by employee benefit trust	(38)	(39)
Increase in share based remuneration reserve	24	26
Equalisation adjustments	(27)	(8)
Dividends received from joint ventures	(850)	(596)
Increase in net funding balances due from joint ventures	587	334

Net movement in the year	494	—
At January 1	1,090	1,090

At December 31	1,584	1,090

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders’ 52.9% share is set out below.

12.	Investments in joint ventures – (continued)

	Total joint ventures			Reed Elsevier PLC shareholders’ share
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m

Revenue	4,584	4,509	4,265	2,425	2,385	2,256
Net profit for the year	1,203	625	464	658	343	252

			Reed Elsevier PLC
	Total joint ventures		shareholders’ share
	2007	2006	2007	2006
	£m	£m	£m	£m

Total assets	9,778	8,532	5,173	4,549
Total liabilities	(6,802)	(6,553)	(5,110)	(4,393)

Net assets	2,976	1,979	63	156

Attributable to:
Joint ventures	2,965	1,966	63	156
Minority interests	11	13	—	—

	2,976	1,979	63	156

Funding balances due from joint ventures			1,521	934

Total			1,584	1,090

The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC’s share of assets and liabilities are cash and cash equivalents of £1,305 million (2006: £275 million) and borrowings of £1,655 million (2006: £1,590 million) respectively.

13.	Share capital

Authorised	No. of shares	£m

Ordinary shares of 12.5p each	1,305,891,497	163
Unclassified shares of 12.5p each	165,561,679	21

Total		184

On January 7, 2008 the existing ordinary shares of 12.5p each were consolidated into new ordinary shares of 14 51/116 p each on the basis of 58 new ordinary shares for every 67 existing ordinary shares. The unclassified shares of 12.5p each not in issue were similarly consolidated into new unclassified shares of 14 51/116p each.

All of the ordinary shares rank equally with respect to voting rights and rights to receive dividends. There are no restrictions on the rights to transfer shares.

Called up share capital — issued and fully paid

	2007		2006		2005
	No. of shares	£m	No. of shares	£m	No. of shares	£m

At January 1	1,287,364,048	161	1,277,013,440	160	1,273,674,009	159
Issue of ordinary shares	18,527,449	2	10,350,608	1	3,339,431	1

At December 31	1,305,891,497	163	1,287,364,048	161	1,277,013,440	160

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 9 to the Reed Elsevier combined financial statements.

13.	Share capital – (continued)

Details of issued shares held in treasury are provided in note 15.

14.	Share premium

	2007	2006	2005
	£m	£m	£m

At January 1	1,033	987	974
Issue of ordinary shares, net of expenses	90	46	13

At December 31	1,123	1,033	987

15.	Shares held in treasury

	2007	2006	2005
	£m	£m	£m

At January 1	200	49	35
Share repurchases	92	112	—
Share of joint ventures’ employee benefit trust purchases	38	39	14
Share of joint ventures’ settlement of share awards by employee benefit trust	(28)	—	—

At December 31	302	200	49

Details of shares held in treasury are provided in note 32 to the Reed Elsevier combined financial statements.

16.	Capital redemption reserve

	2007	2006	2005
	£m	£m	£m

At January 1 and December 31	4	4	4

17.	Translation reserve

	2007	2006	2005
	£m	£m	£m

At January 1	(98)	31	(64)
Share of joint ventures’ exchange differences on translation of foreign operations	(17)	(129)	95
Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	78	—	—

At December 31	(37)	(98)	31

18.	Other reserves

	2007	2006	2005
	£m	£m	£m

At January 1	140	(91)	(158)
Share of joint ventures’ transition adjustment on adoption of IAS39	—	—	6

At January 1 restated	140	(91)	(152)
Profit attributable to ordinary shareholders	624	320	235
Share of joint ventures’:
Actuarial gains/(losses) on defined benefit pension schemes	118	73	(19)
Fair value movements on available for sale investments	—	2	2
Cumulative fair value movements on disposal of available for sale investments	(4)	—	—
Fair value movements on cash flow hedges	2	29	(5)
Tax recognised directly in equity	(26)	(32)	(2)
Increase in share based remuneration reserve	24	26	30
Settlement of share awards by employee benefit trust	(28)	—	—
Transfer to net profit from hedge reserve	(11)	(3)	(10)
Equalisation adjustments	(16)	2	(2)
Equity dividends declared	(206)	(186)	(168)

At December 31	617	140	(91)

19.	Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier PLC as follows:

	2007	2006
	£m	£m

Fully and unconditionally guaranteed jointly and severally with Reed Elsevier NV	2,759	2,589

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 20 to the Reed Elsevier combined financial statements.

20.	Post balance sheet events

On January 18, 2008 the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution, announced on December 12, 2007 of £1,041 million was recognised when paid in January 2008.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of 14 51/116p for every 67 existing ordinary shares of 12.5p, being the ratio of the aggregate special distribution (including that paid by Reed Elsevier NV) to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distribution.

Following the share consolidation, effective January 7, 2008 there were 1,130,473,244 ordinary shares of 14 51/116p in issue, of which 46,880,490 were held in treasury including 15,849,192 held by the Reed Elsevier Group plc employee benefit trust. For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be January 18, 2008 being the date on which the special distribution was paid.

On January 30, 2008 the sale of Harcourt Assessment and the remaining Harcourt International businesses, first announced in May 2007, completed following receipt of regulatory clearance in the United States. Proceeds received on disposal by the Reed Elsevier combined businesses were £330 million.

On February 20, 2008 Reed Elsevier approved a plan to divest Reed Business Information. In the year to December 31, 2007 Reed Business Information reported revenues of £906 million, operating profits of £89 million and adjusted operating profits of £119 million.

20.	Post balance sheet events — (continued)

On February 20, 2008 Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc to acquire the company for cash. Taking into account ChoicePoint’s estimated net debt of $0.6 billion, the total value of the transaction is $4.1 billion. The ChoicePoint board will convene a meeting of ChoicePoint shareholders to approve the merger and is unanimous in its recommendation of the merger. The merger is subject to customary regulatory approvals and is expected to be completed later in the year. In 2007 ChoicePoint reported revenues of £491 million, operating income (before goodwill and asset writedowns) of £112 million and earnings before interest, tax, depreciation and amortisation of £144 million.

THIS PAGE INTENTIONALLY BLANK

REED ELSEVIER NV
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the accompanying consolidated balance sheets of Reed Elsevier NV (“the Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flow, recognised income and expense and reconciliation of shareholders’ equity for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2008 (see Item 19 — Exhibit 15.6) expressed an unqualified opinion on the Company’s internal control over financial reporting.

DELOITTE ACCOUNTANTS B.V. Amsterdam, The Netherlands February 20, 2008

REED ELSEVIER NV
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	€m	€m	€m

Administrative expenses	3	(3)	(3)	(3)
Share of results of joint ventures	11	803	455	339

Operating profit		800	452	336
Finance income	6	73	7	2

Profit before tax		873	459	338
Taxation	7	(18)	(1)	—

Profit attributable to ordinary shareholders		855	458	338

	Note	2007	2006	2005

Earnings per ordinary share (EPS)
Basic earnings per share
From continuing operations of the combined business	9	€0.84	€0.56	€0.37
From discontinued operations of the combined business	9	€0.26	€0.03	€0.06

From total operations of the combined businesses	9	€1.10	€0.59	€0.43

Diluted earnings per share
From continuing operations of the combined business	9	€0.83	€0.56	€0.36
From discontinued operations of the combined business	9	€0.26	€0.03	€0.07

From total operations of the combined businesses	9	€1.09	€0.59	€0.43

The accompanying notes on pages F-73 to F-81 are an integral part of these group financial statements

REED ELSEVIER NV
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	€m	€m	€m

Cash flows from operating activities
Cash used by operations	10	(2)	(3)	(5)
Interest received		71	12	1
Tax (paid)/received		(18)	(1)	2

Net cash from/(used in) operating activities		51	8	(2)

Cash flows from investing activities
Dividends received from joint ventures		1,410	1,111	189

Cash flows from financing activities
Equity dividends paid	8	(310)	(272)	(245)
Proceeds on issue of ordinary shares		124	68	18
Purchase of treasury shares		(176)	(156)	—
(Increase)/decrease in net funding balances due from joint ventures	10	(1,238)	(612)	16

Net cash used in financing activities		(1,600)	(972)	(211)

Movement in cash and cash equivalents		(139)	147	(24)

The accompanying notes on pages F-73 to F-81 are an integral part of these consolidated financial statements

REED ELSEVIER NV
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2007

		2007	2006
	Note	€m	€m

Non-current assets
Investments in joint ventures	11	2,075	1,386
Current assets
Amounts due from joint ventures		5	3
Cash and cash equivalents		9	148

		14	151

Total assets		2,089	1,537

Current liabilities
Payables	12	9	8
Taxation		64	64

Total liabilities		73	72

Net assets		2,016	1,465

Capital and reserves
Share capital issued	13	49	48
Paid-in surplus	14	1,685	1,562
Shares held in treasury (including in joint ventures)	15	(459)	(282)
Translation reserve	16	(159)	(70)
Other reserves	17	900	207

Total equity		2,016	1,465

The accompanying notes on pages F-73 to F-81 are an integral part of these consolidated financial statements

REED ELSEVIER NV
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2007

	2007	2006	2005
	€m	€m	€m

Profit attributable to ordinary shareholders	855	458	338
Share of joint ventures’ net (expense)/income recognised directly in equity	(45)	(50)	138
Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	103	—	—
Shares of joint ventures’ cumulative fair value movements on disposal of available for sale investments	(5)	—	—
Share of joint ventures’ transfer to net profit from hedge reserve	(15)	(4)	(14)

Total recognised income and expense for the year	893	404	462

Share of joint ventures’ transition adjustment on adoption of IAS 39	—	—	8

REED ELSEVIER NV
CONSOLIDATED RECONCILIATION OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	€m	€m	€m

Total recognised net income		893	404	462
Equity dividends declared	8	(310)	(272)	(245)
Issue of ordinary shares, net of expenses		124	68	18
Increase in shares held in treasury (including in joint ventures)	15	(230)	(210)	(20)
Increase in share based remuneration reserve		34	36	42
Equalisation adjustments		40	1	—

Net increase in shareholders’ equity		551	27	257
Shareholders’ equity at January 1		1,465	1,438	1,173
Share of joint ventures’ transition adjustment on adoption of IAS39		—	—	8

Shareholders’ equity at December 31		2,016	1,465	1,438

The accompanying notes on pages F-73 to F-81 are an integral part of these consolidated financial statements

REED ELSEVIER NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements

These consolidated financial statements report the consolidated income statement, cash flow and financial position of Reed Elsevier NV and are presented using the equity method. The consolidated financial statements have been prepared under the historical cost convention.

Unless otherwise indicated, all amounts shown in the consolidated financial statements are stated in euros (“€”). Certain disclosures required to comply with Dutch statutory reporting requirements have been omitted.

The Reed Elsevier combined financial statements on pages F-3 to F-50 form an integral part of the notes to Reed Elsevier NV’s consolidated financial statements.

As a consequence of the merger of the company’s businesses with those of Reed Elsevier PLC, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.

2.	Accounting policies

Basis of Preparation

These consolidated financial statements, which have been prepared under the historic cost convention, report the statements of income, cash flow and financial position of Reed Elsevier NV, and have been prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU).

Unless otherwise indicated, all amounts shown in the financial statements are in euros (“€”).

The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 10.

Reed Elsevier NV’s consolidated financial statements are presented incorporating Reed Elsevier NV’s investments in the Reed Elsevier combined businesses accounted for using the equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier NV and Reed Elsevier PLC. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier NV’s share in the profit and net assets of the Reed Elsevier combined businesses equals 50%, with all settlements accruing to shareholders from the equalisation arrangements taken directly to reserves.

Because the dividend paid to shareholders by Reed Elsevier NV is, other than in special circumstances, equivalent to the Reed Elsevier PLC dividend plus the UK tax credit received by certain Reed Elsevier PLC shareholders, Reed Elsevier NV normally distributes a higher proportion of the combined profit attributable than Reed Elsevier PLC. Reed Elsevier PLC’s share in this difference in dividend distributions is settled with Reed Elsevier NV and is credited directly to consolidated reserves under equalisation. Reed Elsevier NV can pay a nominal dividend on its R-shares held by a subsidiary of Reed Elsevier PLC that is lower than the dividend on the ordinary shares. Equally, Reed Elsevier NV has the possibility to receive dividends directly from Dutch affiliates. Reed Elsevier PLC is compensated by direct dividend payments by Reed Elsevier Group plc. The settlements flowing from these arrangements are also taken directly to consolidated reserves under equalisation.

Combined financial statements

The accounting policies adopted in the preparation of the combined financial statements are set out on pages F-10 to F-15.

Basis of valuation of assets and liabilities

Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses has been shown on the consolidated balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV. Joint ventures are accounted for using the equity method.

Cash and cash equivalents are stated at fair value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Foreign exchange translation

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The gains or losses relating to the retranslation of Reed Elsevier NV’s 50% interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

2.	Accounting policies — (continued)

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations when adopted are not expected to have a significant impact on the consolidated financial statements.

3.	Administrative expenses

Administrative expenses are stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the Supervisory Board of Reed Elsevier NV of €0.2 million (2006: €0.2 million; 2005: €0.2 million) are included in gross remuneration. Insofar as gross remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2006: nil; 2005: nil).

4.	Auditors’ remuneration

Audit fees payable by Reed Elsevier NV were €47,000 (2006: €46,000; 2005: €46,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants B.V. and its associates is set out in note 6 to the combined financial statements.

5.	Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier NV, are reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier NV. The remuneration of executive directors of Reed Elsevier NV is disclosed in note 35 to the combined financial statements.

6.	Finance income

	2007	2006	2005
	€m	€m	€m

Finance income from joint ventures	73	7	2

7.	Taxation

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

7.  Taxation — (continued)

	2007	2006	2005
	€m	€m	€m

Profit before tax	873	459	338

Tax at applicable rate 25.5% (2006: 29.6%; 2005: 31.5%)	223	136	106
Tax on share of results of joint ventures	(205)	(135)	(106)

Tax expense	18	1	—

8.  Equity dividends

	2007	2006	2005	2007	2006	2005
Dividends declared in the year	€	€	€	€m	€m	€m

Ordinary shares
Final for prior financial year	€ 0.304	€ 0.267	€ 0.240	225	197	177
Interim for financial year	€ 0.114	€ 0.102	€ 0.092	85	75	68
R-shares	—	—	—	—	—	—

Total	€ 0.418	€ 0.369	€ 0.332	310	272	245

The directors of Reed Elsevier NV have proposed a final dividend of €0.311 (2006: €0.304; 2005: €0.267). The cost of funding the proposed final dividend is expected to be €195 million. No liability has been recognised at the balance sheet date.

	2007	2006	2005
Dividends paid and proposed relating to the financial year	€	€	€

Ordinary shares
Interim (paid)	€0.114	€ 0.102	€ 0.092
Final (proposed)	€0.311	€ 0.304	€ 0.267
R-Shares	—	—	—

Total	€0.425	€ 0.406	€ 0.359

9.	Earnings per ordinary share (“EPS”)

	2007
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	€m	€

Basic EPS
From continuing operations of the combined businesses	774.9	651	€0.84
From discontinued operations of the combined businesses	774.9	204	€0.26

From total operations of the combined businesses	774.9	855	€1.10

Diluted EPS
From continuing operations of the combined businesses	784.1	651	€0.83
From discontinued operations of the combined businesses	784.1	204	€0.26

From total operations of the combined businesses	784.1	855	€1.09

9.	Earnings per ordinary share (“EPS”) – (continued)

	2006
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	€m	€

Basic EPS
From continuing operations of the combined businesses	772.1	434	€0.56
From discontinued operations of the combined businesses	772.1	24	€0.03

From total operations of the combined businesses	772.1	458	€0.59

Diluted EPS
From continuing operations of the combined businesses	781.7	434	€0.56
From discontinued operations of the combined businesses	781.7	24	€0.03

From total operations of the combined businesses	781.7	458	€0.59

	2005
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	€m	€

Basic EPS
From continuing operations of the combined businesses	783.1	288	€0.37
From discontinued operations of the combined businesses	783.1	50	€0.06

From total operations of the combined businesses	783.1	338	€0.43

Diluted EPS
From continuing operations of the combined businesses	789.9	288	€0.36
From discontinued operations of the combined businesses	789.9	50	€0.07

From total operations of the combined businesses	789.9	338	€0.43

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2007 are shown below:

	Year Ended December 31,
			2007	2006	2005
			Shares in	Shares in	Shares in
			issue net of	issue net of	issue net of
	Shares in	Treasury	treasury	treasury	treasury
	issue	shares	shares	shares	shares
	(millions)	(millions)	(millions)	(millions)	(millions)

Number of ordinary shares
At January 1	748.6	(22.6)	726.0	736.3	736.4
Issue of ordinary shares	11.7	—	11.7	6.8	1.9
Share repurchases	—	(11.9)	(11.9)	(13.4)	—
Net purchase of shares by employee benefit trust	—	(0.9)	(0.9)	(3.7)	(2.0)

At December 31	760.3	(35.4)	724.9	726.0	736.3

Weighted average number of equivalent ordinary shares during the year			774.9	772.1	783.1

9.	Earnings per ordinary share (“EPS”) – (continued)

The average number of equivalent ordinary shares takes into account the “R” shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company’s share capital.

The weighted average number of shares used in the calculation of diluted EPS is after deducting shares held in treasury and is derived as follows:

	2007	2006	2005
	(millions)	(millions)	(millions)

Weighted average number of shares — Basic	774.9	772.1	783.1
Weighted average number of dilutive shares under options	9.2	9.6	6.8

Weighted average number of shares — Diluted	784.1	781.7	789.9

10.  Cash flow statement

Reconciliation of administrative expenses to cash used by operations

	2007	2006	2005
	€m	€m	€m

Administrative expenses	(3)	(3)	(3)
Net movement in payables	1	—	(2)

Cash used by operations	(2)	(3)	(5)

Reconciliation of net funding balances due from joint ventures

	2007	2006	2005
	€m	€m	€m

At January 1	626	14	30
Cash flow	1,238	612	(16)

At December 31	1,864	626	14

11.  Investments in joint ventures

	2007	2006
	€m	€m

Share of results of joint ventures	803	455
Share of joint ventures’:
Net expense recognised directly in equity	(45)	(50)
Cumulative exchange differences on disposal of foreign operations	103	—
Cumulative fair value movements on disposal of available for sale investments	(5)	—
Transfer to net profit from hedge reserve	(15)	(4)
Purchases of treasury shares by employee benefit trust	(54)	(54)
Increase in share based remuneration reserve	34	36
Equalisation adjustments	40	1
Dividends received from joint ventures	(1,410)	(1,111)
Increase in net funding balances due from joint ventures	1,238	612

Net movement in the year	689	(115)
At January 1	1,386	1,501

At December 31	2,075	1,386

11.  Investments in joint ventures – (continued)

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV’s 50% share is set out below:

	Total joint ventures			Reed Elsevier NV share
	2007	2006	2005	2007	2006	2005
	€m	€m	€m	€m	€m	€m

Revenue	6,693	6,628	6,227	3,347	3,314	3,114
Net profit for the year	1,713	919	677	803	455	339

	Total joint ventures		Reed Elsevier NV share
	2007	2006	2007	2006
	€m	€m	€m	€m

Total assets	13,298	12,713	6,635	6,209
Total liabilities	(9,251)	(9,764)	(6,424)	(5,449)

Net assets	4,047	2,949	211	760

Attributable to:
Joint ventures	4,032	2,929	211	760
Minority interests	15	20	—	—

	4,047	2,949	211	760

Net funding balances due from joint ventures			1,864	626

Total			2,075	1,386

The above amounts exclude assets and liabilities held directly by Reed Elsevier NV and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV’s share of assets and liabilities are cash and cash equivalents of €1,669 million (2006: €239 million) and borrowings of €2,242 million (2006: €2,232 million).

12.  Payables

Included within payables are employee convertible debenture loans of €8 million (2006: €8 million) with a weighted average interest rate of 4.99% (2006: 4.68%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

13.  Share capital

Authorised

	No. of shares	€m

Ordinary shares of €0.06 each	2,100,000,000	126
Unclassified shares of €0.60 each	30,000,000	18

Total		144

On January 7, 2008 the existing ordinary shares of €0.06 each were consolidated into new ordinary shares of €0.07 each on the basis of 58 new ordinary shares for every 67 existing ordinary shares. The existing R-Shares of €0.60 were consolidated on a similar basis into new R-Shares of €0.70.

13.  Share capital – (continued)

Issued and fully paid

		Ordinary		Ordinary
	R-shares	shares	R-shares	shares	Total
	Number	Number	€m	€m	€m

At January 1, 2005	4,679,249	740,090,600	3	44	47
Issue of ordinary shares	—	1,714,630	—	—	—

At January 1, 2006	4,679,249	741,805,230	3	44	47
Issue of ordinary shares	—	6,791,894	—	1	1

At January 1, 2007	4,679,249	748,597,124	3	45	48
Issue of ordinary shares	—	11,653,240	—	1	1

At December 31, 2007	4,679,249	760,250,364	3	46	49

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 9 to the Reed Elsevier combined financial statements.

Details of issued shares held in treasury are provided in note 15.

At December 31, 2007 4,523,094 R-shares were held by a subsidiary of Reed Elsevier PLC. The R-shares are convertible at the election of the holders into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R-shares.

14.  Paid-in surplus

	2007	2006	2005
	€m	€m	€m

At January 1	1,562	1,495	1,477
Issue of ordinary shares	123	67	18

At December 31	1,685	1,562	1,495

Within paid-in surplus, an amount of €1,508 million (2006: €1,385 million; 2005: €1,318 million) is free of tax.

15.  Shares held in treasury

	2007	2006	2005
	€m	€m	€m

At January 1	282	68	47
Share repurchases	176	156	—
Share of joint ventures’ employee benefit trust purchases	54	54	20
Share of joint ventures’ settlement of share awards by employee benefit trust	(36)	—	—
Exchange translation differences	(17)	4	1

At December 31	459	282	68

Share repurchases include €21 million in respect of the repurchase of 156,155 R-shares from a subsidiary of Reed Elsevier PLC.

Details of shares held in treasury are provided in note 32 to the Reed Elsevier combined financial statements.

16.  Translation reserve

	2007	2006	2005
	€m	€m	€m

At January 1	(70)	76	(98)
Share of joint ventures’ exchange differences on translation of foreign operations	(192)	(146)	174
Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	103	—	—

At December 31	(159)	(70)	76

17.  Other reserves

	2007	2006	2005
	€m	€m	€m

At January 1	207	(112)	(206)
Share of joint ventures’ transition adjustment on adoption of IAS39	—	—	8

At January 1 as restated	207	(112)	(198)
Profit attributable to ordinary shareholders	855	458	338
Share of joint ventures’:
Actuarial gains/(losses) on defined benefit pension schemes	165	102	(27)
Fair value movements on available for sale investments	—	2	2
Cumulative fair value movements on disposal of available for sale investments	(5)	—	—
Fair value movements on cash flow hedges	2	40	(8)
Tax recognised directly in equity	(37)	(44)	(2)
Increase in share based remuneration reserve	34	36	42
Settlement of share awards by employee benefit trust	(36)	—	—
Transfer to net profit from hedge reserve	(15)	(4)	(14)
Equalisation adjustments	40	1	—
Equity dividends declared	(310)	(272)	(245)

At December 31	900	207	(112)

18.  Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier NV as follows:

	2007	2006
	€m	€m

Fully and unconditionally guaranteed jointly and severally with Reed Elsevier PLC	3,745	3,858

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 20 to the Reed Elsevier combined financial statements.

19.  Post balance sheet events

On January 18, 2008 the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution, announced on December 12, 2007 of €1,299 million was recognised when paid in January 2008.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of €0.07 for every 67 existing ordinary shares of €0.06, being the ratio of the aggregate special distribution (including that paid by Reed Elsevier PLC) to the combined market capitalisation of Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) and Reed Elsevier PLC as at the date of the announcement of the special distribution. The existing R-Shares of €0.60 were consolidated on a similar basis into new R-Shares of €0.70.

19.  Post balance sheet events – (continued)

Following the share consolidation, effective January 7, 2008 there were 658,127,218 ordinary shares of €0.07 in issue, of which 30,584,845 were held in treasury including 8,682,054 held by the Reed Elsevier Group plc employee benefit trust. Additionally, post share consolidation there were 4,050,720 R-Shares of €0.70 in issue, of which 135,179 were held in treasury. For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be January 18, 2008 being the date on which the special distribution was paid.

On January 30, 2008 the sale of Harcourt Assessment and the remaining Harcourt International businesses, first announced in May 2007, completed following receipt of regulatory clearance in the United States. Proceeds received on disposal by the Reed Elsevier combined businesses were €449 million.

On February 20, 2008 Reed Elsevier approved a plan to divest Reed Business Information. In the year to December 31, 2007 Reed Business Information reported revenues of €1,323 million, operating profits of €130 million and adjusted operating profits of €174 million.

On February 20, 2008 Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc to acquire the company for cash. Taking into account ChoicePoint’s estimated net debt of $0.6 billion, the total value of the transaction is $4.1 billion. The ChoicePoint board will convene a meeting of ChoicePoint shareholders to approve the merger and is unanimous in its recommendation of the merger. The merger is subject to customary regulatory approvals and is expected to be completed later in the year. In 2007 ChoicePoint reported revenues of €717 million, operating income (before goodwill and asset writedowns) of €164 million and earnings before interest, tax, depreciation and amortisation of €210 million.

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description

Accruals	Accrued expenses

Adjusted operating profit	Operating profit before amortisation of acquired intangible assets and acquisition integration costs and grossed up to exclude the equity share of taxes in joint ventures. This is a key financial measure used by management to evaluate performance and is presented in accordance with IAS14: Segment Reporting

Allotted	Issued

Associate	An entity in which Reed Elsevier has a participating interest and, in the opinion of the directors, can exercise significant influence on its management

Bank borrowings	Payable to banks

Called up share capital	Issued share capital

Capital allowances	Tax term equivalent to US tax depreciation allowances

Capital and reserves	Shareholders’ equity

Combined businesses	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Current instalments of loans	Long term debt due within one year

EPS	Earnings per ordinary share

Finance lease	Capital lease

Free cash flow	Operating cash flow excluding the effects of interest, tax and dividends

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Net borrowings	Gross borrowings, less related derivative financial instrument assets and cash and cash equivalents

Net cash acquired	Cash less debt acquired with a business

Prepayments	Prepaid expenses

Profit	Income

Profit attributable	Net income

Reed Elsevier	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Share based remuneration	Stock based compensation

Shareholders’ equity	Shareholders’ funds

Share premium account	Premiums paid in excess of par value of ordinary shares

Revenue	Sales

Underlying growth	The year on year growth calculated excluding the effects of acquisitions, disposals and the impact of currency translation

ITEM 19: EXHIBITS

Exhibits filed as part of this annual report

1.1	Memorandum and Articles of Association of Reed Elsevier PLC (incorporated by reference from Exhibit 1.1 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)
1.2	Articles of Association of Reed Elsevier NV
1.3	Governing Agreement, dated April 15, 1999 between Reed International P.L.C. and Elsevier NV (incorporated by reference from Exhibit 3.3 to the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001)
1.4	RHBV Agreement, dated December 23, 1992 among Elsevier NV and Reed Holding B.V. (incorporated by reference from Exhibit 1.4 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)
2.1	Deposit Agreement, dated as of October 27, 2003 among Reed Elsevier PLC, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit (a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier PLC with the SEC on October 17, 2003)
2.2	Deposit Agreement, dated as of October 27, 2003 among Reed Elsevier NV, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit (a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier NV with the SEC on October 17, 2003)
4.1	Agreement and Plan of Merger, dated October 27, 2000 among Reed Elsevier Inc., REH Mergersub Inc. and Harcourt General, Inc. (incorporated by reference from Exhibit 10.11 to the Registration Statement on Form F-3 filed with the SEC on November 29, 2000 (the “2000 Form F-3 Registration Statement”)
4.2	Sale and Purchase Agreement, dated October 27, 2000 between Reed Elsevier Inc. and The Thomson Corporation (incorporated by reference from Exhibit 10.13 to the 2000 Form F-3 Registration Statement)
4.3	Reed Elsevier Group plc Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.4	Reed Elsevier Group plc Long Term Incentive Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.5	Reed Elsevier Group plc Bonus Investment Plan (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.6	Reed Elsevier Group plc Bonus Investment Plan (2002) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.7	Reed Elsevier Group plc Executive Share Option Schemes (No. 2) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)
4.8	Reed Elsevier Group plc Executive UK and Overseas Share Option Schemes (incorporated by reference from Exhibit 10.6 to the 2000 Form F-3 Registration Statement)
4.9	Reed Elsevier Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from exhibit 4.9 on the 2006 Annual Report on Form 20-F filed with the SEC on March 22, 2007)
4.10	Reed Elsevier US Salary Investment Plan (incorporated by reference from Exhibit 4.10 to the Registration Statement on Form S-8 filed with the SEC on October 2, 2000)
4.11	Reed Elsevier Group plc Long Term Incentive Share Option Scheme (as restated for awards granted on or after April 19, 2006) (incorporated by reference from exhibit 4.11 on the 2006 Annual Report on Form 20-F filed with the SEC on March 22, 2007)
4.12	Sale and Purchase Agreement, dated July 16, 2007 between Reed Elsevier Group plc, HMRH Acquisition Co., Houghton Mifflin Riverdeep Group plc and Education Media and Publishing Group Limited
4.13	Sale and Purchase Agreement, dated May 4, 2007 between Reed Elsevier Group plc and Pearson plc
4.14	Agreement and plan of merger by and among ChoicePoint Inc., Reed Elsevier Group plc and Deuce Acquisition Inc., dated February 20, 2008
8	List of significant subsidiaries, associates, joint ventures and business units
12.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
12.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC
12.3	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
12.4	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC
13.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
13.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
15.1	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier Combined Financial Statements
15.2	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier PLC Consolidated Financial Statements
15.3	Independent Registered Public Accounting Firm’s Consent — Reed Elsevier NV Consolidated Financial Statements
15.4	Report of Independent Registered Public Accounting Firm on internal control over financial reporting — Reed Elsevier combined businesses
15.5	Report of Independent Registered Public Accounting Firm on internal control over financial reporting — Reed Elsevier PLC
15.6	Report of Independent Registered Public Accounting Firm on internal control over financial reporting — Reed Elsevier NV

The total amount of long term debt securities of Reed Elsevier authorised under any single instrument does not exceed 10% of the combined total assets of Reed Elsevier. The Registrants hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long term debt of Reed Elsevier or any of the combined businesses for which consolidated or unconsolidated financial statements are required to be filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorised, on March 20, 2008.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By: /s/ SIR CRISPIN DAVIS Sir Crispin Davis Chief Executive Officer	By: /s/ SIR CRISPIN DAVIS Sir Crispin Davis Chairman of the Executive Board & Chief Executive Officer

By: /s/ M H ARMOUR M H Armour Chief Financial Officer	By: /s/ M H ARMOUR M H Armour Member, Executive Board & Chief Financial Officer

Dated: March 20, 2008	Dated: March 20, 2008

S-1

(Bowne Bug)
X54420